Form 40-F
period 2003-12-31
GERDAU AMERISTEEL CORP
filed 2004-04-30
CIK 1203748

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange
    Act of 1934

For the fiscal year ended December 31, 2003

Commission file number: 333-101591

                          GERDAU AMERISTEEL CORPORATION
             (Exact name of registrant as specified in its charter)

         ONTARIO                    3312               NOT APPLICABLE
   (Province or other        (Primary Standard        (I.R.S. Employer
     jurisdiction of             Industrial         Identification Number
    incorporation or        Classification Code       (if Applicable))
      organization)       Number (if applicable))

                              HOPKINS STREET SOUTH
                                 WHITBY, ONTARIO
                                 CANADA L1N 5T1
                                 (905) 668-3535
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                PHILLIP E. CASEY
                             CHIEF EXECUTIVE OFFICER
                         GERDAU, AMERISTEEL CORPORATION
                             5100 WEST LEMON STREET
                              TAMPA, FLORIDA 33629
                                 (813) 286-8383

            (Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                       of the Act. Senior Notes due 2011

For annual reports, indicate by check mark the information filed with this Form:

    [X] Annual Information Form      [X] Audited Annual Financial Statements

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 198,090,861

      Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                               Yes         No  X
                                   ---        ---

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X      No
                                   ---        ---

                                    FORM 40-F

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

      (a)   Annual Information Form for the fiscal year ended December 31, 2003;

      (b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003;

      (c) Consolidated Financial Statements for the fiscal year ended December 31, 2003; and

      (d)   U.S. GAAP reconciliation.




                                     40-F1

                          GERDAU AMERISTEEL CORPORATION


                             ANNUAL INFORMATION FORM


                                 APRIL 29, 2004

                                TABLE OF CONTENTS

OVERVIEW ...............................................................       1
CORPORATE STRUCTURE ....................................................       2
     Name and Incorporation ............................................       2
     Operating Structure ...............................................       3
GENERAL DEVELOPMENT OF THE BUSINESS ....................................       3
     History ...........................................................       3
     Industry and Trends ...............................................       4
NARRATIVE DESCRIPTION OF THE BUSINESS ..................................       5
     Minimills .........................................................       5
         Cambridge Mill ................................................       7
         Cartersville Mill .............................................       7
         Charlotte Mill ................................................       7
         Gallatin Mill .................................................       7
         Jackson Mill ..................................................       7
         Jacksonville Mill .............................................       7
         Knoxville Mill ................................................       8
         Perth Amboy Mill ..............................................       8
         Sayreville Mill ...............................................       8
         Selkirk Mill ..................................................       8
         Whitby Mill ...................................................       8
         Depots ........................................................       9
     Downstream Operations .............................................       9
         Railroad Spike Operations .....................................       9
         Cold Drawn Operations .........................................       9
         Super Light Beam Processing and Elevator Guide Rails ..........       9
         Rebar Fabrication .............................................      10
         Wire Mesh and Collated Nails ..................................      10
     Joint Ventures ....................................................      11
     Other Properties ..................................................      11
     Products ..........................................................      12
         Merchant bars/special sections ................................      12
         Stock Rebar ...................................................      13
         Rod ...........................................................      13
         Flat Rolled Steel .............................................      13
         Fabricated Steel ..............................................      13
         Billets .......................................................      13
     Marketing .........................................................      13
     Competition .......................................................      15
         Local Competition .............................................      15
         Foreign Competition ...........................................      15
         Competitive Strengths .........................................      16
     Cyclical and Seasonal Nature of the Business ......................      17
     Scrap, Energy and Other Raw Materials .............................      18
     Environmental and Regulatory Matters ..............................      18
     Employees .........................................................      19
     Foreign Operations Risk ...........................................      20
MANAGEMENT'S DISCUSSION AND ANALYSIS ...................................      20
MARKET FOR SECURITIES ..................................................      20
SELECTED CONSOLIDATED FINANCIAL INFORMATION ............................      20
DIVIDENDS ..............................................................      21
DIRECTORS AND OFFICERS .................................................      21
AUDITORS ...............................................................      22
ADDITIONAL INFORMATION .................................................      22
SCHEDULE A .............................................................      24

In this Annual Information Form, references to "dollars" and "$" are to United States dollars. As used in this document, unless the context otherwise requires,
(i) the "Company" and "Gerdau Ameristeel" refer to Gerdau Ameristeel Corporation, (ii) "Ameristeel" refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), (iii) "Gerdau North America" refers to the North American operations of Gerdau S.A., on or before October 23, 2002, and (iv) "we", "us" and "our" refers to the Company and its subsidiaries and 50% owned joint ventures.

The financial results are the financial results for Gerdau North America, the predecessor company for accounting purposes, with the results of the former Co-Steel Inc. added for the period since October 23, 2002. We also present pro forma financial and operating information which gives effect to the combination of Gerdau North America and Co-Steel Inc. as if the transaction had taken place at the beginning of the applicable period. The financial information is prepared using Canadian generally accepted accounting principles. The results of our three 50% owned joint ventures, including Gallatin Steel Company, are proportionately consolidated. In addition, to be consistent with the presentation of financial information, information on tons shipped or similar production information in this offering memorandum includes our 50% share of the joint ventures' production. "Tons" refers to U.S. short or "net" tons (i.e. 2,000 pounds). Information on net sales and tons shipped only includes net sales and tons shipped to third parties.

Unless otherwise indicated, all information in this Annual Information Form is given as of April 29, 2004.

OVERVIEW

    Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through a vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations (including six rebar fabrication facilities acquired from Potter Form & Tie Company on March 19, 2004), the Company primarily serves customers in the eastern half of North America. The Company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers, or OEMs, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing.

    The Company's operations are segmented into two operating divisions, minimills and downstream operations.

    Minimills. Gerdau Ameristeel owns and operates seven minimills in the United States and three in Canada and also has a 50% interest in an eleventh minimill located in Kentucky, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and flat rolled sheet. For the twelve months ended December 31, 2003, shipments were approximately 5.6 million tons of mill finished steel products. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Four of the mills are provided scrap from an internal network of 13 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills' primary raw material.

    Downstream operations. The Company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the twelve months ended December 31, 2003, downstream shipments were approximately 631,000 tons of processed steel products. The downstream operations consist of the following:

    - Rebar fabrication and epoxy coating -- Gerdau Ameristeel has one of the largest rebar fabricating and epoxy coating operations in North America, consisting of 21 rebar fabricating facilities (including the six facilities acquired on March 19, 2004) and three epoxy coating plants, servicing the concrete construction industry in the eastern half of the United States and Canada. The rebar facilities have the capacity to produce approximately 750,000 tons (including 100,000 tons capacity at the six facilities acquired on March 19, 2004) of fabricated and epoxy coated rebar per year. The fabricating facilities purchase the majority of their rebar requirements from the Company's mills, at market prices, and cut and bend it to meet our customers' engineering, architectural and other end-product specifications. The epoxy coating plants apply epoxy coating to rebar for use in construction projects requiring rust resistant steel, including bridge and tunnel construction.

    - Railroad spike operations -- Gerdau Ameristeel has two railroad spike operations that forge steel square bars produced at the Charlotte mill into track spikes. The rail spike operations manufacture and distribute the spikes on an annual contract basis to the railroad industry throughout North America.

    - Cold drawn plants -- Gerdau Ameristeel has two cold drawn plants that process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn operations purchase approximately 40% of their raw material requirements from the Company's minimills.

    - Super light beam processing and elevator guide rails -- Gerdau Ameristeel has downstream operations that process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers.

    - Wire mesh and collated nails -- Gerdau Ameristeel has a downstream operation that produces small-diameter drawn wire from coiled steel rod. The wire is woven into sheets and rolls of wire mesh for concrete pavement reinforcement or converted into collated nails for use in high-speed nail machines.

CORPORATE STRUCTURE

NAME AND INCORPORATION

         Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Company is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel Inc. on October 23, 2002. The registered office of the Company is located at Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. The executive office is located at 5100 West Lemon Street, Tampa, Florida, United States, 33609.

         Subsequent to incorporation, the following amendments to the Company's articles and constating documents were made:

    - December 27, 1985 - Co-Steel was amalgamated with its subsidiary, Lake Ontario Steel Company Limited;

    - June 10, 1986 - name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the First Preference Shares) was reclassified and subdivided into two Multiple Voting Shares and three Subordinate Voting Shares;

    - December 31, 1993 - all of the outstanding multiple voting shares were automatically converted into subordinate voting shares;

    - April 27, 1994 - the subordinate voting shares were redesignated as common shares;

    - December 31, 2000 - 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

    -  October 23, 2002 - name was changed to Gerdau Ameristeel Corporation;

    -  May 6, 2003 - By-law No. A2 was approved by the Company's shareholders;

    - September 26, 2003 - amalgamation between Gerdau Ameristeel and its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau

     Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited.

OPERATING STRUCTURE

    Gerdau Ameristeel conducts its operations directly and indirectly through subsidiaries and joint ventures in Canada and the United States. The following chart shows Gerdau Ameristeel Corporation, our principal subsidiaries and joint ventures (including GUSAP Partners), their respective operations and their jurisdictions of incorporation. Unless otherwise indicated, all entities are 100%-owned and are owned directly or indirectly through an intermediate holding company. Schedule A to this Annual Information Form lists all of the Company's subsidiaries, their jurisdiction of incorporation and the percentage of shares beneficially owned by the Company.

                                  (FLOW CHART)

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

    Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Uruguay, Argentina, and, through Gerdau Ameristeel, Canada and the United States. Gerdau S.A.'s history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top twenty steel companies in the world. Gerdau S.A. has approximately 48% market share of the long steel market in Brazil. The Gerdau group had global annual manufacturing capacity of 12.8 million tons of mill-finished steel products, over 19,000 employees and total assets exceeding $5 billion. For the twelve months ended December 31, 2003, Gerdau S.A. had approximately $5.0 billion in consolidated net sales and a market capitalization of over $2.9 billion.

    Over the last 14 years, Gerdau S.A. has increased its investment abroad, including its investment in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operates a minimill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc. (now Gerdau Ameristeel MRM Special Sections Inc.), which operates a minimill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four minimills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia expanding Ameristeel's structural bar size range and added beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies' cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.

    On October 23, 2002, the parent company of Gerdau S.A.'s North American operations, referred to as Gerdau North America, acquired Co-Steel Inc. Co-Steel was a Canadian public company that owned and operated three minimills, participated in a 50/50 joint venture that ran a fourth minimill in Kentucky and was a major participant in the sourcing, trading and processing of scrap metal in the northeastern North American steel market. Through the combination, Co-Steel acquired all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares and changed its name to Gerdau Ameristeel Corporation. Under reverse-take-over accounting, Gerdau North America was deemed to be the acquirer and was assumed to have purchased the assets and liabilities of Co-Steel.

    On December 31, 2002, Ameristeel was an 87%-owned subsidiary. In March 2003, the Company effected an exchange, referred to as the minority exchange, in which Gerdau Ameristeel acquired the shares of Ameristeel not previously owned by using newly-issued common shares, making Ameristeel a wholly-owned subsidiary. Following the transaction with Co-Steel and the acquisition of the shares of Ameristeel, Gerdau S.A. indirectly holds approximately 69% of our common shares.

    On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405 million of 10 3/8% Senior Notes due 2011 and entering into a $350 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the completion of the refinancing, the Company reorganized its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group.

INDUSTRY AND TRENDS

    The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs, low-priced imports, the diminution of the effect of U.S. tariffs and challenges to the industry's ability to attract new management talent. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.

    Beginning in mid-2000 and continuing through 2002, the North American steel industry experienced a severe downward cycle due to excess global production capacity, high import levels at low prices, including prices that were below the combined costs of production and shipping, and weak general economic conditions. These forces resulted in lower domestic steel prices and significant domestic capacity closures. Prices for many steel products reached 10-year lows in late 2001. As a result of these conditions, over 20 U.S. steel companies sought protection under Chapter 11 of the United States Bankruptcy Code since the beginning of 2000.

    In response to these conditions, in March 2002, President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. The duties were imposed for a period of three years and were to decrease each year they were in effect. For flat rolled products and various merchant and special bar quality products, the tariff was set at 30%, 24% and 18% for the first, second and third year, respectively. For rebar products, the tariff was set at 15%, 12% and 9% for the first, second and third year, respectively. These tariffs had varying levels of impact on different companies. For example, Gerdau Ameristeel does not believe that the tariffs had a significant impact on our results of operations. On November 10, 2003, the World Trade Organization (WTO) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. However, it is not known whether the termination of the safeguard tariffs is permanent as President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.

    The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector, Nucor Corporation's acquisition of Birmingham Steel Corporation and the combination of Gerdau North America and Co-Steel significantly consolidated the market. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.

NARRATIVE DESCRIPTION OF THE BUSINESS

MINIMILLS

    Gerdau Ameristeel operates minimills, which are steel mills that use electric arc furnaces to melt scrap metal by charging it with electricity. During melting of scrap metal, alloys and other ingredients (such as fluxes) are added in measured quantities to achieve desired metallurgical properties. The resulting molten steel is cast into long strands called billets in a continuous casting process. The billets are typically cooled and stored, and then transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction, and then rolled into products such as rebar, merchant bars, structural shapes, rods or special sections. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant and structural products then pass through automated straightening and stacking equipment. Finished products are neatly bundled prior to shipment to customers, typically by rail or truck. In some cases, finished products are shipped by rail to a depot before delivery to customers. The following picture shows the typical steel production process in our mills:

                                  (FLOW CHART)

    All of the mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Four of the Company's mills are vertically integrated with thirteen scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, such as special sections produced by the Selkirk mill, are shipped greater distances, including overseas.

    The table below presents information regarding the Company's mills, including the estimated annual production capacity and actual production for the year ended December 31, 2003. Annual melting and rolling capacities are based on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming eighteen days per year for maintenance shutdown. Actual capacity may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer's design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

                                                      YEAR ENDED                            YEAR ENDED
                                                       DECEMBER                              DECEMBER
                                           APPROX.        31,                   APPROX.         31,
                                           ANNUAL        2003       CAPACITY    ANNUAL         2003        CAPACITY
                                           MELTING      MELTING    UTILIZATION  ROLLING       ROLLING     UTILIZATION
                                           CAPACITY   PRODUCTION   PERCENTAGE   CAPACITY    PRODUCTION    PERCENTAGE
                                           --------   ----------   -----------  --------    ----------    ------------
                                              (THOUSANDS OF TONS)                  (THOUSANDS OF TONS)

Cambridge, Ontario...................        360          314          87.2%         325         309            95.0%
Cartersville, Georgia................        860          464          53.9          600         374            62.3
Charlotte, North Carolina............        460          339          73.6          400         311            77.7
Jackson, Tennessee...................        670          498          74.3          600         485            80.8
Jacksonville, Florida................        640          607          94.8          640         630            98.4
Knoxville, Tennessee.................        500          460          92.0          500         430            86.0
Perth Amboy, New Jersey..............        900          582          64.6        1,000         592            59.2
Sayreville, New Jersey...............        800          569          71.1          600         534            89.0
Selkirk, Manitoba....................        400          353          88.2          330         321            97.2
Whitby, Ontario......................        960          599          62.3        1,100         545            49.5
                                            -----       -----          ----        -----       -----            ----
Totals before Gallatin Joint Venture.       6,550       4,785          73.1%       6,095       4,531            74.3%
Gallatin, Kentucky (1)...............       1,500         745          99.3(2)     1,500         737            98.2(2)
                                            -----       -----          ----        -----       -----            ----
Totals with Gallatin Joint Venture...       8,050(1)    5,530(1)       75.7%(2)    7,595(1)    5,268(1)         76.9%(2)
                                            =====       =====          ====        =====       =====            ====

(1) Includes 100% of the capacity and 50% of the production of the Gallatin mill, which is a 50%-owned joint venture.


(2) Utilization % includes the Gallatin mill, calculated by dividing our 50% share of production by 50% of total capacity.

     Gerdau Ameristeel operates its mills so inventory levels are maintained within targeted ranges, therefore, generally the Company does not utilize 100% of capacity. Although it is generally advantageous to run mills at full production levels to achieve the lowest unit costs, producing to targeted inventory levels balances production with marketing and gives management sufficient flexibility to limit maintenance delays and other downtime. This approach also results in better working capital management.

Cambridge Mill

    The Cambridge mill began operations in 1980. It is located on a 32 acre site in Cambridge, Ontario, 60 miles west of Toronto. It produces merchant bar, SBQ products and rebar. Rebar produced at the Cambridge mill is sold primarily to fabricators and service centers in Canada. Approximately 75% of the Cambridge mill's production is merchant bar and SBQ products. It generally produces smaller sizes in smaller production runs targeted to niche markets that earn higher margins than commodity merchant bars. The mill's melt shop was rebuilt in 1986 and includes a 45-ton electric arc furnace and a 3-strand continuous caster. The rolling mill was commissioned in 1987 and includes a 75-tons per hour reheat furnace, an 18 in-line stand rolling mill, a 256 foot cooling bed, an in-line cut-to-length shear, and a straightening, stacking, and bundling finishing end. In 2003, a new pollution control system was installed.

Cartersville Mill

    The Cartersville mill began its melting operations in 1989 and its rolling operations in 1999. It is located on a 264 acre site in Cartersville, Georgia. In addition to a wide range of merchant bars, the mill produces structural shapes and beams. The mill's melt shop has a 140-ton electric arc furnace, a ladle refining station and a 6-strand billet caster. Construction of a 63,000 square foot finished product warehouse was completed in October 2003.

Charlotte Mill

    The Charlotte mill began operations in 1961. It is located on a 112 acre site in Charlotte, North Carolina. It produces rebar and merchant bars that are sold primarily within the eastern seaboard states from Florida to Pennsylvania. The mill's melting equipment includes a 75-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle refining station and a 3-strand continuous caster. Charlotte's rolling mill includes an 80-tons per hour reheat furnace, 15 in-line mill stands, a 200-foot cooling bed, an in-line straightener and flying cut-to-length shear, and an automatic stacker for merchant bars and rebar. An upgrade to Charlotte's rolling mill electrical control system was completed in December 2003.

Gallatin Mill

    The Gallatin mill began operations in 1995. It is a joint venture with Dofasco Inc. Gerdau Ameristeel owns 50% of Gallatin Steel. The mill is located in Gallatin County, Kentucky, 40 miles southwest of Cincinnati, Ohio on a 1,000-acre site owned by Gallatin Steel. It produces principally hot band rolled steel products that are used in the construction, automotive, appliance, machinery, equipment and packaging industries. The mill operates a direct current twin-shell 350-ton electric arc furnace with a ladle refining station and a thin slab caster. The rolling mill is a high-speed tandem rolling mill and a cut-to-length operation.

Jackson Mill

    The Jackson mill began operations in 1981. It is located on a 283 acre site in Jackson, Tennessee. The Jackson mill is the Company's largest single producer of merchant bars and also produces some larger size rebar. The merchant bars are marketed primarily in the southeast and Midwest United States. The Jackson mill's melting equipment includes a 140-ton electric arc furnace and a 4-strand continuous billet caster. The rolling mill consists of a 120-tons per hour reheat furnace, 16 vertical and horizontal in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Jackson mill has a shredder which is used to process scrap purchased from third parties. A caster upgrade project at the Jackson mill was completed in December 2003.

Jacksonville Mill

    The Jacksonville mill began operations in 1976. It is located on a 550 acre site in Jacksonville, Florida and produces rebar and rods. Straight rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, and coiled rebar is shipped throughout the eastern United States. The rod products are sold throughout the southeastern United States. Jacksonville's melting equipment consists of a 100-ton electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 100 tons per hour reheat furnace, a 16-stand, in-line horizontal rolling mill, a 10-stand rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils. 40% of the scrap needs of the Jacksonville mill is supplied by an on-site recycling facility owned and operated by a division of OmniSource Corporation, solely for the benefit of the mill.

Knoxville Mill

    The Knoxville mill began operations in its present location in 1903. It is located on a 52 acre site in Knoxville, Tennessee and produces almost exclusively rebar. The rebar is marketed throughout the southern and Midwestern United States. Knoxville's melt shop completed a $34.5 million modernization in July 2000. The new facility includes a 95-ton electric arc furnace, a continuous scrap feeding and preheating system. The rolling mill consists of a 90-tons per hour reheat furnace, 17 in-line mill stands utilizing an in-line heat treating process, a cooling bed and a cut-to-length shear line. The rolling mill electrical control system was upgraded in April 2003.

Perth Amboy Mill

    The Perth Amboy mill began operations in 1980. It is located on a 93 acre site in Perth Amboy, New Jersey. It produces industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries in the northeastern United States. The Perth Amboy mill has a 150-ton electric arc furnace, a ladle arc refining unit, a 5-strand continuous caster, and a rod mill.

Sayreville Mill

    The Sayreville mill began operations in 1972 and constructed a new melt shop and caster in 1997. It is located on a 117 acre site in Sayreville, New Jersey, 30 miles south of New York City. It primarily produces rebar, which is generally sold to fabricators in the northeastern United States. The Sayreville mill operates a 135-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle arc refining unit, a 6-strand continuous caster, and a bar mill.

Selkirk Mill

    The Selkirk mill began operations in 1917. It is located on a 529 acre site in Selkirk, Manitoba. It produces special sections, merchant bars and rebar. Approximately 15% of the Selkirk mill's production is rebar which is sold primarily to fabricators and service centers in Canada. Up to 15% of its production is merchant bars and structurals. In 2001, the Selkirk mill increased production capabilities to include flats with a width of more than 10 inches. Approximately 75% of the Selkirk mill's shipments are special sections sold to the earth moving, material handling and transportation industries. The Selkirk mill has a 65-ton electric arc furnace, a ladle refining station, and a 3-strand continuous caster. Selkirk operates two rolling mills. Rolling mill #1 has a 15-stand rolling mill. Rolling mill #2 includes two in-line stands, one horizontal and the other vertical, along with a cooling bed. The mill is vertically integrated with four scrap recycling facilities located in North Dakota that collect and/or process scrap for use by the mill and sale to third parties. The mill also has its own shredder and shears for processing scrap. The mill's scrap facilities can supply all of the mill's scrap requirements. However, depending on market conditions, the mill may from time to time purchase a portion of its scrap needs from third parties and sell some of its collected scrap to third parties.

Whitby Mill

    The Whitby mill began operations in 1964. It is located on a 357 acre site in Whitby, Ontario, 35 miles east of Toronto. It produces principally merchant bar, structural shapes and rebar. The Whitby mill has a 150-ton electric arc furnace, a ladle refining unit, a 5-strand continuous caster, a bar mill, and a structural mill. The mill is vertically integrated with five scrap recycling facilities in southern Ontario that collect and/or process scrap for use by the mill and sale to third parties. 100% of the mill's scrap needs are supplied by its scrap facilities. The electrical control system at the Whitby bar mill was upgraded in August 2003.

Depots

    The Company leases depots in Chicago, Illinois; North Jackson, Ohio; and Montreal, Quebec; and owns a warehouse in Milton, Ontario. Finished product is shipped by rail from several of the Company's mills to the depots, stored, then shipped to customers. The following table provides information on these facilities:

                 LOCATION                   ACREAGE      LEASE EXPIRATION
--------------------------------------     ---------     ----------------
Milton, Ontario.......................       32.27       Owned Property
Montreal, Quebec......................        1.89       June 30, 2007
Chicago, Illinois.....................        8.88       June 30, 2017
North Jackson, Ohio...................       21.75       May 31, 2016

DOWNSTREAM OPERATIONS

    The Company has secondary value-added steel businesses, referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills.

Railroad Spike Operations

    Gerdau Ameristeel owns two railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina and a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas. The railroad spike operations purchase steel square bars from the Charlotte mill and forge the bars into rail track spikes. These track spikes are generally sold on an annual contract basis to the major railroad companies in North America. Gerdau Ameristeel is one of the leading rail spike producers and sells approximately 50,000 tons of track spikes per year.

Cold Drawn Operations

    Gerdau Ameristeel has two cold drawn plants. The Orrville, Ohio plant is a 45,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is owned by AmeriSteel Bright Bar, Inc., of which a subsidiary of the Company owns 80% and the remaining 20% is owned by members of the plant's management. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded the Company's cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, Cambridge and Cartersville mills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities.

Super Light Beam Processing and Elevator Guide Rails

    Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams purchased from a third party into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2007. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley's facility is located on leased property in Winnipeg, Manitoba, near the Selkirk mill, and processes beams produced by that mill. Bradley's lease expires on September 30, 2008.

    SSS/MRM Guide Rail Inc., a 50%-joint venture with Monteferro S.p.A., processes the Selkirk mill's guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. Both the Steinbach and Birds Hill facilities are located on leased property, with the leases expiring in June 30, 2008 and May 31,

2007, respectively. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.

Rebar Fabrication

    Gerdau Ameristeel operates one of North America's largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network, consisting of 21 rebar fabricating plants (including the six fabricating plants acquired on March 19, 2004) and three epoxy coating plants, services the concrete construction industry in the eastern half of the United States. The fabricating facilities cut and bend rebar to meet customers' engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville mills. The Company's rebar fabricating capacity is over 600,000 tons per year. Estimated capacity is based on best historical months of production, annualized. The following table shows the rebar fabricating plant locations and their approximate annual capacities:

                REBAR FABRICATING PLANT (1) (2)             CAPACITY (TONS)
     --------------------------------------------------     ---------------
                                                               (IN TONS)
     Tampa, Florida....................................         45,000
     Jacksonville, Florida.............................         40,000
     Ft. Lauderdale, Florida...........................         40,000
     Orlando, Florida..................................         15,000
     Charlotte, North Carolina.........................         40,000
     Raleigh, North Carolina...........................         35,000
     Atlanta, Georgia..................................         40,000
     Aiken, South Carolina.............................         15,000
     Knoxville, Tennessee..............................         50,000
     Nashville, Tennessee..............................         35,000
     Memphis, Tennessee................................         20,000
     Louisville, Kentucky..............................         35,000
     York, Pennsylvania................................         60,000
     Milton, Pennsylvania..............................         15,000
     Baltimore, Maryland...............................         30,000
     Belvidere, Illinois...............................         30,000
     Decatur, Illinois.................................         15,000
     Madison, Wisconsin................................         15,000
     Appleton, Wisconsin...............................         20,000
     Eldridge, Iowa....................................         20,000
                                                              --------
     Total.............................................        615,000
                                                              ========


(1) In May 2003, the Company announced the closure of its Sayreville fabricating plant which had an annual fabricating capacity of approximately 30,000 tons. The property, plant and equipment were sold in November 2003.


(2) The Company acquired six rebar fabrication facilities from Potter Form & Tie Company on March 19, 2004. The facilities are located in Belvidere, Urbana and Decatur, Illinois; Madison and Appleton, Wisconsin; and Eldridge, Iowa. The annual capacity of these locations is approximately 100,000 tons.


     In addition to the fabricating plants listed above, the Company operates three epoxy coating plants that are located in Knoxville, Tennessee; Milton, Pennsylvania; and Sayreville, New Jersey. These facilities apply epoxy coating to fabricated rebar for rust applications, and have a combined annual coating capacity of approximately 150,000 tons.

Wire Mesh and Collated Nails

    The Company's Atlas Steel & Wire facility in New Orleans, Louisiana produces small-diameter drawn wire from coiled steel rod. The wire is then either manufactured into wire mesh for concrete pavement reinforcement or converted into collated nails for use in high-speed nail machines. The Company leases a 120,000 square foot facility on five acres of land in New Orleans, Louisiana. The lease was renewed on August 31, 2003 and renews annually, unless terminated by the Company.

JOINT VENTURES

    Gerdau Ameristeel has three 50%-owned joint ventures. The Gallatin mill is a joint venture with Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Selkirk mill's guide rail sections for elevator manufacturers.

    Under Canadian GAAP, the three 50%-owned joint ventures are proportionately consolidated, meaning that 50% of individual items such as assets, liabilities, sales and cost of sales and expenses are included in Gerdau Ameristeel's results. In addition, to be consistent with the presentation of financial information, information on tons shipped and other production information includes 50% of the joint ventures' production and shipments.

    In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2003, there were approximately $73 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to Dofasco and Gerdau Ameristeel.

OTHER PROPERTIES

       In addition to owned and leased facilities used in operations, the Company owns two closed minimills in Florida and industrial property in New Jersey, as set out below. An agreement has been reached for the sale of the Keasby, New Jersey property and is expected to close in May 2004. The Company also leases a 37,000 square foot executive office located in Tampa, Florida under a lease expiring in May 2005.

                 LOCATION                                 USE          ACREAGE
                 --------                                 ---          -------
Tampa, Florida.............................      Closed minimill         40.0
Indiantown, Florida........................      Closed minimill        151.5
Keasby, New Jersey.........................      Industrial property     26.8

PRODUCTS

    The following table shows the breakdown of tons shipped to third parties and average net selling prices by product for the two years ended December 31, 2002 (pro forma) and 2003:

                                                         TONS SHIPPED           AVERAGE NET
                                                                              SELLING PRICES (1)
                                                          YEAR ENDED              YEAR ENDED
                                                         DECEMBER 31,            DECEMBER 31,
                                                         ------------            ------------

                                                       2002     2003           2002        2003
                                                       ----     ----           ----        ----
                                                         (THOUSANDS)              (PER TON)
Merchant bar/special sections..................        1,859    2,030          $295        $337
Stock rebar....................................        1,275    1,523           251         284
Rods...........................................          653      642           291         302
Flat rolled (2)................................          710      744           299         289
                                                      ------    -----
Total mill finished goods......................        4,497    4,939           283         309
Fabricated steel...............................          656      631           433         436
                                                      ------    -----
Total finished goods...........................        5,153    5,570           302         311


(1)  Selling prices are net of freight.

(2)  Includes 50% of Gallatin's pro forma tons shipped.


MERCHANT BARS/SPECIAL SECTIONS

    Merchant bars/special sections refer to merchant bars, structural products, special sections and special bar quality products.

    - Merchant bars consist of rounds, squares, flats, angles, and channels that are less than three inches in dimension. Merchant bars are generally sold to steel service centers and to manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings, and farm equipment. Merchant bars typically require more specialized processing and handling than rebar, including straightening, stacking, and specialized bundling. Due to their greater variety of shapes and sizes, merchant bars typically are produced in short production runs, necessitating frequent changeovers in rolling mill equipment.

    - Structural products consist of angles, channels and beams that are three inches and larger in size. Structural products are used in construction and in a wide variety of manufacturing applications, including housing, trailers and structural support for buildings. Like smaller merchant bars, structural products typically require specialized processing and handling, and are produced in short production runs. Structural products are generally sold to service centers, fabricators and OEMs.

    - Special sections are bar products with singular applications, as compared to merchant bar products that can be used in a variety of applications. Special sections include custom shapes for use in the earth moving, material handling and transportation industries. The Company's special sections products include grader blades for tractors, elevator guide rails, light rails for crane and mine applications, and super light-weight beams for truck trailer cross members.

    - Special bar quality products (SBQ) are merchant bar shapes that have stringent chemical and dimensional tolerance requirements, and are often more costly to produce and command a higher margin than smaller dimension bar products. SBQ are widely used in industries such as mining and automobile production and are generally sold to OEMs.

STOCK REBAR

    Stock rebar refers to straight reinforcing steel bars, ranging from 20 to 60 feet and from 3/8 inch to 2 1/4 inches in diameter. Stock rebar is sold to companies that either fabricate it themselves or warehouse it for sale to others who fabricate it for reinforced concrete construction. Rebar products are used primarily in two sectors of the construction industry: private commercial building projects, such as institutional buildings, retail sites, commercial offices, apartments, condominiums, hotels, manufacturing facilities and sports stadiums; and infrastructure projects, such as highways, bridges, utilities and water and waste treatment facilities.

ROD

    Rod refers to coiled wire rod. Gerdau Ameristeel produces industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance, and construction industries. The Company sells rod to downstream manufacturers who further process it by cold drawing into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs. Depending on market conditions and availability, some rod from the Company's mills may be sold to the Company's downstream operations that manufacture wire mesh and collated nails.

FLAT ROLLED STEEL

    Flat rolled steel is steel that is rolled flat and then packaged into coils. Gallatin Steel, the Company's joint venture with Dofasco Inc., is the only mill in Gerdau Ameristeel that produces flat rolled sheet. Flat rolled sheet is used in the construction, automotive, appliance, machinery, equipment and packaging industries.

FABRICATED STEEL

    Fabricated steel is any steel that is further processed after being rolled by a mill. As a result of the further processing, fabricated steel generally receives a higher price in the market than mill finished products. Stock rebar is fabricated by cutting it to size and bending it into various shapes, and used in reinforced concrete constructions, such as bridges, roads and buildings. Fabricated steel also includes flats and squares processed at the cold drawn plants, and guide rails, super light beams, wire mesh and nails at other downstream facilities.

BILLETS

    Billets are rectangular sections of steel that are semi-finished in a casting process and cut to various lengths. Billets can be sold to other steel producers and finished into steel products. The Company's melt shops produce billets for conversion in the rolling mills into the finished products listed above, such as rebar, merchant bar, structural shapes and special sections. A small portion of billet production is sold in the open market to other steel producers for rolling into finished products.

MARKETING

    The Company's products are generally sold to steel service centers, fabricators, or directly to OEMs east of the Mississippi River. Products sold by the Company are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. The Company also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.

    In the Company's rebar fabrication business, the market areas covered are those east of the Mississippi River, with plants located in or near most major cities in the eastern United States. The Company's strategy is to have production facilities located in close proximity (normally 200 miles) to customers' job-sites so quick delivery times are provided to satisfy their reinforcing steel needs.

    The following table shows information on customers during 2002 (pro forma) and 2003:


                                                            PERCENT OF NET
                                                               SALES BY
                                                               CUSTOMER
                                                               --------

                                                         2002              2003
                                                         ----              ----
Fabricators ................................               41%               40%
Steel service centers ......................               35                37
Wire drawing ...............................               15                14
Transportation .............................                7                 7
Other ......................................                2                 2
                                                          ---               ---
Total ......................................              100%              100%
                                                          ===               ===


    In the year ended December 31, 2003, the Company sold products to over 1,000 customers. Given the diversity of the Company's products and markets, no one customer comprises 3% or greater of consolidated net sales. The five largest customers comprised approximately 9% of total consolidated net sales in the year ended December 31, 2003. The following table provides a percentage breakdown of total net sales by customer location for 2002 (pro forma) and 2003:


                                                          PERCENTAGE OF NET
                                                          SALES BY COUNTRY
                                                          ----------------

                                                      2002                 2003
                                                    ------               ------
United States ........................                80.8%                76.9%
Canada ...............................                19.2                 23.1
                                                    ------               ------
                                                     100.0%               100.0%
                                                    ======               ======


    In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office and sales to Canadian customers are managed by the Whitby sales office. The Company has a sales office in Perth Amboy, New Jersey, for managing rod sales, and Selkirk, Manitoba, for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn, rod and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at our facilities work closely with customers to tailor product requirements, shipping schedules and prices.

COMPETITION

LOCAL COMPETITION

    The Company's geographic market encompasses the eastern half of Canada and the United States, predominantly throughout the eastern seaboard, the Southeast and the Midwest. The Company experiences substantial competition in the sale of each of our products from numerous competitors in our markets. Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products, such as special sections produced by the Selkirk mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

    Principal competitors to Gerdau Ameristeel include Ispat Sidbec Inc., Stelco Inc. and Ivaco Inc. in Canada; and Bayou Steel Corporation, Commercial Metals Corporation, Marion Steel Company, NorthStar Steel Company, Nucor Corporation, Roanoke Electric Steel Corporation, Sheffield Steel Corporation, and Steel Dynamics Inc. in the United States. Gallatin Steel competes with numerous other integrated and minimill steel producers.

    Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from competitors due to our large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes east of the Mississippi River. The Company's product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.

FOREIGN COMPETITION

    The global steel supply-demand balance has shifted from an apparent surplus to an apparent shortage. With China's economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically beginning in the fourth quarter of 2003. As China's steel output has increased at double-digit rates, the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices have risen well past historic highs. The situation is being further fueled by fluctuations in currency exchange rates and the upturn in the North American and other world economies.

     All North American steel producers have experienced significant and, in some cases, unfair competition from foreign finished steel bar producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of steel bar products into the United States' and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

    In September 2001, the International Trade Commission unanimously found steel imports to be a major cause of material injury to the domestic steel industry, and sent proposed remedies to President Bush in December 2001. On March 5, 2002, President Bush imposed a series of tariffs relating to some imported steel products that were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation, and that were to progressively decline in the three years they were to be in effect.

    Many products and countries were not covered by these tariffs, and numerous foreign steel manufacturers received specific product exemptions from these tariffs. According to published reports, the exemptions were estimated to have covered approximately 5.4 million of the original 13.1 million tons of imported steel products that were covered by the tariffs. The majority of the most recent exemptions were granted to products made by European Union and Japanese producers. The Office of the United States Trade Representative and the United States Department of Commerce granted 1,022 exclusion requests with respect to the Section 201 tariffs temporarily imposed on steel imports as a safeguard measure. According to the American Iron and Steel Institute (AISI), the number of exclusions granted is one reason the tariffs did not effectively reduce steel imports. The AISI does point to some early indications that the President's program worked, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat-rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the United States dollar and recent successful anti-dumping cases.

    In November 2003, the World Trade Organization (WTO) Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports are illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, it is not known whether the termination of the safeguard tariffs is permanent as President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.

    One of the Company's subsidiaries, Gerdau Ameristeel Perth Amboy Inc. (formerly Co-Steel Raritan), was party to a U.S. wire rod anti-dumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both anti-dumping and countervailing duties that range from 4% to 369%. Although there have been recent increases in rod pricing following the imposition of these duties, a considerable amount of imported rod continues to enter U.S. markets.

    The Organization for Economic Cooperation and Development (OECD) recently initiated a process to address worldwide over-capacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing over-capacity in the steel industry would adversely affect the Company's ability to compete and affect the Company's sales levels.

COMPETITIVE STRENGTHS

    Gerdau North America and Co-Steel were combined in order to create a company with the financial strength, operational critical mass, geographic and product range and experienced management team to succeed in the competitive North American steel market. Gerdau Ameristeel believes the following strengths will enable it to compete more effectively in our strategic markets.

    GEOGRAPHIC REACH AND PRODUCT DIVERSITY. Through a network of minimills located throughout the eastern half of the United States and Canada, Gerdau Ameristeel is able to efficiently service customers over a broad geographical segment of the North American steel market. The Company's manufacturing capacity and wide range of shapes and sizes of bar steel products enable it to meet a wide variety of customers' steel and fabricated product needs. The Company's facilities are strategically located near its customers, who often seek to fulfill their steel supply requirements from a small number of suppliers. The Company's centralized order management system, which offers one of the broadest ranges of bar products and shapes available, facilitates our ability to provide one-stop shopping for our customers.

    DOWNSTREAM VALUE-ADDED PROCESSING AND VERTICAL INTEGRATION. The Company's minimills are integrated with 32 downstream steel fabricating and specialty product facilities. The downstream integration provides a market for a significant portion of mill production and valuable market information on the end-use demand for steel products. In the twelve months ended December 31, 2003, the downstream businesses accounted for approximately 11% of the shipments of mill finished steel products and generated approximately 15% of net sales. Also, the downstream operations balance some of the cyclicality and volatility of the base minimill business and enable the Company to capture additional value-added margins on the steel produced at its mills. The Company also has thirteen scrap recycling facilities that provide a portion of the mills' scrap needs, thereby decreasing dependency on third-party scrap suppliers.

    ABILITY TO GENERATE SUBSTANTIAL COST SAVINGS. The Company expects it will achieve significant cost savings in the near term from the integration of the operations of Co-Steel and Gerdau North America through freight rationalization, product scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. The Company believes it may achieve additional synergies and cost savings over the mid to longer term from these sources, as well as from operational improvements through the adoption of best operating practices, the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement.

    STRONG SPONSORSHIP. Gerdau Ameristeel has access to the knowledge base of, and sponsorship from, its parent company, Gerdau S.A., one of the largest long steel producers in the world, with a history of over 100 years in the steel industry. The Company expects to continue to benefit from Gerdau S.A.'s management experience and its expertise in manufacturing. Gerdau S.A. and its subsidiaries have global annual manufacturing capacity of 12.8 million tons of mill finished steel products with 20 steel plants, 19 of which are minimills. With the talent depth, technical support and financial strength of Gerdau S.A., the Company believes it is strategically positioned to grow and succeed within the North American steel industry.

    DISCIPLINED BUSINESS SYSTEM PLATFORM. Gerdau Ameristeel employees are the Company's most valuable resource and are key to maintaining competitive advantage. Gerdau Ameristeel's corporate culture is geared toward engaging all employees in a common, disciplined business system focused on Total Quality Management. The Company has implemented the Gerdau Ameristeel business system which identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees.

    EXPERIENCED MANAGEMENT TEAM. Gerdau Ameristeel has an experienced senior leadership team with extensive knowledge of modern management tools and skills. Senior management has an average of over 25 years of experience in the steel industry and a proven track record in successfully managing and integrating acquisitions.

CYCLICAL AND SEASONAL NATURE OF THE BUSINESS

         The steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company's products. In addition, certain customers have been adversely affected by the continuing North American and worldwide economic downturn, which has resulted, and may in the future result, in defaults in the payment of accounts receivable owed to the Company and reduce sales levels.

         Market conditions for steel products in the North American market have fluctuated over the years and have been difficult since the third quarter of 2000. Demand for finished steel products, notably rebar and structural shapes, will continue to be significantly affected by the relative strength of the construction sector in North America. Events or conditions having an adverse effect on the steel industry generally or on our markets in particular would have a material adverse effect on the Company's financial condition and results of operations.

         All of the Company's minimills produce steel by melting scrap metal in electric arc furnaces. The prices for scrap vary significantly, and these fluctuations do not always match fluctuations in the price of steel products. In addition, scrap metal prices are relatively higher during the winter months due to the impact of weather on collection and supply efforts and energy costs are higher, particularly during harsh winter months. Realized selling prices for end products cannot always be adjusted in the short-term to recover the cost of increases in scrap metal prices. If scrap prices were to increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. Future increases in the prices paid for scrap and other inputs would materially adversely affect operating margins and results of operations.

SCRAP, ENERGY AND OTHER RAW MATERIALS

    Steel scrap is the primary raw material consumed in steel-making, and historically comprises approximately 30% to 45% of cost of sales, depending on the mill and product mix, and represented approximately 44% of mill production costs in the twelve months ended December 31, 2003. Scrap availability is a major factor in the Company's ability to operate. Direct reduced iron, hot briquetted iron and pig iron can substitute for a limited portion of the steel scrap used in electric furnace steel production. The Company does not use significant quantities of scrap substitutes in its minimills except for pig iron used for its chemical properties in the Perth Amboy rod facility and to manufacture certain special sections. Scrap metal is readily available in the regions where the Company operates, but prices may become volatile from time to time due to various factors. Four of the Company's mills are integrated with recycling operations that supply a portion of their scrap needs. The balance of scrap metal requirements is purchased in the open market either directly by the Company or through brokers who procure and aggregate scrap as a business on our behalf.

    Electricity and natural gas represented approximately 8.0% and 3.7%, respectively, of our cost of sales for the twelve months ended December 31, 2003. Most of the Company's mill operations have long-term electricity supply contracts with major utilities. The interruptible portion of the contract supplies the majority of requirements, including the electric arc furnace load. The interruptible portion represents up to 70% to 90% of the total load and, for the most part, is based on a spot market price of electricity at the time it is being used. Therefore, the Company has significant exposure to the variances of the electricity spot market. The Company does not have long term contracts for natural gas and therefore is subject to market variables and pricing swings for that natural gas that could materially affect operating margins and results of operations. Any interruption in the supply of energy, whether scheduled or unscheduled, could materially adversely affect the Company's sales and earnings.

    Although deregulation of both natural gas and wholesale electricity have afforded opportunities for lower costs resulting from competitive market forces, prices for both of these energy sources have become more volatile in the recent past and may continue to be. Volatility in the electric power and natural gas markets generally reflects extremes in weather conditions or physical disruptions to the supply system. As such, these sources of volatility are beyond the Company's control.

    Various domestic and foreign firms supply other important raw materials or operating supplies required by the Company, including refractories, ferroalloys and carbon electrodes. The Company has historically obtained adequate quantities of such raw materials and supplies at competitive market prices to permit efficient mill operations. The Company is not dependent on any one supplier as a source for any particular material and believes there are adequate alternative suppliers available in the marketplace should the need arise to replace an existing one.

ENVIRONMENTAL AND REGULATORY MATTERS

    The Company is required to comply with an evolving body of environmental laws and regulations concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation, and disposal of toxic and hazardous substances, and the cleanup of contamination. These laws and regulations vary by location and can fall within federal, provincial, state, or municipal jurisdictions.

    Gerdau Ameristeel generates certain wastes, primarily electric arc furnace dust and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable environmental laws and regulations. In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and cleanup of contaminated properties, regardless of fault, the legality of the original operation or disposal, or the ownership of the site. Some of the Company's present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require cleanup for which the Company could be liable. Appropriate reserves have been made for the clean-up of sites of which the Company has knowledge. However, there is no assurance that the costs of such cleanups or the cleanup of any potential contamination not yet discovered will not materially adversely affect the Company.

    In 2000, the Perth Amboy and Sayreville mills took part in the EPA's Steel Minimill Audit Initiative Program. Both New Jersey minimills conducted a comprehensive, third party, multi-media environmental audit. The results of the audit were disclosed to the EPA along with a list of corrective actions, all of which are expected to be completed by the first half of 2004. None of the identified and disclosed items have resulted, or will result, in material costs being incurred.

    In April 2001, Gerdau Ameristeel was notified by the EPA of an investigation that identifies the Company as a PRP in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The Company is included in this action because EAF dust was shipped to this property from one of the Company's mills. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP at this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties which the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been accrued for this site.

    The potential presence of radioactive materials in the Company's scrap supply presents a significant economic exposure and may present a safety risk to workers. In addition to the risk to workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials are usually in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Current regulations for generally licensed devices do not provide for tracking of individual owners. This lack of accountability makes it easy for licensees to negligently discard sealed sources in scrap and evade prosecution. In response to this regulatory gap, the Company has installed sophisticated radiation detection systems at its mills to monitor all incoming shipments of scrap. If radioactive material is in the scrap received and is not detected, and is accidentally melted in an electric furnace, the Company would incur significant costs to clean up the contamination of facilities and to dispose of the contaminated material. While the Company has several detection devices at its mills, occasionally radioactive scrap may go undetected.

    No assurance can be given that regulatory changes, such as new laws or enforcement policies, including potential restrictions on the emission of mercury and other pollutants, or an incident at one of the Company's properties or operations, will not have a material adverse effect on the business, financial condition, or results of our operations. The Company's business units are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect operations and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that the Company will be able to meet all applicable regulatory requirements. There is no assurance that environmental capital expenditures will not materially increase in the future. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.

    In meeting the Company's environmental goals and government-imposed standards in 2003, Gerdau Ameristeel incurred operating costs of approximately $14.3 million and spent $7.9 million on environmental-related capital improvements. The Company expects to spend approximately $4.0 million on pollution control capital expenditures in 2004.

EMPLOYEES

    Gerdau Ameristeel believes it has been, and continues to be, proactive in establishing and fostering a climate of positive employee relations. The Company has an "open book" management system and provides opportunities for employees to participate in employee involvement teams. The Company believes high employee involvement is a key factor in the success of its operations. Gerdau Ameristeel strives to ensure that its compensation programs are designed to make employees' financial interests congruous with those of the Company's shareholders and competitive within the market place.

    Safety is the most important corporate value and the Company makes every effort to put safety first in its operations. The Company also strives to involve employees in our safety programs and in improving operations. The Company has implemented the Gerdau Ameristeel business system, in which benchmarks are identified for key operational and safety measures and then processes are developed to improve performance relative to these benchmarks. Training and safety programs are currently embedded within this initiative.

    Gerdau Ameristeel currently employs approximately 5,000 employees (including 50% of the employees at the joint ventures), of which approximately 3,200 employees work in minimills, 1,400 work in downstream and recycling operations and 200 work in corporate and sales offices. Approximately 1,300 employees are represented by unions under a number of different collective bargaining agreements. The labor agreements with employees have different expiration dates. The Company and the United Steelworkers members at the Company's Whitby, Ontario steel mill recently reached an agreement extending the labor contract for the Whitby mill employees through February 28, 2007. The collective agreements for recycling operations have different expiration dates beginning in 2006. Bradley Steel Processors Inc. employs 60 people, 57 of whom are represented by the United Steel Workers of America, (the USWA) and SSS/MRM Guide Rail employs 88 people, 39 of whom are represented by the USWA. In the first quarter of 2001, a three-month labor disruption occurred at the Whitby mill, and in the second quarter of 2002, a 13-day labor disruption occurred at the Selkirk mill.

FOREIGN OPERATIONS RISK

         No material foreign operations risk exists other than currency fluctuations. Gerdau Ameristeel reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. To the extent the Company has borrowings that are denominated in U.S. dollars, the results of operations are also affected by fluctuations in the exchange rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The section entitled "Management's Discussion and Analysis" in the Company's Annual Report for the year ended December 31, 2003 is incorporated herein by reference.

MARKET FOR SECURITIES

         The common shares of Gerdau Ameristeel are listed on the Toronto Stock Exchange under the symbol "GNA.TO".

SELECTED CONSOLIDATED FINANCIAL INFORMATION

         Our financial results are the results for the Gerdau North America operations, and include results for the Co-Steel Inc. operations for the period from October 23, 2002, which represents the period subsequent to the combination. The selected historical consolidated financial data presented below as at December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been derived from our audited consolidated financial statements.

Selected Consolidated Financial Information
(US$ in thousands except per share amounts)


                                                             Years Ended December 31,
                                                             ------------------------
Annual Results                                       2001              2002             2003
                                                 -----------       -----------      -----------
Net sales                                        $   840,836       $ 1,036,055      $ 1,927,839
Net earnings (loss)                                   (6,066)           11,132          (20,741)
Total assets                                       1,061,939         1,577,434        1,722,208
Total debt including convertible debentures          723,633           598,288          666,987
Earnings per share - basic                       $     (0.05)      $      0.07      $     (0.11)
Earnings per share - diluted                     $     (0.05)      $      0.07      $     (0.11)


                                   Mar. 31,          Jun. 30,           Sep. 30,          Dec. 31,
                                     2003              2003              2003              2003
                                  -----------       -----------       -----------       -----------
Net sales                         $   444,378       $   471,569       $   485,323       $   526,569
Net earnings (loss)                    (5,847)           (2,600)           (9,695)           (2,599)
Earnings per share - basic        $     (0.03)      $     (0.01)      $     (0.05)      $     (0.01)
Earnings per share - diluted      $     (0.03)      $     (0.01)      $     (0.05)      $     (0.01)

Quarterly Results                  Mar. 31,          Jun. 30,        Sep. 30,         Dec. 31,
                                     2002             2002             2002             2002
                                  -----------      -----------      -----------      -----------
Net sales                         $   217,983      $   245,116      $   234,523      $   338,433
Net earnings (loss)                     1,275            3,819            2,511            3,527
Earnings per share - basic        $      0.01      $      0.03      $      0.02      $      0.01
Earnings per share - diluted      $      0.01      $      0.03      $      0.02      $      0.01


DIVIDENDS

         In 2000, Co-Steel Inc. announced its Board of Directors decided to eliminate dividends following payment of the December 14, 2000 dividend. The decision was made to preserve cash during a time of unprecedented turbulence in North American steel markets. No dividends have been paid since that date. The predecessor of the Company for accounting purposes, Gerdau North America, paid dividends of $2,181,000 in aggregate in 2002, prior to the combination with Co-Steel Inc., and dividends of $16,631,000 in 2000.

DIRECTORS AND OFFICERS

         Gerdau Ameristeel's board of directors consists of nine directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The names, municipalities of residence, position with the Company and principal occupations of the directors and officers of the Company and ownership of securities are as shown below:

                                                                                                 YEAR FIRST
                                                                    SECURITIES      PERCENTAGE   BECAME A
NAME AND MUNICIPALITY OF RESIDENCE      AGE   TITLE                 OWNERSHIP       OWNERSHIP    DIRECTOR     PRINCIPAL OCCUPATION
----------------------------------      ---   -----                 ---------       ---------    --------     --------------------

Andre Beaudry......................     45    Vice President,       41,697          *            --           Vice President, Steel
Tampa, Florida, U.S.                          Steel Product Sales                                             Product Sales

Phillip E. Casey(3)(7).............     61    Director, Chief       8,469,091(3)    4.28%(3)     2002         Director, Chief
Tampa, Florida, U.S.                          Executive Officer                                               Executive Officer and
                                              and President                                                   President of Gerdau
                                                                                                              Ameristeel

Kenneth W. Harrigan(1)(4)(6).......     76    Director              1,000           *            1994         Chairman, K.W.
Oakville, Ontario, Canada                                                                                     Harrigan.
                                                                                                              Consultants (business
                                                                                                              consultant)

Joseph J. Heffernan(1)(3)(5)(6)....     55    Director              5,200           *            1996         Chairman, Rothmans
Toronto, Ontario, Canada                                                                                      Inc. (tobacco
                                                                                                              manufacturer)

Jorge Gerdau Johannpeter (2).......     67    Director and          --              --           2002         Director and Chairman
Porto Alegre, Rio Grande do Sul,              Chairman of the                                                 of the Board of
Brazil                                        Board of Directors                                              Directors of Gerdau
                                                                                                              S.A.

Frederico C. Gerdau Johannpeter(2).     61    Director              --              --           2002         Vice President of
Porto Alegre, Rio Grande do Sul,                                                                              Gerdau S.A.
Brazil

Andre Bier Johannpeter(2)(7).......     41    Director and Vice     --              --           2002         Director and Vice
Toronto, Ontario, Canada                      President of                                                    President, COO Canada
                                              Business Development                                            of Gerdau Ameristeel

Tom J. Landa.......................     52    Vice President,       228,822         *            --           Vice President,
Tampa, Florida, U.S.                          Finance, Chief                                                  Finance, Chief
                                              Financial Officer                                               Financial Officer
                                              and Secretary                                                   and Secretary

J. Spencer Lanthier(1)(4)..........     63    Director              10,043          *            2000         Corporate Director
Toronto, Ontario, Canada

Paulo F. Bins De Vasconcellos......     58    Vice President,       --              --           --           Vice President,
St. Paul, Manitoba, Canada                    Steel Mill                                                      Steel Mill
                                              Northeast Operations                                            Northeast
                                                                                                              Operations

Michael Mueller....................     57    Vice President,       22,214          *            --           Vice President,
Tampa, Florida, U.S.                          Steel Mill                                                      Steel Mill
                                              Southeast Operations                                            Southeast
                                                                                                              Operations

Arthur Scace(1)(4)(5)..............     65    Director              10,000          *            2003         Counsel, McCarthy
Toronto, Ontario, Canada                                                                                      Tetrault LLP, Law Firm

Dr. Michael D. Sopko(1) (6) (7)....     65    Director              1,000           *            1997         Corporate Director
Oakville, Ontario, Canada

---------------------

(1)  Independent director.

(2) The Gerdau family, indirectly, controls Metalurgica Gerdau S.A. holding, collectively, 74.04% of the voting capital and 25.18% of the total capital and Metalurgica Gerdau S.A. and its controlled companies hold 83.35% of the voting capital of Gerdau, S.A. Gerdau S.A. beneficially owns approximately 68.60% of Gerdau Ameristeel.

(3) Mr. Phillip Casey owns 2,987,928 common shares directly and the remaining 5,481,163 common shares held indirectly. Mr. Joseph Heffernan owns 5,000 common shares and the remaining 200 common shares are held indirectly.

(4)  Member of the Audit Committee.

(5)  Member of the Corporate Governance Committee.

(6)  Member of Human Resources Committee.

(7)  Member of Safety, Health and Environmental Committee.

*    Less than one percent

AUDITORS

         Gerdau Ameristeel's auditor is PricewaterhouseCoopers LLP at 101 East Kennedy Blvd., Suite 1500, Tampa, Florida, 33602.

ADDITIONAL INFORMATION

         Information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions where applicable is contained in the Company's Management Information Circular for the most recent annual meeting of shareholders, which involved the election of directors. Additional financial information is provided in the Company's comparative financial statements for the most recent fiscal year.

         When the securities of the Company are in the course of a distribution under a short form prospectus or a preliminary short form prospectus, the following are available upon request from the Secretary of the Company:

         (i) one copy of the AIF of the issuer, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

         (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;

         (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

         At any other time, the Company will provide, upon request to the Secretary of the Company, a copy of any of the documents referred to above, provided that the Company may require payment of a reasonable charge if a person who is not a security holder of the Company makes the request.

                                   SCHEDULE A


Gerdau Ameristeel MRM Special Sections Inc. (Saskatchewan)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (Canada)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company (Nova Scotia)
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
AmeriSteel Bright Bar, Inc. (80%) (Florida)
Porter Bros. Corporation (North Dakota)
MFT Acquisition, Corp. (Delaware)
1062316 Ontario limited
Co-Steel Benefit Plans Inc. (Ontario)
1300554 Ontario Limited
1551533 Ontario Limited(1)
Co-Steel C.S.M. Corp. (Delaware)
Gallatin Steel Company (50%) (Kentucky)
Ghent Industries (Kentucky)
Gallatin Terminal Company (Kentucky)
Gallatin Transit Authority (Kentucky)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Raritan River Urban Renewal Corporation (New Jersey)
Gerdau Ameristeel Lake Ontario Inc. (Delaware)
Co-Steel Benefit Plans USA Inc. (Delaware)
Gerdau Ameristeel Sayreville Inc. (Delaware)
N.J.S.C. Investment Co., Inc. (New Jersey)(1)
Co-Steel Dofasco LLC (50%) (Wyoming)
Co-Steel (UK) Limited (United Kingdom)
Goldmarsh Enterprises (Ireland)
Acierco S.A. (Luxembourg)
Co-Steel Liquidity Management Hungary Limited Liability Company (Hungary) Monteferro International Business S.A. (50%) (Spain)
Monteferro America Latina Ltda. (Brazil)


(1)  These companies are in the process of being dissolved.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gerdau Ameristeel's financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles (GAAP). Management believes EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows.

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction.

Our financial results for the three and twelve months ended December 31, 2002, are the financial results for Gerdau North America, the predecessor company for accounting purposes and include the results of the Co-Steel operations from October 23, 2002. Also included in this report is pro forma information for the three and twelve months ended December 31, 2002, which was prepared as if the combination with Co-Steel had taken place on January 1, 2002, adjusted for the impact of purchase price allocations and resulting acquisition accounting adjustments. Management believes this information is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what future results will be in any future periods.

Annual Report 2003 Gerdau Ameristeel

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2003, COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2002

The following table summarizes the results of Gerdau Ameristeel for the three months ended December 31, 2003, and for the three months ended December 31, 2002, on a pro forma and historical basis.

                                                        FOR THE THREE MONTHS ENDED
                                                             DECEMBER 31, 2002        DECEMBER 31, 2002
                                   DECEMBER 31, 2003             Pro Forma               Historical
SHIPMENTS (TONS)
     Rebar                               349,471                 295,926                    270,363
     Merchants/Special Sections          509,283                 419,719                    388,574
     Rod                                 188,478                 140,015                    103,626
     Flat Rolled                         205,363                 164,748                    119,918
   Total Mill Finished Steel           1,252,595               1,020,408                    882,481
   Fabricated Steel                      151,915                 142,166                    128,845
     Total                             1,404,510               1,162,574                  1,011,326
WEIGHTED AVERAGE SELLING
PRICE ($/TON)
   Mill external
   shipments                         $    328.45            $     296.64                $    291.16
   Fabricated steel shipments             445.32                  426.81                     430.65
SCRAP CHARGED ($/TON)                $    128.58            $      93.81                $     93.21
METAL SPREAD-MILL EXTERNAL
SHIPMENTS ($/TON)                    $    199.87            $     202.83                $    197.95

                                                                               FOR THE THREE MONTHS ENDED
                                                                                    DECEMBER 31, 2002       DECEMBER 31, 2002
                                                        DECEMBER 31, 2003              Pro Forma                Historical
INCOME STATEMENT (US$ IN THOUSANDS EXCEPT EPS)
   Net Sales                                             $   526,569                 $   390,816              $  338,433
   Income (loss) from operations                               1,275                      17,190                  11,754
   Net (Loss) Income                                          (2,599)                      8,454                   3,527
   EBITDA                                                     23,520                      39,778                  31,917
   EPS - Basic                                                 (0.01)                       0.04                    0.01
   EPS - Diluted                                               (0.01)                       0.04                    0.01

Note: EBITDA is earnings before interest, taxes, depreciation and amortization

NET SALES: Finished tons shipped for the three months ended December 31, 2003, were 1,404,510 tons compared to 1,011,326 tons for the three months ended December 31, 2002, on a historical basis and 1,162,574 tons for the three months ended December 31, 2002, on a pro forma basis, an increase of 393,184 tons and 241,936 tons, or 38.8% and 20.8%, respectively. The increase in tons in the three months ended December 31, 2003, reflects stronger steel demand from the prior year and many customers buying ahead of price increases announced for first quarter, 2004. Net sales for the three months ended December 31, 2003, were $526.6 million compared to $338.4 million on a historical basis and $390.8 million on a pro forma basis for the three months ended December 31, 2002, an increase of $188.2 million or 55.6% and $135.8 million or 34.7%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $52.4 million for the three months ended December 31, 2003.

Average mill finished goods selling prices were $328 per ton for the three months ended December 31, 2003, up by approximately $32 per ton or 10.7% from the average pro forma selling prices for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $35 per ton, or 37.3% to $129 per ton for the three months ended December 31, 2003,

                                           Annual Report 2003 Gerdau Ameristeel
compared to $94 per ton on a pro forma basis for the same period last year. Strong demand for scrap materials from China combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries have increased the attractiveness of scrap material exports.

COST OF SALES: Cost of sales as a percentage of net sales increased to 90.4% for the three months ended December 31, 2003, compared to 87.4% for the three months ended December 31, 2002, on a historical basis and 86.7% on a pro forma basis. Cost of sales for the three months ended December 31, 2003, was $476.0 million compared to $295.8 million on a historical basis and $338.7 million on a pro forma basis, an increase of $180.2 million or 60.9% and $137.3 million, or 40.5%, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and mill manufacturing costs. Scrap costs typically account for approximately 35% to 45% of our mill production costs. In the three months ended December 31, 2003, average scrap costs were approximately $35 per ton higher than in the three months ended December 31, 2002, on a pro forma basis. Scrap costs represented approximately 46% of mill production costs in the three months ended December 31, 2003, compared to approximately 41% for the same period in 2002 on a historical basis. Mill manufacturing costs were higher in the fourth quarter primarily due to normal production curtailments during the winter holidays, planned shutdowns for maintenance and capital equipment startup.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses as a percentage of net sales for the three months ended December 31, 2003, were 5.3% compared to 5.0% for the same period in the prior year on a historical basis and 4.7% on a pro forma basis. Selling and administrative expenses for the three months ended December 31, 2003, were $27.9 million compared to $16.8 million for the three months ended December 31, 2002, on a historical basis, and $18.5 million on a pro forma basis, an increase of $11.1 million and an increase of $9.4 million, respectively. Included in selling and administrative expenses for the three months ended December 31, 2003 is a non-cash pretax charge of $8.0 million for equity based compensation expense to mark-to-market outstanding stock appreciation rights (SARs) held by employees. The SARs were issued over the last five years and represent the predominant form of the Company's equity based compensation. The expense reflects the mark-to-market accounting for the appreciation in the Company's common shares from $2.23 per share on September 30, 2003, to $3.63 per share on December 31, 2003.

DEPRECIATION: Depreciation for the three months ended December 31, 2003, was $22.8 million compared to $20.2 million for the three months ended December 31, 2002, on a historical basis, and $22.4 million on a pro forma basis, an increase of $2.6 million and a decrease of $.4 million, respectively. The increase in depreciation for the three months ended December 31, 2003, reflects depreciation expense for several major equipment additions placed in service during the fourth quarter of 2003.

OTHER OPERATING INCOME: Other operating income for the three months ended December 31, 2003, was $1.4 million resulting from a gain on the sale of property and equipment, a gain on the sale of investment securities and a payment received from U.S. Customs for dumping claims reimbursement. Other operating income for the three months ended December 31, 2002, on a historical basis was $6.1 million relating to insurance and litigation settlements.

INTEREST EXPENSE AND AMORTIZED DEFERRED FINANCING COSTS: Interest expense and amortized deferred financing costs were $15.1 million for the three months ended December 31, 2003, compared to $8.3 million on a historical basis for the three months ended December 31, 2002, and $6.8 million on a pro forma basis before taking into account the effect of refinancing. The increase in expense for the three months ended December 31, 2003, reflects the interest expense and deferred financing costs associated with the 2003 refinancing.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the three months ended December 31, 2003 and 2002, and provide a blended provision of approximately 36% and 38%, respectively, for the three months ended December 31, 2003 and 2002. Tax credits increased income tax benefit approximately $7.0 million in the three months ended December 31, 2003, and reduced income tax expense approximately $1.9 million in the three months ended December 31, 2002.

Annual Report 2003 Gerdau Ameristeel

TWELVE MONTHS ENDED DECEMBER 31, 2003, COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2002

The following table summarizes the results of Gerdau Ameristeel for the twelve months ended December 31, 2003, and for the twelve months ended December 31, 2002, on a pro forma and historical basis.

                                                                     FOR THE TWELVE MONTHS ENDED
                                               DECEMBER 31, 2003           DECEMBER 31, 2002        DECEMBER 31, 2002
                                                                              Pro Forma                 Historical
SHIPMENTS (TONS)
     Rebar                                          1,523,252                   1,275,267                  838,182
     Merchants/Special Sections                     2,030,250                   1,859,020                1,424,252
     Rod                                              641,699                     652,869                  165,753
     Flat Rolled                                      743,974                     709,835                  119,918
   Total Mill Finished Steel                        4,939,175                   4,496,991                2,548,105
   Fabricated Steel                                   630,966                     655,539                  566,462
     Total                                          5,570,141                   5,152,530                3,114,567
WEIGHTED AVERAGE SELLING PRICE ($/TON)
   Mill external shipments                       $     309.23                $     282.71             $     289.77
   Fabricated steel shipments                          436.24                      433.28                   439.79
SCRAP CHARGED ($/TON)                            $     110.40                $      89.27             $      89.32
INCOME STATEMENT (US$ IN THOUSANDS EXCEPT EPS)
     Net Sales                                   $  1,927,839                $  1,676,176             $  1,036,055
     Income (Loss) from operations                     (1,294)                     95,106                   53,180
     Net (Loss) Income                                (20,741)                     39,608                   11,132
     EBITDA                                            81,232                     169,130                  110,870
     EPS - Basic                                        (0.11)                       0.18                     0.07
     EPS - Diluted                                      (0.11)                       0.18                     0.07

Note: EBITDA is earnings before interest, taxes, depreciation and amortization

NET SALES: Finished tons shipped for the twelve months ended December 31, 2003, were 5,570,141 tons compared to 3,114,567 tons for the twelve months ended December 31, 2002, on a historical basis and 5,152,530 tons for the twelve months ended December 31, 2002, on a pro forma basis, an increase of 78.8% and 8.1%, respectively. Net sales for the twelve months ended December 31, 2003, were $1,927.8 million compared to $1,036.1 million for the twelve months ended December 31, 2002, on a historical basis and $1,676.2 million on a pro forma basis for the twelve months ended December 31, 2002, an increase of $891.7 million, or 86.1%, and $251.6 million, or 15.0%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $640.1 million for the twelve months ended December 31, 2003.

Average mill finished goods selling prices were $309 per ton for the twelve months ended December 31, 2003, up by approximately $27 per ton, or 9.4%, from the average pro forma selling prices for the same period in 2002. However, selling price increases were largely offset by scrap raw material costs that increased $21 per ton, or 23.7% to $110 per ton for the twelve months ended December 31, 2003, compared to $89 per ton on a pro forma basis for the same period last year.

COST OF SALES: Cost of sales as a percentage of net sales increased to 91.3% for the twelve months ended December 31, 2003, compared to 83.7% for the twelve months ended December 31, 2002, on a historical basis and 85.3% on a pro forma basis. Cost of sales for the twelve months ended December 31, 2003, was $1,759.9 million compared to $1,429.4 million for the twelve months ended December 31, 2002, on a pro forma basis, an increase of $330.5 million, or 23.1%.

Higher cost of goods sold reflects a sharp increase in scrap raw material and energy costs. In the twelve months ended December 31, 2003, average scrap costs were approximately $21 per ton higher than in the twelve months ended December 31, 2002, on a pro forma basis. Scrap costs typically account for approximately 35% to 45% of mill production costs. They represented approximately 44% of mill production costs in the twelve months ended December 31, 2003, compared to approximately 41% for the same period in 2002. For the twelve months of 2003, energy costs averaged $35 per ton of steel produced, an increase of approximately 12% compared to the same period last year.

                                            Annual Report 2003 Gerdau Ameristeel

SELLING AND ADMINISTRATIVE: Selling and administrative expenses as a percentage of net sales for the twelve months ended December 31, 2003, were 4.5% compared to 6.0% for the same period in the prior year and 4.8% on a pro forma basis. Selling and administrative expenses for the twelve months ended December 31, 2003, were $87.2 million compared to $62.2 million for the twelve months ended December 31, 2002, on a historical basis, and $81.2 million on a pro forma basis for that period, an increase of $25.0 million and $6.1 million, respectively. Included in selling and administrative expenses for the twelve months ended December 31, 2003, is a non-cash pretax charge of $9.4 million for equity based compensation expense to mark to market outstanding stock appreciation rights
(SARs) held by employees. The SARs were issued over the last five years and represent the predominant form of the Company's equity based compensation. The expense reflects the mark to market accounting for the appreciation in the Company's common shares from $1.46 per share on December 31, 2002, to $3.63 per share on December 31, 2003. Excluding the $9.4 million charge in fiscal 2003, there is approximately $3.3 million saving compared to pro forma results for 2002, reflecting the elimination of redundant overhead and economies of scale of the merged company. The $25.0 million increase in selling and administrative expenses for the twelve months ended December 31, 2003, includes the $9.4 million pretax charge for SARs mark to market and the inclusion of selling and administrative expenses associated with the addition of the Co-Steel locations for the full year.

DEPRECIATION: Depreciation for the twelve months ended December 31, 2003, was $83.3 million compared to $58.7 million for the twelve months ended December 31, 2002, on a historical basis, and $79.6 million on a pro forma basis, an increase of $24.6 million and $3.7 million, respectively.

OTHER OPERATING EXPENSE: Other operating income for the twelve months ended December 31, 2003, was approximately $1.2 million which primarily consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England. Other operating income for the twelve months ended December 31, 2002, on a historical basis included $6.1 million insurance settlement offset by $1.0 million relating to the closing of certain of the Company's fabricating plants.

INTEREST EXPENSE AND AMORTIZED DEFERRED FINANCING COSTS: Interest expense and amortized deferred financing costs were $54.2 million for the twelve months ended December 31, 2003, compared to $39.8 million on a historical basis for the twelve months ended December 31, 2002, and $37.7 million on a pro forma basis before taking into account the refinancing. Included in deferred finance costs for the twelve months ended December 31, 2003, was a charge of $2.1 million relating to the write-off of un-amortized costs relating to debt extinguished in the June 2003 refinancing.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including federal and provincial) are approximately 40% and 35%, respectively, for the twelve months ended December 31, 2003, and 2002 and provide a blended provision of approximately 36% and 38%, respectively, for the twelve months ended December 31, 2003, and 2002. Tax credits increased income tax benefit approximately $15.2 million in the twelve months ended December 31, 2003, and reduced income tax expense approximately $8.2 million in the twelve months ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

OPERATING ACTIVITIES: Net cash provided by operations for the twelve months ended December 31, 2003, was $43.9 million compared to net cash provided by operations of $34.1 million for the twelve months ended December 31, 2002.

With increasing scrap material costs, the Company is increasing its working capital requirements due to higher-cost inventories of scrap, billets and finished products. Also, accounts receivable have increased as the Company has raised mill selling prices in response to the higher scrap costs. There is some offsetting increase in accounts payable; however, working capital requirements have increased due to the increasing scrap costs. The Company believes it has sufficient sources of liquidity to meet its working capital requirements. (See Credit Facilities and Indebtedness.)

INVESTING ACTIVITIES: Net cash used in investing activities was $56.6 million in the twelve months ended December 31, 2003, compared to $21.4 million in the twelve months ended December 31, 2002, an increase of $35.2 million. For the twelve months ended December 31, 2003, capital expenditures totalled $59.2 million and included a new warehouse at the Cartersville, Ga., mill, rolling mill electrical control system upgrades at the Knoxville, Tenn., and Charlotte, N.C., mills, a caster upgrade at the Jackson, Tenn., mill and a new pollution control system at the Cambridge, Ontario, mill. In June 2002, the Company spent $8.4 million to acquire the assets of our Cartersville cold drawn plant.

Annual Report 2003 Gerdau Ameristeel

FINANCING ACTIVITIES: Net cash provided by financing activities was $7.1 million in the twelve months ended December 31, 2003, compared to cash used in financing activities of $1.2 million in the twelve months ended December 31, 2002. Debt increased in 2003 primarily to support increasing working capital needs and capital expenditures made in fiscal 2003.

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility. The Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long term debt:

SENIOR SECURED CREDIT FACILITY: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. On December 31, 2003, there was approximately $135.0 million outstanding and approximately $130.3 million available under the Senior Secured Credit Facility.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. Limitations include incurring additional debt, issuing redeemable stock and preferred stock, paying dividends on our common shares, selling or otherwise disposing of certain assets and entering into mergers or consolidations.

SENIOR NOTES: On June 27, 2003, the Company issued $405.0 million in 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed the exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario, and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AMERISTEEL BRIGHT BAR, INC. TERM LOAN: On December 31, 2003, AmeriSteel Bright Bar, Inc. had a $3.2 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

INDUSTRIAL REVENUE BONDS: The Company had $27.4 million of industrial revenue bonds outstanding as of December 31, 2003. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; and Plant City, Florida. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

                                            Annual Report 2003 Gerdau Ameristeel

JOINT VENTURE FACILITY: The Company's joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $2.1 million outstanding as of December 31, 2003. Under Canadian GAAP, 50% of the indebtedness is reflected on Gerdau Ameristeel's consolidated balance sheet.

RELATED PARTY LOANS: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June 2003, $35.0 million of the notes were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.)

CONVERTIBLE DEBENTURES: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption

CAPITAL LEASES: Gerdau Ameristeel had $3.0 million in capital leases as of December 31, 2003, including the Company's 50% share of the Gallatin Steel capital leases.

CAPITAL EXPENDITURES: Gerdau Ameristeel spent $59.2 million on capital projects in the twelve months ended December 31, 2003, compared to $33.5 million in the same period in 2002. Capital projects included a new warehouse at the Cartersville mill, rolling mill electrical control system upgrades at the Knoxville and Charlotte mills, a caster upgrade at the Jackson mill and a new pollution control system at the Cambridge mill. The Company expects to spend approximately $70.0 million on capital projects in 2004 which includes approximately $28.0 million in carryover projects from fiscal 2003. Major capital projects in 2004 include caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, Mills and Downstream. Mills segment sales increased from $930.9 million for the year ended December 31, 2002, to $1,946.4 million for the year ended December 31, 2003. Mills segment sales include sales to the Downstream segment of $159.0 million and $314.7 million for the years ended December 31, 2002 and 2003, respectively. The increase in sales in fiscal 2003 from fiscal 2002 is primarily the result of the merger of the Gerdau North America Group with Co-Steel in October 2002, which added four mills (Whitby, Perth Amboy, Sayreville and Gallatin) to the seven mills in the Gerdau North America Group. Mill segments profits for the year ended December 31, 2003, were $17.8 million compared to $50.0 million for the year ended December 31, 2002, a decrease of $32.2 million. The decline in profit is primarily the result of increased mill production costs primarily at the Whitby, Perth Amboy and Sayreville mills.

The Downstream segment consists of rebar fabrication, merchant bar value-added businesses (railroad spikes and cold drawn products), super light beam processing, elevator guide rails, wire mesh and collated nails. Downstream segment sales increased from $264.1 million for the year ended December 31, 2002, to $296.1 million for the year ended December 31, 2003. The increase in sales in fiscal year 2003 from fiscal year 2002 is primarily from the addition of epoxy rebar sales from the Sayreville epoxy coating plant added to the Downstream segment in the merger of the Gerdau North America Group with Co-Steel in October 2002. Downstream segment profits for the year ended December 31, 2003, were $6.6 million compared to $8.8 million for the year ended December 31, 2002, a decrease of $2.2 million. The decline in profit is primarily due to higher raw material costs (steel bars sold at arms-length pricing from the Mills segment). Rebar fabrication, the largest component of the Downstream segment, has a large sales backlog and, although it prices current rebar fabrication jobs based on current steel prices, it is not able to immediately pass steel price increases through on shipments against their backlog.

See "Note 17 to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2003 - Segment information" for a reconciliation of segment sales and income to consolidated results.

Annual Report 2003 Gerdau Ameristeel

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Our financial results are for the Gerdau North America operations and include results for the Co-Steel Inc. operations for the period from October 23, 2002, which represents the period following the combination. The selected historical consolidated financial data presented below as of December 31, 2002, and 2003, and for each of the years in the three-year period ended December 31, 2003, have been derived from our audited consolidated financial statements.

                                 ANNUAL RESULTS

                                                                                 YEARS ENDED DECEMBER 31
(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                             2001              2002               2003
Net sales                                                           $    840,836      $ 1,036,055       $  1,927,839
Net earnings (loss)                                                       (6,066)          11,132            (20,741)
Total assets                                                           1,061,939        1,577,434          1,722,208
Total debt including convertible debentures                              723,633          598,288            666,987
Earnings per share - basic                                          $      (0.05)     $      0.07       $      (0.11)
Earnings per share - diluted                                        $      (0.05)     $      0.07       $      (0.11)

                               QUARTERLY RESULTS

(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)   MARCH 31, 2003        JUNE 30, 2003   SEPT. 30, 2003      DEC. 31, 2003
Net sales                                     $      444,378        $    471,569      $   485,323       $    526,569
Net earnings (loss)                                   (5,847)             (2,600)          (9,695)            (2,599)
Earnings per share - basic                    $        (0.03)       $      (0.01)     $     (0.05)      $      (0.01)
Earnings per share - diluted                  $       ( 0.03)       $      (0.01)     $     (0.05)      $      (0.01)

(US$ IN THOUSANDS EXCEPT PER SHARE AMOUNTS)   MARCH 31, 2002        JUNE 30, 2002   SEPT. 30, 2002      DEC. 31, 2002
Net sales                                     $      217,983        $    245,116      $   234,523       $    338,433
Net earnings (loss)                                    1,275               3,819            2,511              3,527
Earnings per share - basic                    $         0.01        $       0.03      $      0.02       $       0.01
Earnings per share - diluted                  $         0.01        $       0.03      $      0.02       $       0.01

CHANGE IN ACCOUNTING POLICY

The Company early adopted CICA Handbook Section 3860.20A, Financial Instruments
- Disclosure and Presentation. This Canadian Institute of Chartered Accountants
(CICA) section requires that the Company's convertible debentures be treated as liabilities instead of equity and the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy did not have an impact on net income in 2002, but resulted in additional interest expense of $6.3 million in 2003. Prior periods have been restated to reflect the change in accounting.

The CICA recommendations are that securities that can be settled for common stock be accounted for as debt rather than equity and makes accounting for these securities consistent under both Canadian and U.S. GAAP. The Company's decision to early adopt the recommendations for its Canadian GAAP financial statements is consistent with its plan to use primarily U.S. GAAP for 2004 public financial reporting.

RISKS AND UNCERTAINTIES

The following is a discussion of some of the risks and uncertainties that relate to Gerdau Ameristeel and its business.

THE GLOBAL STEEL INDUSTRY IS HIGHLY COMPETITIVE AND HAS EXCESS PRODUCTION CAPACITY, WHICH MAY CAUSE THE COMPANY TO BECOME LESS COMPETITIVE.

The Company competes with numerous domestic and foreign steel producers including both integrated and minimill producers. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. Also, for certain product applications, steel competes with many other materials such as plastic, aluminum and composite materials. The Company may be adversely affected by excess industry capacity, the potential for currently idled facilities to be restarted and excess supply of some products and a number of potential steel substitutes. The highly competitive nature of the industry may exert downward pressure on the prices of some of our products, which could adversely affect our sales and profit margins.

The Company's steel production facilities are minimills - production facilities that produce steel by melting scrap metal in electric arc furnaces. The competitiveness of minimills relative to integrated mills (which produce steel from coke and iron ore) is influenced by the cost of scrap. Steel scrap represents a significant production cost for minimills. Increasing scrap prices without a commensurate increase in finished steel selling prices adversely affects the competitive position of minimills compared to integrated mills. Scrap material prices are currently at a ten

                                            Annual Report 2003 Gerdau Ameristeel
year high. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could cause the Company's production to decline and adversely affect sales and profit margins.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and obtaining concessions from their employees and suppliers. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate with lower fixed costs than Gerdau Ameristeel.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES.

Steel manufacturing is very capital intensive, requiring the Company to maintain a large fixed-cost base. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which exacerbates the pressure on selling prices and profit margins. The Company's profitability is dependent, in part, on the ability to spread fixed costs over an increasing amount of tons shipped. The highly competitive nature of the steel industry may exert downward pressure on prices for certain products that could adversely affect the Company's sales and profitability.

The Company's manufacturing processes are dependent upon critical steelmaking equipment, such as electric furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, such as high-output transformers, and the equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and in the future may experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in our production process would adversely affect our productivity and results of operations.

OUR LEVEL OF INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, LIMIT OUR ABILITY TO REACT TO CHANGES IN THE ECONOMY OR OUR INDUSTRY AND PREVENT US FROM MEETING OUR OBLIGATIONS UNDER THE COMPANY'S DEBT AGREEMENTS.

Gerdau Ameristeel is highly leveraged. The high degree of leverage could have important consequences, including the following:

- it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

- a substantial portion of our cash flows from operations must be dedicated to the payment of principal and interest on our indebtedness and is not available for other purposes, including our operations, capital expenditures and future business opportunities;

- certain of the Company's borrowings, including borrowings under the Senior Secured Credit Facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

- it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

- the Company may be vulnerable to a downturn in general economic conditions;
  and,

- the Company may be unable to make capital spending that is important to its growth and strategies.

DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS OR IMPROVE PRICING.

Due to unfavorable foreign economic conditions and excess capacity, imports of steel bar products to the United States and Canada remain at high levels and sometimes at prices below their production and export costs. Therefore, it is possible that unfairly priced imports could enter into the North American markets in the future resulting in price depression that would adversely affect the Company's ability to compete and maintain sufficient sales levels and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE WILL CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is highly cyclical in nature and is affected significantly by economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, transportation, machinery and equipment industries, which are significant markets for the Company's products. Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years and have been difficult since 2001. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. These markets have experienced lower demand in recent years, which has affected the demand for the Company's finished products.

Economic events or conditions such as an economic downturn, an increase in steel imports, an increase in steel production resulting in over-supply of steel products in our markets, an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies or other events that the Company cannot predict, can have an adverse affect on the steel industry in general and on the Company's financial condition and results of operations.

Annual Report 2003 Gerdau Ameristeel

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. The increasing rate of worldwide steel scrap consumption has placed unprecedented upward pressure on the price of steel scrap. Scrap material prices are currently at a ten year high. The availability of scrap and prices for scrap are subject to market forces largely beyond the Company's control. If scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company's profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 25% of the Company's employees are represented by the United Steelworkers of America under four collective bargaining agreements. The agreements have different expiration dates beginning February 2004. (On March 25, 2004, the Company reached an agreement with United Steelworkers members at the Company's Whitby, Ontario steel mill extending the labor contract through February 28, 2007.) The Company may be unable to successfully negotiate new collective bargaining agreements without labor disruption. Labor organizing activities could occur at the Company's other facilities or at other companies which the Company is dependent on for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust is subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

INFLATION MAY AFFECT THE COMPANY'S PROFITABILITY.

The Company's primary costs include steel scrap, energy and labor, all of which can be affected by inflationary conditions. The Company's ability to increase selling prices due to inflationary increases generally depends on market and economic conditions in the North American steel industry, including the level of construction activity.

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the Senior Secured Credit Facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Also, the Company has, from time to time, entered into interest rate swaps to reduce interest rate risk and interest expense. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded. Adverse market conditions could require the Company to make substantial cash payments to fund the plans that would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations. See Note 2 to our Consolidated Financial Statements for a description of other critical accounting policies we use in preparing our Financial Statements.

                                            Annual Report 2003 Gerdau Ameristeel

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:

We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings (loss), of shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
    Tampa, Florida
    March 12, 2004

Annual Report 2003 Gerdau Ameristeel

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002 (Canadian GAAP/U.S. Dollar)

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (US$ in thousands)

                                                                                                               DECEMBER 31, 2002
                                                                                   DECEMBER 31, 2003            (RESTATED NOTE 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                              $   10,459                   $   16,361
   Accounts receivable, net of allowance for
   doubtful accounts of $6,380 (2002 - $6,913)                                            233,331                      172,745
   Inventories (note 4)                                                                   376,458                      351,400
   Deferred tax assets (note 10)                                                           13,269                       11,417
   Other current assets                                                                    21,608                        2,997
TOTAL CURRENT ASSETS                                                                      655,125                      554,920
PROPERTY, PLANT AND EQUIPMENT (NOTE 5)                                                    919,207                      898,948
GOODWILL                                                                                  116,564                      114,374
DEFERRED FINANCING COSTS                                                                   16,063                        2,514
DEFERRED TAX ASSETS                                                                        15,045                        6,033
OTHER ASSETS                                                                                  204                          645
TOTAL ASSETS                                                                           $1,722,208                   $1,577,434
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                       $  231,352                   $  170,334
   Accrued salaries, wages and employee benefits                                           29,732                       27,342
   Accrued interest                                                                        23,730                        3,395
   Other current liabilities                                                               34,357                       43,267
   Bank indebtedness (note 7)                                                               2,055                       23,379
   Current portion of long-term borrowings (note 7)                                         1,250                       83,942
TOTAL CURRENT LIABILITIES                                                                 322,476                      351,659
LONG-TERM BORROWINGS, LESS CURRENT PORTION (NOTE 7)                                       566,963                      411,833
CONVERTIBLE DEBENTURES (NOTE 9)                                                            96,719                       79,134
ACCRUED BENEFIT OBLIGATIONS (NOTE 11)                                                      74,354                       70,166
OTHER LIABILITIES                                                                          45,831                       29,175
DEFERRED TAX LIABILITIES (NOTE 10)                                                         64,355                       88,191
MINORITY INTEREST                                                                               -                       33,312
TOTAL LIABILITIES                                                                       1,170,698                    1,063,470
COMMITMENTS AND CONTINGENCIES (NOTE 15)
SHAREHOLDERS' EQUITY
Capital stock (note 13)                                                                   547,601                      513,400
   Retained earnings (accumulated deficit)                                                (19,412)                       1,329
   Cumulative translation adjustment                                                       23,321                         (765)
TOTAL SHAREHOLDERS' EQUITY                                                                551,510                      513,964
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $1,722,208                   $1,577,434

See notes to consolidated financial statements.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in thousands, except earnings per share data)

                                                                 YEAR ENDED DECEMBER 31, 2003           YEAR ENDED DECEMBER 31, 2002
NET SALES                                                               $1,927,839                               $1,036,055
OPERATING EXPENSES
 Cost of sales                                                           1,759,878                                  867,091
 Selling and administrative                                                 87,247                                   62,173
 Depreciation                                                               83,252                                   58,683
 Other operating income (note 16)                                           (1,244)                                  (5,072)
                                                                         1,929,133                                  982,875
 INCOME (LOSS) FROM OPERATIONS                                              (1,294)                                  53,180
OTHER EXPENSES
 Interest, net                                                              49,549                                   38,598
 Foreign exchange loss                                                         726                                      230
 Amortization of deferred financing costs                                    4,664                                    1,172
                                                                            54,939                                   40,000
 INCOME (LOSS) BEFORE INCOME TAXES                                         (56,233)                                  13,180
INCOME TAX EXPENSE (RECOVERY)                                              (35,275)                                     341
INCOME (LOSS) BEFORE MINORITY INTEREST                                     (20,958)                                  12,839
MINORITY INTEREST                                                              217                                   (1,707)
NET INCOME (LOSS)                                                       $  (20,741)                              $   11,132
EARNINGS (LOSS) PER COMMON SHARE - BASIC (NOTE 13)                      $    (0.11)                              $     0.07
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                              $    (0.11)                              $     0.07

See notes to consolidated financial statements.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(US$ in thousands, except share data)

                                                                                                  CUMULATIVE
                                                                              RETAINED           TRANSLATION
                                        SHARES          INVESTED CAPITAL      EARNINGS            ADJUSTMENT           TOTAL
BALANCE
  DECEMBER 31, 2001                   133,388,400           $ 58,364         $  (7,622)            $  (944)          $ 49,798
  Net income                                    -                  -            11,132                   -             11,132
  Subsidiary stock activity                     -               (187)                -                   -               (187)
  Foreign exchange                              -                  -                 -                 179                179
  Debt converted to equity (note 8)             -            325,948                 -                   -            325,948
  Acquisition (note 3)                 51,503,960            129,275                 -                   -            129,275
  Dividends paid                                -                  -            (2,181)                  -             (2,181)
BALANCE - Restated (note 2)
  DECEMBER 31, 2002                   184,892,360            513,400             1,329                (765)           513,964
  Net loss                                      -                  -           (20,741)                  -            (20,741)
  Acquisition of
  minority interest                    13,198,501             34,201                 -                   -             34,201
  Foreign exchange                              -                  -                 -              24,086             24,086
BALANCE
  DECEMBER 31, 2003                   198,090,861           $547,601         $(19,412)             $23,321           $551,510

See notes to consolidated financial statements.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

                                                                                     YEAR ENDED                     YEAR ENDED
                                                                                  DECEMBER 31, 2003              DECEMBER 31, 2002
OPERATING ACTIVITIES
Net income (loss)                                                                    $  (20,741)                      $ 11,132
Adjustment to reconcile net income (loss) to net cash
provided by operating activities:
 Depreciation                                                                            83,252                         58,683
 Amortization                                                                             4,664                          1,172
 Deferred income taxes                                                                  (22,719)                       (10,428)
 Loss on disposition of property, plant and equipment                                       192                          1,044
 Foreign exchange on related party loans                                                  7,241                            436
Changes in operating assets and liabilities, net of acquisitions:
 Accounts receivable                                                                    (51,072)                        21,433
 Inventories                                                                               (263)                       (17,991)
 Other assets                                                                            (6,054)                        (9,061)
 Liabilities                                                                             49,392                        (22,352)
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                43,892                         34,068
INVESTING ACTIVITIES
 Additions to property, plant and equipment                                             (59,203)                       (33,482)
 Purchase price for acquisitions                                                              -                         (6,856)
 Cash acquired in acquisition                                                                 -                         18,465
 Proceeds from dispositions of property, plant & equipment                                2,643                            489
NET CASH USED IN INVESTING ACTIVITIES                                                   (56,560)                       (21,384)
FINANCING ACTIVITIES
 Term debt payments                                                                      (9,395)                       (29,503)
 Proceeds from issuance of new debt                                                     542,357                              -
 Revolving credit borrowings (payments)                                                (510,053)                        27,273
 Reductions (additions) to deferred financing costs                                     (15,639)                           705
 Changes in minority interest                                                              (217)                         2,678
 Subsidiary stock activity                                                                    -                           (187)
 Dividends paid                                                                               -                         (2,181)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                       7,053                         (1,215)
Effect of exchange rate changes on cash and cash equivalents                               (287)                          (195)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (5,902)                        11,274
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                           16,361                          5,087
CASH AND CASH EQUIVALENTS AT END OF YEAR                                             $   10,459                       $ 16,361
SUPPLEMENTAL CASH FLOW INFORMATION
 Cash paid for interest                                                              $   22,938                       $ 57,610
 Cash paid for income taxes                                                          $    1,496                       $  2,289
 Acquisition of minority interest for common stock                                   $   34,201                              -

See notes to consolidated financial statements.

Annual Report 2003 Gerdau Ameristeel

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)

NOTE 1 - BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation. As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market.

The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers. All significant intercompany transactions and accounts have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are presented in accordance with accounting principles generally accepted in Canada. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. For 2002, they include full-year results for the Gerdau North America operations, and results for the Co-Steel operations for the period from October 23, 2002, through December 31, 2002, which represents the period subsequent to the date of acquisition.

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures and are proportionately consolidated. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

assessed by review of cash flows and operating income, and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments.

CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash held in the joint venture operations are for the sole use of the joint ventures.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operations supply inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment. During 2002, the Company changed the depreciable lives of certain buildings and equipment to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expense in 2002 by approximately $3.2 million.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite lives are not amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002, for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment. Additional goodwill of $2.2 million was created by the exchange of minority shares of AmeriSteel on March 31, 2003.

DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long-term debt and are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

PENSIONS AND POST-RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

-    Pension assets are valued at fair market value.

- Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

- The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees.

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees.

- A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES: The Company reserves for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations that are accumulated in the foreign currency translation adjustment account in shareholders' equity, until there is a reduction in the net investment in the foreign operation.

Assets and liabilities of self-sustaining foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Any corresponding foreign exchange gains and losses are deferred and disclosed separately as part of shareholders' equity and are recognized in earnings when the ownership interest in the foreign operations is reduced.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

STOCK OPTION PLAN: The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair-value-based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002, and excludes options issued prior to January 1, 2002.

The following assumptions were used:

Expected dividend yield                   0%
Expected share price volatility          55%
Risk-free rate of return                  4%
Expected period until exercise      5 years

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

                                               FOR THE YEAR ENDED
                                            -------------------------
     AMOUNTS IN THOUSANDS EXCEPT            DEC. 31,          DEC. 31,
           PER SHARE DATA                     2003             2002
---------------------------------------     --------          -------
Net (loss) income, as reported              $(20,741)         $11,132
Pro forma stock-based compensation cost          160                -
PRO FORMA, NET INCOME                       $(20,901)         $11,132
Earnings (loss) per share
  Basic, as reported                        $  (0.11)         $  0.07
  Basic, pro forma                             (0.11)            0.07
  Diluted, as reported                         (0.11)            0.07
  Diluted, pro forma                           (0.11)            0.07

DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan
(DSUP) for independent members of the Board of Directors. Under the DSUP, each director that so elected received a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU was based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the Board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs as at December 31, 2003, was $147 (2002 - $141).

USE OF ESTIMATES: The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2003 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

CHANGE IN ACCOUNTING POLICY - CONVERTIBLE DEBENTURES: The Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of a charge to retained earnings. This change in accounting policy did not impact net income in 2002, but resulted in additional interest expense of $6.3 million in 2003. Prior periods have been restated to reflect the change in accounting.

NOTE 3 - ACQUISITIONS

On October 23, 2002, Brazilian Steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel combined their North American operations. In the transaction, Co-Steel acquired all of the issued and outstanding shares of the Gerdau North America Group in exchange for shares of Co-Steel representing approximately 74% of the shares of the combined entity. A portion of these shares were issued to minority shareholders of AmeriSteel Corporation on March 31, 2003, as described below. The name of Co-Steel was changed to Gerdau Ameristeel Corporation as part of the transaction.

For accounting purposes, the business combination of the Gerdau North America Group and Co-Steel has been accounted for using the reverse take-over method of purchase accounting. Gerdau North America is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholders of the Gerdau North America Group have become owners of more than 50% of the voting shares of Co-Steel on a fully diluted basis. The results of the operations of Co-Steel are included from the date of the transaction.

The following table summarizes the fair value of assets and liabilities acquired at the date of the acquisition (US$ in thousands):

NET ASSETS (LIABILITIES) ACQUIRED
   Current assets                                   $ 242,252
   Current liabilities                               (130,345)
   Property, plant and equipment                      389,915
   Other assets                                          (177)
   Long-term debt                                    (219,969)
   Other long-term liabilities                        (81,386)
   Net future income taxes                             15,768
   Convertible debenture (recorded as equity)         (80,113)
                                                    $ 135,945

Purchase consideration, representing
51,503,960 Co-Steel shares at $2.51 per share       $ 129,275
Plus transaction costs                                  6,670
                                                    $ 135,945

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Effective March 31, 2003, non-controlling shareholders holding, in the aggregate, approximately 13% of the issued and outstanding shares of AmeriSteel had their holdings exchanged for Gerdau Ameristeel common shares in a ratio of
9.4617 Gerdau Ameristeel shares for each common share of AmeriSteel exchanged. The acquisition of the minority interest of AmeriSteel was accounted for as a step acquisition under the purchase method of accounting, whereby the purchase price of the shares has been allocated to the net assets acquired based upon their relative fair values. The exchange resulted in the issuance of an additional 13,198,501 shares of Gerdau Ameristeel and recording $2.2 million additional goodwill.

On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau Ameristeel ownership on July 2, 2002.

NOTE 4 - INVENTORIES

Inventories consist of the following (US$ in thousands):

                                       DECEMBER 31,       DECEMBER 31,
                                          2003               2002
                                       ------------       ------------
Ferrous and non-ferrous scrap           $ 76,384           $ 40,983
Work in-process                           31,764             33,701
Finished goods                           157,815            195,893
Raw materials (excluding scrap)
and operating supplies                   110,495             80,823
                                        $376,458           $351,400

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following
(US$ in thousands):

                                         DECEMBER 31, 2003
                                ------------------------------------
                                                              NET
                                             ACCUMULATED      BOOK
                                   COST      DEPRECIATION    VALUE
                                ----------   ------------   --------
Land and improvements           $   77,651     $  5,321     $ 72,330
Buildings and improvements         139,559       24,131      115,428
Machinery and equipment            984,253      306,056      678,197
Construction in progress            39,676            -       39,676
Property, plant and equipment
held for sale                       13,576            -       13,576
                                $1,254,715     $335,508     $919,207

                                         DECEMBER 31, 2002
                                ------------------------------------
                                                              NET
                                             ACCUMULATED      BOOK
                                   COST      DEPRECIATION    VALUE
                                ----------   ------------   --------
Land and improvements           $   60,341    $  1,769      $ 58,572
Buildings and improvements         141,994      14,472       127,522
Machinery and equipment            888,886     203,119       685,767
Construction in progress            14,315           -        14,315
Property, plant and equipment
held for sale                       12,772           -        12,772
                                $1,118,308    $219,360      $898,948

Interest costs for property, plant and equipment construction expenditures of approximately $124,000 was capitalized for the year ended December 31, 2003 (2002 - $100,000).

NOTE 6 - JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

The Company's interest in the joint ventures is as follows (US$ in thousands):

                                             DECEMBER 31,
                                         --------------------
                                           2003        2002
                                         --------    --------
BALANCE SHEET
Current assets (1) (2)                   $ 53,137    $ 45,234
Property, plant and equipment (3)
  Land                                     11,835      12,068
  Buildings                                 7,512       7,957
  Machinery and equipment                  80,429      85,618
  Construction in progress                  1,665       1,778
Current liabilities                        23,224      26,505
Long-term debt                              4,259       3,415

STATEMENT OF EARNINGS
Sales                                    $224,179    $ 53,591
Operating income                            9,685       6,836
Income before income taxes                  9,440       6,275

CHANGES IN CASH FLOWS
Cash provided from (used in)
  Operating activities                   $ 10,527    $  6,098
  Investing activities                     (8,294)     (1,809)
  Financing activities                     (4,046)    (17,026)
Proportionate share of increase
(decrease) in cash                       $ (1,813)   $(12,737)

(1) Includes $0.5 million (2002 - $4.8 million) of cash and cash equivalents.

(2) Current assets are net of allowance for doubtful accounts of $2.3 million (2002 - $2.2 million).

(3) Net of accumulated depreciation of $19.7 million (2002 - $5.9 million).

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 7 - LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011, and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. As of December 31, 2003, there was $135.0 million outstanding, at interest rates between 3.93% and 5.50%, and approximately $130 million was available under the Senior Secured Credit Facility. Included in deferred finance costs in 2003 was a charge of approximately $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt.

As of December 31, 2003, Gerdau Ameristeel debt includes the following (US$ in thousands):

                                                 DECEMBER 31,
                                                     2003
                                                 ------------
Senior Notes, 10 3/8% due 2011,
net of original issue discount                    $ 397,271
Senior Secured Credit Facility                      135,027
Industrial Revenue Bonds                             27,400
AmeriSteel Bright Bar Term Loan                       3,172
Gallatin Joint Venture Debt                           5,471
Other                                                 1,927
                                                    570,268
Less current portion                                  3,305
                                                  $ 566,963

On December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and included the following (US$ in thousands):

                                                 DECEMBER 31,
                                                    2002
                                                 ------------
GERDAU CANADA GROUP
  Bank indebtedness                               $  17,243
  U.S. Dollar Floating Rate Term Loan                61,743
  Canadian dollar revolving loan
  (Cdn$35.0 million)                                 22,157
  Other                                               1,444
                                                  ---------
GUSA
  AmeriSteel Revolving Credit Agreement             100,800
  AmeriSteel Term Loan                               68,750
  Industrial Revenue Bonds                           36,795
  AmeriSteel Bright Bar                               3,522
  Other                                                 809
                                                  ---------
CO-STEEL GROUP
  Bank Indebtedness                                   6,136
  Canadian dollar revolving loan
  (Cdn$48.3 million)                                 30,577
  U.S. Dollar Fixed Rate Reducing Term Loan          96,784
  Fair value of early payment penalty of
  fixed rate reducing term loans                      9,065
  U.S. dollar revolving loan                         59,768
  Other                                               3,561
                                                    519,154
                                                  ---------
LESS CURRENT PORTION                               (107,321)
                                                  $ 411,833

GERDAU CANADA GROUP

As of December 31, 2002, Gerdau Canada Group had a total authorized revolver facility of Cdn $73 million (US $46 million) that bore interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% or Bankers' Acceptance plus 2.75%. Companies in the Gerdau Canada Group pledged accounts receivable and inventory as collateral. The revolver facility was repaid under the refinancing as of June 27, 2003.

The total authorized Canadian term facility was Canadian $97.5 million (US$61.7 million) with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November 1999 that effectively fixed the rate of interest on approximately 50% of the balance. As of December 31, 2003, the agreement is for $11 million and bears interest at

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

6.445% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represent the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at December 31, 2003, was $457,000. The agreements were not terminated subsequent to the refinancing.

The Canadian banking agreement, which included Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contained various restrictive covenants relating to maintenance of certain financial ratios. As of December 31, 2002, the Company was not in compliance with certain covenants and requested and received a waiver of compliance. This agreement no longer applies due to the refinancing that took place in 2003.

Collateral for the Canadian credit facility included: (i) Cdn $350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and
(iii) a guaranty by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis was pledged to the lenders.

GUSA

GUSA's primary financial obligation outstanding as of December 31, 2002, was a $285 million credit facility (the "Revolving Credit Agreement"). It was collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement was amended in September 2000 and increased the total facility from $150 million to $285 million, of which $100 million was a term loan that amortized at the rate of 25% per year beginning in December 2001. The Revolving Credit Agreement was to mature in September 2005. Loans under the Revolving Credit Agreement bore interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time.

The effective interest rate on December 31, 2002, was approximately 3.8%. The Revolving Credit Agreement contained certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit were subject to an aggregate sub limit of $50 million. The credit facility was repaid under the refinancing as of June 27, 2003.

Industrial revenue bonds (IRBs) were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate (1.0% to 3.75% on December 31, 2003); $3.8 million matures in 2014, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of December 31, 2003, the Company had approximately $51.9 million of outstanding letters of credit, primarily for IRBs and insurance.

The AmeriSteel Bright Bar Loan represents a bank loan of AmeriSteel Bright Bar, a subsidiary of Gerdau Ameristeel US Inc., secured by its machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. Ameristeel is a guarantor of the loan.

In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments were specific tranches of LIBOR-based revolving credit and term loan borrowings under GUSA's Revolving Credit Agreement. The agreements were not terminated subsequent to the refinancing. The aggregate fair value of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at December 31, 2003, is approximately $3.8 million. The agreements have varying expiration dates from 2004 to 2006.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

CO-STEEL GROUP

The Co-Steel entities as of December 31, 2002, had revolving facilities of Cdn $133.9 million and Cdn $22.2 million, which could be drawn in either Canadian or U.S. dollars. These facilities were due on January 15, 2004, and bore interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

The fixed rate reducing term loan at December 31, 2002, was $96.8 million with interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility included a make-whole provision (in the event of prepayment) that required the Company to pay a penalty if interest rates had decreased since the original inception of the loan. As of December 31, 2002, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was $9.1 million. This amount was recognized in 2003 due to the refinancing. These facilities were repaid in June 2003 as part of the refinancing.

The maturities of borrowings for the years subsequent to December 31, 2003, are as follows (US$ in thousands):

                                                   AMOUNT
                                                  --------
2004                                              $  3,305
2005                                                   768
2006                                                   695
2007                                                   617
2008                                               135,691
Thereafter                                         429,192
                                                  --------
                                                  $570,268
                                                  --------

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. During 2002, the Company had various loans outstanding with affiliated companies. Related party loans bore interest ranging from 0.0% - 9.775% that was expensed but was not payable on a current basis. All advances were repayable on demand with no collateral. Intercompany charges for interest income were $4.3 million, and charges for interest expense were $18.3 million in 2002. Intercompany charges for management fees and royalties from related parties were $2.1 million for the year ended December 31, 2002. Accrued liabilities due to related parties were $5.8 million and $6.4 million as of December 31, 2003, and 2002, respectively. As part of the Co-Steel transaction (Note 1), all of the related party notes payable, net of the notes receivable from Gerdau Steel Inc., were converted to equity in October 2002. In February 2003, Gerdau S.A. made loans totaling $30 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35 million of bonds. These bonds were exchanged subsequent to the exchange offer (Note 18).

NOTE 9 - CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 - INCOME TAXES

The income tax expense is comprised of (US$ in thousands):

                                      2003        2002
                                    --------    --------
Current                             $  1,311    $ 10,769
Deferred                             (36,586)    (10,428)
                                    $(35,275)   $    341

                                      2003        2002
                                    --------    --------
CURRENT INCOME TAXES
  Canada                            $    713    $  2,890
  U.S.                                   700       8,255
  Other                                 (102)       (376)
                                       1,311      10,769
                                    --------    --------
DEFERRED INCOME TAXES
  Canada                              13,302)       (830)
  U.S.                               (23,284)     (9,598)
                                     (36,586)    (10,428)
                                    --------    --------
TOTAL PROVISION FOR INCOME TAXES    $(35,275)   $    341
                                    --------    --------

 Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

The income tax expense differs from the amount calculated by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                 2003             2002
                                               --------         --------
Income (loss) before provision
for income taxes                               $(54,162)        $ 13,180
Income tax (benefit) expense
computed using statutory tax rates              (18,044)           5,091
Increased (decreased) by the tax effect of :
  Tax exempt income                              (7,224)               -
  Effect of different rates in
  foreign jurisdictions                          (6,752)          (4,437)
  Canadian manufacturing
  and processing credit                             291             (215)
  Net future income tax (benefit)
  expense resulting from changes
  in tax rates                                   (1,475)             (98)
                                               --------         --------
INCOME TAX (RECOVERY) EXPENSE                  $(33,204)        $    341
                                               --------         --------

The components of the deferred tax assets and liabilities consisted of the following:

             CANADA                              2003             2002
-----------------------------------            --------         --------
NON-CURRENT ASSETS
   Net operating loss carry forward            $ 25,532         $ 13,063
   Accounting provisions not currently
   deductible for tax purposes                   28,812           23,882
 Tax depreciation in excess of book
   depreciation                                 (34,769)         (30,162)
   Other                                         (4,530)            (750)
                                               --------         --------
NET NON-CURRENT DEFERRED TAX ASSETS            $ 15,045         $  6,033
                                               --------         --------

           UNITED STATES                         2003             2002
-----------------------------------            --------         --------
CURRENT ASSETS
  Accounting provisions not currently
  deductible for tax purposes                  $ 13,269         $ 11,417

NON-CURRENT LIABILITIES
  Net operating loss carry forward              (42,856)         (24,181)
  Accounting provisions not currently
  deductible for tax purposes                   (26,811)         (25,011)
  Tax depreciation in excess of book
  depreciation                                  132,722          136,406
  Other                                           1,300              977
                                               --------         --------
NET NON-CURRENT DEFERRED TAX LIABILITIES       $ 64,355         $ 88,191
                                               --------         --------

The net deferred tax asset includes a non-capital loss carry forward of approximately $73.9 million for Canadian income tax purposes that expire on various dates between 2007 through 2010.

As of December 31, 2003, the Company has a combined net operating loss (NOL) carryforward of approximately $119.0 million for U.S. federal income tax purposes that expire on various dates between 2005 through 2023. The portion of this NOL that was generated by the former Co-Steel US group prior to its acquisition by Gerdau Ameristeel is subject to an annual limitation as outlined in Internal Revenue Code (IRC) Section 382. The NOL carryforward from the predecessor company has been reduced to reflect the Section 382 limitation. In addition, the portion of this NOL that was generated by the former Co-Steel U.S. group prior to its merger with Gerdau USA, Inc. and subsidiaries is subject to the Separate Return Limitation Year provisions contained in IRC Section 1502.

The Company believes its net deferred tax asset as of December 31, 2003, of $15.0 million is more likely than not to be realized based on the combination of future taxable income from operations plus various tax-planning strategies that can be implemented, should it become necessary, by the Company's majority shareholder and have the effect of reducing interest expense or generating additional taxable earnings.

NOTE 11 - POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $2.6 million (2002 - $10.1 million). The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Settlement losses were recognized in the current year due to payments to former employees under the former Co-Steel plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position (US$ in thousands):

                                      PENSION BENEFITS            OTHER BENEFIT PLANS
                                 --------------------------    --------------------------
                                 Year Ended     Year Ended     Year Ended     Year Ended
                                   Dec. 31,       Dec. 31,       Dec. 31         Dec. 31
                                    2003            2002          2003            2002
                                 -----------    -----------    -----------    -----------
COMPONENTS OF NET PERIODIC
BENEFIT COST

Service cost                     $     8,027    $     5,606    $       880    $       341
Interest cost                         20,831         12,830          2,247            876
Expected return on plan assets        (9,716)       (13,536)             -              -
Amortization of prior service            (35)           388              -              -
cost
Recognized actuarial gain                892              4              -              -
Settlement loss                          131              -              -              -
NET PERIODIC BENEFIT COST        $    20,130    $     5,292    $     3,127    $     1,217

CHANGE IN BENEFIT OBLIGATIONS

Benefit obligation at
beginning of period              $   301,352    $   164,260    $    31,978    $     9,068
Acquisition of Co-Steel                    -        111,531              -         22,048
Service cost                           8,027          5,606            880            341
Interest cost                         20,831         12,829          2,247            876
Plan participants'                         -                           647            532
contributions
Amendments                                 -          2,232              -              -
Actuarial loss                        11,248         13,659          1,188            444
Benefits and administrative
expenses paid                        (14,918)        (8,765)        (2,260)        (1,331)
Settlement loss                          275
Foreign exchange gain                 32,753              -          3,874              -
BENEFIT OBLIGATION AT END OF
PERIOD                           $   359,568    $   301,352    $    38,554    $    31,978

CHANGE IN PLAN ASSETS

Fair value of plan assets
at beginning of period           $   206,070    $   133,827    $         -    $         -
Acquisition of Co-Steel                    -         79,628              -              -
Actual return on plan assets          42,447         (8,762)             -              -
Employer contribution                 18,470         10,142          1,613            799
Plan participants'                         -              -            647            532
contributions
Benefits and administrative
expenses paid                        (14,917)        (8,765)        (2,260)        (1,331)
Foreign exchange gain                 26,173              -              -              -
FAIR VALUE OF PLAN ASSETS AT END
OF PERIOD                        $   278,243    $   206,070    $         -    $         -

RECONCILIATION OF FUNDED
STATUS - END OF PERIOD

Funded status                    $   (81,325)   $   (95,282)   $   (38,554)   $   (31,978)
Unrecognized Transition                1,905          1,702              -              -
Liability
Unrecognized prior service             2,673          2,564              -              -
cost
Unrecognized actuarial loss           39,069         52,139          1,878            689
NET AMOUNT RECOGNIZED            $   (37,678)   $   (38,877)   $   (36,676)   $   (31,289)

ASSUMPTIONS
-------------------------------------------------------------
WEIGHTED-AVERAGE ASSUMPTIONS
USED TO DETERMINE BENEFIT
OBLIGATIONS AT DECEMBER 31           2003            2002
------------------------------   -------------  -------------
Discount rate                    6.25% - 6.50%  6.50% - 6.75%
Rate of compensation increases   2.50% - 4.50%  4.25% - 4.50%

WEIGHTED-AVERAGE ASSUMPTIONS
USED TO DETERMINE NET PERIODIC
BENEFIT COST FOR YEARS ENDED
DECEMBER 31                          2003           2002
------------------------------   -------------  -------------
Discount rate                    6.50% - 6.75%  6.50% - 6.75%
Expected long-term return on
plan assets                      7.25% - 8.40%  7.50% - 9.25%
Rate of compensation increase    2.50% - 4.50%  4.25% - 4.50%

ASSUMED HEALTH CARE COST
TREND RATES AT DECEMBER 31           2003           2002
------------------------------   -------------  -------------
Health care cost trend rate
assumed for next year            9.00%-10.00%   10.00%-12.00%

Rate to which the cost trend
rate is assumed to decline
(ultimate trend rate)                   5.50%           5.50%

Year that the rate reaches
the ultimate trend rate                 2008            2008

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                1 PERCENTAGE POINT      1 PERCENTAGE POINT
                                     INCREASE                DECREASE
                                ------------------      ------------------
Effect on total of service
and interest cost                   $    367                $  (136)
Effect on postretirement
benefit obligation                  $  3,694                $(1,194)

PLAN ASSETS

The Company's pension plan weighted-average asset allocations at December 31, 2003, and 2002, by asset category are as follows:

                      PLAN ASSETS AT DECEMBER 31
                      --------------------------
 ASSET CATEGORY          2003           2002
-----------------        ----           ----
Equity securities        70.4%          66.3%
Debt securities          23.9%          28.5%
Real estate               0.5%           0.5%
Other                     5.2%           4.7%
Total                     100%           100%

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee`s decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55%-85% in equity securities, 20%-35% in debt securities and 0%-10% in real estate and other.

CONTRIBUTIONS

The Company expects to contribute $4.6 million to its pension plans and $980,000 to its other postretirement benefit plans in 2004.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes, but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2003, was approximately $89,000.

NOTE 13 - CAPITAL STOCK

Capital stock consists of the following shares:

                         AUTHORIZED       ISSUED       INVESTED CAPITAL
                           NUMBER         NUMBER        (IN THOUSANDS)
                         ----------     -----------    ----------------
December 31, 2003
Common                   Unlimited      198,090,861        $547,601

December 31, 2002
Common                   Unlimited      184,892,360        $513,400

The predecessor of the Company is the Gerdau North America Group, which was not a legal entity but a combination of Gerdau companies in North America and therefore had no capital structure of its own. On October 23, 2002, the Gerdau companies in North America, consisting of GUSA, Gerdau Courtice Steel Inc. and Gerdau MRM Steel Inc., among other holding companies, were combined with Co-Steel Inc., a Canadian minimill steel producer. The combined entity was renamed Gerdau Ameristeel Corporation and is publicly traded on the Toronto Stock Exchange under the ticker symbol GNA.TO. The Company's common stock has no par value. As part of this transaction, minority shareholders of AmeriSteel, consisting primarily of management and other employees, were required to exchange their shares of AmeriSteel stock for shares of Gerdau Ameristeel. Gerdau Ameristeel filed a registration statement on Form F-4 with the Securities and Exchange Commission and the exchange of shares was completed on March 31, 2003. As a result, an additional 13,198,501 shares of Gerdau Ameristeel were issued.

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share (US$ in thousands except per share data):

                                        2003                2002
                                    ------------        ------------
Net income (loss)                   $    (20,741)       $     11,132

WEIGHTED AVERAGE SHARES
Outstanding - Basic                  194,791,236         143,045,393
Earnings (loss) per share  -
Basic                               $      (0.11)       $       0.07

WEIGHTED AVERAGE SHARES
Outstanding - Diluted                194,791,236         143,045,393
Earnings (loss) per share  -
Diluted                             $      (0.11)       $       0.07

At December 31, 2003, options to purchase 1,013,700 (1,367,400 - 2002) common shares were not included in the computation of diluted earnings (loss) per share because the options' exercise prices were greater than the market price of the common shares in 2002 and the inclusion of option shares in 2003 would be anti-dilutive. The conversion into common shares of the convertible debentures has not been included in the diluted earnings (loss) per share calculations as the conversion rate of Cdn$26.25 per share is antidilutive.

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 14 - STOCK COMPENSATION PLANS

The Company has several stock based compensation plans, which are described below.

Under the former Co-Steel plan, the Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The options expire on various dates up to April 13, 2008.

A subsidiary of the Company, AmeriSteel, had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, minority shareholders of AmeriSteel exchanged shares of AmeriSteel stock and options for stock and options of Gerdau AmeriSteel at an exchange rate of 9.4617 Gerdau AmeriSteel shares and options for each AmeriSteel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

The Company has long-term incentive plans available to executive management (the "Stakeholder Plans") to ensure the Company's senior management's interest is congruent with its shareholders. Awards are determined by a formula based on return on capital employed in a given plan year. Earned awards vest and are paid out over a period of four years. Participants may elect cash payout or investments in phantom stock of the Company or Gerdau S.A., for which a 25% premium is earned if elected. The awards are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003, and 2002 were $150,000 and $90,000, respectively. It is not anticipated that further awards will be granted under the plans.

In July 1999, AmeriSteel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorizes 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchase stock are awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. It is not anticipated that additional shares, options, or SARs will be issued under the current plan. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003 and 2002, were $3.5 million and $0, respectively.

In September 1996, AmeriSteel's Board of Directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provides for grants of common stock, options to purchase common stock and SARs. The maximum number of common shares that can be issued under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2003. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see Note 2). It is not anticipated that additional shares, options, or SARs will be issued under the current plan.

In July 2002, AmeriSteel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2003, and 2002, were $5.9 million and $0, respectively.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

In May 1995, AmeriSteel's Board of Directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

A summary of the Company's stock option plans is as follows:

                                  YEAR ENDED                   YEAR ENDED
                               DECEMBER 31, 2003            DECEMBER 31, 2002
                            ------------------------     ------------------------
                                          WEIGHTED-                    WEIGHTED-
                                           AVERAGE                      AVERAGE
                            NUMBER OF     EXERCISE       NUMBER OF     EXERCISE
   AMERISTEEL PLANS          SHARES        PRICE          SHARES        PRICE
-----------------------     ---------    -----------     ---------    -----------
Outstanding, beginning
of period                     281,197    $     20.37       307,664    $     19.18

Exchange for options of
Gerdau Ameristeel            (281,197)         20.37             -              -

Granted                             -              -        58,650          17.00

Exercised                           -              -       (17,233)         12.75

Forfeited                           -              -       (67,884)         14.02

Outstanding,
end of period                       -              -       281,197    $     20.37

GERDAU AMERISTEEL
PLANS

Outstanding, beginning
of period                   1,367,400    $      9.30             -

Merger with Co-Steel                -              -     1,367,400    $      9.30

Ameristeel Plans
Options exchanged for

Gerdau Ameristeel
Options                     2,660,601           2.15             -              -

Granted                             -              -             -              -

Exercised                           -              -             -              -

Expired                      (421,431)         19.72             -              -

Outstanding,
end of period               3,606,570    $      6.41     1,367,400    $      9.30

The following table summarizes information about options outstanding as of December 31, 2003:

                                     WEIGHTED-
                                      AVERAGE      WEIGHTED-
                                     REMAINING      AVERAGE
   EXERCISE PRICE       NUMBER      CONTRACTUAL     EXERCISE       NUMBER
     RANGE US$        OUTSTANDING      LIFE          PRICE       EXERCISABLE
-------------------   -----------   -----------    ---------     -----------
$1.32 to $1.43           914,262     5.3 years       $ 1.38         552,431
$1.80 to $1.90           966,740     6.8 years         1.85         446,829
$2.11 to $2.96           711,868     5.2 years         2.61         572,807
$14.39 to $17.41(1)      349,000     3.0 years        15.64         349,000
$18.69 to $23.70(1)      664,700     1.7 years        19.24         664,700
                       3,606,570                                  2,585,767

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate as of December 31, 2003

NOTE 15 - CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the total remaining costs as of December 31, 2003, to be approximately $13.6 million (2002 - $14.9 million), with these costs recorded as a liability at December 31, 2003, of which the Company expects to pay

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

approximately $1.5 million within the year ended December 31, 2004. Included in the amounts outstanding, $8.6 million was recorded in 2002 with respect to certain environmental obligations that were triggered by the change in control of Co-Steel in certain jurisdictions where Co-Steel operated. This liability was recorded at the present value of the estimated future costs of these obligations.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, the Company was notified by the United States Environmental Protection Agency (the "EPA") of an investigation that identifies the Company as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. The Company objects to its inclusion as a PRP in this site and is pursuing legal alternatives, including the addition to the allocation of larger third parties that the Company believes were incorrectly excluded from the original settlement offer. The EPA has filed suit with the Company named as a defendant. As the ultimate exposure to the Company, if any, is uncertain, no liability has been established for this site.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim that it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows (US$ in thousands):

YEAR ENDING
DECEMBER 31                           AMOUNT
------------                        -----------
2004                                $   11,403
2005                                    10,411
2006                                     7,281
2007                                     6,035
2008                                     6,008
Thereafter                              34,402
                                    ----------
                                    $   75,540
                                    ----------

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

SERVICE COMMITMENTS

The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.

NOTE 16 - OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

Other income, net of other expenses for the year ended December 31, 2002, consists of $6.1 million proceeds from an insurance settlement relating to environmental costs incurred by the Company in prior years, partially offset by $1.0 million relating to the closing of the Wilmington, Delaware, and St. Albans, West Virginia, fabricating plants.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 17 - SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

Operational results and other financial data for the geographic and two business segments for years ended December 31 are presented below (US$ in thousands):

                                                YEAR ENDED         YEAR ENDED
                                                DECEMBER 31,       DECEMBER 31,
                                                   2003               2002
                                                ------------       ------------
REVENUE FROM EXTERNAL CUSTOMERS
  Steel mills                                   $  1,631,712       $    771,906
  Downstream products                                296,127            264,149
  TOTAL                                         $  1,927,839       $  1,036,055

INTER-COMPANY SALES
  Steel mills                                   $    314,693       $    159,027
  Downstream products                                      -                  -
  Corp/eliminations/other                           (314,693)          (159,027)
  TOTAL                                         $          -       $          -

TOTAL SALES
  Steel mills                                   $  1,946,405       $    930,933
  Downstream products                                296,127            264,149
  Corp/eliminations/other                           (314,693)          (159,027)
  TOTAL                                         $  1,927,839       $  1,036,055

NET INCOME (LOSS)
  Steel mills                                   $     17,758       $     49,973
  Downstream products                                  6,620              8,842
  Corp/eliminations/other                            (45,119)           (47,683)
  TOTAL                                         $    (20,741)      $     11,132

DEPRECIATION AND AMORTIZATION EXPENSE
  Steel mills                                   $     76,674       $     46,460
  Downstream products                                  4,383              3,775
  Corp/eliminations/other                              6,859              9,620
  TOTAL                                         $     87,916       $     59,855

SEGMENT ASSETS
  Steel mills                                   $  1,545,619       $  1,424,363
  Downstream products                                169,599            122,425
  Corp/eliminations/other                              6,990             30,646
  TOTAL                                         $  1,722,208       $  1,577,434

SEGMENT GOODWILL
  Steel mills                                   $     90,889       $     89,181
  Downstream products                                 25,675             25,193
  TOTAL                                         $    116,564       $    114,374

CAPITAL EXPENDITURES
  Steel mills                                   $     55,152       $     24,581
  Downstream products                                  2,198              7,131
  Corp/eliminations/other                              1,853              1,770
  TOTAL                                         $     59,203       $     33,482

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

Geographic data is as follows:

                                        UNITED STATES      CANADA           TOTAL
                                        -------------      ------           -----
DECEMBER 31, 2003
Revenue from external customers         $   1,480,901    $   446,938     $ 1,927,839
Long-lived assets                             652,557        266,650         919,207

DECEMBER 31, 2002
Revenue from external customers         $     862,300    $   173,755     $ 1,036,055
Long-lived assets                             665,697        233,251         898,948

                                                   YEAR ENDED        YEAR ENDED
                                                  DECEMBER 31,      DECEMBER 31,
REVENUES BY PRODUCT LINES                             2003              2002
-------------------------                         ------------      ------------
Mill finished goods
  Stock rebar                                     $    433,396      $    198,460
  Merchant bar/special sections                        791,917           440,909
  Rods                                                 194,043            47,060
  Flat rolled                                          215,380            38,572
TOTAL MILL FINISHED GOODS                            1,634,736           725,001

Billets                                                 17,850            15,313
TOTAL MILL PRODUCTS                                  1,652,586           740,314

Other mill segments                                          -            31,101
Fabricating and downstream                             275,253           264,640
TOTAL SEGMENT REVENUES                            $  1,927,839      $  1,036,055

NOTE 18 - FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2003 and 2002 and for the years ended December 31, 2003, and 2002 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly owned Subsidaries of the Company that have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due in 2011. The non-Guarantors are subsidiaries of the Company, and non-wholly owned subsidiaries like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows.

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET - DECEMBER 31, 2003 (US$ in thousands)

                                                       GERDAU
                                                     AMERISTEEL                     NON-
                                          GUSAP      CORPORATION   GUARANTORS    GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                       -----------   -----------   ----------    ----------    ------------   ------------
ASSETS
Current Assets
  Cash and cash equivalents            $         -   $     3,033   $     5,813   $     1,613   $          -   $     10,459
  Accounts receivable, net                       -        45,425       158,475        29,431              -        233,331
  Inventories                                    -        71,477       279,976        25,005              -        376,458
  Deferred tax assets                            -             -        13,269             -              -         13,269
  Other current assets                           -         6,101        14,495         1,012              -         21,608
TOTAL CURRENT ASSETS                             -       126,036       472,028        57,061              -        655,125
PROPERTY, PLANT AND EQUIPMENT                    -       175,654       603,209       140,344             -        919,207
INVESTMENT IN SUBSIDIARIES                 445,946       687,222       334,465             -     (1,467,633)             -
OTHER ASSETS                                     -           124           (52)          132              -            204
GOODWILL                                         -             -       111,877         4,687              -        116,564
DEFERRED FINANCING COSTS                    10,977           145         4,902            39              -         16,063
DEFERRED TAX ASSETS                              -        34,253       (53,667)       34,459              -         15,045
TOTAL ASSETS                           $   456,923   $ 1,023,434   $ 1,472,762   $   236,722   $ (1,467,633)  $  1,722,208

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                     $         -   $    44,798   $   163,114   $    23,440   $          -   $    231,352
  Intercompany                               4,696       111,628             -             -       (116,324)             -
  Accrued salaries, wages
  and employee benefits                          -         3,297        26,435             -              -         29,732
  Accrued Interest                          21,360         1,433           937                                      23,730
  Other current liabilities                   (895)       10,873        23,558           821              -         34,357
  Bank indebtedness                              -             -         1,524           531              -          2,055
  Current portion of
  long-term borrowings                           -             -           798           452              -          1,250
TOTAL CURRENT LIABILITIES                   25,161       172,029       216,366        25,244       (116,324)       322,476
ACCRUED BENEFIT OBLIGATION                       -        51,076        23,278             -              -         74,354
LONG-TERM BORROWINGS                       397,271        75,078        87,669         6,945              -        566,963
CONVERTIBLE DEBENTURE                            -        96,719             -             -              -         96,719
RELATED PARTY BORROWINGS                         -       (72,681)       73,127      (115,437)       114,991              -
DEFERRED TAX LIABILITIES                         -             -        64,355             -              -         64,355
OTHER LIABILITIES                                -            53        45,778             -              -         45,831
TOTAL LIABILITIES                          422,432       322,274       510,573       (83,248)        (1,333)     1,170,698

SHAREHOLDERS' EQUITY

  Capital Stock                             61,109       727,862       951,354       317,220     (1,509,944)       547,601
  Retained earnings
  (accumulated deficit)                    (16,987)       11,242       (33,584)       20,183           (266)       (19,412)
  Cumulative translation adjustment         (9,631)      (37,944)       44,419       (17,433)        43,910         23,321
TOTAL SHAREHOLDERS' EQUITY                  34,491       701,160       962,189       319,970     (1,466,300)       551,510
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                 $   456,923   $ 1,023,434   $ 1,472,762   $   236,722   $ (1,467,633)  $  1,722,208

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET - DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                             GUSAP     CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents              $         -   $     9,118   $     2,161   $     5,082   $         -   $    16,361
  Accounts receivable, net                         -        25,950       129,113        21,480        (3,798)      172,745
  Inventories                                      -        47,883       281,879        21,797          (159)      351,400
  Deferred tax assets                              -        32,019       (57,001)       36,399             -        11,417
  Other current assets                             -             -         2,923            74             -         2,997
TOTAL CURRENT ASSETS                               -       114,970       359,075        84,832        (3,957)      554,920
PROPERTY, PLANT AND EQUIPMENT                      -       100,040       656,939       141,616           353       898,948
INVESTMENT IN SUBSIDIARIES                    94,208             -         8,356          (562)     (102,002)
GOODWILL                                           -             -       109,687         4,687             -       114,374
DEFERRED FINANCING COSTS                           -             -         2,514             -             -         2,514
DEFERRED TAX ASSETS                                -         6,033             -             -             -         6,033
OTHER ASSETS                                   1,201          (440)         (159)           43             -           645
TOTAL ASSETS                             $    95,409   $   220,603   $ 1,136,412   $   230,616   $  (105,606)  $ 1,577,434

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                       $         -   $    30,298   $   121,968   $    22,445   $    (4,377)  $   170,334
  Accrued salaries, wages
  and employee benefits                            -         4,436        19,360         3,546             -        27,342
  Other current liabilities                     (837)        1,939        42,110            55             -        43,267
  Interest payable                               145         1,497         1,723            30             -         3,395
  Bank indebtedness                                -        24,880        (7,185)        5,684             -        23,379
  Current portion of
  long-term borrowings                        14,501             -        68,906           535             -        83,942
TOTAL CURRENT LIABILITIES                     13,809        63,050       246,882        32,295        (4,377)      351,659
LONG TERM BORROWINGS,
LESS CURRENT PORTION                          35,500       146,967       222,804         6,562             -       411,833
CONVERTIBLE DEBENTURES                             -        79,134             -             -             -        79,134
RELATED PARTY BORROWINGS                      23,398             -       (23,398)            -             -             -
ACCRUED BENEFIT OBLIGATION                         -             -        70,166             -             -        70,166
OTHER LIABILITIES                                  -        13,099        16,076             -             -        29,175
DEFERRED TAX LIABILITIES                           -             -        87,616           222           353        88,191
MINORITY INTEREST                                  -             -        33,312             -             -        33,312
TOTAL LIABILITIES                             72,707       302,250       653,458        39,079        (4,024)    1,063,470

SHAREHOLDERS' EQUITY

  Capital stock                               22,385       (81,647)      483,473       190,610      (101,421)      513,400
  Retained earnings
  (accumulated deficit)                          317             -           246           927          (161)        1,329
  Cumulative translation  adjustment               -             -          (765)            -             -          (765)
TOTAL SHAREHOLDERS' EQUITY                    22,702       (81,647)      482,954       191,537      (101,582)      513,964
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                     $    95,409   $   220,603   $ 1,136,412   $   230,616   $  (105,606)  $ 1,577,434

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)

                                                           GERDAU
                                                         AMERISTEEL                     NON-
                                              GUSAP      CORPORATION   GUARANTORS    GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                           -----------   -----------   -----------   -----------   ------------   ------------
OPERATING ACTIVITIES
Net (loss) income                          $   (17,305)  $    (8,551)  $   (14,036)  $    19,256   $       (105)  $    (20,741)
Adjustment to reconcile net income
(loss) to net cash provided by
(used for) operating activities:
  Depreciation                                       -        14,534        58,814         9,904              -         83,252
  Amortization                                   2,094         5,321        (1,134)       (1,617)             -          4,664
  Deferred income taxes                              -        (6,582)      (15,939)         (198)             -        (22,719)
  Loss on disposition of
  property, plant and equipment                      -             -           192             -              -            192
  Foreign exchange on
  related party loans                            4,707         2,534             -             -              -          7,241
Changes in operating assets
and liabilities, net of acquisitions:
  Accounts receivable                                -        (1,311)      (39,365)      (10,396)             -        (51,072)
  Inventories                                        -           593         1,711        (2,567)             -           (263)
  Other assets                                   1,201        (3,246)       (4,481)          472              -         (6,054)
  Liabilities                                   20,400        33,728        (8,892)        4,156              -         49,392
Intercompany                                         -       129,449       (88,555)        2,667        (43,561)             -
NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                            11,097       166,469      (111,685)       21,677        (43,666)        43,892

INVESTING ACTIVITIES

Investments                                   (362,715)     (840,572)     (682,795)     (108,024)     1,994,106              -
Additions to property,
plant and equipment                                  -        (7,979)      (47,172)       (4,052)             -        (59,203)
Proceeds from dispositions                           -             -         2,643             -              -          2,643
NET CASH USED IN INVESTING ACTIVITIES         (362,715)     (848,551)     (727,324)     (112,076)     1,994,106        (56,560)

FINANCING ACTIVITIES

  Term debt payments                                 -             -        (9,395)            -              -         (9,395)
  Proceeds from issuance of new debt           357,941       (61,281)     (191,321)            -        437,018        542,357
  (Payment) borrowing of short-term
  and long-term borrowings, net                      -      (110,567)      (49,122)       (6,658)      (343,706)      (510,053)
  Increase in related party loans              (34,069)      (21,096)      222,827      (119,022)       (48,640)             -
  Additions to deferred  financing costs       (10,977)            -        (4,662)            -              -        (15,639)
  Issuance of common stock                      38,723       869,228       874,551       212,610     (1,995,112)             -
  Changes in minority interest                       -             -          (217)            -              -           (217)
  Subsidiary stock activity                          -             -             -             -              -              -
NET CASH (USED FOR)PROVIDED BY
FINANCING ACTIVITIES                           351,618       676,284       842,661        86,930     (1,950,440)         7,053
Effect of exchange rate changes                      -          (287)            -             -              -           (287)
(DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS                            -        (6,085)        3,652        (3,469)             -         (5,902)
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                               -         9,118         2,161         5,082              -         16,361
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                           $         -   $     3,033   $     5,813   $     1,613   $          -   $     10,459

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
OPERATING ACTIVITIES
Net (loss) income                        $     7,098   $      (743)  $     2,633   $     4,158   $     (2,014)  $     11,132
Adjustment to reconcile net income
(loss) to net cash provided by (used
for) operating activities:
  Depreciation                                     -         1,576        52,782         4,242             83         58,683
  Amortization                                     -             -         1,167             5              -          1,172
  Deferred income taxes                            -        (1,518)      (10,017)        1,268           (161)       (10,428)
  Loss on disposition of
  property, plant and equipment                    -             -         1,044             -              -          1,044
  Unrealized foreign exchange
  on related party loans                           -             -           436             -              -            436
  Changes in operating assets
  and liabilities, net of acquisitions:
  Accounts receivable                              -        16,125           878           874          3,556         21,433
  Inventories                                      -        (3,535)      (15,261)          794             11        (17,991)
  Other assets                                   705        (4,410)       (5,544)          188              -         (9,061)
  Liabilities                                  2,739        (3,710)      (13,140)       (5,156)        (3,085)       (22,352)
NET CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES                          10,542         3,785        14,978         6,373         (1,610)        34,068

INVESTING ACTIVITIES

  Additions to property,
  plant and equipment                              -          (265)      (34,620)        1,325             78        (33,482)
  Purchase price for acquisitions                  -             -        (6,856)            -              -         (6,856)
  Cash acquired in acquisition                     -         1,688           131        16,646              -         18,465
  Proceeds from dispositions                       -             -           489             -              -            489
NET CASH USED IN INVESTING ACTIVITIES              -         1,423       (40,856)       17,971             78        (21,384)

FINANCING ACTIVITIES

  Term debt payments                            (466)            -       (29,037)            -              -        (29,503)
  Revolving credit
  borrowings (payments)                            -         3,910        39,344       (15,981)             -         27,273
  Increase in related
  party loans                               (137,363)            -       139,113        (1,750)             -
  Additions to deferred
  financing costs                                  -             -           705             -              -            705
  Changes in minority interest                     -             -         2,678             -              -          2,678
  Issuance of common stock                   127,287             -      (127,287)       (1,532)         1,532
  Subsidiary stock activity                        -             -          (187)            -              -           (187)
  Dividends paid                                   -             -        (2,181)            -              -         (2,181)
NET CASH (USED FOR) PROVIDED BY
FINANCING ACTIVITIES                         (10,542)        3,910        23,148       (19,263)         1,532         (1,215)
EFFECT OF EXCHANGE RATE CHANGES                    -             -          (195)            -              -           (195)
(DECREASE) INCREASE IN
CASH AND CASH EQUIVALENTS                          -         9,118        (2,925)        5,081              -         11,274
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD                             -             -         5,086             1              -          5,087
CASH AND CASH EQUIVALENTS
AT END OF PERIOD                         $         -   $     9,118   $     2,161   $     5,082   $          -   $     16,361

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------   -----------   ----------    ------------  ------------

NET SALES                                          -   $   349,728   $ 1,342,731   $   240,887   $     (5,507)  $  1,927,839
OPERATING EXPENSES
Cost of sales                                      -       319,105     1,232,543       213,744         (5,514)     1,759,878
Selling and administrative               $         3        13,088        67,453         6,591            112         87,247
Depreciation                                       -        14,534        58,814         9,904              -         83,252
Other operating expense                            -        (3,671)        2,242           185              -         (1,244)
                                                   3       343,056     1,361,052       230,424         (5,402)     1,929,133

INCOME (LOSS) FROM OPERATIONS                     (3)        6,672       (18,321)       10,463          (105)        (1,294)
Amortization of deferred
financing costs                                2,094         5,321        (1,134)       (1,617)             -          4,664
Foreign Exchange                              (8,402)        1,613         7,424            91              -            726
Interest                                      23,539        20,976        14,677        (9,643)             -         49,549
                                              17,231        27,910        20,967       (11,169)             -         54,939

(LOSS) INCOME BEFORE TAXES                   (17,234)      (21,238)      (39,288)       21,632           (105)       (56,233)
INCOME TAX (BENEFIT) EXPENSE                      71        (9,067)      (28,655)        2,376              -        (35,275)
(LOSS) INCOME BEFORE MINORITY INTEREST       (17,305)      (12,171)      (10,633)       19,256           (105)       (20,958)
STOCK DIVIDENDS                                    -        (3,620)        3,620             -              -              -
MINORITY INTEREST                                  -             -           217             -              -            217
NET (LOSS) INCOME                        $   (17,305)  $    (8,551)  $   (14,036)  $    19,256   $       (105)  $    (20,741)

                                            Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)

                                                         GERDAU
                                                       AMERISTEEL                     NON-
                                            GUSAP      CORPORATION    GUARANTORS   GUARANTORS    ELIMINATIONS  CONSOLIDATED
                                         -----------   -----------    ----------   ----------    ------------  ------------
NET SALES                                          -   $    40,547   $   937,612   $    64,353   $     (6,457)  $  1,036,055
OPERATING EXPENSES
  Cost of sales                                    -        38,777       784,516        50,245         (6,447)       867,091
  Selling and administrative             $       725         1,591        57,570         2,288             (1)        62,173
  Depreciation                                     -         1,576        52,782         4,242             83         58,683
  Other operating expense                    (17,385)            -        12,300            13              -         (5,072)
                                             (16,660)       41,944       907,168        56,788         (6,365)       982,875

INCOME (LOSS) FROM OPERATIONS                 16,660        (1,397)       30,444         7,565            (92)        53,180
OTHER EXPENSES
  Interest                                     8,304         1,918        25,082         1,289          2,005         38,598
  Foreign exchange (gains) losses                  -             -           230             -              -            230
  Amortization of
  deferred financing costs                         -             -         1,167             5              -          1,172
                                               8,304         1,918        26,479         1,294          2,005         40,000

(LOSS) INCOME BEFORE TAXES                     8,356        (3,315)        3,965         6,271         (2,097)        13,180
INCOME TAX (BENEFIT) EXPENSE                   1,258        (2,572)         (375)        2,113            (83)           341
(LOSS) INCOME BEFORE MINORITY INTEREST         7,098          (743)        4,340         4,158         (2,014)        12,839
MINORITY INTEREST                                  -             -        (1,707)            -              -         (1,707)
NET (LOSS) INCOME                        $     7,098   $      (743)  $     2,633   $     4,158   $     (2,014)  $     11,132

Annual Report 2003 Gerdau Ameristeel

GERDAU AMERISTEEL CORPORATION - NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ IN THOUSANDS)

NOTE 19 - SUBSEQUENT EVENTS

The Company completed the exchange of its $405 million Senior Notes on January 23, 2004. The exchanged notes have substantially the same form and terms as the original outstanding notes that were offered in a private placement in the June 2003 refinancing. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees have been registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

During the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A.

In March 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.0 million. The transaction was accounted for as a business combination.

                                            Annual Report 2003 Gerdau Ameristeel

          COMMENTS BY AUDITORS FOR UNITED STATES OF AMERICA READERS ON
                  CANADA - UNITED STATES REPORTING DIFFERENCES


Our audits of the consolidated financial statements referred to in our report dated March 12, 2004 relating to the consolidated financial statements of Gerdau Ameristeel Corporation, included audits of the Schedule of Differences Between Canadian and United States Generally Accepted Accounting Principles filed as part of this Annual Report on Form 40-F. In our opinion, the information presented in the schedule is presented fairly, in all material respects, when read in conjunction with the related consolidated financial statements.



/s/ PricewaterhouseCoopers LLP

Tampa, Florida
March 12, 2004

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The most significant differences between Canadian and United States GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for pensions, derivative instruments and the reporting of comprehensive income.

The following table reconciles the consolidated statements of earnings (loss) as reported under Canadian GAAP with those that would have been reported under United States GAAP:

YEAR ENDED DECEMBER 31                                   2003           2002
--------------------------------------------------    -----------    ----------

NET (LOSS) INCOME -- CANADIAN GAAP ...............    $  (20,741)    $   11,132
Adjustment to purchase price allocation
  relating to differences under US GAAP(a) .......        (2,600)          (451)
Changes in fair value of interest rate
  derivatives (c) ................................        (3,354)           368
                                                      ----------     ----------
NET (LOSS) INCOME -- UNITED STATES GAAP ..........    $  (26,695)    $   11,049
                                                      ==========     ==========
OTHER COMPREHENSIVE INCOME (LOSS):
  Derivative gain (loss) (c) .....................         3,466         (2,310)
  Minimum unfunded pension liability (d) .........         5,357        (16,309)
  Foreign currency translation adjustment (b) ....        24,085            179
                                                      ----------     ----------
OTHER COMPREHENSIVE INCOME (LOSS) -- UNITED
  STATES GAAP ....................................        32,908        (18,440)
                                                      ----------     ----------
COMPREHENSIVE INCOME (LOSS) -- UNITED STATES
  GAAP ...........................................    $    6,213     $   (7,391)
                                                      ==========     ==========
Net (loss) earnings per share -- United States
  GAAP
  Basic ..........................................    $    (0.04)    $     0.08
  Diluted ........................................    $    (0.04)    $     0.08
                                                      ==========     ==========


(a)  Adjustment to Purchase Price Allocation Relating to differences under US
     GAAP

     Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under US GAAP, joint ventures are accounted for under the equity method. Under an accommodation of the US Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to US GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

     Because of the different treatment of joint ventures between Canadian GAAP and US GAAP as well as a difference in the treatment for accounting for convertible debentures, a permanent difference results in the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under US GAAP, the negative goodwill is allocated to both property, plant and equipment and to investment in subsidiary. As a result, there is a difference in depreciation expense. Additionally, due to the difference in accounting treatment for convertible debentures at the time of purchase, there is a difference in interest expense.

(b)  Comprehensive Income

     United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses.

(c)  Derivative Instruments

     The Company has interest rate swap agreements. Under US GAAP, unrealized gains and losses on the mark-to-market valuation of the swaps may be subject to hedge treatment under SFAS No. 133 whereby all or a portion of the mark-to-market gain or loss is recorded to other comprehensive income and the swap recorded at fair value. Any ineffective portion is recorded against income.

(d)  Accumulated unfunded pension liability

     Under U.S. GAAP, the Company should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and US GAAP:

                                                CANADIAN GAAP         UNITED STATES GAAP
                                             -------------------     -------------------
DECEMBER 31,                                  2003        2002        2003        2002
------------                                 -------     -------     -------    --------
                                                $           $          $            $

ASSETS
  Current assets ........................    655,125     554,920     601,988     518,144
  Property, plant & equipment ...........    919,207     898,948     795,062     765,644
  Goodwill ..............................    116,564     114,674     116,564     114,374
  Other assets ..........................     31,312       9,192     163,494     121,595

LIABILITIES
  Current liabilities (excl indebtedness)    319,171     244,338     296,482     222,471
  Current portion of long-term debt .....      3,305     107,321       2,774     101,090
  Long-term debt & related party debt ...    663,682     490,967     641,005     463,423
  Other long-term liabilities ...........    120,185      99,341     138,169     132,894
  Deferred income taxes .................     64,355      88,191      65,072      73,375
  Minority interest .....................         --      33,312          --      33,312

SHAREHOLDERS' EQUITY
  Invested capital ......................    547,601     513,400     547,601     513,400
  Retained earnings (deficit) ...........    (19,412)      1,329     (25,816)        879
  Cumulative translation adjustment .....     23,321        (765)         --          --
  Other comprehensive income ............         --          --      11,821     (21,087)


Changes in shareholders' equity under US GAAP were as follows:

YEAR ENDED DECEMBER 31,                                 2003           2002
-----------------------                               --------       --------
                                                          $             $
Shareholders' equity at beginning of year ........     493,192         47,728
Net (loss) earnings ..............................     (26,695)        11,049
Subsidiary stock activity ........................          --           (187)
Minority interest exchange .......................      34,201             --
Debt converted to equity .........................          --        325,948
Acquisition ......................................          --        129,275
Foreign currency translation adjustment ..........      24,085            179
Other comprehensive income (loss) ................       8,823        (18,619)
Dividends ........................................          --         (2,181)
                                                      --------       --------
Shareholders' equity at end of year ..............     533,606        493,192
                                                      ========       ========


The difference in consolidated shareholders' equity may be reconciled as follows:


YEAR ENDED DECEMBER 31,                                    2003         2002
-----------------------                                  --------    --------
                                                             $           $
Shareholders' equity based on Canadian GAAP .........     551,510     513,964
                                                         --------    --------
US GAAP  purchase price adjustments .................      (3,051)       (451)
Accumulated unfunded pension ........................     (11,499)    (16,856)
Unrealized losses on interest rate derivatives ......      (3,354)     (3,465)
                                                         --------    --------
Cumulative reduction in net earnings under US GAAP ..     (17,904)    (20,772)
                                                         --------    --------
Shareholders' equity based on US GAAP ...............     533,606     493,192
                                                         ========    ========


There are no significant differences with respect to the consolidated statement of cash flows between US GAAP and Canadian GAAP.

                              ADDITIONAL DISCLOSURE

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.

(a)   CERTIFICATIONS. See Exhibits 99.1 and 99.2 to this Annual Report on Form
      40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

      It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2003, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of directors has determined that J. Spencer Lanthier, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

CODE OF ETHICS.

The registrant is currently preparing a "code of ethics" (as that term is defined in Form 40-F), but such code has not yet been completed. When it is completed, the code of ethics will be available for viewing on the registrant's website at www.gerdauameristeel.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information about the fees billed to the registrant for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2002 and 2003:

(US$)                                              2002                  2003
                                                ----------            ----------
Audit Fees                                      $  630,000            $1,057,000
Audit-Related Fees                                 117,000               100,000
Tax Fees                                           150,000               277,000
All Other Fees                                          --                    --
                                                ----------            ----------
Total                                           $  897,000            $1,434,000
                                                ==========            ==========


Audit fees for 2002 and 2003 were for professional services rendered for the audits of the consolidated financial statements of the registrant, quarterly reviews of the consolidated financial statements included in our quarterly filings, consents, comfort letters, registration statements and private offerings, and statutory audits of subsidiary financial statements.

Audit related fees for 2002 and 2003 were employee benefit plan audits and consulting on accounting standards and transactions.

Tax fees for 2002 and 2003 were for services related to tax compliance, assistance with tax audits and inquiries and tax planning services.

PRE-APPROVAL POLICIES AND PROCEDURES.

(a)   All 2003 fees were approved in advance by the audit committee.

(b) Of the fees for 2003 reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services", none of the fees billed by PricewaterhouseCoopers LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS.

The registrant does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

                                                               PAYMENT DUE BY PERIOD
                                         ----------------------------------------------------------------
                                                       LESS THAN                                 MORE THAN
CONTRACTUAL OBLIGATIONS                    TOTAL        1 YEAR       1-3 YEARS     3-5 YEARS      5 YEARS
-----------------------                    -----        ------       ---------     ---------      -------
Long-Term Debt Obligations (1)           $565,635      $  2,973      $  4,795      $136,679      $421,188
Capital (Finance) Lease Obligations      $  1,328      $    332      $    664      $    332
Operating Lease Obligations (2)          $ 75,540      $ 11,403      $ 17,692      $ 12,043      $ 34,402
Purchase Obligations (3)                 $ 37,150      $ 37,150
Pension Funding Obligations (4)            20,152        20,152
                                         --------      --------
Total                                    $699,805      $ 72,010      $ 23,151      $149,054      $455,590

(1) Total amounts are included in the December 31,2003 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2004.

(3) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(4) Pension funding obligations are included only for 2004 as the amount of funding obligations beyond the next year are not yet determinable.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    UNDERTAKING.

      The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    CONSENT TO SERVICE OF PROCESS.

      The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

      Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2004.

                                          GERDAU AMERISTEEL CORPORATION

                                          By:    /s/ Phillip E. Casey
                                              --------------------------
                                          Name:  Phillip E. Casey
                                          Title: Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------
99.1     Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or
         15d-14 of the Securities Exchange Act of 1934

99.2     Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or
         15d-14 of the Securities Exchange Act of 1934

99.3     Section 1350 Certification of Chief Executive Officer

99.4     Section 1350 Certification of Chief Financial Officer

99.5     Consent of PricewaterhouseCoopers LLP