Form 40-F
period 2004-12-31
GERDAU AMERISTEEL CORP
filed 2005-03-31
CIK 1203748

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

For the fiscal year ended December 31, 2004   Commission file number: 333-101591

                          GERDAU AMERISTEEL CORPORATION
             (Exact name of registrant as specified in its charter)

             ONTARIO                                3312                          59-0792436
(Province or other jurisdiction of      (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)       Classification Code Number (if     Identification Number (if
                                                applicable))                     Applicable))

                             5100 WEST LEMON STREET
                              TAMPA, FLORIDA 33629
                                 (813) 286-8383
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                PHILLIP E. CASEY
                             CHIEF EXECUTIVE OFFICER
                         GERDAU, AMERISTEEL CORPORATION
                             5100 WEST LEMON STREET
                              TAMPA, FLORIDA 33629
                                 (813) 286-8383
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

      TITLE OF EACH CLASS              NAME OF EXCHANGE WHICH REGISTERED
      -------------------              ---------------------------------
         COMMON STOCK                      NEW YORK STOCK EXCHANGE

              Securities registered or to be registered pursuant to
                         Section 12(g) of the Act: NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
               of the Act. SENIOR NOTES DUE 2011 AND COMMON STOCK

For annual reports, indicate by check mark the information filed with this Form:
   [X] Annual Information Form         [X] Audited Annual Financial Statements

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 304,028,122

      Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                             Yes [ ]      No [X]

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                             Yes [X]      No [ ]

                                    FORM 40-F

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

      (a)   Renewal Annual Information Form dated March 25, 2005

      (b) Management's Discussion and Analysis for the fiscal year ended December 31, 2004; and

      (c) Consolidated Audited Financial Statements for the fiscal year ended December 31, 2004.

                          GERDAU AMERISTEEL CORPORATION

                         RENEWAL ANNUAL INFORMATION FORM

                                 MARCH 25, 2005

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS................................................     1
REPORTING CURRENCY AND FINANCIAL INFORMATION..............................     3
OVERVIEW..................................................................     3
CORPORATE STRUCTURE.......................................................     8
   Name and Incorporation.................................................     8
   Operating Structure....................................................    10
GENERAL DEVELOPMENT OF THE BUSINESS.......................................    11
   History................................................................    11
   Industry and Trends....................................................    16
NARRATIVE DESCRIPTION OF THE BUSINESS.....................................    19
   Minimills..............................................................    19
      BEAUMONT MILL, TEXAS................................................    23
      CALVERT CITY MILL, KENTUCKY.........................................    24
      CAMBRIDGE MILL, ONTARIO.............................................    24
      CARTERSVILLE MILL, GEORGIA..........................................    25
      CHARLOTTE MILL, NORTH CAROLINA......................................    26
      JACKSON MILL, TENNESSEE.............................................    26
      JACKSONVILLE MILL, FLORIDA..........................................    27
      KNOXVILLE MILL, TENNESSEE...........................................    28
      MANITOBA MILL, MANITOBA.............................................    28
      PERTH AMBOY MILL, NEW JERSEY........................................    30
      ST. PAUL MILL, MINNESOTA............................................    30
      SAYREVILLE MILL, NEW JERSEY.........................................    31
      WILTON MILL, IOWA...................................................    31
      WHITBY MILL, ONTARIO................................................    32
      GALLATIN MILL, KENTUCKY.............................................    32
      DEPOTS..............................................................    33
   Downstream Operations..................................................    34
      RAILROAD SPIKE OPERATIONS...........................................    34
      COLD DRAWN OPERATIONS...............................................    35
      SUPER LIGHT BEAM PROCESSING AND ELEVATOR GUIDE RAILS................    35
      GRINDING BALL OPERATIONS............................................    36
      REBAR FABRICATION...................................................    37
      WIRE DRAWING........................................................    40
   Joint Ventures.........................................................    41
   Other Properties.......................................................    42
   Products...............................................................    44
      MERCHANT BARS/SPECIAL SECTIONS/SPECIAL BAR QUALITY..................    45
      STOCK REBAR.........................................................    47
      ROD.................................................................    47
      FLAT ROLLED STEEL...................................................    48
      FABRICATED STEEL....................................................    48
      BILLETS.............................................................    50
   Marketing..............................................................    50
   Competition............................................................    54
      LOCAL COMPETITION...................................................    54
      FOREIGN COMPETITION.................................................    56
      COMPETITIVE STRENGTHS...............................................    59
RISK FACTORS..............................................................    63
   Excess Global Capacity.................................................    63
   Cyclical and Seasonal Nature of the Business...........................    63
   Cost of Scrap, Energy and Other Raw Materials..........................    64
   Imports of Steel into North America....................................    66
   Capital Investment and Maintenance.....................................    67

   Unexpected Equipment Failure...........................................    67
   Indebtedness...........................................................    68
   Bankruptcy Protection..................................................    68
   Environmental and Occupational Health and Safety Laws..................    69
   Pension Plans..........................................................    71
   Collective Bargaining Agreements.......................................    71
   Senior Management......................................................    73
   Joint Ventures.........................................................    74
   Foreign Operations Risk................................................    74
ENVIRONMENTAL AND REGULATORY MATTERS......................................    75
EMPLOYEES.................................................................    81
MANAGEMENT'S DISCUSSION AND ANALYSIS......................................    82
MARKET FOR SECURITIES.....................................................    82
DIVIDENDS.................................................................    85
DIRECTORS AND OFFICERS....................................................    85
   Share Ownership........................................................    97
DIRECTOR INDEPENDENCE.....................................................    98
PRESIDING DIRECTOR AT MEETINGS............................................    99
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS...............................    99
CORPORATE GOVERNANCE......................................................   100
BOARD COMMITTEE MANDATES..................................................   101
LEGAL PROCEEDINGS.........................................................   102
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS................   103
AUDITOR, TRANSFER AGENT AND REGISTRAR.....................................   105
AUDIT FEES................................................................   105
AUDIT COMMITTEE...........................................................   107
STANDARDS OF BUSINESS CONDUCT.............................................   111
MATERIAL CONTRACTS........................................................   111
SIGNIFICANT ACQUISITIONS..................................................   114
ADDITIONAL INFORMATION....................................................   115
      SCHEDULE A - SUBSIDIARIES...........................................   118
      SCHEDULE B - AUDIT COMMITTEE CHARTER................................   120
      SCHEDULE C - WHISTLE BLOWER POLICY..................................   121

As used in this document, unless the context otherwise requires, (i) the "Company" and "Gerdau Ameristeel" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, (ii) "Ameristeel" refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), (iii) "Gerdau North America" refers to the North American operations of Gerdau S.A., on or before October 23, 2002, and (iv) "we", "us" and "our" refers to the Company and its subsidiaries and 50% owned joint ventures. Unless otherwise indicated, all information in this Annual Information Form is given as of March 25, 2005.

FORWARD-LOOKING STATEMENTS

          Some statements included in this Annual Information Form constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words "anticipate," "intend," "believe," "estimate," "plan," "seek," "project," "expect," "may," "will," or "should" and similar expressions, as they relate to us or our management, often identify forward-looking statements. Forward-looking statements may also be included in various filings that we make with Canadian securities regulatory authorities and the SEC.

          These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward-looking statements are not a guarantee of performance, and you should not place undue reliance on these statements. Forward-looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur, including the risk factors discussed in greater detail under the heading "Risk Factors".

          Any forward-looking statements that we make in this Annual Information Form speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

REPORTING CURRENCY AND FINANCIAL INFORMATION

          In this Annual Information Form, references to "dollars" and "$" are to United States dollars. For reporting purposes, the Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Effective January 1, 2004, the Company reports financial results under U.S. GAAP. Prior period results were originally presented in accordance with Canadian GAAP, and also under U.S. GAAP for comparative purposes. The Company's financial statements presented in accordance with Canadian GAAP are available on SEDAR at www.sedar.com.

OVERVIEW

          Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 mills (including one 50% owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing.

          The Company's operations are segmented into two operating divisions, minimills and downstream operations.

     Minimills. Gerdau Ameristeel owns and operates eleven mills in the United States (including the four former North Star Steel long steel product minimills acquired on November 1, 2004 from Cargill, Incorporated, located in St. Paul, Minnesota, Wilton, Iowa, Calvert City, Kentucky and Beaumont, Texas) and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod
(rod), and flat rolled sheet. For the year ended December 31, 2004, shipments were approximately 5.9 million tons of mill finished steel products. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Six of the mills are provided with scrap by an internal network of 16 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills' primary raw material.

     Downstream operations. The Company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2004, downstream shipments were 755,818 tons of processed steel products. The downstream operations consist of the following:

     - Rebar fabrication and epoxy coating -- Gerdau Ameristeel has one of the largest rebar fabricating and epoxy coating operations in North America, consisting of 29 rebar fabricating facilities (including the five rebar fabrication facilities and one epoxy coating facility acquired from Gate City Steel, Inc. and RJ Rebar, Inc. on December 10,
          2004) and two epoxy coating plants, servicing the concrete construction industry in the eastern half of the United States and Canada. The rebar facilities have the capacity to produce approximately 775,000 tons (including 150,000 tons of capacity at the six rebar fabrication facilities acquired from Gate City Steel, Inc. and RJ Rebar, Inc. on December 10, 2004) of fabricated and epoxy coated rebar per year. The fabricating facilities purchase the majority of their rebar requirements from the Company's mills, at market prices, and cut and bend it to meet our customers' engineering, architectural and other end-product specifications. The epoxy coating plants apply epoxy coating to rebar for use in construction projects requiring rust resistant steel, including bridge and tunnel construction.

     - Railroad spike operations -- Gerdau Ameristeel has two railroad spike operations that forge steel square bars produced at the Charlotte mill into track spikes. The rail spike operations manufacture and distribute the spikes on an annual contract basis to the railroad industry throughout North America.

     - Cold drawn plants -- Gerdau Ameristeel has two cold drawn plants that process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn operations purchase approximately 40% of their raw material requirements from the Company's mills.

     - Super light beam processing and elevator guide rails -- Gerdau Ameristeel has downstream operations that process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers.

     - Wire mesh, collated nails, chain link fabric fencing and wire drawing -- Gerdau Ameristeel has four downstream operations that specialize in producing different wire end products (including the three North Star Steel wire rod processing facilities located in Beaumont, Texas, Carrollton, Texas and Memphis, Tennessee) acquired on November 1, 2004 from Cargill, Incorporated. The Atlas and Beaumont facilities focus on wire mesh and nails; the Memphis facility produces galvanized after weave (GAW) chain link fabric fencing; and the Carrollton facility produces mainly wire drawing and heat treating products.

     - Grinding balls - At the grinding ball facility located in Duluth, Minnesota acquired on November 1, 2004 from Cargill, Incorporated, Gerdau Ameristeel produces grinding balls from 1" through 3.5" diameter using forging machines. The raw material is supplied from the St. Paul mill. Grinding balls are used in milling and dispersion processes for various mineral mining operations.

CORPORATE STRUCTURE

NAME AND INCORPORATION

          Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Company is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel Inc. ("Co-Steel") on October 23, 2002. The registered office of the Company is located at Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. For 2004 and until approximately April 22, 2005, the executive office is located at 5100 West Lemon Street, Tampa, Florida, United States, 33609. Effective April 22, 2005, the executive office will be located at 4221 Boy Scout Blvd., Suite 600, Tampa, Florida, United States, 33607.

          Subsequent to incorporation, the following amendments to the Company's articles and constating documents were made:

          - December 27, 1985 - Co-Steel was amalgamated with its subsidiary, Lake Ontario Steel Company Limited;

          - June 10, 1986 - the name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the first preference shares) was reclassified and subdivided into two multiple voting shares and three subordinate voting shares;

          - December 31, 1993 - all of the outstanding multiple voting shares of the Company were automatically converted into subordinate voting shares;

          - April 27, 1994 - the subordinate voting shares were redesignated as the common shares of the Company (the "Common Shares");

          - December 31, 2000 - 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

          - October 23, 2002 - the name was changed to Gerdau Ameristeel Corporation;

          - May 6, 2003 - By-law No. A2, which amended the Company's general by-law, was approved by the Company's shareholders;

          - September 26, 2003 - Gerdau Ameristeel amalgamated with its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited.

OPERATING STRUCTURE

          Gerdau Ameristeel conducts its operations directly and indirectly through subsidiaries and joint ventures in Canada and the United States. The following chart shows Gerdau Ameristeel Corporation, our principal subsidiaries and joint ventures and their respective operations. Unless otherwise indicated, all entities are 100%-owned and are owned directly or indirectly through an intermediate holding company. "Schedule A" to this Annual Information Form lists all of the Company's subsidiaries, their jurisdiction of incorporation and the percentage of shares beneficially owned by the Company.

                                  (FLOW CHART)

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

          Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Uruguay, Argentina, and, through Gerdau Ameristeel, Canada and the United States. Gerdau S.A's history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top twenty steel companies in the world. Gerdau S.A. has approximately 48% market share of the long steel market in Brazil. The Gerdau group has global annual manufacturing capacity of 16.2 million short tons of mill-finished steel products, over 21,000 employees and total assets exceeding $7.0 billion. For the year ended December 31, 2004, Gerdau S.A. had approximately $7.0 billion in consolidated net sales and a market capitalization of over $5.0 billion.

          Over the last 14 years, Gerdau S.A. has increased its investments abroad, including its investments in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operated a minimill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc. (now Gerdau Ameristeel MRM Special Sections Inc.), which operated a minimill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four minimills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia, expanding Ameristeel's structural bar size range and adding beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies' cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.

          In October 2002, the majority shareholder of Gerdau S.A.'s North American operations, referred to as Gerdau North America, acquired Co-Steel. Co-Steel was a Canadian public company that owned and operated three minimills, participated in a 50/50 joint venture that ran a fourth minimill in Kentucky and was a major participant in the sourcing, trading and processing of scrap metal in the northeastern North American market. Through the combination, Co-Steel acquired all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares and changed its name to Gerdau Ameristeel Corporation. Under reverse-take-over accounting, Gerdau North America was deemed to be the acquirer and was assumed to have purchased the assets and liabilities of Co-Steel.

          In December 2002, Ameristeel was an 87%-owned subsidiary. In March 2003, the Company effected an exchange, referred to as the minority exchange, in which Gerdau Ameristeel acquired the shares of Ameristeel not previously owned by using newly-issued common shares, making Ameristeel a wholly-owned subsidiary. Following the transaction with Co-Steel and the acquisition of the shares of Ameristeel, Gerdau S.A. indirectly held approximately 69% of the Company's Common Shares.

          In June 2003, the Company refinanced most of its outstanding debt by issuing $405 million of 10 3/8% Senior Notes due 2011 and entering into a $350 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the completion of the refinancing, the Company reorganized its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group.

          In March 2004, the Company completed the asset acquisition of downstream operations of Potter Form & Tie Company. The acquisition of Potter Form & Tie locations not only extended product lines coverage but also expanded market coverage into the midwest U.S.

          In April 2004, the Company issued and sold 26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.'s ownership to approximately 72% of Common Shares then outstanding.

          In October 2004, the Company completed an equity offering of 70,000,000 Common Shares in Canada and the United States. In November 2004, an additional 8,762,000 Common Shares were issued upon exercise by the underwriters of an over-allotment option. Of the aggregate 78,762,000 Common Shares issued, 39,381,000 were purchased by Gerdau S.A. Pursuant to the completion of the offering, Gerdau S.A. owns approximately 67.0% of the Company's Common Shares. The proceeds of this offering of approximately $370 million were mainly used to fund the acquisition of the North Star Steel assets from Cargill, Incorporated.

          In November 2004, the Company completed the acquisition of the North Star Steel assets from Cargill, Incorporated and certain of its subsidiaries, including land, fixed assets and working capital of four long steel product mills, four downstream operations and two recycling operations. The purchase price for the acquired assets was $318 million in cash plus the assumption of some debt and employee benefit obligations. This acquisition expanded the mill coverage into the midwest and southwest U.S. We expect to realize a number of benefits in connection with the acquisition of North Star Steel, including economies of scale, product and geographic diversification, increased production capacity and cost savings.

          In December 2004, the Company completed the acquisition of the fixed assets and working capital of the rebar fabrication and epoxy coating facilities of Gate City Steel, Inc. and RJ Rebar, Inc., resulting in the addition of six downstream facilities located in the midwest U.S., extending the Company's coverage and participation in this region.

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

          In response to these conditions, in March 2002, President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. The duties were imposed for a period of three years and were to decrease each year they were in effect. For flat rolled products and various merchant and special bar quality products, the tariff was set at 30%, 24% and 18% for the first, second and third year, respectively. For rebar products, the tariff was set at 15%, 12% and 9% for the first, second and third year, respectively. On November 10, 2003, the World Trade Organization
(WTO) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.

          The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation's acquisition of Birmingham Steel Corporation in December 2002 significantly consolidated the market. The Company's acquisition of the North Star Steel assets from Cargill, Incorporated in November 2004 contributed to this consolidation trend. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.

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

                                  (FLOW CHART)

          All of the mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Six of the Company's mills are vertically integrated with sixteen scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas.

          The table below presents information regarding the Company's mills, including the estimated annual production capacity and actual production for the year ended December 31, 2004. Annual melting and rolling capacities are based on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming eighteen days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer's design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

                                   Year Ended December 31, 2004
                            -----------------------------------------
                                 Melt Shop            Rolling Mill
                            (Thousands of tons)   (Thousands of Tons)
                            -------------------   -------------------
Beaumont, Texas                      850                  800
Calvert City, Kentucky                --                  325
Cambridge, Ontario                   360                  320
Cartersville, Georgia                860                  640
Charlotte, North Carolina            460                  350
Jackson, Tennessee                   670                  600
Jacksonville, Florida                640                  640
Knoxville, Tennessee                 550                  520
Manitoba, Manitoba                   385                  360
Perth Amboy, New Jersey              900                  800
St. Paul, Minnesota                  600                  550
Sayreville, New Jersey               800                  600
Whitby, Ontario                      960                  800
Wilton, Iowa                         350                  325
                                   -----                -----
Total Long Steel                   8,385                7,630
                                   -----                -----
Gallatin, Kentucky (50%)             750                  780
                                   -----                -----
Total                              9,135                8,410
                                   -----                -----

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

BEAUMONT MILL, TEXAS

          The Beaumont mill began operations in 1976 and was acquired from Cargill, Incorporated in November 2004. It is located on a 525 acre site on the Neches River in Beaumont, Texas, with barge load/unload facilities as well as rail service. It produces industrial quality rod products that are sold to customers in the construction, automotive, tire, fasteners, furniture and general manufacturing industries. The Beaumont mill has a 120-ton electric arc furnace, a ladle arc refining unit, a four-strand continuous caster, and a rod mill. The caster was rebuilt in February 2004.

CALVERT CITY MILL, KENTUCKY

          The Calvert City mill is a rolling mill facility which was acquired from Cargill, Incorporated in November 2004. It is located on a 357 acre site in Calvert City, Kentucky. Approximately 20% of the semi-finished billets rolled by the mill are sourced from third parties and the remainder from Gerdau Ameristeel's other mills. The Calvert City mill produces merchant bar, medium structural channel and beams. The Calvert City rolling mill consists of a 120-ton per hour reheat furnace, two high reversing roughers, six vertical and horizontal mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker.

CAMBRIDGE MILL, ONTARIO

          The Cambridge mill began operations in 1980. It is located on a 32 acre lot in Cambridge, Ontario, 60 miles west of Toronto. It produces merchant bar, special bar quality ("SBQ") products and rebar. Rebar produced at the Cambridge mill is sold primarily to fabricators and service centers in Canada. Approximately 75% of the Cambridge mill's production is merchant bar and special bar quality products. It generally produces smaller sizes in smaller production runs targeted to niche markets. The mill's melt shop was rebuilt in 1986 and includes a 45-ton electric arc furnace and a 3-strand continuous caster. The rolling mill was commissioned in 1987 and includes a 75-tons per hour reheat furnace, an 18 in-line stand rolling mill, a 256 foot cooling bed, an in-line cut-to-length shear, and a straightening, stacking, and bundling finishing end. In 2003 a new bag house was installed for the melt shop.

CARTERSVILLE MILL, GEORGIA

          The Cartersville mill began its melting operations in 1989 and its rolling operations in 1999. It is located on a 267 acre site in Cartersville, Georgia. In addition to a wide range of merchant bars, the mill produces structural shapes and beams. The mill's melt shop has a 140-ton electric arc furnace, a ladle refining station and a 6-strand billet caster. Construction of a 58,000 square foot finished product warehouse was completed in October 2003. In 2003 the melt shop introduced new oxygen injection technology, as well as current conductive arms.

CHARLOTTE MILL, NORTH CAROLINA

          The Charlotte mill began operations in 1961. It is located on a 112 acre site in Charlotte, North Carolina. It produces rebar and merchant bars that are sold primarily within the eastern seaboard states from Florida to Pennsylvania. The mill's melting equipment includes a 75-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle refining station and a 3-strand continuous caster. Charlotte's rolling mill includes an 80-tons per hour reheat furnace, 15 in-line mill stands, a 200-foot cooling bed, an in-line straightener and flying cut-to-length shear, and an automatic stacker for merchant bars and rebar. An upgrade to Charlotte's rolling mill electrical control system was completed in December 2003. A new rolling mill and finishing end control system was installed during 2004.

JACKSON MILL, TENNESSEE

          The Jackson mill began operations in 1981. It is located on a 283 acre site in Jackson, Tennessee. The Jackson mill is the Company's largest single producer of merchant bars and also produces some larger size rebar. The merchant bars are marketed primarily in the southeast and midwest U.S. The Jackson mill's melting equipment includes a 140-ton electric arc furnace and a 4-strand continuous billet caster. The rolling mill consists of a 120-tons per hour reheat furnace, 16 vertical and horizontal in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Jackson mill has a shredder which is used to process scrap purchased from third parties. A caster upgrade project at the Jackson mill was completed in December 2003. During 2004, the melt shop operations completed an upgrade in the caster and invested in a multi-point carbon injection system.

JACKSONVILLE MILL, FLORIDA

          The Jacksonville mill began operations in 1976. It is located on a 550 acre site in Jacksonville, Florida and produces rebar and rods. Straight rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, and coiled rebar is shipped throughout the eastern United States. The rod products are sold throughout the southeastern United States. Jacksonville's melting equipment consists of a 100-ton electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 90 tons per hour reheat furnace, a 16-stand, in-line horizontal rolling mill, a 10-stand rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils. 40% of the scrap needs of the Jacksonville mill is supplied by an on-site recycling facility operated by a division of OmniSource Corporation, solely for the benefit of the mill. In 2004, the rolling mill invested in a new cropping shear. Also in 2004, a new oxygen burner system upgrade was completed. During 2005, the Company intends to begin construction of a new melt shop that, when completed, will increase the Jacksonville mill's capacity by 200,000 tons and will also provide operational improvements in the steel-making process.

KNOXVILLE MILL, TENNESSEE

          The Knoxville mill began operations in its present location in 1903. It is located on a 52 acre site in Knoxville, Tennessee and produces almost exclusively rebar. The rebar is marketed throughout the southern and midwestern United States. Knoxville's melt shop completed a $34.5 million modernization in July 2000. The new facility includes a 95-ton electric arc furnace and a continuous scrap feeding and preheating system. The rolling mill consists of a 90-tons per hour reheat furnace, 17 in-line mill stands utilizing an in-line heat treating process, a cooling bed and a cut-to-length shear line. The rolling mill electrical control system was upgraded in April 2003.

MANITOBA MILL, MANITOBA

          The Manitoba mill began operations in 1917. It is located on a 529 acre site in Selkirk, Manitoba. It produces special sections, merchant bars and rebar. Approximately 15% of the Manitoba mill's production is rebar which is sold primarily to fabricators and service centers in Canada. Up to 15% of its production is merchant bars and structurals. In 2001, the Manitoba mill increased production capabilities to include flats with a width of more than 10 inches. Approximately 75% of the Manitoba mill's shipments are special sections sold to the earth moving, material handling and transportation industries. The Manitoba mill has a 65-ton electric arc furnace, a ladle refining station and a 3-strand continuous caster. The Manitoba mill operates two rolling mills. Rolling mill #1 has a 15-stand rolling mill. Rolling mill #2 includes two in-line stands, one horizontal and the other vertical, along with a cooling bed. The mill is vertically integrated with four scrap recycling facilities located in North Dakota that collect and/or process scrap for use by the mill and sale to third parties. The mill also has its own shredder, shears and rail car dismantling operations for processing scrap on site. The mill's scrap facilities can supply all of the mill's scrap requirements. However, depending on market conditions, the mill may from time to time purchase a portion of its scrap needs from third parties and sell some of its collected scrap to third parties.

PERTH AMBOY MILL, NEW JERSEY

          The Perth Amboy mill began operations in 1980. It is located on a 93 acre site in Perth Amboy, New Jersey. It produces industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries in the northeastern United States. The Perth Amboy mill has a 150-ton electric arc furnace, a ladle arc refining unit, a 5-strand continuous caster, and a rod mill. In 2004, the melt shop operations invested in a casting machine upgrade, and implemented a mill speed control and a rod mill finishing block.

ST. PAUL MILL, MINNESOTA

          The St. Paul mill began operations in 1967 and was acquired from Cargill, Incorporated in November 2004. It is located on a 188 acre site in central Minnesota. The St. Paul mill produces merchant bar quality and special bar quality round bars and rebar. St. Paul's melting equipment includes a 95-ton electric arc furnace and a multiple size, four strand continuous billet caster. The rolling mill consists of an 80-ton per hour reheat furnace, 14 in-line mill stands, four finishing mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and a semi-automatic stacker. The St. Paul facility has a shredder which is used to process raw scrap purchased from third parties and supplies the mill with a portion of its scrap raw material needs.

SAYREVILLE MILL, NEW JERSEY

          The Sayreville mill began operations in 1972 and revamped the melt shop and caster in 1997. It is located on a 117 acre site in Sayreville, New Jersey, 30 miles south of New York City. It primarily produces rebar, which is generally sold to fabricators in the northeastern United States. The Sayreville mill operates a 135-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle arc refining unit, a 6-strand continuous caster and a bar mill. In 2004, the rolling mill approved the purchase of a new reheat furnace to be completed by May 2005.

WILTON MILL, IOWA

          The Wilton mill began operations in 1976 and was acquired from Cargill, Incorporated in November 2004. It is located on a 167 acre site in Wilton, Iowa. The Wilton mill produces merchant bar, mostly flats and angles, and some rebar. The Wilton mill's melting equipment includes an 80-ton electric arc furnace and a three-strand continuous billet caster. The rolling mill consists of a 90-ton per hour reheat furnace, 14 in-line mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Wilton minimill has a scrap shredder facility which is used to process raw scrap purchased from third parties and supplies the mill with a portion of its scrap raw material needs.

WHITBY MILL, ONTARIO

          The Whitby mill began operations in 1964. It is located on a 350 acre site in Whitby, Ontario, 35 miles east of Toronto. It produces principally merchant bar, structural shapes and rebar. The Whitby mill has a 150-ton electric arc furnace, a ladle refining unit, a 5-strand continuous caster, a bar mill and a structural mill. The mill is vertically integrated with five scrap recycling facilities in southern Ontario that collect and/or process scrap for use by the mill and sale to third parties. 100% of the mill's scrap needs are supplied by its scrap recycling facilities. The electrical control system at the Whitby bar mill was upgraded in August 2003. A new 110,000 square foot warehouse is expected to be completed during the first quarter of 2005.

GALLATIN MILL, KENTUCKY

          The Gallatin mill began operations in 1995. It is a joint venture with Dofasco Inc. Gerdau Ameristeel owns 50% of Gallatin Steel. The mill is located in Gallatin County, Kentucky, 40 miles southwest of Cincinnati, Ohio on a 1,000-acre site owned by Gallatin Steel. It produces principally hot band rolled steel products that are used in the construction, automotive, appliance, machinery, equipment and packaging industries. The mill operates a direct current twin-shell 350-ton electric arc furnace with a ladle refining station and a thin slab caster. The rolling mill is a high-speed tandem rolling mill. Gallatin also operates a downstream cut-to-length operation.

DEPOTS

          The Company leases depots in Chicago, Illinois; North Jackson, Ohio; and Montreal, Quebec. The Montreal depot is scheduled to be decommissioned in March 2005. The Company owns a warehouse in Milton, Ontario, which the Company expects to sell upon completion of the new warehouse being built at the Whitby mill, which the Company expects to be completed in March 2005. Finished product is shipped by rail from several of the Company's mills to the depots, stored, then shipped to customers. The following table provides information on these facilities:

       LOCATION          ACREAGE   LEASE EXPIRATION
       --------          -------   ----------------
Milton, Ontario.......    32.27     Owned Property
Montreal, Quebec......     1.89      June 30, 2007
Chicago, Illinois.....     8.88      June 30, 2017
North Jackson, Ohio...    21.75       May 31, 2016

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

COLD DRAWN OPERATIONS

          Gerdau Ameristeel has two cold drawn plants. The Orrville, Ohio plant is a 45,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is leased by AmeriSteel Bright Bar, Inc., of which a subsidiary of the Company owns 80% and the remaining 20% is owned by members of the plant's management. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded the Company's cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, St. Paul, Cambridge and Cartersville mills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities.

SUPER LIGHT BEAM PROCESSING AND ELEVATOR GUIDE RAILS

          Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced at the Manitoba mill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2007. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley's facility is located on leased property in Winnipeg, Manitoba, near the Manitoba mill, and processes beams produced by that mill. Bradley's lease expires on September 30, 2008.

          SSS/MRM Guide Rail Inc., a 50%-joint venture with Monteferro S.p.A., processes the Manitoba mill's guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. Both the Steinbach and Birds Hill, Manitoba facilities are located on leased property, with the leases expiring in June 30, 2008 and May 31, 2007, respectively. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.

GRINDING BALL OPERATIONS

          The grinding ball facility began operations in 1977 and was acquired from Cargill, Incorporated in November 2004. The facility is located on 36.5 acre site in Duluth, Minnesota. The grinding ball facility has four production lines which produce approximately 100,000 tons per year of 1" through 3.5" diameter grinding balls using forging machines. The plant has automatic unscrambling, four induction heaters, four ball forgers, rounders and a quench tank. The raw material for this facility is supplied by the St. Paul minimill.

REBAR FABRICATION

          Gerdau Ameristeel operates one of North America's largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network, consisting of 21 rebar fabricating plants (including the six rebar fabrication facilities acquired from Gate City Steel, Inc. and RJ Rebar, Inc. on December 10, 2004) and three epoxy coating plants, services the concrete construction industry in the eastern half of the United States. The fabricating facilities cut and bend rebar to meet customers' engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville mills. The Company's rebar fabricating capacity is approximately 775,000 tons per year. Estimated capacity is based on best historical months of production, annualized. The following table shows the rebar fabricating plant locations and their approximate annual capacities:

                  REBAR FABRICATING PLANT (1)                    CAPACITY (TONS)
                  ---------------------------                    ---------------
Tampa, Florida................................................        45,000
Jacksonville, Florida.........................................        40,000
Ft. Lauderdale, Florida.......................................        40,000
Orlando, Florida..............................................        15,000
Charlotte, North Carolina.....................................        40,000
Raleigh, North Carolina.......................................        35,000
Atlanta, Georgia..............................................        40,000
Aiken, South Carolina.........................................        15,000
Knoxville, Tennessee..........................................        50,000
Nashville, Tennessee..........................................        35,000
Memphis, Tennessee............................................        20,000
Louisville, Kentucky..........................................        35,000
York, Pennsylvania............................................        60,000
Milton, Pennsylvania..........................................        15,000
Baltimore, Maryland...........................................        30,000
Belvidere, Illinois...........................................        30,000
Decatur, Illinois.............................................        15,000
Madison, Wisconsin............................................        20,000
Appleton, Wisconsin...........................................        20,000
Hamilton, Ohio................................................         9,000
Indianapolis, Indiana.........................................        30,000
Muncie, Indiana...............................................        35,000
Eldridge, Iowa................................................        20,000
Sterling, Illinois............................................        24,000
Birmingham, Alabama...........................................        48,000
Trussville, Alabama...........................................         9,000
                                                                     -------
Total.........................................................       775,000
                                                                     =======

(1) The Company also has a supply facility in Urbana, Illinois which is included in the rebar fabrication group.

          In addition to the fabricating plants listed above, the Company operates three epoxy coating plants that are located in Knoxville, Tennessee; Sayreville, New Jersey; and Muncie, Indiana. The Muncie, Indiana plant was recently added to our operations with the acquisition of Gate City Steel, Inc. and RJ Rebar, Inc. These facilities apply epoxy coating to fabricated rebar for rust applications, and have a combined annual coating capacity of approximately 180,000 tons.

WIRE DRAWING

          With the recent acquisition of the North Star Steel assets, the Company increased participation in this segment by adding three facilities located in Carrollton and Beaumont, Texas and Memphis, Tennessee.

NEW ORLEANS, LOUISIANA FACILITY

          The New Orleans facility, Atlas Steel & Wire, produces small-diameter drawn wire from coiled steel rod. The wire is then either manufactured into wire mesh for concrete pavement reinforcement or converted into collated nails for use in high-speed nail machines. The Company leases a 120,000 square foot facility on five acres of land in New Orleans, Louisiana. The lease was renewed on August 31, 2004 and renews annually, unless terminated by the Company.

BEAUMONT, TEXAS FACILITY

          The Beaumont wire mesh plant began operations in 1991 and was acquired from Cargill, Incorporated in November 2004. The facility is located in Beaumont, Texas and produces welded wire reinforcing mesh for slab on grade, tilt-up panels, pre-cast designs and state highway construction materials. The facility consists of four buildings totaling approximately 244,000 square feet on 13 acres of land.

CARROLLTON, TEXAS FACILITY

          The Carrollton plant is located in the Dallas-Fort Worth area and was acquired from Cargill, Incorporated in November 2004. The Carrollton plant is a 132,000 square foot manufacturing facility located on seven acres of land and includes state of the art chemical descaling, wire drawing and heat treating facilities. The Carrollton plant is a leased facility and the current lease expires in 2006. The plant has a rail siding used for receipt of wire rod and has four shipping bays for outbound truck shipments.

MEMPHIS, TENNESSEE FACILITY

          The Memphis wire plant produces galvanized after weave (GAW) chain link fabric fencing. The Memphis plant is a 62,000 square foot manufacturing facility located on seven acres and is geographically well positioned to provide truck delivery to markets east of the Rocky Mountains.

JOINT VENTURES

          Gerdau Ameristeel has three 50%-owned joint ventures. The Gallatin mill is a joint venture with Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Manitoba mill's guide rail sections for elevator manufacturers.

          In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2004, there were approximately $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to Dofasco and Gerdau Ameristeel.

OTHER PROPERTIES

          In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida and one industrial property in New Jersey, as set out below. The Company proposes to sell these industrial properties. The Company leases a 37,000 square foot executive office located in Tampa, Florida under a lease which expires in May 2005. Effective April 22, 2005, the Company will move its executive office to another location in Tampa, Florida. The lease for the new executive office, 62,000 square foot office space, is effective as at March 1, 2005 and expires in November 2015.

                  LOCATION                            USE           ACREAGE
                  --------                    -------------------   -------
Tampa, Florida.............................   Industrial Property     40.0
Indiantown, Florida........................   Industrial Property    151.5
Keasby, New Jersey.........................   Industrial property     26.8

PRODUCTS

          The following tables show the breakdown of tons shipped to third parties by product for the two years ended December 31, 2003 and 2004:

                                     TONS SHIPPED
                                      YEAR ENDED
                                     DECEMBER 31
                                    -------------
                                     2003    2004
                                    -----   -----
                                     (THOUSANDS)
Merchant bar/special sections ...   2,029   2,313
Rebar ...........................   1,526   1,322
Rod .............................     636     787
Fabricated steel ................     631     756
                                    -----   -----
Sub total .......................   4,822   5,178
                                    -----   -----
Flat rolled (1) .................     744     758
                                    -----   -----
Total finished goods ............   5,566   5,936

(1)  50% of Gallatin's tons shipped.

MERCHANT BARS/SPECIAL SECTIONS/SPECIAL BAR QUALITY

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

STOCK REBAR

          Stock rebar refers to straight reinforcing steel bars, ranging from 20 to 60 feet in length and from 10 millimeter to 57 millimeter in diameter. Small diameters of stock rebar may also be sold in coils where the extended lengths provide improved yield performance for rebar fabricators. Stock rebar is sold to companies that either fabricate it themselves or warehouse it for sale to others who fabricate it for reinforced concrete construction. Rebar products are used primarily in two sectors of the construction industry: private commercial building projects, such as institutional buildings, retail sites, commercial offices, apartments, condominiums, hotels, manufacturing facilities and sports stadiums; and infrastructure projects, such as highways, bridges, utilities and water and waste treatment facilities.

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

MARKETING

          The Company's products are generally sold to steel service centers, fabricators, or directly to OEMs in the eastern two thirds of North America. Products sold by the Company are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. The Company also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.

          In the Company's rebar fabrication business, the market areas covered is the eastern two thirds of North America, with plants located in or near most major cities. The Company's strategy is to have production facilities located in close proximity (normally 200 miles) to customers' job-sites so quick delivery times are provided to satisfy their reinforcing steel needs and construction schedules.

          The following table shows information on customers during 2003 and 2004:

                                                            PERCENT OF NET SALES
                                                                BY CUSTOMER
                                                            --------------------
                                                                 2003   2004
                                                                 ----   ----
Fabricators/OEM .........................................         40%    36%
Steel service centers ...................................         37     45
Wire drawing ............................................         14     15
Other ...................................................          9      4
                                                                 ---    ---
Total ...................................................        100%   100%
                                                                 ===    ===

          In the year ended December 31, 2004, the Company sold products to over 1,000 customers. Given the diversity of the Company's products and markets, no one customer comprises 3% or greater of consolidated net sales. The five largest customers comprised approximately 9% of total consolidated net sales in the year ended December 31, 2004. The following table provides a percentage breakdown of total net sales by customer location for 2003 and 2004:

                                                               PERCENTAGE OF NET
                                                                SALES BY COUNTRY
                                                               -----------------
                                                                  2003    2004
                                                                 -----   -----
United States ..............................................      76.9%   81.0%
Canada .....................................................      23.1    18.4
                                                                 -----   -----
Other Countries ............................................        --     0.6
                                                                 -----   -----
                                                                 100.0%  100.0%
                                                                 =====   =====

          In general, sales of mill finished products to U.S. customers are centrally managed by the Tampa sales office and sales to Canadian customers are managed by the Whitby sales office. The Company has a sales office in Selkirk, Manitoba, for managing sales of special sections. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at our facilities work closely with customers to tailor product requirements, shipping schedules and prices.

COMPETITION

LOCAL COMPETITION

          The Company's geographic market encompasses the eastern two thirds of Canada and the United States, predominantly throughout the eastern seaboard, the southeast and the midwest U.S. The Company experiences substantial competition in the sale of each of our products from numerous competitors in our markets. Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

          Principal competitors to Gerdau Ameristeel include Ispat Sidbec Inc., Stelco Inc. and Ivaco Inc. in Canada; and Bayou Steel Corporation, Commercial Metals Corporation, Marion Steel Company, Nucor Corporation, Roanoke Electric Steel Corporation, Sheffield Steel Corporation, and Steel Dynamics Inc. in the United States. Gallatin Steel competes with numerous other integrated and minimill steel producers.

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

FOREIGN COMPETITION

          All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of steel bar products into the United States' and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

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

          Many products and countries were not covered by these tariffs, and numerous foreign steel manufacturers received specific product exemptions from these tariffs. According to published reports, the exemptions were estimated to have covered approximately 5.4 million of the original 13.1 million tons of imported steel products that were covered by the tariffs. The majority of the most recent exemptions were granted to products made by European Union and Japanese producers. The Office of the United States Trade Representative and the United States Department of Commerce granted 1,022 exclusion requests with respect to the Section 201 tariffs temporarily imposed on steel imports as a safeguard measure. According to the American Iron and Steel Institute (AISI), the number of exclusions granted is one reason the tariffs did not effectively reduce steel imports. The AISI does point to some early indications that the President's program worked, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the United States dollar and recent successful anti-dumping cases.

          In November 2003, the World Trade Organization (WTO) Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports were illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, it is not known whether the termination of the safeguard tariffs is permanent as President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.

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

          In the beginning of 2004, the global steel supply-demand balance shifted from an apparent surplus to an apparent shortage. With China's economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically for the better in 2004. As China's steel output has increased at double-digit rates, the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices have risen well past historic highs. These positive trends are being further fueled by fluctuations in currency exchange rates and the recent upturn in the North American and other world economies.

COMPETITIVE STRENGTHS

          LEADING MARKET POSITION. Gerdau Ameristeel is the second largest minimill steel producer in North America. Through a network of minimills and downstream operations strategically located throughout the eastern two thirds of the United States and Canada, we are able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. Our manufacturing capacity and wide range of shapes and sizes of bar steel products enable us to meet a wide variety of customers' steel and fabricated product needs. Our broad geographic reach and product diversity, combined with our centralized order management system, is particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers. Our acquisition of North Star Steel on November 1, 2004 will enable us to more effectively and efficiently service our customers throughout the midwestern U.S. market, enhance our geographic reach west of the Mississippi River and broaden the range of products we offer to our customers.

          VERTICALLY INTEGRATED OPERATIONS. Our minimills are integrated with 42 downstream steel fabricating facilities and 16 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for approximately 13 of our mills' production, and valuable market information on the end-use demand for steel products. Our downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to our minimill operations. Our downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable us to capture additional value-added margins on the steel produced at our minimills. In the year ended December 31, 2004, our downstream businesses accounted for approximately 13% of our shipments of total finished steel shipments and generated approximately 15% of our net sales. Our 16 upstream scrap recycling facilities provide approximately 30% of our minimill scrap needs, thereby decreasing our dependency on third-party scrap suppliers.

          SCOPE FOR FUTURE OPERATIONAL IMPROVEMENT. We have achieved significant cost savings from the integration of the operations of Co-Steel and Gerdau North America through the sharing of best operating practices, freight optimization, minimill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. We believe we may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement. We expect to achieve similar cost savings from the integration of the acquired North Star Steel operations.

          DISCIPLINED BUSINESS SYSTEM PLATFORM. We believe that our employees are our most valuable resource and are key to maintaining a competitive advantage. Our corporate culture is geared toward engaging all employees in a common, disciplined business system focused on continuous improvement. We have implemented a business system which identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees.

          STRONG SPONSORSHIP. We have access to the knowledge base of, and sponsorship from, our majority shareholder, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.'s management experience and its expertise in manufacturing. Gerdau S.A. and its subsidiaries, including us, have global annual manufacturing capacity of 16.2 million tons of mill finished steel products with 26 steel plants and two strategic shareholdings. With the talent depth, technical support and financial strength of Gerdau S.A., we believe we are strategically positioned to grow and succeed within the North American steel industry.

          EXPERIENCED MANAGEMENT TEAM. We have a growth-oriented senior management team that has an average of over 20 years of experience in the steel industry. Management's extensive experience has been instrumental in our historical growth and provides a solid base on which to expand our operations. For instance, our management has a proven track record in successfully managing and integrating acquisitions.

RISK FACTORS

EXCESS GLOBAL CAPACITY

          We compete with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. Global overcapacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect our sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of our products, which would adversely affect our sales and profit margins.

CYCLICAL AND SEASONAL NATURE OF THE BUSINESS

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

          Market conditions for steel products in the U.S. and Canadian market have fluctuated over the years. A significant portion of our products is also destined for the steel service center industry. Many of our markets are cyclical in nature and affect the demand for our finished products. A disruption or downturn in any of these industries could negatively impact our financial condition, production, sales, margins and earnings. We are also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

COST OF SCRAP, ENERGY AND OTHER RAW MATERIALS

          Our operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for our minimill operations. Prices for steel scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices which are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. We do not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, our profit margins could be materially adversely affected. We may not be able to pass on higher scrap costs to our customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause our production to decline and adversely affect sales and profit margins.

          Most of our minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand and represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, we have significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, we do not have long-term contracts for natural gas and oxygen and therefore are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

IMPORTS OF STEEL INTO NORTH AMERICA

          Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects our sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative conversion rate of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression which would adversely affect our ability to compete and maintain our sales levels and profit margins.

CAPITAL INVESTMENT AND MAINTENANCE

          Steel manufacturing is very capital intensive, requiring us and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURE

          Interruptions in our production capabilities would increase our production costs and reduce our sales and earnings for the affected period. In addition to periodic equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations. Our insurance may not cover our losses.

INDEBTEDNESS

          We had $524 million of indebtedness as of December 31, 2004. Our degree of leverage may limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes. A portion of our cash flows from operations must be dedicated to the payment of interest on our indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities. Under the terms of our existing indebtedness, we are permitted to incur additional debt in certain circumstances; doing so could increase these risks.

BANKRUPTCY PROTECTION

          Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than us and other producers that have remained solvent.

ENVIRONMENTAL AND OCCUPATIONAL HEALTH AND SAFETY LAWS

          Our business units are required to comply with an evolving body of environmental and occupational health and safety laws and regulations. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that we have not been or will not be in the future in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on us.

          Our operations involve the use of large and complex machinery and equipment and exposure to various substances. As a consequence, there is an inherent risk to our workers' health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our operations.

          We generate certain wastes, primarily electric arc furnace dust (EAF dust), that are classified as hazardous wastes and must be properly managed under applicable environmental laws and regulations. In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of our present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. We could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on our results of operations and financial condition.

          Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue or an incident at one of our properties or operations, could have a material adverse effect on our business, financial condition, or results of operations. In addition, our environmental and occupational health and safety capital expenditures could materially increase in the future. See "Risk Factors -- Environmental and Regulatory Matters"

PENSION PLANS

          We have several pension plans that are currently underfunded and adverse market conditions could require us to make substantial cash payments to fund the plans which could reduce cash available for other business needs. Our funding requirements may rise above expected amounts commencing in the year ended December 31, 2005 if temporary relief provisions enacted by the United States Congress are not extended.

COLLECTIVE BARGAINING AGREEMENTS

          Approximately 40% of our employees are represented by the United Steelworkers of America (USWA) and other unions under different collective bargaining agreements.

          The collective bargaining agreements have different expiration dates beginning in March 2005. The collective bargaining agreements with employees at the Beaumont, Cambridge, St. Paul and Wilton minimills and the Memphis, Tennessee wire rod processing facility will expire in 2005 as set forth below. Negotiations have begun with respect to the agreement with employees at the Beaumont plant which expires on March 31, 2005.

                                             EMPLOYEES
PLANT                      EMPLOYEES   REPRESENTED BY UNION     UNION      EXPIRATION DATE
-----                      ---------   --------------------   ---------   ------------------
Minimills
   Beaumont ............       367               283          USWA        March 31, 2005
   Cambridge ...........       272               187          USWA        May 15, 2005
   St. Paul ............       428               347          USWA        July 31, 2005
   Wilton ..............       322               246          USWA        September 30, 2005
                             -----             -----
   Total ...............     1,389             1,063
                             =====             =====
Downstream Operations
   Memphis .............        79                30          Teamsters   August 1, 2005
   Total ...............     1,468             1,093
                             =====             =====

          We may be unable to successfully negotiate new collective bargaining agreements for these employees without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on our operations. Labor organizing activities could occur at one or more of our other facilities or at other companies upon which we are dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on our results of operations or financial condition.

SENIOR MANAGEMENT

          Our operations and prospects depend in large part on the performance of our senior management team. We do not have employment contracts with any of our executive officers and we cannot assure you that these individuals will remain with us as employees. In addition, we cannot assure you that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on our business, financial condition and results of operations.

JOINT VENTURES

          We have three 50%-owned joint ventures that contribute to our financial results but that we do not control. These joint ventures contributed $141.5 million to our net income for the year ended December 31, 2004 and $7.7 million to our net income for the year ended December 31, 2003. We received $82.8 million of cash distributions from our joint ventures in the year ended December 31, 2004 and $3.6 million of cash distributions for the year ended December 31, 2003. However, we do not control the joint ventures and cannot, without agreement from our partner, cause any joint venture to distribute its income from operations to us. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to us unless specified financial covenants are satisfied. Additionally, since we do not control our joint ventures, they may not be operated in a manner that we believe would be in the joint ventures', or our, best interests.

FOREIGN OPERATIONS RISK

          No material foreign operations risks exist other than currency fluctuations. Gerdau Ameristeel reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

ENVIRONMENTAL AND REGULATORY MATTERS

          We are required to comply with a complex and evolving body of environmental and occupational health and safety laws and regulations concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions.

          We generate certain wastes, including electric arc furnace (EAF) dust and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable environmental laws and regulations. In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original operation or disposal, or the ownership of the site. Some of our present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which we could be liable. Reserves based on estimated costs have been made for the clean-up of sites of which we have knowledge. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect us.

          In 2000, the Perth Amboy and Sayreville mills took part in the EPA's Steel Minimill Audit Initiative Program. Both New Jersey minimills conducted a comprehensive, third party, multi-media environmental audit. The results of the audit were disclosed to the EPA along with a list of corrective actions, all of which were completed. None of the identified and disclosed items have resulted, or will result, in material costs being incurred.

          Carbon monoxide and other emissions at our Perth Amboy minimill frequently exceeded permitted levels during 2001 and 2002. We have conducted investigations to determine the cause of these episodes, and steps have been taken to reduce emissions and to modify the Perth Amboy minimill's environmental permit requirements. Discussions with the New Jersey Department of Environmental Protection (NJDEP) have largely resolved these permit and compliance issues. Penalty assessments of approximately $250,000 have been agreed upon, and the terms of a settlement agreement are under negotiation.

          In April 2001, we were notified by the Environmental Protection Agency (the "EPA"), of an investigation that identifies us as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with us named as a defendant. CERCLA imposes joint and several strict liability in connection with environmental contamination. We are included in this action because we allegedly shipped EAF dust to this property during 1978. In 2003, the EPA offered a settlement to the named PRPs totaling $15.5 million under which our allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has recently indicated that it is reconsidering the appropriate allocation; that reconsideration could cause the EPA's view of the Company's allocation to substantially increase. We object to our inclusion as a PRP on several bases, have asserted defenses and are pursuing legal alternatives, including adding a larger third party which we believe was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of our defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, the ultimate exposure is uncertain. While we do not anticipate that the outcome of this matter will have a material adverse effect on our financial position or consolidated earnings, we cannot assure you that the final outcome of this matter will not have a material adverse effect on us.

          The potential presence of radioactive materials in our scrap supply presents a significant economic exposure and may present a safety risk to workers. In addition to the risk to workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials are usually in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Past regulations for generally licensed devices did not provide for tracking of individual owners. This lack of accountability makes it easy for third parties to negligently or purposely discard sealed sources in scrap without consequences. In response to this regulatory gap, we have installed sophisticated radiation detection systems at our minimills to monitor all incoming shipments of scrap. If radioactive material is in the scrap received and is not detected, and is accidentally melted in an electric furnace, significant costs would be incurred to clean up the contamination of facilities and to dispose of the contaminated material. While we have redundant detection systems at our minimills, there is no assurance that radioactive materials will be detected.

          No assurance can be given that regulatory changes, such as new laws or enforcement policies, including currently proposed restrictions on the emission of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, or an incident at one of our properties or operations, will not have a material adverse effect on the business, financial condition or results of our operations. In December 2002, the Canadian federal government officially ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change. We anticipate that our Canadian minimills may, in the future, be in some way affected by proposed federal initiatives intended to contribute to Canada meeting its Kyoto target. The steel industry has been involved in ongoing dialogue with the Canadian government and several options are being discussed, ranging from covenants to emissions cap and trade. We expect that a system will be in place in time to meet the first

Kyoto target period of 2008 to 2012. It is too early to determine the outcome of these discussions or the impact on our results of operations and financial condition.

          Our business units are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect operations and may subject us to penalties. In addition, we may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that we will be able to meet all applicable regulatory requirements. There is no assurance that environmental capital expenditures will not materially increase in the future. Moreover, we may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.

          In meeting our environmental goals and government-imposed standards in 2003, we incurred operating costs of approximately $14.3 million and spent $7.9 million on environmental-related capital improvements. We expect to spend approximately $3.3 million on pollution control capital expenditures in 2005.

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

          Gerdau Ameristeel currently employs approximately 7,200 employees (including 50% of the employees at the joint ventures), of which approximately 4,650 employees work in minimills, 1,700 work in downstream and recycling operations and 230 work in corporate and sales offices. Approximately 40% of our employees are represented by unions under a number of different collective bargaining agreements. A number of the collective bargaining agreements will expire in 2005. See "Risk Factors -- Collective Bargaining Agreements". The Company and the United Steelworkers members at the Company's Whitby, Ontario steel mill reached an agreement extending the labor contract for the Whitby mill employees through February 28, 2007. In the first quarter of 2001, a three-month labor disruption occurred at the Whitby mill, and in the second quarter of 2002, a 13-day labor disruption occurred at the Manitoba mill.

MANAGEMENT'S DISCUSSION AND ANALYSIS

          The section entitled "Management's Discussion and Analysis" in the Company's Annual Report for the year ended December 31, 2004 is incorporated herein by reference.

MARKET FOR SECURITIES

          The Company's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GNA.TO", and effective October 25, 2004, are listed on the New York Stock Exchange (the "NYSE") under the symbol "GNA".

          The following table sets forth the reported high and low trading prices and trading volumes of the Company's common shares as reported by the TSX and NYSE from January through December 2004.

                      TSX(1)                    NYSE(2)
            -------------------------   -----------------------
            PRICE (CDN$)                 PRICE ($)
            ------------                -----------
  MONTH      HIGH    LOW     VOLUME     HIGH    LOW     VOLUME
  -----      ----   ----   ----------   ----   ----   ---------
January      5.45   4.00    6,232,755     --     --          --
February     4.82   4.11    1,735,904     --     --          --
March        5.15   4.30    3,083,530     --     --          --
April        5.43   4.65    5,289,110     --     --          --
May          5.05   4.60    2,987,411     --     --          --
June         5.37   4.71    6,990,113     --     --          --
July         6.00   4.87    4,983,590     --     --          --
August       6.20   5.50    3,683,829     --     --          --
September    6.64   5.50    6,394,854     --     --          --
October      7.14   5.51   16,216,282   4.88   4.42   7,908,900
November     7.28   5.80   11,853,129   6.50   4.74   5,684,000
December     8.65   6.80   14,303,353   7.32   5.56   9,124,500

----------
(1)  Source, Bloomberg.

(2) Source, Reuters Investor. The Company's common shares began trading on the NYSE effective October 25, 2004

DIVIDENDS

          The predecessor of the Company for accounting purposes, Gerdau North America, paid dividends of $2,181,000 in aggregate in 2002, prior to the combination with Co-Steel Inc. No dividends were paid from 2002 until January 2005 when the board of directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per common share. The first quarterly dividend was paid on March 4, 2005 to shareholders of record at the close of business on February 16, 2005.

DIRECTORS AND OFFICERS

          Gerdau Ameristeel's board of directors (the "Board of Directors" or the "Board")consists of nine directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. During 2004, the Board of directors had a Safety, Health and Environmental Committee which was dissolved in 2005. The names, municipalities of residence, position with the Company, principal occupations of the directors and executive officers of the Company and Committee memberships are as shown below:

  NAME, AGE AND PROVINCE/STATE AND        MAJOR POSITIONS WITH THE COMPANY AND                 PRINCIPAL
        COUNTRY OF RESIDENCE                     SIGNIFICANT AFFILIATES                       OCCUPATION
-----------------------------------   -------------------------------------------   ------------------------------
Andre Beaudry, 45                     Vice President, Steel Product Sales of the    Vice President, Steel Product
Florida, U.S.                         Company                                       Sales of the Company

Paulo F. Bins De Vasconcellos, 58     Vice President, Northern Mill Operations of   Vice President, Northern Mill
Manitoba, Canada                      the Company                                   Operations of the Company

Phillip E. Casey, 62                  Director since 2002, and Chief Executive      Director, Chief Executive
Florida, U.S.                         Officer and President of the Company          Officer and President of the
                                                                                    Company

Kenneth W. Harrigan, 77               Director since 1994                           Chairman, K.W. Harrigan
Ontario, Canada                                                                     Consultants (business
                                                                                    consultant)
                                      Independent

                                      Member of:

                                         -    the Audit Committee

                                         -    the Human Resources Committee

Joseph J. Heffernan, 58               Director since 1996                           Chairman, Rothmans Inc.
Ontario, Canada                                                                     (tobacco manufacturer)
                                      Independent

                                      Member of:

                                         -    the Human Resources Committee

                                         -    the Corporate Governance Committee
                                              (Chair)

Jorge Gerdau Johannpeter, 68          Director since 2002, and Chairman of the      Director and Chairman of the
Rio Grande do Sul, Brazil             Board of Directors of the Company             Board of Directors of Gerdau
                                                                                    S.A.

Frederico C. Gerdau Johannpeter, 62   Director since 2002                           Vice President of Gerdau S.A.
Rio Grande do Sul, Brazil

Andre Bier Johannpeter, 42            Director since 2002, and Vice-President and   Director, Vice President and
Florida, U.S.                         Chief Operating Officer of the Company        Chief Operating Officer of the
                                                                                    Company

Tom J. Landa, 53                      Vice President, Finance, Chief Financial      Vice President, Finance, Chief
Florida, U.S.                         Officer and Assistant Secretary of the        Financial Officer and
                                      Company                                       Assistant Secretary of the
                                                                                    Company

Robert E. Lewis, 44                   Vice President, General Counsel and           Vice President, General
Florida, U.S.                         Corporate Secretary of the Company            Counsel and Corporate
                                                                                    Secretary of the Company

J. Spencer Lanthier, 64               Director since 2000                           Corporate Director
Ontario, Canada
                                      Independent

                                      Member of:

                                         -    the Audit Committee (Chair)

Michael P. Mueller, 58                Vice President, Southern Mill Operations of   Vice President, Southern Mill
Florida, U.S.                         the Company                                   Operations of the Company

  NAME, AGE AND PROVINCE/STATE AND        MAJOR POSITIONS WITH THE COMPANY AND                 PRINCIPAL
        COUNTRY OF RESIDENCE                     SIGNIFICANT AFFILIATES                       OCCUPATION
-----------------------------------   -------------------------------------------   ------------------------------
Arthur Scace, 66                      Director since 2003                           Counsel, McCarthy Tetrault LLP
Ontario, Canada                                                                     (law firm)
                                      Independent

                                      Member of:

                                         -    the Audit Committee

                                         -    the Corporate Governance Committee

Dr. Michael D. Sopko, 66              Director since 1997                           Corporate Director
Ontario, Canada
                                      Independent

                                      Member of:

                                         -    the Human Resources Committee
                                              (Chair)

     ANDRE BEAUDRY has been our Vice President, Steel Product Sales since October 2002. Prior to that, Mr. Beaudry was Vice President, Mill Product Sales, of Ameristeel from September 2001. Mr. Beaudry was employed by Gerdau Ameristeel Cambridge Inc. starting as Vice President Sales and Marketing in 1991 and serving as President from April 1998 through September 2001. Mr. Beaudry has over 25 years experience in the steel industry.

     PAULO F. BINS DE VASCONCELLOS has been working with the Gerdau group since 1972. He has been our Vice President, Steel Mill Northeast Operations since August 2003. Prior to that Mr. Vasconcellos was an Executive Vice President of Gerdau S.A.

     PHILLIP E. CASEY has been our President and Chief Executive Officer and a director since October 2002. Prior to that he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999.

     KENNETH W. HARRIGAN has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of a number of other Canadian public companies including Camco Inc. and Samuel Manu-Tech Inc. Prior to that, he was Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

     JOSEPH J. HEFFERNAN has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is also Chairman of Rothmans Inc., Chairman of Clairvest Group Inc. and a director of a number of other Canadian companies.

     JORGE GERDAU JOHANNPETER has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971 and was appointed Chairman of the Board of Directors and President in 1983. Since 2002, after the implementation of Gerdau S.A.'s new corporate governance structure, he also became the President of Gerdau S.A.'s Executive Committee. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.

     FREDERICO C. GERDAU JOHANNPETER has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director since 1973. Under Gerdau S.A.'s new corporate governance structure, he also became Senior Vice President of Gerdau S.A.'s Executive Committee. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

     ANDRE BIER JOHANNPETER was named Chief Operating Officer on August 1, 2004. He has been working for the Gerdau companies since 1980. Mr. Johannpeter became an Executive Officer of Gerdau

S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 became Director of New Business Development of Gerdau S.A. and in 2002 he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

          TOM J. LANDA has been our Vice President, Finance and Chief Financial Officer since October 2002. Prior to that, Mr. Landa was Chief Financial Officer, Vice President and Secretary of Ameristeel starting in April 1995. Mr. Landa was elected a director of Ameristeel in March 1997. Before joining Ameristeel, Mr. Landa spent over 19 years in various financial management positions with Exxon Corporation and its affiliates worldwide.

          J. SPENCER LANTHIER has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is a director of a number of other Canadian public companies including the Bank of Canada, Emergis Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.

          ROBERT E. LEWIS has been our Vice President, General Counsel and Corporate Secretary since January 31, 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994 he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.

          MICHAEL MUELLER became our Vice President, Steel Mill Southeast Operations in October 2002. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 32 years of steel industry experience.

          ARTHUR SCACE has been a director of Gerdau Ameristeel since 2003. Mr. Scace is counsel to McCarthy Tetrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director of several corporations, including The Bank of Nova Scotia and Sceptre Investment Counsel Limited. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

          DR. MICHAEL D. SOPKO has been a director of Gerdau Ameristeel since 1997. Dr. Sopko is also a director of a number of Canadian public companies, including a Canadian chartered bank.

          Messrs. Jorge and Frederico Johannpeter are brothers. Andre Bier Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

SHARE OWNERSHIP

          As a group, the directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 210,998,761 Common Shares, representing approximately 70% of our total outstanding Common Shares.

DIRECTOR INDEPENDENCE

          Four of the directors of the nine directors on the Company's Board of Directors are considered related to the business, because they are part of management or because of their involvement with Gerdau S.A., the Company's majority shareholder. The other five directors, constituting a majority of the Board of Directors, are unrelated to the business and meet the independence and other qualifications of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the Canadian securities regulatory authorities and all other applicable laws and regulations.

          The independent directors are Kenneth W. Harrigan, Joseph J. Heffernan, J. Spencer Lanthier, Arthur Scace and Dr. Michael D. Sopko

          The Chairman of the Board of Directors is not a member of management, but he is an officer and director of Gerdau S.A., the Company's majority shareholder.

          All of the Committee members are unrelated and independent, with each Committee chaired by a person who is not the Chairman of the Board of Directors or the Chairman of another Committee.

PRESIDING DIRECTOR AT MEETINGS

          Following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The chairman of the Corporate Governance Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the Chairman of the Board potential items for inclusion in the agendas of future meetings of the Board.

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

          Shareholders may send communications to the Company's non-management directors by writing to:

          The Presiding Director of the Independent Directors
          c/o Robert E. Lewis
          Vice President, General Counsel and Corporate Secretary
          Gerdau Ameristeel Corporation
          P.O. Box 31328
          Tampa, Florida
          United States, 33631-3328

CORPORATE GOVERNANCE

          The Corporate Governance Committee develops the Company's approach to corporate governance and recommends to the Board corporate governance principles to be followed by the Company. The Board has adopted corporate governance guidelines (the "Corporate Governance Guidelines"), which set out the functions of the Board and details regarding the composition of the Board (including director independence), Board and Committee meetings, the Committees of the Board, director access to management and independent advisors, director orientation and continuing education, the appointment, supervision, succession and development of senior management and a performance assessment of the Board and its Committees.

          The Board maintains the Company's corporate integrity by ensuring that the Chief Executive Officer and the senior management create a culture of integrity throughout the organization.

          The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the guidelines for effective corporate governance issued by the Toronto Stock Exchange (TSX).

          The Company's Corporate Governance Guidelines are posted on the Company's website at www.gerdauameristeel.com and are attached to the management information circular of the Company dated March 23, 2005. They are also available in print to any shareholder who requests them. Requests for copies of these documents may be made by contacting:

          Robert E. Lewis
          Vice President, General Counsel and Corporate Secretary
          Gerdau Ameristeel Corporation
          P.O. Box 31328
          Tampa, Florida
          United States, 33631-3328

BOARD COMMITTEE MANDATES

          The directors have established three Committees of the Board: a Corporate Governance Committee, an Audit Committee and a Human Resources Committee. The directors and each of the Committees on which they serve are listed above under "Directors and Officers".

          The charters for each of the Committees are posted on the Company's website at www.gerdauameristeel.com and are attached to the management information circular of the Company dated March 23, 2005. They are also available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting:

          Robert E. Lewis
          Vice President, General Counsel and Corporate Secretary
          Gerdau Ameristeel Corporation
          P.O. Box 31328
          Tampa, Florida
          United States, 33631-3328

LEGAL PROCEEDINGS

          The Company is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Although there can be no assurance that any particular claim will be resolved in the Company's favour, the Company does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2001 through December 31, 2004 are indicated below:

          From January 1, 2001 through December 31, 2004, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 67% of the voting rights attached to the Company's Common Shares, had a material interest in the following material transactions:

               - During the first quarter of 2004, Gerdau S.A. guaranteed the following loans from Brazilian banks in favour of the
                    Company: (i) a $20.0 million, one year, 2.65% interest bearing loan; and (ii) a $5.0 million, one year, 2.56% interest bearing loan. Both of these loans were repaid as of November 30, 2004.

               - On April 16, 2004, the Company issued and sold 26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.'s ownership to approximately 72% of Common Shares then outstanding.

               - On October 19, 2004, Gerdau S.A. purchased 35,000,000 Common Shares of 70,000,000 Common Shares offered by the Company pursuant to a supplemental PREP prospectus of the Company dated October 14, 2004 and filed with the securities regulatory authorities in Canada and with the U.S. Securities Exchange Commission on October 15, 2004. Subsequently, on November 18, 2004, Gerdau S.A. purchased 4,381,000 additional Common Shares pursuant to the offering's over-allotment option. This transaction reduced Gerdau S.A.'s share ownership to approximately 67.0% Common Shares then outstanding.

AUDITOR, TRANSFER AGENT AND REGISTRAR

          Gerdau Ameristeel's auditor is PricewaterhouseCoopers LLP whose Tampa office is located at Bank of America Building, 101 East Kennedy Boulevard, Suite 1500, Tampa, Florida, United States, 33602.

          The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Montreal and Calgary and, in the United States, is its U.S. affiliate, Mellon Investor Services LLC at its principal office in New York.

AUDIT FEES

          PricewaterhouseCoopers LLP billed the Company for the following fees in the last two fiscal years:

                             2003         2004
                          ----------   ----------
Fees for Audit Services   $1,057,000   $1,020,000
Audit-Related Fees        $  100,000   $  101,000
Tax Fees                  $  277,000   $   180,00
All Other Fees                   nil          nil

               Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

               Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, due diligence related to acquisitions, accounting consultations and audits in connection with acquisitions, accounting consultations regarding accounting standards, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

          Tax fees are for professional services rendered for tax compliance, assistance with tax audits and inquiries, tax advice and tax planning on certain transactions.

AUDIT COMMITTEE

          The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Committee is to be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an "audit committee financial expert" as defined in the Audit Committee Charter.

RELEVANT EDUCATION AND EXPERIENCE

          Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Harrigan holds an HBA and LLD from the Ivey School of Business at the University of Western Ontario, from 1981 to 1989 was the President and Chief Executive Officer of the Ford Motor Company of Canada, Limited, and from 1990 to 1992 was the Chairman and Chief Executive Officer. Mr. Harrigan serves as Chairman of the audit committee for two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.

          Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board's approval, Mr. Lanthier, Mr. Harrigan and Mr. Scace currently serve on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier, Mr. Harrigan and Mr. Scace to effectively serve the Audit Committee.

AUDIT COMMITTEE MANDATE

          The Audit Committee is responsible for assisting the Board in its oversight of:

          - the integrity of the Company's financial statements and related disclosure;

          -    the Company's compliance with legal and regulatory requirements;

          - the independent auditor's qualifications, performance and independence;

          -    the performance of the Company's internal audit function;

          -    the internal controls and disclosure controls at the Company; and

          - any additional matters delegated to the Audit Committee by the Board.

PRE-APPROVAL POLICIES AND PROCEDURES

          The Audit Committee has established a policy of pre-approving all auditing services and non-audit services to be performed for the Company by its external auditors, and the Committee shall not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

          On a quarterly basis, the Audit Committee meets separately with the external auditors without management being present and meets separately with management without the external auditors being present.

AUDIT COMMITTEE CHARTER AND WHISTLE BLOWER POLICY

          The charter of the Audit Committee is attached to this Annual Information Form as Schedule "[B]" and is also available on the Company's website at www.gerdauameristeel.com.

          The Audit Committee has adopted a whistle blower policy (the "Whistle Blower Policy") which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is attached to this Annual Information Form as Schedule "[C]" and is also available on the Company's web site at www.gerdauameristeel.com.

STANDARDS OF BUSINESS CONDUCT

          The Company has adopted a code of ethics entitled the "Code of Ethics and Business Conduct," which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the "Code of Ethics Applicable to Senior Executives" which is applicable to all senior management of the

Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives can be found at the Company's web site at www.gerdauameristeel.com.

MATERIAL CONTRACTS

               The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by Gerdau Ameristeel within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:

- in relation to the acquisition on December 10, 2004 by the Company of substantially all the fixed assets and working capital of Gate City Steel, Inc. and RJ Rebar, Inc. of Indianapolis, Indiana with fabrication facilities in the midwestern U.S.; the Asset Purchase and Sale Agreement between the Company and Gate City Steel, Inc., RJ Rebar, Inc. and Rebar Express of Cincinnati, LLC dated as of November 23, 2004;

- in relation to the acquisition on November 1, 2004 by the Company's U.S. operating subsidiary, Gerdau Ameristeel US Inc., from Cargill, Incorporated and certain of its subsidiaries, the North Star Steel assets including fixed assets and working capital of four long steel product minimills in St. Paul, Minnesota, Wilton, Iowa, Calvert City, Kentucky and Beaumont, Texas, three wire processing facilities in Beaumont, Texas, Carrollton, Texas and Memphis, Tennessee, and a grinding ball facility in Duluth, Minnesota for approximately $266 million in cash:

     - the Asset Purchase and Sale Agreement between Cargill, Incorporated and Gerdau Ameristeel US Inc. dated as of September 9, 2004; and

     - the Asset Purchase and Sale Agreement between North Star Steel Company, North Star Recycling Company, North Star Steel Texas, Inc. and North Star Steel Kentucky, Inc. and Gerdau Ameristeel US Inc. dated as of September 9, 2004.

- in relation to the Company's offering on October 19, 2004 of 70,000,000 Common Shares pursuant to a supplemental PREP prospectus of the Company dated October 14, 2004 and filed with the securities regulatory authorities in Canada and with the U.S. Securities Exchange Commission on October 15, 2004 (of which Gerdau S.A. purchased 35,000,000 Common Shares) and, on November 18, 2004, the Company's subsequent sale of 8,762,000 additional Common Shares (of which Gerdau S.A. purchased 4,381,000 Common Shares) pursuant to the offering's over-allotment option:

     - Purchase Agreement between the Company and Merrill Lynch & Co. dated as of October 14, 2004; and

     - Subscription Agreement between the Company and Gerdau Steel Inc. dated as of October 14, 2004;

- in relation to the acquisition on March 19, 2004 by the Company of substantially all the assets of Potter Form & Tie Company, of Belvidere Illinois of Indianapolis, Indiana; the Asset Purchase and Sale Agreement between the Company and Potter Form & Tie Company dated as of February 13, 2004; and

-    in relation to the issuance and sale by the Company on April 16, 2004 of
     26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million; the Subscription Agreement between the Company and Gerdau Steel Inc. dated as of April 16, 2004.

SIGNIFICANT ACQUISITIONS

          The acquisition on November 1, 2004 by the Company's U.S. operating subsidiary, Gerdau Ameristeel U.S. Inc. of the North Star Steel assets from Cargill, Incorporated was a significant acquisition for which disclosure is required under Part 8 of National Instrument 51-102 with respect to business acquisition reports. The business acquisition report filed on Form 51-105F2 dated January 14, 2005 relating to the Company's acquisition of the North Star Steel assets from Cargill, Incorporated on November 1, 2004, available through SEDAR at www.sedar.com, is incorporated by reference in this Annual Information Form.

ADDITIONAL INFORMATION

          Additional information, including directors' and officers' remuneration and indebtedness and principal holders of the Company's securities is contained in the Company's Management Information Circular dated March 25, 2005 for the annual meeting of shareholders for 2005, which involves the election of directors.

          Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2004 and the management's discussion and analysis related thereto in the Company's Annual Report for the year ended December 31, 2004.

          You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company's Web site at www.gerdauameristeel.com.

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

                            SCHEDULE A - SUBSIDIARIES

All entities are 100%-owned unless otherwise indicated.

Gerdau Ameristeel MRM Special Sections Inc. (Saskatchewan)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (50%) (Canada)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company (Nova Scotia)
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
Gerdau Ameristeel North Star (GANS) LLC (Delaware)
AmeriSteel Bright Bar, Inc. (80%) (Florida)
Porter Bros. Corporation (North Dakota)
MFT Acquisition, Corp. (Delaware)
1062316 Ontario limited
Co-Steel Benefit Plans Inc. (Ontario)
1300554 Ontario Limited
1551533 Ontario Limited(1)
Co-Steel C.S.M. Corp. (Delaware)
Gallatin Steel Company (50%) (Kentucky)
Ghent Industries (50%) (Kentucky)
Gallatin Terminal Company (50%) (Kentucky)
Gallatin Transit Authority (50%) (Kentucky)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Raritan River Urban Renewal Corporation (New Jersey)
Gerdau Ameristeel Lake Ontario Inc. (Delaware)
Co-Steel Benefit Plans USA Inc. (Delaware)
Gerdau Ameristeel Sayreville Inc. (Delaware)
N.J.S.C. Investment Co., Inc. (New Jersey)(1)
Co-Steel Dofasco LLC (50%) (Wyoming)
Co-Steel (UK) Limited (United Kingdom)
Goldmarsh Enterprises (Ireland)
Acierco S.A. (Luxembourg)
Co-Steel Liquidity Management Hungary Limited Liability Company (Hungary) Monteferro International Business S.A. (50%) (Spain)
Monteferro America Latina Ltda. (50%) (Brazil)

(1)  These companies are in the process of being dissolved.

                      SCHEDULE B - AUDIT COMMITTEE CHARTER

                          GERDAU AMERISTEEL CORPORATION
                             AUDIT COMMITTEE CHARTER
                            (ADOPTED MARCH 23, 2005)


1.   PURPOSE

     The Audit Committee has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of the Company, including the audit of the financial statements of the Company.

     The Audit Committee is responsible for assisting the Board in its oversight of:

     o the integrity of the Company's financial statements and related disclosure;

     o    the Company's compliance with legal and regulatory requirements;

     o the independent auditor's qualifications, performance and independence;

     o    the performance of the Company's internal audit function;

     o    the internal controls and disclosure controls at the Company; and

     o    any additional matters delegated to the Audit Committee by the Board.

     The Audit Committee shall prepare all reports of the Audit Committee required to be included in the Company's annual proxy statement, as required by the rules of the Canadian securities regulatory authorities (the "CSRA") and the U.S. Securities and Exchange Commission (the "SEC") from time to time. Currently no report of the Audit Committee is required.

2.   COMPOSITION AND QUALIFICATIONS

     (A)  MEMBERS

     The Audit Committee shall be comprised of three or more members of the Board, as the Board may determine from time to time. Members of the Audit Committee will be appointed by the Board, taking into account any recommendation that may be made by the Corporate Governance Committee. Any member of the Audit Committee may be removed and replaced at any time by the Board, and will automatically cease to be a member if he or she ceases to meet the qualifications set out below. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board, taking into account any recommendation that may be made by the Corporate Governance Committee. If a vacancy exists, the remaining members of the Audit Committee may exercise all of their powers so long as there is a quorum and subject to any legal requirements regarding the minimum number of members of the Audit Committee.

     (B)  QUALIFICATIONS

     Each Member of the Audit Committee shall meet the independence and other qualification requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the CSRA and all other applicable laws and regulations. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise as such qualification is interpreted by the Board in its business judgment. At least one member shall be an "Audit Committee Financial Expert", as such term is defined by the SEC. In addition, at least a majority of the members must be residents of Canada (so long as this is required under applicable law). A member of the Audit Committee may not serve on more than two other public company audit committees except with prior approval of the Board.

     (C)  INDEPENDENCE

     Members of the Audit Committee (i) may not accept any consulting, advisory, or other compensatory fee from the Company or any of its subsidiaries, other than director and committee fees and pension or other form of deferred compensation for prior service and (ii) may not be an affiliated person (within the meaning of applicable law or regulations) of the Company or any of its subsidiaries.

3.   DUTIES AND RESPONSIBILITIES

     The Audit Committee is responsible for performing the duties set out below and any other duties that may be assigned to it by the Board and performing any other functions that may be necessary or appropriate for the performance of its duties.

     (A)  APPOINTMENT AND REVIEW OF INDEPENDENT AUDITOR

     o The Company's independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, oversee and evaluate and, where appropriate, replace the independent auditors, subject to shareholder approval where applicable. In connection with the Audit Committee's oversight of the independent auditor the Audit Committee will have the following responsibilities and take the following actions:

          o The Audit Committee will review and approve the independent auditor's engagement letters and the fees to be paid to the independent auditors.

          o The Audit Committee will obtain and review with the lead audit partner annually or more frequently as the Audit Committee considers appropriate, a report by the independent auditor describing: (A) the independent auditor's internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (C) in order to assess the independent auditor's independence, all relationships between the independent auditor and the Company.

          o After reviewing the report referred to above and the independent auditor's performance throughout the year, the Audit Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the officer in charge of internal audit and the Company's internal auditors (or other personnel responsible for the internal audit function). The Audit Committee will also consider, if appropriate and in order to assure continuing auditor independence, whether there should be a rotation of the audit firm itself. The Audit Committee will present its conclusions to the Board.

          o The Audit Committee will obtain confirmation and assurance as to the independent auditor's independence, including ensuring that it submits on a periodic basis (not less than annually) to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking appropriate action in response to the independent auditor's report to satisfy itself of its independence.

          o The Audit Committee will resolve disagreements between management and the independent auditor regarding financial reporting.

          o The Audit Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and make recommendations about whether the Company should continue with that independent auditor.

          o The Audit Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

          o The Audit Committee will review and approve the Company's hiring of employees and former employees of the independent auditor or former independent auditors.

     (B)  PRE-APPROVAL OF NON-AUDIT SERVICES

     o The Audit Committee will pre-approve the appointment of the independent auditor for any non-audit service to be provided to the Company, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, the Independence Standards of the Canadian Institute of Chartered Accountants or the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

     (C)  REVIEW OF THE INTERNAL AUDIT FUNCTION

     o The Audit Committee will review the mandate, budget, plan and scope of activities, staffing and organizational structure of the internal audit function to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the independent auditor.

     o The Audit Committee will review the appointment and replacement of the officer in charge of the internal audit and will review the significant reports to management prepared by the internal auditing department and management's responses to such report.

     o The Audit Committee has the authority to communicate directly with the officer in charge of the internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities, but not less often than annually, the Audit Committee will meet privately with the officer in charge of the internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of the internal audit.

     (D)  REVIEW OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

     o The Audit Committee will review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosure under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and any reconciliation of the Company's financial statements, before recommending them for approval by the Board for release and filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable.

     o The Audit Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes to the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of the Company; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non-GAAP information) as well as any financial information and earnings guidance provided to analysts and rating agencies.

     o The Audit Committee will review reports required to be submitted by the independent auditors concerning: (A) all critical accounting policies and practices used; (B) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and (C) any other material written communications with management.

     o The Audit Committee will review earnings press releases and other press releases containing financial information based on the Company's financial statements prior to their release. The Audit Committee will also review the use of "pro forma" or "adjusted" non-GAAP information in such press releases.

     o The Audit Committee will discuss generally (meaning a discussion of the types of information to be disclosed and the type of presentation to be made) financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

     o The Audit Committee will review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

     o The Audit Committee will discuss with the independent auditors the matters required to be disclosed by Statement on Auditing Standards No. 61 (as may be modified or supplemented) and the matters in the written disclosures required by Independence Standards Board Standard No. 1 relating to the conduct of the audit.

     o The Audit Committee will review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

     o The Audit Committee will review significant changes in accounting or auditing policies.

     o The Audit Committee will oversee management's design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee will review the annual and interim conclusions of the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

     o The Audit Committee will regularly review with the independent auditor any problems or difficulties the independent auditor encountered in the course of its audit work, including any change in the scope of the planned audit activities and any restrictions placed on the scope of such activities or access to requested information, management's response to such problems and difficulties and any significant disagreements with management. The Audit Committee will also review with the independent auditor any material communications with the independent auditor, including any "management" or "internal control" letters or schedule of unadjusted differences.

     o The Audit Committee will review with management and any outside professionals as the Audit Committee considers appropriate important trends and developments in financial reporting practices and requirements and their effect on the Company's financial statements.

     o The Audit Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

     o The Audit Committee will discuss guidelines and policies governing the process by which risk assessment and risk management are undertaken and meet with management to review and assess the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

     o The Audit Committee will review with management and the general counsel or any external counsel as the Audit Committee considers appropriate any legal, regulatory or other matters (including pending litigation, claims, contingencies and tax assessments) which may have a material effect on the Company and its financial statements, any material reports or inquiries from regulatory or governmental agencies and corporate compliance policies or codes of conduct.

     o The Audit Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements or the performance of the internal audit function.

     o The Audit Committee will review with management the status of significant taxation matters of the Company.

     o The Audit Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

     (E)  COMPLAINTS PROCEDURE

     o    The Audit Committee will establish procedures for

          (i) the receipt, retention and treatment of complaints and concerns received by the Company regarding accounting, internal accounting controls and auditing matters, and

          (ii) the confidential and/or anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. This will include the establishment of a whistleblower policy and an employee "hotline" for making anonymous submissions.

     (F)  ASSESSMENT

     o The Audit Committee will review and reassess annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.

4.   REPORTING

     The Audit Committee will regularly report to the Board on:

     o    the independent auditor's independence;

     o the performance of the independent auditor and the Audit Committee's recommendations regarding its reappointment or termination;

     o    the performance of the internal audit function;

     o the adequacy of the Company's internal controls and disclosure controls;

     o its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company's financial statements, including any issues with respect to the quality or integrity of the financial statements;

     o its review of the annual and interim management's discussion and analysis;

     o the Company's compliance with legal and regulatory requirements related to financial reporting; and

     o all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

5.   CHAIR

     Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed. In the Chair's absence, the Audit Committee may select another member as Chair by majority vote. The Chair will have the right to exercise all powers of the Audit Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

6.   MEETINGS

     The Audit Committee will determine the date, time and place of its meetings, but will meet at least quarterly. The Audit Committee may meet on not less than 48 hours written or verbal notice from the Chair to all members (or without notice if all persons entitled to notice have waived or are deemed to have waived such notice). If the Chair is absent or if the position is vacant, any member may call a meeting. The Audit Committee may establish those procedures it deems appropriate, such procedures to be in keeping with those adopted by the Board. The Audit Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. In the event of a tie, the Chairperson will have the second, or casting vote in addition to his or her original vote.Without a meeting, the Audit Committee may act by unanimous written consent of all members. However, the Audit Committee may delegate to one or more of its members the authority to grant pre-approvals of audit and permitted non-audit services, provided the decision is reported to the full Audit Committee at the next scheduled meeting.

7.   QUORUM

     A majority of the members of the entire Audit Committee will constitute a quorum for the transaction of business decisions.

8.   SECRETARY AND MINUTES

     The Controller of the Company, or such other person as may be appointed by the Chair of the Audit Committee, will act as the secretary of the Audit Committee. The minutes of the Audit Committee will be in writing and duly entered in the books of the Company. The minutes of the Audit Committee will be available to all other members of the Board.

9.   APPOINTMENT AND REMOVAL

     The members of the Audit Committee shall be appointed by the Board at its first meeting following the annual meeting of shareholders and shall serve until their successors are elected or until their earlier deaths, resignation or removal, with or without cause in the discretion of the Board.

     Any member may be removed and replaced at any time without cause by the Board and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified and independent members of the Board for the remainder of the unexpired term. If a vacancy exists on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

10.  ACCESS TO OUTSIDE ADVISORS

     The Audit Committee may, in its sole discretion, retain counsel, auditors or other advisors in connection with the execution of its duties and responsibilities and may determine the fees of any advisors so retained. The Company will provide the Audit Committee with appropriate funding for payment of compensation to such counsel, auditors or other advisors and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

11.  LIMITATIONS

     While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with GAAP. This is the responsibility of management and the independent auditors.

                       SCHEDULE C - WHISTLE BLOWER POLICY

                          GERDAU AMERISTEEL CORPORATION
     PROCEDURES FOR ADDRESSING COMPLAINTS ABOUT ACCOUNTING MATTERS (WHISTLE
                                 BLOWER POLICY)
                            (ADOPTED MARCH 15, 2005)

1.       PURPOSE

         The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. In order to facilitate the reporting of employee complaints the Company's Audit Committee has established the following procedures for (a) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters ("Accounting Matters"), and (b) the confidential and anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters.

         Reference is also made to the "Administration and Reporting" section within the Company's Code of Ethics and Business Conduct, which deals with reports of wrongdoing generally and the Code of Ethics Applicable to Senior Executives.

2.       SCOPE

These procedures relate to complaints or concerns relating to any questionable Accounting Matters, including, without limitation, the following:

         o fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

         o fraud or deliberate error in the recording and maintaining of financial records of the Company;

         o deficiencies in or noncompliance with the Company's internal accounting controls;

         o misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

         o deviation from full and fair reporting of the Company's financial condition.

3.       PROCEDURES

         (A)      SUBMISSION OF COMPLAINTS

         In submitting a complaint or concern regarding Accounting Matters employees, shareholders and others should exercise due care to ensure the accuracy of information.

                  (i) Employees, shareholders or others may report their complaints or concerns regarding Accounting Matters to the General Counsel of the Company by phone (813-207-2322) or by mail addressed to the General Counsel or the Chairman of the Audit Committee at Gerdau Ameristeel Corporation, P.O. Box 31328, Tampa, Florida 33631.

                           The General Counsel will forward a copy of the same, to the extent appropriate, to the Chair of the Audit Committee. The person submitting a complaint or concern regarding Accounting Matters should include a telephone number at which she or he can be contacted if the General Counsel or the Audit Committee determines that contact is appropriate.

                  (ii) Employees may report their complaints or concerns regarding Accounting Matters on a confidential or anonymous basis by telephone to the ethics hotline at
                           (800) 732-7116.

         (B)      TREATMENT OF COMPLAINTS

         For each complaint or concern regarding Accounting Matters (an "Accounting Complaint"), an inquiry will be initiated to determine if the complaint or concern can be substantiated or has merit. The inquiry will be made by the General Counsel or person designated by the General Counsel unless the Audit Committee designates another person to review the Accounting Complaint (the "Investigator").

         When possible, the Investigator will acknowledge receipt of the Accounting Complaint to the person who submitted it.

         The Investigator will conduct an informal inquiry or review in order to determine, in his or her reasonable judgment, whether a reasonable basis exists for pursuing an investigation or further review of the Accounting Complaint. The purpose of this informal inquiry or review is to screen Accounting Complaints so that the Audit Committee does not have to examine immaterial, frivolous or spurious reports of wrongdoing.

         The Investigator will forward the Accounting Complaint to the Chair of the Audit Committee along with any conclusions she or he may have reached about the merit of the Accounting Complaint.

         Following receipt of the Investigator's report, the Audit Committee will review each matter reported and recommend that the Company or Board take prompt and appropriate corrective or disciplinary action, where necessary. The Audit Committee may enlist employees of the Company (including the General Counsel) and/or outside legal, accounting or other advisors to assist with the investigation or further review of the Accounting Complaint. The Board will be informed of all investigations and reviews upon their conclusion.

         When possible and when determined appropriate by the Audit Committee, notice of any corrective action taken will be given to the person who submitted the Accounting Complaint. If this person is not satisfied with the treatment of his or her complaint, he or she may follow-up the matter with the Chair of the Audit Committee.

         (C)      CONFIDENTIALITY AND ANONYMITY

         Employees, shareholders or others with Accounting Complaints may make their complaint or concern known on a confidential basis or anonymously, as applicable, to the extent reasonable and practicable under the law.

         The Company will make good faith efforts to protect the confidentiality of employees making submissions of Accounting Complaints; provided, however, that the Company or its employees and agents shall be permitted to reveal the employee's identity and confidential information to the extent necessary to permit a thorough and effective investigation.

         (D)      RECORDS

         A confidential file for each Accounting Complaint will be maintained for an appropriate amount of time. This file will relate to the initial Accounting Complaint as well as to any inquiry, investigation and resolution of the Accounting Complaint.

         In addition, the General Counsel will maintain a log of all Accounting Complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report of all Accounting Complaints for the Audit Committee. Copies of these logs and summary reports will be maintained for an appropriate amount of time.

         These records are confidential to the Company and are protected by attorney-client privilege and/or the attorney work product doctrine. Such records will be considered privileged and confidential.

4.       PROTECTION FOR WHISTLEBLOWERS

         The Company will not retaliate or attempt to retaliate and will not tolerate any retaliation or attempted retaliation by any other person or group, directly or indirectly, against any person who

         o        in good faith, submits an Accounting Complaint,

         o provides assistance to the Audit Committee, the General Counsel or the Company's management or any other person or group, including any governmental, regulatory or law enforcement body, investigating or otherwise helping to resolve an Accounting Complaint,

         o provides information regarding any conduct the person reasonably and in good faith believes constitutes a violation of any law or regulation regarding securities fraud in an investigation conducted by any state, provincial or federal regulatory or law enforcement agency or authority or a member or committee of the US Congress or Canadian or provincial legislative bodies, or

         o participates in an investigation, hearing, court proceeding or other administrative inquiry in connection with an Accounting Complaint.

         In addition, the Company will not discharge, demote, suspend, threaten, harass or in any other manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions of such employee with respect to good faith submissions of Accounting Complaints or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

5.       UNSUBSTANTIATED CLAIMS

         If an employee submits an Accounting Complaint in good faith, which is not confirmed by subsequent investigation, no action will be taken against that employee.

         Any employee who knowingly or recklessly makes false accusations of wrongdoing (including making statements or disclosures that are not in good faith) may be subject to discipline, which may include termination.

         Employees who submit Accounting Complaints can and will continue to be held to the Company's general job performance standards. Therefore, an employee against whom legitimate adverse employment actions have been taken or are proposed to be taken for reasons other than prohibited retaliatory actions, such as poor job performance or misconduct by the employee, is prohibited from using this policy as a defense against the Company's lawful actions.

6.       ANNUAL REVIEW

         These procedures will be reviewed periodically by the Audit Committee, taking into account the effectiveness of the procedures in promoting proper disclosure and with a view to minimizing the opportunities to cause improper investigations.

7.       PUBLICATION

         The Company will communicate these procedures to all employees by posting these procedures on the Company's website
         (www.gerdauameristeel.com).

                                                                    12 M.D. & A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      OVERVIEW

      On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully diluted basis following the transaction. Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of more than 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills, including one 50%-owned minimill, 16 scrap recycling facilities and 42 downstream operations (including two 50%-owned joint ventures), the Company primarily serves customers in the eastern two-thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Over 90% of the raw material for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

      BUSINESS UNIT SEGMENTS

      Gerdau Ameristeel is organized with two business unit segments: mills and downstream. The mills segment consists of 11 minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and special bar quality
      (SBQ) products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

                                                                    13 M.D. & A.

     2004 HIGHLIGHTS

      - Record net income of $337.7 million or $1.45 per common share diluted for the year ended December 31, 2004.

      - Record shipments of 5.9 million tons of finished steel for the year ended December 31, 2004.

      - On March 19, 2004, the Company completed the asset acquisition of Potter Form & Tie Company, a rebar fabricator with six locations throughout the Midwest.

      - On April 16, 2004, the Company sold 26.8 million common shares to its parent company, Gerdau S.A., for total proceeds of $97.9 million.

      - On October 15, 2004, the Company sold 70 million common shares for $4.70 (Cdn $5.90), including 35 million to Gerdau S.A. and commenced trading on the New York Stock Exchange.

      - On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated.

      - On November 18, the over-allotment option was exercised, resulting in 8,762,000 common shares being issued, of which Gerdau S.A. purchased 4,381,000.

      - On December 10, 2004, the Company completed the acquisition of Gate City's and RJ Rebar, Inc.'s six rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons.

      The consolidated financial statements of Gerdau Ameristeel for the years ended December 31, 2004 and 2003, include the results of the acquired businesses only subsequent to their acquisition.

                                                                       14 MD & A

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2004, COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2003

The following tables summarize the results of Gerdau Ameristeel for the three months ended December 31, 2004, and for the three months ended December 31, 2003.
(US$ in Thousands)

                                                         THREE MONTHS ENDED                       % OF SALES
                                               DECEMBER 31,    % OF      DECEMBER 31,     % OF     INCREASE    $INCREASE
                                                  2004         SALES         2003         SALES   (DECREASE)   (DECREASE)
                                               ------------    -----     ------------     -----   ---------    ----------
FINISHED STEEL SHIPMENTS (TONS)
REBAR                                               284,016                   349,474
MERCHANT/SPECIAL SECTIONS                           600,084                   509,277
ROD                                                 196,968                   188,478
FABRICATED STEEL                                    192,030                   151,903
                                                  1,273,098                 1,199,132
FLAT ROLLED (JOINT VENTURE)                         187,136                   205,363
                                               ------------              ------------
   TOTAL                                          1,460,234                 1,404,495
                                               ------------              ------------                          ----------
NET SALES                                      $    849,244    100.0%    $    493,176     100.0%               $  356,068
                                                                                                               ----------
OPERATING EXPENSES
   Cost of sales                                    714,959     84.1%         450,536      91.4%     (7.3)%       264,423
   Selling and administrative                        38,840      4.6%          26,398       5.4%     (0.8)%        12,442
   Depreciation                                      22,034      2.6%          19,366       3.9%     (1.3)%         2,668
   Other operating (income)                           (909)     (0.1)%         (1,387)     (0.3)%     0.2%            478
                                               ------------              ------------                          ----------
                                                    774,924     91.2%         494,913     100.4%     (9.2)%       280,011
                                               ------------              ------------                          ----------
INCOME (LOSS) FROM OPERATIONS                        74,320      8.8%          (1,737)     (0.4)%     9.2%         76,057
EARNINGS FROM JOINT VENTURES                         41,145      4.8%           2,405       0.5%      4.3%         38,740
                                               ------------              ------------                          ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         115,465     13.6%             668       0.1%     13.5%        114,797
OTHER EXPENSES
   Interest, net                                     10,863      1.3%          17,104       3.4%     (2.1)%        (6,241)
   Foreign exchange loss                                926      0.1%             540       0.1%      0.0%            386
   Amortization of deferred financing costs             675      0.1%             269       0.1%      0.0%            406
                                               ------------              ------------                          ----------
                                                     12,464      1.5%          17,913       3.6%     (2.1)%        (5,449)
                                               ------------              ------------                          ----------
INCOME (LOSS) BEFORE INCOME TAXES                   103,001     12.1%         (17,245)     (3.5)%    15.6%        120,246
INCOME TAX EXPENSE (BENEFIT)                         36,589      4.3%         (13,876)     (2.8)%     7.1%         50,465
                                               ------------    -----     ------------     -----      ----      ----------
NET INCOME (LOSS)                              $     66,412      7.8%    $     (3,369)     (0.7)%     8.5%     $   69,781
                                               ------------    -----     ------------     -----      ----      ----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC       $       0.23              $      (0.02)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED     $       0.23              $      (0.02)

                                              THREE MONTHS ENDED
                                          DECEMBER 31,  DECEMBER 31,  $ INCREASE  % INCREASE
                                             2004           2003      (DECREASE)  (DECREASE)
                                          ------------  ------------  ----------  ----------
WEIGHTED AVERAGE SELLING PRICE ($/TON)
Mill external shipments                    $  551.08     $  332.63    $ 218.45      65.7%
Fabricated steel shipments                    694.14        451.38      242.76      53.8%
SCRAP CHARGES ($/TON)                         215.50        126.20       89.30      70.8%
METAL SPREAD ($/TON)
Mill external shipments                       335.58        206.43      129.15      62.6%
MILL MANUFACTURING COST ($/TON)               240.75        186.49       54.26      29.1%

                                                                       15 MD & A

NET SALES: Finished tons shipped for the three months ended December 31, 2004, increased 73,966 tons, or 6.2%, compared to the three months ended December 31, 2003. The four new mills contributed shipments of approximately 167,000 tons since the date of the acquisition, offset by a reduction in shipments of the existing ten mills in comparison to the prior year. The existing mills experienced a normal seasonal decrease in shipments in the fourth quarter. During 2003, fourth quarter shipments were strong as customers were buying steel in advance of announced price increases for early 2004. The average mill finished goods selling price was $551 per ton for the three months ended December 31, 2004, up approximately $218 per ton or 65.7% from the average selling price for the three months ended December 31, 2003. The increase in selling price is the result of the dramatic rise in scrap and other raw materials costs as well as tight market supply in the North American long products market. Scrap raw material costs increased 70.8% to $216 per ton for the three months ended December 31, 2004, compared to $126 per ton for the three months ended December 31, 2003. Resurgence in domestic steel capacity utilization, fluctuating demand for scrap materials from China and declines in global scrap supply continue to create volatility in scrap prices.

COST OF SALES: Cost of sales as a percentage of net sales decreased 7.3% for the three months ended December 31, 2004, when compared to the three months ended December 31, 2003. The decrease in the fourth quarter of 2004 is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the three months ended December 31, 2004, average scrap costs represented approximately 47% of mill production costs compared to approximately 41% for the same period in 2003. Mill manufacturing costs were approximately 29.1% higher in the fourth quarter of 2004 compared to the fourth quarter of 2003, primarily as a result of increased yield costs due to the higher cost of scrap, energy and expenses from planned maintenance shutdowns, partially offset by higher production levels, which reduced costs, on a per ton basis, by spreading fixed costs over an increased volume. Margins earned on shipments from the acquired North Star Steel mills were minimal. This is consistent with current purchase price accounting requirements as the finished steel inventories of these mills were recorded at market value. Approximately $24.0 million of the $28.5 million write-up of finished steel inventories for the year ended December 31, 2004, was charged to cost of goods sold in the December quarter.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses for the three months ended December 31, 2004, increased $12.4 million compared to the three months ended December 31, 2003. Included in selling and administrative expenses for the three months ended December 31, 2004, is a non-cash pretax expense of $12.5 million ($7.8 million in the prior period) to mark-to-market outstanding stock appreciation rights (SARs) held by employees. Other selling and administrative expenses increased $7.7 million for the three months ended December 31, 2004, when compared to the three months ended December 31, 2003. The increase is due to increased consulting services and increased salaries and benefits due to an increase in sales and administrative headcount.

DEPRECIATION: Depreciation expense for the three months ended December 31, 2004, increased $2.7 million when compared to the three months ended December 31, 2003. The increase in depreciation for the three months ended December 31, 2004, reflects the additional depreciation expense from the acquisitions and normal increases in depreciation expense from routine equipment additions placed in service over the last year.

OTHER OPERATING INCOME: Other operating income for the three months ended December 31, 2004, of $0.9 million was primarily earned from the mark-to-market of trading securities and a payment received from the U.S. Continued Dumping Subsidy Offset Act. Other operating income for the three months ended December 31, 2003, was approximately $1.4 million.

INCOME FROM OPERATIONS: As a percentage of net sales, operating income for the fourth quarter of 2004 was 8.8% compared to the operating loss of 0.4% for the fourth quarter of 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $129 per ton for the three months ended December 31, 2004, compared to the three months ended December 31, 2003. The improvement in metal spread is the primary factor for the increased operating income in the fourth quarter of 2004. As discussed in cost of sales above, the operating margins for 2004 were impacted by the minimal margins on the acquired North Star Steel inventories.

EARNINGS FROM JOINT VENTURES: Earnings from the Company's 50% joint ventures were $41.1 million for the three months ended December 31, 2004, compared to $2.4 million for the three months ended December 31, 2003. The increase in joint venture earnings in the fourth quarter 2004 compared to fourth quarter 2003 is primarily due

                                                                       16 MD & A

to increased metal spread at the Company's Gallatin Steel joint venture. Selling price increases were significantly greater than the increase in scrap and raw materials costs resulting in an increase in metal spread of $243 per ton in the fourth quarter of 2004 compared to the same period in 2003.

INTEREST EXPENSE AND OTHER EXPENSE ON DEBT: Interest expense and other expense on debt, primarily amortized deferred financing costs, decreased $5.8 million for the three months ended December 31, 2004, compared to the three months ended December 31, 2003. The net decrease in expense for the three months ended December 31, 2004, reflects lower interest expense on reduced debt levels and also a favorable effect of the mark-to-market adjustment on interest rate swaps of $2.5 million versus an expense of $0.8 million in 2003.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including both federal and provincial) are approximately 39% and 34%, respectively, for the three months ended December 31, 2004 and 2003. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $2.9 million in the three months ended December 31, 2004.

SEGMENTS: Gerdau Ameristeel is organized with two business unit segments: mills and downstream.

Mills segment sales increased to $952.3 million for three months ended December 31, 2004, from $500.8 million for the three months ended December 31, 2003. Mills segment sales include sales to the downstream segment of $254.1 million and $79.7 million for the three months ended December 31, 2004 and 2003, respectively. Included in the current year mill segment sales are $106.0 million in sales related to the acquired mills. Mills segment operating income for three months ended December 31, 2004, was $112.8 million compared to operating income of $6.5 million for the three months ended December 31, 2003, an increase of $106.3 million. The increase in operating income in the fourth quarter of 2004 is primarily the result of higher metal spreads and higher shipment volumes.

Downstream segment sales increased to $151.1 million for the three months ended December 31, 2004, from $72.1 million for the three months ended December 31, 2003. Downstream segment operating income was $4.0 million for the three months ended December 31, 2004, compared to a $2.3 million operating income for the three months ended December 31, 2003.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2004 and 2003 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA is earnings before interest, taxes, depreciation and amortization and includes cash distributions from joint ventures, but excludes earnings from joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. The reader is cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. Reconciliation of EBITDA to net income (loss) for the three months ended December 31, 2004 and 2003 is shown below:

FOR THE THREE MONTHS ENDED
($000S) DECEMBER 31,               2004         2003
-----------------------------    --------     --------
NET INCOME (LOSS)                $ 66,412     $ (3,369)

INCOME TAX EXPENSE
(BENEFIT)                          36,589      (13,876)

INTEREST AND OTHER
EXPENSE ON DEBT                    10,863       17,104

DEPRECIATION AND AMORTIZATION      22,709       19,635

EARNINGS FROM JOINT VENTURES      (41,145)      (2,405)

CASH DISTRIBUTION FROM
JOINT VENTURES                     35,425            -
                                 --------     --------
EBITDA                           $130,853     $ 17,089
                                 --------     --------

                                                                       17 MD & A

YEAR ENDED DECEMBER 31, 2004, COMPARED TO YEAR ENDED DECEMBER 31, 2003.
The following tables summarize the results of Gerdau Ameristeel for the year ended December 31, 2004, and for the year ended December 31, 2003.
(US$ in Thousands)

                                                              YEAR ENDED                            % OF SALES
                                               DECEMBER 31,     % of      DECEMBER 31,      % of     INCREASE     $ INCREASE
                                                   2004         SALES         2003         SALES    (DECREASE)     (DECREASE)
                                               ------------     -----     ------------     -----    ---------     -----------
FINISHED STEEL SHIPMENTS (TONS)
REBAR                                             1,322,826                 1,525,981
MERCHANT/SPECIAL SECTIONS                         2,312,704                 2,029,054
ROD                                                 786,662                   636,207
FABRICATED STEEL                                    755,818                   630,904
                                                  5,178,010                 4,822,146
FLAT ROLLED (JOINT VENTURE)                         757,509                   743,976
                                               ------------               -----------
   TOTAL                                          5,935,519                 5,566,122
                                               ------------               -----------
NET SALES                                      $  3,009,854     100.0%    $ 1,811,171      100.0%                 $ 1,198,683
OPERATING EXPENSES
   Cost of sales                                  2,450,945      81.4%      1,668,478       92.1%      (10.7)%        782,467
   Selling and administrative                       109,384       3.6%         81,565        4.5%       (0.9)%         27,819
   Depreciation                                      79,311       2.5%         71,951        4.0%       (1.5)%          7,360
   Other operating (income)                          (3,062)      0.1%         (1,480)      (0.1)%       0.2%          (1,582)
                                               ------------               -----------                             -----------
                                                  2,636,578      87.6%      1,820,514      100.5%      (12.9)%        816,064
                                               ------------               -----------                             -----------
INCOME (LOSS) FROM OPERATIONS                       373,276      12.4%         (9,343)      (0.5)%      12.9%         382,619
EARNINGS FROM JOINT VENTURES                        141,474       4.7%          7,667        0.4%        4.3%         133,807
                                               ------------               -----------                             -----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES         514,750      17.1%         (1,676)      (0.1%)      17.2%         516,426
OTHER EXPENSES
   Interest, net                                     56,330       1.9%         59,880        3.3%       (1.4)%         (3,550)
   Foreign exchange loss                              8,123       0.2%            726        0.1%        0.1%           7,397
   Amortization of deferred financing costs           2,551       0.1%          4,399        0.2%       (0.1)%         (1,848)
                                                     67,004       2.2%         65,005        3.6%       (1.4)%          1,999
                                               ------------               -----------                             -----------
INCOME (LOSS) BEFORE INCOME TAXES                   447,746      14.9%        (66,681)      (3.7)%      18.6%         514,427
INCOME TAX EXPENSE (BENEFIT)                        110,077       3.7%        (39,770)      (2.2)%       5.9%         149,847
                                               ------------               -----------                             -----------
INCOME (LOSS) BEFORE MINORITY INTEREST              337,669      11.2%        (26,911)      (1.5)%      12.7%         364,580
MINORITY INTEREST                                         -       0.0%            217        0.0%        0.0%            (217)
                                               ------------     -----     -----------      -----      ------      -----------
NET INCOME (LOSS)                              $    337,669      11.2%    $    26,694)      (1.5)%      12.7%     $   364,363
                                               ------------     -----     -----------      -----      ------      -----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC       $       1.46               $     (0.14)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED     $       1.45               $     (0.14)

                                                   YEAR ENDED
                                            DECEMBER 31,     DECEMBER 31      $ INCREASE     % INCREASE
                                               2004              2003         (DECREASE)     (DECREASE)
                                            ------------     ------------     ----------     ----------
WEIGHTED AVERAGE SELLING PRICE ($/TON)
   Mill external shipments                  $   491.77       $     310.19     $   181.58       58.5%
   Fabricated steel shipments                   601.07             438.83         162.24       37.0%
SCRAP CHARGES ($/TON)                       $   189.34       $     112.51     $    76.83       68.3%
METAL SPREAD ($/TON)
   Mill external shipments                      302.43             197.68         104.75       53.0%
MILL MANUFACTURING COST ($/TON)             $   210.62       $     177.88     $    32.74       18.4%

                                                                       18 MD & A

NET SALES: Finished tons shipped for the year ended December 31, 2004, increased 355,864 tons, or 7.4%, compared to the year ended December 31, 2003. The increase in tons reflects stronger steel demand from the prior year as well as two months shipments from the acquired mills of approximately 167,000 tons. Average mill finished goods selling prices increased $182 per ton, or 58.5%, from the average selling prices for the year ended December 31, 2003. Selling price increases were partially offset by scrap raw material costs that increased 68.3% for the year ended December 31, 2004, compared to the year ended December 31, 2003. In 2004, the Company and other minimill producers have increased steel selling prices in response to higher scrap and other manufacturing costs. Strong demand for scrap materials from China, combined with the relative valuation of the U.S. dollar versus the currencies of Europe, Japan, Canada and other steel producing countries has increased the attractiveness of scrap material exports pushing the cost of scrap raw material up dramatically. Also, resurgence in domestic steel capacity utilization and declines in global scrap supply have added volatility to scrap prices.

COST OF SALES: Cost of sales as a percentage of net sales decreased 10.7% for the year ended December 31, 2004, compared to the year ended December 31, 2003. The decrease is primarily attributable to sales revenue increases greater than the increases in raw materials and production costs. Historically, scrap costs typically account for approximately 35% to 45% of mill production costs. In the year ended December 31, 2004, average scrap costs represented approximately 47% of mill production costs, compared to approximately 39% for the same period in 2003. Mill manufacturing costs were approximately 18.4% higher as a result of increased yield costs due to the higher cost of scrap, higher energy cost and higher maintenance expenses partially offset by higher production levels that reduced costs on a per ton basis, by spreading fixed costs over an increased volume. Margins earned on shipments from the acquired North Star Steel mills were minimal. This is consistent with current purchase price accounting requirements as the finished steel inventories of these mills were recorded at market value. Approximately $24.0 million of the $28.5 million write-up in steel inventories for the year ended December 31, 2004, was charged to cost of goods sold in the December quarter.

SELLING AND ADMINISTRATIVE: Selling and administrative expenses for the year ended December 31, 2004, increased $27.8 million when compared to the year ended December 31, 2003. Included in selling and administrative expenses for the year ended December 31, 2004, is a non-cash pretax expense of $21.8 million to mark-to-market outstanding stock appreciation rights (SARs) and other equity-based compensation held by employees compared to $9.4 million for the same period in the prior year. Other selling and administrative expenses increased $15.4 million for the year ended December 31, 2004, when compared to the year ended December 31, 2003. The increase is due to increased consulting services and increased salaries and benefits due to an increase in sales and administrative headcount.

DEPRECIATION: Depreciation for the year ended December 31, 2004, increased $7.4 million when compared to the year ended December 31, 2003. The increase in depreciation for the year ended December 31, 2004 reflects normal increases in depreciation expense from routine equipment additions placed in service during the last year and the depreciation expense recorded at the acquired operations.

OTHER OPERATING INCOME: Other operating income for the year ended December 31, 2004, was $3.1 million of which $1.2 million was recorded from an insurance settlement relating to a power interruption claim from a prior year, $1.0 million of gains from mark-to-market of trading securities, and $1.0 million collected under the U.S. Continued Dumping Subsidy Offset Act. Other operating income for the year ended December 31, 2003, was approximately $1.5 million, which included an electricity power rebate in the Province of Ontario from our Cambridge and Whitby facilities offset by a charge for a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs, costs associated with a fabricating plant shutdown expense and start-up costs associated with new process automation controls at the Knoxville, Tenn., rolling mill.

INCOME FROM OPERATIONS: As a percentage of net sales, operating income for 2004 was 12.4% compared to an operating loss of 0.5% for 2003. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 53.0% to $302 per ton for the year ended December 31, 2004, from $198 per ton for the year ended December 31, 2003. The improvement in metal spread is the primary factor for the increase in operating income in 2004; however, improved operating performances and increased shipment volumes also contributed to the increase. As discussed in cost of sales above, the improvement in operating margins for 2004 was partly offset by the minimal margins on the acquired North Star Steel inventories.

EARNINGS FROM JOINT VENTURES: Earnings from the Company's 50% joint ventures were $141.5 million for the year ended December 31, 2004, compared to $7.7 million for the year ended December 31, 2003. Flat rolled sheet selling prices rising in excess of previous historical level highs, combined with excellent operating performance, offset increased scrap, alloy and

                                                                       19 MD & A

energy costs to produce record results at Gallatin Steel. Metal spread at Gallatin Steel for the year ended December 31, 2004, was $361 per ton in comparison to $163 per ton for the same period in the prior year.

INTEREST EXPENSE AND OTHER EXPENSE ON DEBT: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $5.4 million for the year ended December 31, 2004, compared to the year ended December 31, 2003. Included in the interest expense for the year ended December 31, 2004, is $1.6 million of income relating to a favorable mark-to-market adjustment on interest rate swap arrangements in comparison to a $5.6 million expense for the year ended December 31, 2003. Included in the deferred finance costs for the year ended December 31, 2003, was a charge of $2.1 million relating to the write-off of un-amortized costs of the extinguished debt.

INCOME TAXES: Statutory income tax rates in the United States (including both federal and state) and Canada (including both federal and provincial) are approximately 39% and 34%, respectively, for the years ended December 31, 2004 and 2003. Through effective tax planning, the Company reduced the income tax expense from the statutory rates by approximately $15 million and $7.5 million in the years ended December 31, 2004 and 2003, respectively.

The Company also recorded the utilization of net operating losses related to the U.S. operations that resulted in a $48.6 million reduction of tax expense. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the high profitability of our U.S. operations, the Company was able to utilize these losses. This resulted in approximately an 11% reduction of the Company's effective annual income tax rate.

SEGMENTS: Gerdau Ameristeel is organized with two business unit segments: mills and downstream.

Mills segment sales increased to $3,180.6 million for year ended December 31, 2004, from $1,821.8 million for the year ended December 31, 2003. Mills segment sales include sales to the downstream segment of $688.5 million and $314.7 million for the years ended December 31, 2004 and 2003, respectively. Included in the current year mill segment sales are $106 million related to the acquired mills. Mills segment operating income for the year ended December 31, 2004, was $428.8 million compared to $3.1 million operating loss for the year ended December 31, 2003, an increase of $431.9 million. The increase in operating income in 2004 is primarily the result of higher metal spreads, higher shipment volumes and improved operating performance at the Perth Amboy, Sayreville and Whitby mills.

Downstream segment sales increased to $517.7 million for the year ended December 31, 2004, from $304.1 million for the year ended December 31, 2003. Downstream segment operating income for the year ended December 31, 2004, was $18.9 million compared to $10.7 million for the year ended December 31, 2003, an increase of $8.2 million. The increase in profit is primarily due to increased average selling prices of $162 per ton.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2004 and 2003 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: Reconciliation of EBITDA to net income (loss) for the years ended December 31, 2004 and 2003, is shown below:

FOR THE YEAR ENDED ($000S)         DECEMBER 31, 2004      DECEMBER 31, 2003
-----------------------------      -----------------      -----------------
NET INCOME (LOSS)                    $     337,669          $     (26,694)
INCOME TAX EXPENSE
(BENEFIT)                                  110,077                (39,770)
INTEREST AND OTHER
EXPENSE ON DEBT                             56,330                 59,880
DEPRECIATION AND AMORTIZATION               81,862                 76,350
EARNINGS FROM JOINT VENTURES              (141,474)                (7,667)
CASH DISTRIBUTION
FROM JOINT VENTURES                         82,803                  3,620
MINORITY INTEREST                                -                   (217)
                                     -------------          -------------
EBITDA                               $     527,267          $      65,502
                                     -------------          -------------

                                                                       20 MD & A

CANADIAN GAAP

The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP, for the three months ended December 31, 2004 and 2003, net income (loss) was $66.2 million and $(2.6) million, an increase of $68.8 million. Under Canadian GAAP for the years ended December 31, 2004 and 2003, net income (loss) was $341.5 million and $(24.1) million, an increase of $365.6 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 18 to the audited consolidated financial statements for the years ended December 31, 2003 and 2004. The following is a summary of these differences:

- Under U.S. GAAP, joint ventures are accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. This means that 50% of each line item is recorded, such as individual assets and liabilities, sales, costs of sales, interest, depreciation and amortization. This means, among other differences, that depreciation expense associated with our joint ventures is not reported under U.S. GAAP.

- As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long-term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment, which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and, therefore, negative goodwill is allocated to the equity investment and property, plant and equipment.

- Comprehensive income is not reported under Canadian GAAP. Under U.S. GAAP, comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-shareholder sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and foreign currency translation gains and losses.

- Under U.S. GAAP, an additional minimum pension liability is charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation (ABO) exceeds the fair value of the plan assets, and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. The recognition of an additional minimum liability is not required under Canadian GAAP.

- Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

OPERATING ACTIVITIES: Net cash provided by operations for the year ended December 31, 2004, was $125.0 million compared to net cash provided by operations of $36.9 million for the year ended December 31, 2003. Excluding the impact of the acquired operations, for the year ended December 31, 2004, accounts receivable increased $13.4 million as a result of increased sales volumes and higher selling prices. In 2004, inventories increased $278.7 million as a result of higher costs associated with scrap, billets and finished products caused by the dramatic increase in scrap costs. Offsetting these uses of cash, accounts payable and other liabilities increased $58.2 million in 2004 primarily as a result of the increased cost of scrap.

                                                                       21 MD & A

INVESTING ACTIVITIES: Net cash used in investing activities was $380.6 million in the year ended December 31, 2004, compared to $52.5 million in the year ended December 31, 2003. For the year ended December 31, 2004, capital expenditures totaled $82.1 million. During 2004, Gerdau Ameristeel made the following acquisitions: in March 2004, the Company acquired the operating assets of Potter Form & Tie Co., a rebar fabricator in the Midwest United States for $11.1 million in cash; in November of 2004, the Company acquired four North Star Steel mills and three downstream facilities from Cargill for $320.8 million, of which $51.8 million was accrued at December 31, 2004; and in December, the Company acquired the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities for $16.4 million. Also, in 2004, the Company received $82.8 million in cash distributions from its joint venture investments.

FINANCING ACTIVITIES: Net cash provided by financing activities was $329.8 million in the year ended December 31, 2004, compared to net cash provided by financing activities of $13.3 million in the year ended December 31, 2003. Revolving credit payments were $212.8 million in 2004. Also, in the first quarter 2004, the Company obtained a short-term $25.0 million loan, guaranteed by Gerdau S.A., from a Brazilian bank which was repaid in the fourth quarter.

On April 16, 2004, the Company sold 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million (Cdn $131.3 million). The proceeds were used for general corporate purposes, including capital expenditures, working capital and repayment of debt.

On October 15, 2004, the Company sold 70 million common shares for $4.70 (Cdn $5.90) per share, including 35 million common shares to Gerdau S.A., and on November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. These transactions generated net proceeds of approximately $362.4 million after deducting underwriters' fees and estimated expenses. The proceeds were used primarily for the purchase of the North Star Steel assets.

OUTSTANDING SHARES

As of December 31, 2004, the Company had outstanding 304,028,122 common shares and Cdn $125.0 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

On October 15, 2004, the common shares of the Company commenced trading on the New York Stock Exchange under the symbol "GNA." The common shares will continue to trade on the Toronto Stock Exchange, also under the symbol "GNA."

CREDIT FACILITIES AND INDEBTEDNESS

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10 3/8% Senior Notes and entered into a $350.0 million Senior Secured Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following the refinancing, the principal sources of liquidity are cash flow generated from operations and borrowings under the new Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service.

The following is a summary of existing credit facilities and other long-term debt:

SENIOR SECURED CREDIT FACILITY: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the

                                                                       22 MD & A

borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At December 31, 2004, borrowings were $27,000, and there was $295.0 million available under the Senior Secured Credit Facility compared to $135.0 million borrowed and $130.3 million available at December 31, 2003.

Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

SENIOR NOTES: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario, and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AMERISTEEL BRIGHT BAR, INC. TERM LOAN: At December 31, 2004, AmeriSteel Bright Bar, Inc. had a $2.7 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

INDUSTRIAL REVENUE BONDS: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2004. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

RELATED PARTY LOANS: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter of 2003 using proceeds from the refinancing. In conjunction with the issuance of the $405 million Senior Notes in June 2003, $35.0 million of the notes were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. (See Senior Notes above.) In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A and has subsequently been repaid.

CONVERTIBLE DEBENTURES: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is

                                                                       23 MD & A

required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

CAPITAL LEASES: Gerdau Ameristeel had $1.3 million of capital leases as of December 31, 2004.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $82.1 million on capital projects in the year ended December 31, 2004, compared to $55.2 million in the same period in 2003. Major capital projects in 2004 included caster upgrades of $10.0 million, mill control upgrades of $5.5 million, warehouse and material handling improvements of $16.0 million, sub-station upgrades of $3.5 million, reheat furnace improvements of $10.0 million and information system upgrades of $4.0 million.

OFF-BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table presents the Company's contractual obligations as of December 31, 2004.

                                                            LESS THAN       1 - 3         4 - 5        AFTER 5
CONTRACTUAL OBLIGATIONS ($000'S)              TOTAL          ONE YEAR       YEARS         YEARS         YEARS
-------------------------------------     -------------    -----------    ---------    ----------    ----------
LONG-TERM DEBT (1)                        $     434,016    $     1,193    $   1,509    $      634    $  430,680
CONVERTIBLE DEBENTURES                          103,855              -      103,855             -             -
INTEREST (2)                                    311,116         43,013      135,563        85,677        46,863
OPERATING LEASES (3)                             76,641         14,530       18,886        13,183        30,042
CAPITAL EXPENDITURES (4)                        161,559        113,091       48,468             -             -
UNCONDITIONAL PURCHASE OBLIGATIONS (5)           88,374         88,374            -             -             -
PENSION FUNDING OBLIGATIONS (6)                  20,700         20,700            -             -             -
                                          -------------    -----------    ---------    ----------    ----------
TOTAL CONTRACTUAL OBLIGATIONS             $   1,196,261    $   280,901    $ 308,281    $   99,494    $  507,585
                                          -------------    -----------    ---------    ----------    ----------

(1) Total amounts are included in the December 31, 2004, consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of December 31, 2004.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2004.

(4)   Purchase obligations for capital expenditure projects in progress.

(5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included only for 2005 as the amount of funding obligations beyond the next year are not yet determinable.

                                                                       24 MD & A

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.

ANNUAL RESULTS
YEARS ENDED DECEMBER 31,                      2002              2003               2004
----------------------------------        -----------       -------------       -----------
NET SALES                                 $  1,053,76       $   1,811,171       $ 3,009,854
NET INCOME (LOSS)                              11,049             (26,694)          337,669
EARNINGS PER COMMON SHARE, BASIC                 0.08               (0.14)             1.46
EARNINGS PER COMMON SHARE, DILUTED               0.08               (0.14)             1.45
TOTAL ASSETS                                1,513,724           1,665,540         2,582,023
TOTAL LONG-TERM DEBT                      $   463,423       $     641,005       $   519,333

Revenues have significantly increased over the past three years as a result of acquisitions and increases in selling prices. The increase in net income is a result of increases in metal spread.

QUARTERLY RESULTS                                       MARCH 31,       JUNE 30,        SEPTEMBER 30,     DECEMBER 31,
--------------------------------------------------     -----------     -----------      -------------     ------------
2004
   NET SALES                                           $   618,953     $   733,774        $ 807,883       $    849,244
   COST OF SALES                                           541,257         556,288          638,441            714,959
                                                       -----------     -----------        ---------       ------------
   NET INCOME                                               21,505         105,466          144,286             66,412
                                                       -----------     -----------        ---------       ------------
   EARNINGS PER COMMON SHARE, BASIC AND DILUTED               0.11            0.48             0.64               0.23

2003
   NET SALES                                           $   416,563     $   440,797        $ 460,635       $    493,176
   COST OF SALES                                           391,699         399,580          426,663            450,536
                                                       -----------     -----------        ---------       ------------
   NET LOSS                                                 (6,311)         (6,886)         (10,128)            (3,369)
                                                       -----------     -----------        ---------       ------------
   EARNINGS (LOSS) PER COMMON SHARE,BASIC AND
   DILUTED                                                   (0.03)          (0.03)           (0.05)            (0.02)

The increase in metal spread is the primary factor for the significant increase in net income for the four quarters ending December 31, 2004, as compared to 2003. The increase in net sales is primarily the result of increased selling prices over the past eight quarters.

CRITICAL ACCOUNTING POLICES

Gerdau Ameristeel's Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.

Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company's accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.

                                                                       25 MD & A

REVENUE RECOGNITION

The Company's products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management's best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

ACCOUNTING FOR GOODWILL

In assessing the recoverability of goodwill and other intangible assets with indefinite lives, management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates and related assumptions change in the future, the Company may be required to record impairment charges not previously recorded. The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets, and is required to assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. The first step is a screen for impairment, and the second step measures the amount of any impairment. These tests utilize fair value amounts that are determined by estimated future cash flows developed by management.

LONG-LIVED ASSETS

The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company's long-lived assets primarily include property, plant and equipment used in operations and property held for sale.

ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply, and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations and current technology. The liability estimates are reviewed periodically and,

                                                                       26 MD & A

as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

POST RETIREMENT BENEFITS

Primary actuarial assumptions are determined as follows:

- The expected long-term rate of return on plan assets is based on the Company's estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

- The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company's obligation and expense.

- The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company's long-term compensation policies. An increase in the rate would increase the Company's obligation and expense.

- The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company's obligation and expense.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of July 1, 2005. The Company is currently evaluating the requirements of SFAS 123R and expects that the adoption will not have a material impact on consolidated results of operations and earnings per share; however, the effect of adopting the new rule is dependent on the number of options granted in the future, the terms of those awards and their fair values. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expenses. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 is not expected to have a significant impact on the consolidated results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or

                                                                       27 MD & A

other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 6). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore, the adoption of FIN 46 had no impact on the Company for the year ended December 31, 2004.

RISKS AND UNCERTAINTIES

EXCESS GLOBAL CAPACITY IN THE STEEL INDUSTRY AND THE AVAILABILITY OF COMPETITIVE SUBSTITUTE MATERIAL HAVE RESULTED IN INTENSE COMPETITION, WHICH MAY EXERT DOWNWARD PRESSURE ON THE PRICES OF THE COMPANY'S PRODUCTS.

The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers' product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company's products, which would adversely affect sales and profit margins.

THE CYCLICAL NATURE OF THE STEEL INDUSTRY AND THE INDUSTRIES WE SERVE AND ECONOMIC CONDITIONS IN NORTH AMERICA AND WORLDWIDE MAY CAUSE FLUCTUATIONS IN THE COMPANY'S REVENUE AND PROFITABILITY.

The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company's products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company's revenue and profitability.

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American

                                                                       28 MD & A

markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

STEEL OPERATIONS REQUIRE SUBSTANTIAL CAPITAL INVESTMENT AND MAINTENANCE EXPENDITURES THAT MAY ENCOURAGE PRODUCERS TO MAINTAIN PRODUCTION IN PERIODS OF REDUCED DEMAND, WHICH MAY IN TURN EXERT DOWNWARD PRESSURE ON PRICES FOR THE COMPANY'S PRODUCTS.

Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a minimill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

UNEXPECTED EQUIPMENT FAILURES MAY LEAD TO PRODUCTION CURTAILMENTS OR SHUTDOWNS.

Interruptions in the Company's production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company's facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company's insurance may not cover its losses.

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy has reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and, if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and oxygen and, therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 40% of the Company's employees are represented by the United Steelworkers of America under collective bargaining agreements. The agreements have different expiration dates beginning in March 2005. Negotiations have begun with respect to the agreement expiring in March 2005. The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company's operations. Labor organizing activities could occur at one or more of the Company's other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company's financial results and results of operations.

                                                                       29 MD & A

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change, which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS, WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last few years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S. and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S. dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S. and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S LEVEL OF INDEBTEDNESS COULD AVERSELY AFFECT ITS ABILITY TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS, LIMIT ITS ABILITY TO REACT TO CHANGES IN THE ECONOMY OR ITS INDUSTRY AND PREVENT IT FROM MEETING OBLIGATIONS UNDER ITS DEBT AGREEMENTS.

The Company's degree of leverage could have the following consequences:

- it may limit the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

-     it may limit the Company's ability to declare dividends;

- a portion of the Company's cash flows from operations must be dedicated to the payment of interest on indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

- certain of the Company's borrowings, including borrowings under the senior secured credit facility, are at variable rates of interest, exposing the Company to the risk of increased interest rates;

- it may limit the Company's ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to competitors that have less debt;

- the Company may be vulnerable in a downturn in general economic conditions; and

- the Company may be unable to make capital expenditures that are important to growth and strategies.

                                                                 30 AUDIT REPORT

THE COMPANY IS EXPOSED TO FLUCTUATIONS IN INTEREST RATES.

Certain of the Company's borrowings, primarily borrowings under the senior secured credit facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, debt service obligations on the variable rate indebtedness would increase and net income would decrease. Significant changes in interest rates can increase the Company's interest expense and have a material adverse effect on the Company's results of operations or financial condition.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs. Funding requirements may rise above expected amounts commencing in 2005 if temporary relief provisions enacted by the United States Congress are not extended.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers and cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $141.5 million to net income for the year ended December 31, 2004, and $7.7 million to net income for the year ended December 31, 2003. The Company received $82.8 million of cash distributions from its joint ventures in the year ended December 31, 2004, and $3.6 million of cash distributions for the year ended December 31, 2003. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin Steel's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

                                                                 31 AUDIT REPORT

REPORT OF INDEPENDENT REGISTERED
      CERTIFIED PUBLIC ACCOUNTING FIRM

      TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
      OF GERDAU AMERISTEEL CORPORATION:

      In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings (loss), of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements comprise assets of 6 percent of the related consolidated totals as of December 31, 2004 and earnings from joint ventures which comprises 29 percent of the related consolidated income before income taxes for the year ended December 31, 2004. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion

      /s/ PricewaterhouseCoopers LLP

      Tampa, Florida
      March 4, 2005

                                                         32 FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in Thousands)

                                                             DECEMBER 31,    DECEMBER 31,
                                                                 2004            2003
                                                             ------------    ------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                   $    88,132     $     9,950
  Restricted cash and cash equivalents                                465               -
  Accounts receivable, net of allowance of $4,000 in 2004
  and $4,100 in 2003                                              360,379         205,226
  Inventories (note 4)                                            853,155         352,842
  Deferred tax assets (note 10)                                     8,754          13,269
  Other current assets                                             28,808          20,701
                                                              -----------     -----------
  TOTAL CURRENT ASSETS                                          1,339,693         601,988
                                                              -----------     -----------
INVESTMENTS (note 6)                                              177,795         118,630
PROPERTY, PLANT AND EQUIPMENT (note 5)                            919,862         795,063
GOODWILL                                                          122,716         116,564
DEFERRED FINANCING COSTS                                           13,616          16,063
DEFERRED TAX ASSETS (note 10)                                       8,234          17,160
OTHER ASSETS                                                          107              72
                                                              -----------     -----------
  TOTAL ASSETS                                                $ 2,582,023     $ 1,665,540
                                                              -----------     -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                            $   295,001     $   208,612
  Accrued salaries, wages and employee benefits                    56,428          29,732
  Accrued interest                                                 21,071          23,730
  Other current liabilities                                        54,715          34,357
  Acquisition liability                                            51,790               -
  Current portion of long-term borrowings (note 7)                  4,644           2,774
                                                              -----------     -----------
  TOTAL CURRENT LIABILITIES                                       483,649         299,205
                                                              -----------     -----------
LONG-TERM BORROWINGS, LESS CURRENT PORTION (note 7)               432,823         562,703
CONVERTIBLE DEBENTURES (note 9)                                    86,510          78,302
ACCRUED BENEFIT OBLIGATIONS (note 11)                             107,174          93,047
OTHER LIABILITIES                                                  68,325          45,172
DEFERRED TAX LIABILITIES (note 10)                                 38,778          53,504
                                                              -----------     -----------
  TOTAL LIABILITIES                                             1,217,259       1,131,933
                                                              -----------     -----------
SHAREHOLDERS' EQUITY
  Capital stock (note 13)                                       1,008,511         547,601
  Retained earnings (accumulated deficit)                         311,853         (25,816)
  Accumulated other comprehensive income                           44,400          11,822
                                                              -----------     -----------
  TOTAL SHAREHOLDERS' EQUITY                                    1,364,764         533,607
                                                              -----------     -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 2,582,023     $ 1,665,540
                                                              -----------     -----------

See accompanying notes to consolidated financial statements.

                                                         33 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in Thousands, Except Earnings per Share Data)

                                                            YEAR ENDED         YEAR ENDED
                                                        DECEMBER 31, 2004  DECEMBER 31, 2003
                                                        -----------------  -----------------
NET SALES                                                  $ 3,009,854        $ 1,811,171
OPERATING EXPENSES
  Cost of sales                                              2,450,945          1,668,478
  Selling and administrative                                   109,384             81,565
  Depreciation                                                  79,311             71,951
  Other operating (income) expense                              (3,062)            (1,480)
                                                           -----------        -----------
                                                             2,636,578          1,820,514
                                                           -----------        -----------
INCOME (LOSS) FROM OPERATIONS                                  373,276             (9,343)
EARNINGS FROM JOINT VENTURES                                   141,474              7,667
                                                           -----------        -----------
INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES           514,750             (1,676)
OTHER EXPENSES
  Interest, net                                                 56,330             59,880
  Foreign exchange loss                                          8,123                726
  Amortization of deferred financing costs                       2,551              4,399
                                                           -----------        -----------
                                                                67,004             65,005
                                                           -----------        -----------
INCOME (LOSS) BEFORE INCOME TAXES                              447,746            (66,681)
INCOME TAX EXPENSE (BENEFIT) (NOTE 10)                         110,077            (39,770)
                                                           -----------        -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                         337,669            (26,911)
MINORITY INTEREST                                                    -                217
                                                           -----------        -----------
NET INCOME (LOSS)                                          $   337,669        $   (26,694)
                                                           -----------        -----------
EARNINGS (LOSS) PER COMMON SHARE - BASIC                   $      1.46        $     (0.14)
EARNINGS (LOSS) PER COMMON SHARE - DILUTED                 $      1.45        $     (0.14)

See accompanying notes to consolidated financial statements.

                                                         34 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (US$ in Thousands, Except Earnings per Share Data)

                                                                       RETAINED     ACCUMULATED
                                                                       EARNINGS        OTHER
                                         NUMBER OF       INVESTED    (ACCUMULATED  COMPREHENSIVE
                                           SHARES        CAPITAL       DEFICIT)    INCOME (LOSS)      TOTAL
                                        -----------    -----------   ------------  -------------   ----------
BALANCES AT DECEMBER 31, 2002           184,892,360    $   513,400    $      878     $  (21,086)   $  493,192
NET LOSS                                                                 (26,694)                     (26,694)
OTHER COMPREHENSIVE INCOME:
  Unrealized loss on cash flow hedge                                                      3,465         3,465
  Foreign exchange                                                                       24,086        24,086
  Minimum pension liability, net of
  tax of $3.2M                                                                            5,357         5,357
COMPREHENSIVE INCOME                                                                                    6,214
ACQUISITION OF MINORITY INTEREST         13,198,501         34,201                                     34,201
                                        -----------    -----------    ----------     ----------    ----------
BALANCES AT DECEMBER 31, 2003           198,090,861    $   547,601    $  (25,816)    $   11,822    $  533,607
                                        -----------    -----------    ----------     ----------    ----------
NET INCOME                                                               337,669                      337,669
OTHER COMPREHENSIVE INCOME:
  Foreign exchange                                                                       36,400        36,400
  Minimum pension liability, net of
  tax of $2.1M                                                                           (3,822)       (3,822)
COMPREHENSIVE INCOME                                                                                  370,247
STOCK ISSUANCE                          105,562,000        460,203                                    460,203
EMPLOYEE STOCK OPTIONS                      375,261            707                                        707
                                        -----------    -----------    ----------     ----------    ----------
BALANCES AT DECEMBER 31, 2004           304,028,122    $ 1,008,511    $  311,853     $   44,400    $1,364,764
                                        -----------    -----------    ----------     ----------    ----------

See accompanying notes to consolidated financial statements.

                                                         35 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in Thousands)

                                                                      YEAR ENDED      YEAR ENDED
                                                                     DECEMBER 31,    DECEMBER 31,
                                                                         2004            2003
                                                                     ------------    ------------
OPERATING ACTIVITIES
NET INCOME (LOSS)                                                      $ 337,669       $ (26,694)
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
  Depreciation                                                            79,311          71,951
  Amortization                                                             2,551           4,399
  Deferred income taxes                                                    7,463         (22,327)
  Gain on disposition of property, plant and equipment                         -             (45)
  Foreign exchange on related party loans                                      -           7,241
  Income from joint ventures                                            (141,474)         (7,667)
  Distributions from joint ventures                                       82,803           3,620
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
  Accounts receivable                                                    (13,355)        (42,406)
  Inventories                                                           (278,679)          2,577
  Other assets                                                            (9,531)         (5,437)
  Liabilities                                                             58,222          51,672
                                                                       ---------       ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                124,980          36,884
                                                                       ---------       ---------
INVESTING ACTIVITIES
  Additions to property, plant and equipment                             (82,149)        (55,151)
  Acquisitions                                                          (298,422)              -
  Proceeds from dispositions of property, plant, and equipment                 -           2,643
  Sales of short-term investments                                         60,051               -
  Purchases of short-term investments                                    (60,051)              -
                                                                       ---------       ---------
NET CASH USED IN INVESTING ACTIVITIES                                   (380,571)        (52,508)
                                                                       ---------       ---------
FINANCING ACTIVITIES
  Proceeds from issuance of new debt                                      25,000         542,357
  Payments on term loans                                                 (25,664)       (513,182)
  Senior Secured Credit Facility borrowings                               82,788               -
  Senior Secured Credit Facility payments                               (212,754)              -
  Additions to deferred financing costs                                        -         (15,639)
  Changes in minority interest                                                 -            (217)
  Changes in restricted cash                                                (465)              -
  Proceeds from issuance of employee stock option purchases                  707               -
  Proceeds from the issuance of common stock                             460,203               -
                                                                       ---------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                329,815          13,319
                                                                       ---------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS               3,958            (287)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          78,182          (2,592)
                                                                       ---------       ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           9,950          12,542
                                                                       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $  88,132       $   9,950
                                                                       ---------       ---------

See accompanying notes to consolidated financial statements.

                                                         36 FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in Thousands)

NOTE 1 - BASIS OF PRESENTATION

Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel") is a Canadian corporation, whose indirect majority shareholder is Gerdau S.A., a Brazilian company. On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. The "Gerdau North America Group" consisted of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. (collectively, "GUSA"). This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. The transaction was accounted for using the reverse-takeover method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50% of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation.

On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel Corporation for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, primarily executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of
9.4617 to 1. As a result, AmeriSteel became an indirect wholly owned subsidiary of Gerdau Ameristeel. On April 4, 2003, AmeriSteel changed its name to Gerdau Ameristeel US Inc. ("Ameristeel"). Subsequent to the minority exchange, Gerdau S.A. owned approximately 67.5% of Gerdau Ameristeel's common shares outstanding. As of December 31, 2003, Gerdau S.A. increased its interest to 68.6% through share purchases in the open market. In April 2004, the Company sold 26,800,000 common shares to its majority shareholder, Gerdau S.A., for cash. Subsequent to this transaction, Gerdau S.A. held 72.3% of the Company's shares. In October 2004, the Company issued and sold 70 million shares for $4.70 (Cdn $5.90) per share, including 35 million to Gerdau S.A., and in November 2004, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. As of December 31, 2004, Gerdau S.A. owned approximately 66.5% of common shares outstanding.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. All dollar amounts are reported in United States dollars unless otherwise indicated.

CONSOLIDATION: The consolidated financial statements include the accounts of the Company, its subsidiaries and joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures and are recorded under the equity method. Other investments where the Company does not exercise significant influence are accounted for by the cost

                                                         37 FINANCIAL STATEMENTS

method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company recognizes revenues from sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.

CASH AND CASH EQUIVALENTS: The Company considers all cash on deposit and term deposits with original maturities of three months or less, to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies. A book overdraft of $68.5 million from the Company's main disbursement account was offset against a money market account at the same institution.

SHORT-TERM INVESTMENTS: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available for sale. Accordingly, the Company's investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. There was no investment in these securities at December 31, 2004 or 2003.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $2.0 million and $1.9 million as of December 31, 2004 and 2003. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets. This standard requires that goodwill and intangible assets with indefinite lives not be amortized, but rather their fair value be assessed at least annually and written down for any impairment in value. For acquisitions made subsequent to July 1, 2001, and as of January 1, 2002 for all existing goodwill and intangible assets with indefinite lives, such assets will no longer be amortized, but will be evaluated annually for impairment.

                                                         38 FINANCIAL STATEMENTS

DEFERRED FINANCING COSTS: Deferred financing costs were incurred in relation to long-term debt, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of the Company's floating rate debt instruments approximates fair value, because the interest rates adjust periodically to the current market rates. The fair value of the Company's fixed rate notes, the Senior Notes, was $474.9 million and $447.5 million as of December 31, 2004 and 2003, respectively. The fair value of the Company's Convertible Debentures was Cdn $126.9 million and Cdn $116.3 million as of December 31, 2004 and 2003, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

DEFERRED INCOME TAXES: The liability method of accounting for income taxes is used, whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recorded to the extent the recoverability of deferred income tax assets is considered more likely than not.

PENSIONS AND POST RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

- The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected-benefit method prorated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high-quality, fixed-income investments with maturities that match the expected maturity of the obligations.

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

- A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated. A net curtailment gain is deferred until realized.

ENVIRONMENTAL LIABILITIES: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the environmental accrual.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION: Operating revenue and expenses arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings, with the exception of unrealized foreign exchange gains or losses on long-term monetary items that hedge net investments in foreign operations, which are accumulated in other comprehensive income.

                                                         39 FINANCIAL STATEMENTS

Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in accumulated other comprehensive income.

The consolidated financial statements have been prepared in U.S. dollars as the majority of the Company's transactions occur in U.S. dollars.

EARNINGS (LOSS) PER SHARE: The Company's diluted earnings per share is determined using the treasury stock method for the effect of outstanding share purchase options.

STOCK OPTIONS: The Company accounts for stock options granted to employees using the intrinsic-value-based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options, because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair-value-based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes options granted subsequent to January 1, 2002, and excludes options issued prior to January 1, 2002. The following assumptions were used:

EXPECTED DIVIDEND YIELD                        0%
EXPECTED SHARE PRICE VOLATILITY               55%
RISK-FREE RATE OF RETURN                       4%
EXPECTED PERIOD UNTIL EXERCISE            5 YEARS

(Amounts in $000s except per share data)

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                             2004          2003
                                                          ---------      --------
NET (LOSS) INCOME, AS REPORTED                            $ 337,669      $(26,694)
                                                          ---------      --------
PRO FORMA STOCK-BASED COMPENSATION COST                         260           497
                                                          ---------      --------
PRO FORMA, NET INCOME                                     $ 337,409      $(27,191)
                                                          ---------      --------
EARNINGS (LOSS) PER SHARE
    Basic, as reported                                    $    1.46      $  (0.14)
                                                          ---------      --------
    Basic, pro forma                                           1.45         (0.14)
                                                          ---------      --------
    Diluted, as reported                                       1.45         (0.14)
                                                          ---------      --------
    Diluted, pro forma                                         1.45         (0.14)
                                                          ---------      --------

DEFERRED SHARE UNIT PLAN: The Corporation offers a Deferred Share Unit Plan
(DSUP) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $354,000 and $123,000 at December 31, 2004 and 2003, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                         40 FINANCIAL STATEMENTS

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2004 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

NOTE 3 - ACQUISITIONS

On March 19, 2004, the Company acquired certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest, for approximately $11.1 million. As a result of this transaction, $1.4 million of goodwill was recorded. The transaction was accounted for as a purchase.

On December 10, 2004, the Company completed the acquisition of the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities in the Midwest with annual production capacity of approximately 150,000 tons for approximately $16.4 million. As a result of this transaction, $4.7 million of goodwill was recorded. The transaction was accounted for as a purchase.

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill, Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities acquired consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minimills have scrap shredder facilities, which process raw scrap into shredded scrap to supply a large part of the minimills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The purchase price for the acquired assets was $266 million in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004, to the date of closing. Of the purchase price, $181 million was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51.8 million. This amount was accrued as of December 31, 2004, and paid subsequent to year end.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004 ($000s):

NET ASSETS (LIABILITIES) ACQUIRED
CURRENT ASSETS                         $ 325,751
CURRENT LIABILITIES                      (67,674)
PROPERTY, PLANT AND EQUIPMENT             86,244
OTHER LONG-TERM LIABILITIES              (23,789)
                                       ---------
                                       $ 320,532
                                       ---------
PURCHASE PRICE                         $ 266,000
PLUS TRANSACTION COSTS                     2,742
ACCRUED WORKING CAPITAL ADJUSTMENT        51,790
                                       ---------
                                       $ 320,532
                                       ---------

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2004 North Star Steel acquisition had been completed as of January 1, 2003.

                                        FOR THE YEAR ENDED DECEMBER 31,
                                          2004                  2003
                                       ----------            ----------
NET SALES                              $3,760,139            $2,396,446
NET INCOME (LOSS)                         460,454               (18,351)
EARNINGS (LOSS) PER SHARE - BASIC            1.98                 (0.09)
                            DILUTED          1.97                 (0.09)

                                                         41 FINANCIAL STATEMENTS

NOTE 4 - INVENTORIES

Inventories consist of the following ($000s):

                                      AT DECEMBER 31,   AT DECEMBER 31,
                                           2004              2003
                                      ---------------   ---------------
FERROUS AND NON-FERROUS SCRAP            $148,273          $ 64,173
WORK IN-PROCESS                           121,618            31,764
FINISHED GOODS                            376,528           151,014
RAW MATERIALS (EXCLUDING SCRAP)
AND OPERATING SUPPLIES                    206,736           105,891
                                         --------          --------
                                         $853,155          $352,842
                                         --------          --------

NOTE 5 - PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                                          ACCUMULATED            NET
                                                         COST             DEPRECIATION        BOOK VALUE
                                                     -----------          ------------        ----------
AT DECEMBER 31, 2004
LAND AND IMPROVEMENTS                                $    74,443           $  (3,725)          $ 70,718
BUILDINGS AND IMPROVEMENTS                               157,654             (26,880)           130,774
MACHINERY AND EQUIPMENT                                1,017,979            (376,402)           641,577
CONSTRUCTION IN PROGRESS                                  63,895                   -             63,895
PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE               12,898                   -             12,898
                                                     -----------           ---------           --------
                                                     $ 1,326,869           $(407,007)          $919,862
                                                     -----------           ---------           --------

AT DECEMBER 31, 2003
LAND AND IMPROVEMENTS                                $    63,175           $  (2,680)          $ 60,495
BUILDINGS AND IMPROVEMENTS                               128,243             (20,327)           107,916
MACHINERY AND EQUIPMENT                                  862,610            (285,909)           576,701
CONSTRUCTION IN PROGRESS                                  36,375                   -             36,375
PROPERTY, PLANT AND EQUIPMENT HELD FOR SALE               13,576                   -             13,576
                                                     -----------           ---------           --------
                                                     $ 1,103,979           $(308,916)          $795,063
                                                     -----------           ---------           --------

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $353,000 and $124,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6 - JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings has been included in these consolidated financial statements.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                                     DECEMBER 31,
                                               2004              2003
                                           ------------       -----------
BALANCE SHEET
CURRENT ASSETS                             $    128,004       $    53,137
PROPERTY, PLANT AND EQUIPMENT, NET              132,472           124,144
CURRENT LIABILITIES                              27,517            23,224
LONG-TERM DEBT                                    1,709             4,259

STATEMENT OF EARNINGS
SALES                                      $    465,493       $   224,179
OPERATING INCOME                                142,429             9,685
INCOME BEFORE INCOME TAXES                      142,538             9,440
NET INCOME                                      141,474             7,667

                                                         42 FINANCIAL STATEMENTS

NOTE 7 - LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011, and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At December 31, 2004, there was $27,000 drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295.0 million was available under the Senior Secured Credit Facility.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A. In the fourth quarter of 2004, this loan was repaid.

Debt includes the following ($000s):

                                                                                           DECEMBER 31,    DECEMBER 31,
                                                                                               2004            2003
                                                                                           ------------    ------------
SENIOR NOTES, BEARING INTEREST OF 10.375%, DUE JULY 2011, NET OF ORIGINAL ISSUE DISCOUNT     $ 397,986      $ 397,271
SENIOR SECURED CREDIT FACILITY, BEARING INTEREST OF 5.75%, DUE THROUGH DECEMBER 2005                27        135,027
INDUSTRIAL REVENUE BONDS, BEARING INTEREST OF 1.74% TO 6.38%, DUE THROUGH DECEMBER 2018         31,600         27,400
AMERISTEEL BRIGHT BAR TERM LOAN, BEARING INTEREST OF 5.25%, DUE JUNE 2011                        2,734          3,172
OTHER, BEARING INTEREST OF 3.75%, DUE THROUGH JUNE 2006                                          5,120          2,607
                                                                                             ---------      ---------
                                                                                               437,467        565,477
LESS CURRENT PORTION                                                                            (4,644)        (2,774)
                                                                                             ---------      ---------
                                                                                             $ 432,823      $ 562,703
                                                                                             ---------      ---------

The maturities of borrowings for the years subsequent to December 31, 2004, are as follows ($000s):

                    AMOUNT
2005               $  4,644
2006                    733
2007                    450
2008                    323
2009                    323
THEREAFTER          430,994
                   --------
                   $437,467
                   --------

Cash paid for interest was $54.5 million and $32.2 million for the years ended December 31, 2004 and 2003, respectively.

The Company's debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limits the debt to equity ratio. In addition, if the Company's business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2004, the Company was in compliance with all of its debt covenants.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. In February 2003, Gerdau S.A. made loans totaling $30.0 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans bore interest at 6.5% and were repaid under the June 2003 refinancing. Through the June 2003 refinancing, an indirect wholly owned subsidiary of Gerdau S.A. purchased $35.0 million of bonds. These bonds were exchanged subsequent to the exchange offer in 2004. Accrued liabilities due to related parties were $6.2 million and $5.8 million as of December 31, 2004 and 2003, respectively.

                                                         43 FINANCIAL STATEMENTS

NOTE 9 - CONVERTIBLE DEBENTURES

The Company's unsecured, subordinated convertible debentures bear interest at 6.5% per annum, mature on April 30, 2007 and, at the holders' option, are convertible into common shares of the Company at a conversion price of Cdn $26.25 per share. Under the terms of the Trust Indenture for the Convertible Debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the option of the Company, at par plus accrued interest. The Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.

NOTE 10 - INCOME TAXES

The income tax expense is comprised of ($000s):

                                                      2004           2003
                                                   -----------     ---------
CURRENT                                            $   102,614     $   1,311
DEFERRED                                                 7,463       (41,081)
                                                   -----------     ---------
                                                   $   110,077     $ (39,770)
                                                   -----------     ---------
CURRENT INCOME TAXES:
   Canada                                          $     1,216     $     713
   U.S.                                                101,381           700
   Other                                                    17          (102)
                                                   -----------     ---------
                                                       102,614         1,311
                                                   -----------     ---------
DEFERRED INCOME TAXES:
   Canada                                               12,333       (13,014)
   U.S.                                                 (4,870)      (28,067)
                                                         7,463       (41,081)
                                                   -----------     ---------
TOTAL PROVISION FOR INCOME TAXES                   $   110,077     $ (39,770)
                                                   -----------     ---------

The income tax expense (benefit) differs from the amount computed by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                              2004           2003
                                                            ---------      --------
INCOME TAX EXPENSE (BENEFIT) COMPUTED USING
CANADIAN STATUTORY TAX RATES                                $ 151,481      $(26,365)

INCREASED (DECREASED) BY THE TAX EFFECT OF:
   Tax exempt income                                          (16,679)       (7,158)
   Deferred tax asset valuation adjustment                    (48,563)            -
   Effect of different rates in foreign jurisdictions          18,965        (7,007)
   Net future income tax benefit resulting from changes
   in tax rates                                                     -        (1,475)
   Convertible debenture purchase price adjustment              2,235         2,235
   Unrealized foreign exchange losses                           2,504             -
   Other, net                                                     134             -
                                                            ---------      --------
INCOME TAX EXPENSE (BENEFIT)                                $ 110,077      $(39,770)
                                                            ---------      --------
CASH PAYMENTS FOR INCOME TAXES                              $  95,766      $  1,517
                                                            ---------      --------

                                                         44 FINANCIAL STATEMENTS

The components of the deferred tax assets and liabilities consisted of the following:

CANADA                                 2004        2003
------                               --------   ----------
NON-CURRENT ASSETS:
   Operating loss carryforwards      $ 29,891   $   25,532
   Property, plant and equipment      (41,348)     (34,769)
   Recycling and AMT credits              523            -
   Pension and retirement accruals     16,835       18,044
   Long-term liabilities not            2,333        8,353
   currently deductible
                                     --------   ----------
NET NON-CURRENT DEFERRED TAX ASSETS  $  8,234   $   17,160
                                     --------   ----------

UNITED STATES                                  2004           2003
-------------                                ---------      ---------
CURRENT ASSETS:
   Accounting provisions not currently
   deductible for tax purposes               $   8,754      $  13,269
                                             ---------      ---------
NON-CURRENT LIABILITIES:
   Operating loss carryforwards              $ (34,805)     $ (42,856)
   Property, plant and equipment               129,842        123,521
   Recycling and AMT credits                    (4,927)        (5,394)
   Pension and retirement accruals             (19,784)       (14,313)
   Long-term liabilities not currently         (32,420)       (12,164)
     deductible
   Other                                           872          4,710
                                             ---------      ---------
NET NON-CURRENT DEFERRED TAX LIABILITIES     $  38,778      $  53,504
                                             ---------      ---------

During 2004, the Company recorded the utilization of net operating losses (NOL) related to the former Co-Steel U.S. group resulting in a $48.6 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting, which resulted in a portion of the existing NOLs being reserved. Due to the high profitability of the former Co-Steel U.S. group in 2004, the Company now believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. Substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules (which limit a company's ability to utilize NOLs that existed as of the date of an ownership change) have been recognized.

As of December 31, 2004, the Company has a combined non-capital loss carry forward of approximately $85.5 million for Canadian tax purposes that expires on various dates between 2008 through 2011. The Company also has a combined net operating loss carryforward of approximately $136.9 million for U.S. federal and state income tax purposes that expires on various dates between 2005 and 2023.

The Company believes its Canadian net deferred tax asset at December 31, 2004, of $8.2 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.

NOTE 11 - POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $3.4 million and $2.6 million for the years ended December 31, 2004 and 2003, respectively.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position ($000s).

Settlement losses were recognized in the prior year due to payments to former employees under the former Co-Steel plans. The following tables summarize the components of the net periodic pension costs and the net periodic post retirement medical benefits costs in thousands and in percents:

                                                         45 FINANCIAL STATEMENTS

                                                       PENSION BENEFITS               OTHER BENEFIT PLANS
                                                    YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                    2004             2003              2004          2003
                                                 -----------     -------------     -----------   -----------
COMPONENTS OF NET PERIODIC BENEFIT COST
   Service cost                                  $    10,980     $       8,027     $     1,133   $       880
   Interest cost                                      22,274            20,831           2,153         2,247
   Expected return on plan assets                    (20,975)          (18,683)              -             -
   Amortization of transition liability                  174               162               -             -
   Amortization of prior service cost                    293               461            (212)            -
   Recognized actuarial loss                           2,214               957              30             -
   Settlement loss                                         -               140               -             -
                                                 -----------     -------------     -----------   -----------
NET PERIODIC BENEFIT COST                        $    14,960     $      11,895     $     3,104   $     3,127
                                                 -----------     -------------     -----------   -----------
CHANGE IN BENEFIT OBLIGATIONS
   Benefit obligation at beginning of period     $   359,568     $     301,352     $    38,554   $    31,978
   Acquisition of North Star                               -                 -           8,716             -
   Service cost                                       10,980             8,027           1,133           880
   Interest cost                                      22,274            20,831           2,153         2,247
   Plan participants' contributions                        -                 -             733           647
   Amendments                                          3,149                 -          (3,161)            -
   Actuarial loss                                     25,193            11,248           1,793         1,188
   Benefits and administrative expenses paid         (19,381)          (14,918)         (2,501)       (2,260)
   Settlement loss                                         -               275               -             -
   Foreign exchange gain                              14,851            32,753           1,766         3,874
                                                 -----------     -------------     -----------   -----------
BENEFIT OBLIGATION AT END OF PERIOD              $   416,634     $     359,568     $    49,186   $    38,554
                                                 -----------     -------------     -----------   -----------
CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of     $   278,243     $     206,070     $         -   $         -
   period
   Actual return on plan assets                       30,509            42,448               -             -
   Employer contribution                              20,815            18,470           1,769         1,612
   Plan participants' contributions                        -                 -             732           648
   Benefits and administrative expenses paid         (19,381)          (14,918)         (2,501)       (2,260)
   Foreign exchange loss                              12,533            26,173               -             -
                                                 -----------     -------------     -----------   -----------
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD       $   322,719     $     278,243     $         -   $         -
                                                 -----------     -------------     -----------   -----------
RECONCILIATION OF FUNDED STATUS - END OF PERIOD
   Funded status                                 $   (93,915)    $     (81,325)    $   (49,186)  $   (38,554)
   Unrecognized transition liability                   1,857             1,905               -             -
   Unrecognized prior service cost                     5,962             2,673          (2,948)            -
   Unrecognized actuarial loss                        52,610            39,069           3,052         1,878
                                                 -----------     -------------     -----------   -----------
NET AMOUNT RECOGNIZED                            $   (33,486)    $     (37,678)    $   (49,082)  $   (36,676)
                                                 -----------     -------------     -----------   -----------
AMOUNTS RECOGNIZED IN BALANCE SHEET
   Accrued benefit liability                     $   (58,092)    $     (56,371)    $   (49,082)  $   (36,676)
   Accumulated pretax charge to
   other comprehensive income                         24,606            18,693               -             -
                                                 -----------     -------------     -----------   -----------
NET AMOUNT RECOGNIZED                            $   (33,486)     $    (37,678)    $   (49,082)  $   (36,676)
                                                 -----------     -------------     -----------   -----------

                                                         46 FINANCIAL STATEMENTS

ASSUMPTIONS

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
BENEFITS OBLIGATIONS AT DECEMBER 31

                                    2004           2003
                                ------------   ------------
Discount rate                   5.75% - 6.00%  6.25% - 6.50%
Rate of compensation increases  2.50% - 4.25%  2.50% - 4.50%

ASSUMED HEALTH CARE COST TREND RATES AT DECEMBER 31

                                              2004               2003
                                          -------------      -------------
Health care cost trend rate assumed
for next year                             9.50% - 13.00%     9.00% - 10.00%
Rate to which the cost trend rate is
assumed to decline (ultimate trend rate)   4.50% - 5.50%              5.50%
Year that the rate reaches
the ultimate trend rate                     2010 - 2013               2008

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET
PERIODIC BENEFIT COST FOR THE YEAR ENDED DECEMBER 31

                                    2004             2003
                                ------------     ------------
Discount rate                   6.25% - 6.50%    6.50% - 6.75%
Expected long-term return on
plan assets                     7.25% - 8.40%    7.25% - 8.40%
Rate of compensation increase   2.50% - 4.50%    2.50% - 4.50%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                      1 PERCENTAGE POINT  1 PERCENTAGE POINT
                                                           INCREASE            DECREASE
                                                      ------------------  ------------------
Effect on total service and interest cost                 $   383               $  (308)
Effect on postretirement benefit obligation                 6,052                (4,900)

PLAN ASSETS: The Company's pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

ASSET CATEGORY               PLAN ASSETS AT DECEMBER 31,
                                 2004         2003
                                 ----         ----
Equity securities                67.3%        70.4%
Debt securities                  26.5%        23.9%
Real estate                       2.7%         0.5%
Other                             3.5%         5.2%
                                 ----         ----
TOTAL                             100%         100%
                                 ----         ----

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 55% - 85% in equity securities, 20% - 35% in debt securities and 0% - 10% in real estate and other.

BENEFIT PAYMENTS: The expected benefit payments, in future years, are as follows ($000s):

                             PENSION         OTHER BENEFIT
                             BENEFITS            PLANS
                             --------        -------------
2005                         $ 17,374          $  1,882
2006                           17,867             2,039
2007                           18,539             2,179
2008                           19,539             2,338
2009                           20,673             2,482
2010 TO 2014                  125,884            15,233

                                                         47 FINANCIAL STATEMENTS

CONTRIBUTIONS
The Company expects to contribute $20.7 million to its pension plans in 2005.

NOTE 12 - FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising out of the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2004, was approximately $4.0 million.

NOTE 13 - SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                           AUTHORIZED    ISSUED      INVESTED CAPITAL
                             NUMBER      NUMBER       (IN THOUSANDS)
                           ----------  -----------   ----------------
DECEMBER 31, 2004 COMMON   UNLIMITED   304,028,122      $1,008,511
DECEMBER 31, 2003 COMMON   UNLIMITED   198,090,861      $  547,601

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

On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

                                                             2004          2003
                                                          ---------     -----------
Cumulative foreign currency translation adjustments, net  $  59,721     $    23,321
Minimum pension liability adjustments, net                  (15,321)        (11,499)

                                                          ---------     -----------
TOTAL                                                     $  44,400     $    11,822
                                                          ---------     -----------

                                                         48 FINANCIAL STATEMENTS

EARNINGS (LOSS) PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                                YEAR ENDED DECEMBER 31,
                                               2004              2003
                                          --------------     ------------
BASIC EARNINGS (LOSS) PER SHARE:
   Basic net earnings (loss)              $      337,669     $    (26,694)
   Average shares outstanding                232,047,518      194,791,236
   Basic net earnings (loss) per share    $         1.46     $      (0.14)

DILUTED EARNINGS (LOSS) PER SHARE:
   Diluted earnings (loss)                $      337,669     $    (26,694)

DILUTED AVERAGE SHARES OUTSTANDING:
   Average shares outstanding                232,047,518       194,791,236
   Dilutive effect of stock options            1,241,571                -

DILUTED EARNINGS (LOSS) PER SHARE         $         1.45     $      (0.14)

At December 31, accumulated other comprehensive income was as follows ($000s):

At December 31, 2004, options to purchase 692,000 (1,013,700 at December 31,
2003) common shares were not included in the computation of diluted earnings
(loss) per share as their inclusion would be anti-dilutive.

NOTE 14 - STOCK BASED COMPENSATION

The Company has several stock-based compensation plans, which are described below.

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

AmeriSteel had long-term incentive plans available to executive management (the "AmeriSteel Plan") to ensure that the interests of AmeriSteel's senior management were congruent with the interests of its shareholders. Awards were determined by a formula based on return on capital employed in a given plan year. The AmeriSteel Plan provided for earned awards to vest and be paid out over a period of four years. Participants could elect cash payout or investments in phantom stock of AmeriSteel or Gerdau S.A., for which a 25% premium was earned if elected. Following the minority exchange, investments in phantom stock of AmeriSteel became investments in phantom common shares of Gerdau Ameristeel based on the exchange ratio. The awards were recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $1.3 million and $150 thousand, respectively.

For the year ended December 31, 2004, the Gerdau Ameristeel Human Resources Committee adopted the 2004 Long-

                                                         49 FINANCIAL STATEMENTS

Term Incentive Stakeholder Plan (the "Stakeholder Plan"). The Stakeholder Plan is based on the Ameristeel Plan. The Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Awards will be made following the end of each fiscal year and payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the Stakeholder Plan for the year ended December 31, 2004, and was granted on March 1, 2005. The award will be accrued over the vesting period. No awards are expected to be granted under the Stakeholder Plan in the future.

In July 1999, AmeriSteel's board of directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $6.4 million and $3.5 million, respectively.

In September 1996, AmeriSteel's board of directors approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of Gerdau Ameristeel, the maximum number of common shares issuable under the plan is 4,152,286. The Company has granted 492,955 shares of common stock and 4,667,930 incentive stock options under the Equity Ownership Plan through December 31, 2004. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic-value-based method of accounting (see note 2).

In July 2002, AmeriSteel's board of directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant: 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one-third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits charged to expense under this plan for the years ended December 31, 2004 and 2003, were $14.3 million and $5.9 million, respectively.

In May 1995, AmeriSteel's board of directors approved a Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of $1.12 per share. The options were granted at fair value at the date of the grant, determined based on an independent appraisal as of the end of the previous year-end. A total of 2,139,612 options were granted under the Purchase Plan. No options remain available for future grant. All options outstanding are currently vested. Options may be exercised for 10 years from the grant date.

                                                         50 FINANCIAL STATEMENTS

A summary of the Company's stock option plans is as follows:

                                                YEAR ENDED DECEMBER 31, 2004           YEAR ENDED DECEMBER 31, 2003
                                               NUMBER OF    WEIGHTED- AVERAGE         NUMBER OF     WEIGHTED-AVERAGE
                                                 SHARES       EXERCISE PRICE           SHARES        EXERCISE PRICE
                                               ----------   -----------------        -----------    -----------------
AMERISTEEL PLANS
OUTSTANDING, BEGINNING OF PERIOD                        -                   -            281,197    $           20.37
EXCHANGE FOR OPTIONS OF GERDAU AMERISTEEL               -                   -           (281,197)               20.37
GRANTED                                                 -                   -                  -                    -
EXERCISED                                               -                   -                  -                    -
FORFEITED                                               -                   -                  -                    -
                                                ---------   -----------------          ---------    -----------------
OUTSTANDING, END OF PERIOD                              -                   -                  -                    -
                                                ---------   -----------------          ---------    -----------------

GERDAU AMERISTEEL PLANS
OUTSTANDING, BEGINNING OF PERIOD                3,606,570   $            6.41          1,367,400    $            9.30
AMERISTEEL PLANS OPTIONS EXCHANGED
FOR GERDAU AMERISTEEL OPTIONS                           -                   -          2,660,601                 2.15
GRANTED                                                 -                   -                  -                    -
EXERCISED                                       (375,261)                1.90                  -                    -
FORFEITED                                        (76,321)                1.92                  -                    -
EXPIRED                                         (321,700)               19.46           (421,431)               19.72
                                                ---------                              ---------
OUTSTANDING, END OF PERIOD                      2,833,288   $            5.94          3,606,570    $            6.41
                                                ---------                              ---------
OPTIONS EXERCISABLE                             2,350,378                              2,585,767

The following table summarizes information about options outstanding at December 31, 2004:

                                          WEIGHTED-
                                          AVERAGE
                                          REMAINING          WEIGHTED-
  EXERCISE PRICE               NUMBER    CONTRACTUAL          AVERAGE              NUMBER
    RANGE US$               OUTSTANDING     LIFE            EXERCISE PRICE       EXERCISABLE
--------------------        -----------  -----------        --------------       -----------
$1.32 TO $1.43                  752,829          4.4        $         1.38           597,086
$1.80 TO $1.90                  824,536          5.9                  1.84           497,369
$2.11 TO $2.96                  563,923          4.5                  2.63           563,923
$15.45 TO $18.69 (1)            342,500          2.1                 16.80           342,500
$20.06 TO $20.15 (1)            349,500          1.7                 20.15           349,500
                            -----------                                          -----------
                              2,833,288                                            2,350,378
                            -----------                                          -----------

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2004.

                                                         51 FINANCIAL STATEMENTS

NOTE 15 - CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust are subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16.2 million (including $3.6 million assumed in the North Star acquisition) and $13.6 million as of December 31, 2004 and 2003, respectively. Of the costs recorded as a liability at December 31, 2004, the Company expects to pay approximately $3.3 million within the year ended December 31, 2005. Included in the amounts outstanding is $8.6 million recorded in 2002 with respect to certain environmental obligations, which were triggered by the change in control of Co-Steel Inc. in certain jurisdictions in which Co-Steel Inc. operated.

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

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property during 1978. In 2003, the EPA offered a settlement to the named PRPs totaling $15.5 million under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has recently indicated that it is reconsidering the appropriate allocation; that reconsideration could cause the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses and is pursuing legal alternatives, including adding a larger third party, which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, exposure is not estimable.

                                                         52 FINANCIAL STATEMENTS

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any settlements will not have a material effect on the financial position or the consolidated earnings of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

YEAR ENDING
DECEMBER 31,                  AMOUNT
------------                -----------
2005                        $    14,530
2006                             10,276
2007                              8,610
2008                              7,300
2009                              5,883
THEREAFTER                       30,042
                            -----------
                            $    76,641
                            -----------

Rent expense related to operating leases was $19.8 million and $19.2 million for the years ended December 31, 2004 and 2003, respectively.

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

NOTE 16 - OTHER INCOME

Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the US Continued Dumping Subsidy Offset Act, and $1.0 million from the mark-to-market of trading securities.

Other income, net of other expenses for the year ended December 31, 2003, consists of income of $3.5 million in electric power rebates from the Province of Ontario and a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England.

NOTE 17 - SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) steel mills and
(b) downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

                                                         53 FINANCIAL STATEMENTS

Operational results and other financial data for the geographic and two business segments for the years ended December 31 are presented below ($000s):

                                          YEAR ENDED            YEAR ENDED
                                       DECEMBER 31, 2004     DECEMBER 31, 2003
                                       -----------------     -----------------
REVENUE FROM EXTERNAL CUSTOMERS
  Steel mills                          $       2,492,190     $       1,507,083
  Downstream products                            517,664               304,088
                                       -----------------     -----------------
TOTAL                                  $       3,009,854     $       1,811,171
                                       -----------------     -----------------
INTER-COMPANY SALES
  Steel mills                          $         688,450     $         314,693
  Downstream products                                  -                     -
  Corp/eliminations/other                       (688,450)             (314,693)
                                       -----------------     -----------------
TOTAL                                  $               -     $               -
                                       -----------------     -----------------
TOTAL SALES
  Steel mills                          $       3,180,640     $       1,821,776
  Downstream products                            517,664               304,088
  Corp/eliminations/other                       (688,450)             (314,693)
                                       -----------------     -----------------
TOTAL                                  $       3,009,854     $       1,811,171
                                       -----------------     -----------------
OPERATING INCOME (LOSS):
  Steel mills                          $         428,810     $          (3,067)
  Downstream products                             18,871                10,655
  Corp/eliminations/other                        (74,405)              (16,931)
                                       -----------------     -----------------
TOTAL                                  $         373,276     $          (9,343)
                                       -----------------     -----------------
DEPRECIATION AND AMORTIZATION EXPENSE
  Steel mills                          $          60,693     $          65,108
  Downstream products                              7,523                 4,383
  Corp/eliminations/other                         13,646                 6,859
                                       -----------------     -----------------
TOTAL                                  $          81,862     $          76,350
                                       -----------------     -----------------
SEGMENT ASSETS
  Steel mills                          $       1,848,390     $       1,368,839
  Downstream products                            265,833               169,599
  Corp/eliminations/other                        467,800               127,102
                                       -----------------     -----------------
TOTAL                                  $       2,582,023     $       1,665,540
                                       -----------------     -----------------
SEGMENT GOODWILL
  Steel mills                          $          58,494     $          58,494
  Downstream products                             25,389                19,237
  Corp/eliminations/other                         38,833                38,833
                                       -----------------     -----------------
TOTAL                                  $         122,716     $         116,564
                                       -----------------     -----------------
CAPITAL EXPENDITURES
  Steel mills                          $          74,797     $          51,100
  Downstream products                              3,274                 2,198
  Corp/eliminations/other                          4,078                 1,853
                                       -----------------     -----------------
TOTAL                                  $          82,149     $          55,151
                                       -----------------     -----------------

                                                         54 FINANCIAL STATEMENTS

Geographic data is as follows:

                                      UNITED STATES   CANADA       TOTAL
                                      -------------  ---------  ------------
DECEMBER 31, 2004
REVENUE FROM EXTERNAL CUSTOMERS       $   2,480,627  $ 529,227  $  3,009,854
LONG-LIVED ASSETS                           634,325    285,537       919,862

DECEMBER 31, 2003
REVENUE FROM EXTERNAL CUSTOMERS       $   1,348,107  $ 463,064  $  1,811,171
LONG-LIVED ASSETS                           530,793    264,270       795,063

                                          YEAR ENDED         YEAR ENDED
                                      DECEMBER 31, 2004  DECEMBER 31, 2003
                                      -----------------  -----------------
REVENUES BY PRODUCT LINES
MILL FINISHED GOODS:
   Stock rebar                        $         627,765  $         459,122
   Merchant bar/special sections              1,247,004            834,832
   Rod                                          423,516            205,561
                                      -----------------  -----------------
TOTAL MILL FINISHED GOODS                     2,298,285          1,499,515
                                      -----------------  -----------------
  BILLETS                                        10,442             18,910
                                      -----------------  -----------------
TOTAL MILL PRODUCTS                           2,308,727          1,518,425
                                      -----------------  -----------------
  OTHER MILL SEGMENTS                           183,463                  -
  FABRICATING AND DOWNSTREAM                    517,664            292,746
                                      -----------------  -----------------
TOTAL SEGMENT REVENUES                $       3,009,854  $       1,811,171
                                      -----------------  -----------------

NOTE 18 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company makes available to all shareholders consolidated financial statements prepared in accordance with Canadian GAAP and files these financial statements with Canadian regulatory authorities. Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings (loss) as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

          YEAR ENDED ($000s)                  2004        2003
-----------------------------------------  ---------  -----------
NET INCOME (LOSS) - U.S. GAAP              $ 337,669  $   (26,694)

ADJUSTMENT TO PURCHASE PRICE ALLOCATION
RELATING TO DIFFERENCES UNDER CANADIAN
GAAP (NET OF TAX) (a)                          1,360        2,599

MAINTENANCE SHUTDOWN
ACCRUAL (NET OF TAX) (f)                       2,507            -
                                           ---------  -----------
NET INCOME (LOSS) - CANADIAN GAAP          $ 341,536  $   (24,095)
                                           ---------  -----------
EARNINGS (LOSS) PER SHARE - CANADIAN GAAP

   Basic                                   $    1.47  $     (0.12)

   Diluted                                 $    1.46  $     (0.12)

                                                         55 FINANCIAL STATEMENTS

(a) ADJUSTMENT TO PURCHASE PRICE ALLOCATION RELATING TO DIFFERENCES UNDER CANADIAN GAAP

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 6 for summarized financial information in respect of the Company's joint ventures.

Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long-term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and, therefore, there is no investment in subsidiary long-term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in subsidiary. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

(b) COMPREHENSIVE INCOME

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130. Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources. Components of comprehensive income include items such as net earnings (loss), changes in the fair value of investments not held for trading, minimum pension liability adjustments, derivative instruments and certain foreign currency translation gains and losses. Under Canadian GAAP, there is no comprehensive income.

(c) DERIVATIVE INSTRUMENTS

The Company early adopted CICA Handbook Accounting Guideline AcG-13 as of January 1, 2004. This section changed the accounting for derivatives under Canadian GAAP. As a result of the adoption of this section, there is no difference in accounting for the Company's interest rate swaps under U.S. and Canadian GAAP. In accordance with section 1506, prior periods have been restated to reflect the change in accounting.

(d) ACCUMULATED UNFUNDED PENSION LIABILITY

Under U.S. GAAP, the Company recognizes an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. Canadian GAAP does not require the recognition of an additional minimum liability.

(e) CHANGE IN ACCOUNTING POLICIES - CONVERTIBLE DEBENTURES

Under Canadian GAAP, the Company early adopted CICA Handbook Section 3860.20A, Financial Instruments - Disclosure and Presentation in fiscal 2003. This section requires that the Company's convertible debentures be treated as liabilities instead of equity and for the related interest to be included in the statement of earnings (loss) instead of as a change to retained earnings. This change was adopted as of and for the year ended December 31, 2003. Prior periods have been restated to reflect the change in accounting. As a result of the adoption of this accounting policy, there is no difference in the treatment of convertible debentures between U.S. and Canadian GAAP; however, a basis difference exists related to the purchase price allocation.

(f) MAINTENANCE SHUTDOWN ACCRUAL

Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

                                                         56 FINANCIAL STATEMENTS

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                       CANADIAN GAAP            UNITED STATES GAAP
                                                        DECEMBER 31,                DECEMBER 31,
                                                     2004          2003         2004           2003
                                                 -------------  ----------  -------------  ------------
ASSETS
CURRENT ASSET                                    $   1,456,683  $  655,125  $   1,339,693  $    601,988
PROPERTY, PLANT AND EQUIPMENT                        1,036,840     919,207        919,862       795,063
GOODWILL                                               122,716     116,564        122,716       116,564
OTHER ASSETS                                            18,662      31,312        199,752       151,925
                                                 -------------  ----------  -------------  ------------

LIABILITIES
CURRENT LIABILITIES (EXCLUDING INDEBTEDNESS)           502,191     319,171        479,005       296,431
CURRENT PORTION OF LONG-TERM DEBT                        4,713       3,305          4,644         2,774
LONG-TERM DEBT                                         434,532     566,963        432,823       562,703
OTHER LONG-TERM LIABILITIES                            250,781     220,258        262,009       216,521
DEFERRED INCOME TAXES                                   55,682      64,355         38,778        53,504
                                                 -------------  ----------  -------------  ------------

SHAREHOLDERS' EQUITY
INVESTED CAPITAL                                     1,008,511     547,601      1,008,511       547,601
RETAINED EARNINGS (DEFICIT)                            318,770     (22,766)       311,853       (25,816)
CUMULATIVE TRANSLATION ADJUSTMENT                       59,721      23,321              -             -
OTHER COMPREHENSIVE INCOME (b)                               -           -         44,400        11,822
                                                 -------------  ----------  -------------  ------------

Changes in shareholders' equity under Canadian GAAP were as follows:

        YEAR ENDED DECEMBER 31,                     2004           2003
-----------------------------------------        -----------    ----------
SHAREHOLDERS' EQUITY AT BEGINNING OF YEAR        $   548,156    $  513,964
NET EARNINGS (LOSS)                                  341,536       (24,095)
EMPLOYEE STOCK OPTION                                    707             -
STOCK ISSUANCE                                       460,203             -
FOREIGN CURRENCY TRANSLATION ADJUSTMENT               36,400        24,086
MINORITY INTEREST EXCHANGE                                 -        34,201
                                                 -----------    ----------
SHAREHOLDERS' EQUITY AT END OF PERIOD            $ 1,387,002    $  548,156
                                                 -----------    ----------

The difference in consolidated shareholders' equity may be reconciled as follows:

       YEAR ENDED DECEMBER 31,                      2004           2003
-------------------------------------------      -----------    ----------
SHAREHOLDERS' EQUITY BASED ON U.S. GAAP          $ 1,364,764    $  533,607
ADJUST PURCHASE PRICE                                  4,410         3,050
MAINTENANCE SHUTDOWN ACCRUAL                           2,507             -
ACCUMULATED UNFUNDED PENSION (d)                      15,321        11,499
CUMULATIVE INCREASE IN NET EARNINGS UNDER
 CANADIAN GAAP                                        22,238        14,549
                                                 -----------    ----------
SHAREHOLDERS' EQUITY BASED ON CANADIAN GAAP      $ 1,387,002    $  548,156
                                                 -----------    ----------

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

In 2003, results were originally presented in accordance with Canadian GAAP. Beginning in 2004, the Company is reporting financial results under U.S. GAAP. Prior year results have been presented under U.S. GAAP for comparative purposes. The following statements present Canadian GAAP results restated for newly adopted accounting principles (see (c) and (e) above) as compared to prior periods as restated in U.S. GAAP. Differences between Canadian GAAP and U.S. GAAP are described above.

                                                         57 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED
BALANCE SHEETS
(US$ in thousands)

                                                       DECEMBER 31, 2003
                                               CANADIAN GAAP
                                                (RESTATED)           U.S. GAAP
                                               -------------       -------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                 $      10,459       $       9,950
     Accounts receivable, net                        233,331             205,226
     Inventories                                     376,458             352,842
     Deferred tax assets                              13,269              13,269
     Other current assets                             21,608              20,701
                                               -------------       -------------
TOTAL CURRENT ASSETS                                 655,125             601,988
                                               -------------       -------------
INVESTMENTS                                                -             118,630
PROPERTY, PLANT AND EQUIPMENT                        919,207             795,063
GOODWILL                                             116,564             116,564
DEFERRED FINANCING COSTS                              16,063              16,063
DEFERRED TAX ASSETS                                   15,045              17,160
OTHER ASSETS                                             204                  72
                                               -------------       -------------
TOTAL ASSETS                                   $   1,722,208       $   1,665,540
                                               -------------       -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                          $     231,352       $     208,612
     Accrued salaries, wages and employee
     benefits                                         29,732              29,732
     Accrued interest                                 23,730              23,730
     Other current liabilities                        34,357              34,357
     Current portion of long-term borrowings           3,305               2,774
                                               -------------       -------------
TOTAL CURRENT LIABILITIES                            322,476             299,205
                                               -------------       -------------
LONG-TERM BORROWINGS, LESS CURRENT PORTION           566,963             562,703
CONVERTIBLE DEBENTURES                                96,719              78,302
ACCRUED BENEFIT OBLIGATIONS                           74,354              93,047
OTHER LIABILITIES                                     49,185              45,172
DEFERRED TAX LIABILITIES                              64,355              53,504
                                               -------------       -------------
TOTAL LIABILITIES                                  1,174,052           1,131,933
                                               -------------       -------------
SHAREHOLDERS' EQUITY
     Capital stock                                   547,601             547,601
     Accumulated deficit                             (22,766)            (25,816)
     Accumulated other comprehensive income                -              11,822
     Cumulative translation adjustment                23,321                   -
                                               -------------       -------------
TOTAL SHAREHOLDERS' EQUITY                           548,156             533,607
                                               -------------       -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $   1,722,208       $   1,665,540
                                               -------------       -------------

                                                         58 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US$ in Thousands, Except Earnings Per Share Data)

                                                YEAR ENDED DECEMBER 31, 2003
                                               CANADIAN GAAP
                                                (RESTATED)        U.S. GAAP
                                               -------------      ----------
NET SALES                                      $   2,035,350      $1,811,171
OPERATING EXPENSES
   Cost of sales                                   1,867,389       1,668,478
   Selling and administrative                         87,247          81,565
   Depreciation                                       83,252          71,951
   Other operating income                             (1,244)         (1,480)
                                               -------------      ----------
                                                   2,036,644       1,820,514
                                               -------------      ----------
LOSS FROM OPERATIONS                                  (1,294)         (9,343)
EARNINGS FROM JOINT VENTURES                               -           7,667
                                               -------------      ----------
LOSS BEFORE OTHER EXPENSES AND INCOME TAXES           (1,294)         (1,676)
OTHER EXPENSES
   Interest, net                                      55,200          59,880
   Foreign exchange loss                                 726             726
   Amortization of deferred financing costs            4,664           4,399
                                               -------------      ----------
                                                      60,590          65,005
                                               -------------      ----------
LOSS BEFORE INCOME TAXES                             (61,884)        (66,681)
INCOME TAX BENEFIT                                   (37,572)        (39,770)
                                               -------------      ----------
LOSS BEFORE MINORITY INTEREST                        (24,312)        (26,911)
MINORITY INTEREST                                        217             217
                                               -------------      ----------
NET LOSS                                       $     (24,095)     $  (26,694)
                                               -------------      ----------
LOSS PER COMMON SHARE - BASIC                  $       (0.12)     $    (0.14)
LOSS PER COMMON SHARE - DILUTED                $       (0.12)     $    (0.14)

                                                         59 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in Thousands)

                                                                                 YEAR ENDED DECEMBER 31, 2003
                                                                                CANADIAN GAAP
                                                                                 (RESTATED)        U.S. GAAP
                                                                                -------------      ----------
   OPERATING ACTIVITIES
   NET LOSS                                                                      $ (24,095)        $  (26,694)
   ADJUSTMENT TO RECONCILE NET LOSS
   TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
     Depreciation                                                                   83,252             71,951
     Amortization                                                                    4,664              4,399
     Deferred income taxes                                                         (25,016)           (22,327)
     Gain on disposition of property, plant and equipment                              192                (45)
     Unrealized foreign exchange on related party loans                              7,241              7,241
     Income from joint ventures                                                          -             (7,667)
     Distributions from joint ventures                                                   -              3,620
   CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
     Accounts receivable                                                           (51,072)           (42,406)
     Inventories                                                                      (263)             2,577
     Other assets                                                                   (6,054)            (5,437)
     Liabilities                                                                    55,043             51,672
                                                                                 ---------         ----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                        43,892             36,884
                                                                                 ---------         ----------
   INVESTING ACTIVITIES
     Additions to property, plant and equipment                                    (59,203)           (55,151)
     Proceeds from dispositions                                                      2,643              2,643
                                                                                 ---------         ----------
   NET CASH USED IN INVESTING ACTIVITIES                                           (56,560)           (52,508)
                                                                                 ---------         ----------
   FINANCING ACTIVITIES
     Proceeds from issuance of new debt                                            542,357            542,357
     Revolving credit payments                                                    (519,448)          (513,182)
     Additions to deferred financing costs                                         (15,639)           (15,639)
     Changes in minority interest                                                     (217)              (217)
                                                                                 ---------         ----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                                         7,053             13,319
                                                                                 ---------         ----------
   EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (287)              (287)
                                                                                 ---------         ----------
   DECREASE IN CASH AND CASH EQUIVALENTS                                            (5,902)            (2,592)
                                                                                 ---------         ----------
   CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 16,361             12,542
                                                                                 ---------         ----------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                                    $  10,459         $    9,950
                                                                                 ---------         ----------

                                                         60 FINANCIAL STATEMENTS

NOTE 19 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of July 1, 2005. The Company is currently evaluating the requirements of SFAS 123R and expect that the adoption will not have a material impact on consolidated results of operations and earnings per share; however, the effect of adopting the new rule is dependent on the number of options granted in the future; the terms of those awards and their fair values. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs." This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 will not have a significant impact on the consolidated results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." In December 2003, the FASB issued a revised version of FIN 46. FIN 46R addresses consolidation by business enterprises of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. The interpretation requires that if a business has a controlling financial interest in a variable interest entity, the entity must be consolidated.

The Company adopted FIN 46 as of January 1, 2004. The Company has a 50% interest in a number of joint ventures (see note 7). Certain of these joint ventures are considered variable interest entities under the provisions of FIN 46. The Company has evaluated the terms of the agreements between the joint ventures and has determined that the Company is not the primary beneficiary of the joint venture agreements and should not be consolidated. The joint ventures were previously accounted for under the equity method; therefore, the adoption of FIN 46 had no impact on the Company for the year ended December 31, 2004.

NOTE 20 - FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2004 and December 31, 2003, and for the years ended December 31, 2004, and December 31, 2003, is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly owned subsidiaries of the Company, that have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

                                                         61 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents              $       -   $    51,212   $   36,020   $      900   $          -   $     88,132
     Restricted cash and cash equivalents           -             -          465            -              -            465
     Accounts receivable, net                       -        65,972      292,766        1,641              -        360,379
     Inventories                                    -       128,942      721,036        3,177              -        853,155
     Deferred tax assets                            -             -        8,754            -              -          8,754
     Other current assets                           -         2,453       26,286           69              -         28,808
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT ASSETS                             -       248,579    1,085,327        5,787              -      1,339,693
                                            ---------   -----------   ----------   ----------   ------------   ------------
   INVESTMENT IN SUBSIDIARIES                 445,946       768,071      230,954        8,786     (1,275,962)       177,795
   PROPERTY, PLANT AND EQUIPMENT                    -       192,887      723,805        3,170              -        919,862
   GOODWILL                                         -             -      118,029        4,687              -        122,716
   DEFERRED FINANCING COSTS                     9,557           109        3,916           34              -         13,616
   DEFERRED TAX ASSETS                              -        21,570      (13,336)           -              -          8,234
   OTHER ASSETS                                     -           (21)         128            -              -            107
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL ASSETS                             $ 455,503   $ 1,231,195   $2,148,823   $   22,464   $ (1,275,962)  $  2,582,023
                                            ---------   -----------   ----------   ----------   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                       $       -   $    75,200   $  219,513      $   288   $          -   $    295,001
     Intercompany                               5,076      (315,055)     433,695     (123,716)             -              -
     Accrued salaries, wages and employee
       benefits                                     -         6,465       49,961            2              -         56,428
     Accrued Interest                          19,259         1,177          635            -              -         21,071
     Other current liabilities                   (447)        9,687       44,582          893              -         54,715
     Acquisition liability                          -             -       51,790            -              -         51,790
     Current portion of long-term
       borrowings                                   -           104        4,092          448              -          4,644
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT LIABILITIES                   23,888      (222,422)     804,268     (122,085)             -        483,649
                                            ---------   -----------   ----------   ----------   ------------   ------------
   LONG-TERM BORROWINGS                       397,986         1,518       31,032        2,287              -        432,823
   CONVERTIBLE DEBENTURE                            -        86,510            -            -              -         86,510
   RELATED PARTY BORROWINGS                         -        11,702      (11,702)           -              -              -
   ACCRUED BENEFIT OBLIGATION                       -        59,393       47,781            -              -        107,174
   OTHER LIABILITIES                                -         1,062       67,263            -              -         68,325
   DEFERRED TAX LIABILITIES                         -             -       37,850          928              -         38,778
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES                          421,874       (62,237)     976,492     (118,870)             -      1,217,259
                                            ---------   -----------   ----------   ----------   ------------   ------------
   SHAREHOLDERS' EQUITY
     Capital Stock                             61,109     1,264,920    1,020,001       30,471     (1,367,990)     1,008,511
     Retained earnings (accumulated
       deficit)                               (17,849)       54,899      154,982      116,325          3,496        311,853
     Accumulated other comprehensive
       income                                  (9,631)      (26,387)      (2,652)      (5,462)        88,532         44,400
   TOTAL SHAREHOLDERS' EQUITY                  33,629     1,293,432    1,172,331      141,334     (1,275,962)     1,364,764
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $ 455,503   $ 1,231,195   $2,148,823   $   22,464   $ (1,275,962)  $  2,582,023
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         62 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
ASSETS
   CURRENT ASSETS
     Cash and cash equivalents              $       -   $     3,033   $    5,813   $    1,104    $         -   $      9,950
     Accounts receivable, net                       -        45,425      158,475        1,326              -        205,226
     Inventories                                    -        71,477      279,976        1,389              -        352,842
     Deferred tax assets                            -             -       13,269            -              -         13,269
     Other current assets                           -         6,101       14,495          105              -         20,701
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT ASSETS                             -       126,036      472,028        3,924              -        601,988
                                            ---------   -----------   ----------   ----------   ------------   ------------
   INVESTMENT IN SUBSIDIARIES                 445,946       687,222      290,969      162,126     (1,467,633)       118,630
   PROPERTY, PLANT AND EQUIPMENT                    -       175,654      616,037        3,372              -        795,063
   GOODWILL                                         -             -      111,877        4,687              -        116,564
   DEFERRED FINANCING COSTS                    10,977           145        4,902           39              -         16,063
   DEFERRED TAX ASSETS                              -        34,253      (52,185)      35,092              -         17,160
   OTHER ASSETS                                     -           124          (52)           -              -             72
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL ASSETS                             $ 456,923   $ 1,023,434   $1,443,576   $  209,240   $ (1,467,633)  $  1,665,540
                                            ---------   -----------   ----------   ----------   ------------   ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
     Accounts payable                       $       -   $    44,798   $  163,065   $      749   $          -   $    208,612
     Intercompany                               4,696       111,628            -            -       (116,324)             -
     Accrued salaries, wages and employee
       benefits                                     -         3,297       26,435            -              -         29,732
     Accrued Interest                          21,360         1,433          937            -              -         23,730
     Other current liabilities                   (895)       10,873       23,558          821              -         34,357
     Current portion of long-term
       borrowings                                   -             -        2,322          452              -          2,774
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL CURRENT LIABILITIES                   25,161       172,029      216,317        2,022       (116,324)       299,205
                                            ---------   -----------   ----------   ----------   ------------   ------------
   LONG-TERM BORROWINGS                       397,271        75,078       87,669        2,685              -        562,703
   CONVERTIBLE DEBENTURE                            -        78,302            -            -              -         78,302
   RELATED PARTY BORROWINGS                         -       (72,681)      73,127     (115,437)       114,991              -
   ACCRUED BENEFIT OBLIGATION                       -        51,076       41,971            -              -         93,047
   OTHER LIABILITIES                                -            53       45,119            -              -         45,172
   DEFERRED TAX LIABILITIES                         -             -       53,504            -              -         53,504
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES                          422,432       303,857      517,707     (110,730)        (1,333)     1,131,933
                                            ---------   -----------   ----------   ----------   ------------   ------------
   SHAREHOLDERS' EQUITY
     Capital Stock                             61,109       727,862      951,354      317,220     (1,509,944)       547,601
     Retained earnings (accumulated
       deficit)                               (16,987)       29,659      (58,405)      20,183           (266)       (25,816)
     Accumulated other comprehensive
       income                                  (9,631)      (37,944)      32,920      (17,433)        43,910         11,822
   TOTAL SHAREHOLDERS' EQUITY                  34,491       719,577      925,869      319,970     (1,466,300)       533,607
                                            ---------   -----------   ----------   ----------   ------------   ------------
   TOTAL LIABILITIES AND SHAREHOLDERS'
     EQUITY                                 $ 456,923   $ 1,023,434   $1,443,576   $  209,240   $ (1,467,633)  $  1,665,540
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         63 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
OPERATING ACTIVITIES
NET (LOSS) INCOME                           $    (862)  $    32,002   $  347,706   $    2,942   $    (44,119)  $    337,669
ADJUSTMENT TO RECONCILE NET INCOME (LOSS)
TO NET CASH (USED IN) PROVIDED BY
OPERATING ACTIVITIES:
     Depreciation                                   -        17,941       61,166          204              -         79,311
     Amortization                               1,463            45        1,043            -              -          2,551
     Deferred income taxes                          -        14,115       (6,652)           -              -          7,463
     Income from joint ventures                     -             -      141,474)           -              -       (141,474)
     Distributions from joint ventures              -             -       82,803            -              -         82,803
CHANGES IN OPERATING ASSETS AND
  LIABILITIES,
NET OF ACQUISITIONS:
     Accounts receivable                            -       (15,430)       2,352         (277)             -        (13,355)
     Inventories                                    -       (49,523)    (227,368)      (1,788)             -       (278,679)
     Other assets                                   -           354       (9,883)          (2)             -         (9,531)
     Liabilities                               (1,316)     (294,647)     355,124         (939)             -         58,222
NET CASH (USED IN) PROVIDED BY OPERATING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                     (715)     (295,143)     464,817          140        (44,119)       124,980
                                            ---------   -----------   ----------   ----------   ------------   ------------
INVESTING ACTIVITIES
     Intercompany investments                       -             -      (44,119)           -         44,119              -
     Additions to property, plant
       and equipment                                -       (28,457)     (53,690)          (2)             -        (82,149)
     Acquisitions                                   -       (21,316)    (277,106)           -              -       (298,422)
     Sales of short-term investments                -             -       60,051            -              -         60,051
     Purchases of short-term investments            -             -      (60,051)           -              -        (60,051)
NET CASH PROVIDED BY (USED IN) INVESTING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                        -       (49,773)    (374,915)          (2)        44,119       (380,571)
                                            ---------   -----------   ----------   ----------   ------------   ------------
FINANCING ACTIVITIES
     Proceeds from issuance of new debt             -             -       25,000            -              -         25,000
     Revolving credit borrowings (payments)       715       (71,509)     (84,434)        (402)             -       (155,630)
     Change in restricted cash                      -             -         (465)           -              -           (465)
     Proceeds from issuance of employee
       stock purchases                              -           698            9                           -            707
     Proceeds from issuance of common stock         -       460,203            -            -              -        460,203
NET CASH PROVIDED BY (USED IN) FINANCING
                                            ---------   -----------   ----------   ----------   ------------   ------------
  ACTIVITIES                                      715       389,392      (59,890)        (402)             -        329,815
                                            ---------   -----------   ----------   ----------   ------------   ------------
     Effect of exchange rate changes                -         3,703          195           60              -          3,958
INCREASE (DECREASE) IN CASH AND CASH
                                            ---------   -----------   ----------   ----------   ------------   ------------
  EQUIVALENTS                                       -        48,179       30,207         (204)             -         78,182
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD                                            -         3,033        5,813        1,104              -          9,550
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD  $       -   $    51,212   $   36,020   $      900   $          -   $     88,132
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         64 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
OPERATING ACTIVITIES
NET (LOSS) INCOME                           $ (17,305)  $   (15,526)  $   (6,049)  $   12,291   $       (105)  $    (26,694)
ADJUSTMENT TO RECONCILE NET (LOSS)
INCOME TO NET CASH (USED IN) PROVIDED
BY OPERATING ACTIVITIES:
   Depreciation                                     -        14,534       57,177          240              -         71,951
   Amortization                                 2,094         5,321       (1,133)      (1,883)             -          4,399
   Deferred income taxes                            -        (6,582)     (15,547)        (198)             -        (22,327)
   Gain (Loss) on disposition of property,
   plant and equipment                              -             -          (45)           -              -            (45)
   Foreign exchange on related party loans      4,707         2,534            -            -              -          7,241
   Income from joint ventures                       -             -       (7,667)           -              -         (7,667)
   Distributions from joint ventures                -             -        3,620            -                         3,620
CHANGES IN OPERATING ASSETS AND
LIABILITIES, NET OF ACQUISITIONS:
   Accounts receivable                              -        (1,311)     (38,892)      (2,203)             -        (42,406)
   Inventories                                      -           593       (3,641)       5,625              -          2,577
   Other assets                                 1,201        (3,246)      (3,864)         472              -         (5,437)
   Liabilities                                 20,400        40,703      (13,587)       4,156              -         51,672
   Intercompany                                     -       129,449      (88,555)       2,668        (43,562)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES                           11,097       166,469     (118,183)      21,168        (43,667)        36,884
                                            ---------   -----------   ----------   ----------   ------------   ------------
INVESTING ACTIVITIES
   Investments                               (362,715)     (840,572)    (682,795)    (108,024)     1,994,106              -
   Additions to property, plant and
   equipment                                        -        (7,979)     (43,120)      (4,052)             -        (55,151)
   Proceeds from dispositions                       -             -        2,643            -              -          2,643
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH USED IN INVESTING ACTIVITIES        (362,715)     (848,551)    (723,272)    (112,076)     1,994,106        (52,508)
                                            ---------   -----------   ----------   ----------   ------------   ------------
FINANCING ACTIVITIES
   Proceeds from issuance of new debt         357,941       (61,281)    (191,321)           -        437,018        542,357
   Revolving credit payments                        -      (110,567)     (52,252)      (6,658)      (343,705)      (513,182)
   Increase in related party loans
   payable                                    (34,069)      (21,096)     222,827     (119,022)       (48,640)             -
   Additions to deferred financing            (10,977)            -       (4,662)           -              -        (15,639)
   Changes in minority interest                     -             -         (217)           -              -           (217)
   Proceeds from issuance of common stock      38,723       869,228      874,551      212,610     (1,995,112)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET CASH PROVIDED BY FINANCING
ACTIVITIES                                    351,618       676,284      848,926       86,930     (1,950,439)        13,319
                                            ---------   -----------   ----------   ----------   ------------   ------------
EFFECT OF EXCHANGE RATE CHANGES                     -          (287)           -            -              -           (287)
                                            ---------   -----------   ----------   ----------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                         -        (6,085)       7,471       (3,978)             -         (2,592)
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD                                           -         9,118       (1,658)       5,082              -         12,542
                                            ---------   -----------   ----------   ----------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF
PERIOD                                      $       -   $     3,033   $    5,813   $    1,104   $          -   $      9,950
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         65 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2004
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET SALES                                   $       -   $   601,196   $2,387,684   $   20,974   $          -   $  3,009,854
OPERATING EXPENSES
   Cost of sales                                    -       503,954    1,930,478       16,513              -      2,450,945
   Selling and administrative                       -        12,538       95,834        1,012              -        109,384
   Depreciation                                     -        17,941       61,166          204              -         79,311
   Other operating income                           -           143       (3,205)           -              -         (3,062)
                                            ---------   -----------   ----------   ----------                  ------------
                                                    -       534,576    2,084,273       17,729              -      2,636,578
                                            ---------   -----------   ----------   ----------                  ------------
INCOME FROM OPERATIONS                              -        66,620      303,411        3,245              -        373,276
EARNINGS FROM JOINT VENTURES                        -             -      141,474            -              -        141,474
                                            ---------   -----------   ----------   ----------                  ------------
INCOME BEFORE OTHER EXPENSES & INCOME
TAXES                                               -        66,620      444,885        3,245              -        514,750
OTHER EXPENSES
   Interest, net                               42,715         5,930        7,528          157              -         56,330
   Foreign exchange loss (gain)                    26         9,683       (1,581)          (5)             -          8,123
   Amortization of deferred financing costs     1,463            45        1,043            -              -          2,551
                                            ---------   -----------   ----------   ----------                  ------------
                                               44,204        15,658        6,990          152              -         67,004
                                            ---------   -----------   ----------   ----------                  ------------
(LOSS) INCOME BEFORE TAXES & MINORITY
INTEREST                                      (44,204)       50,962      437,895        3,093              -        447,746
INCOME TAX EXPENSE                                777        18,960       90,189          151              -        110,077
                                            ---------   -----------   ----------   ----------                  ------------
(LOSS) INCOME BEFORE DIVIDEND INCOME          (44,981)       32,002      347,706        2,942              -        337,669
DIVIDEND INCOME                                44,119             -            -            -        (44,119)             -
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET INCOME (LOSS)                           $    (862)  $    32,002   $  347,706   $    2,942   $    (44,119)  $    337,669
                                            ---------   -----------   ----------   ----------   ------------   ------------

                                                         66 FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2003
(US$ in Thousands)

                                                          GERDAU
                                                         AMERISTEEL                   NON-
                                              GUSAP     CORPORATION   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET SALES                                   $       -   $   349,728   $1,450,241   $   16,708   $     (5,506)  $   1,811,71
OPERATING EXPENSES
   Cost of sales                                    -       319,105    1,340,053       14,833         (5,513)     1,668,478
   Selling and administrative                       3        13,088       67,453          909            112         81,565
   Depreciation                                     -        14,534       57,177          240              -         71,951
   Other operating income                           -        (3,670)       2,242          (52)             -         (1,480)
                                                    3       343,057    1,466,925       15,930         (5,401)     1,820,514
                                            ---------   -----------   ----------   ----------   ------------   ------------
INCOME FROM OPERATIONS                             (3)        6,671     (16,684)          778           (105)        (9,343)
EARNINGS FROM JOINT VENTURES                        -             -        7,667            -              -          7,667
                                            ---------   -----------   ----------   ----------   ------------   ------------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES        (3)        6,671       (9,017)         778           (105)        (1,676)
OTHER EXPENSES
   Interest, net                               23,539        26,627       19,337       (9,623)             -         59,880
   Foreign exchange loss (gain)                (8,402)        1,613        7,423           92              -            726
   Amortization of deferred financing costs     2,094         5,321       (1,133)      (1,883)             -          4,399
                                            ---------   -----------   ----------   ----------                  ------------
                                               17,231        33,561       25,627      (11,414)             -         65,005
                                            ---------   -----------   ----------   ----------                  ------------
(LOSS) INCOME BEFORE TAXES & MINORITY
INTEREST                                      (17,234)      (26,890)     (34,644)      12,192           (105)       (66,681)
INCOME TAX EXPENSE (BENEFIT)                       71       (11,364)     (28,378)         (99)             -        (39,770)
                                            ---------   -----------   ----------   ----------   ------------   ------------
(LOSS) INCOME BEFORE MINORITY INTEREST        (17,305)      (15,526)      (6,266)      12,291           (105)       (26,911)
MINORITY INTEREST                                   -             -          217            -              -            217
                                            ---------   -----------   ----------   ----------   ------------   ------------
NET INCOME (LOSS)                           $ (17,305)  $   (15,526)  $   (6,049)  $   12,291   $       (105)  $    (26,694)
                                            ---------   -----------   ----------   ----------   ------------   ------------

                              ADDITIONAL DISCLOSURE

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.

(a)   Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form
      40-F.

(b) Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is
      (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) Internal Controls and Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The required disclosure is included under the heading "Audit Committee" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

CODE OF ETHICS.

The registrant has adopted a code of ethics that applies to its senior executive officers, including its chief executive officer, chief financial officer, , the controller and all of the other persons employed by the registrant or its subsidiaries who have significant responsibility for preparing or overseeing the preparation of the registrant's financial statements and other financial data included in the registrant's periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the registrant ("Code of Ethics Applicable to Senior Executives"). The registrant has also adopted a code of ethics and business conduct ("Code of Ethics and Business Conduct") that is applicable to all directors, officers and employees. You can view our Code of Ethics Applicable to Senior Executives and Code of Ethics and Business Conduct on our website at www.gerdauameristeel.com

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The required disclosure is included under the heading "Audit Fees" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

PRE-APPROVAL POLICIES AND PROCEDURES.

The required disclosure is included under the heading "Pre-Approval Policies and Procedures" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS.

The required disclosure is included under the heading "Off-Balance Sheet Arrangements" in the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The required disclosure is included under the heading "Contractual Obligations" in the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is under the heading "Audit Committee" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

Director Independence

The required disclosure is included under the heading "Director Independence" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Presiding Director at Meetings

The required disclosure is included under the heading "Presiding Director at Meetings" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Communication with Non-Management Directors

The required disclosure is included under the heading "Communication with Non-Management Directors" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Corporate Governance

The required disclosure is included under the heading "Corporate Governance" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

Board Committee Mandates

The required disclosure is included under the heading "Board Committee Mandates" in the registrant's Annual Information Form for the fiscal year ended December 31, 2004, filed as part of this Annual Report on Form 40-F.

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

                                   SIGNATURES

      Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2005.

                                        GERDAU AMERISTEEL CORPORATION

                                        By /s/ Phillip E. Casey
                                           --------------------------------
                                        Name: Phillip E. Casey
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
99.1       Certification of Chief Executive Officer pursuant to Rule 13a-14(a)
           or 15d-14 of the Securities Exchange Act of 1934

99.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3       Section 1350 Certification of Chief Executive Officer

99.4       Section 1350 Certification of Chief Financial Officer

99.5       Opinion of Ernst & Young LLP

99.6       Consent of Ernst & Young LLP

99.7       Consent of PricewaterhouseCoopers LLP