Form 40-F
period 2005-12-31
GERDAU AMERISTEEL CORP
filed 2006-03-31
CIK 1203748

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

For the fiscal year ended December 31, 2005   Commission file number: 333-101591

                          GERDAU AMERISTEEL CORPORATION
             (Exact name of registrant as specified in its charter)

      ONTARIO                        3312                        59-0792436
(Province or other             (Primary Standard             (I.R.S. Employer
  jurisdiction of          Industrial Classification       Identification Number
   incorporation          Code Number (if applicable))        (if Applicable))
 or organization)

                       4221 BOY SCOUT BOULEVARD, SUITE 600
                              TAMPA, FLORIDA 33607
                                 (813) 286-8383
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                  MARIO LONGHI
                             CHIEF EXECUTIVE OFFICER
                         GERDAU, AMERISTEEL CORPORATION
                       4221 BOY SCOUT BOULEVARD, SUITE 600
                              TAMPA, FLORIDA 33607
                                 (813) 286-8383
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

           TITLE OF EACH CLASS   NAME OF EXCHANGE ON WHICH REGISTERED
           -------------------   ------------------------------------
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

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 304,729,125

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                               Yes       No   X
                                   -----    -----

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                               Yes   X   No
                                   -----    -----

                                    FORM 40-F

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

     (a)  Renewal Annual Information Form dated March 29, 2006;

     (b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005; and

     (c) Consolidated Financial Statements for the fiscal year ended December 31, 2005.

                            (GERDAU AMERISTEEL LOGO)

                          GERDAU AMERISTEEL CORPORATION

                         RENEWAL ANNUAL INFORMATION FORM

                                 MARCH 29, 2006

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.................................................    1
REPORTING CURRENCY AND FINANCIAL INFORMATION...............................    1
OVERVIEW...................................................................    1
CORPORATE STRUCTURE........................................................    3
OPERATING STRUCTURE........................................................    3
GENERAL DEVELOPMENT OF THE BUSINESS........................................    4
INDUSTRY AND TRENDS........................................................    6
NARRATIVE DESCRIPTION OF THE BUSINESS......................................    7
   BEAUMONT MILL, TEXAS....................................................    8
   CALVERT CITY MILL, KENTUCKY.............................................    8
   CAMBRIDGE MILL, ONTARIO.................................................    8
   CARTERSVILLE MILL, GEORGIA..............................................    9
   CHARLOTTE MILL, NORTH CAROLINA..........................................    9
   JACKSON MILL, TENNESSEE.................................................    9
   JACKSONVILLE MILL, FLORIDA..............................................    9
   KNOXVILLE MILL, TENNESSEE...............................................    9
   MANITOBA MILL, MANITOBA.................................................   10
   PERTH AMBOY MILL, NEW JERSEY............................................   10
   ST. PAUL MILL, MINNESOTA................................................   10
   SAYREVILLE MILL, NEW JERSEY.............................................   10
   WILTON MILL, IOWA.......................................................   10
   WHITBY MILL, ONTARIO....................................................   11
   GALLATIN MILL, KENTUCKY.................................................   11
   DEPOTS..................................................................   11
   RAILROAD SPIKE OPERATIONS...............................................   11
   COLD DRAWN OPERATIONS...................................................   12
   SUPER LIGHT BEAM PROCESSING AND ELEVATOR GUIDE RAILS....................   12
   GRINDING BALL OPERATIONS................................................   12
   REBAR FABRICATION.......................................................   12
   WIRE DRAWING............................................................   13
   NEW ORLEANS, LOUISIANA FACILITY.........................................   13
   BEAUMONT, TEXAS FACILITY................................................   13
   CARROLLTON, TEXAS FACILIY...............................................   14
   MEMPHIS, TENESSEE FACILITY..............................................   14
   MERCHANT BARS/SPECIAL SECTIONS/SPECIAL BAR QUALITY......................   15
   STOCK REBAR.............................................................   16
   ROD.....................................................................   16
   FLAT ROLLED STEEL.......................................................   16
   FABRICATED STEEL........................................................   16
   BILLETS.................................................................   16
   LOCAL COMPETITION.......................................................   18
   FOREIGN COMPETITION.....................................................   18
   COMPETITIVE STRENGTHS...................................................   19
RISK FACTORS...............................................................   20
ENVIRONMENTAL AND REGULATORY MATTERS.......................................   24
EMPLOYEES..................................................................   25
MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................   26
MARKET FOR SECURITIES......................................................   26
DIVIDENDS..................................................................   28
DIRECTORS AND OFFICERS.....................................................   28
DIRECTOR INDEPENDENCE......................................................   31
PRESIDING DIRECTOR AT MEETINGS.............................................   31
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS................................   32
CORPORATE GOVERNANCE.......................................................   32
BOARD COMMITTEE MANDATES...................................................   32
LEGAL PROCEEDINGS..........................................................   33
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.................   33
AUDITOR, TRANSFER AGENT AND REGISTRAR......................................   33
AUDIT FEES.................................................................   33
INTEREST OF EXPERTS........................................................   34

AUDIT COMMITTEE............................................................   34
STANDARDS OF BUSINESS CONDUCT..............................................   35
MATERIAL CONTRACTS.........................................................   35
SIGNIFICANT ACQUISITIONS...................................................   36
ADDITIONAL INFORMATION.....................................................   36
   SCHEDULE A - SUBSIDIARIES...............................................   37
   SCHEDULE B - AUDIT COMMITTEE CHARTER....................................   38

As used in this document, unless the context otherwise requires, (i) the "Company" and "Gerdau Ameristeel" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, (ii) "Ameristeel" refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), (iii) "Gerdau North America" refers to the North American operations of Gerdau S.A., on or before October 23, 2002, and (iv) "we", "us" and "our" refers to the Company and its subsidiaries and 50% owned joint ventures. Unless otherwise indicated, all information in this Annual Information Form is given as of March 29, 2006.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Annual Information Form, including, without limitation, statements in the sections entitled "OVERVIEW", "GENERAL DEVELOPMENT OF THE BUSINESS", "NARRATIVE DESCRIPTION OF THE BUSINESS", "RISK FACTORS" AND "ENVIRONMENTAL AND REGULATORY MATTERS", constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. As discussed in "Risk Factors" in this Annual Information Form, the Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

     The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; currency exchange rate fluctuations; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.

     Any forward-looking statements in this Annual Information Form are based on current information as of the date of this Annual Information Form and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

REPORTING CURRENCY AND FINANCIAL INFORMATION

     In this Annual Information Form, references to "dollars" and "$" are to United States dollars. For reporting purposes, the Company's financial results are presented in United States dollars and in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Effective January 1, 2004, the Company began reporting financial results under U.S. GAAP. Prior period results were originally presented in accordance with Canadian GAAP and also under U.S. GAAP for comparative purposes. The Company's financial statements are available on SEDAR at www.sedar.com.

OVERVIEW

     Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 mills (including one 50% owned minimill), 17 scrap recycling facilities and 43 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or "OEMs") for use in a variety of industries, including construction, mining, cellular and electrical transmission, automotive, metal building manufacturing and equipment manufacturing.

     The Company's operations are segmented into two operating divisions, minimills and downstream operations.

     Minimills. Gerdau Ameristeel owns and operates eleven mills in the United States and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and flat rolled sheet. For the year ended December 31, 2005, shipments were approximately 7.1 million tons of mill finished steel products. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Six of the mills are provided with scrap by an internal network of 17 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills' primary raw material.

     Downstream operations. The Company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2005, downstream shipments were approximately 1.1 million tons of processed steel products. The downstream operations consist of the following:

     - Rebar fabrication and epoxy coating -- Gerdau Ameristeel has one of the largest rebar fabricating and epoxy coating operations in North America, consisting of 30 rebar fabricating facilities and two epoxy coating plants, servicing the concrete construction industry in the eastern half of the United States and Canada. The rebar facilities have the capacity to produce approximately 785,000 tons of fabricated and epoxy coated rebar per year. The fabricating facilities purchase the majority of their rebar requirements from the Company's mills, at market prices, and cut and bend it to meet our customers' engineering, architectural and other end-product specifications. The epoxy coating plants apply epoxy coating to rebar for use in construction projects requiring rust resistant steel, including bridge and tunnel construction.

     - Railroad spike operations -- Gerdau Ameristeel has two railroad spike operations that forge steel square bars produced at the Charlotte mill into track spikes. The rail spike operations manufacture and distribute the spikes on an annual contract basis to the railroad industry throughout North America.

     - Cold drawn plants -- Gerdau Ameristeel has two cold drawn plants that process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn operations purchase approximately 60% of their raw material requirements from the Company's mills.

     - Super light beam processing and elevator guide rails -- Gerdau Ameristeel has downstream operations that process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers.

     - Wire mesh, collated nails, chain link fabric fencing and wire drawing -- Gerdau Ameristeel has four downstream operations that specialize in producing different wire end products. Specifically, the Atlas and Beaumont facilities are focused on wire mesh and nails; the Memphis facility produces galvanized after weave ("GAW") chain link fabric fencing; and the Carrollton facility produces mainly wire drawing and heat treating products.

     - Grinding balls -- At the Duluth, Minnesota facility, Gerdau Ameristeel produces grinding balls from 1" through 3.5" diameter using forging machines. The raw material is supplied from the St. Paul mill. Grinding balls are used in milling and dispersion processes for various mineral mining operations.

CORPORATE STRUCTURE

NAME AND INCORPORATION

     Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970.

     The Company is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel Inc. ("Co-Steel") on October 23, 2002. The registered office of the Company is located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. The executive office is located at 4221 West Boy Scout Blvd., Suite 600, Tampa, Florida, United States, 33607.

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

     - December 31, 2000 - 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

     -    October 23, 2002 - the name was changed to Gerdau Ameristeel
          Corporation;

     - May 6, 2003 - By-law No. A2, which amended the Company's general by-law, was approved by the Company's shareholders; and

     - September 26, 2003 - Gerdau Ameristeel amalgamated with its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited.

OPERATING STRUCTURE

     Gerdau Ameristeel conducts its operations directly and indirectly through subsidiaries and joint ventures in Canada and the United States. The following chart shows Gerdau Ameristeel Corporation, our principal subsidiaries and joint ventures and their respective operations. Unless otherwise indicated, all entities are 100%-owned and are owned directly or indirectly through an intermediate holding company. Schedule "A" to this Annual Information Form lists all of the Company's subsidiaries, their jurisdiction of incorporation and the percentage of shares beneficially owned by the Company.

                                  [FLOW CHART]

1)   Cambridge and Whitby Mills and part of Recycling operations.

2)   Manitoba Mill and Mandak Recycling operations.

3) Knoxville, Cartersville, Charlotte, Jacksonville, Jackson, St. Paul, Wilton, Calvert City, Beaumont, Fabrication Division, Grinding Balls, Wire, Atlas, Rail Division, Buffalo Recycling and Porter Brothers Recycling.

GENERAL DEVELOPMENT OF THE BUSINESS

HISTORY

     Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Uruguay, Argentina, Spain and, through Gerdau Ameristeel, Canada and the United States. Gerdau S.A's history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top twenty steel companies in the world. Gerdau S.A. has approximately 48% market share of the long steel market in Brazil. The Gerdau group has global annual manufacturing capacity of 18.5 million short tons of crude steel products, over 21,000 employees and total assets exceeding $9.0 billion. For the year ended December 31, 2005, Gerdau S.A. had approximately $9.5 billion in consolidated net sales and a market capitalization of over $7.3 billion.

     Over the last 15 years, Gerdau S.A. has increased its investments abroad, including its investments in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operated a minimill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc. (now Gerdau Ameristeel MRM Special Sections Inc.), which operated a minimill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four minimills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia, expanding Ameristeel's structural bar size range and adding beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies' cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.

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

     In March 2004, the Company completed the asset acquisition of downstream operations of Potter Form & Tie Company. The acquisition of Potter Form & Tie locations not only extended product lines coverage but also expanded market coverage into the midwest United States.

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

     In November 2004, the Company completed the acquisition of the North Star Steel assets from Cargill, Incorporated and certain of its subsidiaries, including land, fixed assets and working capital of four long steel product mills, four downstream operations and two recycling operations. The purchase price for the acquired assets was $318 million in cash plus the assumption of some debt and employee benefit obligations. This acquisition expanded the mill coverage into the midwest and southwest United States. In December 2004, the Company completed the acquisition of the fixed assets and working capital of the rebar fabrication and epoxy coating facilities of Gate City Steel, Inc. and RJ Rebar, Inc., resulting in the addition of six downstream facilities located in the midwest United States, extending the Company's coverage and participation in this region.

     In June 2005, the Company announced a management succession plan pursuant to which Mr. Mario Longhi was appointed President of the Company and Mr. Philip
E. Casey, Chief Executive Officer of the Company, assumed the additional position of Chairman of the Board.

     In October 2005, the Company amended and restated its senior secured revolving credit facility. The facility has a five-year term and increased the existing revolving credit line from $350 million to $650 million.

     In January 2006, Mr. Mario Longhi replaced Mr. Phillip E. Casey as
Chief Executive Officer of the Company with Mr. Casey remaining as Chairman of the Board.

     In February 2006, the Company acquired the capital stock of Fargo Iron and Metal Company, which operates a recycling yard located in Fargo, North Dakota.

     In March 2006, the Company completed the acquisition of the fixed assets and working capital of Callaway Building Products, a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee. The acquisition of Callaway increased the Company's rebar fabrication capabilities in the State of Tennessee.

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

     The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation's acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company's acquisition of the North Star Steel assets from Cargill, Incorporated in November 2004 contributed to this consolidation trend. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.

     2005 was a strong year for the U.S. steel industry, buoyed by a strong economy. The industry experienced a growth in demand, some tightening of supply and increasing prices. These market conditions reflected a growth in demand worldwide for steel products, including those produced by Gerdau Ameristeel. Growth in productive capacity abroad, particularly in China, in 2004 and 2005, began to overtake demand by 2005 in some product areas. Increased imports into North America from China and other regions with current excess productive capacity, during a period characterized by high raw material, energy and transportation costs, are expected to continue to provide some challenges for North American steel producers.

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

                            (STEEL PRODUCTION CHART)

     All of the mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Six of the Company's mills are vertically integrated with 17 scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas.

     The table below presents information regarding the Company's mills, including the estimated annual production capacity and actual production for the year ended December 31, 2005. Annual melting and rolling capacities are based on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements;

sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer's design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

                                   Year Ended December 31, 2005
                            -----------------------------------------
                                 Melt Shop            Rolling Mill
                            (Thousands of tons)   (Thousands of Tons)
                            -------------------   -------------------
Charlotte, North Carolina            460                   350
Jacksonville, Florida                640                   640
Jackson, Tennessee                   670                   600
Knoxville, Tennessee                 550                   520
Cartersville, Georgia                860                   640
Wilton, Iowa                         350                   325
Calvert City, Kentucky                --                   325
Manitoba, Manitoba                   385                   360
Cambridge, Ontario                   360                   320
Whitby, Ontario                      960                   800
Sayreville, New Jersey               800                   600
Perth Amboy, New Jersey              900                   800
Beaumont, Texas                      650                   800
St. Paul, Minnesota                  600                   550
                                   -----                 -----
Total Long Steel                   8,185                 7,630
                                   -----                 -----
Gallatin, Kentucky (50%)             750                   780
                                   -----                 -----
Total                              8,935                 8,410
                                   =====                 =====

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

Approximately 75% of the Cambridge mill's production is merchant bar and special bar quality products. It generally produces smaller sizes in smaller production runs targeted to niche markets. The mill's melt shop was rebuilt in 1986 and includes a 45-ton electric arc furnace and a 3-strand continuous caster. The rolling mill was commissioned in 1987 and includes a 75-tons per hour reheat furnace, an 18 in-line stand rolling mill, a 256 foot cooling bed, an in-line cut-to-length shear, and a straightening, stacking, and bundling finishing end. In 2003, a new bag house was installed for the melt shop.

CARTERSVILLE MILL, GEORGIA

     The Cartersville mill began its melting operations in 1989 and its rolling operations in 1999. It is located on a 267 acre site in Cartersville, Georgia. In addition to a wide range of merchant bars, the mill produces structural shapes and beams. The mill's melt shop has a 130-ton electric arc furnace, a ladle refining station and a 6-strand billet caster. Construction of a 58,000 square foot finished product warehouse was completed in October 2003. In 2003 the melt shop introduced new oxygen injection technology, as well as current conductive arms. Additional storage space was added in 2005 with a new warehouse and an outside beam loading storage facility.

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

JACKSON MILL, TENNESSEE

     The Jackson mill began operations in 1981. It is located on a 283 acre site in Jackson, Tennessee. The Jackson mill is the Company's largest single producer of merchant bars and also produces some larger size rebar. The merchant bars are marketed primarily in the southeast and midwest United States. The Jackson mill's melting equipment includes a 140-ton electric arc furnace and a 4-strand continuous billet caster. The rolling mill consists of a 120-tons per hour reheat furnace, 16 vertical and horizontal in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Jackson mill has a shredder which is used to process scrap purchased from third parties. A caster upgrade project at the Jackson mill was completed in December 2003. During 2004, the melt shop operations invested in a multi-point carbon injection system. In 2005, a mobile hydraulic shear was purchased with the capacity of shearing railcars for feedstock for the electric arc furnace.

JACKSONVILLE MILL, FLORIDA

     The Jacksonville mill began operations in 1976. It is located on a 550 acre site in Jacksonville, Florida and produces rebar and rod. Straight rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, and coiled rebar is shipped throughout the eastern United States. The rod products are sold throughout the southeastern United States. Jacksonville's melting equipment consists of a 100-ton electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 90 tons per hour reheat furnace, a 16-stand, in-line horizontal rolling mill, a 10-stand rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils. 40% of the scrap needs of the Jacksonville mill is supplied by an on-site recycling facility purchased in 2005 from OmniSource Corporation. During the year 2005, the Company approved construction of a new melt shop that, when completed, will increase capacity and provide operational improvements in the steel-making process.

KNOXVILLE MILL, TENNESSEE

     The Knoxville mill began operations in its present location in 1903. It is located on a 62 acre site in Knoxville, Tennessee and produces almost exclusively rebar. The rebar is marketed throughout the southern and midwestern United States. Knoxville's melt shop completed a $34.5 million modernization in July 2000. The new facility includes a 95-ton electric arc furnace and a continuous scrap feeding and preheating system. The rolling mill consists of a 90-tons per hour reheat furnace, 17 in-line mill stands utilizing an in-line heat treating process, a cooling bed and a cut-to-length shear line. In 2005 a new warehouse facility was completed. The new facility has two overhead cranes, 54,500 square feet of storage under roof and is designed for rail and truck loading capabilities.

MANITOBA MILL, MANITOBA

     The Manitoba mill began operations in 1917. It is located on a 529 acre site in Selkirk, Manitoba. It produces special sections, merchant bars and rebar. Approximately 15% of the Manitoba mill's production is rebar which is sold primarily to fabricators and service centers in Canada. Up to 15% of its production is merchant bars and structurals. In 2001, the Manitoba mill increased production capabilities to include flats with a width of more than 10 inches. Approximately 75% of the Manitoba mill's shipments are special sections sold to the earth moving, material handling and transportation industries. The Manitoba mill has a 65-ton electric arc furnace, a ladle refining station and a 3-strand continuous caster. The Manitoba mill operates two rolling mills. Rolling mill #1 has a 15-stand rolling mill. Rolling mill #2 includes two in-line stands, one horizontal and the other vertical, along with a cooling bed. The mill is vertically integrated with five scrap recycling facilities located in North Dakota that collect and/or process scrap for use by the mill and sale to third parties. The mill also has its own shredder, shears and rail car dismantling operations for processing scrap on site. The mill's scrap facilities can supply all of the mill's scrap requirements. However, depending on market conditions, the mill may from time to time purchase a portion of its scrap needs from third parties and sell some of its collected scrap to third parties.

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

SAYREVILLE MILL, NEW JERSEY

     The Sayreville mill began operations in 1972 and revamped the melt shop and caster in 1997. It is located on a 117 acre site in Sayreville, New Jersey, 30 miles south of New York City. It primarily produces rebar, which is generally sold to fabricators in the northeastern United States. The Sayreville mill operates a 135-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle arc refining unit, a 6-strand continuous caster and a bar mill. In February 2006, the mill completed the installation of a new reheat furnace.

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

WHITBY MILL, ONTARIO

     The Whitby mill began operations in 1964. It is located on a 350 acre site in Whitby, Ontario, 35 miles east of Toronto. It produces principally merchant bar, structural shapes and rebar. The Whitby mill has a 150-ton electric arc furnace, a ladle refining unit, a 5-strand continuous caster, a bar mill and a structural mill. The mill is vertically integrated with five scrap recycling facilities in southern Ontario that collect and/or process scrap for use by the mill and sale to third parties. 100% of the mill's scrap needs are supplied by its scrap recycling facilities. The electrical control system at the Whitby bar mill was upgraded in August 2003. A new 110,000 square foot warehouse was completed during 2005.

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

DEPOTS

     The Company leases depots in Chicago, Illinois; North Jackson, Ohio; and Montreal, Quebec. The Montreal depot was decommissioned in March 2005 after completion of the Whitby Mill warehouse. The Company owns a warehouse in Milton, Ontario which is expected to be sold in the second quarter of 2006. The new warehouse built at the Whitby mill eliminated the need for most off-site storage. Finished product is still shipped by rail from several of the Company's mills to Chicago and North Jackson depots, stored, then shipped to customers. The following table provides information on these facilities:

     LOCATION           ACREAGE   LEASE EXPIRATION
     --------           -------   ----------------
Montreal, Quebec.....     1.89       June 30, 2007
Chicago, Illinois....     8.88       June 30, 2017
North Jackson, Ohio..    21.75        May 31, 2016

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

SUPER LIGHT BEAM PROCESSING AND ELEVATOR GUIDE RAILS

     Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced largely at the Manitoba mill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2007. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley's facility is located on leased property in Winnipeg, Manitoba, near the Manitoba mill, and processes beams produced by that mill. Bradley's lease expires on September 30, 2008.

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

REBAR FABRICATION

     Gerdau Ameristeel operates one of North America's largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 30 rebar fabricating plants. These locations include three epoxy coating plants that also service the concrete construction industry in the eastern half of the United States. The fabricating facilities cut and bend rebar to meet customers' engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville mills. The Company's rebar fabricating capacity is approximately 785,000 tons per year. Estimated capacity is based on best historical months of production, annualized. The following table shows the rebar fabricating plant locations and their approximate annual capacities:

           REBAR FABRICATING PLANT (1, 2)         CAPACITY (TONS)
           ------------------------------         ---------------
Tampa, Florida.................................        52,000
Jacksonville, Florida..........................        40,000
Ft. Lauderdale, Florida........................        45,000
Orlando, Florida...............................        15,000
Charlotte, North Carolina......................        45,000
Raleigh, North Carolina........................        35,000
Atlanta, Georgia...............................        45,000
Aiken, South Carolina..........................        15,000
Knoxville, Tennessee...........................        50,000
Knoxville Rebar Express, Tennessee (Callaway)..        10,000
Nashville, Tennessee...........................        35,000
Memphis, Tennessee.............................        20,000
Louisville, Kentucky...........................        35,000
York, Pennsylvania.............................        60,000
Milton, Pennsylvania...........................        15,000
Belvidere, Illinois............................        35,000
Decatur, Illinois..............................        20,000
Madison, Wisconsin.............................        25,000
Appleton, Wisconsin............................        20,000
Hamilton, Ohio.................................         9,000
Indianapolis, Indiana..........................        35,000
Muncie, Indiana................................        35,000
Eldridge, Iowa.................................        20,000
Sterling, Illinois.............................        24,000
Birmingham, Alabama............................        36,000
Trussville, Alabama............................         9,000
Total..........................................       785,000
                                                      =======

(1) The Company also has a supply facility in Urbana, Illinois which is included in the rebar fabrication group.

(2) The Company also has one location under construction in Fredericksburg, Virginia. This unit is expected to start up during the third quarter of 2006 and will have capacity of 50,000 tons.

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

CARROLLTON, TEXAS FACILITY

     The Carrollton plant is located in the Dallas-Fort Worth area and was acquired from Cargill, Incorporated in November 2004. The Carrollton plant is a 132,000 square foot manufacturing facility located on seven acres of land and includes state of the art chemical descaling, wire drawing and heat treating facilities. The Carrollton plant is a leased facility and the current lease expires in May 2006. The plant has a rail siding used for receipt of wire rod and has four shipping bays for outbound truck shipments.

MEMPHIS, TENNESSEE FACILITY

     The Memphis wire plant produces galvanized after weave (GAW) chain link fabric fencing. The Memphis plant is a 62,000 square foot manufacturing facility located on seven acres and is geographically well positioned to provide truck delivery to markets east of the Rocky Mountains. In March 2006, the Company sold the real estate on which the plant is located and leased it back from the new owner of the real estate.

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

     In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2005, there were $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to Dofasco and Gerdau Ameristeel.

OTHER PROPERTIES

     In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida. The Company has signed a contract to sell the Tampa property and expects to close the sale during the second quarter of 2006. The Company has leased the executive office in Tampa, Florida since March 1, 2005. The lease expires on March 1, 2010.

       LOCATION                 USE           ACREAGE
       --------                 ---           -------
Tampa, Florida.......   Industrial Property     40.0
Indiantown, Florida..   Industrial Property    151.5

PRODUCTS

     The following tables show the breakdown of tons shipped to third parties by product and average prices by market segment for the two years ended December 31, 2004 and 2005:

                                    TONS SHIPPED
                                     YEAR ENDED
                                    DECEMBER 31
                                   -------------
                                    2004    2005
                                   -----   -----
                                    (THOUSANDS)
Merchant bar/special sections ..   2,313   3,054
Rebar ..........................   1,322   1,473
Rod ............................     787     703
Fabricated steel ...............     756   1,057
                                   -----   -----
Sub total ......................   5,178   6,287
                                   -----   -----
Flat rolled (1) ................     758     764
                                   -----   -----
Total finished goods ...........   5,936   7,051

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

    The following table shows information on customers during 2004 and 2005:

                          PERCENT OF NET
                             SALES BY
                             CUSTOMER
                          --------------
                           2004    2005
                          -----   ------
Fabricators/OEM........     36%     37%
Steel service centers..     45      45
Wire drawing...........     15      14
Other..................      4       4
                           ---     ---
Total..................    100%    100%
                           ===     ===

     In the year ended December 31, 2005, the Company sold products to over 1,000 customers. Given the diversity of the Company's products and markets, no one customer comprises 2.3% or greater of consolidated net sales. The five largest customers comprised approximately 9.0% of total consolidated net sales in the year ended December 31, 2005. The following table provides a percentage breakdown of total net sales by customer location for 2004 and 2005:

                    PERCENTAGE OF NET
                     SALES BY COUNTRY
                    -----------------
                      2004     2005
                     -----    -----
United States....       81%      85%
Canada...........       18       14
                     -----    -----
Other Countries..        1        1
                     -----    -----
                     100.0%   100.0%
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

COMPETITION

LOCAL COMPETITION

     The Company's geographic market encompasses the eastern two thirds of Canada and the United States, predominantly throughout the eastern seaboard, the southeast and the midwest United States. The Company experiences substantial competition in the sale of each of our products from numerous competitors in our markets. Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

     Principal competitors to Gerdau Ameristeel include Mittal Inc., Stelco Inc. and Ivaco Inc. in Canada; and Bayou Steel Corporation, Commercial Metals Corporation, Nucor Corporation, Sheffield Steel Corporation, and Steel Dynamics Inc. in the United States. Gallatin Steel competes with numerous other integrated and minimill steel producers.

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

FOREIGN COMPETITION

     All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of steel bar and wire rod products into the United States' and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.

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

     In November 2003, the World Trade Organization (WTO) Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports were illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, it is not known whether the termination of the safeguard tariffs is permanent as President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the U.S. steel industry.

     One of the Company's subsidiaries, Gerdau Ameristeel Perth Amboy Inc. (formerly Co-Steel Raritan), and the Beaumont facility (acquired from North Star Steel) were parties to a U.S. wire rod anti-dumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both anti-dumping and countervailing duties that range from 4% to 369%. Although there have been recent increases in rod pricing following the imposition of these duties, a considerable amount of imported rod continues to enter U.S. markets, particularly from countries not subject to anti-dumping or countervailing duties such as China. In November 2005, the Company was a party to a U.S. wire rod anti-dumping and countervailing duty case against China, Turkey and Germany that was terminated by the International Trade Commission. This case is currently being appealed.

     The Organization for Economic Cooperation and Development (OECD) has initiated a process to address worldwide over-capacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing over-capacity in the steel industry would adversely affect the Company's ability to compete and affect the Company's sales levels.

     In the beginning of 2004, the global steel supply-demand balance shifted from an apparent surplus to an apparent shortage. With China's economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically for the better in 2004. As China's steel output has increased at double-digit rates, the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices rose well past historic highs in 2004. These positive trends were further fueled by fluctuations in currency exchange rates and the recent upturn in the North American and other world economies.

     In 2005, the demand for finished steel in some other regions of the world, particularly China, has not kept pace with the large additions to capacity being brought on line. This factor, along with the undervaluation of certain Asian currencies, most notably China's, has led to a high level of imports into North America from China and elsewhere. The demand upswing moderated in 2005 and there were inventory corrections for both steel producing and steel consuming industries during 2005 after high imports in 2004. Imports continue to take a large portion of the steel market.

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

     VERTICALLY INTEGRATED OPERATIONS. Our minimills are integrated with 43 downstream steel fabricating facilities and 17 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for our mills' production, and valuable market information on the end-use demand for steel products. Our downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to our minimill operations. Our downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable us to capture additional value-added margins on the steel produced at our minimills. In the year ended December 31, 2005, our downstream businesses accounted for approximately 15% of our shipments of total finished steel shipments and generated approximately 19% of our net sales. Our 17 upstream scrap recycling facilities provide approximately 30% of our minimill scrap needs, thereby decreasing our dependency on third-party scrap suppliers.

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

     STRONG SPONSORSHIP. We have access to the knowledge base of, and sponsorship from, our majority shareholder, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.'s management experience and its expertise in manufacturing. Gerdau S.A. and its subsidiaries, including us, have global annual manufacturing capacity of 18.5 million tons of crude steel with 31 steel plants and three strategic shareholdings. With the talent depth, technical support and financial strength of Gerdau S.A., we believe we are strategically positioned to grow and succeed within the North American steel industry.

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

COST OF SCRAP, ENERGY AND OTHER RAW MATERIALS

     Our operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for our minimill operations. Prices for steel scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices which are currently at a 10-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous 10-year highs. We do not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, our profit margins could be materially adversely affected. We may not be able to pass on higher scrap costs to our customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause our production to decline and adversely affect sales and profit margins.

     Most of our minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace and rolling mill power demand. This portion represents the majority of the total electric demand and, for the most part, is affected by spot market prices of electricity. Therefore, we have significant exposure to the variances of the electricity market which could materially adversely affect operating margins and results of operations. Generally, we do not have long-term contracts for natural gas and therefore are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

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

BANKRUPTCY PROTECTION

     Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than us and other producers that have remained solvent.

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

     Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue or an incident at one of our properties or operations, could have a material adverse effect on our business, financial condition, or results of operations. In addition, our environmental and occupational health and safety capital expenditures could materially increase in the future. See "Environmental and Regulatory Matters".

PENSION PLANS

     We have several pension plans that are currently underfunded and adverse market conditions could require us to make substantial cash payments to fund the plans which could reduce cash available for other business needs. Our funding requirements may rise above expected amounts commencing in the year ended December 31, 2006 if temporary relief provisions enacted by the United States Congress are not extended.

COLLECTIVE BARGAINING AGREEMENTS

     Approximately 35% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached. One collective bargaining agreement, with the employees at our Perth Amboy Mill, will expire in July 2006.

     On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May 2005. On December 12, 2005, the Beaumont facility began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives.

     The Beaumont and Wilton facilities are currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul facility has been temporarily extended. The Company cannot assure you that these collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

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

SENIOR MANAGEMENT

     Our operations and prospects depend in large part on the performance of our senior management team. We do not have employment contracts with any of our executive officers other than Mario Longhi, our Chief Executive Officer and President. We cannot assure you that these individuals will remain with us as employees. In addition, we cannot assure you that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on our business, financial condition and results of operations.

JOINT VENTURES

     We have three 50%-owned joint ventures that contribute to our financial results but that we do not control. These joint ventures contributed $91.2 million to our net income for the year ended December 31, 2005 and $141.5 million to our net income for the year ended December 31, 2004. We received $115.8 million of cash distributions from our joint ventures in the year ended December 31, 2005 and $82.8 million of cash distributions for the year ended December 31, 2004. However, we do not control the joint ventures and cannot, without agreement from our partner, cause any joint venture to distribute its income from operations to us. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to us unless specified financial covenants are satisfied. Additionally, since we do not control our joint ventures, they may not be operated in a manner that we believe would be in the joint ventures', or our, best interests.

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

     In April 2001, we were notified by the Environmental Protection Agency (the "EPA"), of an investigation that identifies us as a potential responsible party ("PRP") in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with us named as a defendant. CERCLA imposes joint and several strict liability in connection with environmental contamination. We are included in this action because we allegedly shipped EAF dust to this property during 1978. In 2003, the EPA offered a settlement to the named PRPs totaling $15.5 million under which our allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has recently indicated that it is reconsidering the appropriate allocation; that reconsideration could cause the EPA's view of the Company's allocation to substantially increase. We object to our inclusion as a PRP on several bases, have asserted defenses and are pursuing legal alternatives, including adding a larger third party which we believe was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of our defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA is considering a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment and is considering legal alternatives including pursuing other contributing parties' insurance carriers. At this time, the ultimate exposure is uncertain. While we do not anticipate that the outcome of this matter will have a material adverse effect on our financial position or consolidated earnings, we cannot assure you that the final outcome of this matter will not have a material adverse effect on us.

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

     In meeting our environmental goals and government-imposed standards in 2005, we incurred operating costs of approximately $2.13 million and spent $4.2 million on environmental-related capital improvements. We expect to spend approximately $12.9 million on environmental control capital expenditures in 2006.

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

     Gerdau Ameristeel currently employs approximately 7,200 employees (including 50% of the employees at the joint ventures), of which approximately 4,650 employees work in minimills, 1,700 work in downstream and recycling operations and 230 work in corporate and sales offices. Approximately 35% of our employees are represented by unions under a number of different collective bargaining agreements. The collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached. One collective bargaining agreement, with the employees at our Perth Amboy Mill, will expire in July 2006. See "Risk Factors -- Collective Bargaining Agreements".

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The section entitled "Management's Discussion and Analysis" in the Company's Annual Report for the year ended December 31, 2005 is incorporated herein by reference.

MARKET FOR SECURITIES

     The share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to receive dividends when declared by the Board, to receive notice of and attend shareholders' meetings, to vote one vote per Common Share at shareholders' meetings and, subject to the prior rights of the holders of any shares ranking senior to the Common Shares, in the event of the Company's dissolution or liquidation, to receive the Company's remaining property.

     The preferred shares may be issued in one or more series and the Board may determine the rights, privileges, restrictions and conditions attaching to the preferred shares including dividends, rights of redemption and retraction, conversion rights, and dissolution or liquidation rights. In the event of the Company's liquidation or dissolution, the preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the preferred shares. The holders of the preferred shares are not entitled to receive notice of or to attend any shareholders' meetings unless the Company has failed to pay dividends of any one series for a period of two years. So long as any dividends on the preferred shares of any series remain in arrears, the holders of such preferred shares are entitled to receive notice of and to attend all shareholders' meetings and are entitled, voting separately and as a series, to elect one member of the Board.

     As at December 31, 2005, the Company had outstanding 304,471,493 Common Shares and no preferred shares. The Company's Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GNA.TO", and effective October 25, 2004, are listed on the New York Stock Exchange (the "NYSE") under the symbol "GNA".

     The following table sets forth the reported weighted average trading prices and trading volumes of the Company's common shares as reported by the TSX and NYSE from January through December 2005.


               TSX (1)                   NYSE (2)
            PRICE (CDN$)                PRICE ($)
            ------------    VOLUME     -----------     VOLUME
  MONTH     HIGH    LOW   (MILLIONS)   HIGH    LOW   (MILLIONS)
  -----     ----   ----   ----------   ----   ----   ----------
January     7.95   6.89       5.9      6.85   5.57       6.0
February    8.96   6.75      14.7      7.29   5.45      11.3
March       9.10   7.01      10.2      7.39   5.84       8.9
April       7.68   6.05       7.9      6.26   4.80       8.8
May         6.85   5.54      15.4      5.51   4.35       8.5
June        6.07   5.08       8.2      4.85   4.13       6.1
July        6.36   5.13      10.6      5.20   4.13       4.6
August      6.50   5.83       6.3      5.36   4.82       5.7
September   7.58   5.91       7.9      6.60   5.00       8.8
October     6.08   5.36       5.5      5.23   4.55       4.1
November    6.72   5.59       5.7      5.73   4.73       4.2
December    6.97   6.40       5.9      6.00   5.50       3.8

----------
(1)  Source, TSX Market Data.

(2)  Source, LexisNexis (Sunguard).

     As at December 31, 2005, the Company also had Cdn$125,000,000 in unsecured, subordinated convertible debentures, which bear interest at 6.5% per annum, mature on April 30, 2007, and at the holders' option, are convertible into Common Shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues Common Shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of Common Shares based on their market value at the time of redemption.

     The following table sets forth the reported weighted average trading prices and trading volumes of the Company's convertible debentures as reported by the TSX from January through December 2005.


                TSX (1)
              PRICE (CDN$)
            ---------------      VOLUME
  MONTH      HIGH      LOW    (THOUSANDS)
  -----     ------   ------   -----------
January     102.97   101.05       8.88
February     104.5      101      15.97
March        102.5     99.5      45.38
April          102       99      42.99
May            105      100      14.44
June        102.95   101.05      17.36
July           105    101.6       6.51
August         105   100.85       3.35
September      103   100.85       6.31
October        102       96       5.57
November    101.75      100       4.13
December    101.75   100.65       2.97

----------
(1)  Source, TSX Market Data.

DIVIDENDS

     No dividends were paid from January 2003 until January 2005 when the board of directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per common share. In 2005 the Company paid dividends totaling $ 0.20 cents per common share, consisting of three regular quarterly dividends of $0.02 cents per common share and a special dividend of $0.14 cents per common share that was paid on June 2, 2005. On February 7, 2006, the Board of Directors approved a quarterly dividend of $0.02 cents per common share and a special dividend of $0.22 cents per common share that was paid on March 9, 2006 to shareholders of record on February 22, 2006.

DIRECTORS AND OFFICERS

     Gerdau Ameristeel's board of directors (the "Board of Directors" or the "Board") consists of nine directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The name, province or state and country of residence, position with the Company, and principal occupation of the directors and executive officers of the Company and Committee memberships are as shown below:

  NAME, AGE AND PROVINCE/STATE AND       MAJOR POSITIONS WITH THE COMPANY AND
        COUNTRY OF RESIDENCE                    SIGNIFICANT AFFILIATES                 PRINCIPAL OCCUPATION
  --------------------------------       ------------------------------------          --------------------
Andre Beaudry, 47                     Vice President, Steel Product Sales of the   Vice President, Steel
Florida, United States                Company                                      Product Sales of the
                                                                                   Company

Phillip E. Casey, 63                  Director since 2002, President until June    Chairman of the Board
Florida, United States                2005 and Chief Executive Officer until
                                      January 2006. Chairman of the Board since
                                      June 2005.

Mario Longhi, 51                      President and Chief Executive Officer        Director, President and
Florida, United States                                                             Chief Executive Officer of
                                                                                   the Company

Kenneth W. Harrigan, 78               Director since 1994                          Chairman, K.W. Harrigan
Ontario, Canada                                                                    Consultants (business
                                                                                   consultant)
                                      Independent

                                      Member of:

                                      -    the Audit Committee

                                      -    the Human Resources Committee

Joseph J. Heffernan, 59               Director since 1996                          Chairman, Rothmans Inc.
Ontario, Canada                                                                    (tobacco manufacturer)

                                      Independent

                                      Member of:

                                      -    the Human Resources Committee

                                      -    the Corporate Governance Committee
                                           (Chair)

Jorge Gerdau Johannpeter, 69          Director since 2002, Chairman of the Board   Director and Chairman of
Rio Grande do Sul, Brazil             from 2002 until December 2005.               the Board of Directors of
                                                                                   Gerdau S.A.

Frederico C. Gerdau Johannpeter, 63   Director since 2002                          Vice President of Gerdau
Rio Grande do Sul, Brazil                                                          S.A.

Andre Bier Johannpeter, 43            Director since 2002, and Vice-President      Director, Executive Vice
Rio Grande do Sul, Brazil             and Chief Operating Officer of the Company   President of Gerdau S.A.
                                      from August 2004 until March 2006

  NAME, AGE AND PROVINCE/STATE AND       MAJOR POSITIONS WITH THE COMPANY AND
        COUNTRY OF RESIDENCE                    SIGNIFICANT AFFILIATES                 PRINCIPAL OCCUPATION
  --------------------------------       ------------------------------------          --------------------
Tom J. Landa, 54                      Vice President, Finance, Chief Financial     Vice President, Finance,
Florida, United States                Officer and Assistant Secretary of the       Chief Financial Officer and
                                      Company                                      Assistant Secretary of the
                                                                                   Company

Robert E. Lewis, 45                   Vice President, General Counsel and          Vice President, General
Florida, United States                Corporate Secretary of the Company           Counsel and Corporate
                                                                                   Secretary of the Company

J. Spencer Lanthier, 65               Director since 2000                          Corporate Director
Ontario, Canada

                                      Independent

                                      Member of:

                                      -    the Audit Committee (Chair)

Michael P. Mueller, 59                Vice President, Steel Mill Operations        Vice President, Steel Mill
Florida, United States                                                             Operations

Arthur Scace, 67                      Director since 2003                          Corporate Director
Ontario, Canada

                                      Independent

                                      Member of:

                                      -    the Audit Committee

                                      -    the Corporate Governance Committee

Dr. Michael D. Sopko, 67(1)           Director since 1997                          Corporate Director
Ontario, Canada

                                      Independent

                                      Member of:

                                      -    the Human Resources Committee (Chair)

----------
(1) Dr. Sopko is not standing for re-election at the 2006 annual meeting of shareholders. Mr. Richard McCoy has been nominated to replace Dr. Sopko on the Company's board of directors subject to shareholder approval at the Company's 2006 Annual Meeting. Mr. McCoy has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy is a director of several companies. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario. Mr. McCoy serves as a director of the following Canadian public companies: Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Rothmans Inc., Aberdeen Asia-Pacific Income Investment Company Ltd., Pizza Pizza Royalty Income Fund, Canadian Mini Warehouse Properties, and Uranium Participation Corporation.

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

     PHILLIP E. CASEY was the President of the Company from October 2002 until June 2005 and Chief Executive Officer of the Company from October 2002 until January 2006. Prior to that he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. In June 2005, Mr. Casey was appointed Chairman of the Board of the Company. Mr. Casey is also a director of Astec Industries, Inc.

     KENNETH W. HARRIGAN has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of the following Canadian public companies: Camco Inc., Great Lakes Hydro Income Fund and Samuel Manu-Tech Inc. Mr. Harrigan was previously Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.

     JOSEPH J. HEFFERNAN has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc. and Clairvest Group Inc. and serves as Chairman of both companies.

     JORGE GERDAU JOHANNPETER has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971 and was appointed Chairman of the Board of Directors and President in 1983. Since 2002, after the implementation of Gerdau S.A.'s new corporate governance structure, he also became the President of Gerdau S.A.'s Executive Committee. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil. Mr. Johannpeter served as Chairman of the Board for the Company from October 2002 until June 2005.

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

     ANDRE BIER JOHANNPETER served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 became Director of New Business Development of Gerdau S.A. and in 2002 he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.

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

     J. SPENCER LANTHIER has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies:
Emergis Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.

     ROBERT E. LEWIS has been our Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994, he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.

     MARIO LONGHI was appointed as President in June 2005 and as Chief Executive Officer of the Company in January 2006 replacing Mr. Casey. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.

     MICHAEL MUELLER served as Vice President, Steel Mill Southeast Operations from October 2002 until January 2006 when he was appointed Vice President, Steel Mill Operations. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 33 years of steel industry experience.

     ARTHUR SCACE has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tetrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director of the following Canadian public companies: The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited, and West Jet Airlines Ltd. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

     DR. MICHAEL D. SOPKO has been a director of Gerdau Ameristeel since 1997. Dr. Sopko is also a director of a number of Canadian public companies, including a Canadian chartered bank and Voisey's Bay Nickel Company Limited. Dr. Sopko has decided to not stand for re-election as a director of the Company.

     Messrs. Jorge and Frederico Johannpeter are brothers. Andre Bier Johannpeter is the son of Jorge Johannpeter. None of the other directors are related to one another.

SHARE OWNERSHIP

     As a group, the directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 211,725,589 Common Shares, representing approximately 70% of our total outstanding Common Shares.

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

     The independent directors are Kenneth W. Harrigan, Joseph J. Heffernan, J. Spencer Lanthier, Arthur Scace and Dr. Michael D. Sopko

     The Chairman of the Board of Directors, Mr. Phillip E. Casey, is formerly a member of management and is not independent.

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

CORPORATE GOVERNANCE

     The Corporate Governance Committee develops the Company's approach to corporate governance and recommends to the Board corporate governance principles to be followed by the Company. The Board has adopted corporate governance guidelines (the "Corporate Governance Guidelines"), which set out the functions of the Board and details regarding the composition of the Board (including director independence), Board and Committee meetings, the Committees of the Board, director access to management and independent advisors, director compensation, director orientation and continuing education, the appointment, supervision, succession and development of senior management and a performance assessment of the Board and its Committees.

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

     The Company's Corporate Governance Guidelines are posted on the Company's website at www.gerdauameristeel.com. They are also available in print to any shareholder who requests them. Requests for copies of these documents may be made by contacting:

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

     The charters for each of the Committees are posted on the Company's website at www.gerdauameristeel.com. They are also available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting:

     Robert E. Lewis
     Vice President, General Counsel and Corporate Secretary
     Gerdau Ameristeel Corporation
     P.O. Box 31328
     Tampa, Florida
     United States, 33631-3328

LEGAL PROCEEDINGS

     The Company is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Although there can be no assurance that any particular claim will be resolved in the Company's favor, the Company does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

     To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2003 through December 31, 2005 are indicated below:

     From January 1, 2003 through December 31, 2005, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 67% of the voting rights attached to the Company's Common Shares, had a material interest in the following material transactions:

     - During the first quarter of 2004, Gerdau S.A. guaranteed the following loans from Brazilian banks in favor of the Company: (i) a $20.0 million, one year, 2.65% interest bearing loan; and (ii) a $5.0 million, one year, 2.56% interest bearing loan. Both of these loans were repaid as of November 30, 2004.

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

AUDIT FEES

     PricewaterhouseCoopers LLP billed the Company for the following fees in the last two fiscal years:

                             2004        2005
                          ----------   --------
Fees for Audit Services   $1,020,000   $700,000
Audit-Related Fees        $  101,000   $189,000

Tax Fees                  $  180,000   $195,000
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

INTEREST OF EXPERTS

     The Company's auditors are PricewaterhouseCoopers LLP, independent registered certified public accountants, who have prepared an independent auditors' report dated March 8, 2006 in respect of the Company's consolidated financial statements with accompanying notes as at and for the years ended December, 31, 2005 and 2004. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the AICPA and the rules of the U.S. Securities and Exchange Commission.

AUDIT COMMITTEE

     The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Committee shall be a "financial expert" as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an "audit committee financial expert".

RELEVANT EDUCATION AND EXPERIENCE

     Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Harrigan holds an H.B.A. and LLD from the Ivey School of Business at the University of Western Ontario. From 1991 to 1999 he was the President and Chief Executive Officer of the Ford Motor Company of Canada Limited, and from 1990 to 1992 he was the Chairman and Chief Executive Officer of the Ford Motor Company of Canada Limited. Mr. Scace has served as a director and a member of the audit committee of several public companies.

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

AUDIT COMMITTEE CHARTER AND WHISTLE BLOWER POLICY

     The charter of the Audit Committee is attached to this Annual Information Form as Schedule "B" and is also available on the Company's website at www.gerdauameristeel.com.

     The Audit Committee has adopted a whistle blower policy (the "Whistle Blower Policy") which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is available on the Company's website at www.gerdauameristeel.com.

STANDARDS OF BUSINESS CONDUCT

     The Company has adopted a code of ethics entitled the "Code of Ethics and Business Conduct," which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the "Code of Ethics Applicable to Senior Executives" which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives can be found at the Company's website at www.gerdauameristeel.com.

MATERIAL CONTRACTS

     The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by Gerdau Ameristeel within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:

     In relation to the Company's amendment and restatement in October 2005 of its senior secured revolving credit facility, the amended and restated credit agreement (the "Amended and Restated Credit Agreement") dated October 28, 2005 between the Company, Bank of America, N.A., as administrative agent and a syndicate of lenders. A material change report dated October 28, 2005 was filed on Form 51-102F3 in relation to the Amended and

Restated Credit Agreement and the Amended and Restated Credit Agreement was filed contemporaneously with the material change report on SEDAR at www.sedar.com.

SIGNIFICANT ACQUISITIONS

     The business acquisition report filed on Form 51-105F2 dated January 14, 2005 relating to the Company's acquisition of the North Star Steel assets from Cargill, Incorporated on November 1, 2004, available through SEDAR at www.sedar.com, is incorporated by reference in this Annual Information Form.

ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration and indebtedness and principal holders of the Company's securities is contained in the Company's Management Information Circular dated March 30, 2006 for the annual and special meeting of shareholders for 2006, which involves the election of directors.

     Additional financial information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the management's discussion and analysis related thereto in the Company's Annual Report for the year ended December 31, 2005.

     You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company's website at www.gerdauameristeel.com.

                            SCHEDULE A - SUBSIDIARIES

All entities are 100%-owned unless otherwise indicated.

Gerdau Ameristeel MRM Special Sections Inc. (Saskatchewan)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (50%) (Canada)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company (Nova Scotia)
3100361 Nova Scotia Company (Nova Scotia)
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
GNA Financing Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
GANS LLC (Delaware)
AmeriSteel Bright Bar, Inc. (80%) (Florida)
MFT Acquisition, Corp. (Delaware)
1062316 Ontario limited
Co-Steel Benefit Plans Inc. (Ontario)
1300554 Ontario Limited
1551533 Ontario Limited
Co-Steel C.S.M. Corp. (Delaware)
Gallatin Steel Company (50%) (Kentucky)
Ghent Industries (50%) (Kentucky)
Gallatin Terminal Company (50%) (Kentucky)
Gallatin Transit Authority (50%) (Kentucky)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Raritan River Urban Renewal Corporation (New Jersey)
Co-Steel Benefit Plans USA Inc. (Delaware)
Gerdau Ameristeel Sayreville Inc. (Delaware)
N.J.S.C. Investment Co., Inc. (New Jersey)(1)
Co-Steel Dofasco LLC (50%) (Wyoming)
Co-Steel (UK) Limited (United Kingdom)
Goldmarsh Enterprises (Ireland)
Acierco S.A. (Luxembourg)
Co-Steel Liquidity Management Hungary Limited Liability Company (Hungary) Monteferro International Business S.A. (50%) (Spain)
Monteferro America Latina Ltda. (50%) (Brazil)
Fargo Iron and Metal Company (North Dakota).

(1)  This company is in the process of being dissolved.

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

     (A)  APPOINTMENT AND REVIEW OF INDEPENDENT AUDITOR

- The Company's independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, oversee and evaluate and, where appropriate, replace the independent auditors, subject to shareholder approval where applicable. In connection with the Audit Committee's oversight of the independent auditor the Audit Committee will have the following responsibilities and take the following actions:

- The Audit Committee will review and approve the independent auditor's engagement letters and the fees to be paid to the independent auditors.

- The Audit Committee will obtain and review with the lead audit partner annually or more frequently as the Audit Committee considers appropriate, a report by the independent auditor describing: (A) the independent auditor's internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (C) in order to assess the independent auditor's independence, all relationships between the independent auditor and the Company.

- After reviewing the report referred to above and the independent auditor's performance throughout the year, the Audit Committee will evaluate the independent auditor's qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the officer in charge of internal audit and the Company's internal auditors (or other personnel responsible for the internal audit function). The Audit Committee will also consider, if appropriate and in order to assure continuing auditor independence, whether there should be a rotation of the audit firm itself. The Audit Committee will present its conclusions to the Board.

- The Audit Committee will obtain confirmation and assurance as to the independent auditor's independence, including ensuring that it submits on a periodic basis (not less than annually) to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking appropriate action in response to the independent auditor's report to satisfy itself of its independence.

- The Audit Committee will resolve disagreements between management and the independent auditor regarding financial reporting.

- The Audit Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and make recommendations about whether the Company should continue with that independent auditor.

- The Audit Committee will ensure the regular rotation of members of the independent auditor's team as required by law.

- The Audit Committee will review and approve the Company's hiring of employees and former employees of the independent auditor or former independent auditors.

     (B)  PRE-APPROVAL OF NON-AUDIT SERVICES

- The Audit Committee will pre-approve the appointment of the independent auditor for any non-audit service to be provided to the Company, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, the Independence Standards of the Canadian Institute of Chartered Accountants or the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

     (C)  REVIEW OF THE INTERNAL AUDIT FUNCTION

- The Audit Committee will review the mandate, budget, plan and scope of activities, staffing and organizational structure of the internal audit function to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the independent auditor.

- The Audit Committee will review the appointment and replacement of the officer in charge of the internal audit and will review the significant reports to management prepared by the internal auditing department and management's responses to such report.

- The Audit Committee has the authority to communicate directly with the officer in charge of the internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities, but not less often than annually, the Audit Committee will meet privately with the officer in charge of the internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of the internal audit.

     (D)  REVIEW OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

- The Audit Committee will review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosure under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and any reconciliation of the Company's financial statements, before recommending them for approval by the Board for release and filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable.

- The Audit Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes to the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of the Company;

     (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (D) the type and presentation of information to be included in earnings press releases (including any use of "pro forma" or "adjusted" non GAAP information) as well as any financial information and earnings guidance provided to analysts and rating agencies.

- The Audit Committee will review reports required to be submitted by the independent auditors concerning: (A) all critical accounting policies and practices used; (B) all alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and (C) any other material written communications with management.

- The Audit Committee will review earnings press releases and other press releases containing financial information based on the Company's financial statements prior to their release. The Audit Committee will also review the use of "pro forma" or "adjusted" non-GAAP information in such press releases.

- The Audit Committee will discuss generally (meaning a discussion of the types of information to be disclosed and the type of presentation to be made) financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

- The Audit Committee will review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

- The Audit Committee will discuss with the independent auditors the matters required to be disclosed by Statement on Auditing Standards No. 61 (as may be modified or supplemented) and the matters in the written disclosures required by Independence Standards Board Standard No. 1 relating to the conduct of the audit.

- The Audit Committee will review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

- The Audit Committee will review significant changes in accounting or auditing policies.

- The Audit Committee will oversee management's design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee will review the annual and interim conclusions of the effectiveness of the Company's disclosure controls and procedures and internal controls and procedures (including the independent auditor's attestation that is required to be filed with securities regulators).

- The Audit Committee will regularly review with the independent auditor any problems or difficulties the independent auditor encountered in the course of its audit work, including any change in the scope of the planned audit activities and any restrictions placed on the scope of such activities or access to requested information, management's response to such problems and difficulties and any significant disagreements with management. The Audit Committee will also review with the independent auditor any material communications with the independent auditor, including any "management" or "internal control" letters or schedule of unadjusted differences.

- The Audit Committee will review with management and any outside professionals as the Audit Committee considers appropriate important trends and developments in financial reporting practices and requirements and their effect on the Company's financial statements.

- The Audit Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

- The Audit Committee will discuss guidelines and policies governing the process by which risk assessment and risk management are undertaken and meet with management to review and assess the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

- The Audit Committee will review with management and the general counsel or any external counsel as the Audit Committee considers appropriate any legal, regulatory or other matters (including pending litigation, claims, contingencies and tax assessments) which may have a material effect on the Company and its financial statements, any material reports or inquiries from regulatory or governmental agencies and corporate compliance policies or codes of conduct.

- The Audit Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements or the performance of the internal audit function.

- The Audit Committee will review with management the status of significant taxation matters of the Company.

- The Audit Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

     (E)  COMPLAINTS PROCEDURE

-    The Audit Committee will establish procedures for

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

     (F)  ASSESSMENT

- The Audit Committee will review and reassess annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.

4.   REPORTING

The Audit Committee will regularly report to the Board on:

-    the independent auditor's independence;

- the performance of the independent auditor and the Audit Committee's recommendations regarding its reappointment or termination;

-    the performance of the internal audit function;

-    the adequacy of the Company's internal controls and disclosure controls;

- its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company's financial statements, including any issues with respect to the quality or integrity of the financial statements;

-    its review of the annual and interim management's discussion and analysis;

- the Company's compliance with legal and regulatory requirements related to financial reporting; and

- all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

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

6.   MEETINGS

The Audit Committee will determine the date, time and place of its meetings, but will meet at least quarterly. The Audit Committee may meet on not less than 48 hours written or verbal notice from the Chair to all members (or without notice if all persons entitled to notice have waived or are deemed to have waived such notice). If the Chair is absent or if the position is vacant, any member may call a meeting. The Audit Committee may establish those procedures it deems appropriate, such procedures to be in keeping with those adopted by the Board. The Audit Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. In the event of a tie, the Chairperson will have the second, or casting vote in addition to his or her original vote. Without a meeting, the Audit Committee may act by unanimous written consent of all members. However, the Audit Committee may delegate to one or more of its members the authority to grant pre-approvals of audit and permitted non-audit services, provided the decision is reported to the full Audit Committee at the next scheduled meeting.

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

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company's assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words "anticipates," "believes," "estimates," "expects," "intends," "plans," and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company's business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company's costs relative to competitors who have sought bankruptcy protection; currency exchange rate fluctuations; the Company's ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company's reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through a vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities (including Fargo Iron and Metal Company acquired on February 10, 2006) and 43 downstream operations and including Callaway Building Products, Inc. acquired on March 10, 2006 and (including two 50% owned joint ventures), the Company primarily serves customers in the eastern two thirds of North America. The Company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers, for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.

BUSINESS UNIT SEGMENTS

Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of eleven minimills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products used by the downstream segment and transfers these products at an arms-length, market price to the downstream segment. The downstream segment is secondary value-added steel businesses and consists of rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

2005 HIGHLIGHTS

     - Net income of $295.5 million or $.97 per common share diluted for the year ended December 31, 2005.

     - Record shipments of 6.3 million tons of finished steel for the year ended December 31, 2005.

     - Successful integration of the 2004 acquisitions, which include North Star Steel, Gate City and RJ Rebar Inc., into the Gerdau Ameristeel Business System.

     - Generation of cash flows from operations of $578.5 million during 2005.

     - Reduction of net debt to $116 million at December 31, 2005 from $436 million at the end of the prior year.

     - Amended the Senior Secured Credit Facility to increase the facility from $350 million to $650 million.

     -    Successful execution of executive management succession plan.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005, COMPARED TO YEAR ENDED DECEMBER 31, 2004.

The following tables summarize the results of Gerdau Ameristeel for the year ended December 31, 2005, and for the year ended December 31, 2004.

(US$ IN THOUSANDS)

                                                            YEAR ENDED                          % OF
                                               -----------------------------------              SALES
                                               DECEMBER 31,    % OF   DECEMBER 31,    % OF    INCREASE    $ INCREASE
                                                   2005       SALES       2004       SALES   (DECREASE)   (DECREASE)
                                               ------------   -----   ------------   -----   ----------   ----------
Finished steel shipments (tons)
Rebar                                            1,473,216              1,322,826
Merchant/special sections                        3,054,154              2,312,704
Rod                                                702,970                786,662
Fabricated steel                                 1,057,133                755,818
                                                ----------             ----------
                                                 6,287,473              5,178,010
Net sales                                       $3,897,143    100.0%   $3,009,854    100.0%                $887,289
Operating expenses
   Cost of sales (exclusive of depreciation)     3,253,865     83.5%    2,450,945     81.4%     2.1%        802,920
   Selling and administrative                      125,558      3.2%      109,384      3.6%    (0.4)%        16,174
   Depreciation                                    103,035      2.6%       79,311      2.5%     0.1%         23,724
   Other operating expense (income)                 14,180      0.4%       (3,062)     0.1%     0.3%         17,242
                                                ----------    -----    ----------    -----     ----        --------
                                                 3,496,638     89.7%    2,636,578     87.6%     2.1%        860,060
Income from operations                             400,505     10.3%      373,276     12.4%    (2.1)%        27,229
Earnings from joint ventures                        91,201      2.3%      141,474      4.7%    (2.4)%       (50,273)
                                                ----------    -----    ----------    -----     ----        --------
Income before other expenses & income taxes        491,706     12.6%      514,750     17.1%    (4.5)%       (23,044)
Other expenses
   Interest, net                                    50,420      1.3%       56,330      1.9%    (0.6)%        (5,910)
   Foreign exchange (gain) loss                     (1,554)     0.0%        8,123      0.2%    (0.2)%        (9,677)
   Amortization of deferred financing costs          2,656      0.0%        2,551      0.1%    (0.1)%           105
                                                ----------    -----    ----------    -----     ----        --------
                                                    51,522      1.3%       67,004      2.2%    (0.9)%       (15,482)
Income before income taxes                         440,184     11.3%      447,746     14.9%    (3.6)%        (7,562)
Income tax expense                                 144,687      3.7%      110,077      3.7%     0.0%         34,610
                                                ----------    -----    ----------    -----     ----        --------
Net income                                      $  295,497      7.6%   $  337,669     11.2%    (3.6)%      $(42,172)
                                                ==========    =====    ==========    =====     ====        ========
Earnings per common share - basic               $     0.97             $     1.46
Earnings per common share - diluted             $     0.97             $     1.45

The Company uses weighted average net selling prices ("net selling prices") as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company's revenue performance. The Company believes that net selling prices represent a more meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

                                                   YEAR ENDED
                                          ---------------------------
                                          DECEMBER 31,   DECEMBER 31,   $ INCREASE   % INCREASE
                                              2005           2004       (DECREASE)   (DECREASE)
                                          ------------   ------------   ----------   ----------
Mill external shipment revenue             $2,737,769     $2,174,701
Fabricated steel shipment revenue             745,723        454,300
Other products shipment revenue*              210,689        236,503
Freight                                       202,962        144,350
                                           ----------     ----------
   Net Sales                                3,897,143      3,009,854
Mill external steel shipments (tons)        5,230,340      4,422,192
Fabricated steel shipments (tons)           1,057,133        755,818
Weighted Average Selling Price ($/ton)
   Mill external steel shipments           $   523.44     $   491.77     $ 31.67        6.4%
   Fabricated steel shipments              $   705.42     $   601.07     $104.35       17.4%
Scrap Charged                              $   178.28     $   189.34     $(11.06)      (5.8)%
Metal Spread (selling price less scrap)
   Mill external steel shipments           $   345.16     $   302.43     $ 42.73       14.1%
   Fabricated steel shipments              $   527.14     $   411.73     $115.41       28.0%
Mill Manufacturing Cost ($/ton)            $   239.38     $   210.62     $ 28.76       13.7%

* Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.

Net sales: Finished tons shipped for the year ended December 31, 2005 increased
1.1 million tons, or 21.4%, compared to the year ended December 31, 2004. On November 1, 2004, the Company acquired four North Star Steel ("North Star") mills and four downstream facilities from Cargill. The consolidated financial statements of the Company for the years ended December 31, 2005 and 2004 include the results of the acquired businesses only subsequent to their acquisition. Shipments for the acquired North Star locations were 1.4 million tons or $889 million for the year ended December 31, 2005, as compared to 0.2 million tons or $154 million for the year ended December 31, 2004. Excluding the North Star shipments, overall shipments remained relatively flat with increased volumes of rebar and merchant products being offset by a decrease in rod shipments. Market demand at the beginning of 2005 was relatively weak as customers worked through high levels of inventory; however the second half of the year brought a return to very strong market fundamentals and strong shipments.

As a result of the strong market demand and the continued consolidation of North American steel producers, the environment of the Company's steel prices was positive. Average mill finished goods selling prices increased $32 per ton, or 6.4%, from the average selling prices for the year ended December 31, 2004 and fabricated steel shipment selling prices increased $104 per ton as lower priced contracts negotiated in 2003 and early 2004 were replaced by contracts reflecting increased steel prices.

Cost of sales: Cost of sales as a percentage of net sales increased 2.1% for the year ended December 31, 2005 compared to the year ended December 31, 2004 representing an increase of $44 per ton shipped. Mill manufacturing costs in 2005 were approximately 13.7% or $29 per ton higher than 2004 as a result of higher electricity, natural gas, maintenance and alloy costs. In addition, cost of sales as a percentage of sales increased as a result of higher fuel costs which increased delivery costs and the increase mix of fabricated steel shipments which have a higher cost per ton than the other finished steel shipments.

Gross margins were also impacted by changes in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $43 per ton for the year ended December 31, 2005 compared to the year ended December 31, 2004. However, this measure compares the current selling prices with the current price of scrap melted in production and does not consider the timing effect of the scrap costs for product sold. Due to the one to two months of finished product inventories that the Company maintains, scrap costs related to steel sold in the year ended December 31, 2005 were approximately $5 per ton lower than during the year ended 2004, which reduced the realized metal spread increase to $37 per ton. The combined effect of the increased manufacturing costs partially offset by the metal spread increase, resulted in a decrease in the gross margins earned over the period.

Selling and administrative: Selling and administrative expenses for the year ended December 31, 2005 increased $16.2 million when compared to the year ended December 31, 2004. Included in selling and administrative expenses for the year ended December 31, 2005 is a non-cash pretax expense of $4.1 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $21.8 million for the same period in the prior year. Excluding this item, selling and administrative expenses increased $33.9 million for the year ended December 31, 2005 when compared to the year ended December 31, 2004. The most significant cause of this increase was the increase in salaries and benefits costs. From the beginning of 2004 through the end of 2005, administrative headcount increased by more than 100% as the Company's administrative structure grew to accommodate the growth that had been realized. In addition, the current year costs include a $3 million incentive payment as part of the executive management succession plan that was executed during 2005.

Depreciation: Depreciation for the year ended December 31, 2005 increased $23.7 million when compared to the year ended December 31, 2004. The increase in depreciation for the year ended December 31, 2005 reflects $8.5 million of depreciation of the North Star assets compared to $1.3 million for the year ended December 31, 2004 as a result of 2005 including a full year of depreciation expense versus only two months in 2004. Additionally, during the course of 2005, the Company accelerated depreciation on specific assets that were replaced or that the Company was planning to replace before the end of the originally estimated useful life. This accelerated depreciation was approximately $10.6 million during 2005. The remainder of the increase was the result of normal increases in depreciation expense from routine equipment additions.

Other operating expense/ income: Other expenses, net of other income for the year ended December 31, 2005, consists primarily of $14 million of fixed costs associated with the Beaumont, Texas steel mill facility, which was idled during part of 2005. In addition, included in other operating expenses was a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts. Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the U.S. Continued Dumping Subsidy Offset Act, and $1.0 million from the mark to market of marketable securities.

Income from operations: As a percentage of net sales, operating income for 2005 was 10.3% compared to 12.4% for 2004. Metal spread, the difference between mill selling prices and scrap raw material cost, increased 14.1% to $345 per ton for the year ended December 31, 2005 from $302 per ton for the year ended December 31, 2004. As discussed above, the metal spread increase was partially offset by increases in manufacturing costs, depreciation expense, selling and administrative expenses and other operating expenses.

Earnings from joint ventures: Earnings from the Company's 50% joint ventures were $91.2 million for the year ended December 31, 2005 compared to $141.5 million for the year ended December 31, 2004. Shipments from Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc., remained relatively flat with the prior year at 764,000 tons, but metal spreads at Gallatin Steel for the year ended December 31, 2005 were $308 per ton in comparison to $361 per ton for the same period in the prior year. Flat rolled sheet metal spreads decreased through the first nine months of 2005, from the historically high levels of 2004. However they rebounded with strong demand and order backlogs in the fourth quarter of 2005. Gallatin paid cash distributions to the Company of $115.8 million during 2005.

Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $5.9 million for the year ended December 31, 2005 compared to the year ended December 31, 2004. The primary cause of the decrease was the interest earned from the cash and cash equivalents during 2005 and also the effect of the mark to market adjustment on interest rate swap agreements. During the year ended December 31, 2005, the mark-to-market adjustment resulted in $2.9 million of income related to a favorable adjustment in comparison to $1.6 million of income for the year ended December 31, 2004.

Income taxes: The Company's effective income tax rate was approximately 32.9 % and 24.6 % respectively for the year ended December 31, 2005 and 2004. The increase in rate between years is primarily attributable to the Company recording the utilization of net operating losses related to the US operations that resulting in a $48.6 million reduction of tax expense during 2004. The net operating losses are related to the U.S. operations of the former Co-Steel entity. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate according to purchase accounting under U.S. GAAP. Due to the high profitability of our U.S. operations during the past 2 years, the Company was able to utilize these losses. In addition, during 2005 the Company recorded a valuation allowance of $3.6 million against certain state tax loss carryforwards and recycling credits. Management believes that it is more likely than not that these deferred assets will not be realized.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.

Mills segment sales increased to $4.0 billion for year ended December 31, 2005 from $3.2 billion for the year ended December 31, 2004. The North Star locations contributed $729.0 million of sales for the year ended December 31, 2005 compared to $106.0 million the year ended December 31, 2004. Mills segment sales include sales to the downstream segment of $866.0 million and $688.5 million for the years ended December 31, 2005 and 2004, respectively. Mills segment operating income for the year ended December 31, 2005 was $401.7 million compared to a $428.8 million operating income for the year ended December 31, 2004, a decrease of $27.1 million. The decrease in operating income is discussed in the cost of sales section above.

Downstream segment sales increased to $810.0 million for the year ended December 31, 2005, from $517.7million for the year ended December 31, 2004. The recently acquired North Star downstream operations and Gate City/RJ Rebar fabricating facilities contributed $214.7 million in sales revenue for the year ended December 31, 2005 compared to $25.9 million for the year ended December 31, 2004. Downstream segment operating income for the year ended December 31, 2005 was $46.4 million compared to $18.9 million for the year ended December 31, 2004, an increase of $27.5 million. In addition to the increased volume as a result of the acquisitions, the increase in profit was also due to increased average selling prices of $104 per ton.

See "Note 17" to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2005 and 2004 - "Segment information" for a reconciliation of segment sales and income to consolidated results.

EBITDA: EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the years ended December 31, 2005 and 2004 is shown below:

                                                FOR THE YEAR ENDED
                                           ---------------------------
                                           December 31,   December 31,
                                               2005           2004
                                           ------------   ------------
($000s)
   Net income                                $295,497      $ 337,669
   Income tax expense                         144,687        110,077
   Interest and other expense on debt          50,420         56,330
   Depreciation and amortization              105,691         81,862
   Earnings from joint ventures               (91,201)      (141,474)
   Cash distribution from joint ventures      115,828         82,803
                                             --------      ---------
   EBITDA                                    $620,922      $ 527,267
                                             ========      =========

CANADIAN GAAP

Effective June 1, 2005, public companies incorporated under Ontario's Business Corporations Act (OBCA) that have securities registered with the U.S. Securities and Exchange Commission (SEC) may prepare their financial statements in accordance with U.S. generally accepted accounting principles (GAAP) and have them audited under U.S. generally accepted auditing standards (GAAS). Therefore, a cross-border public company incorporated under the OBCA can prepare its financial statements (including those for periods ended before June 1, 2005) in accordance with U.S. GAAP if they are mailed to shareholders on or after June 1, 2005.

Results reported under Canadian GAAP may differ from results reported under U.S. GAAP. Under Canadian GAAP for the years ended December 31, 2005 and 2004, net income was $302.0 million and $341.5 million, a decrease of $39.5 million. The material differences between Canadian GAAP and U.S. GAAP are described in Note 18 to the audited consolidated financial statements for the years ended December 31, 2005 and 2004. The following is a summary of these differences:

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

     - As a result of proportionate accounting, under Canadian GAAP there is no equity investment account in long term assets to which allocations of negative goodwill can be made under the purchase method of accounting. Therefore, in the business combination with Co-Steel, negative goodwill was only allocated against property, plant and equipment, which lowers depreciation expense. Under U.S. GAAP, joint ventures are accounted for under the equity method and, therefore, negative goodwill is allocated to the equity investment and property, plant and equipment.

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

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Operating activities: Net cash provided by operations for the year ended December 31, 2005 was $578.5 million compared to net cash provided by operations of $125.0 million for the year ended December 31, 2004. Excluding the impact of the acquired operations, for the year ended December 31, 2005, accounts receivable provided $18.9 million, inventories provided $113.1 million as a result of reduced inventory levels as at December 31, 2005 in comparison to the prior year and reduced scrap costs, and an increase in accounts payable and other liabilities provided $1.4 million in 2005.

During 2005, the Company received cash distributions from its investment in joint ventures (primarily Gallatin Steel) of $115.8 million in comparison with $82.8 million during the prior year.

Investing activities: Net cash used in investing activities was $179.1 million in the year ended December 31, 2005 compared to $380.6 million in the year ended December 31, 2004. For the year ended December 31, 2005, capital expenditures totalled $135.9 million and proceeds received from the sale of excess land was $6.4 million. During 2004, Gerdau Ameristeel made the following acquisitions: in March 2004, the Company acquired the operating assets of Potter Form & Tie Co., a rebar fabricator in the Midwest United States for $11.1 million in cash; in November 2004, the Company acquired four North Star Steel mills and four downstream facilities from Cargill for $320.8 million, of which $51.8 million was paid during 2005; and in December 2004, the Company acquired the fixed assets and working capital of Gate City's and RJ Rebar, Inc.'s rebar fabrication facilities for $16.4 million.

Financing activities: During 2005, the Company initiated a quarterly dividend of $0.02 per Common Share and also paid a special dividend of $0.14 per Common Share in June 2005. Total dividend payments were $66.9 million. The Company used $130 million to reduce its outstanding indebtedness in 2004, and no significant debt reductions occurred during the current year due to limitations on the remaining debt amortization schedules.

On April 16, 2004, the Company sold 26.8 million common shares to its majority shareholder, Gerdau S.A., for total proceeds of $97.9 million. The proceeds were used for general corporate purposes, including capital expenditures, working capital and repayment of debt.

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

OUTSTANDING SHARES

As of December 31, 2005, the Company had outstanding 304,471,493 common shares and Cdn $125.0 million of convertible debentures. The convertible debentures are convertible to common shares of the Company at a conversion price of Cdn $26.25 per share. See "Credit Facilities and indebtedness - Convertible debentures."

On October 15, 2004, the common shares of the Company commenced trading on the New York Stock Exchange under the symbol "GNA". The common shares will continue to trade on the Toronto Stock Exchange, also under the symbol "GNA".

CREDIT FACILITIES AND INDEBTEDNESS

The principal sources of liquidity are cash flow generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principal liquidity requirements are working capital, capital expenditures and debt service for the foreseeable future.

The following is a summary of existing credit facilities and other long-tem debt:

Senior Secured Credit Facility: On October 31, 2005, the Company completed an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable.

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

At December 31, 2005, there were no borrowings under the facility, and there was $544.1 million available under the Senior Secured Credit Facility compared to $27 thousand borrowed and $295.0 million available at December 31, 2004.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. On January 23, 2004, the Company completed an exchange of the Senior Notes. The exchanged notes have substantially the same form and terms as the original notes issued on June 27, 2003. The exchanged notes were issued under a prospectus in Ontario and the exchanged notes and subsidiary guarantees were registered under the U.S. Securities Act of 1933, as amended, and are not subject to restrictions on transfer.

AmeriSteel Bright Bar, Inc. Term Loan: At December 31, 2005, AmeriSteel Bright Bar, Inc. had a $2.4 million term loan outstanding. The loan bears interest at a fixed rate of 6% and matures in September 2011.

Industrial Revenue Bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2005. $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility.

Related party loans: In the first quarter of 2004, the Company obtained a $25 million, one year, 2.65% interest bearing loan from a Brazilian bank. The loan was guaranteed by Gerdau S.A and was repaid.

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

Capital leases: Gerdau Ameristeel had $0.8 million of capital leases as of December 31, 2005.

CAPITAL EXPENDITURES

Gerdau Ameristeel spent $135.9 million on capital projects in the year ended December 31, 2005, compared to $82.1 million in the same period in 2004. Major capital investments in 2005 included improved warehouse facilities at the Whitby, Ontario facility ($10.8 million), a new reheat furnace at the Sayreville, New Jersey facility ($10.0 million), and the purchase of shredders at the Jacksonville, Florida facility ($5.0 million) and the Jackson, Tennessee facility ($6.1 million). Capital expenditures for 2006 are expected to be approximately $200 to $230 million.

On February 10, 2006, the Company completed the acquisition of the outstanding shares of capital stock of Fargo Iron and Metal Company, a scrap recycling facility located in Fargo, North Dakota.

On March 10, 2006, the Company completed the acquisition of the assets of Callaway Building Products Inc., a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee.

OFF- BALANCE SHEET ARRANGEMENTS

Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company's operating lease commitments are set out in the contractual obligation table below.

CONTRACTUAL OBLIGATIONS

The following table presents the Company's contractual obligations as of December 31, 2005.

                                                     Less than    1 - 3     4 - 5    After 5
Contractual Obligations ($000's)           Total      one Year    Years     Years     Years
--------------------------------         ---------   ---------   -------   -------   -------
Long-term debt (1)                         433,751      1,014      1,230       891   430,616
   Convertible debentures                   95,594         --     95,594        --        --
   Interest (2)                            246,458     50,464     89,047    85,938    21,009
Operating leases (3)                        81,666     13,934     20,354    14,252    33,126
Capital expenditures (4)                   238,629    156,488     58,158    23,983        --
Unconditional purchase obligations (5)      69,875     69,875         --        --        --
Pension funding obligations (6)             25,407     25,407         --        --        --
                                         ---------    -------    -------   -------   -------
   Total contractual obligations         1,191,380    317,182    264,383   125,064   484,751
                                         ---------    -------    -------   -------   -------

(1) Total amounts are included in the December 31, 2005 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2) Interest payments related to our short-term debt are not included in the table as they do not represent a significant obligation as of December 31, 2005.

(3) Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2005.

(4)  Purchase obligations for capital expenditure projects in progress.

(5) A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6) Pension funding obligations are included only for 2006 as the amount of funding obligations beyond the next year are not yet determinable.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial data below is presented in U.S. GAAP.

                                 ANNUAL RESULTS

YEARS ENDED DECEMBER 31,                       2003         2004         2005
------------------------                    ----------   ----------   ----------
Net sales                                   $1,811,171   $3,009,854   $3,897,143
Net (loss) income                              (26,694)     337,669      295,497
(Loss) earnings per common share, basic          (0.14)        1.46         0.97
(Loss) earnings per common share, diluted        (0.14)        1.45         0.97
Total assets                                 1,665,540    2,582,023    2,829,451
Total long-term debt                           641,005      519,333      529,331
Cash dividends per common share                      -            -          .22

                                QUARTERLY RESULTS

                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                               ----------   --------   -------------   ------------
2005
Net sales                                      $1,002,538   $961,076      $999,286       $934,243
Cost of sales                                     857,014    805,960       825,700        765,191
Net income                                         78,572     74,325        62,208         80,392
Earnings per common share, basic and diluted         0.26       0.24          0.20           0.26

2004
Net sales                                      $  618,953   $733,774      $807,883       $849,244
Cost of sales                                     541,257    556,288       638,441        714,959
Net income                                         21,505    105,466       144,286         66,412
Earnings per common share, basic and diluted         0.11       0.48          0.64           0.23

FOURTH QUARTER RESULTS

The three months ended December 31, 2005 generated net income of $80.4 million in comparison to $66.4 million during the same period of the prior year. Total shipments of 1.5 million tons represented an increase of 14.1% from the same period of time of the prior year. The results for the three months ended December 31, 2004 include the results of the North Star acquisition only subsequent to the November 1, 2004 acquisition date. Consistent with purchase price accounting requirements, the North Star location's opening finished steel inventories were recorded at market value and therefore did not contribute any significant margin in the three months ended December 31, 2004. For the three months ended December 31, 2005, selling prices were approximately $10 per ton less than the same period of the prior year, but scrap costs were approximately $30 per ton less, resulting in improved metal spreads of approximately $20 per ton.

CRITICAL ACCOUNTING POLICIES

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

ACCOUNTING FOR GOODWILL

Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

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

The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.

ENVIRONMENTAL REMEDIATION

The Company is subject to environmental laws and regulations established by federal, state and local authorities and makes provisions for the estimated cost of compliance based on currently available facts, present laws and regulations, and current technology. The liability estimates are reviewed periodically and, as investigations and remediation proceed, the Company makes necessary adjustments to the estimates. The liability estimates are not reduced by possible recoveries from insurance or other third parties.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised Statement of Financial Accounting Standard (SFAS) No. 123(R), "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations for fiscal years beginning after June 15, 2005. The pro forma disclosures permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company expects to adopt this revised standard as of January 1, 2006, and currently intends to use the "modified prospective" method and choose the Black-Scholes model for estimating the fair value of equity compensation. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs". This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expenses. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy generally follows SFAS 151; therefore, the adoption of SFAS 151 is not expected to have a significant impact on the consolidated results of operations.

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

Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company's products. A significant portion of the Company's products is destined for the construction industry and the steel service center industry. Many of the Company's markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impart the Company's financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.

IMPORTS OF STEEL INTO NORTH AMERICA HAVE ADVERSELY AFFECTED AND MAY AGAIN ADVERSELY AFFECT STEEL PRICES, AND DESPITE TRADE REGULATION EFFORTS, THE INDUSTRY MAY NOT BE SUCCESSFUL IN REDUCING STEEL IMPORTS.

Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company's sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.

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

THE COMPANY'S PROFITABILITY CAN BE ADVERSELY AFFECTED BY INCREASES IN RAW MATERIAL AND ENERGY COSTS.

The Company's operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company's minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company's control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar, strong global demand for steel scrap and lower production of domestic steel scrap due to a weaker domestic manufacturing economy have reduced the domestic steel scrap supply resulting in steel scrap prices that are currently at a ten-year high. Metal spread, the difference between mill selling prices and scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.

Most of the Company's minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.

Generally, the Company does not have long-term contracts for natural gas and oxygen and therefore, is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY RENEGOTIATE COLLECTIVE BARGAINING AGREEMENTS WHEN THEY EXPIRE AND FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED BY LABOR DISRUPTIONS.

Approximately 35% of the Company's employees are represented by the United Steelworkers of America ("USWA") and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2005 we reached new agreements with the employees at our Memphis wire, Cambridge minimill and Wilton recycling operations. The collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities expired in 2005 and, although negotiations are ongoing, new agreements have not yet been reached. One collective bargaining agreement, with the employees at our Perth Amboy Mill, will expire in July 2006.

On May 26, 2005, the Company ceased operations at its Beaumont facility to encourage the USWA to act on the Company's "last, best and final" agreement offer that was presented to the union committee in May 2005. On December 12, 2005, the Beaumont facility began to resume normal operations although negotiations are ongoing and a final contract has not yet been concluded with the Beaumont union representatives.

The Beaumont and Wilton facilities are currently operating without a collective bargaining agreement. The collective bargaining agreement at the St. Paul facility has been temporarily extended. The Company cannot assure you that these collective bargaining agreements will be successfully renegotiated without the occurrence of a work stoppage.

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

ENVIRONMENTAL LAWS AND REGULATIONS AFFECT THE COMPANY AND COMPLIANCE MAY BE COSTLY AND REDUCE PROFITABILITY.

As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company's financial results and results of operations.

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCA) with the Company named as a defendant seeking damages of $16.6 million. CERCA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1.6 million. EPA is in the process of finalizing a settlement with two of the five defendants for $1.7 million. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

BY SEEKING PROTECTION UNDER BANKRUPTCY LAWS, SOME OF THE COMPANY'S COMPETITORS HAVE BEEN RELIEVED OF DEBT BURDENS AND LEGACY COSTS WHICH MAY ENABLE THEM TO OPERATE MORE COMPETITIVELY.

Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.

CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL RESULTS OR COMPETITIVE POSITION.

The Company reports its results in U.S. dollars. As a result, fluctuations in the exchange rate between the U.S and Canadian dollar will affect reported results. The percentage of the Company's costs that are denominated in Canadian dollars is greater than the percentage of net sales, which means results are negatively affected when the Canadian dollar strengthens compared to the U.S dollar. In addition, the Company's Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar. Similarly, the U.S. and Canadian operations are more susceptible to the threat of imports during times when the U.S and Canadian dollars strengthen relative to the currencies of exporting countries. To the extent the Company has borrowings that are denominated in Canadian dollars, results of operations are also negatively affected by a strengthening in the Canadian dollar compared to the U.S. dollar.

THE COMPANY'S PENSION PLANS ARE UNDERFUNDED.

The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans which would reduce cash available for other business needs.

THE COMPANY USES ESTIMATES.

The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company's financial results and results of operations.

THE COMPANY DEPENDS ON SENIOR MANAGEMENT AND MAY BE UNABLE TO REPLACE KEY EXECUTIVES IF THEY LEAVE.

The Company's operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY RELIES ON ITS JOINT VENTURES FOR A PORTION OF ITS INCOME AND CASH FLOW, BUT DOES NOT CONTROL THEM OR THEIR DISTRIBUTIONS.

The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $91.2 million to net income for the year ended December 31, 2005, and $141.5 million to net income for the year ended December 31, 2004. The Company received $115.8 million of cash distributions from its joint ventures in the year ended December 31, 2005, and $82.8 million of cash distributions for the year ended December 31, 2004. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin's existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures', or the Company's, best interests.

        REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation


In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements comprise assets of 6 percent of the related consolidated totals as of December 31, 2005 and 2004 and earnings from joint ventures which comprises 17 percent and 29 percent of the related consolidated income before income taxes for the years ended December 31, 2005 and 2004, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Tampa, Florida
March 8, 2006

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2005           2004
                                                                      ------------   ------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                           $  414,259     $   88,132
   Restricted cash                                                            473            465
   Accounts receivable, net of allowance of $4,000 in 2005 and 2004       344,758        360,379
   Inventories (note 4)                                                   745,165        853,155
   Deferred tax assets (note 10)                                           23,212          8,754
   Other current assets                                                    23,236         31,698
                                                                       ----------     ----------
      TOTAL CURRENT ASSETS                                              1,551,103      1,342,583
INVESTMENTS (note 6)                                                      153,439        177,795
PROPERTY, PLANT AND EQUIPMENT  (note 5)                                   955,601        919,862
GOODWILL                                                                  122,716        122,716
DEFERRED FINANCING COSTS                                                   14,451         13,616
DEFERRED TAX ASSETS (note 10)                                              23,424          8,234
OTHER ASSETS                                                                8,717          7,725
                                                                       ----------     ----------
TOTAL ASSETS                                                           $2,829,451     $2,592,531
                                                                       ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                    $  285,019     $  295,001
   Accrued salaries, wages and employee benefits                           66,744         59,318
   Accrued interest                                                        21,003         21,071
   Other current liabilities                                               61,271         54,715
   Acquisition liability                                                       --         51,790
   Current portion of long-term borrowings (note 7)                         1,014          4,644
                                                                       ----------     ----------
      TOTAL CURRENT LIABILITIES                                           435,051        486,539
LONG-TERM BORROWINGS, LESS CURRENT PORTION  (note 7)                      432,737        432,823
CONVERTIBLE DEBENTURES (note 9)                                            96,594         86,510
ACCRUED BENEFIT OBLIGATIONS  (note 11)                                    147,167        114,792
OTHER LIABILITIES                                                          65,246         68,325
DEFERRED TAX LIABILITIES (note 10)                                         68,637         38,778
                                                                       ----------     ----------
TOTAL LIABILITIES                                                       1,245,432      1,227,767
                                                                       ----------     ----------
SHAREHOLDERS' EQUITY
   Capital stock  (note 13)                                             1,010,341      1,008,511
   Retained earnings                                                      540,415        311,853
   Accumulated other comprehensive income                                  33,263         44,400
                                                                       ----------     ----------
TOTAL SHAREHOLDERS' EQUITY                                              1,584,019      1,364,764
                                                                       ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $2,829,451     $2,592,531
                                                                       ==========     ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
(US$ in thousands, except earnings per share data)

                                                         YEAR ENDED
                                                ---------------------------
                                                DECEMBER 31,   DECEMBER 31,
                                                    2005           2004
                                                ------------   ------------
NET SALES                                        $3,897,143     $3,009,854
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)      3,253,865      2,450,945
   Selling and administrative                       125,558        109,384
   Depreciation                                     103,035         79,311
   Other operating expense (income)                  14,180         (3,062)
                                                 ----------     ----------
                                                  3,496,638      2,636,578
                                                 ----------     ----------
INCOME FROM OPERATIONS                              400,505        373,276
EARNINGS FROM JOINT VENTURES                         91,201        141,474
                                                 ----------     ----------
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES       491,706        514,750
OTHER EXPENSES
   Interest, net                                     50,420         56,330
   Foreign exchange (gain) loss                      (1,554)         8,123
   Amortization of deferred financing costs           2,656          2,551
                                                 ----------     ----------
                                                     51,522         67,004
                                                 ----------     ----------
INCOME BEFORE INCOME TAXES                          440,184        447,746
INCOME TAX EXPENSE (note 10)                        144,687        110,077
                                                 ----------     ----------
                                                 $  295,497     $  337,669
NET INCOME
                                                 ==========     ==========
EARNINGS PER COMMON SHARE - BASIC                $     0.97     $     1.46
EARNINGS PER COMMON SHARE - DILUTED              $     0.97     $     1.45

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (US$ in thousands)

                                                                                      ACCUMULATED OTHER
                                    NUMBER OF     INVESTED      RETAINED EARNINGS       COMPREHENSIVE
                                      SHARES       CAPITAL    (ACCUMULATED DEFICIT)         INCOME           TOTAL
                                   -----------   ----------   ---------------------   -----------------   ----------
BALANCES AT DECEMBER 31, 2003      198,090,861   $  547,601          $(25,816)             $ 11,822       $  533,607
                                                                                                          ----------
   Net income                                                         337,669                                337,669
   Other comprehensive income:
      Foreign exchange                                                                       36,400           36,400
      Minimum pension liability,
         net of tax of $2,100                                                                (3,822)          (3,822)
                                                                                                          ----------
   Comprehensive income                                                                                      370,247
                                                                                                          ----------
   Stock issuance                  105,562,000      460,203                                                  460,203
   Employee stock options              375,261          707                                                      707
                                   -----------   ----------          --------              --------       ----------
BALANCES AT DECEMBER 31, 2004      304,028,122    1,008,511           311,853                44,400        1,364,764
                                                                                                          ----------
   Net income                                                         295,497                                295,497
   Other comprehensive income:
      Foreign exchange                                                                        8,626            8,626
      Minimum pension liability,
         net of tax of $8,900                                                               (19,763)         (19,763)
                                                                                                          ----------
   Comprehensive income                                                                                      284,360
   Dividends                                                          (66,935)                               (66,935)
   Employee stock options              443,371        1,830                                                    1,830
                                   -----------   ----------          --------              --------       ----------
BALANCES AT DECEMBER 31, 2005      304,471,493   $1,010,341          $540,415              $ 33,263       $1,584,019
                                   ===========   ==========          ========              ========       ==========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

                                                                                   DECEMBER 31,   DECEMBER 31,
                                                                                       2005           2004
                                                                                   ------------   ------------
OPERATING ACTIVITIES
Net income                                                                          $ 295,497      $ 337,669
Adjustment to reconcile net income to net cash provided by operating activities:
   Depreciation                                                                       103,035         79,311
   Amortization                                                                         2,656          2,551
   Deferred income taxes                                                               17,256          7,463
   Loss on disposition of property, plant and equipment                                 3,328             --
   Income from joint ventures                                                         (91,201)      (141,474)
   Distributions from joint ventures                                                  115,828         82,803
Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable                                                                 18,898        (13,355)
   Inventories                                                                        113,056       (278,679)
   Other assets                                                                        (1,284)        (9,531)
   Liabilities                                                                          1,387         58,222
                                                                                    ---------      ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                             578,456        124,980
INVESTING ACTIVITIES
   Additions to property, plant and equipment                                        (135,864)       (82,149)
   Proceeds received from the disposition of property, plant and equipment              6,444             --
   Acquisitions                                                                       (49,654)      (298,422)
   Sales of short term investments                                                    140,950         60,051
   Purchases of short term investments                                               (140,950)       (60,051)
                                                                                    ---------      ---------
NET CASH USED IN INVESTING ACTIVITIES                                                (179,074)      (380,571)
FINANCING ACTIVITIES
   Proceeds from issuance of new debt                                                      --         25,000
   Payments on term loans                                                              (4,392)       (25,664)
   Senior Secured Credit Facility borrowings                                               --         82,788
   Senior Secured Credit Facility payments                                                 --       (212,754)
   Additions to deferred financing costs                                               (3,491)            --
   Dividends                                                                          (66,935)            --
   Changes in restricted cash                                                              (8)          (465)
   Proceeds from issuance of employee stock option purchases                            1,830            707
   Proceeds from the issuance of common stock                                              --        460,203
                                                                                    ---------      ---------
NET CASH (USED IN)  PROVIDED BY FINANCING ACTIVITIES                                  (72,996)       329,815
                                                                                    ---------      ---------
Effect of exchange rate changes on cash and cash equivalents                             (259)         3,958
                                                                                    ---------      ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                                 326,127         78,182
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                       88,132          9,950
                                                                                    ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                          $ 414,259      $  88,132
                                                                                    =========      =========

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION

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

As of December 31, 2005, Gerdau S.A. owned approximately 66.8% of common shares outstanding.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

JOINT VENTURES AND OTHER INVESTMENTS: The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures, and are recorded under the equity method. Other investments where the Company does not exercise significant influence are accounted for by the cost method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.

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

SHORT TERM INVESTMENTS: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company's investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. There was no investment in these securities at December 31, 2005 or 2004.

INVENTORIES: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $8.4 million and $2.0 million as of December 31, 2005 and 2004, respectively. Interest incurred in connection with significant capital projects is capitalized. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.

For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.

GOODWILL: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable assets acquired. Goodwill is reviewed for impairment annually, or, when events or circumstances dictate, more frequently. The Company's goodwill impairment reviews consist of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units were determined based on our estimates of comparable market values. If this fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill would then be written-down to its implied fair value.

DEFERRED FINANCING COSTS: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of the Company's floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company's fixed rate notes, the Senior Notes, was $449.6 million and $474.9 million as of December 31, 2005 and 2004 respectively. The fair value of the Company's Convertible Debentures was Cdn $127.2 million and Cdn $126.9 million as of December 31, 2005 and 2004, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

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

PENSIONS AND POST RETIREMENT BENEFITS: The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets, under the following policies:

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

EARNINGS PER SHARE: The financial statements include "basic" and "diluted" per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock on both net income available to common shareholders and the weighted average number of shares outstanding. The Company's potential common stock consists of employee and director stock options.

STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company applies the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options and stock purchases been adopted. For SFAS 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model. In March 2003, the Company adopted the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation
- Transitions and Disclosure" (SFAS 148). Under SFAS 148, the pro forma disclosures of stock-based compensation, as if the fair value method had been used, are required in both annual and interim financial statements.

During December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) replaces FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25), and amends FASB Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosures that were permitted as an alternative to financial statement recognition. SFAS 123(R) is effective for fiscal years beginning after June 15, 2005. The Company will adopt the provisions of SFAS 123(R) as of January 1, 2006, and currently intends to use the "modified prospective" method and choose the Black-Scholes model for estimating the fair value of equity compensation. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

As permitted by SFAS 123, through fiscal year 2005, the Company accounted for stock options granted to employees using the intrinsic value based method of accounting set forth under APB 25. Under this method, the Company did not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would be immaterial.

DEFERRED SHARE UNIT PLAN: The Company offers a Deferred Share Unit Plan (DSUP) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (DSUs), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $524 thousand and $354 thousand at December 31, 2005 and 2004, respectively.

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

RECLASSIFICATIONS: Certain amounts for prior years have been reclassified to conform to the 2005 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders' equity.

NOTE 3 -- ACQUISITIONS

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

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product minimills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities acquired consist of four long steel product minimills located in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities - one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton minimills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the minimills' raw material needs. North Star's products are generally sold to steel service centers, steel fabricators or directly to OEMs, for use in a variety of industries. The purchase price for the acquired assets was $266 million in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181 million of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51.8 million. This amount was accrued as of December 31, 2004 and paid in 2005.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004 ($000s):

Net assets (liabilities) acquired
   Current assets                    $325,751
   Current liabilities                (67,674)
   Property, plant and equipment       86,244
   Other long-term liabilities        (23,789)
                                     --------
                                     $320,532
                                     ========
Purchase price                       $266,000
Plus transaction costs                  2,742
Accrued working capital adjustment     51,790
                                     --------
                                     $320,532
                                     ========

The following unaudited pro forma data summarizes the results of operations for the periods indicated as if the 2004 North Star Steel acquisition had been completed as of January 1, 2004.

                                   YEAR ENDED
                               DECEMBER 31, 2004
                               -----------------
Net sales                          $3,760,139
Net income                            460,454
Earnings per share - Basic               1.98
                     Diluted             1.97

NOTE 4 -- INVENTORIES

Inventories consist of the following ($000s):

                                  AT DECEMBER 31,   AT DECEMBER 31,
                                        2005              2004
                                  ---------------   ---------------
Ferrous and non-ferrous scrap         $128,772          $148,273
Work in-process                        106,370           121,618
Finished goods                         306,263           376,528
Raw materials (excluding scrap)
   and operating supplies              203,760           206,736
                                      --------          --------
                                      $745,165          $853,155
                                      ========          ========

NOTE 5 -- PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment consist of the following ($000s):

                                                       AT DECEMBER 31, 2005
                                              --------------------------------------
                                                            ACCUMULATED       NET
                                                 COST      DEPRECIATION   BOOK VALUE
                                              ----------   ------------   ----------
Land and improvements                         $   80,387    $  (5,301)     $ 75,086
Buildings and improvements                       180,463      (34,541)      145,922
Machinery and equipment                        1,101,654     (474,437)      627,217
Construction in progress                         101,626           --       101,626
Property, plant and equipment held for sale        5,750           --         5,750
                                              ----------    ---------      --------
                                              $1,469,880    $(514,279)     $955,601
                                              ==========    =========      ========

                                                       AT DECEMBER 31, 2004
                                              --------------------------------------
                                                            ACCUMULATED       NET
                                                 COST      DEPRECIATION   BOOK VALUE
                                              ----------   ------------   ----------
Land and improvements                         $   74,443    $  (3,725)     $ 70,718
Buildings and improvements                       157,654      (26,880)      130,774
Machinery and equipment                        1,017,979     (376,402)      641,577
Construction in progress                          63,895           --        63,895
Property, plant and equipment held for sale       12,898           --        12,898
                                              ----------    ---------      --------
                                              $1,326,869    $(407,007)     $919,862
                                              ==========    =========      ========

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $1.2 million and $353 thousand for the years ended December 31, 2005 and 2004, respectively.

NOTE 6 -- JOINT VENTURES

The Company's investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the equity method under which the Company's proportionate share of earnings has been included in these consolidated financial statements.

The following table sets forth selected data for the Company's joint ventures ($000s):

                                             DECEMBER 31,
                                         -------------------
                                           2005       2004
                                         --------   --------
BALANCE SHEET
   Current assets                        $ 96,411   $128,004
   Property, plant and equipment, net     132,768    132,472
   Current liabilities                     31,558     27,517
   Long-term debt                           1,678      1,709

STATEMENT OF EARNINGS
   Sales                                 $443,728   $465,493
   Operating income                        91,091    142,429
   Income before income taxes              91,301    142,538
   Net Income                              91,201    141,474

NOTE 7 -- LONG-TERM DEBT

On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature July 15, 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Credit Facility with a term of up to five years, which provided commitments of up to $350.0 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness.

On October 31, 2005, the Company completed an amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650 million and an extension of the term to October 31, 2010.

At December 31, 2005, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $544.1 million was available under the Senior Secured Credit Facility, net of $60.5 million of outstanding letters of credit.

During the first quarter of 2004, the Company obtained a $25.0 million, one year, 2.65% interest bearing loan from a Brazilian bank. This loan was guaranteed by Gerdau S.A and was repaid in the fourth quarter of 2004.

Debt includes the following ($000s):

                                                         DECEMBER 31,   DECEMBER 31,
                                                             2005           2004
                                                         ------------   ------------
Senior Notes, bearing interest of 10.375%, due
   July 2011, net of original issue discount               $398,780       $397,986
Senior Secured Credit Facility, bearing interest
   of 5.75%, due through December 2006                           --             27

Industrial Revenue Bonds, bearing interest of
   1.74% to 6.38%, due through December 2018                 31,600         31,600

AmeriSteel Bright Bar Term Loan, bearing interest
   of 5.25%, due June 2011                                    2,395          2,734

Other, bearing interest of 3.75%, due through May 2009          976          5,120
                                                           --------       --------
                                                            433,751        437,467
Less current portion                                         (1,014)        (4,644)
                                                           --------       --------
                                                           $432,737       $432,823
                                                           ========       ========

The maturities of borrowings for the years subsequent to December 31, 2005, are as follows ($000s):

              AMOUNT
             --------
2006         $  1,014
2007              659
2008              571
2009              498
2010              393
Thereafter    430,616
             --------
             $433,751
             ========

Cash paid for interest was $46.3 million and $54.5 million for the years ended December 31, 2005 and 2004, respectively.

The Company's debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company's business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2005, the Company was in compliance with all of its debt covenants.

NOTE 8 -- RELATED PARTY TRANSACTIONS

The Company is affiliated with a group of companies controlled by Gerdau S.A. Through the June 2003 refinancing, an indirect wholly-owned subsidiary of Gerdau S.A. purchased $35.0 million of bonds. These bonds were exchanged subsequent to the exchange offer in 2004. Accrued liabilities due to related parties were zero and $6.2 million as of December 31, 2005 and 2004, respectively.

In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products from affiliated companies. For the year ended December 31, 2005 and 2004, the Company and/or certain of its subsidiaries purchased approximately 85,630 tons and 59,392 tons of steel products from affiliated companies for $27.7 million and $18.0 million, respectively. These purchases do not represent a significant percentage of the Company's total purchases and on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

See notes 7 and 13 for additional information on related party transactions.

NOTE 9 -- CONVERTIBLE DEBENTURES

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

NOTE 10 -- INCOME TAXES

The income tax expense is comprised of ($000s):

                                     2005       2004
                                   --------   --------
Current                            $127,431   $102,614
Deferred                             17,256      7,463
                                   --------   --------
                                   $144,687   $110,077
                                   ========   ========

Current income taxes:
   Canada                          $    615   $  1,216
   U.S                              125,717    101,381
   Other                              1,099         17
                                   --------   --------
                                    127,431    102,614

Deferred income taxes:
   Canada                             1,871     12,333
   U.S                               15,385     (4,870)
                                   --------   --------
                                     17,256      7,463
                                   --------   --------
Total provision for income taxes   $144,687   $110,077
                                   ========   ========

The income tax expense differs from the amount computed by applying Canadian income tax rate (federal and provincial) to income before income taxes, as follows:

                                                                   2005        2004
                                                                 --------   ---------
Income tax expense computed using Canadian statutory tax rates   $150,191   $151,481

Increased (decreased) by the tax effect of:
    Tax exempt income                                             (24,520)   (16,679)
    Effect of different rates in foreign jurisdictions              7,402     18,965
    Convertible debenture purchase price adjustment                 2,431      2,235
    Unrealized foreign exchange losses                              4,582      2,504
    Change in valuation allowance                                   3,570    (48,563)
    Other, net                                                      1,031        134
                                                                 --------   --------
Income tax expense                                               $144,687   $110,077
                                                                 ========   ========
Cash payments for income taxes                                   $122,743   $ 95,766
                                                                 ========   ========

The components of the deferred tax assets and liabilities consisted of the following:

                                                      2005       2004
                                                    --------   --------
CANADA
NON-CURRENT DEFERRED TAX ASSETS
   Operating loss carryforwards                     $ 32,274   $ 29,891
   Pension and retirement accruals                    28,314     16,835
   Long-term liabilities not currently deductible      2,193      2,333
   Other                                                 540        523
                                                    --------   --------
      Total non-current deferred tax assets           63,321     49,582

NON-CURRENT DEFERRED TAX LIABILITIES
   Property, plant and equipment                      39,897     41,348
                                                    --------   --------
         NET NON-CURRENT DEFERRED TAX ASSETS        $ 23,424   $  8,234
                                                    ========   ========

UNITED STATES
CURRENT DEFERRED TAX ASSETS
   Accounting provisions not currently deductible
      for tax purposes                              $ 23,212   $  8,754
                                                    --------   --------

NON-CURRENT DEFERRED TAX ASSETS
   Operating loss carryforwards                     $ 26,925   $ 34,805
   Recycling and AMT credits                           4,916      4,927
   Pension and retirement accruals                    12,594     19,784
   Long-term liabilities not currently deductible     13,514     32,420
                                                    --------   --------
                                                      57,949     91,936
   Less: valuation allowance                          (3,570)        --
                                                    --------   --------
      Total non-current deferred tax assets           54,379     91,936

NON-CURRENT DEFERRED TAX LIABILITIES
   Property, plant and equipment                     122,340    129,842
   Other                                                 676        872
                                                    --------   --------
      Total non-current deferred tax liabilities     123,016    130,714
                                                               --------
         NET NON-CURRENT DEFERRED TAX LIABILITIES   $ 68,637   $ 38,778
                                                    ========   ========

In 2004, the Company recorded the utilization of net operating losses related to the former Co-Steel U.S. group resulting in a $48.6 million reduction of U.S. tax expense. The NOL carryforward from the predecessor company is subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. At the time of the acquisition of Co-Steel, the tax assets were recorded at their estimated realization rate under purchase accounting which resulted in a portion of the existing NOLs not being recognized in the financial statements. Due to the current high profitability of the former Co-Steel U.S. group, the Company believes it is more likely than not that it will be able to realize the benefit of these losses and as such the valuation reserve related to these NOLs has been reversed. This represents substantially all of the federal NOLs that are available to the Company under the applicable change in ownership rules which limit a company's ability to utilize NOLs that existed as of the date of an ownership change.

As of December 31, 2005, the Company had a combined non-capital loss carry forward of approximately $98.4 million for Canadian tax purposes that expires on various dates between 2008 through 2015. The Company also had a combined net operating loss carryforward of approximately $113.8 million for U.S. federal and state income tax purposes that expires on various dates between 2006 and 2023.

The Company believes its Canadian net deferred tax asset at December 31, 2005, of $23.4 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.

During 2005, the Company recorded a valuation allowance of $3.6 million against certain state tax loss carryforwards and recycling credits because management determined that it is more likely than not that these deferred tax assets would not be realized.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NOTE 11 -- POST RETIREMENT BENEFITS

The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $5.4 million and $3.4 million for the years ended December 31, 2005 and 2004, respectively.

The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The Company uses a December 31 measurement date for its plans. The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company's consolidated statements of financial position.

                                                     PENSION BENEFITS     OTHER BENEFIT PLANS
                                                        YEAR ENDED             YEAR ENDED
                                                       DECEMBER 31,           DECEMBER 31,
                                                   --------------------   -------------------
                                                      2005       2004       2005       2004
                                                   ---------   --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                       $  16,918   $ 10,980   $  1,450   $  1,133
Interest cost                                         24,537     22,274      2,736      2,153
Expected return on plan assets                       (24,388)   (20,975)        --         --
Amortization of transition liability                     187        174         --         --
Amortization of prior service cost                     1,296        293       (329)      (212)
Recognized actuarial loss                              3,349      2,214         98         30
                                                   ---------   --------   --------   --------
Net periodic benefit cost                          $  21,899   $ 14,960   $  3,955   $  3,104
                                                   =========   ========   ========   ========

CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation at beginning of period          $ 416,633   $359,568   $ 49,186   $ 38,554
Acquisition of North Star                                 --         --         --      8,716
Service cost                                          16,918     10,980      1,450      1,133
Interest cost                                         24,537     22,274      2,736      2,153
Plan participants' contributions                          --         --        923        733
Amendments                                             1,731      3,149     (2,107)    (3,161)
Actuarial loss                                        51,018     25,193      8,404      1,793
Benefits and administrative expenses paid            (17,971)   (19,381)    (2,228)    (2,501)
Foreign exchange gain                                  8,769     14,851      1,191      1,766
                                                   ---------   --------   --------   --------
Benefit obligation at end of period                $ 501,635   $416,634   $ 59,555   $ 49,186
                                                   =========   ========   ========   ========

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of period   $ 322,719   $278,243   $     --   $     --
Actual return on plan assets                          27,201     30,509         --         --
Employer contribution                                 22,805     20,815      1,305      1,769
Plan participants' contributions                          --         --        923        732
Benefits and administrative expenses paid            (17,971)   (19,381)    (2,228)    (2,501)
Foreign exchange gain                                  6,660     12,533         --         --
                                                   ---------   --------   --------   --------
Fair value of plan assets at end of period         $ 361,414   $322,719   $     --   $     --
                                                   =========   ========   ========   ========

RECONCILIATION OF FUNDED STATUS - END OF PERIOD
Funded status                                      $(140,221)  $(93,915)  $(59,530)  $(49,186)
Unrecognized transition liability                      1,723      1,857         --         --
Unrecognized prior service cost                        6,607      5,962     (4,805)    (2,948)
Unrecognized actuarial loss                           98,763     52,610     13,227      3,052
                                                   ---------   --------   --------   --------
Net amount recognized                              $ (33,128)  $(33,486)  $(51,108)  $(49,082)
                                                   =========   ========   ========   ========

AMOUNTS RECOGNIZED IN BALANCE SHEET
Accrued benefit liability                          $(96,059)   $(65,710)  $(51,108)  $(49,082)
Intangible asset                                      8,301       7,618         --         --
Accumulated pretax charge to other omprehensive
   income                                            54,630      24,606         --         --
                                                   --------    --------   --------   --------
Net amount recognized                              $(33,128)   $(33,486)  $(51,108)  $(49,082)
                                                   ========    ========   ========   ========

ASSUMPTIONS

                                                     2005           2004
                                                 ------------   ------------
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
   BENEFITS OBLIGATIONS AT DECEMBER 31
Discount rate                                    5.00% - 5.75%  5.75% - 6.00%
Rate of compensation increases                   2.50% - 4.25%  2.50% - 4.25%

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
   NET PERIODIC BENEFIT COST FOR THE YEAR
   ENDED DECEMBER 31
Discount rate                                    5.75% - 6.00%  6.25% - 6.50%
Expected long-term return on plan assets         7.50% - 8.40%  7.25% - 8.40%
Rate of compensation increase                    2.50% - 4.25%  2.50% - 4.50%

                                                 ------------   -------------
ASSUMED HEALTH CARE COST  TREND RATES AT
DECEMBER 31
Health care cost trend rate assumed for next
   year                                          9.50% - 12.0%  9.50% - 13.00%
Rate to which the cost trend rate is assumed
   to decline (ultimate trend rate)                      5.50%   4.50% - 5.50%
Year that the rate reaches the ultimate trend
   rate                                           2010 - 2013     2010 - 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                              1 PERCENTAGE POINT   1 PERCENTAGE POINT
                                                   INCREASE             DECREASE
                                              ------------------   ------------------
Effect on total service and interest cost           $  785              $  (607)
Effect on postretirement benefit obligation          8,540               (6,829)

PLAN ASSETS

The Company's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

                    PLAN ASSETS AT
                     DECEMBER 31,
                    -------------
ASSET CATEGORY        2005   2004
--------------        ----   ----
Equity securities     66.3%  67.3%
Debt securities       31.7%  26.5%
Real estate            0.0%   2.7%
Other                  2.0%   3.5%
                      ----   ----
Total                  100%   100%

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

The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% - 78% in equity securities and 25% - 35% in debt securities.

BENEFIT PAYMENTS

The expected benefit payments, in future years, are as follows ($000s):

                           OTHER
                PENSION   BENEFIT
               BENEFITS    PLANS
               --------   -------
2006           $ 18,467   $ 2,003
2007             19,136     2,159
2008             20,188     2,366
2009             21,383     2,551
2010             22,786     2,769
2011 to 2015    140,390    17,115

CONTRIBUTIONS

The Company expects to contribute $25.4 million to its pension plans in 2006.

NOTE 12 -- FINANCIAL INSTRUMENTS

The Company's use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. In order to reduce its exposure to changes in the fair value of its Senior Notes, the Company entered into interest rate swaps subsequent to the June 2003 refinancing. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at December 31, 2005, was approximately $1.2 million.

NOTE 13 -- SHAREHOLDERS' EQUITY

Capital stock consists of the following shares:

                    Authorized      Issued     Invested Capital
                      Number        Number      (in thousands)
                    ----------   -----------   ----------------
December 31, 2005
   Common            Unlimited   304,471,493      $1,010,341
December 31, 2004
   Common            Unlimited   304,028,122      $1,008,511

On April 16, 2004, shares outstanding increased by 26,800,000 shares as the Company sold and issued common shares to its majority shareholder, Gerdau S.A. On October 20, 2004, the Company was listed on the New York Stock Exchange and sold and issued 70,000,000 common shares including 35,000,000 that were sold and issued to its majority shareholder, Gerdau S.A. On November 18, 2004 the over-allotment option was exercised for 8,762,000 common shares of which Gerdau S.A. purchased 4,381,000. Total proceeds from the offerings were $460.2 million, net of offering costs.

At December 31, accumulated other comprehensive income was as follows ($000's):

                                                                      2005       2004
                                                                    --------   --------
Cumulative foreign currency translation adjustments, net of taxes   $ 68,347   $ 59,721
Minimum pension liability adjustments, net of taxes                  (35,084)   (15,321)
                                                                    --------   --------
Total                                                               $ 33,263   $ 44,400
                                                                    --------   --------

EARNINGS PER SHARE

The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

                                          YEAR ENDED DECEMBER 31,
                                        ---------------------------
                                            2005           2004
                                        ------------   ------------
Basic earnings per share:
     Basic net earnings                 $    295,497   $    337,669
     Average shares outstanding          304,276,512    232,047,518
     Basic net earnings per share       $       0.97   $       1.46
Diluted earnings per share:
     Diluted net earnings               $    295,497   $    337,669
Diluted average shares outstanding:
     Average shares outstanding          304,276,512    232,047,518
     Dilutive effect of stock options      1,175,460      1,241,571
                                        ------------   ------------
                                         305,451,972    233,289,089
Diluted net earnings per share          $       0.97   $       1.45

At December 31, 2005, options to purchase 593,000 (692,000 at December 31, 2004) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.

NOTE 14 -- STOCK BASED COMPENSATION

The Company has several stock based compensation plans, which are described below.

For the year ended December 31, 2004, the Company's Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the "2004 Stakeholder Plan"). The 2004 Stakeholder Plan is designed to reward the Company's senior management with a share of the Company's profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the "2005 LTI Plan"). The 2005 LTI Plan is designed to reward the Company's employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights ("SARs"), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and will be payable 50% in options and 50% in phantom stock. The award is being accrued over the vesting period.

Under the Company's Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

A subsidiary of the Company, Gerdau Ameristeel US Inc. ("Ameristeel"), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value.

In September 1996, Ameristeel's Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the "Equity Ownership Plan"), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of the Company, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. The Company accounts for stock options granted to employees using the intrinsic value based method of accounting (see note 2).

In July 1999, Ameristeel's Board of Directors approved a Stock Purchase/SAR Plan (the "SAR Plan") available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights ("SARs") equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant, determined based on an independent appraisal as of the previous year-end. The SARs become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. Under this plan, for the year ended December 31, 2005, there was a $1.5 million expense recovery compared to a $6.4 million expense for the year ended December 31, 2004.

In July 2002, Ameristeel's Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. Under this plan, for the year ended December 31, 2005, there was a $0.8 million expense recovery compared to a $14.3 million expense for the year ended December 31, 2004.

A summary of the Company's stock option plans is as follows:

                                    YEAR ENDED DECEMBER 31, 2005    YEAR ENDED DECEMBER 31, 2004
                                   -----------------------------   -----------------------------
                                   NUMBER OF   WEIGHTED- AVERAGE   NUMBER OF   WEIGHTED- AVERAGE
                                     SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE
                                   ---------   -----------------   ---------   -----------------
Outstanding, beginning of period   2,833,288         $ 5.94        3,606,570         $ 6.41
Granted                                   --             --            --                --
Exercised                           (443,371)          1.86         (375,261)          1.90
Forfeited                            (26,341)          1.85          (76,321)          1.92
Expired                              (99,000)         19.00         (321,700)         19.46
                                   ---------         ------        ---------         ------
Outstanding, end of period         2,264,576         $ 6.42        2,833,288         $ 5.94
                                   =========         ======        =========         ======
Options exercisable                2,128,241                       2,350,378
                                   =========                       =========

The following table summarizes information about options outstanding at December 31, 2005:

                                       Weighted
                                      - Average
                                      Remaining      Weighted -
   Exercise Price         Number     Contractual       Average         Number
      Range US$        Outstanding       Life      Exercise Price   Exercisable
--------------------   -----------   -----------   --------------   -----------
$1.32 to $1.43            545,482        3.8           $ 1.39          545,482
$1.80 to $1.91            671,369        5.2             1.84          535,034
$2.11 to $2.96            454,725        3.5             2.61          454,725
$15.95 to $19.30 (1)      297,500        1.5            17.41          297,500
$20.71 to $26.27 (1)      295,500        0.9            20.91          295,500
                        ---------                                    ---------
                        2,264,576                                    2,128,241

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2005.

Commencing with the Company's fiscal year that begins January 1, 2006, SFAS 123(R) will require that the Company recognize compensation expense equal to the fair value of equity-based compensation awards over the vesting period of each such award. See Note 19 below for additional information related to stock options.

NOTE 15 -- CONTINGENCIES AND COMMITMENTS

ENVIRONMENTAL

As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace ("EAF") dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, the Company's estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company's process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $16.4 million and $16.2 million as of December 31, 2005 and 2004, respectively. Of the $16.4 million of costs recorded as a liability at December 31, 2005, the Company expects to pay approximately $3.3 million during the year ended December 31, 2006.

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

In April 2001, the Company was notified by the Environmental Protection Agency
(EPA) of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA has filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with the Company named as a defendant seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to this property. The EPA originally offered a settlement to the named PRPs under which the Company's allocation was approximately $1.8 million. One of the named PRPs is in bankruptcy proceedings. The EPA has reconsidered the appropriate allocation. That reconsideration caused the EPA's view of the Company's allocation to substantially increase. The Company objects to its inclusion as a PRP on several bases, has asserted defenses, including statute of limitations defenses, and is pursuing legal alternatives, including adding a third party which the Company believes was incorrectly excluded from the original lawsuit. In 2004, the court denied a motion asserting some, but not all, of the Company's defenses. Also in 2004, the EPA and the Company had further discussions on a settlement and, based on these discussions, the Company believes that the EPA has a settlement range of $8.0 to $10.0 million. The Company is not in agreement with this assessment. The Company previously offered to settle the matter for $1.6 million. EPA is in the process of finalizing a settlement with two of the five defendants for $1.7 million. The EPA and the Company have filed cross-motions for summary judgment on the issue of liability. Although the Company has accrued $1.6 million with respect to this matter, the ultimate outcome of this matter cannot be determined at this time.

OTHER CLAIMS

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.

OPERATING LEASE COMMITMENTS

The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

YEAR ENDING
DECEMBER 31,    AMOUNT
------------   -------
2006           $13,934
2007            10,850
2008             9,504
2009             7,575
2010             6,678
Thereafter      33,125
               -------
               $81,666
               =======

Rent expense related to operating leases was $26.4 million and $19.8 million for the years ended December 31, 2005 and 2004, respectively.

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

NOTE 16 - OTHER EXPENSE/INCOME

Other expenses, net of other income for the year ended December 31, 2005, consists primarily of $14 million of fixed costs associated with the idled Beaumont, Texas steel mill facility and a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts.

Other income, net of other expenses for the year ended December 31, 2004, consists of income of $1.2 million from a power interruption claim, $1.0 million collected under the US Continued Dumping Subsidy Offset Act, and $1.0 million from the mark to market of trading securities.

NOTE 17 -- SEGMENT INFORMATION

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

Operational results and other financial data for the geographic and two business segments for the years ended December 31 are presented below ($000s):

                                            YEAR ENDED         YEAR ENDED
                                        DECEMBER 31, 2005   DECEMBER 31, 2004
                                        -----------------   -----------------
REVENUE FROM EXTERNAL CUSTOMERS
   Steel mills                              $3,087,160          $2,492,190
   Downstream products                         809,983             517,664
                                            ----------          ----------
      Total                                 $3,897,143          $3,009,854
                                            ==========          ==========
INTER-COMPANY SALES
   Steel mills                              $  866,006          $  688,450
   Downstream products                              --                  --
   Corp/eliminations/other                    (866,006)           (688,450)
                                            ----------          ----------
      Total                                 $       --          $       --
                                            ==========          ==========
TOTAL SALES
   Steel mills                              $3,953,166          $3,180,640
   Downstream products                         809,983             517,664
   Corp/eliminations/other                    (866,006)           (688,450)
                                            ----------          ----------
      Total                                 $3,897,143          $3,009,854
                                            ==========          ==========
OPERATING INCOME (LOSS):
   Steel mills                              $  401,747          $  428,810
   Downstream products                          46,420              18,871
   Corp/eliminations/other                     (47,662)            (74,405)
                                            ----------          ----------
      Total                                 $  400,505          $  373,276
                                            ==========          ==========
DEPRECIATION AND AMORTIZATION EXPENSE

Steel mills                  $   82,972   $   63,742
Downstream products               7,939        6,318
Corp/eliminations/other          14,780       11,802
                             ----------   ----------
   Total                     $  105,691   $   81,862
                             ==========   ==========
SEGMENT ASSETS
   Steel mills               $1,840,562   $1,848,390
   Downstream products          284,752      265,833
   Corp/eliminations/other      704,137      478,308
                             ----------   ----------
      Total                  $2,829,451   $2,592,531
                             ==========   ==========

SEGMENT GOODWILL
   Steel mills               $   90,889   $   90,889
   Downstream products           31,827       31,827
   Corp/eliminations/other           --           --
                             ----------   ----------
      Total                  $  122,716   $  122,716
                             ==========   ==========
CAPITAL EXPENDITURES
   Steel mills               $  119,416   $   74,797
   Downstream products            5,237        3,274
   Corp/eliminations/other       11,211        4,078
                             ----------   ----------
      Total                  $  135,864   $   82,149
                             ==========   ==========

Geographic data is as follows:

                                  UNITED STATES    CANADA       TOTAL
                                  -------------   --------   ----------
DECEMBER 31, 2005
Revenue from external customers     $3,078,901    $818,242   $3,897,143
Long-lived assets                      660,404     295,197      955,601

DECEMBER 31, 2004
Revenue from external customers     $2,480,627    $529,227   $3,009,854
Long-lived assets                      634,325     285,537      919,862

                                       YEAR ENDED          YEAR ENDED
                                   DECEMBER 31, 2005   DECEMBER 31, 2004
                                   -----------------   -----------------
REVENUES BY PRODUCT LINES
Mill finished goods:
   Stock rebar                         $  858,095          $  627,765
   Merchant bar/special sections        1,699,091           1,247,004
   Rod                                    362,978             423,516
                                       ----------          ----------
Total mill finished goods               2,920,164           2,298,285

Billets                                     9,951              10,442
                                       ----------          ----------
Total mill products                     2,930,115           2,308,727
Other mill segments                       158,095             183,463
Fabricating and downstream                808,933             517,664
                                       ----------          ----------
Total segment revenues                 $3,897,143          $3,009,854
                                       ==========          ==========

NOTE 18 -- DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The most significant differences between United States and Canadian GAAP, in terms of impact on the Company's consolidated financial statements, relate to the accounting for joint ventures, pensions and the reporting of comprehensive income.

The following tables reconcile the consolidated statements of earnings as reported under U.S. GAAP with those that would have been reported under Canadian
GAAP:

                        YEAR ENDED                            2005       2004
                        ----------                          --------   --------
NET INCOME -- U.S. GAAP .................................   $295,497   $337,669
Adjustment to purchase price allocation relating to
   differences under Canadian GAAP (net of tax) (a) .....      2,622      1,360
Maintenance shutdown accrual (net of tax) (d) ...........      3,876      2,507
                                                            --------   --------
NET INCOME  -- CANADIAN GAAP ............................   $301,995   $341,536
                                                            ========   ========
Net earnings per share -- Canadian GAAP
   Basic ................................................   $   0.99   $   1.47
   Diluted ..............................................   $   0.99   $   1.46
                                                            ========   ========

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

     Because of the different treatment of joint ventures between Canadian GAAP and U.S. GAAP as well as a difference in the treatment for accounting for convertible debentures at the time of purchase, a permanent difference resulted from the allocation of the purchase price. Under purchase accounting, the excess of the value of the assets over the purchase price (negative goodwill) is allocated to the long term assets acquired. Under Canadian GAAP, because the joint venture assets are proportionately accounted for and therefore there is no investment in subsidiary long term asset, the negative goodwill is allocated only against property, plant and equipment. Under U.S. GAAP, the negative goodwill is allocated to property, plant and equipment and investment in joint ventures. As a result, there is a difference in depreciation expense. Also, due to the difference in accounting for convertible debentures at the time of purchase, there is a difference in interest expense.

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

(c) Accumulated Unfunded Pension Liability

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

(d) Maintenance shutdown accrual

     Under U.S. GAAP, the Company accrues for scheduled annual maintenance shutdowns. Canadian GAAP does not allow this accounting practice.

The following table indicates the cumulative effect of the above adjustments on balance sheet accounts, displaying results under Canadian GAAP and U.S. GAAP:

                                                      CANADIAN GAAP               UNITED STATES GAAP
                                               ---------------------------   ---------------------------
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   2005           2004           2005           2004
                                               ------------   ------------   ------------   ------------
ASSETS
Current asset                                   $1,646,042     $1,459,573     $1,551,103     $1,342,583
Property, plant and equipment                    1,071,797      1,036,840        955,601        919,862
Goodwill                                           122,716        122,716        122,716        122,716
Other assets                                        32,741         26,280        200,031        207,370

LIABILITIES
Current liabilities (excluding indebtedness)       455,479        505,081        434,037        481,895
Current portion of long-term debt                    1,084          4,713          1,014          4,644
Long-term debt                                     434,415        434,532        432,737        432,823
Other long-term liabilities                        260,319        258,400        309,007        269,627
Deferred income taxes                               89,481         55,681         68,637         38,778

SHAREHOLDERS' EQUITY
Invested capital                                 1,010,341      1,008,511      1,010,341      1,008,511

Retained earnings                                  553,830        318,770        540,415        311,853
Cumulative translation adjustment                   68,347         59,721             --             --
Other comprehensive income (b)                          --             --         33,263         44,400

Changes in shareholders' equity under Canadian GAAP were as follows:

YEAR ENDED DECEMBER 31,                                          2005         2004
-----------------------                                       ----------   ----------
Shareholders' equity at beginning of year..................   $1,387,002   $  548,156
Net earnings...............................................      301,995      341,536
Employee stock options.....................................        1,830          707
Stock issuance.............................................           --      460,203
Dividends..................................................      (66,935)          --
Foreign currency translation adjustment....................        8,626       36,400
                                                              ----------   ----------
Shareholders' equity at end of period......................   $1,632,518   $1,387,002
                                                              ==========   ==========

The difference in consolidated shareholders' equity may be reconciled as follows:

YEAR ENDED DECEMBER 31,                                         2005         2004
-----------------------                                      ----------   ----------
Shareholders' equity based on U.S. GAAP ..................   $1,584,019   $1,364,764
Adjust purchase price ....................................        7,031        4,410
Maintenance shutdown accrual .............................        6,384        2,507
Additional minimum pension liability (d) .................       35,084       15,321
                                                             ----------   ----------
Cumulative increase in net earnings under Canadian GAAP ..       48,499       22,238
                                                             ----------   ----------
Shareholders' equity based on Canadian GAAP ..............   $1,632,518   $1,387,002
                                                             ==========   ==========

There are no significant differences with respect to the consolidated statement of cash flows between U.S. GAAP and Canadian GAAP.

NOTE 19 -- RECENT ACCOUNTING PRONOUNCEMENTS

During December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123(R)). SFAS 123(R) replaces FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" (APB 25), and amends FASB Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" (SFAS 95). Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosures that were permitted as an alternative to financial statement recognition. Statement 123(R) was originally effective the beginning of the first interim or annual period beginning after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission (SEC) issued a new rule amending the effective date of SFAS 123(R) to the first fiscal year beginning after June 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2006, under the "modified prospective" method. The Company is currently assessing the implications of this revised standard and the effect it will have on its results of operations in the first quarter of 2006 and thereafter.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs". This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company's current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 will not have any impact on the consolidated results of operations.

NOTE 20 -- FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS

Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2005 and December 31, 2004 and for the years ended December 31, 2005 and December 31, 2004 is disclosed to comply with the reporting requirements of the Company's Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company's 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                           GERDAU
                                                         AMERISTEEL                    NON-
                                               GUSAP    CORPORATION    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                             --------   -----------   -----------   ----------   ------------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                 $  5,413   $   21,233    $  386,995    $     618    $        --     $  414,259
   Restricted cash and cash equivalents            --           --           473           --             --            473
   Accounts receivable, net                        --       55,717       287,298        1,743             --        344,758
   Inventories                                     --      107,584       634,749        2,832             --        745,165
   Deferred tax assets                             --           --        23,212           --             --         23,212
   Other current assets                             2        5,775        17,343          116             --         23,236
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL CURRENT ASSETS                            5,415      190,309     1,350,070        5,309             --      1,551,103
INVESTMENT IN SUBSIDIARIES                    445,946    1,201,423       719,544        8,785     (2,222,259)       153,439
PROPERTY, PLANT AND EQUIPMENT                      --      204,092       748,385        3,124             --        955,601
GOODWILL                                           --           --       118,029        4,687             --        122,716
DEFERRED FINANCING COSTS                       10,923          568         2,931           29             --         14,451
DEFERRED TAX ASSETS                                --       28,937        (5,513)          --             --         23,424
OTHER ASSETS                                       --        8,301           416           --             --          8,717
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL ASSETS                                 $462,284   $1,633,630    $2,933,862    $  21,934    $(2,222,259)    $2,829,451
                                             ========   ==========    ==========    =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                          $     --   $   56,894    $  227,490    $     635    $        --     $  285,019
   Intercompany                                 1,707       12,512       (28,461)    (129,609)       143,851             --
   Accrued salaries, wages and employee
      benefits                                     --        7,129        59,541           74             --         66,744
   Accrued Interest                            19,259        1,303           441           --             --         21,003
   Other current liabilities                     (164)       8,999        51,022        1,414             --         61,271
   Current portion of long-term borrowings         --          146           421          447             --          1,014
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL CURRENT LIABILITIES                      20,802       86,983       310,454     (127,039)       143,851        435,051
LONG-TERM BORROWINGS                          398,780          304        31,705        1,948             --        432,737
CONVERTIBLE DEBENTURE                              --       96,594            --           --             --         96,594
RELATED PARTY BORROWINGS                        4,385       66,930        72,025          511       (143,851)            --
ACCRUED BENEFIT OBLIGATION                         --       94,575        52,592           --             --        147,167
OTHER LIABILITIES                                  --        7,451        57,795           --             --         65,246

DEFERRED TAX LIABILITIES                           --           --        67,804          833             --         68,637
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL LIABILITIES                             423,967      352,837       592,375     (123,747)            --      1,245,432
SHAREHOLDERS' EQUITY
   Capital Stock                               61,109    1,306,675     1,937,484       35,136     (2,330,063)     1,010,341
   Retained earnings (accumulated deficit)    (13,161)      36,301       408,113      137,316        (28,154)       540,415
   Accumulated other comprehensive income      (9,631)     (62,183)       (4,110)     (26,771)       135,958         33,263
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                     38,317    1,280,793     2,341,487      145,681     (2,222,259)     1,584,019
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $462,284   $1,633,630    $2,933,862    $  21,934    $(2,222,259)    $2,829,451
                                             ========   ==========    ===========   ==========   ============    ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2004
(US$ IN THOUSANDS)

                                                           GERDAU
                                                         AMERISTEEL                    NON-
                                               GUSAP    CORPORATION    GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                             --------   -----------   -----------   ----------   ------------   ------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                 $     --   $   51,212    $   36,020    $     900    $        --     $   88,132
   Restricted cash and cash equivalents            --           --           465           --             --            465
   Accounts receivable, net                        --       65,972       292,766        1,641             --        360,379
   Inventories                                     --      128,942       721,036        3,177             --        853,155
   Deferred tax assets                             --           --         8,754           --             --          8,754
   Other current assets                            --        2,453        29,176           69             --         31,698
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL CURRENT ASSETS                               --      248,579     1,088,217        5,787             --      1,342,583
INVESTMENT IN SUBSIDIARIES                    445,946      768,071       230,954        8,786     (1,275,962)       177,795
PROPERTY, PLANT AND EQUIPMENT                      --      192,887       723,805        3,170             --        919,862
GOODWILL                                           --           --       118,029        4,687             --        122,716
DEFERRED FINANCING COSTS                        9,557          109         3,916           34             --         13,616
DEFERRED TAX ASSETS                                --       21,570       (13,336)          --             --          8,234
OTHER ASSETS                                       --          (21)        7,746           --             --          7,725
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL ASSETS                                 $455,503   $1,231,195    $2,159,331    $  22,464    $(1,275,962)    $2,592,531
                                             ========   ==========    ==========    =========    ===========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                          $     --   $   75,200    $  219,513    $     288    $        --     $  295,001
   Intercompany                                 5,076     (315,055)      433,695     (123,716)            --             --
   Accrued salaries, wages and employee
      benefits                                     --        6,465        52,851            2             --         59,318
   Accrued Interest                            19,259        1,177           635           --             --         21,071
   Other current liabilities                     (447)       9,687        44,582          893             --         54,715
   Accrued acquisition costs                       --           --        51,790           --             --         51,790
   Current portion of long-term borrowings         --          104         4,092          448             --          4,644
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL CURRENT LIABILITIES                      23,888     (222,422)      807,158     (122,085)            --        486,539
LONG-TERM BORROWINGS                          397,986        1,518        31,032        2,287             --        432,823
CONVERTIBLE DEBENTURE                              --       86,510            --           --             --         86,510
RELATED PARTY BORROWINGS                           --       11,702       (11,702)          --             --             --
ACCRUED BENEFIT OBLIGATION                         --       59,393        55,399           --             --        114,792
OTHER LIABILITIES                                  --        1,062        67,263           --             --         68,325
DEFERRED TAX LIABILITIES                           --           --        37,850          928             --         38,778
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL LIABILITIES                             421,874      (62,237)      987,000     (118,870)            --      1,227,767
SHAREHOLDERS' EQUITY

   Capital Stock                               61,109    1,264,920     1,020,001       30,471     (1,367,990)     1,008,511
   Retained earnings (accumulated deficit)    (17,849)      54,899       154,982      116,325          3,496        311,853
   Accumulated other comprehensive income      (9,631)     (26,387)       (2,652)      (5,462)        88,532         44,400
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL SHAREHOLDERS' EQUITY                     33,629    1,293,432     1,172,331      141,334     (1,275,962)     1,364,764
                                             --------   ----------    ----------    ---------    -----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $455,503   $1,231,195    $2,159,331    $  22,464    $(1,275,962)    $2,592,531
                                             ========   ==========    ==========    =========    ===========     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                               GERDAU
                                                             AMERISTEEL                    NON-
                                                   GUSAP    CORPORATION    GUARANTORS   GUARANTORS   CONSOLIDATED
                                                 --------   -----------   -----------   ----------   ------------
NET SALES                                        $     --    $578,008     $3,293,657      $25,478     $3,897,143
OPERATING EXPENSES
   Cost of sales (exclusive of depreciation)           --     507,879      2,723,417       22,569      3,253,865
   Selling and administrative                          --      16,179        108,051        1,328        125,558
   Depreciation                                        --      21,064         81,772          199        103,035
   Other operating (income) expense                    --        (537)        14,776          (59)        14,180
                                                 --------    --------     ----------      -------     ----------
                                                       --     544,585      2,928,016       24,037      3,496,638

INCOME FROM OPERATIONS                                 --      33,423        365,641        1,441        400,505
EARNINGS FROM JOINT VENTURES                           --          --         91,201           --         91,201
                                                 --------    --------     ----------      -------     ----------
INCOME BEFORE OTHER EXPENSES & INCOME TAXES            --      33,423        456,842        1,441        491,706
OTHER EXPENSES
   Interest, net                                   43,147       1,172          5,935          166         50,420
   Foreign exchange loss (gain)                        12        (391)        (1,190)          15         (1,554)
   Amortization of deferred financing costs         1,558          45          1,048            5          2,656
                                                 --------    --------     ----------      -------     ----------
                                                   44,717         826          5,793          186         51,522

(LOSS) INCOME BEFORE TAXES & MINORITY INTEREST    (44,717)     32,597        451,049        1,255        440,184
INCOME TAX EXPENSE                                  1,114       8,397        134,076        1,100        144,687
                                                 --------    --------     ----------      -------     ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME              (45,831)     24,200        316,973          155        295,497
STOCK DIVIDENDS                                   (35,240)    (18,868)        54,108           --             --
                                                 --------    --------     ----------      -------     ----------
NET (LOSS) INCOME                                $(10,591)   $ 43,068     $  262,865      $   155     $  295,497
                                                 ========    ========     ==========      =======     ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2004
(US$ IN THOUSANDS)

                                                            GERDAU
                                                          AMERISTEEL                   NON-
                                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATION   CONSOLIDATED
                                              --------   -----------   ----------   ----------   -----------   ------------
NET SALES                                     $     --    $601,196     $2,387,684     $20,974     $     --      $3,009,854
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)           --     503,954      1,930,478      16,513           --       2,450,945
Selling and administrative                          --      12,538         95,834       1,012           --         109,384
Depreciation                                        --      17,941         61,166         204           --          79,311
Other operating expense (income)                    --         143         (3,205)         --           --          (3,062)
                                              --------    --------     ----------     -------     --------      ----------
                                                    --     534,576      2,084,273      17,729           --       2,636,578
INCOME FROM OPERATIONS                              --      66,620        303,411       3,245           --         373,276
EARNINGS FROM JOINT VENTURES                        --          --        141,474          --           --         141,474
                                              --------    --------     ----------     -------     --------      ----------

INCOME BEFORE OTHER EXPENSES & INCOME TAXES         --      66,620        444,885       3,245           --         514,750
OTHER EXPENSES
Interest, net                                   42,715       5,930          7,528         157           --          56,330
Foreign exchange loss (gain)                        26       9,683         (1,581)         (5)          --           8,123
Amortization of deferred financing costs         1,463          45          1,043          --           --           2,551
                                              --------    --------     ----------     -------     --------      ----------
                                                44,204      15,658          6,990         152           --          67,004

(LOSS) INCOME BEFORE TAXES & MINORITY          (44,204)     50,962        437,895       3,093           --         447,746
INTEREST
INCOME TAX EXPENSE                                 777      18,960         90,189         151           --         110,077
                                              --------    --------     ----------     -------     --------      ----------
(LOSS) INCOME BEFORE DIVIDEND INCOME           (44,981)     32,002        347,706       2,942           --         337,669
STOCK DIVIDENDS                                (44,119)         --             --          --       44,119              --
                                              --------    --------     ----------     -------     --------      ----------
NET(LOSS) INCOME                              $   (862)   $ 32,002     $  347,706     $ 2,942     $(44,119)     $  337,669
                                              ========    ========     ==========     =======     ========      ==========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

                                                                      GERDAU
                                                                    AMERISTEEL                   NON-
OPERATING ACTIVITIES                                      GUSAP    CORPORATION   GUARANTORS   GUARANTORS   CONSOLIDATED
                                                        --------   -----------   ----------   ----------   ------------
Net (loss) income                                       $(10,591)   $  43,068    $ 262,865       $ 155      $ 295,497
Adjustment to reconcile net
   income  to net cash (used in)
   provided by operating activities:
   Depreciation                                               --       21,064       81,772         199        103,035
   Amortization                                            1,558           45        1,048           5          2,656
   Deferred income taxes                                      --       (8,005)      25,261          --         17,256
   Loss on disposition of property, plant and                 --           --        3,328          --          3,328
      equipment
   Income from joint ventures                                 --           --      (91,201)         --        (91,201)
   Distributions from joint ventures                          --           --      115,828          --        115,828
Changes in operating assets and liabilities, net of
   acquisitions:
   Accounts receivable                                        --       12,336        6,705        (143)        18,898
   Inventories                                                --       23,943       88,768         345        113,056
   Other assets                                               --       (2,748)       1,469          (5)        (1,284)
   Liabilities                                            13,652      356,451     (368,079)       (637)         1,387
                                                        --------    ---------    ---------       -----      ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        4,619      446,154      127,764         (81)       578,456

INVESTING ACTIVITIES
   Intercompany investments                                   --     (385,320)     385,029         291             --
   Additions to property, plant and equipment                 --      (24,809)    (110,903)       (152)      (135,864)
   Proceeds received from disposition of property,
   plant and equipment                                        --           --        6,444          --          6,444
   Acquisitions                                               --           --      (49,654)         --        (49,654)
   Sales of short term investments                            --           --      140,950          --        140,950
   Purchases of short term investments                        --           --     (140,950)         --       (140,950)
                                                        --------    ---------    ---------       -----      ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES           --     (410,129)     230,916         139       (179,074)

FINANCING ACTIVITIES
   Payments on term loans                                    794         (125)      (4,721)       (340)        (4,392)
   Additions to deferred financing costs                      --         (515)      (2,976)         --         (3,491)
   Cash dividends                                             --      (66,935)          --          --        (66,935)
   Change in restricted cash                                  --           --           (8)         --             (8)
   Proceeds from issuance of employee stock purchases         --        1,830           --          --          1,830
                                                        --------    ---------    ---------       -----      ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          794      (65,745)      (7,705)       (340)       (72,996)
   Effect of exchange rate changes                            --         (259)          --          --           (259)
                                                        --------    ---------    ---------       -----      ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           5,413      (29,979)     350,975        (282)       326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              --       51,212       36,020         900         88,132
                                                        --------    ---------    ---------       -----      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD              $  5,413    $  21,233    $ 386,995       $ 618      $ 414,259
                                                        ========    =========    =========       =====      =========

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(US$ IN THOUSANDS)

                                                               GERDAU
                                                             AMERISTEEL                    NON-
OPERATING ACTIVITIES                                GUSAP    CORPORATION   GUARANTORS   GUARANTORS   ELIMINATION   CONSOLIDATED
                                                   -------   -----------   ----------   ----------   -----------   ------------
Net (loss) income                                  $  (862)   $  32,002    $ 347,706     $ 2,942      $(44,119)     $ 337,669
Adjustment to reconcile net income  to net cash
   (used in) provided by operating activities:
   Depreciation                                         --       17,941       61,166         204            --         79,311
   Amortization                                      1,463           45        1,043          --            --          2,551
   Deferred income taxes                                --       14,115       (6,652)         --            --          7,463
   Income from joint ventures                           --           --     (141,474)         --            --       (141,474)
   Distributions from joint ventures                    --           --       82,803          --            --         82,803
Changes in operating assets and liabilities, net
   of acquisitions:
   Accounts receivable                                  --      (15,430)       2,352        (277)           --        (13,355)
   Inventories                                          --      (49,523)    (227,368)     (1,788)           --       (278,679)
   Other assets                                         --          354       (9,883)         (2)           --         (9,531)
   Liabilities                                      (1,316)    (294,647)     355,124        (939)           --         58,222
                                                   -------    ---------    ---------     -------      --------      ---------
NET CASH (USED IN) PROVIDED BY OPERATING
ACTIVITIES                                            (715)    (295,143)     464,817         140       (44,119)       124,980

INVESTING ACTIVITIES
   Intercompany investments                             --           --      (44,119)         --        44,119             --
   Additions to property, plant and equipment           --      (28,457)     (53,690)         (2)           --        (82,149)
   Acquisitions                                         --      (21,316)    (277,106)         --            --       (298,422)
   Sales of short term investments                      --           --       60,051          --            --         60,051
   Purchases of short term investments                  --           --      (60,051)         --            --        (60,051)
                                                   -------    ---------    ---------     -------      --------      ---------
NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                              --      (49,773)    (374,915)         (2)       44,119       (380,571)

FINANCING ACTIVITIES
   Proceeds from issuance of new debt                   --           --       25,000          --            --         25,000
   Revolving credit borrowings (payments)              715      (71,509)     (84,434)       (402)           --       (155,630)
   Change in restricted cash                            --           --         (465)         --            --           (465)
   Proceeds from issuance of employee stock             --          698            9                        --            707
   Proceeds from issuance of common stock               --      460,203           --          --            --        460,203
                                                   -------    ---------    ---------     -------      --------      ---------
NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES                                             715      389,392      (59,890)       (402)           --        329,815
   Effect of exchange rate changes
                                                        --        3,703          195          60            --          3,958
                                                   -------    ---------    ---------     -------      --------      ---------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS
                                                        --       48,179       30,207        (204)           --         78,182

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD
                                                        --        3,033        5,813       1,104            --          9,550
                                                   -------    ---------    ---------     -------      --------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $    --    $  51,212    $  36,020     $   900      $     --      $  88,132
                                                   =======    =========    =========     =======      ========      =========

                              ADDITIONAL DISCLOSURE

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.

(a)  Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form
     40-F.

(b) Disclosure Controls and Procedures. As of the end of the registrant's fiscal year ended December 31, 2005, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) Internal Controls and Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The required disclosure is included under the heading "Audit Committee" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

CODE OF ETHICS.

The registrant has adopted a code of ethics that applies to its senior executive officers, including its chief executive officer, chief financial officer, the controller and all of the other persons employed by the registrant or its subsidiaries who have significant responsibility for preparing or overseeing the preparation of the registrant's financial statements and other financial data included in the registrant's periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the registrant ("Code of Ethics Applicable to Senior Executives"). The registrant has also adopted a code of ethics and business conduct ("Code of Ethics and Business Conduct") that is applicable to all directors, officers and employees. You can view our Code of Ethics Applicable to Senior Executives and Code of Ethics and Business Conduct on our website at www.gerdauameristeel.com

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The required disclosure is included under the heading "Audit Fees" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

PRE-APPROVAL POLICIES AND PROCEDURES.

The required disclosure is included under the heading "Audit
Committee--Pre-Approval Policies and Procedures" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS.

The required disclosure is included under the heading "Off-Balance Sheet Arrangements" in the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The required disclosure is included under the heading "Contractual Obligations" in the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE.

The required disclosure is included under the heading "Audit Committee" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE

Director Independence

The required disclosure is included under the heading "Director Independence" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

Presiding Director at Meetings

The required disclosure is included under the heading "Presiding Director at Meetings" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

Communication with Non-Management Directors

The required disclosure is included under the heading "Communication with Non-Management Directors" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

Corporate Governance

The required disclosure is included under the heading "Corporate Governance" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

Board Committee Mandates

The required disclosure is included under the heading "Board Committee Mandates" in the registrant's Annual Information Form for the fiscal year ended December 31, 2005, filed as part of this Annual Report on Form 40-F.

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

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2006.

                                        GERDAU AMERISTEEL CORPORATION


                                        By /s/ Mario Longhi
                                           -------------------------------------
                                        Name: Mario Longhi
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