Form 40-F
period 2006-12-31
GERDAU AMERISTEEL CORP
filed 2007-03-30
CIK 1203748

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006 Commission file number: 333-101591
GERDAU AMERISTEEL CORPORATION
(Exact name of registrant as specified in its charter)

Canada	3312	98-0429538
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))
4221 West Boy Scout Boulevard, Suite 600
Tampa, Florida 33607
(813) 207-2300
(Address and Telephone Number of Registrant’s Principal Executive Offices)
Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
Gerdau Ameristeel Corporation
4221 West Boy Scout Boulevard, Suite 600
Tampa, Florida 33607
(813) 207-2322
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which
Registered
Common Stock	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g)
of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: Senior Notes Due 2011
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 305,276,603
Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

FORM 40-F
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:
(a) Renewal Annual Information Form dated March 22, 2007;
(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006; and
(c) Consolidated Financial Statements for the fiscal year ended December 31, 2006.

GERDAU AMERISTEEL CORPORATION
ANNUAL INFORMATION FORM

MARCH 22, 2007

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCY AND FINANCIAL INFORMATION	2
OVERVIEW	2
CORPORATE STRUCTURE	4
OPERATING STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
NARRATIVE DESCRIPTION OF THE BUSINESS	8
RISK FACTORS	22
ENVIRONMENTAL AND REGULATORY MATTERS	26
EMPLOYEES	27
MANAGEMENT’S DISCUSSION AND ANALYSIS	28
MARKET FOR SECURITIES	28
CONVERTIBLE DEBENTURES	29
DIVIDENDS	29
DIRECTORS AND OFFICERS	29
DIRECTOR INDEPENDENCE	33
PRESIDING DIRECTOR AT MEETINGS	34
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS	34
CORPORATE GOVERNANCE	34
BOARD COMMITTEE MANDATES	35
LEGAL PROCEEDINGS	35
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35
AUDITOR, TRANSFER AGENT AND REGISTRAR	36
AUDIT FEES	36
INTEREST OF EXPERTS	36
AUDIT COMMITTEE	37
STANDARDS OF BUSINESS CONDUCT	38
MATERIAL CONTRACTS	38
ADDITIONAL INFORMATION	38
SCHEDULE A — LIST OF SUBSIDIARIES	39
SCHEDULE B — AUDIT COMMITTEE CHARTER	40
- i -

As used in this document, unless the context otherwise requires, (i) the “Company” and “Gerdau Ameristeel” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, (ii) “Ameristeel” refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), (iii) “Gerdau North America” refers to the North American operations of Gerdau S.A. on or before October 23, 2002, and (iv) “we”, “us” and “our” refers to the Company and its subsidiaries and 50% owned joint ventures. Unless otherwise indicated, all information in this Annual Information Form is given as of March 22, 2007.
FORWARD-LOOKING STATEMENTS
     Certain statements in this Annual Information Form, including, without limitation, statements in the sections entitled “Overview”, “General Development of the Business”, “Narrative Description of the Business”, “Risk Factors” and “Environmental and Regulatory Matters”, constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. As discussed in “Risk Factors” in this Annual Information Form, the Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
     The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; currency exchange rate fluctuations; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.
     Any forward-looking statements in this Annual Information Form are based on current information as of the date of this Annual Information Form and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.
REPORTING CURRENCY AND FINANCIAL INFORMATION
     In this Annual Information Form, references to “dollars” and “$” are to U.S. dollars. For reporting purposes, the Company’s financial results are presented in U.S. dollars and in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Effective January 1, 2004, the Company began reporting financial results under U.S. GAAP. The Company’s financial statements are available on SEDAR at www.sedar.com.
OVERVIEW
     Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of 9 million tons of mill finished steel products. Through its vertically integrated network of 17 mills (including one 50% owned minimill), 17 scrap recycling facilities and 51 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, mining, cellular and electrical transmission, automotive, metal building manufacturing and equipment manufacturing.

     The Company’s operations are segmented into two operating divisions, minimills and downstream operations.
     Minimills. Gerdau Ameristeel owns and operates 13 mills in the United States and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and flat rolled sheet. For the year ended December 31, 2006, shipments were approximately 7.3 million tons of mill finished steel products. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Six of the mills are provided with scrap by an internal network of 17 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills’ primary raw material.
     Downstream Operations. The Company has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2006, downstream shipments were approximately 1.1 million tons of processed steel products. The downstream operations consist of the following:
•	Rebar fabrication and epoxy coating — Gerdau Ameristeel has one of the largest rebar fabricating and epoxy coating operations in North America, consisting of 36 rebar fabricating facilities and two epoxy coating plants, servicing the concrete construction industry in the eastern half of the United States and Canada. The rebar facilities have the capacity to produce approximately 1.2 million tons of fabricated and epoxy coated rebar per year. The fabricating facilities purchase the majority of their rebar requirements from the Company’s mills, at market prices, and cut and bend it to meet our customers’ engineering, architectural and other end-product specifications. The epoxy coating plants apply epoxy coating to rebar for use in construction projects requiring rust resistant steel, including bridge and tunnel construction. In November, 2006 the Company began offering rebar fabrication and placing services on the west coast of the United States through its Pacific Coast Steel joint venture.

•	Railroad spike operations — Gerdau Ameristeel has three railroad spike operations that forge steel square bars produced at the Charlotte and Sand Springs mills into track spikes. The rail spike operations manufacture and distribute the spikes on an annual contract basis to the railroad industry throughout North America.

•	Cold drawn plants — Gerdau Ameristeel has two cold drawn plants that process hot rolled merchant and light structural steel bars into cold drawn bars with improved physical characteristics. The cold drawn operations purchase approximately 60% of their raw material requirements from the Company’s mills.

•	Super light beam processing and elevator guide rails — Gerdau Ameristeel has downstream operations that process super light steel beams into cross members for the truck trailer industry and process steel guide rail sections for elevator manufacturers.

•	Wire mesh, collated nails and wire drawing — Gerdau Ameristeel has three downstream operations that specialize in producing different wire end products. Specifically, the Atlas and Beaumont facilities are focused on wire mesh and nails; and the Carrollton facility produces mainly wire drawing and heat treating products.

•	Fence post — With the acquisition of Sheffield Steel Corporation, the Company began producing fence posts in the midwest region of the United States. Fence posts are rolled from billets produced at the Sand Springs mill.

•	Grinding balls — At the Duluth, Minnesota facility, Gerdau Ameristeel produces grinding balls from 1” through 3.5” diameter using forging machines. The raw material is supplied from the

St. Paul mill. Grinding balls are used in milling and dispersion processes for various mineral mining operations.
CORPORATE STRUCTURE
Name and Incorporation
     Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Company was continued under the Canada Business Corporations Act in May 2006.
     The Company is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel Inc. (“Co-Steel”) on October 23, 2002. The registered office of the Company is located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. The executive office is located at 4221 West Boy Scout Blvd., Suite 600, Tampa, Florida, United States, 33607.
     Subsequent to incorporation, the following amendments to the Company’s articles and constating documents were made:
•	December 27, 1985 — Co-Steel was amalgamated with its subsidiary, Lake Ontario Steel Company Limited;

•	June 10, 1986 — the name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the first preference shares) was reclassified and subdivided into two multiple voting shares and three subordinate voting shares;

•	December 31, 1993 — all of the outstanding multiple voting shares of the Company were automatically converted into subordinate voting shares;

•	April 27, 1994 — the subordinate voting shares were redesignated as the common shares of the Company (the “Common Shares”);

•	December 31, 2000 — 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

•	October 23, 2002 — the name was changed to Gerdau Ameristeel Corporation;

•	May 6, 2003 — By-law No. A2, which amended the Company’s general by-law, was approved by the Company’s shareholders;

•	September 26, 2003 — Gerdau Ameristeel amalgamated with its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited; and

•	May 25, 2006 — Gerdau Ameristeel was continued under the Canada Business Corporations Act.
OPERATING STRUCTURE
     Gerdau Ameristeel conducts its operations directly and indirectly through subsidiaries and joint ventures in Canada and the United States. The following chart shows Gerdau Ameristeel Corporation, our principal subsidiaries and joint ventures and their respective operations. Unless otherwise indicated, all entities are 100%-owned and are owned directly or indirectly through an intermediate holding company. Schedule A to this Annual Information Form lists all of the Company’s subsidiaries that are owned 50% or more and their jurisdiction of incorporation.

(1)	Includes Cambridge and Whitby mills and part of certain recycling operations.

(2)	Includes Manitoba mill, Mandak recycling operations and part of certain downstream operations.

(3)	Includes Knoxville, Cartersville, Charlotte, Jacksonville, Jackson, St. Paul, Wilton, Calvert City and Beaumont mills; grinding ball, wire and altas operations; rail division; and certain recycling operations. This entity also controls the Sheffield Steel, Pacific Coast Steel and Fargo recycling operations.
GENERAL DEVELOPMENT OF THE BUSINESS
History
     Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Colombia, Uruguay, Argentina, Spain and, through Gerdau Ameristeel, Canada and the United States. Gerdau S.A’s history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top 20 steel companies in the world. Gerdau S.A. has an approximately 48% market share of the long steel market in Brazil. The Gerdau group has global annual manufacturing capacity of 21 million short tons of crude steel products, over 21,000 employees and total assets exceeding $9.0 billion. For the year ended December 31, 2006, Gerdau S.A. had approximately $13 billion in consolidated net sales and a market capitalization of approximately $12.6 billion.
     Over the last 15 years, Gerdau S.A. has increased its investments abroad, including its investments in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operated a minimill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc. (now Gerdau Ameristeel MRM Special Sections Inc.), which operated a minimill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four minimills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia, expanding Ameristeel’s structural bar size range and adding beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies’ cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.

     In October 2002, the majority shareholder of Gerdau S.A.’s North American operations, referred to as Gerdau North America, acquired Co-Steel. Co-Steel was a Canadian public company that owned and operated three minimills, participated in a 50/50 joint venture that ran a fourth minimill in Kentucky and was a major participant in the sourcing, trading and processing of scrap metal in the northeastern North American market. Through the combination, Co-Steel acquired all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares and changed its name to Gerdau Ameristeel Corporation. Under reverse-take-over accounting, Gerdau North America was deemed to be the acquirer and was assumed to have purchased the assets and liabilities of Co-Steel.
     In December 2002, Ameristeel was an 87%-owned subsidiary. In March 2003, the Company effected an exchange, referred to as the minority exchange, in which Gerdau Ameristeel acquired the shares of Ameristeel not previously owned by using newly-issued common shares, making Ameristeel a wholly-owned subsidiary. Following the transaction with Co-Steel and the acquisition of the shares of Ameristeel, Gerdau S.A. indirectly held approximately 69% of the Company’s Common Shares.
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
     In April 2004, the Company issued and sold 26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.’s ownership to approximately 72% of Common Shares then outstanding.
     In October 2004, the Company completed an equity offering of 70,000,000 Common Shares in Canada and the United States. In November 2004, an additional 8,762,000 Common Shares were issued upon exercise by the underwriters of an over-allotment option. Of the aggregate 78,762,000 Common Shares issued, 39,381,000 were purchased by Gerdau S.A. Pursuant to the completion of the offering, Gerdau S.A. owned approximately 67.0% of the Company’s Common Shares. The proceeds of this offering of approximately $370 million were mainly used to fund the acquisition of the North Star Steel assets from Cargill, Incorporated.
     In November 2004, the Company completed the acquisition of the North Star Steel assets from Cargill, Incorporated and certain of its subsidiaries, including land, fixed assets and working capital of four long steel product mills, four downstream operations and two recycling operations. The purchase price for the acquired assets was $318 million in cash plus the assumption of some debt and employee benefit obligations. This acquisition expanded the mill coverage into the midwest and southwest United States. In December 2004, the Company completed the acquisition of the fixed assets and working capital of the rebar fabrication and epoxy coating facilities of Gate City Steel, Inc. and RJ Rebar, Inc., resulting in the addition of six downstream facilities located in the midwest United States, extending the Company’s coverage and participation in this region.
     In June 2005, the Company announced a management succession plan pursuant to which Mr. Mario Longhi was appointed President of the Company and Mr. Phillip Casey, CEO of the Company, assumed the additional position of Chairman of the Board.
     In October 2005, the Company amended and restated its senior secured revolving credit facility. The facility has a five-year term and an increased revolving credit line of $650 million.
     In January 2006, Mr. Longhi replaced Mr. Casey as CEO of the Company, with Mr. Casey remaining as Chairman of the Board.

     In February 2006, the Company acquired the capital stock of Fargo Iron and Metal Company, which operates a recycling yard located in Fargo, North Dakota.
     In March 2006, the Company completed the acquisition of the fixed assets and working capital of Callaway Building Products, a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee. The acquisition of Callaway increased the Company’s rebar fabrication capabilities in the State of Tennessee.
     In June 2006, the Company completed the acquisition of all the outstanding shares of Sheffield Steel Corporation. Sheffield is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The acquisition included a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.
     In November 2006, the Company completed the acquisition of a controlling interest in Pacific Coast Steel (“PCS”), a joint venture that operates four rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California. The acquisition of PCS expanded the Company’s operations to the west coast of the United States and also added rebar placing capability.
Industry and Trends
     The global steel industry is highly cyclical and competitive due to the large number of steel producers, the dependence upon cyclical end markets and the high volatility of raw material and energy prices. The North American steel industry is currently facing a variety of challenges, including volatile pricing, high fixed costs, low-priced imports, the diminution of the effect of U.S. tariffs and challenges to the industry’s ability to attract new management talent. The future success of North American steel producers is dependent upon numerous factors, including general economic conditions, levels and prices of steel imports and the strength of the U.S. dollar.
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
     The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill, Incorporated in November 2004 and the Company’s acquisition of Sheffield Steel Corporation in 2006 contributed to this consolidation trend. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.
     2006 was a strong year for the U.S. steel industry, buoyed by a strong economy. The industry experienced a growth in demand, some tightening of supply and increasing prices. These market conditions reflected a growth in demand worldwide for steel products, including those produced by Gerdau Ameristeel. Growth in productive capacity abroad, particularly in China, in 2004 and 2005, began to overtake demand by 2005 in some product areas. This trend continued in 2006. Increased imports into North America from China and other regions with current excess productive capacity, during a period characterized by high raw material, energy and transportation costs, are expected to continue to provide some challenges for North American steel producers.
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
     All of the mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Six of the Company’s mills are vertically integrated with 17 scrap recycling facilities that supply a portion of their scrap needs.

Rebar finished product deliveries are generally concentrated within 350 miles of a mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas.
     The table below presents information regarding the Company’s mills, including the estimated annual production capacity and actual production for the year ended December 31, 2006. Annual melting and rolling capacities are based on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer’s design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

	Year Ended December 31, 2006
	Melt Shop	Rolling Mill
	(Thousands of tons)	(Thousands of tons)
Charlotte, North Carolina	460	350
Jacksonville, Florida	640	640
Jackson, Tennessee	670	600
Knoxville, Tennessee	550	520
Cartersville, Georgia	860	640
Wilton, Iowa	350	325
Calvert City, Kentucky	—	325
Joliet, Illinois	—	100
Manitoba, Manitoba	385	360
Cambridge, Ontario	360	320
Whitby, Ontario	960	800
Sayreville, New Jersey	800	600
Sand Springs, Oklahoma	600	550
Perth Amboy, New Jersey	—	600
Beaumont, Texas	650	800
St. Paul, Minnesota	600	550

Total Long Steel	7,885	8,080

Gallatin, Kentucky (50%)	780	780

Total	8,665	8,860

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

Calvert City Mill, Kentucky
     The Calvert City mill is a rolling mill facility and was acquired from Cargill, Incorporated in November 2004. It is located on a 357 acre site in Calvert City, Kentucky. Approximately 20% of the semi-finished billets rolled by the mill are sourced from third parties and the remainder from Gerdau Ameristeel’s other mills. The Calvert City mill produces merchant bar, medium structural channel and beams. The Calvert City rolling mill consists of a 120-ton per hour reheat furnace, two high reversing roughers, six vertical and horizontal mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker.
Cambridge Mill, Ontario
     The Cambridge mill began operations in 1980. It is located on a 32 acre lot in Cambridge, Ontario, 60 miles west of Toronto. It produces merchant bar, special bar quality (“SBQ”) products and rebar. Rebar produced at the Cambridge mill is sold primarily to fabricators and service centers in Canada. Approximately 75% of the Cambridge mill’s production is merchant bar and special bar quality products. It generally produces smaller sizes in smaller production runs targeted to niche markets. The mill’s melt shop was rebuilt in 1986 and includes a 45-ton electric arc furnace and a 3-strand continuous caster. The rolling mill was commissioned in 1987 and includes a 75-tons per hour reheat furnace, an 18 in-line stand rolling mill, a 256 foot cooling bed, an in-line cut-to-length shear, and a straightening, stacking, and bundling finishing end. In 2003, a new bag house was installed for the melt shop.
Cartersville Mill, Georgia
     The Cartersville mill began its melting operations in 1989 and its rolling operations in 1999. It is located on a 267 acre site in Cartersville, Georgia. In addition to a wide range of merchant bars, the mill produces structural shapes and beams. The mill’s melt shop has a 130-ton electric arc furnace, a ladle refining station and a 6-strand billet caster. Construction of a 58,000 square foot finished product warehouse was completed in October 2003. In 2003, the melt shop introduced new oxygen injection technology, as well as current conductive arms. Additional storage space was added in 2005 with a new warehouse and an outside beam loading storage facility. In 2006, the bundling area at the rolling mill’s finishing end was upgraded.
Charlotte Mill, North Carolina
     The Charlotte mill began operations in 1961. It is located on a 112 acre site in Charlotte, North Carolina. It produces rebar and merchant bars that are sold primarily within the eastern seaboard states from Florida to Pennsylvania. The mill’s melting equipment includes a 75-ton electric arc furnace, a continuous scrap feeding and preheating system, a ladle refining station and a 3-strand continuous caster. Charlotte’s rolling mill includes an 80-tons per hour reheat furnace, 15 in-line mill stands, a 200-foot cooling bed, an in-line straightener and flying cut-to-length shear, and an automatic stacker for merchant bars and rebar. An upgrade to Charlotte’s rolling mill electrical control system was completed in December 2003. A new rolling mill and finishing end control system was installed during 2004.
Jackson Mill, Tennessee
     The Jackson mill began operations in 1981. It is located on a 283 acre site in Jackson, Tennessee. The Jackson mill is the Company’s largest single producer of merchant bars and also produces some larger size rebar. The merchant bars are marketed primarily in the southeast and midwest United States. The Jackson mill’s melting equipment includes a 140-ton electric arc furnace and a 4-strand continuous billet caster. The rolling mill consists of a 120-tons per hour reheat furnace, 16 vertical and horizontal in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Jackson mill has a shredder which is used to process scrap purchased from third parties. A caster upgrade project at the Jackson mill was completed in December 2003. During 2004, the melt shop operations invested in a multi-point carbon injection system. In 2005, a mobile hydraulic shear was purchased with the capacity of shearing railcars for feedstock for the electric arc furnace.

Jacksonville Mill, Florida
     The Jacksonville mill began operations in 1976. It is located on a 550 acre site in Jacksonville, Florida and produces rebar and rod. Straight rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, and coiled rebar is shipped throughout the eastern United States. The rod products are sold throughout the southeastern United States. Jacksonville’s melting equipment consists of a 100-ton electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 90 tons per hour reheat furnace, a 16-stand, in-line horizontal rolling mill, a 10-stand rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils. 40% of the scrap needs of the Jacksonville mill is supplied by an on-site recycling facility purchased in 2005 from OmniSource Corporation. During the year 2005 the Company approved construction of a new melt shop that, when completed in the third quarter of 2007, will increase capacity and provide operational improvements in the steel-making process.
Joliet Mill, Illinois
     The Joliet Mill began operations in 1863 as a horseshoe factory and was acquired from Sheffield Steel Corporation in June 2006. It is located on 30 acres just southwest of Chicago, Illinois on the Des Plaines River. The 12” mill was installed in 1954 then revamped in 1967. It consists of a 35 ton reheat furnace, a three high rougher and 10 horizontal mill stands. It has a notch hot bed and a cold shear that cuts the steel to the customers’ ordered length. The Joliet Mill receives approximately 70% of its billets from other Gerdau Ameristeel mills with the remainder coming from other sources. It produces merchant bar and special bar quality from plain carbon, high manganese carbon, high strength low alloy, alloys and leaded billets into flats, squares near squares and hexagons. These are used by manufacturers, fabricators, cold finishers, and service centers all across the United States.
Knoxville Mill, Tennessee
     The Knoxville mill began operations in its present location in 1903. It is located on a 62 acre site in Knoxville, Tennessee and produces almost exclusively rebar. The rebar is marketed throughout the southern and Midwestern United States. Knoxville’s melt shop completed a $34.5 million modernization in July 2000. The new facility includes a 95-ton electric arc furnace and a continuous scrap feeding and preheating system. The rolling mill consists of a 90-tons per hour reheat furnace, 17 in-line mill stands utilizing an in-line heat treating process, a cooling bed and a cut-to-length shear line. In 2005, a new warehouse facility was completed. The new facility has two overhead cranes, 54,500 square feet of storage under roof and is designed for rail and truck loading capabilities. In 2006, the bundling equipment of the rolling mills was upgraded.
Manitoba Mill, Manitoba
     The Manitoba mill began operations in 1917. It is located on a 529 acre site in Selkirk, Manitoba. It produces special sections, merchant bars and rebar. Approximately 15% of the Manitoba mill’s production is rebar which is sold primarily to fabricators and service centers in Canada. Up to 15% of its production is merchant bars and structurals. In 2001, the Manitoba mill increased production capabilities to include flats with a width of more than 10 inches. Approximately 75% of the Manitoba mill’s shipments are special sections sold to the earth moving, material handling and transportation industries. The Manitoba mill has a 65-ton electric arc furnace, a ladle refining station and a 3-strand continuous caster. The Manitoba mill operates two rolling mills. Rolling mill #1 has a 15-stand rolling mill. Rolling mill #2 includes two in-line stands, one horizontal and the other vertical, along with a cooling bed. The mill is vertically integrated with five scrap recycling facilities located in North Dakota that collect and/or process scrap for use by the mill and sale to third parties. The mill also has its own shredder, shears and rail car dismantling operations for processing scrap on site. The mill’s scrap facilities can supply all of the mill’s scrap requirements. However, depending on market conditions, the mill may from time to time purchase a portion of its scrap needs from third parties and sell some of its collected scrap to third parties.
Perth Amboy Mill, New Jersey
     The Perth Amboy mill began operations in 1980. It is located on a 93 acre site in Perth Amboy, New Jersey. It produces industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries in the northeastern United States. In September 2006, the Company decided to close the mill’s melt shop operations for economic reasons. The rolling mill operation produces wire rod from billets sourced from the Company’s other North America mills and from Gerdau Açominas in Brazil.
Sand Springs, Oklahoma
     The Sand Springs mill began operations in 1929 at the Sand Springs, Oklahoma plant site and was acquired from Sheffield Steel Corporation in June 2006. The mill is located on 148 acres of levee-protected land on the banks of the Arkansas River. The mill utilizes two 80-ton electric arc furnaces, a ladle metallurgy furnace and a six strand caster feeding a single strand, 14” continuous merchant mill. The Sand Spring mill produces in excess of 600,000 tons of billets. The mill produces a wide range of products including: rebar, squares, unit rail, SBQ rounds, MBQ rounds, dowel rod and tee bar (used in an on-site fence post manufacturing line). These products are marketed primarily in the states bordering Oklahoma but in recent years the mill has expanded its marketing reach into California, Arizona and Nevada. In 2006, the mill completed installation of a new ladle furnace.
St. Paul Mill, Minnesota
     The St. Paul mill began operations in 1967 and was acquired from Cargill, Incorporated in November 2004. It is located on a 188 acre site in central Minnesota. The St. Paul mill produces merchant bar quality and special bar quality round bars and rebar. St. Paul’s melting equipment includes a 95-ton electric arc furnace and a multiple size, four strand continuous billet caster. The rolling mill consists of an 80-ton per hour reheat furnace, 14 in-line mill stands, four finishing mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and a semi-automatic stacker. The St. Paul facility has a shredder which is used to process raw scrap purchased from third parties and supplies the mill with a portion of its scrap raw material needs.
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
Wilton Mill, Iowa
     The Wilton mill began operations in 1976 and was acquired from Cargill, Incorporated in November 2004. It is located on a 167 acre site in Wilton, Iowa. The Wilton mill produces merchant bar, mostly flats and angles, and some rebar. The Wilton mill’s melting equipment includes an 80-ton electric arc furnace and a three-strand continuous billet caster. The rolling mill consists of a 90-ton per hour reheat furnace, 14 in-line mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear and an automatic stacker. The Wilton minimill has a scrap shredder facility which is used to process raw scrap purchased from third parties and supplies the mill with a portion of its scrap raw material needs.
Whitby Mill, Ontario
     The Whitby mill began operations in 1964. It is located on a 350 acre site in Whitby, Ontario, 35 miles east of Toronto. It produces principally merchant bar, structural shapes and rebar. The Whitby mill has a 150-ton electric arc furnace, a ladle refining unit, a five-strand continuous caster, a bar mill and a structural mill. The mill is vertically integrated with five scrap recycling facilities in southern Ontario that collect and/or process scrap for use by the mill and sale to third parties. 100% of the mill’s scrap needs are supplied by its scrap recycling facilities. The electrical control system at the Whitby bar mill was upgraded in August 2003. A new 110,000 square foot warehouse was completed during 2005.

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
Depots
     The Company leases depots in Chicago, Illinois and North Jackson, Ohio. Finished product is still shipped by rail from several of the Company’s mills to Chicago and North Jackson depots, stored, then shipped to customers. The following table provides information on these facilities:

Location	Acreage	Lease Expiration
Chicago, Illinois	8.88	June 30, 2017
North Jackson, Ohio	21.75	May 31, 2016
Downstream Operations
     The Company has secondary value-added steel businesses, referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills.
Short Line Railroad
     Located in Sand Springs, Oklahoma, the Sand Springs Railway (the “Railway”) operates a short line railway system consisting of 32 miles of track. Operating since 1911, the Railway transports between 8,000 to 12,000 revenue car loads per year between the Sand Springs area and connecting to the Burlington Northern, Sante Fe and Union Pacific railways at the Tulsa exchange. The Railway owns 10 acres of land located throughout the Sand Springs area, three locomotives, 28 gondola cars and four flat railcars. In addition, the Railway has a 45,000 square foot maintenance facility and a 68,722 square foot transload/warehouse facility. Besides freight transportation, the Railway can provide numerous functions including repackaging, cut-to-length and intermodal services.
Railroad Spike Operations
     Gerdau Ameristeel owns three railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina, a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas and 33,000 square foot facility in Sand Springs, Oklahoma. The railroad spike operations purchase steel square bars from the Charlotte and Sand Springs mills and forge the bars into rail track spikes. These track spikes are generally sold on an annual contract basis to the major railroad companies in North America. Gerdau Ameristeel is one of the leading rail spike producers and sells approximately 50,000 tons of track spikes per year.
Cold Drawn Operations
     Gerdau Ameristeel has two cold drawn plants. The Orrville, Ohio plant is a 45,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is leased by AmeriSteel Bright Bar, Inc., of which a subsidiary of the Company owns 80% and the remaining 20% is owned by members of the plant’s management. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded the Company’s cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, St. Paul, Cambridge and Cartersville mills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities.
Super Light Beam Processing and Elevator Guide Rails
     Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced largely at the Manitoba mill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2007, which the Company plans to extend. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley’s facility is located on leased property in Winnipeg, Manitoba, near the Manitoba mill, and processes beams produced by that mill. Bradley’s lease expires on September 30, 2008.
     SSS/MRM Guide Rail Inc., a 50%-joint venture with Monteferro S.p.A., processes the Manitoba mill’s guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. Both the Steinbach and Birds Hill facilities are located on leased property, with the leases expiring in June 30, 2008 and May 31, 2007, respectively. The Company plans to extend each of these leases. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.
Grinding Ball Operations
     The grinding ball facility began operations in 1977 and was acquired from Cargill, Incorporated in November 2004. The facility is located on 36.5 acre site in Duluth, Minnesota. The grinding ball facility has four production lines which produce approximately 100,000 tons per year of 1” through 3.5” diameter grinding balls using forging machines. The plant has automatic unscrambling, four induction heaters, four ball forgers, rounders and a quench tank. The raw material for this facility is supplied by the St. Paul minimill.
Fence Post
     Located within the Sand Springs Steel mill plant site, the post shop has a total production capacity in excess of 25,000 tons per year of tee shaped fence. The production line consists of dual feed tables feeding one of two straightners followed by a cut to length line. The post stock is then fed into a press where the spade is attached, which is followed by painting, bundling and warehousing.
Rebar Fabrication
     Gerdau Ameristeel operates one of North America’s largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 36 rebar fabricating operations. These locations include four epoxy coating plants that also service the concrete construction industry in the eastern half of the United States. The fabricating facilities cut and bend rebar to meet customers’ engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte and Sayreville mills. Through its Pacific Coast Steel joint venture, the Company operates four rebar fabrication facilities and engages in the rebar placement business on the west coast. The Company’s rebar fabricating capacity is approximately 1.2 million tons per year. Estimated capacity is based on best historical months of production, annualized. The following table shows the rebar fabricating plant locations and their approximate annual capacities:

Rebar fabricating plant	Capacity (tons)
Tampa, Florida	52,000
Jacksonville, Florida	40,000
Ft. Lauderdale, Florida	45,000
Orlando, Florida	15,000
Charlotte, North Carolina	45,000
Raleigh, North Carolina	35,000
Atlanta, Georgia	45,000

Rebar fabricating plant	Capacity (tons)
Aiken, South Carolina	15,000
Knoxville, Tennessee	50,000
Knoxville Rebar Express, Tennessee	8,000
Knoxville, Tennessee(2)	5,000
Nashville, Tennessee	35,000
Memphis, Tennessee	20,000
Louisville, Kentucky	35,000
York, Pennsylvania	60,000
Belvidere, Illinois	35,000
Decatur, Illinois	20,000
Madison, Wisconsin	25,000
Appleton, Wisconsin	20,000
Urbana, Illinois	10,000
Cincinnati, Ohio	9,000
Kansas City, Missouri(2)	40,000
Independence, Missouri	40,000
Columbus Express, Ohio	45,000
St. Louis Express, Missouri	45,000
San Diego, California(1)	60,000
San Bernardino, California(1)	50,000
Fairfield, California(1)	60,000
Napa, California(1)	30,000
New Orleans, Louisiana	30,000
Fredricksberg, Virginia	50,000
Muncie, Indiana(2)	35,000
Eldridge, Iowa	20,000
Sterling, Illinois	24,000
Birmingham, Alabama	36,000
Trussville, Alabama	9,000
Total	1,198,000

(1)	These locations are operated by Pacific Coast Steel.

(2)	These locations also operate an epoxy coating plant. The Company also operates an epoxy coating plant in Sayreville, New Jersey.
Wire Drawing
     The Company operates three wire drawing facilities in this business located in Beaumont and Carrollton, Texas and New Orleans, Louisiana. In June 2006, the Company sold the assets of its Memphis, Tennessee wire plant that produced chain link fabric fencing.
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
     Carrollton, Texas Facility
     The Carrollton plant is located in the Dallas-Fort Worth area and was acquired from Cargill, Incorporated in November 2004. The Carrollton plant is a 132,000 square foot manufacturing facility located on seven acres of land and includes state of the art chemical descaling, wire drawing and heat treating facilities. The Carrollton plant is a leased facility and the current lease expires in May 2013. The plant has a rail siding used for receipt of wire rod and has four shipping bays for outbound truck shipments.
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
Joint Ventures
     Gerdau Ameristeel has three 50%-owned joint ventures. The Gallatin mill is a joint venture with Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Manitoba mill’s guide rail sections for elevator manufacturers.
     In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2006, there were $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to Dofasco and Gerdau Ameristeel.
Other Properties
     In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida. The Company has signed a contract to sell the Tampa property and expects to close the sale during the second quarter of 2007. The Company has granted an option to purchase the Indiantown property and expects to complete the sale of this property in early 2008. The Company has leased the executive office in Tampa, Florida since March 1, 2005. The lease expires on March 1, 2015.

Location	Use	Acreage
Tampa, Florida	Industrial Property	40.0
Indiantown, Florida	Industrial Property	151.5

Products
     The following table shows the breakdown of tons shipped to third parties by market segment for the two years ended December 31, 2005 and 2006:

	Tons shipped
	Year ended
	December 31
	2005	2006
	(Thousands)
Merchant bar/special sections	3,054	3,152
Rebar	1,473	1,519
Rod	703	730
Fabricated steel	1,057	1,152

Sub total	6,287	6,553

Flat rolled (1)	764	773

Total finished goods	7,051	7,326

(1)	50% of Gallatin’s tons shipped.
Merchant bars/special sections/special bar quality
     Merchant bars/special sections refer to merchant bars, structural products, special sections and special bar quality products.
•	Merchant bars consist of rounds, squares, flats, angles, and channels that are less than three inches in dimension. Merchant bars are generally sold to steel service centers and to manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings, and farm equipment. Merchant bars typically require more specialized processing and handling than rebar, including straightening, stacking, and specialized bundling. Due to their greater variety of shapes and sizes, merchant bars typically are produced in short production runs, necessitating frequent changeovers in rolling mill equipment.

•	Structural products consist of angles, channels and beams that are three inches and larger in size. Structural products are used in construction and in a wide variety of manufacturing applications, including housing, trailers and structural support for buildings. Like smaller merchant bars, structural products typically require specialized processing and handling, and are produced in short production runs. Structural products are generally sold to service centers, fabricators and OEMs.

•	Special sections are bar products with singular applications, as compared to merchant bar products that can be used in a variety of applications. Special sections include custom shapes for use in the earth moving, material handling and transportation industries. The Company’s special sections products include grader blades for tractors, elevator guide rails, light rails for crane and mine applications, and super light-weight beams for truck trailer cross members.

•	Special bar quality products (SBQ) are merchant bar shapes that have stringent chemical and dimensional tolerance requirements, and are often more costly to produce and command a higher margin than smaller dimension bar products. SBQ are widely used in industries such as mining and automobile production and are generally sold to OEMs.

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
Rod
     Rod refers to coiled wire rod. Gerdau Ameristeel produces industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance, and construction industries. The Company sells rod to downstream manufacturers who further process it by cold drawing into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs. Depending on market conditions and availability, some rod from the Company’s mills may be sold to the Company’s downstream operations that manufacture wire mesh and collated nails.
Flat Rolled Steel
     Flat rolled steel is steel that is rolled flat and then packaged into coils. Gallatin Steel, the Company’s joint venture with Dofasco Inc., is the only mill in Gerdau Ameristeel that produces flat rolled sheet. Flat rolled sheet is used in the construction, automotive, appliance, machinery, equipment and packaging industries.
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
Billets
     Billets are rectangular sections of steel that are semi-finished in a casting process and cut to various lengths. Billets can be sold to other steel producers and finished into steel products. The Company’s melt shops produce billets for conversion in the rolling mills into the finished products listed above, such as rebar, merchant bar, structural shapes and special sections. A small portion of billet production is sold in the open market to other steel producers for rolling into finished products.
Marketing
     The Company’s products are generally sold to steel service centers, fabricators, or directly to OEMs in the eastern two thirds of North America. Products sold by the Company are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. The Company also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.
     In the Company’s rebar fabrication business, the market areas covered are the eastern two thirds of North America and the west coast of the United States, with plants located in or near most major cities. The Company’s strategy is to have production facilities located in close proximity (normally 200 miles) to customers’ job-sites so quick delivery times are provided to satisfy their reinforcing steel needs and construction schedules. The following table shows information on customers during 2005 and 2006:

	Percentage of
	Net Sales by Customer
	2005	2006
Fabricators/OEM	36%	37%
Steel service centers	45	45
Wire drawing	15	14
Other	4	4

Total	100%	100%

     In the year ended December 31, 2006, the Company sold products to over 1,000 customers. Given the diversity of the Company’s products and markets, no one customer comprises 2.3% or greater of consolidated net sales. The five largest customers comprised approximately 9.0% of total consolidated net sales in the year ended December 31, 2006. The following table provides a percentage breakdown of total net sales by customer location for 2005 and 2006:

	Percentage of
	Net Sales by Country
	2005	2006
United States	81%	86%
Canada	18	13
Other Countries	1	1

	100.0%	100.0%

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
Competition
Local Competition
     The Company’s geographic market encompasses the eastern two thirds of Canada and the United States, predominantly throughout the eastern seaboard, the southeast and the midwest United States. The Company experiences substantial competition in the sale of each of its products from numerous competitors in its markets. Rebar, merchant bars, and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products, such as special sections produced by the Manitoba mill, are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.

     Principal competitors to Gerdau Ameristeel include Commercial Metals Corporation, Nucor Corporation, Steel Dynamics Inc., Mittal Inc., Bayou Steel Corporation and Ivaco, Inc. Gallatin Steel, which produces flat rolled sheet, competes with numerous other integrated and flat rolled minimill steel producers.
     Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from competitors due to its large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes. The Company’s product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.
Foreign Competition
     All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of steel bar and wire rod products into the U.S. and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.
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
     Many products and countries were not covered by these tariffs, and numerous foreign steel manufacturers received specific product exemptions from these tariffs. According to published reports, the exemptions were estimated to have covered approximately 5.4 million of the original 13.1 million tons of imported steel products that were covered by the tariffs. The majority of the most recent exemptions were granted to products made by European Union and Japanese producers. The Office of the United States Trade Representative and the United States Department of Commerce granted 1,022 exclusion requests with respect to the Section 201 tariffs temporarily imposed on steel imports as a safeguard measure. According to the American Iron and Steel Institute (AISI), the number of exclusions granted is one reason the tariffs did not effectively reduce steel imports. The AISI does point to some early indications that the President’s program worked, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the United States dollar and recent successful anti-dumping cases.
     In November 2003, the World Trade Organization (WTO) Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports were illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.
     One of the Company’s subsidiaries, Gerdau Ameristeel Perth Amboy Inc. (formerly Co-Steel Raritan), and the Beaumont facility (acquired from North Star Steel) were parties to a U.S. wire rod anti-dumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both anti-dumping and countervailing duties that range from 4% to 369%. The orders entered in this case will undergo a statutorily required sunset review beginning in September 2007. Although there have been increases in rod pricing following the imposition of these duties, a large amount of imported rod continues to enter U.S. markets, particularly from countries not subject to anti-dumping or countervailing duties such as China. In November 2005 the Company was a party to a U.S. wire rod anti-dumping and countervailing duty case against China, Turkey and Germany that has since been terminated by the International Trade Commission.

     Ameristeel was a party to a U.S. antidumping investigation against steel producers in a number of countries, including China. On September 7, 2001, the Department of Commerce published an antidumping duty order against rebar producers in eight countries, including Belarus, China, Indonesia, Latvia, Moldova, Poland, Korea, and the Ukraine. The amounts of the duties owed under the order are subject to annual administrative reviews. The current duties for each country are as follows: Belarus — 114.53%, China — 133%, Indonesia — 60.46% — 71.01%, Latvia — 5.24%, Moldova — 232.86%, Poland — 47.13% — 52.07%, Korea — 22.89% — 102.28%, and Ukraine — 41.69%. The orders entered in this case are currently undergoing a statutorily required sunset review that is expected to be finally completed in July 2007.
     The Organization for Economic Cooperation and Development (OECD) has initiated a process to address worldwide over-capacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing over-capacity in the steel industry would adversely affect the Company’s ability to compete and affect the Company’s sales levels.
     In the beginning of 2004, the global steel supply-demand balance shifted from an apparent surplus to an apparent shortage. With China’s economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically for the better in 2004. However, China’s steel output has increased at double-digit rates, and the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices rose well past historic highs in 2004. These positive trends were further fueled by fluctuations in currency exchange rates and the recent upturn in the North American and other world economies.
     In 2005, the demand for finished steel in some other regions of the world, particularly China, did not keep pace with the large additions to capacity being brought on line. This factor, along with the undervaluation of certain Asian currencies, most notably China’s, has led to a high level of imports into North America from China and elsewhere. As the demand upswing moderated in 2005, there were inventory corrections for both steel producing and steel consuming industries during 2005 after high imports in 2004.
     In 2006, demand for both long and flat steel continued to show strength, but the high level of imports noted during 2005 continued during 2006. Capacity expansion in China and other Asian countries contributed to a record level of imports into North America in 2006. During the last quarter of 2006 these imports peaked, creating an excess of inventories in the distribution system. Many steel producers, including the Company, reduced production to meet softer demand.
Competitive Strengths
     Leading market position. Gerdau Ameristeel is the second largest minimill steel producer in North America. Through a network of minimills and downstream operations located throughout the United States and Canada, we are able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. Our manufacturing capacity and wide range of shapes and sizes of bar steel products enable us to meet a wide variety of customers’ steel and fabricated product needs. Our broad geographic reach and product diversity, combined with our centralized order management system, is particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers.
     Vertically integrated operations. Our minimills are integrated with 51 downstream steel fabricating facilities and 17 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for our mills’ production, and valuable market information on the end-use demand for steel products. Our downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to our minimill operations. Our downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable us to capture additional value-added margins on the steel produced at our minimills. In the year ended December 31, 2006, our downstream businesses accounted for approximately 17% of our shipments of total finished steel shipments and generated approximately 19% of our net sales. Our 17 upstream scrap recycling facilities provide approximately 25% of our minimill scrap needs, thereby decreasing our dependency on third-party scrap suppliers.

     Scope for future operational improvement. We have achieved significant cost savings from the integration of the operations of our facilities through the sharing of best operating practices, freight optimization, minimill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. We believe we may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement.
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
     Strong sponsorship. We have access to the knowledge base of, and sponsorship from, our majority shareholder, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.’s management experience and its expertise in manufacturing. Gerdau S.A. and its subsidiaries, including us, have global annual manufacturing capacity of 21 million tons of crude steel with 32 steel plants and three strategic shareholdings. With the talent depth, technical support and financial strength of Gerdau S.A., we believe we are strategically positioned to grow and succeed within the North American steel industry.
     Experienced management team. We have a growth-oriented senior management team that has significant experience in the steel industry. Management’s extensive experience has been instrumental in our historical growth and provides a solid base on which to expand our operations. For instance, our management has a proven track record in successfully managing and integrating acquisitions.
RISK FACTORS
Excess Global Capacity
     We compete with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global overcapacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect our sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of our products, which would adversely affect our sales and profit margins.
Cyclical and Seasonal Nature of the Business
     The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products. In addition, certain customers have been adversely affected by the continuing North American and worldwide economic downturn, which has resulted, and may in the future result, in defaults in the payment of accounts receivable owed to the Company and reduce sales levels.
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
     Our operations involve the use of large and complex machinery and equipment and exposure to various substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our operations.
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
     Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants and a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, and legislative responses to climate change, could have a material adverse effect on our business, financial condition, or results of operations. In addition, our environmental and occupational health and safety capital expenditures could materially increase in the future. See “Environmental and Regulatory Matters”.
Pension Plans
     We have several pension plans that are currently underfunded and adverse market conditions could require us to make substantial cash payments to fund the plans which could reduce cash available for other business needs. Our funding requirements may rise above expected amounts commencing in 2007 if temporary relief provisions enacted by the United States Congress are not extended.
Collective Bargaining Agreements
     Approximately 38% of the Company’s employees are represented by the United Steelworkers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2006 we reached a new agreement with the employees at our Perth Amboy mill. The Company decertified a USWA local at its rebar fabrication facility in Kansas City, Missouri in December of 2006.

In March 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities. The collective bargaining agreements for these facilities had expired in 2005. The Sand Springs and Joliet mills’ agreements expired in 2006. The collective bargaining agreements with the employees at the Calvert City and Whitby mills expired in February 2007 and the agreement with the employees at the Company’s Manitoba mill will expire in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.
     Although progress continues to be made at all locations, the Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.
Senior Management
     Our operations and prospects depend in large part on the performance of our senior management team. We do not have employment contracts with any of our executive officers other than Mario Longhi, our CEO and President. We cannot assure you that these individuals will remain with us as employees. In addition, we cannot assure you that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on our business, financial condition and results of operations.
Integration Following Acquisitions
     The acquisitions of Sheffield and PCS involve risks relating to the difficultly of integrating our business, operations, products and services with those of the acquired businesses. Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, in respect of the acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning that assets that we acquired.
Joint Ventures
     We have three 50%-owned joint ventures that contribute to our financial results but that we do not control. These joint ventures contributed $115.6 million to our net income for the year ended December 31, 2006 and $91.2 million to our net income for the year ended December 31, 2005. We received $101.6 million of cash distributions from these joint ventures in the year ended December 31, 2006 and $115.8 million of cash distributions for the year ended December 31, 2005. However, we do not control these joint ventures and cannot, without agreement from our partner, cause any joint venture to distribute its income from operations to us. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to us unless specified financial covenants are satisfied. Additionally, since we do not control these joint ventures, they may not be operated in a manner that we believe would be in the joint ventures’, or our, best interests.
Foreign Operations Risk
     No material foreign operations risks exists other than currency fluctuations. Gerdau Ameristeel reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

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
     We generate certain wastes, including electric arc furnace (EAF) dust and other contaminants, which are classified as hazardous and must be properly controlled and disposed of under applicable environmental laws and regulations. In the United States and Canada, certain environmental laws and regulations impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original operation or disposal, or the ownership of the site. Some of our present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which we could be liable. Reserves based on estimated costs have been made for the clean-up of the sites for which we have knowledge of particular issues. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect us.
     In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant, seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
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
     No assurance can be given that regulatory changes, such as new laws or enforcement policies, including currently proposed restrictions on the emission of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, will not have a material adverse effect on the business, financial condition or results of our operations.
     Domestic legislative responses to global warming are now well advanced in some countries, particularly in Europe, and similar initiatives are gaining increasing momentum in Canada and the United States. Both the United States and Canada signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which is aimed at reducing the human contribution to the atmospheric “greenhouse gases” that are widely believed to be responsible for global warming. Each of the so-called developed countries that signed the Protocol agreed to specific greenhouse gas reduction targets (relative to the base year of 1990) to be achieved over time. Canada ratified the Kyoto Protocol in December of 2002, while the United States has thus far declined to do so. The Protocol came into force in February 2005, and is now binding on the countries and other entities that have ratified it (approximately 170 as of the end of 2006). The first compliance period, during which targets must be met, begins in 2008 and ends in 2012.
     We anticipate that our Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level initiatives intended to reduce greenhouse gas emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to several options, some of which include regulated emissions cap and trade systems. Canadian federal and provincial governments are currently actively debating legislative measures, a number of which could be in place in the relative near term, as the 2008 commencement of the first Kyoto compliance period draws closer. Certain state governments in the United States, including California and a growing coalition of eastern and mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction — in particular, federal legislation that would limit greenhouse gas emissions has been re-introduced in the U.S. congress and may be enacted at some point in the future. Because the details of this emerging legislative regime are still in a state of flux in Canada and the United States, it is too early to determine its likely outcome or impact on our results of operations and financial condition.
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
     In meeting our environmental goals and government-imposed standards in 2006, we incurred operating costs of approximately $4 million and spent $18 million on environmental-related capital improvements. We expect to spend approximately $10 million on environmental control capital expenditures in 2007.
EMPLOYEES
     Gerdau Ameristeel believes it has been, and continues to be, proactive in establishing and fostering a climate of positive employee relations. The Company has an “open book” management system and provides opportunities for employees to participate in employee involvement teams. The Company believes high employee engagement is a key factor in the success of its operations. Gerdau Ameristeel strives to ensure that its compensation programs are designed to make employees’ financial interests congruous with those of the Company’s shareholders and competitive within the market place.
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
     Gerdau Ameristeel currently employs approximately 9,000 employees (including 50% of the employees at the 50% owed joint ventures), of which approximately 5,700 employees work in minimills, 2,900 work in downstream and recycling operations and 350 work in corporate and sales offices. Approximately 38% of our employees are represented by unions under a number of different collective bargaining agreements. In March 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities. The collective bargaining agreements for these facilities had expired in 2005. The collective bargaining agreements with employees at the Sand Springs and Joliet mills’ collective bargaining agreements expired in 2006. The collective bargaining agreements at the Calvert City and Whitby mills expired in February 2007 and the agreement with the employees at the Manitoba mill expires in May 2007. Although negotiations are ongoing, new agreements have not yet been reached. See “Risk Factors — Collective Bargaining Agreements”.
MANAGEMENT’S DISCUSSION AND ANALYSIS
     The section entitled “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2006 is incorporated herein by reference.
MARKET FOR SECURITIES
     The share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. The holders of the Common Shares are entitled to receive dividends when declared by the Board, to receive notice of and attend shareholders’ meetings, to vote one vote per Common Share at shareholders’ meetings and, subject to the prior rights of the holders of any shares ranking senior to the Common Shares, in the event of the Company’s dissolution or liquidation, to receive the Company’s remaining property.
     The preferred shares may be issued in one or more series and the Board may determine the rights, privileges, restrictions and conditions attaching to the preferred shares including dividends, rights of redemption and retraction, conversion rights, and dissolution or liquidation rights. In the event of the Company’s liquidation or dissolution, the preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the preferred shares. The holders of the preferred shares are not entitled to receive notice of or to attend any shareholders’ meetings unless the Company has failed to pay dividends of any one series for a period of two years. So long as any dividends on the preferred shares of any series remain in arrears, the holders of such preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and are entitled, voting separately and as a series, to elect one member of the Board.
     As at December 31, 2006, the Company had outstanding 305,376,603 Common Shares and no preferred shares. The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “GNA.TO”, and on the New York Stock Exchange (the “NYSE”) under the symbol “GNA”.
     The following table sets forth the reported weighted average trading prices and trading volumes of the Company’s common shares as reported by the TSX and NYSE from January through December 2006.

	TSX			NYSE
			Volume			Volume
Month	High	Low	(millions)	High	Low	(millions)
January	8.63	6.60	6.40	7.55	5.77	7.40
February	9.28	8.05	17.40	8.13	7.11	11.70
March	11.17	9.53	9.80	9.59	8.35	14.20
April	12.25	10.79	9.60	10.84	9.42	9.40
May	12.04	9.46	11.20	10.90	8.43	10.30
June	11.18	8.80	8.40	10.04	8.06	7.20
July	11.75	10.73	6.10	10.49	9.38	8.70
August	11.56	10.60	9.40	10.28	9.45	8.60
September	11.33	9.67	7.20	10.18	8.62	6.20
October	11.95	10.02	6.30	10.54	8.89	5.60
November	11.94	11.06	6.90	10.57	9.70	6.20
December	11.59	10.33	5.60	10.20	8.92	8.70

Source, Bloomberg Market Data.

CONVERTIBLE DEBENTURES
     In September 2006, the Company redeemed all of its Cdn$125,000,000 unsecured, subordinated convertible debentures, which bore interest at 6.5% per annum and were scheduled to mature on April 30, 2007.
DIVIDENDS
     No dividends were paid from January 2003 until January 2005 when the Board of Directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per common share.
     The declaration and payment of dividends on the Company’s common shares are at the discretion of the Company’s Board of Directors. Since January 2005, dividends on the common shares have been paid at the beginning of March, June, September and December of each year.
     The Company also paid a special dividend of $0.14 cents per common share in 2005, $0.22 cents per common share in 2006 and $0.27 per common share in 2007.
     The Board of Directors supports a stable and consistent dividend policy for the common shares, and will consider special dividends, or an increase in the quarterly dividend, from time to time depending on the Company’s cash flow from operations and the other uses to which the cash can be deployed.
     The following table summarizes the dividends paid per share for each of the three years ended December 31, 2004, 2005 and 2006, on the common shares:

Year	Regular Dividend	Special Dividend	Total
2004	—	—	—
2005	$0.08	$0.14	$0.22
2006	$0.08	$0.22	$0.30
DIRECTORS AND OFFICERS
     Gerdau Ameristeel’s Board of Directors (the “Board of Directors” or the “Board”) currently consists of nine directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The size of the Board of Directors will be increased to ten following the annual and special meeting of shareholders in May 2007. The name, province or state and country of residence, position with the Company, and principal occupation of the directors and executive officers of the Company and Committee memberships are as shown below:

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
Phillip E. Casey, 64 Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Board since June 2005.	Chairman of the Board of the Company

Kenneth W. Harrigan, 79(1) Ontario, Canada	Director since 1994 Independent Member of:	Chairman, K.W. Harrigan Consultants (business consultant)

• the Audit Committee

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
• the Human Resources Committee

Joseph J. Heffernan, 60 Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Rothmans Inc. (tobacco manufacturer)

• the Human Resources Committee (Chair)

• the Corporate Governance Committee

Jorge Gerdau Johannpeter, 70 Rio Grande do Sul, Brazil	Director since 2002, Chairman of the Board of the Company from 2002 until December 2005.	Chairman of the Board of Directors of Gerdau S.A.

Frederico C. Gerdau Johannpeter, 64 Rio Grande do Sul, Brazil	Director since 2002 and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.

André Gerdau Johannpeter, 44 Florida, United States	Director since 2002, and Chief Executive Officer of Gerdau S.A. since January 2007.	Chief Executive Officer of Gerdau S.A.

Claudio Gerdau Johannpeter, 43 Rio Grande do Sul, Brazil	New Director Nominee Chief Operating Officer of Gerdau S.A. since January 2007	Chief Operating Officer of Gerdau S.A.

Tom J. Landa, 55 Florida, United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company

J. Spencer Lanthier, 66 Ontario, Canada	Director since 2000 Independent Member of:	Corporate Director

• the Audit Committee (Chair)

Robert E. Lewis, 46 Florida, United States	Vice President, General Counsel and Corporate Secretary of the Company	Vice President, General Counsel and Corporate Secretary of the Company

Mario Longhi, 52 Florida, United States	New Director Nominee. President and Chief Executive Officer of the Company	President and Chief Executive Officer of the Company

J. Neal McCullohs, 50 Florida, United States	Vice President Commercial and Downstream Operations of the Company	Vice President Commercial and Downstream Operations of the Company

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
Richard McCoy, 64 Ontario, Canada	Director since 2006 Independent Member of:	Corporate Director

• the Human Resources Committee

Michael P. Mueller, 60 Florida, United States	Vice President, Steel Mill Operations	Vice President, Steel Mill Operations

Arthur Scace, 68 Ontario, Canada	Director since 2003 Independent Member of:	Corporate Director

• the Corporate Governance Committee (Chair)

• the Audit Committee

(1)	Mr. Harrigan is not standing for re-election at the 2007 annual and special meeting of shareholders. Messrs. Mario Longhi and Claudio Gerdau Johannpeter have been nominated to serve on the Company’s Board of Directors, subject to shareholder approval at the Company’s 2007 annual and special meeting of shareholders.
     Phillip E. Casey served as President of the Company from October 2002 until June 2005, as Chief Executive Officer of the Company from October 2002 until January 2006 and as director since October 2002. He has been Chairman of the Company since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.
     Kenneth W. Harrigan has been a director of Gerdau Ameristeel since 1994. Mr. Harrigan is also Chairman of K.W. Harrigan Consultants and a director of the following Canadian public companies: Camco Inc., Great Lakes Hydro Income Fund and Samuel Manu-Tech Inc. Mr. Harrigan was previously Chairman and Chief Executive Officer of and consultant to Ford Motor Company of Canada, Limited.
     Joseph J. Heffernan has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc .and Clairvest Group Inc. and serves as Chairman of both companies.
     Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. Mr. Johannpeter served as Chairman of the Board for the Company from October 2002 until June 2005. He also served as President of Gerdau

S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil.
     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.
     André Gerdau Johannpeter served as Chief Operating Officer of the Company from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.
     Claudio Gerdau Johannpeter has worked for the Gerdau Group since 1982. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006 and has served as Chief Operating Officer of Gerdau S.A. since January 2007. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul.
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
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Emergis Inc., RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc.
     Robert E. Lewis has been our Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994 he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.
     Mario Longhi was appointed as President in June 2005 and as Chief Executive Officer of the Company in January 2006, replacing Mr. Casey. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.
     Michael P. Mueller served as Vice President, Steel Mill Southeast Operations from October 2002 until January 2006 when he was appointed Vice President, Steel Mill Operations. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 34 years of steel industry experience.

     J. Neal McCullohs became Vice President Commercial and Downstream Operations Group effective September 12, 2006. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002.
     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Rothmans Inc., Air Canada and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
     Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director and/or trustee of the following Canadian public entities: The Bank of Nova Scotia, Garbell Holdings Limited, Sceptre Investment Counsel Limited and West Jet Airlines Ltd. He is also a director of certain management companies of the Brompton Group. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.
     Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. Andre Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.
Share Ownership
     As a group, the directors and executive officers of the Company beneficially own, directly or indirectly, or exercise control or direction over 207,975,468 Common Shares, representing approximately 68.1% of our total outstanding Common Shares as of February 28, 2007.
DIRECTOR INDEPENDENCE
     Currently, four of the nine directors on the Company’s Board of Directors are not considered independent to the business, because they are part of management or because of their involvement with Gerdau S.A., the Company’s majority shareholder. The other five directors, constituting a majority of the Board of Directors, are unrelated to the business and meet the independence and other qualifications of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the Canadian securities regulatory authorities and all other applicable laws and regulations.
     The independent directors are Kenneth W. Harrigan, Joseph J. Heffernan, J. Spencer Lanthier, Richard McCoy and Arthur Scace. The Chairman of the Board of Directors, Mr. Phillip E. Casey, is formerly a member of management and is not independent.
     All of the Committee members are independent and each Committee is chaired by a person who is not the Chairman of the Board of Directors or the Chairman of another Committee.
     Mr. Mario Longhi, the Company’s President and Chief Executive Officer, and Mr. Claudio Gerdau Johannpeter, the Chief Operating Officer of Gerdau S.A., are being added to the Board in order to ensure effective communication between and alignment of the Board of Directors and management of the Company and its majority shareholder. Mr. Harrigan is not standing for reelection at the 2007 annual and special meeting. As a result, following the meeting, the Company’s Board of Directors will not consist of a majority of independent directors within the meaning of applicable laws. Three of the directors nominated are members or former members of the Company’s management and three directors nominated are members or former members of the management of the Company’s majority shareholder. The Corporate Governance Committee has approved the slate of directors being nominated for election. However, the Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors. The Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board in the near term. However, it is not expected that a suitable candidate will be identified prior to the 2007 annual and special meeting. Over time, it is expected that the Board’s composition will return to a majority of independent directors.
PRESIDING DIRECTOR AT MEETINGS
     Following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the Chairman of the Board potential items for inclusion in the agendas of future meetings of the Board.
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS
     Shareholders may send communications to the Company’s non-management directors by writing to:
The Presiding Director of the Independent Directors
c/o Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
Gerdau Ameristeel Corporation
P.O. Box 31328
Tampa, Florida
United States, 33631-3328
CORPORATE GOVERNANCE
     The Corporate Governance Committee develops the Company’s approach to corporate governance and recommends to the Board corporate governance principles to be followed by the Company. The Board has adopted corporate governance guidelines (the “Corporate Governance Guidelines”), which set out the functions of the Board and details regarding the composition of the Board (including director independence), Board and Committee meetings, the Committees of the Board, director access to management and independent advisors, director compensation, director orientation and continuing education, the appointment, supervision, succession and development of senior management and a performance assessment of the Board and its Committees.
     The Board maintains the Company’s corporate integrity by ensuring that the Chief Executive Officer and the senior management create a culture of integrity throughout the organization.
     The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the New York Stock Exchange.
     The Company’s Corporate Governance Guidelines are posted on the Company’s website at www.gerdauameristeel.com. They are also available in print to any shareholder who requests them. Requests for copies of these documents may be made by contacting:
Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
Gerdau Ameristeel Corporation
P.O. Box 31328
Tampa, Florida
United States, 33631-3328

BOARD COMMITTEE MANDATES
     The directors have established three Committees of the Board: a Corporate Governance Committee, an Audit Committee and a Human Resources Committee. The directors and each of the Committees on which they serve are listed above under “Directors and Officers”.
     The charters for each of the Committees are posted on the Company’s website at www.gerdauameristeel.com. They are also available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting:
Robert E. Lewis
Vice President, General Counsel and Corporate Secretary
Gerdau Ameristeel Corporation
P.O. Box 31328
Tampa, Florida
United States, 33631-3328
LEGAL PROCEEDINGS
     The Company is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. Although there can be no assurance that any particular claim will be resolved in the Company’s favor, the Company does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the Company.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2004 through December 31, 2006 are indicated below:
     From January 1, 2004 through December 31, 2006, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 66% of the voting rights attached to the Company’s Common Shares, had a material interest in the following material transactions:
•	During the first quarter of 2004, Gerdau S.A. guaranteed the following loans from Brazilian banks in favor of the Company: (i) a $20.0 million, one year, 2.65% interest bearing loan; and (ii) a $5.0 million, one year, 2.56% interest bearing loan. Both of these loans were repaid as of November 30, 2004.

•	On April 16, 2004, the Company issued and sold 26.8 million Common Shares to Gerdau S.A. through a private placement for total proceeds of $97.9 million. This transaction increased Gerdau S.A.’s ownership to approximately 72% of Common Shares then outstanding.

•	On October 19, 2004, Gerdau S.A. purchased 35,000,000 Common Shares of 70,000,000 Common Shares offered by the Company pursuant to a supplemental PREP prospectus of the Company dated October 14, 2004 and filed with the securities regulatory authorities in Canada and with the U.S. Securities Exchange Commission on October 15, 2004. Subsequently, on November 18, 2004, Gerdau S.A. purchased 4,381,000 additional Common Shares pursuant to the offering’s over-allotment option. This transaction reduced Gerdau S.A.’s share ownership to approximately 67.0% Common Shares then outstanding.

•	In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the year ended December 31, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 137,626 tons and 85,630 tons of steel products and raw materials from affiliated companies for $55.6 million and $27.7 million, respectively. These purchases do not represent a significant percentage of the Company’s total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
AUDITOR, TRANSFER AGENT AND REGISTRAR
     Gerdau Ameristeel’s auditor for 2006 was PricewaterhouseCoopers LLP whose Tampa office is located at Bank of America Building, 101 East Kennedy Boulevard, Suite 1500, Tampa, Florida, United States, 33602. The Company appointed Deloitte & Touche LLP as its auditor on February 28, 2007, whose Tampa office is located at 201 E. Kennedy Boulevard, Suite 1200, Tampa, Florida, United States, 33602.
     The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Montreal and Calgary and, in the United States, is its U.S. affiliate, Mellon Investor Services LLC at its principal office in New York.
AUDIT FEES
     PricewaterhouseCoopers LLP billed the Company for the following fees in the last two fiscal years:

	2005	2006
Fees for Audit Services	$700,000	$2,220,000
Audit-Related Fees	$189,000	$250,000
Tax Fees	$195,000	$191,846
All Other Fees	Nil	Nil
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
INTEREST OF EXPERTS
     The Company’s auditors for 2006 were PricewaterhouseCoopers LLP, independent registered certified public accountants, who have prepared an independent auditors’ report dated March 16, 2007 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2006 and 2005. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the AICPA and the rules of the U.S.

Securities and Exchange Commission. Deloitte & Touche LLP was appointed auditor of the Company on February 28, 2007 to replace PricewaterhouseCoopers LLP.
AUDIT COMMITTEE
     The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Kenneth Harrigan and Mr. Arthur Scace. Mr. Harrigan is not standing for reelection at the 2007 annual and special meeting of shareholders. The Board plans to appoint a third independent director to the Audit Committee following the annual meeting. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Committee is required to be a “financial expert” as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an “audit committee financial expert”.
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
     Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board’s approval, Mr. Lanthier and Mr. Harrigan currently serve on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier and Mr. Harrigan to effectively serve the Audit Committee.
Audit Committee Mandate
     The Audit Committee is responsible for assisting the Board in its oversight of:
•	the integrity of the Company’s financial statements and related disclosure;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications, performance and independence;

•	the performance of the Company’s internal audit function;

•	the internal controls and disclosure controls at the Company; and

•	any additional matters delegated to the Audit Committee by the Board.
     The full text of the Audit Committee Charter is attached to this Annual Information Form as Schedule B.
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
Audit Committee Charter and Whistle Blower Policy
     The charter of the Audit Committee is attached to this Annual Information Form as Schedule B and is also available on the Company’s website at www.gerdauameristeel.com.
     The Audit Committee has adopted a whistle blower policy (the “Whistle Blower Policy”) which establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting control or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. The Whistle Blower Policy is available on the Company’s website at www.gerdauameristeel.com.
STANDARDS OF BUSINESS CONDUCT
     The Company has adopted a code of ethics entitled the “Code of Ethics and Business Conduct,” which is applicable to all employees, officers and directors of the Company, and a code of ethics entitled the “Code of Ethics Applicable to Senior Executives” which is applicable to all senior management of the Company. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives embody the commitment of the Company and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Code of Ethics and Business Conduct and the Code of Ethics Applicable to Senior Executives can be found at the Company’s website at www.gerdauameristeel.com.
MATERIAL CONTRACTS
     The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by Gerdau Ameristeel within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:
     In relation to the Company’s amendment and restatement in October 2005 of its senior secured revolving credit facility, the amended and restated credit agreement (the “Amended and Restated Credit Agreement”) dated October 28, 2005 between the Company, Bank of America, N.A., as administrative agent and a syndicate of lenders. A material change report dated October 28, 2005 was filed on Form 51-102F3 in relation to the Amended and Restated Credit Agreement and the Amended and Restated Credit Agreement was filed contemporaneously with the material change report on SEDAR at www.sedar.com.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s Management Proxy Circular dated March 27, 2007 for the annual and special meeting of shareholders for 2007, which involves the election of directors.
     Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2006 and the management’s discussion and analysis related thereto in the Company’s Annual Report for the year ended December 31, 2006.
     You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company’s website at www.gerdauameristeel.com.

SCHEDULE A — LIST OF SUBSIDIARIES
All entities are 100%-owned unless otherwise indicated.
Gerdau Ameristeel MRM Special Sections Inc. (Saskatchewan)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (50%) (Canada)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company (Nova Scotia)
3100361 Nova Scotia Company (Nova Scotia)
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
GNA Financing Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
GANS LLC (Delaware)
AmeriSteel Bright Bar, Inc. (84%) (Florida)
MFT Acquisition, Corp. (Delaware)
Pacific Coast Steel (55%) (Delaware)
1062316 Ontario Limited (1)
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
Gallatin Transit Authority (50%) (Kentucky)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Raritan River Urban Renewal Corporation (New Jersey)
Co-Steel Benefit Plans USA Inc. (Delaware)
Gerdau Ameristeel WC, Inc. (Delaware)
Gerdau Ameristeel Energy, Inc. (Delaware)
Gerdau Ameristeel Sayreville Inc. (Delaware)
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

SCHEDULE B — AUDIT COMMITTEE CHARTER
GERDAU AMERISTEEL CORPORATION
AUDIT COMMITTEE CHARTER
(ADOPTED MARCH 23, 2005)
1.	PURPOSE
     The Audit Committee has been established by the Board for the purposes of overseeing the accounting and financial reporting processes of the Company, including the audit of the financial statements of the Company.
     The Audit Committee is responsible for assisting the Board in its oversight of:
•	the integrity of the Company’s financial statements and related disclosure;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications, performance and independence;

•	the performance of the Company’s internal audit function;

•	the internal controls and disclosure controls at the Company; and

•	any additional matters delegated to the Audit Committee by the Board.
     The Audit Committee shall prepare all reports of the Audit Committee required to be included in the Company’s annual proxy statement, as required by the rules of the Canadian securities regulatory authorities (the “CSRA”) and the U.S. Securities and Exchange Commission (the “SEC”) from time to time. Currently no report of the Audit Committee is required.
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
     Each Member of the Audit Committee shall meet the independence and other qualification requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the CSRA and all other applicable laws and regulations. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise as such qualification is interpreted by the Board in its business judgment. At least one member shall be an “Audit Committee Financial Expert”, as such term is defined by the SEC. In addition, at least a majority of the members must be residents of Canada (so long as this is required under applicable law). A member of the Audit Committee may not serve on more than two other public company audit committees except with prior approval of the Board.
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
(a)	Appointment and Review of Independent Auditor
•	The Company’s independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, oversee and evaluate and, where appropriate, replace the independent auditors, subject to shareholder approval where applicable. In connection with the Audit Committee’s oversight of the independent auditor the Audit Committee will have the following responsibilities and take the following actions:

•	The Audit Committee will review and approve the independent auditor’s engagement letters and the fees to be paid to the independent auditors.

•	The Audit Committee will obtain and review with the lead audit partner annually or more frequently as the Audit Committee considers appropriate, a report by the independent auditor describing: (A) the independent auditor’s internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (C) in order to assess the independent auditor’s independence, all relationships between the independent auditor and the Company.

•	After reviewing the report referred to above and the independent auditor’s performance throughout the year, the Audit Committee will evaluate the independent auditor’s qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the officer in charge of internal audit and the Company’s internal auditors (or other personnel responsible for the internal audit function). The Audit Committee will also consider, if appropriate and in order to assure continuing auditor independence, whether there should be a rotation of the audit firm itself. The Audit Committee will present its conclusions to the Board.

•	The Audit Committee will obtain confirmation and assurance as to the independent auditor’s independence, including ensuring that it submits on a periodic basis (not less than annually) to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking appropriate action in response to the independent auditor’s report to satisfy itself of its independence.

•	The Audit Committee will resolve disagreements between management and the independent auditor regarding financial reporting.

•	The Audit Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and make recommendations about whether the Company should continue with that independent auditor.

•	The Audit Committee will ensure the regular rotation of members of the independent auditor’s team as required by law.

•	The Audit Committee will review and approve the Company’s hiring of employees and former employees of the independent auditor or former independent auditors.

(b)	Pre-Approval of Non-Audit Services

•	The Audit Committee will pre-approve the appointment of the independent auditor for any non-audit service to be provided to the Company, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, the Independence Standards of the Canadian Institute of Chartered Accountants or the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

(c)	Review of the Internal Audit Function

•	The Audit Committee will review the mandate, budget, plan and scope of activities, staffing and organizational structure of the internal audit function to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the independent auditor.

•	The Audit Committee will review the appointment and replacement of the officer in charge of the internal audit and will review the significant reports to management prepared by the internal auditing department and management’s responses to such report.

•	The Audit Committee has the authority to communicate directly with the officer in charge of the internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities, but not less often than annually, the Audit Committee will meet privately with the officer in charge of the internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of the internal audit.

(d)	Review of Financial Statements and Other Financial Information

•	The Audit Committee will review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company’s disclosure under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and any reconciliation of the Company’s financial statements, before recommending them for approval by the Board for release and filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable.

•	The Audit Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes to the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of the Company; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (D) the type and presentation of information to be included in earnings press releases (including any use of “pro forma” or “adjusted” non GAAP information) as well as any financial information and earnings guidance provided to analysts and rating agencies.

•	The Audit Committee will review reports required to be submitted by the independent auditors concerning: (A) all critical accounting policies and practices used; (B) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and (C) any other material written communications with management.

•	The Audit Committee will review earnings press releases and other press releases containing financial information based on the Company’s financial statements prior to their release. The Audit Committee will also review the use of “pro forma” or “adjusted” non-GAAP information in such press releases.

•	The Audit Committee will discuss generally (meaning a discussion of the types of information to be disclosed and the type of presentation to be made) financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

•	The Audit Committee will review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

•	The Audit Committee will discuss with the independent auditors the matters required to be disclosed by Statement on Auditing Standards No. 61 (as may be modified or supplemented) and the matters in the written disclosures required by Independence Standards Board Standard No. 1 relating to the conduct of the audit.

•	The Audit Committee will review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	The Audit Committee will review significant changes in accounting or auditing policies.

•	The Audit Committee will oversee management’s design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee will review the annual and interim conclusions of the effectiveness of the Company’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation that is required to be filed with securities regulators).

•	The Audit Committee will regularly review with the independent auditor any problems or difficulties the independent auditor encountered in the course of its audit work, including any change in the scope of the planned audit activities and any restrictions placed on the scope of such activities or access to requested information, management’s response to such problems and difficulties and any significant disagreements with management. The Audit Committee will also review with the independent auditor any material communications with the independent auditor, including any “management” or “internal control” letters or schedule of unadjusted differences.

•	The Audit Committee will review with management and any outside professionals as the Audit Committee considers appropriate important trends and developments in financial reporting practices and requirements and their effect on the Company’s financial statements.

•	The Audit Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

•	The Audit Committee will discuss guidelines and policies governing the process by which risk assessment and risk management are undertaken and meet with management to review and assess the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	The Audit Committee will review with management and the general counsel or any external counsel as the Audit Committee considers appropriate any legal, regulatory or other matters (including pending litigation, claims, contingencies and tax assessments) which may have a material effect on the Company and its financial statements, any material reports or inquiries from regulatory or governmental agencies and corporate compliance policies or codes of conduct.

•	The Audit Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements or the performance of the internal audit function.

•	The Audit Committee will review with management the status of significant taxation matters of the Company.

•	The Audit Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.

(e)	Complaints Procedure

•	The Audit Committee will establish procedures for
(ii)	the receipt, retention and treatment of complaints and concerns received by the Company regarding accounting, internal accounting controls and auditing matters, and
(iii)	the confidential and/or anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. This will include the establishment of a whistleblower policy and an employee “hotline” for making anonymous submissions.
(f)	Assessment
•	The Audit Committee will review and reassess annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.
4.	REPORTING
     The Audit Committee will regularly report to the Board on:
•	the independent auditor’s independence;

•	the performance of the independent auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function;

•	the adequacy of the Company’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of the annual and interim management’s discussion and analysis;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
5.	CHAIR
     Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed. In the Chair’s absence, the Audit Committee may select another member as Chair by majority vote. The Chair will have the right to exercise all powers of the Audit Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.
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
     While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with GAAP. This is the responsibility of management and the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business;
unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.
The date of the Management’s Discussion and Analysis contained in this report is March 22, 2007.

MD&A
Management’s Discussion and Analysis
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through a vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), the Company serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
BUSINESS UNIT SEGMENTS
Gerdau Ameristeel is organized with two business unit segments, mills and downstream. The mills segment consists of 13 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication, railroad spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls, wire mesh and collated nails.

Gerdau Ameristeel 2006 Annual Report
2006 Highlights
•	Creating an injury free workplace is one of the Company’s main objectives and the Lost Time Accident Frequency Rate for 2006 was its best year on record. During 2006, its Lost Time Accident Frequency Rate decreased by 23.6% compared to the prior year.
•	Net income of $378.6 million or $1.24 per common share diluted for the year ended December 31, 2006.
•	Record shipments of 6.6 million tons of finished steel for the year ended December 31, 2006.
•	On February 10, 2006, the Company completed the acquisition of Fargo Iron and Metal Company, a scrap processor located in Fargo, North Dakota.
•	On March 10, 2006, the Company completed the acquisition of the rebar fabricating assets of Callaway Building Products, Inc. located in Knoxville, Tennessee.
•	On June 12, 2006, the Company completed the acquisition of all the outstanding shares of Sheffield Steel Corporation (“Sheffield”). Sheffield is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The purchase price for the shares of Sheffield was $103.3 million in cash, including transaction costs, plus the assumption of certain liabilities. The acquisition included a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri.
•	In September 2006, the Company redeemed its Cdn$125.0 million convertible debentures for cash at par plus accrued interest.
•	On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest of the newly formed joint venture Pacific Coast Steel (“PCS”). This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”). PCS specializes in the fabrication and installation of reinforcing steel products across a variety of construction projects throughout California and Nevada. The purchase price for the interest in PCS was approximately $105.0 million in cash, including transaction costs, plus the assumption of certain liabilities. The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
•	Generation of cash flows from operations of $508.2 million during 2006 which allowed for significant investment in capital projects. These investments include a new mega shredder and rail car dismantling facility in Jackson, Tennessee, the completion of a greenfield rebar fabricating site in Northern Virginia, the Jacksonville, Florida melt shop expansion, and the Knoxville, Tennessee; Cartersville, Georgia; and Whitby, Ontario steel mill finishing end expansions.
The consolidated financial statements of Gerdau Ameristeel for the years ended December 31, 2006 and 2005 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the results of the acquired businesses only subsequent to their acquisition.

MD&A
RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006, COMPARED TO YEAR ENDED DECEMBER 31, 2005.
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2006 and 2005.

					% of
	Year Ended		Year Ended		Sales
	December 31,	% of	December 31,	% of	Increase	$ Increase
(US$ in thousands)	2006	Sales	2005	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons)
Rebar	1,518,827		1,473,216
Merchant/Special Sections	3,152,705		3,054,154
Rod	729,595		702,970
Fabricated Steel	1,152,282		1,057,133

Total	6,553,409		6,287,473

Net sales	$4,464,203	100.0%	$3,897,143	100.0%		$567,060

Operating expenses
Cost of sales (exclusive of depreciation)	3,610,812	80.9%	3,253,865	83.5%	-2.6%	356,947
Selling and administrative	191,778	4.3%	125,558	3.2%	1.1%	66,220
Depreciation	142,984	3.2%	103,035	2.6%	0.6%	39,949
Other operating expense, net	5,687	0.1%	14,180	0.4%	-0.3%	(8,493)

	3,951,261	88.5%	3,496,638	89.7%	-1.2%	454,623

Income from operations	512,942	11.5%	400,505	10.3%	1.2%	112,437
Income from 50% owned joint ventures	115,606	2.6%	91,201	2.3%	0.3%	24,405

Income before other expenses, income taxes and minority interest	628,548	14.1%	491,706	12.6%	1.5%	136,842

Other expenses
Interest, net	43,619	1.0%	50,420	1.3%	-0.3%	(6,801)
Foreign exchange loss (gain), net	1,135	0.0%	(1,554)	0.0%	0.0%	2,689
Amortization of intangible assets	3,506	0.1%	2,656	0.0%	0.1%	850

	48,260	1.1%	51,522	1.3%	-0.2%	(3,262)

Income before income taxes and minority interest	580,288	13.0%	440,184	11.3%	1.7%	140,104
Income tax expense	198,929	4.5%	144,687	3.7%	0.8%	54,242

Income before minority interest	381,359	8.5%	295,497	7.6%	0.9%	85,862
Minority interest	2,713	0.0%	—	0.0%	0.0%	2,713

Net Income	$378,646	8.5%	$295,497	7.6%	0.9%	$83,149

Earnings per common share - basic	$1.24		$0.97
Earnings per common share - diluted	$1.24		$0.97

Gerdau Ameristeel 2006 Annual Report
The Company uses weighted average net selling prices (“net selling prices”) as a non-GAAP financial measure. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

	Year Ended
	December 31,	December 31,	$ Increase	% Increase
	2006	2005	(Decrease)	(Decrease)

Mill external shipment revenue	$3,104,028	$2,737,769
Fabricated steel shipment revenue	887,453	745,723
Other products shipment revenue*	268,430	218,911
Freight	204,292	194,740

Net Sales	4,464,203	3,897,143

Mill external steel shipments (tons)	5,401,127	5,230,340
Fabricated steel shipments (tons)	1,152,282	1,057,133

Weighted Average Selling Price ($/ton)
Mill external steel shipments	$574.70	$523.44	$51.26	9.8%
Fabricated steel shipments	770.17	705.42	64.75	9.2%

Scrap Charged	193.79	178.28	15.51	8.7%

Metal Spread (selling price less scrap)
Mill external steel shipments	380.91	345.16	35.75	10.4%
Fabricated steel shipments	576.38	527.14	49.24	9.3%

Mill Manufacturing Cost ($/ton)	249.17	239.38	9.79	4.1%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Finished tons shipped for the year ended December 31, 2006 increased 265,936 tons, or 4.2%, compared to the year ended December 31, 2005. This increase in shipments for the year is primarily attributable to the acquisitions of Sheffield and PCS which occurred during 2006. Shipments from the Sheffield locations since the June 12, 2006 acquisition were 283,809 tons and shipments from PCS since the November 1, 2006 acquisition were 26,662 tons.
As a result of the strong market demand, and increasing raw material prices, the Company’s weighted average selling price for mill external steel shipments increased $51 per ton, or 9.8% for the year ended December 31, 2006, from the weighted average selling price for the year ended December 31, 2005. Fabricated steel shipment weighted average selling price for the year ended December 31, 2006, increased $65 per ton, consistent with the increases in steel prices. The acquisition of PCS, whose selling prices are higher due to the placement service offered by PCS, also contributed to this increase. Non-residential construction represents the single largest industry which drives demand for the Company’s products.
Cost of sales: Mill manufacturing costs for the year ended December 31, 2006 were

MD&A
approximately 4.1% or $10 per ton higher than the year ended December 31, 2005. During November and December 2006, in order to align production with demand, the Company reduced production, which resulted in a significant increase in manufacturing costs as the fixed costs were spread over a reduced number of tons. In addition, general inflationary trends on labor and consumables contributed to this increase.
Cost of sales as a percentage of net sales decreased 2.6% for the year ended December 31, 2006 compared to the year ended December 31, 2005. Offsetting the increase in manufacturing cost was an increase in metal spread, the difference between mill net selling prices and scrap raw material cost, the Company’s principal raw material. Metal spread increased $36 per ton for the year ended December 31, 2006 compared to the year ended December 31, 2005.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2006 increased $66.2 million when compared to the year ended December 31, 2005. Included in selling and administrative expenses for the year ended December 31, 2006 is a non-cash pretax expense of $34.4 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $4.1 million for the year ended December 31, 2005. The remaining increase in selling and administrative expenses was due to an increase in corporate headcount supporting the continued growth of the Company, including the Sheffield and PCS operations, short-term management incentive bonuses and costs related to compliance with Sarbanes Oxley.
Depreciation: Depreciation for the year ended December 31, 2006 increased $39.9 million when compared to the year ended December 31, 2005. The increase in depreciation for the year ended December 31, 2006 is primarily related to $32.4 million of accelerated depreciation recorded relating to the closure of the Perth Amboy melt shop as described below. The remaining increase reflects the incremental depreciation of the growing asset base from the acquisitions which took place during the year and normal increases in depreciation expense from routine equipment additions placed in service over the last 12 months.
During the year ended December 31, 2006, the Company announced the shutdown of the melt shop at the Company’s Perth Amboy, New Jersey mill. The Company believes that the semi-finished steel billets will be more efficiently supplied to the Perth Amboy wire rod mill from available, lower marginal cost billet making capacity at other Gerdau Ameristeel melt shop operations as well as higher grade billets to be supplied from the Company’s majority shareholder Gerdau S.A. or other sources. In connection with the shutdown, the Company recorded $32.4 million of accelerated depreciation to write-off the melt shop assets of this mill. In addition, the Company also recorded an additional $9.4 million charge in other operating expenses. These charges include estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees and the estimated costs related to the disposal of dust from the baghouse.
Other operating expense, net: Other operating expense, net for the year ended December 31, 2006 of $5.7 million includes the following income items: a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset

Gerdau Ameristeel 2006 Annual Report
Act, and the repayment of certain loans by former members of management that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure noted above, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia.
Income from operations: As a percentage of net sales, operating income for the year ended December 31, 2006 was 11.5% compared to 10.3% for the year ended December 31, 2005. As discussed above, the metal spread increase was partially offset by increases in manufacturing costs, depreciation expense, selling and administrative expenses and other operating expenses.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $115.6 million for the year ended December 31, 2006 compared to $91.2 million for the year ended December 31, 2005. Shipments from Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc., for the year ended December 31, 2006 were essentially flat compared to the year ended December 31, 2005; however, metal spreads at Gallatin Steel for the year ended December 31, 2006 were $348 per ton as compared to $308 per ton for the year ended December 31, 2005. This increase in metal spread was consistent with the increase in metal spread as described above for the Company’s mill external steel shipments and fabricated steel shipments.
Gallatin paid cash distributions to the Company of $101.6 million during 2006.
Interest expense and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, decreased $6.0 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. The decrease in net interest expense for the year ended December 31, 2006 is due to approximately $12.8 million increase in interest income earned on higher cash and short-term investments held by the Company. This was offset by a charge of $5.6 million related to the redemption of the Company’s Cdn$125.0 million convertible debentures during the year ended December 31, 2006, and an unfavorable mark-to-market adjustment related to interest rate swaps of $1.0 million as compared to a favorable effect of $2.9 million for the year ended December 31, 2005. At the time of the 2002 merger with Co-Steel, the convertible debentures were recorded at fair market value which was significantly lower than par value. This fair market value adjustment was previously amortized as an increase to interest expense from the date of the merger to the scheduled maturity date of April 2007. As a result of the early redemption of the convertible debentures in September 2006, the remaining fair market value adjustment was expensed at that time.
Income taxes: The Company’s effective income tax rate was approximately 34.3% and 32.9% respectively for the years ended December 31, 2006 and 2005. The slight increase in rates is a result of the Company providing for approximately $4.2 million of foreign withholding taxes that applies to the distribution of the earnings of its non-Canadian subsidiaries, as some earnings are intended to be repatriated to Canada with the remainder expected to be invested by these subsidiaries.

MD&A
Minority Interest: The Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Segments: Gerdau Ameristeel is organized with two business unit segments, mills and downstream.
Mills segment sales increased to $4.0 billion for the year ended December 31, 2006, from $3.5 billion for the year ended December 31, 2005. Mills segment sales include sales to the downstream segment of $490.3 million and $439.9 million for the years ended December 31, 2006 and 2005, respectively. Mills segment operating income for the year ended December 31, 2006 was $511.4 million compared to a $401.7 million operating income for the year ended December 31, 2005, an increase of $109.7 million. The increase in operating income is primarily the result of higher metal spreads.
Downstream segment sales increased to $946.3 million for the year ended December 31, 2006, from $810.0 million for the year ended December 31, 2005. Downstream segment operating income for the year ended December 31, 2006 was $61.4 million compared to $46.4 million for the year ended December 31, 2005, an increase of $15.0 million. In addition to the increased volume as a result of the acquisitions, the increase in profit was also due to increased average selling prices of $65 per ton and the gain of $5.0 million related to the sale of non-core operations recorded during 2006.
See “Note 17” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the years ended December 31, 2006 and 2005 – “Segment information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the years ended December 31, 2006 and 2005 is shown below:

	For the Year Ended
(US$ in thousands)	December 31, 2006	December 31, 2005

Net income	$378,646	$295,497
Income tax expense	198,929	144,687
Interest and other expense on debt	43,619	50,420
Depreciation and amortization	146,490	105,691
Earnings from 50% owned joint ventures	(115,606)	(91,201)
Cash distribution from joint ventures	101,576	115,828
Minority interest	2,713	—

EBITDA	$756,367	$620,922

Gerdau Ameristeel 2006 Annual Report
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2006 was $508.2 million compared to net cash provided by operations of $578.5 million for the year ended December 31, 2005. Excluding the impact of the acquired operations, for the year ended December 31, 2006, accounts receivable provided $23.5 million as the month of December shipment levels decreased in 2006 in comparison to 2005, inventories used $10.6 million, other assets used $20.5 million which resulted from a prepayment of income taxes and accounts payable and other liabilities used $6.1 million in 2006.
During 2006, the Company received cash distributions from its investment in joint ventures (primarily Gallatin Steel) of $101.6 million in comparison with $115.8 million during the prior year.
Investing activities: Net cash used in investing activities was $516.7 million in the year ended December 31, 2006 compared to $179.1 million in the year ended December 31, 2005. For the year ended December 31, 2006, capital expenditures totalled $214.4 million and proceeds received from the sale of excess land was $14.1 million, and the cash paid for acquisitions, net of the opening cash received from those operations, was $193.0 million. These acquisitions included Fargo Iron and Metal Company, Callaway Building Products Inc., Sheffield and PCS. In addition, the Company made net investments in short-term investments of $123.4 million during the year.
Financing activities: Net cash used by financing activities was $296.5 million in the year ended December 31, 2006 compared to $73.0 million in the year ended December 31, 2005. The principal components include the payment of dividends and redemption of debt. The Company paid $91.4 million in dividends during the year ended December 31, 2006, the Sheffield Senior Secured Notes that were acquired as part of the Sheffield acquisition were redeemed for approximately $88.5 million, and the Company redeemed its convertible debentures for $112.0 million.
OUTSTANDING SHARES
As of December 31, 2006, the Company had outstanding 305,376,603 common shares.
CREDIT FACILITIES AND INDEBTEDNESS
The principle sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The principle liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long-tem debt:
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior

MD&A
Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specifi ed types of transactions without the consent of the lenders. These covenants may limit our ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
At December 31, 2006, there were no borrowings under the facility, and there was $592.4 million available under the Senior Secured Credit Facility compared to no borrowings under the facility and $544.1 million available at December 31, 2005.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company’s first opportunity to call these senior notes is July 15, 2007 at a redemption price of 105 3/8%.
Industrial Revenue Bonds: The Company had $31.6 million of industrial revenue bonds outstanding as of December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the North Star locations in November 2004. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds

Gerdau Ameristeel 2006 Annual Report
mature in 2014, 2017 and 2018, respectively. These bonds are secured by letters of credit issued under the Senior Secured Credit Facility
Capital Leases: Gerdau Ameristeel had $0.4 million of capital leases as of December 31, 2006.
CAPITAL EXPENDITURES
Gerdau Ameristeel spent $214.4 million on capital projects in the year ended December 31, 2006, compared to $135.9 million in the year ended December 31, 2005. The most significant projects include improvements to the bar mill finishing end at the Whitby, Ontario mill that commenced production in the fourth quarter of 2006, a new melt shop for the Jacksonville, Florida mill that is expected to start commissioning during the second quarter of 2007, a finishing end upgrade at the Cartersville, Georgia mill that started production in the second quarter of 2006, construction of a new rebar fabrication facility in King George, Virginia that started operations in the fourth quarter of 2006, and a new scrap shredder at the Jackson, Tennessee mill which is expected to begin full operation in the first quarter of 2007.
OFF- BALANCE SHEET ARRANGEMENTS
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
CONTRACTUAL OBLIGATIONS
The following table presents the Company’s contractual obligations as of December 31, 2006.

Contractual Obligations ($000s)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt (1)	$431,655	$214	$197	$399,644	$31,600
Interest	244,863	45,531	91,060	91,059	17,213
Operating leases (2)	73,643	12,994	18,857	14,677	27,115
Capital expenditures (3)	199,011	149,258	34,827	14,926	—
Unconditional purchase obligations (4)	55,645	55,645	—	—	—
Pension funding obligations	34,806	34,806	—	—	—

Total contractual obligations	$1,039,623	$298,448	$144,941	$520,306	$75,928

(1)	Total amounts are included in the December 31, 2006 consolidated balance sheet. See Note 7, Long-term Debt, to the consolidated financial statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2006.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

MD&A
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
ANNUAL RESULTS

Years Ended December 31,	2004	2005	2006

Net sales	$3,009,854	$3,897,143	$4,464,203
Net income	337,669	295,497	378,646
Earnings per common share, basic	1.46	0.97	1.24
Earnings per common share, diluted	1.45	0.97	1.24
Total assets	2,592,531	2,829,451	3,176,388
Total long-term debt	519,333	529,331	431,441
Cash dividends per common share	—	0.22	0.30

QUARTERLY RESULTS

2006	March 31,	June 30,	September 30,	December 31,

Net sales	$1,059,230	$1,205,790	$1,160,050	$1,039,133
Cost of sales	864,441	973,402	925,933	847,036
Net income	87,386	125,905	95,985	69,370
Earnings per common share, basic and diluted	0.29	0.41	0.31	0.23

2005

Net sales	$1,002,538	$961,076	$999,286	$934,243
Cost of sales	857,014	805,960	825,700	765,191
Net income	78,572	74,325	62,208	80,392
Earnings per common share, basic and diluted	0.26	0.24	0.20	0.26

FOURTH QUARTER RESULTS
The three months ended December 31, 2006 generated net income of $69.4 million as compared to $80.4 million for the three months ended December 31, 2005. Total shipments of 1.5 million tons represented an increase of 2.2% from the same period of time in the prior year. Excluding the impact of the shipments from the acquisitions, shipments decreased by approximately 7.6%. The demand that the Company experienced during the first nine months of 2006 slowed considerably in the fourth quarter, as our customer base reduced their high levels of inventory by reducing orders. In order to meet this reduced demand, the Company reduced production during the fourth quarter which significantly increased manufacturing costs as the fixed cost were spread over a reduced number of tons. Even with this reduced demand, the increasing trend in the Company’s metal spread continued, increasing to $404 per ton in the three months ended December 31, 2006. For the three months ended December 31, 2006, the weighted average selling price increased $45 per ton from the weighted average selling price for the three months ended December 31, 2005, and in addition, scrap costs were approximately $2 per ton less than the prior year, resulting in improved metal spreads of approximately $48 per ton in comparison to the three months ended December 31, 2005.
CRITICAL ACCOUNTING POLICIES
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to

Gerdau Ameristeel 2006 Annual Report
make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
Critical accounting policies are those that may have a material impact on the consolidated financial statements and also require management to exercise significant judgment due to a high degree of uncertainty at the time the estimates are made. Senior management has reviewed the development and selection of the Company’s accounting policies, related account estimates and the disclosures set forth below with the Audit Committee of the Board of Directors.
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitate a change in estimated losses.

MD&A
ACCOUNTING FOR GOODWILL
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, Accounting for Impairment of Long-lived Assets, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell.
The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
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

Gerdau Ameristeel 2006 Annual Report
reduced by possible recoveries from insurance or other third parties.
POST RETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
▪	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.
▪	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.
▪	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.
▪	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.
RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and post retirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income; and to recognize changes in that funded status in the year in which changes occur through comprehensive

MD&A
income. This portion of the statement is effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. At December 31, 2006, the Company recorded $40.1 million, net of tax, in accumulated other comprehensive income related to the adoption of this statement. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is not expected to impact the Company as the measurement date is currently as of the date of the consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities; and it specifically precludes the use of the previously acceptable “accrue in advance” method. This FSP is effective for fiscal years beginning after December 15, 2006. Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company expects to record a $2.2 million cumulative effect type adjustment upon adoption of FSP No. AUG AIR-1.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While the Company is still evaluating its tax positions, it is not anticipated that it will have a material impact on the Company’s retained earnings at the time of adoption.
As described previously, effective January 1, 2006, the Company adopted SFAS 123(R) — including supplemental application guidance issued by the SEC in SAB No. 107, Share-Based Payment (“SAB 107”) — using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123(R) requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Company had previously accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Company did not modify the

Gerdau Ameristeel 2006 Annual Report
substantive terms of any existing awards prior to adoption of SFAS 123(R).
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”. This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company’s current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 did not have any impact on the consolidated financial statements.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material have resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. In the past, global overcapacity in steel manufacturing has had a negative impact on steel pricing and could adversely affect sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which would adversely affect sales and profit margins.
The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. In particular, the North American steel industry is influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. or Canadian dollar relative to other currencies, worldwide production capacity and levels of steel imports and applicable tariffs. Future economic downturns, stagnant economic conditions or currency fluctuations could decrease the demand for the Company’s products or increase the amount of imports of steel into its markets, any of which could cause fluctuations in the Company’s revenue and profitability.
Market conditions for steel products in the U.S. and Canadian market have fluctuated over recent years. The Company is particularly sensitive to trends in cyclical industries, such as the North American construction, transportation, appliance, machinery and equipment industries, which are significant markets for the Company’s products. A significant portion of the Company’s products is destined for the construction industry and the steel service center industry. Many of the Company’s markets are cyclical in nature and affect the demand for its finished products. A disruption or downturn in any of these industries could negatively impact the

MD&A
Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries, including strikes and labor unrest.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter the North American markets in the future, resulting in price depression that would adversely affect our ability to compete and maintain our sales levels and profit margins.
Steel operations require substantial capital investment and maintenance expenditures that may encourage producers to maintain production in periods of reduced demand, which may in turn exert downward pressure on prices for the Company’s products.
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
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations. The Company’s insurance may not cover its losses.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes that are the primary raw material for the Company’s minimill production facilities. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap has resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and

Gerdau Ameristeel 2006 Annual Report
scrap raw material cost, is also currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair our ability to compete with integrated mills and cause production to decline and adversely affect sales and profit margins.
Most of the Company’s minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for essential plant requirements. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand, and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations.
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
Approximately 38% of the Company’s employees are represented by the United Steelworkers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. During 2006 the Company reached a new agreement with the employees at the Perth Amboy mill. The Company decertified a USWA local at its rebar fabrication facility in Kansas City, Missouri in December of 2006. In March 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, St. Paul and Wilton facilities. The collective bargaining agreements for these facilities had expired in 2005. The Sand Springs and Joliet mills’ agreements expired in 2006. The collective bargaining agreements with the employees at the Calvert City and Whitby mills expired in February 2007 and the agreement with the employees at the Company’s Manitoba mill will expire in May 2007. Although negotiations are ongoing, new agreements have not yet been reached at these facilities.
Although progress continues to be made at all locations, the Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial results and results of operations.

MD&A
Environmental laws and regulations affect the Company and compliance may be costly and reduce profitability.
As the Company is involved in steel production, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by steel producing operations is electric arc furnace (EAF) dust, a residual from the production of steel in electric arc furnaces. EAF dust is collected, handled and disposed of in a manner the Company believes meets all current federal, state and provincial environmental regulations, and the costs of collection and disposal of EAF dust are being expensed as operating costs when incurred. Environmental legislation and regulations at the federal, state and provincial levels over EAF dust are subject to change which may change the cost of compliance and have a material adverse effect on the Company’s financial results and results of operations.
In April 2001, the Company was notified by the Environmental Protection Agency (EPA), of an investigation that identifies the Company as a potential responsible party (PRP) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
The efforts to integrate and achieve synergies from the Sheffield and PCS acquisitions may not be successful and may reduce the Company’s profitability.
The acquisitions of Sheffield and PCS involve risks relating to the difficulty of integrating our business, operations, products and services with those of the acquired businesses.
Integration may result in additional expenses, which would negatively affect our results of operations and financial condition. In addition, following our acquisition of Sheffield, we may discover that we have acquired undisclosed liabilities. Although we have conducted what we believe to be a prudent investigation in connection with the acquisitions, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning the assets that we acquired.
By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their

Gerdau Ameristeel 2006 Annual Report
employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company and other producers that have remained solvent.
The Company’s pension plans are underfunded.
The Company has several pension plans that are currently underfunded, and adverse market conditions could require the Company to make substantial cash payments to fund the plans, which would reduce cash available for other business needs.
The Company uses estimates.
The Company prepares financial statements in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have employment contracts with any of its executive officers other than Mario Longhi, CEO and President. The Company cannot assure you that these individuals will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
The Company relies on its joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50% owned joint ventures that contribute to its financial results, but that it does not control. These joint ventures contributed $115.6 million to net income for the year ended December 31, 2006, and $91.2 million to net income for the year ended December 31, 2005. The Company received $101.6 million of cash distributions from its joint ventures in the year ended December 31, 2006, and $115.8 million of cash distributions for the year ended December 31, 2005. However, the Company does not control the joint ventures and cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.

CONSOLIDATED FINANCIAL STATEMENTS
Management’s Report on Internal Control over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2006 in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation excluded our acquisitions of Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) on June 12, 2006 and November 1, 2006, respectively, as described in Note 3 of the Notes to the Financial Statements. Sheffield is a wholly-owned subsidiary whose total assets and total sales represented 8% and 4% of the corresponding consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint venture whose total assets and total sales represented 7% and 1% of the corresponding consolidated financial statement amounts as of and for the year ended December 31, 2006.
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2006.
PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, has audited the consolidated financial statements of the Company, management’s assessment of the effectiveness of internal controls over financial reporting, and the effectiveness of internal controls over financial reporting and has issued a report located below.

Gerdau Ameristeel 2006 Annual Report
Report of Independent Registered Certified Public Accounting Firm
To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation:
We have completed an integrated audit of Gerdau Ameristeel Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.
CONSOLIDATED FINANCIAL STATEMENTS
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management.
Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements reflect total assets of 6 percent of the related consolidated totals as of December 31, 2006 and 2005 and total sales of 10 percent and 11 percent of the related consolidated totals for the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

CONSOLIDATED FINANCIAL STATEMENTS
As discussed in Note 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for share-based compensation and the manner in which it accounts for defined benefit pension and other postretirement plans in 2006.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted

Gerdau Ameristeel 2006 Annual Report
accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Sheffield Steel Corporation (“Sheffield”) and Pacific Coast Steel (“PCS”) from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Company in purchase business combinations during 2006. We have also excluded Sheffield and PCS from our audit of internal control over financial reporting. Sheffield is a wholly-owned subsidiary whose total assets and total sales represented 8% and 4% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint venture whose total assets and total sales represented 7% and 1% of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.
Tampa, Florida
March 16, 2007

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$109,236	$414,259
Restricted cash	498	473
Short-term investments	123,430	—
Accounts receivable, net of allowance of $3,950 and $4,058 in 2006 and 2005	460,828	344,758
Inventories (note 4)	820,485	745,165
Deferred tax assets (note 10)	38,538	23,212
Costs and estimated earnings in excess of billings on uncompleted contracts	2,977	—
Income taxes receivable	23,623	—
Other current assets	17,428	23,236

Total Current Assets	1,597,043	1,551,103

Investments (note 6)	167,466	153,439
Property, Plant and Equipment (note 5)	1,119,458	955,601
Goodwill	252,599	122,716
Deferred Financing Costs	12,029	14,451
Deferred Tax Assets (note 10)	12,948	23,424
Other Assets	14,845	8,717

TOTAL ASSETS	$3,176,388	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$317,425	$306,673
Accrued salaries, wages and employee benefits	110,237	66,744
Accrued interest	20,909	21,003
Income taxes payable	19,478	13,140
Accrued sales, use and property taxes	8,024	4,598
Current portion of long-term environmental reserve	12,238	3,325
Billings in excess of costs and estimated earnings on uncompleted contracts	15,443	—
Other current liabilities	21,723	18,554
Current portion of long-term borrowings (note 7)	214	1,014

Total Current Liabilities	525,691	435,051

Long-term Borrowings, Less Current Portion (note 7)	431,441	432,737
Convertible Debentures (note 9)	—	96,594
Accrued Benefit Obligations (note 11)	238,503	147,167
Long-term Environmental Reserve, Less Current Portion	9,993	13,083
Other Liabilities	38,082	52,163
Deferred Tax Liabilities (note 10)	52,963	68,637
Minority Interest	27,581	—

TOTAL LIABILITIES	1,324,254	1,245,432

Contingencies, commitments and guarantees (note 15)
Shareholders’ Equity
Capital stock (note 13)	1,016,287	1,010,341
Retained earnings	827,674	540,415
Accumulated other comprehensive income	8,173	33,263

TOTAL SHAREHOLDERS’ EQUITY	1,852,134	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,176,388	$2,829,451

See accompanying notes to consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except per share data)

	Year Ended
	December 31,	December 31,
	2006	2005

NET SALES	$4,464,203	$3,897,143
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	3,610,812	3,253,865
Selling and administrative	191,778	125,558
Depreciation	142,984	103,035
Other operating expense, net	5,687	14,180

	3,951,261	3,496,638

INCOME FROM OPERATIONS	512,942	400,505
INCOME FROM 50% OWNED JOINT VENTURES (note 6)	115,606	91,201

INCOME BEFORE OTHER EXPENSES, INCOME TAXES AND MINORITY INTEREST	628,548	491,706

OTHER EXPENSES
Interest, net	43,619	50,420
Foreign exchange loss (gain), net	1,135	(1,554)
Amortization of intangible assets	3,506	2,656

	48,260	51,522

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	580,288	440,184
INCOME TAX EXPENSE (note 10)	198,929	144,687

INCOME BEFORE MINORITY INTEREST	381,359	295,497
MINORITY INTEREST	2,713	—

NET INCOME	$378,646	$295,497

EARNINGS PER COMMON SHARE — BASIC	$1.24	$0.97
EARNINGS PER COMMON SHARE — DILUTED	$1.24	$0.97

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(US$ in thousands)

				Accumulated
				Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income	Total

Balances at December 31, 2004	304,028,122	$1,008,511	$311,853	$44,400	$1,364,764
Net income			295,497		295,497
Other comprehensive income:
Foreign exchange				8,626	8,626
Minimum pension liability, net of tax of $8,900				(19,763)	(19,763)
Comprehensive income					284,360
Dividends			(66,935)		(66,935)
Employee stock options	443,371	1,830			1,830

Balances at December 31, 2005	304,471,493	$1,010,341	$540,415	$33,263	$1,584,019

Net income			378,646		378,646
Other comprehensive income:
Foreign exchange				7	7
Minimum pension liability, net of tax of $(8,515)				15,053	15,053
Comprehensive income					393,706
FAS 158 transition amount, net of tax of $24,897				(40,150)	(40,150)
Dividends			(91,387)		(91,387)
Employee stock options	905,110	5,946			5,946

Balances at December 31, 2006	305,376,603	$1,016,287	$827,674	$8,173	$1,852,134

See accompanying notes to consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	December 31,	December 31,
	2006	2005

OPERATING ACTIVITIES
Net income	$378,646	$295,497
Adjustment to reconcile net income to net cash provided by operating activities:
Minority Interest	2,713	—
Depreciation	142,984	103,035
Amortization	3,506	2,656
Write off unamortized fair value market adjustment	5,604	—
Deferred income taxes	1,985	17,256
(Gain) loss on disposition of property, plan and equipment	(8,914)	3,328
Income from 50% owned joint ventures	(115,606)	(91,201)
Distributions from joint ventures	101,576	115,828
Melt shop closure expenses (note 5)	9,400	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	23,483	18,898
Inventories	(10,594)	113,056
Other assets	(20,472)	(1,284)
Liabilities	(6,143)	1,387

NET CASH PROVIDED BY OPERATING ACTIVITIES	508,168	578,456

INVESTING ACTIVITIES
Additions to property, plant and equipment	(214,363)	(135,864)
Proceeds received from the disposition of property, plant and equipment	14,110	6,444
Acquisitions	(214,938)	(49,654)
Opening cash from acquisitions	21,934	—
Purchases of short-term investments	(1,531,535)	(148,650)
Sales of short-term investments	1,408,105	148,650

NET CASH USED IN INVESTING ACTIVITIES	(516,687)	(179,074)

FINANCING ACTIVITIES
Payments on term loans	(7,496)	(4,392)
Retirement of Sheffield Steel bonds	(88,493)	—
Retirement of convertible debentures	(111,990)	—
Additions to deferred financing costs	(404)	(3,491)
Cash dividends	(91,387)	(66,935)
Proceeds from issuance of employee stock purchases	1,290	823
Excess tax benefits from share-based payment arrangements	1,998	1,007
Change in restricted cash	(25)	(8)

NET CASH USED IN FINANCING ACTIVITIES	(296,507)	(72,996)

Effect of exchange rate changes on cash and cash equivalents	3	(259)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(305,023)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$109,236	$414,259

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ IN THOUSANDS)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel minimills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2006, Gerdau S.A. indirectly owned approximately 66.5% of the Company’s common shares outstanding.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All significant intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s newly acquired investment in Pacific Coast Steel (“PCS”), a 55% owned joint venture, is fully consolidated with a minority interest reflected in the financial statements. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been an impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income and takes into consideration trading values on recognized stock exchanges. If impairment is considered other than temporary, a provision is recorded.
Revenue Recognition and Allowance for Doubtful Accounts: The Company recognizes revenues from most sales and the allowance for estimated costs associated with returns from these sales when the product is shipped and title is transferred to the buyer. Provisions are made for estimated product returns and customer claims based on estimates and actual historical experience. If the historical data used in the estimates does not reflect future returns and claims trends, additional provisions may be necessary. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. Freight costs are classified as part of cost of sales.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which

Gerdau Ameristeel 2006 Annual Report
such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized.
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents. Cash classified as restricted is restricted from use as the result of bonds pledged to environmental regulatory bodies.
Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, which are asset-backed and categorized as available-for-sale. Accordingly, the Company’s investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities. All income generated from these investments was recorded as interest income. At December 31, 2006 there was $123.4 million of investments in these securities, while no such investments were held at December 31, 2005.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of its customers. At December 31, 2006 and 2005, the allowance for doubtful accounts was $4.0 million and $4.1 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized based on usage.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. The Company accrues for planned periodic major maintenance activities and the estimated cost of these shutdowns. The Company has accrued $2.2 million and $8.4 million as of December 31, 2006 and 2005,

CONSOLIDATED FINANCIAL STATEMENTS
respectively (also see Summary of Recent Accounting Pronouncements). Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 10 to 30 years for buildings and improvements and 4 to 15 years for other equipment.
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset.
Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value.
The changes in the carrying amount of goodwill for the year ended December 31, 2006, are as follows ($000s):

Balance as of January 1, 2006	$122,716
Goodwill acquired during the year	129,883

Balance as of December 31, 2006	$252,599

Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 22 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the

Gerdau Ameristeel 2006 Annual Report
period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Pensions and Post Retirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies (also see Summary of Recent Accounting Pronouncements):
■	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

■	Pension assets are recorded at fair market value.

■	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

■	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

■	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
Environmental Liabilities: The Company provides for potential environmental liabilities based on the best estimates of potential clean-up and remediation estimates for known environmental sites. The Company employs a staff of environmental experts to administer all phases of its environmental programs, and uses outside experts where needed. These professionals develop estimates of potential liabilities at these sites based on projected and known remediation costs. This analysis requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the resulting environmental accrual.
Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from these translations are included in earnings.
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

CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the functional currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee and director stock options outstanding.
Stock-Based Compensation: Stock based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company applied the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which allowed companies to continue following the accounting guidance of APB 25, but required pro forma disclosure of net income and net income per share for the effects on compensation expense had the fair value method of accounting for stock options been adopted. For SFAS 123 purposes, the fair value of each option grant had been estimated as of the date of grant using the Black-Scholes option-pricing model.
As permitted by SFAS 123, through fiscal year 2005, the Company accounted for stock options granted to employees using the intrinsic value based method of accounting set forth under APB 25. Under this method, the Company did not recognize compensation expense for the stock options because the exercise price was equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, the impact on net income and earnings per share would not be material.
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes: (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.
Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company is continuing to use the Black-Scholes model. SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date

Gerdau Ameristeel 2006 Annual Report
of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment, if any; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; and (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders’ equity.
SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS 158”). SFAS 158 requires an employer to recognize the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. This portion of the statement is effective for the Company for its December 31, 2006 year-end. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented will not be restated. At December 31, 2006, the Company recorded $40.1 million, net of tax, in accumulated other comprehensive income related to the adoption of this statement. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is not expected to impact the Company as the measurement date is currently as of the date of the year-end statement of financial position.

CONSOLIDATED FINANCIAL STATEMENTS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.
In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. This FSP is effective for fiscal years beginning after December 15, 2006. Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company expects to record a $2.2 million cumulative effect type adjustment upon adoption of FSP No. AUG AIR-1.
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While the Company is still evaluating its tax positions, it is not anticipated that it will have a material impact on the Company’s retained earnings at the time of adoption.
As described previously, effective January 1, 2006, the Company adopted SFAS 123R — including supplemental application guidance issued by the SEC in SAB No. 107, Share-Based Payment (“SAB 107”) — using the modified prospective transition method. In accordance with the modified prospective transition method, results for prior periods have not been restated. SFAS 123R requires that the cost of all stock-based transactions be measured at fair value and recognized over the period during which a grantee is required to provide goods or services in exchange for the award. The Company had previously accounted for its stock-based awards to employees under the intrinsic value method prescribed by APB 25. The Company did not modify the substantive terms of any existing awards prior to adoption of SFAS 123R.
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”. This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition, the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company’s current inventory accounting policy follows SFAS 151; therefore, the adoption of SFAS 151 did not have any impact on the consolidated financial statements.

Gerdau Ameristeel 2006 Annual Report
NOTE 3 — ACQUISITIONS
In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million. In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million.
On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation (“Sheffield”). The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (“OEMs”), for use in a variety of industries. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the shares of Sheffield was $103.3 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company. The financial statements of the Company include the results of Sheffield from June 12, 2006.
The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield at the date of the acquisition, ($ 000s):

Net assets (liabilities) acquired
Current assets	$140,266
Property, plant and equipment	84,169
Other long-term assets	925
Goodwill	63,681
Current liabilities	(40,608)
Long-term liabilities	(145,119)

$103,314

Purchase price	$107,145
Plus transaction costs	1,224
Working capital adjustment received in July 2006	(5,055)

$103,314

The $63.7 million of goodwill was assigned to the steel mill and downstream product segments in the amounts of $57.3 million and $6.4 million, respectively. None of the goodwill is deductible for tax purposes.
On November 1, 2006, the Company completed the acquisition of 55% of the partnership interest of the newly formed joint venture PCS. This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”). The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa. With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.
The purchase price for the partnership interest of PCS was $105.0 million in cash, including transaction costs, plus the assumption of certain liabilities of the acquired company.

CONSOLIDATED FINANCIAL STATEMENTS
The purchase contract contains a put and call option whereby, on the fifth anniversary date, the Company may purchase the remaining 45% interest in the partnership at an agreed upon valuation method. The financial statements of the Company include the results of PCS from November 1, 2006.
The following table summarizes the Company’s proportionate share of the fair value of assets acquired and liabilities assumed for PCS at the date of the acquisition, November 1, 2006 ($000s):

Net assets (liabilities) acquired
Current assets	$50,956
Property, plant and equipment	4,812
Other long-term assets	493
Goodwill	66,202
Intangible assets	8,360
Current liabilities	(25,868)

$104,955

Purchase price	$104,500
Plus transaction costs	455

$104,955

The $66.2 million of goodwill was assigned to the downstream product segment. The Company’s entire portion of its interest in the goodwill is deductible for tax purposes.
Other intangible assets, recorded in other assets in the consolidated balance sheet at the date of the acquisition, consisted of the following ($000s):

	Fair Value	Useful Life
		(in years)

Backlog	$1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0

	$8,360

For the year ended December 31, 2006, the Company recorded amortization of intangible assets expense of $0.5 million of amortization expense related to the purchased intangible assets.

Gerdau Ameristeel 2006 Annual Report
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	At December 31,	At December 31,
	2006	2005

Ferrous and non-ferrous scrap	$92,107	$128,772
Work-in-process	156,407	106,370
Finished goods	347,737	306,263
Raw materials (excluding scrap) and operating supplies	224,234	203,760

	$820,485	$745,165

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	At December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$93,732	$(6,260)	$87,472
Buildings and improvements	199,503	(41,325)	158,178
Machinery and equipment	1,228,398	(544,691)	683,707
Construction in progress	183,710	—	183,710
Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

	At December 31, 2005
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$80,387	$(5,301)	$75,086
Buildings and improvements	180,463	(34,541)	145,922
Machinery and equipment	1,101,654	(474,437)	627,217
Construction in progress	101,626	—	101,626
Property, plant and equipment held for sale	5,750	—	5,750

	$1,469,880	$(514,279)	$955,601

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $5.3 million and $1.7 million for the years ended December 31, 2006 and 2005, respectively.
During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The

CONSOLIDATED FINANCIAL STATEMENTS
Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to the disposal of dust from the baghouse.
NOTE 6 — JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in these consolidated financial statements.
The following table sets forth selected data for the Company’s 50% owned joint ventures ($000s):

	December 31,	December 31,
	2006	2005

Balance Sheet
Current assets	$104,186	$96,411
Property, plant and equipment, net	93,484	90,634
Current liabilities	27,878	31,558
Long-term debt	1,641	1,678

Statement of Earnings
Sales	$488,421	$443,728
Operating income	116,293	91,091
Income before income taxes	116,702	91,301
Net income	115,606	91,201
NOTE 7 — LONG-TERM DEBT
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company’s first opportunity to call these senior notes is on July 15, 2007 at a redemption price of 105 3/8%.
In 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At December 31, 2006, there was nothing drawn against this facility and based upon available collateral under the terms of the agreement, approximately $592.4 million was available under the Senior Secured Credit Facility, net of $57.6 million of outstanding letters of credit.
At the time the Company acquired Sheffield, Sheffield had $77.2 million of outstanding notes bearing interest at 11.375% due in 2011. Under purchase accounting, the value of these notes was increased to reflect their fair value which resulted in a recorded value of the notes of approximately $88.5 million. The senior secured notes were governed by

Gerdau Ameristeel 2006 Annual Report
an Indenture and were secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield. These notes were redeemed under the terms of the Indenture in July 2006 at a cost approximating the fair market value of the notes.
On October 27, 2006, the Ameristeel BrightBar term loan was repaid.
On November 22, 2006, the Company entered into a credit facility with KfW to provide financing for capital expenditures. The facility is for $75 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2006, nothing had been drawn on this facility.
Debt includes the following ($000s):

	December 31,	December 31,
	2006	2005

Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	$399,638	$398,780
Industrial Revenue Bonds, bearing interest of 3.71% to 6.38%, due through December 2018	31,600	31,600
AmeriSteel Bright Bar Term Loan	—	2,395
Other, bearing interest of 6.32%, due through October 2010	417	976

	431,655	433,751

Less current portion	(214)	(1,014)

	$431,441	$432,737

The carrying amount of the Company’s floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company’s fixed rate notes, the Senior Notes, was $438.4 million and $449.6 million as of December 31, 2006 and 2005 respectively. The fair value of the Company’s Convertible Debentures was Cdn $127.2 million as of December 31, 2005. The Company redeemed the convertible debentures in September 2006 (see Note 9). Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.
The maturities of borrowings for the years subsequent to December 31, 2006, are as follows ($000s):

Amount

2007	$214
2008	136
2009	61
2010	6
2011	399,638
Thereafter	31,600

$431,655

Cash paid for interest was $45.4 million and $50.7 million for the years ended December 31, 2006 and 2005, respectively.
The Company’s debt agreements contain covenants that require the Company to, among other things, maintain a minimum fixed charge coverage ratio. In addition, if the Company’s business suffers a material adverse change or if other events of default

CONSOLIDATED FINANCIAL STATEMENTS
under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.
NOTE 8 — RELATED PARTY TRANSACTIONS
In the normal course of business, the Company and/or certain of its subsidiaries make purchases from time to time of steel products and raw materials from affiliated companies. For the year ended December 31, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 137,626 tons and 85,630 tons of steel products and raw materials from affiliated companies for $55.6 million and $27.7 million, respectively. These purchases do not represent a significant percentage of the Company’s total purchases and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
NOTE 9 — CONVERTIBLE DEBENTURES
The Company had unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, which bore interest at 6.5% per annum, were scheduled to mature on April 30, 2007, and, at the holders’ option, were convertible into the Company’s common shares at a conversion price of Cdn$26.25 per share. The debentures were redeemable, at the Company’s option, at par plus accrued interest, and the Company had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, the Company redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112.0 million. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market value adjustment of these debentures.
NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	December 31, 2006	December 31, 2005

Current	$196,944	$127,431
Deferred	1,985	17,256

	$198,929	$144,687

Current income taxes:
Canada	$(2,289)	$615
U.S.	199,473	125,717
Other	(240)	1,099

	$196,944	$127,431

Deferred income taxes:
Canada	9,042	1,871
U.S.	(6,224)	15,385
Other	(833)	—

	1,985	17,256

Total provision for income taxes	$198,929	$144,687

Gerdau Ameristeel 2006 Annual Report
The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	December 31,	December 31,
	2006	2005

Income tax expense computed using Canadian statutory tax rates	$197,069	$150,191
Increased (decreased) by the tax effect of:
Tax exempt income	(25,024)	(24,520)
Effect of different rates in foreign jurisdictions	23,086	7,402
Change in valuation allowance	2,316	3,570
Other, net	1,482	8,044

Income tax expense	$198,929	$144,687

Cash payments for income taxes	$221,556	$122,743

The components of the deferred tax assets and liabilities consisted of the following:

	December 31,	December 31,
	2006	2005

Canada
Non-current deferred tax assets
Operating loss carryforwards	$25,893	$32,274
Pension and retirement accruals	24,703	28,314
Long-term liabilities not currently deductible	2,022	2,193
Other	—	540
Total non-current deferred tax assets	52,618	63,321
Non-current deferred tax liabilities
Property, plant and equipment	39,629	39,897
Other	41	—
Total non-current deferred tax liabilities	39,670	39,897

Net non-current deferred tax assets	$12,948	$23,424

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$38,538	$23,212
Non-current deferred tax assets
Operating loss carryforwards	$20,995	$26,925
Recycling and AMT credits	4,916	4,916
Pension and retirement accruals	52,738	12,594
Long-term liabilities not currently deductible	12,014	13,514
Other	86	—
	90,749	57,949
Less: valuation allowance	(5,886)	(3,570)

Total non-current deferred tax assets	84,863	54,379

Non-current deferred tax liabilities
Property, plant and equipment	137,826	122,340
Other	—	676
Total non-current deferred tax liabilities	137,826	123,016

Net non-current deferred tax liabilities	$52,963	$68,637

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2006, the Company had a combined non-capital loss carryforward of approximately $80.9 million for Canadian tax purposes that expire on various dates between 2009 through 2026. The Company also had a combined net operating loss carryforward of approximately $92.8 million for U.S. federal and state income tax purposes that expire on various dates between 2010 and 2020.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.
The Company believes its Canadian net deferred tax asset at December 31, 2006 of $12.9 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
The Company recorded a valuation allowance of $2.3 million and $3.6 million in 2006 and 2005 respectively, against certain state tax loss carryforwards and recycling credits because management determined that it is more likely than not that these deferred tax assets would not be realized.
For the year ending December 31, 2006, the Company recorded $4.2 million of U.S. income tax expense related to withholding taxes on anticipated repatriation to Canada of approximately $80 million from the US operations under the U.S. – Canadian Income Tax Treaty. The Company does not anticipate any Canadian income taxes on the earnings repatriation. The partial repatriation of earnings does not change the Company’s intentions to permanently reinvest the remaining undistributed earnings of the non-Canadian subsidiaries, and therefore, no additional provisions have been recorded.
NOTE 11 — POST RETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $6.6 million and $5.4 million for the years ended December 31, 2006 and 2005, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
See Note 2–Summary of Significant Accounting Policies for further information regarding the adoption of SFAS 158. The adjustment for SFAS 158 affected our Consolidated Balance Sheet as follows ($000s):

Gerdau Ameristeel 2006 Annual Report

	Year Ended December 31, 2006
	Pension Benefits	Other Benefit Plans

Before Application of FAS 158
Prepaid benefit cost	$3,855	$—
Accrued benefit liability	(82,517)	(102,926)
Intangible asset	5,241	—
Accumulated other comprehensive income	31,081	—
Adjustments
Prepaid benefit cost	(1,961)	—
Accrued benefit liability	(50,095)	(7,750)
Intangible asset	(5,241)	—
Accumulated other comprehensive income	57,297	7,750
After Application of FAS 158
Prepaid benefit cost	1,894	—
Accrued benefit liability	(132,612)	(110,676)
Intangible asset	—	—
Accumulated other comprehensive income	88,378	7,750
The following tables summarize the accumulated pension benefits and post retirement medical benefit obligations included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Change in Benefit Obligation
Benefit obligation at beginning of period	$501,635	$416,633	$59,555	$49,186
Acquisition of Sheffield	45,365	—	47,362	—
Service cost	21,720	16,918	2,026	1,450
Interest cost	28,733	24,537	4,485	2,736
Plan participants’ contributions	—	—	1,036	923
Amendments	2,037	1,731	—	(2,107)
Actuarial loss	11,675	51,018	239	8,404
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (gain) loss	(86)	8,769	(12)	1,191

Benefit obligation at end of period	$590,284	$501,635	$110,676	$59,555

Change in Plan Assets
Fair value of plan assets at beginning of period	$361,414	$322,719	$—	$—
Acquisition of Sheffield	35,261	—	—	—
Actual return on plan assets	54,319	27,201	—	—
Employer contribution	30,176	22,805	2,979	1,305
Plan participants’ contributions	—	—	1,036	923
Benefits and administrative expenses paid	(20,795)	(17,971)	(4,015)	(2,228)
Foreign exchange (loss) gain	(809)	6,660	—	—

Fair value of plan assets at end of period	$459,566	$361,414	$—	$—

Funded Status	$(130,718)	$(140,221)	$(110,676)	$(59,555)
Unrecognized transition liability	—	1,723	—	—
Unrecognized prior service cost	—	6,607	—	(4,805)
Unrecognized actuarial loss	—	98,763	—	13,252

Net amount recognized	$(130,718)	$(33,128)	$(110,676)	$(51,108)

Amounts Recognized in the Consolidated Balance Sheets
Intangible asset	$—	$8,301	$—	$—
Other assets	1,894	—	—	—
Accrued salaries, wages and employee benefits	(457)	—	(4,328)	—
Accrued Benefit Obligations	(132,155)	(96,059)	(106,348)	(51,108)
Accumulated pretax charge to other comprehensive income	—	54,630	—	—

Net asset/(liability) recognized, end of year	$(130,718)	$(33,128)	$(110,676)	$(51,108)

CONSOLIDATED FINANCIAL STATEMENTS
The accumulated benefit obligation for all defined benefit pension plans was $526.2 million and $452.6 million at December 31, 2006 and 2005, respectively.
The amounts recognized in accumulated other comprehensive income at December 31, 2006, after of the implementation of FAS 158, are as follows ($000s):

	Pension	Other
	Benefits	Benefit Plans

Transition obligation	$1,530	$—
Prior service cost	6,440	(4,462)
Net actuarial (gain)/loss	80,408	12,212

	$88,378	$7,750

The amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit in 2007 is as follows ($000s):

	Pension	Other
	Benefits	Benefit Plans

Amortization of transition liability	$194	$—
Amortization of prior service cost	2,378	(344)
Amortization of net actuarial loss	2,949	378
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Service cost	$21,720	$16,918	$2,026	$1,450
Interest cost	28,733	24,537	4,485	2,736
Expected return on plan assets	(29,519)	(24,388)	—	—
Amortization of transition liability	200	187	—	—
Amortization of prior service cost	2,252	1,296	(348)	(329)
Amortization of net actuarial loss	5,760	3,349	458	98

Net periodic benefit cost	$29,146	$21,899	$6,621	$3,955

Information for pension plans with an accumulated benefit obligation in excess of plan assets ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Projected benefit obligation	$534,151	$501,635	$110,676	$59,555
Accumulated benefit obligation	472,147	452,619	110,676	59,555
Fair value of plan assets	401,545	361,414	—	—
The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.

Gerdau Ameristeel 2006 Annual Report

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005

Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%
Expected long-term return on plan assets	7.00% to 8.40%	7.25% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit costs for the year ended December 31,
Discount rate	5.00% to 5.75%	5.75% to 6.00%	5.00% to 5.75%	5.75% to 6.00%
Expected long-term return on plan assets	7.25% to 8.40%	7.50% to 8.40%	N/A	N/A
Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A
Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	8.50% to 11.0%	9.50% to 12.0%
Health cost trend rate — ultimate	N/A	N/A	5.50%	5.50%
Year in which ultimate rate is reached	N/A	N/A	2010 to 2013	2010 to 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assume health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point Increase	Point Decrease

Effect on total of service cost and interest cost	$1,144	$(897)
Effect on postretirement benefit obligation	16,799	(13,609)
PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows:

	Plan Assets at December 31,
	2006	2005

Asset Category
Equity securities	66.8%	66.3%
Debt securities	31.5%	31.7%
Other	1.7%	2.0%

Total	100.0%	100.0%

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
The asset mix policy will consider the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 65% — 75% in equity securities and 35% — 25% in debt securities.

CONSOLIDATED FINANCIAL STATEMENTS
BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

	Pension Benefits	Other Benefit Plans

2007	$22,465	$4,698
2008	23,561	5,096
2009	24,941	5,429
2010	26,467	5,794
2011	28,080	6,119
2012 to 2016	170,644	35,497
CONTRIBUTIONS
The Company expects to contribute $34.8 million to its pension plans in 2007.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. The Company entered into interest rate swaps to reduce its exposure to changes in the fair value of its Senior Notes. The agreements have a notional value of $200 million and expiration dates of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2006, was approximately $9.5 million.
NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

December 31, 2006 Common	Unlimited	305,376,603	$1,016,287

December 31, 2005 Common	Unlimited	304,471,493	$1,010,341

During the year ended December 31, 2006, the Company declared and paid total cash dividends of $0.30 per common share to shareholders.
At December 31, the components of accumulated other comprehensive income were as follows ($000’s):

	2006	2005

Cumulative foreign currency translation adjustments, net of taxes	$68,354	$68,347
Minimum pension liability adjustments, net of taxes	(60,181)	(35,084)

Total	$8,173	$33,263

Gerdau Ameristeel 2006 Annual Report
EARNINGS PER SHARE
The following table identifies the components of basic and diluted earnings per share ($000s except per share data:

	Year Ended December 31,
	2006	2005

Basic earnings per share:
Basic net earnings	$378,646	$295,497
Average shares outstanding	304,992,828	304,276,512
Basic net earnings per share	$1.24	$0.97
Diluted earnings per share:
Diluted net earnings	$378,646	$295,497
Diluted average shares outstanding:
Average shares outstanding	304,992,828	304,276,512
Dilutive effect of stock options	936,484	1,175,460
	305,929,312	305,451,972
Diluted net earnings per share	$1.24	$0.97

At December 31, 2006, options to purchase 211,500 (593,000 at December 31, 2005) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14.0 million was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this

CONSOLIDATED FINANCIAL STATEMENTS
plan. An award of approximately $6.6 million was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. These awards are being accrued over the vesting period.
During the year ended December 31, 2006, the Company recognized $0.4 million of stock compensation costs related to the options issued during 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2006 was approximately $0.5 million and the weighted-average period of time over which this cost will be recognized is 3 years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the first quarter of 2006:

2006

Risk free interest rate	4.68%
Expected life	6.25 years
Expected volatility	47.39%
Expected dividend yield	0.80%

Under the employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued to the trust.
The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The

Gerdau Ameristeel 2006 Annual Report
director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $0.8 million and $0.5 million at December 31, 2006 and 2005, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2006, there were 1,172,229 and 1,216,033 respectively of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. For the year ended December 31, 2006, the Company recorded an expense related to SARs of $20.4 million as compared to a reduction in expense of $3.0 million for the years ended December 31, 2005. No further awards will be granted under these prior plans.
The following table summarizes stock options outstanding as of December 31, 2006, as well as activity during the year then ended:

	Year Ended December 31, 2006
		Weighted-Average
	Number of Shares	Exercise Price

Outstanding, beginning of period	2,264,576	$6.42
Granted	202,478	9.50
Exercised	(664,203)	1.85
Forfeited	(2,840)	1.80
Expired	(381,500)	17.70

Outstanding, end of period	1,418,511	$5.37

Options exercisable	1,216,033

(a) At December 31, 2006, the weighted-average remaining contractual life of options outstanding was 4.56 years.
At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable were both $7.0 million. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
The grant date fair value of stock options granted during the year ended December 31, 2006 was $4.88.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2006 are provided in the following table ($000s):

2006

Proceeds from stock options exercised	$1,290
Tax benefit related to stock options exercised	1,998
Intrinsic value of stock options exercised	4,694

CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-Average
Exercise Price	Number	Remaining	Weighted-Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable

$1.32 to $1.43	276,943	3.5	$1.39	276,943
$1.80 to $1.91	452,357	4.3	1.84	452,357
$2.11 to $2.96	275,233	2.6	2.66	275,233
$9.50	202,478	9.2	9.50	—
$15.94 to $19.73 (1)	205,500	0.8	17.62	205,500
$20.17 to $27.46 (1)	6,000	0.1	20.72	6,000

	1,418,511			1,216,033

Note: (1)	these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2006.
NOTE 15 — CONTINGENCIES AND COMMITMENTS
ENVIRONMENTAL
As the Company is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards. The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces. Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance. While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that the Company believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred. In addition, the Company has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $22.2 million and $16.4 million as of December 31, 2006 and 2005, respectively. Of the $22.2 million of costs recorded as a liability at December 31, 2006, the Company expects to pay approximately $12.2 million during the year ended December 31, 2007.
Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third-party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable.

Gerdau Ameristeel 2006 Annual Report
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
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company is included in this action because the Company allegedly shipped EAF dust to the Pelham site. The Company previously accrued $1.6 million in respect of this claim. During the second quarter of 2006, the Company and the EPA reached an agreement in principle to settle this claim. Pursuant to a proposed settlement agreement signed in August 2006, the Company agreed to pay the EPA a total of $7.25 million to settle the claim and, as a result, recorded an expense of $5.65 million during the second quarter of 2006. The settlement agreement was subject to public comment (which has occurred), EPA approval and Court approval. The Company expects the settlement agreement to be approved by the Court in the second quarter of 2007.
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
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ending December 31,	Amount

2007	$12,994
2008	10,391
2009	8,466
2010	7,476
2011	7,201
Thereafter	27,115

$73,643

Rent expense related to operating leases was $27.9 million and $26.4 million for the years ended December 31, 2006 and 2005, respectively.
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

CONSOLIDATED FINANCIAL STATEMENTS
service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 16 — OTHER OPERATING EXPENSE
Other operating expense, net for the year ended December 31, 2006, consist of a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset Act, and the repayment by former members of management of certain loans that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start up costs of the Beaumont mill following the 2005 labor disruption. Included in the environmental claims expense is an additional $5.65 million that was reserved in connection with the proposed settlement of a claim related to a Superfund Site in Pelham, Georgia. (See Note 15)
Other operating expense, net for the year ended December 31, 2005, consist primarily of $14 million of fixed costs associated with the idled Beaumont, Texas steel mill facility and a $3.3 million write-down on certain assets held for sale. These expenses were partially offset by $1.1 million collected under the U.S. Continued Dumping Subsidy Offset Act and other miscellaneous receipts.
NOTE 17 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator grinding rails, grinding balls, wire mesh and collated nails. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes: corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.
Operational results for the two business segments and other financial data based on the geographic location of those operations for the years ended December 31 are presented below ($000s):

Gerdau Ameristeel 2006 Annual Report

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

Revenue from external customers:
Steel mills	$3,517,940	$3,087,160
Downstream products	946,263	809,983

Total	$4,464,203	$3,897,143

Inter-company sales:
Steel mills	$490,260	$439,932
Downstream products	—	—
Corp/eliminations/other	(490,260)	(439,932)

Total	$—	$—

Total sales:
Steel mills	$4,008,200	$3,527,092
Downstream products	946,263	809,983
Corp/eliminations/other	(490,260)	(439,932)

Total	$4,464,203	$3,897,143

Operating income (loss):
Steel mills	$511,410	$401,747
Downstream products	61,379	46,420
Corp/eliminations/other	(59,847)	(47,662)

Total	$512,942	$400,505

Depreciation and amortization expense:
Steel mills	121,655	82,972
Downstream products	9,072	7,939
Corp/eliminations/other	15,763	14,780

Total	$146,490	$105,691

Segment assets:
Steel mills	$2,131,872	$1,840,562
Downstream products	497,664	284,752
Corp/eliminations/other	546,852	704,137

Total	$3,176,388	$2,829,451

Segment goodwill:
Steel mills	$148,150	$90,889
Downstream products	104,449	31,827
Corp/eliminations/other	—	—

Total	$252,599	$122,716

Capital expenditures:
Steel mills	$177,755	$119,416
Downstream products	18,578	5,237
Corp/eliminations/other	18,030	11,211

Total	$214,363	$135,864

Geographic data is as follows:

	United States	Canada	Total

December 31, 2006
Revenue from external customers	$3,571,152	$893,051	$4,464,203
Property, plant and equipment	810,450	309,008	1,119,458

December 31, 2005
Revenue from external customers	$3,078,901	$818,242	$3,897,143
Property, plant and equipment	660,404	295,197	955,601

CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006 and December 31, 2005 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries like AmeriSteel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
 (US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets
Cash and cash equivalents	$7,885	$16,025	$84,946	$380	$—	$109,236
Restricted cash	—	—	498	—	—	498
Short-term investments	—	—	123,430	—	—	123,430
Accounts receivable, net	—	45,089	298,580	117,159	—	460,828
Intercompany accounts receivable	—	—	725,576	—	(725,576)	—
Inventories	—	98,581	645,360	76,544	—	820,485
Deferred tax assets	—	—	34,909	3,629	—	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977
Income taxes receivable		204	22,934	485	—	23,623
Other current assets	14	3,053	12,050	2,311	—	17,428

Total Current Assets	7,899	162,952	1,948,283	203,485	(725,576)	1,597,043

Investments in Subsidiaries	445,946	1,083,008	742,192	—	(2,103,680)	167,466
Property, Plant and Equipment	—	223,946	796,972	98,540	—	1,119,458
Goodwill	—	—	118,029	134,570	—	252,599
Deferred Financing Costs	9,210	454	2,342	23	—	12,029
Deferred Tax Assets	—	15,937	(2,989)	—	—	12,948
Other Assets	—	(832)	6,108	9,569	—	14,845

TOTAL ASSETS	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$36,757	$264,104	$16,564	$—	$317,425
Intercompany accounts payable	4,355	92,894	—	154,528	(251,777)	—
Accrued salaries, wages and employee benefits	—	8,379	78,294	23,564	—	110,237
Accrued interest	19,258	41	1,610	—	—	20,909
Income taxes payable	5	121	17,287	2,065	—	19,478
Accrued sales, use and property taxes	—	549	6,852	623	—	8,024
Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443
Other current liabilities	—	3,251	16,176	2,296	—	21,723
Current portion of long-term borrowings	—	118	85	11	—	214

Total Current Liabilities	23,618	142,110	396,646	215,094	(251,777)	525,691

Long-term Borrowings, Less Current Portion	399,638	185	31,600	18	—	431,441
Related Party Borrowings	—	—	466,049	7,750	(473,799)	—
Accrued Benefit Obligation	—	74,602	106,814	57,087	—	238,503
Long-term Environmental reserve, Less Current Portion	—	—	9,993	—	—	9,993
Other Liabilities	—	4,229	33,853	—	—	38,082
Deferred Tax Liabilities	—	—	57,465	(4,502)	—	52,963
Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,126	1,102,420	303,028	(725,576)	1,324,254

Shareholders’ Equity
Capital stock	61,109	1,320,313	1,844,030	45,266	(2,254,431)	1,016,287
Retained earnings	(11,679)	3,472	696,881	127,396	11,604	827,674
Accumulated other comprehensive income	(9,631)	(59,446)	(32,394)	(29,503)	139,147	8,173

TOTAL SHAREHOLDERS’ EQUITY	39,799	1,264,339	2,508,517	143,159	(2,103,680)	1,852,134

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$463,055	$1,485,465	$3,610,937	$446,187	$(2,829,256)	$3,176,388

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets
Cash and cash equivalents	$5,413	$21,233	$386,995	$618	$—	$414,259
Restricted cash	—	—	473	—	—	473
Accounts receivable, net	—	55,717	287,298	1,743	—	344,758
Inventories	—	107,584	634,749	2,832	—	745,165
Deferred tax assets	—	—	23,212	—	—	23,212
Other current assets	2	5,775	17,343	116	—	23,236

Total Current Assets	5,415	190,309	1,350,070	5,309	—	1,551,103

Investments in Subsidiaries	445,946	1,201,423	719,544	8,785	(2,222,259)	153,439
Property, Plant and Equipment	—	204,092	748,385	3,124	—	955,601
Goodwill	—	—	118,029	4,687	—	122,716
Deferred Financing Costs	10,923	568	2,931	29	—	14,451
Deferred Tax Assets	—	28,937	(5,513)	—	—	23,424
Other Assets	—	8,301	416	—	—	8,717

TOTAL ASSETS	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$—	$58,037	$248,001	$635	$—	$306,673
Intercompany account payable	1,707	12,512	(28,461)	(129,609)	143,851	—
Accrued salaries, wages and employee benefits	—	7,129	59,541	74	—	66,744
Accrued interest	19,259	1,303	441	—	—	21,003
Income taxes payable	(164)	160	11,893	1,251	—	13,140
Accrued sales, use and property taxes	—	(539)	5,090	47	—	4,598
Current portion of long-term environmental reserve	—	—	3,325	—	—	3,325
Rebates payable	—	—	—	—	—	—
Other current liabilities	—	8,235	10,203	116	—	18,554
Current portion of long-term borrowings	—	146	421	447	—	1,014

Total Current Liabilities	20,802	86,983	310,454	(127,039)	143,851	435,051

Long-term Borrowings, Less Current Portion	398,780	304	31,705	1,948	—	432,737
Convertible Debentures	—	96,594	—	—	—	96,594
Related Party Borrowings	4,385	66,930	72,025	511	(143,851)	—
Accrued Benefit Obligations	—	94,575	52,592	—	—	147,167
Long-term Environmental Reserve, Less Current Portion	—	—	13,083	—		13,083
Other Liabilities	—	7,451	44,712	—	—	52,163
Deferred Tax Liabilities	—	—	67,804	833	—	68,637

TOTAL LIABILITIES	423,967	352,837	592,375	(123,747)	—	1,245,432

Shareholders’ Equity
Capital Stock	61,109	1,306,675	1,937,484	35,136	(2,330,063)	1,010,341
Retained earnings	(13,161)	36,301	408,113	137,316	(28,154)	540,415
Accumulated other comprehensive income	(9,631)	(62,183)	(4,110)	(26,771)	135,958	33,263

TOTAL SHAREHOLDERS’ EQUITY	38,317	1,280,793	2,341,487	145,681	(2,222,259)	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$462,284	$1,633,630	$2,933,862	$21,934	$(2,222,259)	$2,829,451

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

NET SALES	$—	$628,531	$3,587,622	$248,050	$4,464,203
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	542,755	2,865,087	202,970	3,610,812
Selling and administrative	—	19,138	165,130	7,510	191,778
Depreciation	—	20,805	117,614	4,565	142,984
Other operating (income) expense, net	—	(5,892)	12,420	(841)	5,687

	—	576,806	3,160,251	214,204	3,951,261

INCOME FROM OPERATIONS	—	51,725	427,371	33,846	512,942
EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	115,606	—	115,606
INCOME BEFORE OTHER EXPENSES, INCOME TAXES AND MINORITY INTEREST	—	51,725	542,977	33,846	628,548

OTHER EXPENSES
Interest, net	42,604	14,365	(14,139)	789	43,619
Foreign exchange loss (gain), net	—	782	413	(60)	1,135
Amortization of intangible assets	2,112	122	797	475	3,506

	44,716	15,269	(12,929)	1,204	48,260

(LOSS) INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	(44,716)	36,456	555,906	32,642	580,288
INCOME TAX EXPENSE (BENEFIT)	619	6,725	191,589	(4)	198,929
(LOSS) INCOME BEFORE MINORITY INTEREST	(45,335)	29,731	364,317	32,646	381,359
MINORITY INTEREST	—	—	—	2,713	2,713
(LOSS) INCOME BEFORE STOCK DIVIDENDS	(45,335)	29,731	364,317	29,933	378,646
STOCK DIVIDENDS	(46,819)	(27,648)	74,467	—	—

NET INCOME	$1,484	$57,379	$289,850	$29,933	$378,646

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

NET SALES	$—	$578,008	$3,293,657	$25,478	$3,897,143
OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	—	507,879	2,723,417	22,569	3,253,865
Selling and administrative	—	16,179	108,051	1,328	125,558
Depreciation	—	21,064	81,772	199	103,035
Other operating expense (income), net	—	(537)	14,776	(59)	14,180

	—	544,585	2,928,016	24,037	3,496,638

INCOME (LOSS) FROM OPERATIONS	—	33,423	365,641	1,441	400,505
EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	91,201	—	91,201
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	33,423	456,842	1,441	491,706

OTHER EXPENSES
Interest, net	43,147	1,172	5,935	166	50,420
Foreign exchange (gain) loss, net	12	(391)	(1,190)	15	(1,554)
Amortization of deferred financing costs	1,558	45	1,048	5	2,656

	44,717	826	5,793	186	51,522

(LOSS) INCOME BEFORE INCOME TAXES	(44,717)	32,597	451,049	1,255	440,184
INCOME TAX EXPENSE	1,114	8,397	134,076	1,100	144,687
(LOSS) INCOME BEFORE STOCK DIVIDENDS	(45,831)	24,200	316,973	155	295,497
STOCK DIVIDENDS	(35,240)	(18,868)	54,108	—	—

NET INCOME	$(10,591)	$43,068	$262,865	$155	$295,497

Gerdau Ameristeel 2006 Annual Report
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

OPERATING ACTIVITIES
Net income	$1,484	$57,379	$289,850	$29,933	$378,646
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	2,713	2,713
Depreciation	—	20,805	117,614	4,565	142,984
Amortization	2,112	122	797	475	3,506
Write off unamortized fair value market adjustment	—	5,604	—	—	5,604
Deferred income taxes	—	11,917	(7,720)	(2,212)	1,985
Gain on disposition of property, plant and equipment	—	—	(5,020)	(3,894)	(8,914)
Income from 50% owned joint ventures	—	—	(115,606)	—	(115,606)
Distributions from joint ventures	—	—	101,576	—	101,576
Melt shop closure expenses	—	—	9,400	—	9,400

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	11,437	(9,025)	21,071	23,483
Inventories	—	8,974	(11,804)	(7,764)	(10,594)
Other assets	(12)	(1,302)	(21,506)	2,348	(20,472)
Liabilities	146	(11,004)	(346,301)	351,016	(6,143)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,730	103,932	2,255	398,251	508,168

INVESTING ACTIVITIES
Intercompany investments	—	131,116	(13,460)	(117,656)	—
Additions to property, plant and equipment	—	(40,051)	(163,479)	(10,833)	(214,363)
Proceeds received from disposition of property, plant and equipment	—	—	6,705	7,405	14,110
Acquisitions	—	—	(7,692)	(207,246)	(214,938)
Opening cash from acquisitions	—	—	—	21,934	21,934
Purchases of short-term investments	—	—	(1,531,535)	—	(1,531,535)
Sales of short-term investments	—	—	1,408,105	—	1,408,105

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	—	91,065	(301,356)	(306,396)	(516,687)

FINANCING ACTIVITIES
Payments on term loans	(859)	(114)	(2,923)	(3,600)	(7,496)
Retirement of Sheffield Steel Bonds	—	—	—	(88,493)	(88,493)
Retirement of convertible debentures	—	(111,990)	—	—	(111,990)
Additions to deferred financing costs	(399)	(5)	—	—	(404)
Cash dividends	—	(91,387)	—	—	(91,387)
Proceeds from issuance of employee stock purchases	—	1,290	—	—	1,290
Excess tax benefits from share-based payment arrangements	—	1,998	—	—	1,998
Change in restricted cash	—	—	(25)	—	(25)

NET CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	(1,258)	(200,208)	(2,948)	(92,093)	(296,507)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	3
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(302,049)	(238)	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$84,946	$380	$109,236

CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	CONSOLIDATED

OPERATING ACTIVITIES
Net (loss) income	$(10,591)	$43,068	$262,865	$155	$295,497
Adjustment to reconcile net (loss) income to net cash provided by (used for) operating activities:
Depreciation	—	21,064	81,772	199	103,035
Amortization	1,558	45	1,048	5	2,656
Deferred income taxes	—	(8,005)	25,261	—	17,256
Loss on disposition of property, plant and equipment	—	—	3,328	—	3,328
Income from 50% owned joint ventures	—	—	(91,201)		(91,201)
Distributions from joint ventures	—	—	115,828		115,828
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	12,336	6,705	(143)	18,898
Inventories	—	23,943	88,768	345	113,056
Other assets	—	(2,748)	1,469	(5)	(1,284)
Liabilities	13,652	356,451	(368,079)	(637)	1,387

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	4,619	446,154	127,764	(81)	578,456

INVESTING ACTIVITIES
Intercompany investment/stock issuance	—	(385,320)	385,029	291	—
Additions to property, plant and equipment	—	(24,809)	(110,903)	(152)	(135,864)
Proceeds received from disposition of property, plant and equipment	—	—	6,444	—	6,444
Acquisitions	—	—	(49,654)	—	(49,654)
Sales of short term investments	—	—	148,650	—	148,650
Purchases of short term investments	—	—	(148,650)	—	(148,650)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	—	(410,129)	230,916	139	(179,074)

FINANCING ACTIVITIES
Payments on term loans	794	(125)	(4,721)	(340)	(4,392)
Additions to deferred financing costs	—	(515)	(2,976)	—	(3,491)
Cash dividends	—	(66,935)	—	—	(66,935)
Change in restricted cash	—	—	(8)	—	(8)
Proceeds from issuance of employee stock purchases		823	—	—	823
Excess tax benefits from share-based payment arrangements	—	1,007	—	—	1,007

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	794	(65,745)	(7,705)	(340)	(72,996)

Effect of exchange rate changes	—	(259)	—	—	(259)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,413	(29,979)	350,975	(282)	326,127

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	—	51,212	36,020	900	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,413	$21,233	$386,995	$618	$414,259

ADDITIONAL DISCLOSURE
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.
(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2006, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
(c) Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided on page 29 in the registrant’s audited consolidated financial statements is incorporated by reference herein.
(d) Attestation Report of the Registered Public Accounting Firm. The disclosure provided on page 31 of the registrant’s audited consolidated financial statements is incorporated by reference herein.
(e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2006, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR.
None.
AUDIT COMMITTEE FINANCIAL EXPERT.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

CODE OF ETHICS.
The registrant has adopted a code of ethics that applies to its senior executive officers, including its chief executive officer, chief financial officer, the controller and all of the other persons employed by the registrant or its subsidiaries who have significant responsibility for preparing or overseeing the preparation of the registrant’s financial statements and other financial data included in the registrant’s periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the registrant (“Code of Ethics Applicable to Senior Executives”). The registrant has also adopted a code of ethics and business conduct (“Code of Ethics and Business Conduct”) that is applicable to all directors, officers and employees. You can view our Code of Ethics Applicable to Senior Executives and Code of Ethics and Business Conduct on our website at www.gerdauameristeel.com
PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The required disclosure is included under the heading “Audit Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
PRE-APPROVAL POLICIES AND PROCEDURES.
The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
OFF-BALANCE SHEET ARRANGEMENTS.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE
Director Independence
The required disclosure is included under the heading “Director Independence” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Presiding Director at Meetings
The required disclosure is included under the heading “Presiding Director at Meetings” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Communication with Non-Management Directors
The required disclosure is included under the heading “Communication with Non-Management Directors” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Corporate Governance
The required disclosure is included under the heading “Corporate Governance” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.
Board Committee Mandates
The required disclosure is included under the heading “Board Committee Mandates” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. UNDERTAKING.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. CONSENT TO SERVICE OF PROCESS.
The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2007.

GERDAU AMERISTEEL CORPORATION

By:	/s/ Mario Longhi

Mario Longhi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Opinion of Ernst & Young LLP

99.6	Consent of Ernst & Young LLP

99.7	Consent of PricewaterhouseCoopers LLP