Form 40-F/A
period 2006-12-31
GERDAU AMERISTEEL CORP
filed 2007-10-10
CIK 1203748

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
Amendment No. 1 to Form 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006           Commission file number: 333-101591
GERDAU AMERISTEEL CORPORATION
(Exact name of registrant as specified in its charter)

Canada	3312	98-0429538
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)
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
Yes    ☑                     No    ☐

EXPLANATORY NOTE
Pursuant to this Amendment No. 1 to Gerdau Ameristeel Corporation’s (the “Company”) Annual Report on Form 40-F, the Company has revised the footnote presentation of historical financial information related to its subsidiary guarantors. This amendment revises financial statements as at and for the years ended December 31, 2006 and 2005. Revisions have also been made to the financial statements as at March 31, 2007 and for the three months ended March 31, 2007 and 2006, filed by the Company on Form 6-K today.
The revisions do not affect the Company’s consolidated financial position or consolidated results of operations for any of the affected periods, nor do the changes adversely impact its compliance with debt covenants or ratios. The revisions have been made in the condensed consolidating financial information regarding the Company, GUSAP Partners and the combined guarantors and the combined non-guarantors of the Company’s senior notes presented in the footnotes to the financial statements. This data is required under U.S. securities laws to be presented in the notes to the Company’s financial statements for so long as the senior notes are outstanding. The previously reported financial information did not reflect the investment in subsidiaries under the equity method. Additionally, a subsidiary which was a guarantor subsidiary was incorrectly classified as a non-guarantor subsidiary.
The revisions for the three and six months ended June 30, 2007 were reflected in the Company’s financial statements for the six months ended June 30, 2007, filed previously on Form 6-K dated August 8, 2007. The revised financial statements being filed revise the notes as at and for the years ended December 31, 2006 and 2005 (and, by separate filing on Form 6-K, as at March 31, 2007 and for the three months ended March 31, 2007 and 2006).
The Company has discussed the matters in this release with Deloitte & Touche LLP, its independent registered public accounting firm, and PricewaterhouseCoopers LLP, its former independent registered public accounting firm.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A.   UNDERTAKING.
The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.
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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 9, 2007.

GERDAU AMERISTEEL CORPORATION
By:	/s/ Mario Longhi
Mario Longhi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1	Revised Audited Consolidated Financial Statements for the fiscal year ended December 31, 2006 and 2005 and related notes and the auditors’ report thereon.

2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

4	Section 1350 Certification of Chief Executive Officer

5	Section 1350 Certification of Chief Financial Officer

6	Consent of PricewaterhouseCoopers LLP

7	Report and Consent of Ernst & Young LLP