Form 40-F
period 2007-12-31
GERDAU AMERISTEEL CORP
filed 2008-03-25
CIK 1203748

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007 Commission file number: 333-101591
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 432,463,184
Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
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
Yes ☑ No ☐

FORM 40-F
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:
(a) Renewal Annual Information Form dated March 25, 2008;
(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007; and
(c) Consolidated Financial Statements for the fiscal year ended December 31, 2007.

GERDAU AMERISTEEL CORPORATION
ANNUAL INFORMATION FORM
MARCH 25, 2008

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCY AND FINANCIAL INFORMATION	2
OVERVIEW	2
CORPORATE STRUCTURE	3
OPERATING STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
NARRATIVE DESCRIPTION OF THE BUSINESS	7
RISK FACTORS	17
ENVIRONMENTAL AND REGULATORY MATTERS	25
EMPLOYEES	28
MANAGEMENT’S DISCUSSION AND ANALYSIS	28
MARKET FOR SECURITIES	28
DIVIDENDS	29
DIRECTORS AND OFFICERS	30
DIRECTOR INDEPENDENCE	33
PRESIDING DIRECTOR AT MEETINGS	34
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS	34
CORPORATE GOVERNANCE	34
BOARD COMMITTEE MANDATES	35
LEGAL PROCEEDINGS	35
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35
AUDITORS, TRANSFER AGENT AND REGISTRAR	36
AUDIT FEES	36
INTEREST OF EXPERTS	37
AUDIT COMMITTEE	37
STANDARDS OF BUSINESS CONDUCT	38
MATERIAL CONTRACTS	38
ADDITIONAL INFORMATION	39
SCHEDULE A - LIST OF SUBSIDIARIES	40
SCHEDULE B - AUDIT COMMITTEE CHARTER	41
 - i -

As used in this document, unless the context otherwise requires, (i) “we”, “us” and “our”, the “Company” and “Gerdau Ameristeel” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, (ii) “Ameristeel” refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), and (iii) “Gerdau North America” refers to the North American operations of Gerdau S.A. on or before October 23, 2002. . Unless otherwise indicated, all information in this Annual Information Form is given as of March 25, 2008.
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
     Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral Steel Company and achieve synergies; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required by the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; interest rate risk; currency exchange rate fluctuations; the accuracy of estimates used in the preparation of the Company’s financial statements; the loss of key employees; actions or potential actions taken by our principal stockholder, Gerdau S.A.; the liquidity of the Company’s short term investments, including investments in auction rate securities; and the Company’s reliance on joint ventures that it does not control.
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
OVERVIEW
     Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of approximately 12.0 million tons of mill finished steel products. Through its vertically integrated network of 19 mills (including one 50% owned minimill), 19 scrap recycling facilities and 61 downstream operations (including eight joint venture fabrication facilities), Gerdau Ameristeel primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, mining, automotive, cellular and electrical transmission, and equipment manufacturing.

     The Company’s operations are segmented into two operating divisions, minimills and downstream operations.
     Minimills. Gerdau Ameristeel owns and operates 15 minimills in the United States and three in Canada and also has a 50% interest in the Gallatin minimill located in Kentucky, a joint venture with ArcelorMittal Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and, through our joint venture, flat rolled sheet. For the year ended December 31, 2007, third party shipments were approximately 6.9 million tons of mill finished steel products. Over 90% of the raw material feed for the minimill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Nine of the minimills are provided with scrap by an internal network of 19 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills’ primary raw material.
     Downstream operations. Gerdau Ameristeel has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our minimills. For the year ended December 31, 2007, our downstream shipments were approximately 1.4 million tons of processed steel products, representing approximately 16.8% of total finished steel shipments and generating approximately 21.8% of our net sales. Our downstream operations consist of rebar fabrication and epoxy coating, railroad spike operations, cold drawn plants, super light beam processing and the production of elevator guide rails, wire mesh, collated nails, wire drawing, fence posts and grinding balls.
CORPORATE STRUCTURE
Name and Incorporation
     Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Company was continued under the Canada Business Corporations Act on May 25, 2006.
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
     Subsequent to incorporation, the following amendments to the Company’s articles and constating documents were made:
•	December 27, 1985 – Co-Steel was amalgamated with its subsidiary, Lake Ontario Steel Company Limited;

•	June 10, 1986 – the name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the first preference shares) was reclassified and subdivided into two multiple voting shares and three subordinate voting shares;

•	December 31, 1993 – all of the outstanding multiple voting shares of the Company were automatically converted into subordinate voting shares;

•	April 27, 1994 – the subordinate voting shares were re-designated as the common shares of the Company (the “Common Shares”);

•	December 31, 2000 – 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

•	October 23, 2002 – the name was changed to Gerdau Ameristeel Corporation;

•	May 6, 2003 – By-law No. A2, which amended the Company’s general by-law, was approved by the Company’s shareholders;

•	September 26, 2003 – Gerdau Ameristeel amalgamated with its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited; and

•	May 10, 2006 – By-Law No, 1, which superseded the Company’s general by-law, was approved by the company’s shareholders;

•	May 25, 2006 – Gerdau Ameristeel was continued under the Canada Business Corporations Act.

•	May 14, 2007 – the Company’s Articles of Continuance were amended to allow the Board of Directors to appoint one or more additional directors between annual meetings.
OPERATING STRUCTURE
     Gerdau Ameristeel conducts its operations directly and indirectly through subsidiaries and joint ventures in Canada and the United States. Schedule A to this Annual Information Form lists the Company’s subsidiaries that are owned 50% or more and their jurisdiction of incorporation. Unless otherwise indicated, all entities are 100%-owned and are owned directly or indirectly through an intermediate holding company.
GENERAL DEVELOPMENT OF THE BUSINESS
History
     Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Colombia, Uruguay, Argentina, Peru, Mexico, Spain and, through Gerdau Ameristeel, Canada and the United States. Gerdau S.A’s history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top 20 steel companies in the world. The Gerdau group has global annual manufacturing capacity of 27.2 million short tons of crude steel products, approximately 37,000 employees and total assets exceeding $23.4 billion. For the year ended December 31, 2007, Gerdau S.A. had approximately $12.7 billion in consolidated net sales and a market capitalization of approximately $19.4 billion.
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
     In June 2003, the Company refinanced most of its outstanding debt by issuing $405 million of 10 3/8% senior notes due 2011 and entering into a $350 million senior secured credit facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Following completion of the refinancing, the Company reorganized its subsidiaries to more efficiently integrate its operations and bring its U.S. operations within the same U.S. group.
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
     On September 14, 2007, Gerdau Ameristeel acquired all of the outstanding shares of Chaparral Steel Company (“Chaparral”) for $86 per share in cash, or an aggregate of $4.23 billion. To finance the acquisition of Chaparral, the Company borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility.
     On September 18, 2007, in connection with the acquisition of Chaparral, the Company completed the purchase of 99.96% of Chaparral’s outstanding 10% Senior Notes due 2013 in a tender offer for aggregate cash consideration of $341.6 million. The purchase of the remaining amount of such Senior Notes outstanding was completed on October 2, 2007.
     On October 1, 2007, Gerdau Ameristeel acquired Enco Materials, Inc. Enco operates in the commercial construction materials market and produces fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. The acquisition included eight facilities located in Arkansas, Tennessee and Georgia.
     On November 7, 2007, the Company completed an equity offering of 126.5 million Common Shares in the United States and Canada, including 16.5 million Common Shares issued upon the exercise of the overallotment option. Of the 126.5 million shares issued, Gerdau S.A. purchased approximately 84.1 million of the common shares (including approximately 10.9 million common shares issued to Gerdau S.A. concurrently with the closing of the overallotment option). After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Company’s Common Shares. A portion of the proceeds of this offering of approximately $1.55 billion were used to repay the bridge loan facility in full and $150 million on the term loan facility.
     On February 12, 2008, PCS agreed to acquire the assets of Century Steel (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. The acquisition is expected to close in the second quarter of 2008. Concurrently with the acquisition of CSI, the Company will also pay approximately $68.0 million to increase its equity ownership in PCS to approximately 84%.
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
     In response to these conditions, in March 2002, President Bush imposed a series of tariffs and quotas on certain imported steel products under Section 201 of the Trade Act of 1974. These measures were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation. On November 10, 2003, the World Trade Organization (“WTO”) Appellate Body issued a ruling that upheld an initial WTO panel ruling that declared the Section 201 tariffs on steel imports to be in violation of WTO rules concerning safeguard measures. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs had achieved their purpose and changed economic circumstances indicated it was time to terminate them. International trade negotiations, such as the ongoing Organization for Economic Cooperation and Development steel subsidy agreement negotiations and the WTO Doha Round negotiations, may affect future international trade rules with respect to trade in steel products.
     The North American steel industry has recently experienced some consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill, Incorporated in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007 have further contributed to this consolidation trend. In the past year alone, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc. and United States Steel Corporation acquired Stelco Inc. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.
     The creation of larger and more efficient steel producers resulting from consolidation in the steel industry has strongly contributed to the stabilization of steel prices. As a result, the remaining steel producers have become better positioned to tailor production capacity to market demand and have benefited from scale efficiencies. Such factors have improved steel producers’ ability to reduce costs, negotiate raw material contracts and better respond to the cyclical nature of the steel industry. In addition, the increase in domestic competition from imports observed in early 2000 has diminished, primarily in response to higher steel prices globally, higher transportation costs resulting from fuel price increases and a weaker U.S. dollar.
     The steel industry has demonstrated strong performance in recent years, resulting from the increased demand for steel related products and a continuing consolidation trend among steel producers. Additionally, the domestic U.S. market has experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market.
NARRATIVE DESCRIPTION OF THE BUSINESS
Minimills
     Gerdau Ameristeel operates minimills, which are steel mills that use electric arc furnaces to melt scrap metal by charging it with electricity. During melting of scrap metal, alloys and other ingredients (such as fluxes) are added in measured quantities to achieve desired metallurgical properties. The resulting molten steel is cast into long strands called billets in a continuous casting process. The billets are typically cooled and stored, and then transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction, and then rolled into products such as rebar, merchant bars, structural shapes, rods or special sections. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant and structural products then pass through automated straightening and stacking equipment. Finished products are neatly bundled prior to shipment to customers, typically by rail or truck. In some cases, finished products are shipped by rail to a depot before delivery to customers. The following picture shows the typical steel production process in our minimills:
     All of the minimills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Nine of the Company’s mills are vertically integrated with 19 scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a minimill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, produced by our Midlothian, Petersburg and Selkirk minimills, are shipped greater distances, including overseas.
     The table below presents information regarding the Company’s mills, including the estimated annual production capacity and actual production for the year ended December 31, 2007. Annual melting and rolling capacities are based on the best historical months of production and best rolling mill cycles, respectively, both annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer’s design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

	Approx.	Year ended		Approx.	Year ended
	Annual	December 31,		Annual	December 31,
	Melting	2007	Capacity	Rolling	2007	Capacity
	Capacity	Melting	Utilization	Capacity	Rolling	Utilization
	(Thousands of tons)	Production (1)	Percentage	(Thousands of tons) (1)	Production	Percentage	Products
Beaumont, Texas	560	490	87.5%	560	427	76.3%	Industrial quality rod products
Calvert City, Kentucky	—	—	0.0%	400	329	82.3%	Merchant bar, medium structural channel and beams
Cambridge, Ontario	380	340	89.5%	340	295	86.8%	Merchant bar, rebar and SBQ products
Cartersville, Georgia	960	935	97.4%	650	564	86.8%	Merchant bar, structural shapes and beams
Charlotte, North Carolina	390	326	83.6%	400	316	79.0%	Merchant bar and rebar
Jackson, Tennessee	770	657	85.3%	620	458	73.9%	Merchant bar and rebar
Jacksonville, Florida	670	567	84.6%	700	581	83.0%	Rebar and rods
Joliet, Illinois	—	—	0.0%	90	74	82.2%	Merchant bar and SBQ products
Knoxville, Tennessee	560	516	92.1%	540	473	87.6%	Rebar
Midlothian, Texas (1)	1,790	1,599	89.3%	1,640	1,470	89.6%	Wide flange beams, standard beams, merchant bar quality rounds, special bar quality rounds, rebar, H-piling, flat sheet piling and channels
Perth Amboy, New Jersey	—	—	0.0%	600	429	71.5%	Industrial quality rod products
Petersburg, Virginia (1)	1,010	906	89.7%	990	821	82.9%	Wide flange beams, sheet piling and H-piling
Sand Springs, Oklahoma	720	595	82.6%	630	527	83.7%	Rebar, squares, unit rail, SBQ rounds, merchant bar quality rounds, dowel rod and tee bar
Sayreville, New Jersey	780	625	80.1%	640	536	83.8%	Rebar
Selkirk, Manitoba	430	394	91.6%	400	353	88.3%	Special sections, merchant bar and rebar
St. Paul, Minnesota	550	428	77.8%	460	415	90.2%	Merchant bar quality and special bar quality round bars and rebar
Whitby, Ontario	790	580	73.4%	740	643	86.9%	Merchant bar, structural shapes and rebar
Wilton, Iowa	360	313	86.9%	350	299	85.4%	Merchant bar and rebar

Totals before Gallatin Joint Venture	10,720	9,271	86.5%	10,750	9,010	83.8%
Gallatin, Kentucky (50%) (2)	880	809	91.9%	870	800	92.0%	Hot band flat rolled steel products

Totals including Gallatin Joint	11,600	10,080	86.9%	11,620	9,810	84.4%
Venture

(1)	Data for all minimills is presented for the year ended December 31, 2007, except for the Petersburg, Virginia and Midlothian, Texas minimills, which is presented for the year ended May 31, 2007.

(2)	Includes 50% of the capacity and 50% of the production of the Gallatin minimill, which is a 50%-owned joint venture.
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
Rebar fabrication
     Gerdau Ameristeel operates one of North America’s largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 47 rebar fabricating facilities and four epoxy coating plants that also service the concrete construction industry throughout the United States. The fabricating facilities cut and bend rebar to meet customers’ engineering, architectural and other end-product specifications. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte, Sayreville and Sand Springs minimills. We operate six rebar fabrication facilities through PCS and engage in the rebar placement business on the west coast of the United States. The Company’s rebar fabricating capacity is approximately 1.1 million tons per year. Rebar fabricating capacity at our plant locations ranges from 5,000 tons up to 60,000 tons per year, with an average plant capacity of approximately 33,000 tons per year. Rebar fabricating capacity is management’s best estimate of capacity and requires management’s judgment with respect to many variables such as product mix, product demand and production efficiencies at each of the rebar fabricating facilities. Rebar fabricating capacity is also based, in part, on best historical months of production, annualized.

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
Railroad Spike Operations
     Gerdau Ameristeel owns three railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina; a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas; and 33,000 square foot facility in Sand Springs, Oklahoma. The railroad spike operations purchase steel square bars from the Charlotte and Sand Springs minimills and forge the bars into rail track spikes. These track spikes are generally sold on an annual contract basis to the major railroad companies in North America. Gerdau Ameristeel is one of the leading rail spike producers and sells approximately 50,000 tons of track spikes per year.
Cold Drawn Operations
     Gerdau Ameristeel has two cold drawn plants. The Orrville, Ohio plant is a 45,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is leased by AmeriSteel Bright Bar, Inc., of which a subsidiary of the Company owns 84% and the remaining 16% is owned by members of the plant’s management. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded the Company’s cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, St. Paul, Cambridge and Cartersville minimills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities.
Super Light Beam Processing and Elevator Guide Rails
     Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced largely at the Selkirk minimill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2012. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley’s facility is located on leased property in Winnipeg, Manitoba, near the Selkirk minimill, and processes beams produced by that minimill. Bradley’s lease expires on September 30, 2008.
     SSS/MRM Guide Rail Inc., a 50%-joint venture with Monteferro S.p.A., processes the Selkirk minimill’s guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. The Birds Hill facility is located on property owned by SSS/MRM. The Steinbach facility is located on leased property, with the lease expiring on January, 31, 2009. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.
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

Fence Posts
     Located within the Sand Springs Steel minimill plant site, the post shop has a total production capacity in excess of 25,000 tons per year of tee shaped fence. The production line consists of dual feed tables feeding one of two straighteners followed by a cut to length line. The post stock is then fed into a press where the spade is attached, which is followed by painting, bundling and warehousing.
Wire Drawing
     The Company operates two wire drawing facilities in this business located in Beaumont and Carrollton, Texas. In January, 2008, the Company sold the assets of its wire drawing facility in New Orleans, Louisiana.
Joint Venture
     Gerdau Ameristeel has three 50%-owned joint ventures. The Gallatin minimill is a joint venture with ArcelorMittal Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Manitoba mill’s guide rail sections for elevator manufacturers.
     In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2007, there were $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to ArcelorMittal Dofasco and Gerdau Ameristeel.
Other Properties
     In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida. The Company has signed a contract to sell the Tampa property and expects to close the sale during the second quarter of 2008. The Company has granted an option to purchase the Indiantown property and expects to complete the sale of this property in 2008. The Company has leased the executive office in Tampa, Florida since March 1, 2005. The lease expires on March 1, 2015.

Location	Use	Acreage
Tampa, Florida	Industrial Property	40.0
Indiantown, Florida	Industrial Property	151.5
Products
Merchant bars/special sections
     Merchant bars/special sections refer to merchant bars, structural products, special sections and special bar quality products.
•	Merchant bars consist of rounds, squares, flats, angles, and channels. Merchant bars are generally sold to steel service centers and to manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment. Merchant bars typically require more specialized processing and handling than rebar, including straightening, stacking, and specialized bundling. Due to their variety of shapes and sizes, merchant bars typically are produced in short production runs, necessitating frequent changeovers in rolling mill equipment.

•	Special sections are bar products with singular applications, compared to merchant bar products that can be used in a variety of applications. Special sections include custom shapes for use in the earth moving, material handling and transportation industries. Our special sections products include grader blades for tractors, elevator guide rails, light rails for crane and mine applications, and super light-weight beams for truck trailer cross members.

•	Special bar quality products (SBQ) are merchant bar shapes that have stringent chemical and dimensional tolerance requirements, and are often more costly to produce and command a higher price than smaller dimension bar products. SBQ are widely used in industries such as mining and automobile production and are generally sold to OEMs.
Structural products
     Structural products include wide flange beams, piling products, channels and other shapes, as well as merchant bars three inches or larger in size. Structural products are used in construction and industrial production as well as in a wide variety of manufacturing applications, including such applications as structural support and columns for buildings and industrial sites, foundations and support for trailers and manufactured homes, and soil and water retention applications. Structural products are generally sold to service centers, fabricators and OEMs.
Stock rebar
     Stock rebar refers to straight reinforcing steel bars, ranging from 20 to 60 feet in length and from 10 millimeters to 57 millimeters in diameter. Small diameters of stock rebar may also be sold in coils where the extended lengths provide improved yield performance for rebar fabricators. Stock rebar is sold to companies that either fabricate it themselves or warehouse it for sale to others who fabricate it for reinforced concrete construction. Rebar products are used primarily in two sectors of the construction industry: private commercial building projects, such as institutional buildings, retail sites, commercial offices, apartments, condominiums, hotels, manufacturing facilities and sports stadiums; and infrastructure projects, such as highways, bridges, utilities and water and waste treatment facilities.
Fabricated steel
     Fabricated steel is any steel that is further processed after being rolled by a mill. As a result of the further processing, fabricated steel generally receives a higher price in the market than mill finished products. Stock rebar is fabricated by cutting it to size and bending it into various shapes, and is used in reinforced concrete constructions, such as bridges, roads and buildings. Fabricated steel also includes flats and squares processed at the cold drawn plants, and guide rails, super light-weight beams, wire mesh and nails at other downstream facilities.
Rod
     Rod refers to coiled wire rod. We produce industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries. We sell rod to downstream manufacturers who further process it by cold drawing into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs. Depending on market conditions and availability, some rod from our minimills may be sold to our downstream operations that manufacture wire mesh.
Flat rolled steel
     Flat rolled steel is steel that is rolled flat and then packaged into coils. Gallatin Steel, our joint venture with ArcelorMittal Dofasco Inc., is our only minimill that produces flat rolled sheet. Flat rolled sheet is used in the construction, automotive, appliance, machinery, equipment and packaging industries.

Billets
     Billets are rectangular sections of steel that are formed in a casting process and cut to various lengths. Billets can be sold to other steel producers and finished into steel products. Our melt shops produce billets for conversion in the rolling mills into the finished products listed above, such as rebar, merchant bar, structural shapes and special sections. A small portion of billet production is sold in the open market to other steel producers for rolling into finished products.
Marketing
     The Company’s products are generally sold to steel service centers, fabricators or directly to OEMs throughout the United States and Canada. The products we sell are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. The Company also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.
     In the Company’s rebar fabrication business, the market areas covered are throughout the United States, with plants located in or near most major cities. The Company’s strategy is to have production facilities located in close proximity (normally 200 miles) to customers’ job-sites so that quick delivery times may be provided to satisfy their reinforcing steel needs.
     In general, sales of mill finished products to U.S. customers are centrally managed by the Company’s Tampa sales office and sales to Canadian customers are managed by the Company’s Whitby sales office. The Company has a sales office in Selkirk, Manitoba, for managing sales of special sections and one in Texas for managing sales of structural products. Metallurgical service representatives at the mills provide technical support to the sales group. Sales of the cold drawn and super light beam products are managed by sales representatives located at their respective facilities. Fabricated rebar and elevator guide rails are generally sold through a bidding process in which employees at the Company’s facilities work closely with customers to tailor product requirements, shipping schedules and prices.
     The following table shows information on finished steel shipments to Gerdau Ameristeel’s customers for the years ended December 31, 2006 and 2007:

	Percentage of
	Tons by Customer
	2006	2007 (1)
Fabricators/OEM	45%	39%
Steel service centers	41	48
Wire drawing and wire rod	14	13

Total	100.0%	100.0%

(1)	2007 shipments include Chaparral Steel Company shipments after its acquisition on September 14, 2007.

     For the year ended December 31, 2007, the Company sold products to over 1,500 customers and no one customer comprised 2.6% or greater of its finished steel shipments. The five largest customers comprised approximately 9.6% of finished steel shipments for the year ended December 31, 2007. The following table provides a percentage breakdown of finished steel shipments by customer location for the years ended December 31, 2006 and 2007:

	Percentage of
	Tons by Country
	2006	2007 (1)
United States	84%	85%
Canada	16	14
Mexico	—	1
Other Countries	—	*

Total	100.0%	100.0%

(1)	2007 shipments include Chaparral Steel Company shipments after its acquisition on September 14, 2007.

*	Less than 1%
Competition
Local Competition
     The Company’s geographic market encompasses primarily the United States and Canada. The Company experiences substantial competition in the sale of each of its products from numerous competitors in our markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the minimills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products produced by the Selkirk, Midlothian and Petersburg minimills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.
     The Company’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., ArcelorMittal Inc. and Bayou Steel Corporation. Gallatin Steel competes with numerous other integrated and minimill steel producers.
     Despite the commodity characteristics of the rebar, merchant bar and structural markets, Gerdau Ameristeel believes it distinguishes itself from many of its competitors due to the Company’s large product range, product quality, consistent delivery performance, capacity to service large orders and ability to fill most orders quickly from inventory. The Company believes it produces one of the largest ranges of bar products and shapes. The Company’s product diversity is an important competitive advantage in a market where many customers are looking to fulfill their requirements from a few key suppliers.
Foreign Competition
     All North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of rebar and wire rod products into the U.S. and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.
     On March 5, 2002, President Bush imposed a series of tariffs relating to some imported steel products that were intended to give the domestic steel industry an opportunity to strengthen its competitive position through restructuring and consolidation, and that were to progressively decline in the three years they were to be in effect. Many products and countries were not covered by these tariffs, and numerous foreign steel manufacturers received special product exemptions from these tariffs. According to the American Iron and Steel Institute (“AISI”), the number of exclusions granted is one reason the tariffs did not effectively reduce steel imports. The AISI does point to some early indications that the President’s program worked, including improved operating performance, new stock offerings, increased consolidation activity and partial price restoration for some flat rolled steel products; however, some analysts attribute these developments to other factors such as diminished domestic supply, higher domestic demand, the lower value of the U.S. dollar and recent successful antidumping cases.
     In November 2003, the WTO Appellate Body announced that the U.S. tariffs imposed to protect the U.S. steel industry from imports were illegal under trading rules. On December 4, 2003, President Bush signed a proclamation terminating the steel safeguard tariffs, and announced that the tariffs were being terminated as they had achieved their purpose and changed economic circumstances indicated it was time to terminate the tariffs. However, President Bush also announced that the steel import licensing and monitoring program will continue its work in order to be able to respond to future import surges that could unfairly damage the United States steel industry.
     One of the Company’s subsidiaries, Gerdau Ameristeel Perth Amboy Inc., and the Beaumont facility were parties to a U.S. wire rod antidumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both antidumping and countervailing duties that range from 4% to 369%. The orders entered in this case are undergoing a statutorily required sunset review that began in September 2007. Although there have been increases in rod pricing following the imposition of these duties, a large amount of imported rod continues to enter U.S. markets, particularly from countries not subject to antidumping or countervailing duties such as China. In November 2005, Gerdau Ameristeel was a party to a U.S. wire rod antidumping and countervailing duty case against China, Turkey and Germany that has since been terminated by the International Trade Commission.
     Gerdau Ameristeel US Inc. was a party to a U.S. antidumping investigation against steel producers in a number of countries, including China. On September 7, 2001, the Department of Commerce published an antidumping duty order against rebar producers in eight countries, including Belarus, China, Indonesia, Latvia, Moldova, Poland, South Korea, and the Ukraine. On July 10, 2007, the U.S. International Trade Commission announced its decision to continue these antidumping orders against rebar imported from China, Belarus, Indonesia, Latvia, Moldova, Poland and Ukraine, and to revoke antidumping orders against rebar imported from South Korea. In making its decision, the Commission concluded that revoking the existing antidumping duty orders on rebar from Belarus, China, Indonesia, Latvia, Moldova, Poland and Ukraine would be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time, but that revoking the existing antidumping duty order on this product from South Korea would not. As a significant portion of the U.S. rebar market is serviced by imports, this decision seeks to protect the market from illegally dumped rebar from these countries. The amounts of the duties owed under the order are subject to annual administrative reviews. The current duties for each country are as follows: Belarus—114.53%, China —133%, Indonesia—60.46%—71.01%, Latvia—5.94%, Moldova—232.86%, Poland—47.13%—52.07%, and Ukraine—41.69%.
     The Organization for Economic Cooperation and Development (“OECD”) has initiated a process to address worldwide over-capacity in the steel industry. Although meetings have been held by the OECD Steel Committee to discuss methods to reduce this steel surplus, there is no certainty that such efforts will lead to a satisfactory resolution of this issue. Continuing over-capacity in the steel industry would adversely affect the Company’s ability to compete and affect our sales levels.
     In the beginning of 2004, the global steel supply-demand balance shifted from an apparent surplus to an apparent shortage. With China’s economic growth fueling worldwide steel and raw material demand, steel industry conditions changed dramatically for the better in 2004. However, China’s steel output has increased at double-digit rates, and the global steel industry has witnessed unprecedented escalation of scrap raw material costs and steel prices rose well past historic highs in 2004. These positive trends were further fueled by fluctuations in currency exchange rates and the upturn in the North American and other world economies.
     In 2005, the demand for finished steel in some other regions of the world, particularly China, did not keep pace with the large additions to capacity being brought on line. This factor, along with the undervaluation of certain Asian currencies, most notably China’s, led to a high level of imports into North America from China and elsewhere. As the demand upswing moderated in 2005, there were inventory corrections for both steel producing and steel consuming industries during 2005 after high imports in 2004.
     In 2006, demand for both long and flat steel continued to show strength, but the high level of imports noted during 2005 continued during 2006. Capacity expansion in China and other Asian countries contributed to a record level of imports into North America in 2006. During the last quarter of 2006 these imports peaked, creating an excess of inventories in the distribution system. Many steel producers, including Gerdau Ameristeel, reduced production to meet softer demand.
     In the first half of 2007, demand for steel and steel prices increased as customers bought ahead of price increases caused by increased raw materials costs. The demand for finished steel in the United States weakened in the second half of the year as the economy was impacted by the fall out in residential construction and decreased durable goods orders. Imports decreased moderately from historically high levels, which enable the United States steel producers to maintain production schedules despite weaker demand.
Competitive Strengths
     Leading market position. The Company is the second largest minimill steel producer in North America. Through a network of 19 minimills and 61 downstream operations strategically located throughout the United States and Canada, the Company is able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. The Company’s manufacturing capacity and wide range of shapes and sizes of structural and bar steel products enable it to meet a wide variety of customers’ steel and fabricated product needs. The Company’s broad geographic reach and product diversity, combined with its centralized order management system, makes it particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers. The Company believes the acquisition of Chaparral will enable the Company to more effectively and efficiently service its customers throughout the U.S. market, enhance its geographic reach, improve its cost structure and broaden the range of products it offers to its customers. In particular, the addition of Chaparral’s facilities provides the Company with a geographic presence near some of the most attractive end markets, particularly the northeastern United States (the highest consuming region of structural steel products in North America) and the rapidly growing southwestern United States.
     Vertically integrated operations. The Company’s minimills are integrated with 61 downstream steel fabricating facilities and 19 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for a significant portion of the Company’s minimills’ production and valuable market information on the end-use demand for steel products. The Company’s downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to minimill operations. The Company’s downstream operations also balance some of the cyclicality and volatility of the base minimill business and enable the Company to capture additional value-added margins on the steel produced at its minimills. The Company’s downstream businesses account for approximately 12% of the Company’s total finished steel shipments. The Company’s 19 upstream scrap recycling facilities provide approximately 35% of the Company’s minimill scrap needs, thereby decreasing dependency on third-party scrap suppliers.
     Conservative financial policy and strong cash flow profile. The Company believes that it has recently benefited from a combination of high operating margins and low capital expenditure requirements. The Company will continue to maintain a disciplined approach to its use of assets and will remain committed to maintaining a low leverage profile with a target 35% debt-to-capitalization ratio.
     Scope for future operational improvement. The Company has achieved significant cost savings from the integration of the operations of its facilities through the sharing of best operating practices, freight optimization, minimill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. The Company believes it may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement. The Company expects to achieve additional cost savings from the integration of Chaparral’s operations with the operations of Gerdau Ameristeel.

     Disciplined business system platform. The Company believes that its employees are its most valuable resource and are key to maintaining a competitive advantage. The Company’s corporate culture is geared toward engaging all employees in a common, disciplined business system focused on continuous improvement. The Company has implemented a business system which identifies global industry benchmarks for key operational and safety measures. This system includes training and safety programs and performance-based incentives that are designed to improve performance and motivate employees.
     Strong sponsorship. The Company has enjoyed access to the knowledge base of, and sponsorship from, its parent company, Gerdau S.A., one of the largest long steel producers in the world with a history of over 100 years in the steel industry. We expect to continue to benefit from Gerdau S.A.’s management experience and its expertise in manufacturing. With the talent depth, technical support and financial strength of Gerdau S.A., the Company believes it is strategically positioned to grow and succeed within the North American steel industry.
     Experienced management team. The Company has a growth-oriented senior management team that has significant experience in the manufacturing industry. Management’s extensive experience has been instrumental in the Company’s historical growth and provides a solid base on which to expand its operations. For instance, the Company’s management has a proven track record in successfully managing and integrating acquisitions. The Company intends to apply this experience to the integration of Chaparral Steel Company and to any subsequent acquisitions.
RISK FACTORS
     Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
     The Company competes with numerous foreign and domestic steel producers, largely minimill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
     The cyclical nature of the steel industry and the industries we serve and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
     The North American steel industry is highly cyclical in nature and is affected significantly by prevailing economic conditions in the major world economies. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for our products.
     Market conditions for steel products in the U.S. and Canadian markets have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. Many of the Company’s markets are cyclical in nature, which affects the demand for our finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.

     The Company’s profitability can be adversely affected by increases in raw material and energy costs.
     The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s minimill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap have resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten-year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and cause the Company’s production to decline and materially adversely affect sales and profit margins.
     Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s minimill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
     Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
     Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
     A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
     A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.

     The integration with Chaparral Steel Company may not be successful and may reduce profitability.
     The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of Gerdau Ameristeel, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of time. Diversion of our attention from our existing businesses, as well as problems that may arise in connection with our integration of the operations, may have a material adverse impact on the Company’s revenues and results of operations. Integration may result in additional expenses, which could negatively affect the Company’s results of operations and financial condition. In addition, the Company may discover that it has acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although the Company conducted what it believes to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. The Company may not successfully integrate the business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual pre-tax operating synergies in excess of $75.0 million by the end of 2008. If the benefits of the acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations and financial condition could be materially adversely affected.
     The Company’s participation in the consolidation of the steel industry could adversely affect our business.
     The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of our customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as the recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations or financial condition:
•	the difficulty of integrating the acquired operations and personnel into our existing business;

•	the potential disruption of our ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which we have little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to our venture participants or to third parties as a result of our participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.

     Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
     Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that we can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
     Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for our products.
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
     Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in the Company’s production capabilities would adversely affect productivity and results of operations. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover our losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect our business, results of operations and financial condition.
     The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or our industry and prevent the Company from meeting our obligations under our debt agreements.
     The Company is highly leveraged. The Company borrowed $3.9 billion to fund the acquisition of Chaparral. The Company had $2.4 billion of net indebtedness as of December 31, 2007. Our degree of leverage could have important consequences, including the following:
•	it may limit the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the Company’s ability to declare dividends on our common shares;

•	a portion of the Company’s cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under our existing credit facilities, are at variable rates of interest and expose the Company to the risk of increased interest rates;

•	it may limit the Company’s ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to the Company’s competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be unable to make capital expenditures that are important to our growth and strategies.
     Under the terms of the Company’s existing credit facilities, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The term loan facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The term loan facility is unsecured but provides for a springing lien in off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of certain of the Company’s subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company’s senior secured revolving credit facility also contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the Company’s common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s discretion in the operation of our business.
     Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
     The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on our results of operation and financial condition.
     For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any emissions limits are exceeded. The government authorities typically monitor compliance with these emissions limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.

     EHS Laws relating to health and safety might also have a significant impact on the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and exposure to various potentially hazardous substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our results of operation and financial condition.
     Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust, (also referred to as K061 and other contaminants, that are classified as hazardous and must be properly controlled and disposed under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operation and financial condition.
     Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on our results of operations and financial condition.
     The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2007 to be approximately $15.5 million, with these costs recorded as a liability in our financial statements.
     Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the Company’s business, financial condition, or results of operations.
     The Company is required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
     Please also refer to “Environmental and Regulatory Matters”, which provides an expanded discussion of these matters, including with respect to the potential presence of radioactive materials in the scrap that the Company melts in the electric arc furnaces in the Company’s minimills presents a significant economic exposure and may present a risk to our workers.
     Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on our results of operations and financial condition.
     The Company anticipates that our Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some that have recently taken effect and others that could be in place in the relatively near term. The province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia has proposed its own carbon tax that would take effect in July 2008. These taxes may be the beginning of a trend as jurisdictions across North America continue to consider measures to reduce greenhouse gas emissions. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations and financial condition. Please see the section below on “Environmental and Regulatory Matters” for a broader discussion of initiatives to reduce greenhouse gas emissions.
     By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
     Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company or other producers that have remained solvent.
     The Company’s pension plans are currently underfunded.
     The Company has several pension plans that are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2007, the aggregate value of plan assets of our pension plans (including supplemental retirement plans of the former Co-Steel) was $532.0 million, while the aggregate projected benefit obligation was $663.0 million, resulting in an aggregate deficit of $130.9 million for which we are responsible. We have made cash payments of $33.0 million to our defined benefit pension plan for the year ended December 31, 2007. Funding requirements in future years may be materially higher, depending on market conditions, and may restrict the cash available for our business.
     The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions.
     As at December 31, 2007, approximately 34% of our employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
     The Company may be unable to successfully negotiate new collective bargaining agreements without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial condition and results of operations.

     The Company is exposed to fluctuations in interest rates.
     Certain of the Company’s borrowings, primarily borrowings under the Company’s senior secured credit facility and the term loan facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness would increase and the Company’s net income would decrease. Significant changes in interest rates can increase the Company’s interest expense and have a material adverse effect on the Company’s results of operations or financial condition.
     Currency fluctuations could adversely affect the Company’s financial results or competitive position.
     The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.
     In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by our foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on the Company’s sales, revenues, margins and profitability.
     Estimates used in the preparation of our financial statements may differ from actual results.
     The Company prepares our financial statements in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
     The Company depends on our senior management and the Company may be unable to replace key executives if they leave.
     The Company’s operations and prospects depend in large part on the performance of our senior management team. The Company does not have non-competition agreements with any of its executive officers other than Mario Longhi, our President and Chief Executive Officer. The Company cannot assure you that our executive officers will remain with us as employees. In addition, we cannot assure you that we would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of our senior management team or our difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
     Gerdau S.A. and its controlling shareholders control the Company and are in a position to affect the Company’s governance and operations.
     Gerdau S.A. beneficially owned approximately 66.5% of the Company’s outstanding common shares as at February 29, 2008 and Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family. Four of the ten directors on the Company’s board of directors are independent directors within the meaning of applicable laws. Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. For as long as Gerdau S.A. has a controlling interest in the Company, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the business and affairs of the Company, the selection of senior management, the Company’s access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). The interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
     Changes in the credit and capital markets may impair the liquidity of the Company’s short-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition and results of operations.
     The Company has invested cash in short-term investments that are comprised of investment grade variable debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. At December 31, 2007, the Company held $94.6 million of investments in these securities. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company may be required to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007 consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. The Company continues to earn interest on these securities, including those subject to failed auctions. The Company recognized a pre-tax permanent impairment loss of approximately $9.0 million at December 31, 2007 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or deteriorate further, which may have an adverse effect on the Company’s financial condition and results of operations.
     The Company relies on our joint ventures for a portion of our income and cash flows, but the Company does not control them or their distributions.
     The Company has three 50%-owned joint ventures that contribute to our financial results but that we do not control. These joint ventures contributed $54.1 million to our net income for the year ended December 31, 2007. The Company received $62.1 million of cash distributions from our joint ventures in the year ended December 31, 2007. However, as the Company does not control the joint ventures, the Company cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to us. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control its joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or our, best interests.
ENVIRONMENTAL AND REGULATORY MATTERS
     The Company is required to comply with a complex and evolving body of EHS Laws concerning, among other things, air emissions, discharges to soil, surface water and groundwater, noise control, the generation, handling, storage, transportation and disposal of toxic and hazardous substances and waste, the clean-up of contamination, indoor air quality and worker health and safety. These EHS Laws vary by location and can fall within federal, provincial, state or municipal jurisdictions.
     For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any emissions limits are exceeded. The government authorities typically monitor compliance with these emissions limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
     Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including EAF dust (also referred to as K061) and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operation and financial condition.
     Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original operation or disposal, or the ownership of the site. Some of the Company’s present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which the Company could be liable. Reserves based on estimated costs have been made for the clean-up of sites of which the Company has knowledge of particular issues. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect us.
     In December 2007, the United States Environmental Protection Agency promulgated the Area Source rule for EAF furnaces, pursuant to the Clean Air Act, that is likely to require material capital upgrades to pollution control systems at three of our minimills. These capital costs are in the process of being determined and budgeted. Based on a preliminary analysis, the Company anticipates capital expenditures could be as much as $15.0 to $20.0 million or more during the next three years.
     Some citizens living in the immediate vicinity of the Company’s minimill in Sayreville, New Jersey have alleged that dust from the facility is being deposited on their homes and may be impacting their health and property. We are working closely with the community and elected officials to address these concerns. The Company is also working with state environmental regulators to resolve penalty assessments for alleged air violations. Based on present information, the Company does not anticipate material cost expenditures; however, there can be no assurance that will be the case.
     As part of the process of updating and consolidating its air permits, and in anticipation of more stringent future regulation of air emissions, the Company’s Whitby minimill is assessing its emissions profile which will provide information that may lead to upgrades to its emission controls. The capital costs of such upgrades, if required, could be in the $10.0 to $15.0 million range.
     The potential presence of radioactive materials in the Company’s scrap supply presents a significant economic exposure and may present a safety risk to workers. In addition to the risk to workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials can be in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Past regulations for generally licensed devices did not provide for tracking of individual owners. This lack of accountability makes it easy for third parties to negligently or purposely discard sealed sources in scrap without consequences. In response, the Company has installed sophisticated radiation detection systems at its minimills to monitor all incoming shipments of scrap. If radioactive material is in the scrap received and is not detected, and is accidentally melted in an electric furnace, significant costs would be incurred to clean up the contamination of facilities and to dispose of the contaminated material. The Company’s most recent experience in this regard was in Jacksonville, Florida in July 2001, and the total cost to the Company was approximately $14.0 million, $10.0 million of which was covered by insurance. While the Company has redundant detection systems at its minimills, there is no assurance that radioactive materials will be detected. The Company also has insurance in place but it may not be sufficient to cover all our losses.

     No assurance can be given that regulatory changes, such as new laws or enforcement policies, including currently proposed restrictions on the emission of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, will not have a material adverse effect on the business, financial condition or results of the Company’s operations.
     Domestic legislative responses to global warming are now well advanced in some countries, particularly in Europe, and similar initiatives are gaining increasing momentum in Canada and the United States. Both the United States and Canada signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“Kyoto Protocol”), which is aimed at reducing the human contribution to the atmospheric “greenhouse gases” that are widely believed to be responsible for global warming. Each of the so-called developed countries that signed the Protocol agreed to specific greenhouse gas reduction targets (relative to the base year of 1990) to be achieved over time. Canada ratified the Kyoto Protocol in December of 2002, while the United States has thus far declined to do so. The Kyoto Protocol came into force in February 2005, and is now binding on the countries and other entities that have ratified it (approximately 170 as of the end of 2006). The first compliance period during which targets must be met began in 2008 and ends in 2012.
     The Company anticipates that its Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level initiatives intended to reduce greenhouse gas and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission intensity reduction requirements expected to be phased in beginning in 2010. Facilities existing in 2006 will be required to cut their greenhouse gas emissions intensity by 18% by 2010, with a 2% reduction in each following year until 2020. Draft implementing regulations are expected to be issued in the spring of 2008. Companies will be able to choose the most cost-effective way to meet their targets from a range of options.
     Canadian provincial governments also continue to actively debate a number of other climate change-related legislative measures, some that have recently taken effect and others that could be in place in the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North American to implement a carbon tax in October 2007, and British Columbia has proposed its own carbon tax that would take effect in July 2008. These taxes might be part of a growing trend as provinces look at ways to reduce greenhouse gas emissions. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, it is too early to determine its likely outcome or impact on the Company’s results of operations and financial condition.
     The Company’s operating segments are required to obtain numerous governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect operations and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that the Company will be able to meet all applicable regulatory requirements. There is no assurance that environmental capital expenditures will not materially increase in the future. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.
     To help manage environmental, health and safety risks, the Company maintains management systems. These systems, among other things, establish and monitor performance goals; outline responsibilities for EHS matters within the Company; involve various EHS training and awareness programs; involve procedures for preventing and responding to spills, environmental emergencies and other EHS matters; and establish mechanisms to evaluate compliance. The Company has a corporate management team that oversees the implementation of these systems, and regularly reviews and audits the Company’s operations in this regard. The team also monitors the Company’s compliance with its external legal requirements and with the other standards that the Company uses to identify and manage Company activities that may have an impact on the natural environment.

     In meeting its environmental performance goals and government-imposed standards in 2007, the Company incurred operating costs of approximately $10.9 million and spent $11.4 million on environmental-related capital improvements. As part of the Company’s ongoing environmental management activities, the Company plans for and budget capital expenditures with respect to environmental matters. The Company’s current budget for environmental capital expenditures during 2008 to 2010 is $27.0 million.
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
     Gerdau Ameristeel currently employs approximately 10,140 employees (excluding employees of the 50% owned joint ventures), of which approximately 6,450 employees work in minimills, 3,285 work in downstream and recycling operations and 405 work in corporate and sales offices. Approximately 34% of our employees (excluding employees of the three 50% owned joint ventures) are represented by unions under a number of different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
MANAGEMENT’S DISCUSSION AND ANALYSIS
     The section entitled “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2007 is incorporated by reference into this Annual Information Form.
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

     As of December 31, 2007, the Company had outstanding 432,463,184 Common Shares and no preferred shares. The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “GNA”.
     The following table sets forth the reported high price, low price and volume by month for the Company’s common shares as reported by the TSX and NYSE from January through December 2007.

	TSX - $Cdn			NYSE - $US
			Volume			Volume
Month	High	Low	(millions)	High	Low	(millions)
January	12.38	9.56	7.4	10.50	8.11	9.7
February	13.99	11.30	9.9	11.82	9.57	15.5
March	13.71	12.01	5.2	11.90	10.14	8.8
April	14.28	12.59	5.1	12.80	11.14	7.7
May	17.75	13.00	11.6	16.35	11.73	20.1
June	17.28	15.35	7.1	16.50	14.32	12.4
July	17.25	13.51	8.3	16.48	12.78	16.6
August	14.74	10.28	9.4	13.66	9.60	20.5
September	12.45	10.80	7.7	12.40	10.35	18.2
October	13.23	11.48	6.8	13.85	11.76	15.3
November	12.78	10.72	13.8	13.34	10.89	27.5
December	14.72	12.35	9.3	14.88	12.20	14.7

Source: Equicom
DIVIDENDS
     No dividends were paid from January 2003 until January 2005 when the Board of Directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per common share. Since January 2005, dividends on the common shares have been paid at the beginning of March, June, September and December of each year. The Company also paid a special dividend of $0.14 cents per common share in 2005, $0.22 cents per common share in 2006, $0.27 per common share in 2007 and $0.25 per common share in 2008.
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
     The following table summarizes the dividends paid per share for each of the three years ended December 31, 2005, 2006 and 2007, on the common shares:

Year	Regular Dividend	Special Dividend	Total
2005	$0.08	$0.14	$0.22
2006	$0.08	$0.22	$0.30
2007	$0.08	$0.27	$0.35

DIRECTORS AND OFFICERS
     Gerdau Ameristeel’s Board of Directors (the “Board of Directors” or the “Board”) currently consists of ten directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The name, province or state and country of residence, position with the Company, and principal occupation of the directors and executive officers of the Company and Committee memberships are as shown below:

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
Phillip E. Casey, 65 Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Board since June 2005.	Chairman of the Board of the Company

Joseph J. Heffernan, 61 Ontario, Canada	Director since 1996. Independent Member of:	Chairman, Rothmans Inc. (tobacco manufacturer)

• the Human Resources Committee (Chair)

• the Corporate Governance Committee

• the Audit Committee

Jorge Gerdau Johannpeter, 71 Rio Grande do Sul, Brazil	Director since 2002, Chairman of the Board of the Company from 2002 until December 2005.	Chairman of the Board of Directors of Gerdau S.A.

Frederico C. Gerdau Johannpeter, 65 Rio Grande do Sul, Brazil	Director since 2002 and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.

André Gerdau Johannpeter, 45 Rio Grande do Sul, Brazil	Director since 2002, Chief Executive Officer of Gerdau S.A. since January 2007 and Vice President of the Board of Directors of Gerdau S.A. since January 2008.	Chief Executive Officer of Gerdau S.A.

Claudio Gerdau Johannpeter, 44 Rio Grande do Sul, Brazil	Director since 2007 and Chief Operating Officer of Gerdau S.A. since January 2007.	Chief Operating Officer of Gerdau S.A.

J. Spencer Lanthier, 67 Ontario, Canada	Director since 2000. Independent Member of:	Corporate Director

• the Audit Committee (Chair)

• the Human Resources Committee

Robert E. Lewis, 47 Florida, United States	Vice President, General Counsel and Corporate Secretary of the Company	Vice President, General Counsel and Corporate Secretary of the Company

Mario Longhi, 53 Florida, United States	Director since 2007. President and Chief Executive Officer of the Company, Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A.	President and Chief Executive Officer of the Company

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
J. Neal McCullohs, 51 Florida, United States	Vice President Commercial and Downstream Operations of the Company	Vice President Commercial and Downstream Operations of the Company

Richard McCoy, 65 Ontario, Canada	Director since 2006. Independent Member of:	Corporate Director
• the Human Resources Committee

Michael P. Mueller, 61 Florida, United States	Vice President, Steel Mill Operations of the Company	Vice President, Steel Mill Operations

Arthur Scace, 69 Ontario, Canada	Director since 2003. Independent Member of:	Corporate Director

• the Corporate Governance Committee (Chair)

• the Audit Committee

Barbara R. Smith, 48 Florida, United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company

Terry A. Sutter, 49 Florida, United States	Vice President, Chief Operating Officer of the Company	Vice President, Chief Operating Officer of the Company
     Phillip E. Casey served as President of Gerdau Ameristeel from October 2002 until June 2005, as Chief Executive Officer of Gerdau Ameristeel from October 2002 until January 2006 and as director since October 2002. He has been Chairman of Gerdau Ameristeel since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.
     Joseph J. Heffernan has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public companies: Rothmans Inc. and Clairvest Group Inc. and serves as Chairman of both companies.
     Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. Mr. Johannpeter served as Chairman of the Board for Gerdau Ameristeel from October 2002 until June 2005. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A., Indac-Indústria, Comércio e Adminstração S.A., Seiva S.A. – Florestas e Indústrias, and Petrobras S.A.
     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961 and has been a director of Gerdau Ameristeel since 2002. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do

Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A., Indac-Indústria, Comércio e Adminstração S.A., and Seiva S.A. – Florestas e Indústrias.
     André Gerdau Johannpeter has been a director of Gerdau Ameristeel since 2002 and served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and Vice President of the Board of Directors of Gerdau S.A. in January 2008. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil.
     Claudio Gerdau Johannpeter has worked for the Gerdau Group since 1982 and has been a director of Gerdau Ameristeel since 2007. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006 and has served as Chief Operating Officer of Gerdau S.A. since January 2007. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul.
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: RONA Inc., Torstar Corporation, TSX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.
     Robert E. Lewis has been our Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994 he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.
     Mario Longhi was appointed as President in June 2005 and as Chief Executive Officer of Gerdau Ameristeel in January 2006, replacing Mr. Casey. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.
     Michael P. Mueller served as Vice President, Steel Mill Southeast Operations from October 2002 until January 2006 when he was appointed Vice President, Steel Mill Operations. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 38 years of steel industry experience.
     J. Neal McCullohs became Vice President Commercial and Downstream Operations Group effective September 12, 2006. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002. Mr. McCullohs has over 29 years of steel industry experience.

     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He has been in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund, Rothmans Inc., and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
     Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director and/or trustee of the following Canadian public entities: a Canadian chartered bank, Garbell Holdings Limited, Sceptre Investment Counsel Limited and West Jet Airlines Ltd. He is also a director of certain management companies of the Brompton Group. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.
     Barbara R. Smith became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith has more than 23 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit. Prior to joining Gerdau Ameristeel, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. Ms. Smith earned a Bachelor of Science in Accounting from Purdue University in West Lafayette, Ind. She also earned the title of a certified public accountant from the State of Tennessee.
     Terry A. Sutter became Vice President, Chief Operating Officer effective June 11, 2007. Mr. Sutter has more than 21 years of experience in international and North American business activities and substantial profit and loss experience gained at Allied Signal, Inc./Honeywell International, Inc., Cytec Industries, Inc. and Tyco International, Ltd. Most recently, he served as President of Plastics and Adhesives for Tyco International, Ltd. and was named President and Chief Executive Officer after its divestiture to Apollo Management, a private equity firm. Mr. Sutter has a Masters of Business Administration from the University of Chicago Graduate School of Business and a Masters of Science degree in Chemical Engineering from Texas A&M University.
     Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. Andre Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.
Share Ownership
     As a group, the directors and executive officers of Gerdau Ameristeel beneficially own, directly or indirectly, or exercise control or direction over 292,553,428 Common Shares, representing approximately 68% of our total outstanding Common Shares as of February 29, 2008.
DIRECTOR INDEPENDENCE
     Currently, six of the ten directors on the Company’s Board of Directors are not considered independent to the business, because they are part of management or because of their involvement with Gerdau S.A., the Company’s majority shareholder. The other four directors are unrelated to the business and meet the independence and other qualifications of the Sarbanes-Oxley Act of 2002, the NYSE, the Canadian securities regulatory authorities and all other applicable laws and regulations.
     The independent directors are Joseph J. Heffernan, J. Spencer Lanthier, Richard McCoy and Arthur Scace. The Chairman of the Board of Directors, Mr. Phillip E. Casey, is formerly a member of management and is not independent.

     All of the Committee members are independent and each Committee is chaired by a person who is not the Chairman of the Board of Directors or the Chairman of another Committee.
     Three of the directors nominated are members or former members of the Company’s management and five directors nominated are members or former members of the management of the Company’s majority shareholder. The Corporate Governance Committee has approved the slate of directors being nominated for election. However, the Corporate Governance Committee continues to support the objective of having a majority of independent directors on the Board of Directors. The Corporate Governance Committee has commenced a search for a qualified independent director to be added to the Board. However, it is not known whether a suitable candidate will be identified prior to the 2008 annual meeting. Over time, it is expected that the Board’s composition will return to a majority of independent directors.
PRESIDING DIRECTOR AT MEETINGS
     Generally following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The chairman of the Human Resources Committee has the responsibility to preside over the independent director executive sessions and is referred to as the presiding director. The independent directors may also meet at such other times as determined by the presiding director or at the request of any independent director. The presiding director will, from time to time, discuss with the Chairman of the Board potential items for inclusion in the agendas of future meetings of the Board.
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
     The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the NYSE. For additional information regarding the Company’s corporate governance practices, please see the “Summary of Corporate Governance Practices” section of the management proxy circular for the annual general meeting of shareholders to be held on May 16, 2008.

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
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2005 through December 31, 2007 are indicated below:
     From January 1, 2005 through December 31, 2007, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 66.5% of the voting rights attached to the Company’s Common Shares, had a material interest in the following material transactions:
•	To finance the acquisition of Chaparral Steel Company, on September 10, 2007 the Company borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years and the bridge loan facility had a term of 90 days and could be extended an additional 90 days at the Company’s option. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The bridge loan facility was repaid in full by the end of November 2007. In addition, $150 million of the term loan facility was repaid in December 2007. As of February 29, 2008, $2.6 billion was outstanding under the term loan facility.

•	On November 7, 2007, Gerdau S.A. purchased approximately 84.1 million of the 126.5 million Common Shares offered by the Company pursuant to a supplemental PREP prospectus of the Company dated November 2, 2007 and filed with the securities authorities in Canada and with the U.S. Securities Exchange Commission on November 2, 2007. After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Company’s Common Shares.

•	From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the year ended December 31, 2007, 2006 and 2005, the Company and/or certain of its subsidiaries purchased approximately 238,865 tons, 137,626 tons, and 85,630 tons of steel products and raw materials from affiliated companies for $101.7 million, $55.6 million and $27.7 million, respectively. For the year ended December 31, 2007, the Company and/or certain of its subsidiaries sold 10,312 tons of steel products to affiliated companies for $4.8 million. There were no sales of steel products to affiliated companies for the years ended December 31, 2006 or December 31, 2005. These purchases and sales do not represent a significant percentage of the Company’s total purchases or sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
AUDITORS, TRANSFER AGENT AND REGISTRAR
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
AUDIT FEES
     PricewaterhouseCoopers LLP and Deloitte & Touche LLP billed the Company for the following fees in the last two fiscal years:

	2006 (1)	2007
	PricewaterhouseCoopers LLP	Deloitte & Touche LLP
Fees for Audit Services	$2,220,000	$2,006,375
Audit-Related Fees	$250,000	$220,000
Tax Fees	$191,846	Nil
All Other Fees	Nil	$125,843

(1)	In 2007, the Company paid PricewaterhouseCoopers LLP $451,490, consisting of approximately $179,850 related to the Company’s 2007 equity offering and 2006 financial statements, $190,618 for tax services, and $24,892 for other work.
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
     All other fees are for services other than audit fees, audit-related fees and tax fees described above. These services include French translations of the Company’s financial statements, MD&A and financial information included in our supplemented PREP prospectus in connection with our recent equity offering.
INTEREST OF EXPERTS
     The Company’s auditors for 2007 were Deloitte & Touche LLP, independent registered certified public accountants, who have prepared an independent auditors’ report dated March 24, 2008 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2007. The Company’s auditors for 2006 were PricewaterhouseCoopers LLP, independent registered certified public accountants, who have prepared an independent auditors report dated March 16, 2007 in respect to the Company’s consolidated financial statements with accompanying notes as at and for the year ended December 31, 2006. Deloitte & Touche LLP and PricewaterhouseCoopers LLP are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the AICPA and the rules of the U.S. Securities and Exchange Commission.
AUDIT COMMITTEE
     The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Joseph Heffernan and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Committee is required to be a “financial expert” as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an “audit committee financial expert”.
Relevant Education and Experience
     Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Heffernan has served as Chairman of two Canadian public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.
     Pursuant to the New York Stock Exchange Listed Company Manual, the members of the Audit Committee may not serve on the audit committee of more than two other public companies without prior Board approval. With the Board’s approval, Mr. Lanthier currently serves on the audit committee of more than two other public companies. The Board has determined that such simultaneous service will not impair the ability of Mr. Lanthier to effectively serve the Audit Committee.
Audit Committee Mandate
     The Audit Committee is responsible for assisting the Board in its oversight of:
•	the integrity of the Company’s financial statements and related disclosure;

•	the Company’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications, performance and independence;

•	the performance of the Company’s internal audit function;

•	the internal control over financial reporting and disclosure controls at the Company; and

•	any additional matters delegated to the Audit Committee by the Board.
     The full text of the Audit Committee Charter is attached to this Annual Information Form as Schedule B and is also available on the Company’s website at www.gerdauameristeel.com.
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
Whistle Blower Policy
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
     In relation to the acquisition on September 14, 2007 of all of the capital stock of Chaparral, the Agreement and Plan of Merger between the Company, GCV, Inc., Chaparral, and, for certain purposes, Gerdau S.A., dated as of July 10, 2007.

     In relation to the financing of the acquisition of Chaparral Steel Company, (i) the Credit Agreement dated September 10, 2007 by and among GNA Partners, GP, as borrower, the Company, certain affiliates of the Company and Gerdau S.A. as guarantors thereof, JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders, and (ii) the Senior Export and Working Capital Facility Agreement dated September 10, 2007 among Ameristeel, GNA Partners, GP, the Company, certain affiliates of the Company and Gerdau S.A. as guarantors thereof, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and a syndicate of lenders.
     In relation to the Company’s offering on November 2, 2007 of 126.5 million Common Shares pursuant to a supplemental PREP prospectus dated November 2, 2007 and filed with the securities regulatory authorities in Canada and with the U.S. Securities Exchange Commission on November 2, 2007 (of which Gerdau S.A. purchased 84.1 million Common Shares):
•	Underwriting Agreement between the Company, J.P. Morgan Securities Inc., and CIBC World Markets Corp. dated as of November 1, 2007; and

•	Subscription Agreement between the Company and Gerdau Steel North America Inc. dated as of November 1, 2007.
SIGNIFICANT ACQUISITIONS
     In relation to the acquisition on September 14, 2007 of all of the capital stock of Chaparral, the Agreement and Plan of Merger between the Company, GCV, Inc., Chaparral Steel Company, and, for certain purposes, Gerdau S.A., dated as of July 10, 2007. For additional information regarding the Company’s acquisition of Chaparral, please refer to the business acquisition report of the Company dated October 11, 2007 (as amended and re-filed in English only on October 15, 2007) that was filed with the securities commission or similar authorities in each of the provinces and territories of Canada and is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s Management Proxy Circular dated March 25, 2008 for the annual meeting of shareholders for 2008, which involves the election of directors.
     Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the management’s discussion and analysis related thereto in the Company’s Annual Report for the year ended December 31, 2007.
     You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company’s website at www.gerdauameristeel.com.

SCHEDULE A - LIST OF SUBSIDIARIES (1)
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
GANS LLC (Delaware)
AmeriSteel Bright Bar, Inc. (84%) (Florida)
MFT Acquisition, Corp. (Delaware)
Pacific Coast Steel (55%) (Delaware)
Co-Steel Benefit Plans Inc. (Ontario)
1300554 Ontario Limited (Ontario)
1551533 Ontario Limited (Ontario) (2)
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
Acierco S.A. (Luxembourg)
Co-Steel Liquidity Management Hungary Limited Liability Company (Hungary)
Monteferro International Business S.A. (50%) (Spain)
Monteferro America Latina Ltda. (50%) (Brazil)
Fargo Iron and Metal Company (North Dakota)
Germarsh (Ireland)
3221957 Nova Scotia Company (Nova Scotia)
GNA Partners, GP (Delaware)
3221958 Nova Scotia Company (Nova Scotia)
PASUG 2 LLC (Delaware)
3223395 Nova Scotia Company (Nova Scotia)
Enco Materials, Inc. (Tennessee)
Chaparral Steel Company (Delaware)
Chaparral (Virginia) Inc. (Delaware)
American Metals Transport, Inc. (Delaware)
Chaparral Steel Texas, LLC (Delaware)
Chaparral Steel Midlothian, LP (Delaware)
Aceros Chaparral S De R.L. de C.V. (Mexico) (2)
Servicios Chaparral S De R.J. de C.V. (Mexico) (2)
Sheffield Steel Corporation (Delaware)
Sand Springs Railway Company (Oklahoma)

(1)	All entities are 100%-owned unless otherwise indicated.

(2)	This company is in the process of being dissolved.

SCHEDULE B - AUDIT COMMITTEE CHARTER
GERDAU AMERISTEEL CORPORATION
AUDIT COMMITTEE CHARTER
(Amended January 17, 2008)
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
Each Member of the Audit Committee shall meet the independence and other qualification requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange, the CSRA and all other applicable laws and regulations. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise as such qualification is interpreted by the Board in its business judgment. At least one member shall be an “Audit Committee Financial Expert”, as such term is defined by the SEC. In addition, at least 25% of the members must be residents of Canada (so long as this is required under applicable law). A member of the Audit Committee may not serve on more than two other public company audit committees except with prior approval of the Board.

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
(a)	Appointment and Review of Independent Auditor

•	The Company’s independent auditors are ultimately accountable to the Audit Committee, which has the direct authority and responsibility to appoint, retain, compensate, oversee and evaluate and, where appropriate, replace the independent auditors, subject to shareholder approval where applicable. In connection with the Audit Committee’s oversight of the independent auditor the Audit Committee will have the following responsibilities and take the following actions:
•	The Audit Committee will review and approve the independent auditor’s engagement letters and the fees to be paid to the independent auditors.

•	The Audit Committee will obtain and review with the lead audit partner annually or more frequently as the Audit Committee considers appropriate, a report by the independent auditor describing: (A) the independent auditor’s internal quality-control procedures; (B) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (C) in order to assess the independent auditor’s independence, all relationships between the independent auditor and the Company.

•	After reviewing the report referred to above and the independent auditor’s performance throughout the year, the Audit Committee will evaluate the independent auditor’s qualifications, performance and independence. The evaluation will include a review and evaluation of the lead partner of the independent auditor. In making its evaluation, the Audit Committee will take into account the opinions of management and the officer in charge of internal audit and the Company’s internal auditors (or other personnel responsible for the internal audit function). The Audit Committee will also consider, if appropriate and in order to assure continuing auditor independence, whether there should be a rotation of the audit firm itself. The Audit Committee will present its conclusions to the Board.

•	The Audit Committee will obtain confirmation and assurance as to the independent auditor’s independence, including ensuring that it submits on a periodic basis (not less than annually) to the Audit Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and for taking appropriate action in response to the independent auditor’s report to satisfy itself of its independence.

•	The Audit Committee will resolve disagreements between management and the independent auditor regarding financial reporting.

•	The Audit Committee will review with the Board any issues that arise with respect to the performance and independence of the independent auditor and make recommendations about whether the Company should continue with that independent auditor.

•	The Audit Committee will ensure the regular rotation of members of the independent auditor’s team as required by law.

•	The Audit Committee will review and approve the Company’s hiring of employees and former employees of the independent auditor or former independent auditors.
(b)	Pre-Approval of Non-Audit Services

•	The Audit Committee will pre-approve the appointment of the independent auditor for any non-audit service to be provided to the Company, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, the Independence Standards of the Canadian Institute of Chartered Accountants or the United States Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The Audit Committee may establish policies and procedures, from time to time, pre-approving the appointment of the independent auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the appointment of the independent auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

(c)	Review of the Internal Audit Function

•	The Audit Committee will review the mandate, budget, plan and scope of activities, staffing and organizational structure of the internal audit function to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Audit Committee will discuss this mandate with the independent auditor.

•	The Audit Committee will review the appointment and replacement of the officer in charge of the internal audit and will review the significant reports to management prepared by the internal auditing department and management’s responses to such report.

•	The Audit Committee has the authority to communicate directly with the officer in charge of the internal audit. In addition, as frequently as it deems necessary to fulfill its responsibilities, but not less often than annually, the Audit Committee will meet privately with the officer in charge of the internal audit to discuss any areas of concern to the Audit Committee or the officer in charge of the internal audit.

(d)	Review of Financial Statements and Other Financial Information

•	The Audit Committee will review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company’s disclosure under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”, before recommending them for approval by the Board for release and filing with securities regulatory authorities, including the filing of Form 40-F or Form 6-K, as applicable.

•	The Audit Committee will review with management and the independent auditor: (A) major issues regarding accounting principles and financial statement presentations, including any significant changes to the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (B) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements of the Company; (C) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (D) the type and presentation of information to be included in earnings press releases (including any use of “pro forma” or “adjusted” non-GAAP information) as well as any financial information and earnings guidance provided to analysts and rating agencies.

•	The Audit Committee will review reports required to be submitted by the independent auditors concerning: (A) all critical accounting policies and practices used; (B) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and (C) any other material written communications with management.

•	The Audit Committee will review earnings press releases and other press releases containing financial information based on the Company’s financial statements prior to their release. The Audit Committee will also review the use of “pro forma” or “adjusted” non-GAAP information in such press releases.

•	The Audit Committee will discuss generally (meaning a discussion of the types of information to be disclosed and the type of presentation to be made) financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

•	The Audit Committee will review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

•	The Audit Committee will discuss with the independent auditors the matters required to be disclosed by Statement on Auditing Standards No. 61 (as may be modified or supplemented) and the matters in the written disclosures required by Independence Standards Board Standard No. 1 relating to the conduct of the audit.

•	The Audit Committee will review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	The Audit Committee will review significant changes in accounting or auditing policies.

•	The Audit Committee will oversee management’s design and implementation of an adequate and effective system of internal controls at the Company, including ensuring adequate internal audit functions and any significant findings and recommendations with respect to such internal controls. The Audit Committee will review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of internal controls. The Audit Committee will review the annual and interim conclusions of the effectiveness of the Company’s disclosure controls and procedures and internal controls and procedures (including the independent auditor’s attestation, Chief Executive Officer’s annual certificate and Chief Financial Officer’s annual certificate that are required to be filed with securities regulators).

•	The Audit Committee will regularly review with the independent auditor any problems or difficulties the independent auditor encountered in the course of its audit work, including any change in the scope of the planned audit activities and any restrictions placed on the scope of such activities or access to requested information, management’s response to such problems and difficulties and any significant disagreements with management. The Audit Committee will also review with the independent auditor any material communications with the independent auditor, including any “management” or “internal control” letters or schedule of unadjusted differences.

•	The Audit Committee will review with management and any outside professionals as the Audit Committee considers appropriate important trends and developments in financial reporting practices and requirements and their effect on the Company’s financial statements.

•	The Audit Committee will review with management and the independent auditor the scope, planning and staffing of the proposed audit for the current year.

•	The Audit Committee will discuss guidelines and policies governing the process by which risk assessment and risk management are undertaken and meet with management to review and assess the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	The Audit Committee will review with management and the general counsel or any external counsel as the Audit Committee considers appropriate any legal, regulatory or other matters (including pending litigation, claims, contingencies and tax assessments) which may have a material effect on the Company and its financial statements, any material reports or inquiries from regulatory or governmental agencies and corporate compliance policies or codes of conduct.

•	The Audit Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements or the performance of the internal audit function.

•	The Audit Committee will review with management the status of significant taxation matters of the Company.

•	The Audit Committee will meet separately and periodically with management, the internal auditors (or other personnel responsible for the internal audit function) and the independent auditor.
(e)	Complaints Procedure

•	The Audit Committee will establish procedures for:
(i)	the receipt, retention and treatment of complaints and concerns received by the Company regarding accounting, internal accounting controls and auditing matters, and

(ii)	the confidential and/or anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. This will include the establishment of a whistleblower policy and an employee “hotline” for making anonymous submissions.
(f)	Assessment

•	The Audit Committee will review and reassess annually the adequacy of this Audit Committee Charter and recommend any proposed changes to the Board.

4.	REPORTING

The Audit Committee will regularly report to the Board on:
•	the independent auditor’s independence;

•	the performance of the independent auditor and the Audit Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function;

•	the adequacy of the Company’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Company, including any issues with respect to the quality or integrity of the financial statements;

•	its review of the annual and interim management’s discussion and analysis;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
5.	CHAIR

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

The General Counsel of the Company, or such other person as may be appointed by the Chair of the Audit Committee, will act as the secretary of the Audit Committee. The minutes of the Audit Committee will be in writing and duly entered in the books of the Company. The minutes of the Audit Committee will be available to all other members of the Board.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the ability to integrate newly-acquired businesses such as Chaparral Steel Company and achieve synergies; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required by the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; competitors’ relief of debt burdens and legacy costs by seeking protection under the bankruptcy laws; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; interest rate risk; currency exchange rate fluctuations; the accuracy of estimates used in the preparation of the Company’s financial statements; the loss of key employees; actions or potential actions taken by our principal stockholder, Gerdau S.A.; the liquidity of the Company’s short term investments, including investments in auction rate securities; and the Company’s reliance on joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
Additional information about the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.gerdauameristeel.com.
The date of the Management’s Discussion and Analysis contained in this report is March 24, 2008.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with an annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through a vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 61 downstream operations, the Company serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod. The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, wire drawing, and fence posts.

2007 ACCOMPLISHMENTS
•	Progress continued on reducing injuries and providing a safe environment for our employees to work. 27 of our locations had zero injuries recorded in 2007. In addition, significant progress has been made implementing our safety practices into the Sand Springs and Joliet locations acquired in 2006 which has significantly lowered the injury rates at these locations.

•	As a result of the acquisitions that occurred during the year, the Company had finished steel shipments of 7.6 million tons, an increase of 1.0 million tons from 2006. Value added downstream shipments were 1.4 million tons, an increase of 17% from 2006.

•	Financial results represent a record year with EBITDA of $1.05 billion in 2007. For information regarding how the Company calculates EBITDA, please see “Results of Operations — EBITDA” herein.

•	On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of Gerdau Ameristeel, completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business.

•	On August 27, 2007, PCS completed the acquisition of the assets of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona.

•	On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), broadening the Company’s product portfolio and giving it a wide range of structural steel products. Chaparral is a leading producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia.

•	Also on September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-Bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas.

•	On October 1, 2007, the Company acquired Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.

•	On November 7, 2007, the Company completed its offering of 126.5 million of its common shares, with net proceeds of approximately $1.5 billion that were used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
RESULTS OF OPERATIONS
The Consolidated Financial Statements of Gerdau Ameristeel for the years ended December 31, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Enco — October 1, 2007; Chaparral — September 14, 2007; Re-Bars — September 14, 2007; D&R — August 27, 2007; VPI — June 17, 2007; PCS — November 1, 2006; and Sheffield Steel Corporation (“Sheffeld”) — June 12, 2006. Re-Bars and VPI were acquired by PCS.
YEAR ENDED DECEMBER 31, 2007, COMPARED TO YEAR ENDED DECEMBER 31, 2006.
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2007 and 2006.

			Year Ended		% of
	Year Ended		December 31,		Sales
(US$ in thousands,	December 31,	% of	2006	% of	Increase	$ Increase
except earnings per share)	2007	Sales	(As Amended)	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures

Rebar	1,680,617		1,518,827

Merchant/Special Sections	3,730,125		3,152,705

Rod	733,322		729,595

Fabricated Steel	1,407,164		1,152,282

Total	7,551,228		6,553,409

NET SALES	$5,806,593	100.0%	$4,464,203	100.0%		$1,342,390

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	4,623,380	79.6%	3,617,156	81.0%	-1.4%	1,006,224

Selling and administrative	198,032	3.4%	191,778	4.4%	-1.0%	6,254

Depreciation	143,284	2.5%	142,985	3.2%	-0.7%	299

Amortization	26,151	0.5%	676	0.0%	0.5%	25,475

Other operating (income) expense, net	(1,587)	-0.1%	5,687	0.1%	-0.2%	(7,274)

	4,989,260	85.9%	3,958,282	88.7%	-2.8%	1,030,978

INCOME FROM OPERATIONS	817,333	14.1%	505,921	11.3%	2.8%	311,412

INCOME FROM 50% OWNED JOINT VENTURES	54,079	0.9%	115,606	2.6%	-1.7%	(61,527)

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	871,412	15.0%	621,527	13.9%	1.1%	249,885

OTHER EXPENSES

Interest expense	107,738	1.8%	62,525	1.3%	0.5%	45,213

Interest income	(17,977)	-0.3%	(18,906)	-0.4%	0.1%	929

Foreign exchange (gain) loss, net	(33,321)	-0.6%	1,135	0.0%	-0.6%	(34,456)

Writedown of short-term investments	8,879	0.2%	—	0.0%	0.2%	8,879

Amortization of deferred financing costs	9,282	0.2%	2,829	0.1%	0.1%	6,453

Minority interest	23,080	0.4%	2,713	0.1%	0.3%	20,367

	97,681	1.7%	50,296	1.1%	0.6%	47,385

INCOME BEFORE INCOME TAXES	773,731	13.3%	571,231	12.8%	0.5%	202,500

INCOME TAX EXPENSE	235,862	4.0%	196,635	4.4%	-0.4%	39,227

NET INCOME	$537,869	9.3%	$374,596	8.4%	0.9%	$163,273

EARNINGS PER COMMON SHARE — BASIC	$1.66		$1.23

EARNINGS PER COMMON SHARE — DILUTED	$1.65		$1.23

See “Recently Issued Accounting Standards” herein and “Note 2” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Summary of Significant Accounting Policies” for the full disclosure of the impact of the adoption of Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1 — “Accounting for Planned Major Maintenance Activities”.

The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

(US$ in thousands, except as
otherwise indicated)	Year Ended
(Excludes 50% owned	December 31,	December 31,	$ Increase	% Increase
joint ventures)	2007	2006	(Decrease)	(Decrease)

Mill external shipment revenue	$3,979,879	$3,104,028

Fabricated steel shipment revenue	1,251,419	887,453

Other products shipment revenue *	356,027	268,430

Freight	219,268	204,292

Net Sales	$5,806,593	$4,464,203

Mill external shipments (tons)	6,144,064	5,401,127

Fabricated steel shipments (tons)	1,407,164	1,152,282

Weighted Average Selling Price ($/ton)

Mill external steel shipments	$648	$575	$73	12.7%

Fabricated steel shipments	889	770	119	15.5%

Scrap Charged	227	194	33	17.0%

Metal Spread (selling price less scrap)

Mill external steel shipments	421	381	40	10.5%

Fabricated steel shipments	662	576	86	14.9%

Mill Manufacturing Cost ($/ton)	272	249	23	9.2%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the year ended December 31, 2007 increased to $5.8 billion, an increase of 28.9% from the same period of the prior year. Finished tons shipped for the year ended December 31, 2007 increased 997,819 tons, or 15.2%, compared to the year ended December 31, 2006. The 2007 acquisitions discussed above added 610,856 tons of shipments for 2007 and in addition, the 2006 acquisitions of Sheffield Steel and PCS increased shipments of 425,794 tons in 2007 as a result of including a full year of shipments in 2007 versus including only six months and two months respectively in 2006. Excluding the acquisitions, shipment volume was essentially flat in comparison to the year ended December 31, 2006. Weighted average mill selling prices were $648 per ton for the year ended December 31, 2007, an increase of approximately $73 per ton or 12.7% from the weighted average mill selling prices for the year ended December 31, 2006. Selling prices have increased in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the year ended December 31, 2007 increased by approximately $14 per ton due to the inclusion of the Chaparral structural products which have higher selling prices in comparison to the Company’s other long product average selling prices. Since the acquisition of Chaparral, the average selling prices generated by the Chaparral facilities was $781 compared to the other Gerdau Ameristeel mills which had a weighted average selling price of $634 for 2007.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
Cost of sales: Cost of sales as a percentage of net sales decreased 1.4% for the year ended December 31, 2007 when compared to the year ended December 31, 2006. The cost of sales increased from $3.6 billion, or $552 per finished ton shipped, for the year ended December 31, 2006 to $4.6 billion or, $612 per finished ton shipped, for the year ended December 31, 2007. The main factors for this increase include inflationary pressure in scrap and other raw material as well as our product mix. Scrap raw material, the principal component of the Company’s cost structure, increased 17.0% to $227 per ton for the year ended December 31, 2007, compared to $194 per ton for the year ended December 31, 2006. Mill manufacturing costs were approximately 9.2% or $23 per ton higher in the year ended December 31, 2007 compared to the year ended December 31, 2006, primarily as a result of significant inflation in many of the Company’s other raw materials including alloys, electrodes and refractories, and incremental costs resulting from curtailed production rates at most of the mills due to scheduled maintenance shutdowns, capital expenditure implementation shutdowns and inventory control measures. The 2007 results also include a $16 per ton increase in costs as a result of the acquisition of PCS. A significant portion of PCS’ cost of sales are derived from the installation of reinforcing steel, which increased the Company’s average cost per ton shipped by $16 per ton in 2007.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2007 increased $6.3 million compared to the year ended December 31, 2006. Included in selling and administrative expense for the year ended December 31, 2007 is a non-cash pretax expense of $21.5 million to mark-to-market outstanding stock appreciation rights (SARs) and other expenses associated with equity based compensation held by employees compared to $34.4 million for the year ended December 31, 2006. The increase in selling and administrative expenses is due to an increase in selling and administrative functions supporting the growth of the organization, including the Chaparral, Enco and PCS (which includes D&R and VPI) acquisitions.
Depreciation: Depreciation expense for the year ended December 31, 2007 was flat when compared to the year ended December 31, 2006. In 2007, depreciation included incremental depreciation expense from the Chaparral, Enco and PCS (which includes D&R and VPI) acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service over the last 12 months. Included in the 2006 depreciation expense was $32.4 million of accelerated depreciation related to the closure of the Perth Amboy melt shop.
Amortization: Amortization expense for the year ended December 31, 2007 includes an increase of $25.5 million due to the amortization of the intangible assets associated with the acquisitions of Chaparral and PCS (which includes D&R and VPI). These intangible assets include customer relationships, order backlogs, patents, software and non-compete agreements.
Income from operations: As a percentage of net sales, income from operations for the year ended December 31, 2007 was 14.1% compared to the income from operations as a percentage of net sales of 11.3% for the year ended December 31, 2006. This increase is primarily attributable to an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Our metal spread increased $40 per ton for the year ended December 31, 2007 compared to the year ended December 31, 2006.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $54.1 million for the year ended December 31, 2007 compared to $115.6 million for the year ended December 31, 2006 (see “Note 7” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 - “Investments in 50% owned joint ventures”). This decrease was primarily attributable to the metal spreads at the Company’s flat rolled sheet joint venture (Gallatin Steel) which decreased from $348 per ton in the year ended December 31, 2006 to $272 per ton during the year ended December 31, 2007. Metal spreads in the flat rolled sheet industry are currently well below the metal spreads earned in the Company’s long products business. During 2007, metal spreads in the flat rolled sheet segment were negatively impacted by the softness in end user demand, combined with customers normalizing their inventory levels from the high levels that were being carried at the beginning of 2007.
Interest expense, interest income and other expense on debt: Interest expense, interest income and other expense on debt, including amortized deferred financing costs, increased $52.6 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new bridge and term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: Foreign exchange gain relates primarily to the impact of translating foreign denominated net monetary assets to their appropriate functional currency. This includes foreign exchange fluctuations of the Canadian dollar entities translation of their US dollar monetary assets and the US dollar entity translation of their Canadian dollar monetary assets. The gain primarily resulted from holding US dollar monetary assets in the Canadian entities.
Write-down of short-term investments: During 2007, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007, consisted of such auction rate securities. These securities are rated between AA- and AAA by third party credit rating agencies. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a pre-tax permanent impairment of approximately $9 million at December 31, 2007 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors.
Minority interest: In November 2006, the Company purchased a controlling interest in PCS. Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately 30.5% and 34.4%, respectively, for the years ended December 31, 2007 and 2006 (see “Note 10” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Income Taxes”). This decrease in rate is primarily related to the tax impact of the financing structure used to fund the Chaparral acquisition and the reversal of a tax reserve due to the enactment of Canadian legislation. In addition, included in the year ended December 31, 2006 is a provision for approximately $4.2 million of foreign withholding taxes that applies to the distribution of the earnings of its non-Canadian subsidiaries, as some earnings were intended to be repatriated to Canada with the remainder expected to be invested by those subsidiaries.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
Segments: Gerdau Ameristeel is organized with two operating segments, mills and downstream.
Mills segment sales increased to $5.2 billion for the year ended December 31, 2007, from $4.0 billion for the year ended December 31, 2006. Mills segment sales include sales to the downstream segment of $695.3 million and $490.3 million for the years ended December 31, 2007 and 2006, respectively. Mills segment income from operations for the year ended December 31, 2007 was $743.8 million compared to mills segment income from operations of $505.1 million for the year ended December 31, 2006, an increase of $238.7 million, or 47%. The increase in mill segment income from operations in the year ended December 31, 2007 is primarily the result of higher metal spreads as previously discussed.
Downstream segment sales increased to $1.3 billion for the year ended December 31, 2007 from $946.3 million for the year ended December 31, 2006. Downstream segment income from operations was $109.5 million for the year ended December 31, 2007 compared to $60.7 million for the year ended December 31, 2006, an increase of $48.8 million, or 80%, which was primarily attributable to the earnings generated by the acquisition of PCS.
See “Note 17” to Gerdau Ameristeel Corporation and Subsidiaries Consolidated Financial Statements for the year ended December 31, 2007 — “Segment Information” for a reconciliation of segment sales and income to consolidated results.
EBITDA: EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation, amortization, write-down of short-term investments, foreign exchange gain/loss, net, minority interest and cash distributions from 50% owned joint ventures, and deducting interest income and earnings from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the year ended December 31, 2007 and 2006 is shown below:

	For the Year Ended
(US$ in thousands)	December 31, 2007	December 31, 2006
		As Amended

Net income	$537,869	$374,596

Income tax expense	235,862	196,635

Interest and other expense on debt	107,738	62,525

Interest income	(17,977)	(18,906)

Depreciation	143,284	142,985

Amortization, including deferred financing costs	35,433	3,505

Earnings from 50% owned joint ventures	(54,079)	(115,606)

Cash distribution from 50% owned joint ventures	62,078	101,576

Foreign exchange (gain) loss, net	(33,321)	1,135

Write-down of short-term investments	8,879	—

Minority interest	23,080	2,713

EBITDA	$1,048,846	$751,158

LIQUIDITY AND CAPITAL RESOURCES
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2007 was $764.4 million compared to $505.6 million for the year ended December 31, 2006. For the year ended December 31, 2007, accounts receivable used $30.0 million of cash as a result of increased selling prices of the Company’s products. Inventories used approximately $9.7 million of cash due primarily to the increase in the cost of the primary raw material, ferrous scrap. Other assets used $26.9 million primarily due to the change in deferred tax assets and pension asset values. Accounts payable and other liabilities provided $26.7 million due to the increase in scrap cost.
Investing activities: Net cash used in investing activities was $4.0 billion for the year ended December 31, 2007 compared to $515.0 million in the year ended December 31, 2006. For the year ended December 31, 2007, cash paid for acquisitions, net of the opening cash received from those operations, was $3.8 billion, capital expenditures totalled $173.8 million and the net sales of short-term investments were $20.0 million. The acquisitions in 2007 included Enco, Chaparral, Re-Bars, D&R, and VPI.
Financing activities: Net cash provided by financing activities was $3.7 billion in the year ended December 31, 2007 compared to net cash used in financing activities of $295.6 million in the year ended December 31, 2006. During 2007 the Company’s total outstanding debt increased by $2.6 billion in connection with the financing of the acquisition of Chaparral. In addition to the increased indebtedness, the Company completed an equity offering of 126.5 million common shares which raised net proceeds of $1.5 billion. In addition, during 2007, the Company redeemed the 10% Senior Notes due in 2013 that were acquired as part of the Chaparral acquisition for approximately $341.8 million, the Company paid $109.4 million in dividends, and the Company paid $40.7 million in additional deferred financing costs associated with entering into the new loans mentioned previously.
During 2007, the Company declared and paid total cash dividends of $0.35 per common share, including the special dividend of $0.27 per common share paid on March 9, 2007.
OUTSTANDING SHARES
As of February 29, 2008, the Company had 432,573,081 common shares outstanding.
CREDIT FACILITIES AND INDEBTEDNESS
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility and the Company believes these sources will be sufficient to meet its cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures and debt service.
The following is a summary of existing credit facilities and other long term debt:
Bridge Loan facility and Term Loan facility: On September 14, 2007, the Company financed its acquisition of Chaparral Steel Company, in part, by a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility. On November 7, 2007, the Company completed an offering of 126.5 million of its common shares. A portion of the proceeds of the equity offering of $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, was used to repay the Bridge Loan Facility in full .
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time without penalty or premium. After repaying $150.0 million of the Term Loan Facility with a portion of the proceeds of the equity offering, at December 31, 2007, there was $2.6 billion in borrowings outstanding under the term loan. The Company is in compliance with the terms of the Term Loan Facility.
Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $650.0 million and expires in October 2010. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
Loans under the Senior Secured Credit Facility bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things incur additional debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.
On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased until July 31, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the Senior Secured Credit Facility.
At December 31, 2007, there were no borrowings and $583.0 million was available under the Senior Secured Credit Facility compared to no borrowings and $592.4 million available at December 31, 2006.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2007, there was $15.4 million drawn on the facility and at December 31, 2006, no amounts had been drawn on this facility.
Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10 3/8% Senior Notes. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured and are effectively junior to secured debt to the extent of the value of the assets securing such debt. The notes are ranked equally with all existing and future unsecured unsubordinated debt and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semi-annually on July 15 and January 15. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. The Company can call these senior notes at any time on or after July 15, 2007 at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.
Industrial Revenue Bonds: The Company had $54.6 million of industrial revenue bonds outstanding at December 31, 2007 and $31.6 million at December 31, 2006. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 47% to 88% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. This bond is secured by a guarantee of the Company. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The interest on these bonds are payable monthly and the interest on Beaumont and Jacksonville bonds are payable semi-annually. The average weighted interest rate on these bonds is 4.69%.
Capital Leases: Gerdau Ameristeel had $0.2 million of capital leases at December 31, 2007 and $0.4 million of capital leases at December 31, 2006.
CAPITAL EXPENDITURES
Gerdau Ameristeel spent $173.8 million on capital projects in the year ended December 31, 2007 compared to $212.7 million in the year ended December 31, 2006. The most significant projects include a new melt shop and baghouse at the Jacksonville, Florida mill, a new caster at the Whitby, Ontario mill, and a new scrap loading facility and finishing end at the Wilton, Iowa mill.
OFF — BALANCE SHEET ARRANGEMENTS
Other than non-cancelable operating lease commitments, the Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities. The Company’s operating lease commitments are set out in the contractual obligation table below.
CONTRACTUAL OBLIGATIONS
The following table represents the Company’s contractual obligations as of December 31, 2007.

(US$ in thousands)	Total	Less than one Year	1 - 3 Years	4 - 5 Years	After 5 Years
Total debt (1)	$3,071,020	$15,589	$11	$2,500,820	$554,600

Interest	1,036,866	200,813	399,728	340,181	96,144

Operating leases (2)	72,889	12,269	19,482	15,762	25,376

Capital expenditures (3)	236,100	177,075	41,318	17,707	—

Unconditional purchase obligations (4)	171,839	171,839	—	—	—

Pension funding obligations (5)	37,022	37,022	—	—	—

Total contractual obligations	$4,625,736	$614,607	$460,539	$2,874,470	$676,120

(1)	Total amounts are included in the December 31, 2007 Consolidated Balance Sheet. See Note 8, Long-term Debt, to the Consolidated Financial Statements.

(2)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2007.

(3)	Purchase obligations for capital expenditure projects in progress.

(4)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(5)	Pension plan and other post retirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets.
As of December 31, 2007, the Company had $17.3 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
(US$ in thousands, except per share data)
ANNUAL RESULTS

Years Ended December 31,		2005	2006	2007

Net sales		$3,897,143	$4,464,203	$5,806,593

Net income		299,647	374,596	537,869

Earnings per common share, basic		0.98	1.23	1.66

Earnings per common share, diluted		0.98	1.23	1.65

Total assets		2,829,451	3,176,388	8,428,520

Total long-term debt		529,331	431,441	3,055,431

Cash dividends per common share		0.22	0.30	0.35

QUARTERLY RESULTS

2007	March 31,	June 30,	September 30,	December 31,

Net sales	$1,342,996	$1,331,818	$1,397,176	$1,734,603

Cost of sales	1,068,872	1,051,191	1,127,924	1,375,393

Net income	133,535	139,128	123,814	141,392

Earnings per common share, basic	0.44	0.46	0.41	0.37

Earnings per common share, diluted	0.44	0.45	0.40	0.37

2006 (As Amended)

Net sales	$1,059,230	$1,205,790	$1,160,050	$1,039,133

Cost of sales	862,162	970,785	932,909	851,300

Net income	88,845	127,633	91,436	66,682

Earnings per common share, basic	0.29	0.42	0.30	0.22

Earnings per common share, diluted	0.29	0.42	0.30	0.22

FOURTH QUARTER RESULTS
The three months ended December 31, 2007 generated net income of $141.4 million as compared to net income of $66.7 million for the three months ended December 31, 2006. Total shipments of 2.2 million tons represented an increase of 47% from the same period of time in the prior year. Excluding the impact of the shipments from the acquisitions, shipments increased by approximately 8% as seasonal demand in the three months ended December 31, 2007 did not slow as much in comparison to the three months ended December 31, 2006, which was a result of our customer base reducing their high levels of inventory. In order to meet this reduced demand, the Company reduced production during the fourth quarter which significantly increased manufacturing costs as the fixed cost were spread over a reduced number of tons. The Company’s metal spread increased to $456 per ton in the three months ended December 31, 2007, an increase of $52 per ton from the three months ended December 31, 2006. For the three months ended December 31, 2007, the weighted average selling price increased $100 per ton from the weighted average selling price for the three months ended December 31, 2006, offset by increased scrap costs which were approximately $48 per ton more than the prior year. During the three months ended December 31, 2007, the Company recorded a significant foreign currency gain as a result of the volatility of the value of the Canadian dollar in relation to the US dollar which occurred. As previously reported, the Company recorded a pre-tax permanent impairment of approximately $9 million during the three months ended December 31, 2007 related to its investments in auction rate securities.
The Company’s financial results for the last three years reflect the following general trends: rising raw material costs with a corresponding rise in selling prices realized from both mill external steel sales and fabricated steel sales, rising steel production and sales volumes as a result of the growth through acquisitions. The quarterly trends are consistent with the explanations for annual trends over the last two years. Earnings per common share, basic and diluted for the three months ended December 31, 2007 was lower than the previous quarters reflecting the increase in the number of shares outstanding from the equity offering. Net sales and Earnings per common share, basic and diluted for the three months ended June 30, 2006 was higher than the other quarters in 2006 due to increased sales resulting from strong market demand. Net sales and Earnings per common share, basic and diluted for the three months ended September 30, 2006 was lower than the other quarters in 2006 due to the $41.8 million of accelerated depreciation and other costs associated with the Perth Amboy melt shop closure.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
Gerdau Ameristeel’s Consolidated Financial Statements are prepared in accordance with U.S. GAAP that often require management to make judgments, estimates and assumptions regarding uncertainties that affect the reported amounts presented and disclosed in the financial statements. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors as it believes to be reasonable under the circumstances.
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
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in advance of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in advance of revenues recognized.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past due, non-performing or in bankruptcy. The Company also reviews accounts that may be at risk using information available about the customer, such as financial statements and published credit ratings. General information regarding industry trends and the general economic environment is also used. The Company determines an estimated loss for specific accounts and estimates an additional amount for the remainder of receivables based on historical trends and other factors. Adverse economic conditions or other factors that might cause deterioration of the financial health of customers could change the timing and level of payments received and necessitates a change in estimated losses.
BUSINESS COMBINATIONS
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company utilizes third-party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
ACCOUNTING FOR GOODWILL AND INTANGIBLE ASSETS
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Intangible assets are reviewed for impairment annually.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written-down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations and property held for sale.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized.
Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109”. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company will consider many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.
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
POST RETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
•	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

•	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase the Company’s obligation and expense.

•	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. An increase in the rate would increase the Company’s obligation and expense.

•	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. An increase in the trend rate would increase the Company’s obligation and expense.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. No material impact is expected with the adoption of SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. No material impact is expected with the adoption of SFAS 159.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
SUBSEQUENT EVENTS
On February 12, 2008, in addition to the normal quarterly dividend, of $0.02, the Board of Directors also approved a special cash dividend of $0.25 per common share, payable March 13, 2008 to shareholders of record at the close of business on February 28, 2008.
On February 12, 2008, the Company announced that PCS will acquire the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to close in the second quarter of 2008.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rate of the Term Loan Facility. These agreements have a notional value of $760 million, fixed interest rates between 4.6845% and 4.957% and expire in September 2013.

RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
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
Market conditions for steel products in the U.S. and Canadian markets have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. Many of the Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The increasing rate of worldwide steel scrap consumption, especially in China, has placed significant upward pressure on the price of steel scrap. A combination of a weaker U.S. dollar and a strong global demand for steel scrap have resulted in steel scrap prices that are currently high. Metal spread, the difference between mill selling prices and scrap raw material cost, is currently well above previous ten year highs. The Company does not know how long these levels can be maintained and if scrap prices increase significantly without a commensurate increase in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and cause the Company’s’ production to decline and materially adversely affect sales and profit margins.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore, are subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
Imports of steel into North America have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase due to increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies and the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets in the future resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This had resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Currently, it is believed that China’s supply of steel may soon exceed, and in some cases may already exceed, its demand for that product. Many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The integration with Chaparral may not be successful and may reduce profitability.
The acquisition of Chaparral involves risks relating to the difficulty of integrating the business, operations, products and services of Chaparral with those of the Company, as well as any unanticipated expenses related to such integration. Integration with Chaparral will require a substantial amount of the Company’s time. Diversion of the Company’s attention from its existing businesses, as well as problems that may arise in connection with the integration of the operations, may have a material adverse impact on the Company’s revenues and results of operations. Integration may result in additional expenses, which could negatively affect the Company’s results of operations and financial condition. In addition, the Company may discover that it has acquired undisclosed liabilities as a result of the acquisition of Chaparral. Although the Company conducted what it believes to be a prudent investigation in connection with the acquisition of Chaparral, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities or issues concerning Chaparral and the Company is not indemnified for any breaches of representations, warranties or covenants in the agreement relating to the acquisition of Chaparral. The Company may not succeed in addressing these risks or any other problems encountered in connection with the acquisition of Chaparral. The Company may not successfully integrate the business, operations or product lines of Chaparral with those of Gerdau Ameristeel, or realize all of the anticipated benefits and synergies of the acquisition, including expected annual pre-tax operating synergies in excess of $75.0 million by the end of 2008. If the benefits of the acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations and financial condition could be materially adversely affected.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances, as well as the recent acquisition of Chaparral, will likely involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations or financial condition:
•	the difficulty of integrating the acquired operations and personnel into the existing business;

•	the potential disruption of ongoing business;

•	the diversion of resources, including management’s time and attention;

•	incurrence of additional debt;

•	the inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing the growth of a larger company;

•	the risk of entering markets in which the Company has little experience;

•	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

•	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

•	the risk of environmental or other liabilities associated with the acquired business;

•	the inability to work efficiently with joint venture or strategic alliance partners; and

•	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require significant capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
Steel operations require substantial capital investment and maintenance expenditures which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, requiring the Company and other steel producers to maintain a large fixed-cost base requiring substantial maintenance expenditures. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
Unexpected equipment failures may lead to production curtailments or shutdowns.
Interruptions in the Company’s production capabilities would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make significant capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover our losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company is highly leveraged. The Company borrowed $3.9 billion to fund the acquisition of Chaparral. The Company had $2.4 billion of net indebtedness as of December 31, 2007. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under existing credit facilities, are at variable rates of interest and expose the Company to the risk of increased interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be unable to make capital expenditures that are important to its growth and strategies.
Under the terms of the existing credit facilities, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The new credit facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The new credit facilities are unsecured but provide for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The new credit facilities also contain customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured revolving credit facility also contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit the Company’s discretion in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”). These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operation and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as particulate matter and mercury. Because the Company’s manufacturing facilities are emissions intensive, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any emissions limits are exceeded. The government authorities typically monitor compliance with these emissions limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions. The Company is also required to comply with a similar regime with respect to its wastewater. These EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions through administrative orders and penalties and regulatory proceedings. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety might also have a significant impact on the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and exposure to various potentially hazardous substances. As a consequence, there is an inherent risk to workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operation and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust (also referred to as K061) and other contaminants, that are classified as hazardous and must be properly controlled and disposed of under applicable EHS Laws. Generally these laws require that hazardous wastes be transported by an approved hauler and

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
delivered to an approved recycler or waste disposal site and, in some cases, rendered non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operation and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original disposal. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2007 to be approximately $15.5 million with these costs recorded as a liability in the financial statements.
Changes, such as new laws or enforcement policies, including currently proposed restrictions on the emissions of mercury and other pollutants, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue and legislative responses to climate change, could have a material adverse effect on the Company’s business, financial condition, or results of operations.
The Company is required to obtain numerous governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations and financial condition and may subject the Company to penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. The Company may not be able to meet all applicable regulatory requirements. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations and financial condition.
The Company anticipates that its Canadian and U.S. operations may, in the future, be affected by federal, provincial, and state level climate change initiatives intended to reduce greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be phased in beginning in 2010. Canadian provincial governments continue to actively debate a number of other legislative measures, some that have recently taken effect and others that could be in place in the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia has proposed its own carbon tax that would take effect in July 2008. These taxes may be the beginning of a trend as jurisdictions across North America continue to consider measures to reduce greenhouse gas emissions. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and northeastern/mid-Atlantic states are also taking active steps to achieve greenhouse gas emission reductions, and there is some indication that federal politicians are moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which may be enacted at some point in the future. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations and financial condition.

By seeking protection under bankruptcy laws, some of the Company’s competitors have been relieved of debt burdens and legacy costs which may enable them to operate more competitively.
Many U.S. and Canadian steel companies have sought bankruptcy protection over the last several years. Several of these companies have continued to operate, while reducing prices to maintain volumes and cash flow, and have obtained concessions from their employees, suppliers and lenders. Upon emerging from bankruptcy, these companies, or new entities that purchased their facilities through the bankruptcy process, have been relieved of many obligations including debt, environmental costs, employee and retiree benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate more competitively than the Company or other producers that have remained solvent.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded and adverse market conditions could require the Company to make substantial cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2007, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $532.0 million, while the aggregate projected benefit obligation was $663.0 million, resulting in an aggregate deficit of $130.9 million for which the Company is responsible. The Company has made cash payments of $33.0 million to the defined benefit pension plan for the year ended December 31, 2007. Funding requirements in future years may be materially higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As at December 31, 2007, approximately 34% of the Company’s employees were represented by the United Steel Workers of America (“USWA”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. In 2007, the Company reached new collective bargaining agreements with employees at the Beaumont, Texas, St. Paul, Minnesota, Wilton, Iowa, Whitby, Ontario, Selkirk, Manitoba, Joliet, Illinois, Sand Springs, Oklahoma and Calvert City, Kentucky facilities.
The Company may be unable to negotiate new collective bargaining agreements without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a significant loss of production and revenue and have a material adverse effect on the Company’s financial condition and results of operations.
The Company is exposed to fluctuations in interest rates.
Certain of the Company’s borrowings, primarily borrowings under the Company’s senior secured credit facility and the term loan facility, are at variable rates of interest and expose the Company to interest rate risk. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness would increase and the Company’s net income would decrease. Significant changes in interest rates can increase the Company’s interest expense and have a material adverse effect on its results of operations or financial condition.
Currency fluctuations could adversely affect the Company’s financial results or competitive position.
The Company reports results in U.S. dollars. A portion of net sales and operating costs are in Canadian dollars. As a result, fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may affect operating results. In addition, the Canadian operations compete with U.S. producers and are less competitive as the Canadian dollar strengthens relative to the U.S. dollar.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. As a result, the Company’s steel products that are made in Canada or the United States may become relatively more expensive as compared to imported steel, which could have a material negative impact on sales, revenues, margins and profitability.
Estimates used in the preparation of financial statements may differ from actual results.
The Company prepares financial statements in accordance with U.S. generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, amounts reported as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses in the accounting period. Actual results could differ from the estimates made by management. Significant differences between actual results and estimates could have a material adverse effect on the Company’s financial results and results of operations.
The Company depends on senior management and may be unable to replace key executives if they leave.
The Company’s operations and prospects depend in large part on the performance of its senior management team. The Company does not have non-competition agreements with any of the executive officers other than Mario Longhi, the Company’s President and Chief Executive Officer. The Company cannot assure you that the executive officers will remain with the Company as employees. In addition, the Company cannot assure you that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of the senior management team or the difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.
Gerdau S.A. and its controlling shareholders control the Company and are in a position to affect the Company’s governance and operations.
Gerdau S.A. beneficially owned approximately 66.5% of the Company’s outstanding common shares as at February 29, 2008 and Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family. Four of the ten directors on the Company’s board of directors are independent directors within the meaning of applicable laws. Three of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the controlling family. For as long as Gerdau S.A. has a controlling interest in the Company, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the business and affairs of the Company, the selection of senior management, the Company’s access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). The interest of Gerdau S.A. and the controlling family may be different from an investor’s interests and they may exercise their control over the Company in a manner inconsistent with an investor’s interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s short-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition and results of operations.
The Company has invested cash in short-term investments that are comprised of investment grade variable debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. At December 31, 2007, the Company held $94.6 million of investments in these securities. Despite the long-term nature of the securities’ stated contractual maturities, the

Company has historically been able to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company may be required to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007 consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. The Company continues to earn interest on these securities, including those subject to failed auctions. The Company recognized a pre-tax permanent impairment loss of approximately $9 million at December 31, 2007 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or deteriorate further, which may have an adverse effect on the Company’s financial condition and results of operations.
The Company relies on its 50% owned joint ventures for a portion of its income and cash flow, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $54.1 million to net income for the year ended December 31, 2007, and $115.6 million to net income for the year ended December 31, 2006. The Company received $62.1 million of cash distributions from its joint ventures in the year ended December 31, 2007, and $101.6 million of cash distributions for the year ended December 31, 2006. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control the joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
MD&A
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2007 in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation excluded our acquisitions of Chaparral Steel Company and Enco Materials, Inc., both wholly owned subsidiaries, which were acquired on September 14, 2007 and October 1, 2007, respectively, whose combined financial statement amounts constitute 41% and 56% of net and total assets, respectively, 9% of net sales and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007, as described in Note 3 of the Notes to the Financial Statements.
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2007.
Deloitte & Touche, LLP an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Gerdau Ameristeel Corporation
Tampa, Florida
We have audited the accompanying consolidated balance sheet of Gerdau Ameristeel Corporation and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Chaparral Steel Company and Enco Materials, Inc., which were acquired on September 14, 2007 and October 1, 2007, respectively, and whose combined financial statements constitute 41% and 56% of net and total assets, respectively, 9% of net sales and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007. Accordingly, our audit did not include the internal control over financial reporting at Chaparral Steel Company and Enco Materials, Inc. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Certified Public Accountants
Tampa, Florida
March 24, 2008

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Gerdau Ameristeel Corporation :
In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated balance sheet and the related consolidated statement of earnings, of shareholders’ equity and comprehensive income and of cash flows for the year then ended appearing on pages 35 through 73 of Gerdau Ameristeel’s 2007 Annual Report to Shareholders which has been incorporated by reference in this 6-K present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gallatin Steel Company, a 50% owned joint venture, which statements reflect total assets of 6 percent of the related consolidated totals as of December 31, 2006 and 2005 and total sales of 10 percent and 11 percent of the related consolidated totals for the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Tampa, Florida
March 16, 2007 except as it relates to Note 19, as to which the date is September 28, 2007, and Note 2 as it relates to planned major maintenance activities as to which the date is November 16, 2007

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31, 2007	December 31, 2006
		As Amended (Note 2)

ASSETS

Current Assets

Cash and cash equivalents	$547,362	$109,236

Restricted cash	—	498

Short-term investments	94,591	123,430

Accounts receivable, net	705,929	460,828

Inventories	1,203,107	820,485

Deferred tax assets	21,779	38,538

Costs and estimated earnings in excess of billings on uncompleted contracts	3,844	2,977

Income taxes receivable	23,986	23,623

Other current assets	25,880	17,428

Total Current Assets	2,626,478	1,597,043

Investments in 50% Owned Joint Ventures	161,168	167,466

Property, Plant and Equipment, net	1,908,617	1,119,458

Goodwill	3,050,906	252,599

Intangibles	598,528	9,216

Deferred Financing Costs	44,544	12,029

Deferred Tax Assets	12,433	12,948

Other Assets	25,846	5,629

TOTAL ASSETS	$8,428,520	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$376,634	$317,425

Accrued salaries, wages and employee benefits	169,658	110,237

Accrued interest	40,631	20,909

Income taxes payable	28,143	19,478

Accrued sales, use and property taxes	11,970	8,024

Current portion of long-term environmental reserve	3,704	12,238

Billings in excess of costs and estimated earnings on uncompleted contracts	17,448	15,443

Other current liabilities	25,901	19,629

Current portion of long-term borrowings	15,589	214

Total Current Liabilities	689,678	523,597

Long-term Borrowings, Less Current Portion	3,055,431	431,441

Accrued Benefit Obligations	252,422	238,503

Long-term Environmental Reserve, Less Current Portion	11,830	9,993

Other Liabilities	78,401	38,082

Deferred Tax Liabilities	433,822	53,733

Minority Interest	42,321	27,581

TOTAL LIABILITIES	4,563,905	1,322,930

Contingencies, commitments and guarantees

Shareholders’ Equity

Capital stock	2,547,123	1,016,287

Retained earnings	1,253,196	828,998

Accumulated other comprehensive income	64,296	8,173

TOTAL SHAREHOLDERS’ EQUITY	3,864,615	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,428,520	$3,176,388

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended
	December 31, 2007	December 31, 2006
		As Amended (Note 2)

NET SALES	$5,806,593	$4,464,203

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	4,623,380	3,617,156

Selling and administrative	198,032	191,778

Depreciation	143,284	142,985

Amortization	26,151	676

Other operating (income) expense, net	(1,587)	5,687

	4,989,260	3,958,282

INCOME FROM OPERATIONS	817,333	505,921

INCOME FROM 50% OWNED JOINT VENTURES	54,079	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	871,412	621,527

OTHER EXPENSES

Interest expense	107,738	62,525

Interest income	(17,977)	(18,906)

Foreign exchange (gain) loss, net	(33,321)	1,135

Writedown of short-term investments	8,879	—

Amortization of deferred financing costs	9,282	2,829

Minority interest	23,080	2,713

	97,681	50,296

INCOME BEFORE INCOME TAXES	773,731	571,231

INCOME TAX EXPENSE	235,862	196,635

NET INCOME	$537,869	$374,596

EARNINGS PER COMMON SHARE — BASIC	$1.66	$1.23

EARNINGS PER COMMON SHARE — DILUTED	$1.65	$1.23

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(US$ in thousands)

				Accumulated Other
		Capital		Comprehensive
	Number of Shares	Stock	Retained Earnings	Income	Total

Balances at December 31, 2005	304,471,493	$1,010,341	$545,789	$33,263	$1,589,393

Net income			374,596		374,596

Other comprehensive income:

Foreign exchange				7	7

Minimum pension liability, net of tax of $(8,515)				15,053	15,053

Comprehensive income					389,656

FAS 158 transition amount, net of tax of $24,897				(40,150)	(40,150)

Dividends			(91,387)		(91,387)

Employee stock options	905,110	5,946			5,946

Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			537,869		537,869

Other comprehensive income:

Foreign exchange				42,982	42,982

Net gain from pensions and postretirement plans, net of tax provision of $(7,823)				13,141	13,141

Comprehensive income					593,992

Adoption of FIN 48			(4,305)		(4,305)

Stock issuance	126,500,000	1,526,785			1,526,785

Dividends			(109,366)		(109,366)

Employee stock options	586,581	4,051			4,051

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$3,864,615

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended
	December 31, 2007	December 31, 2006
		As Amended (Note 2)

OPERATING ACTIVITIES

Net income	$537,869	$374,596

Adjustment to reconcile net income to net cash provided by operating activities:

Minority interest	23,080	2,713

Depreciation	143,284	142,985

Amortization	26,151	676

Amortization of deferred financing costs	9,282	2,829

Write off unamortized fair value market adjustment	—	5,604

Deferred income taxes	20,988	(309)

Loss (gain) on disposition of property, plant and equipment	3,295	(8,914)

Income from 50% owned joint ventures	(54,079)	(115,606)

Distributions from 50% owned joint ventures	62,078	101,576

Facilities closure expenses	3,178	9,400

Compensation cost from share-based awards	21,522	34,371

Realized loss on writedown of short-term investments	8,879	—

Excess tax benefits from share-based payment arrangements	(1,159)	(1,998)

Changes in operating assets and liabilities, net of acquisitions:

Accounts receivable	(30,037)	23,483

Inventories	(9,710)	(10,594)

Other assets	(26,937)	(21,551)

Liabilities	26,701	(33,652)

NET CASH PROVIDED BY OPERATING ACTIVITIES	764,385	505,609

INVESTING ACTIVITIES

Additions to property, plant and equipment	(173,786)	(212,663)

Proceeds received from the disposition of property, plant and equipment	1,371	14,110

Acquisitions	(4,354,735)	(214,938)

Opening cash from acquisitions	528,980	21,934

Change in restricted cash	498	(25)

Purchases of short-term investments	(592,240)	(1,531,535)

Sales of short-term investments	612,200	1,408,105

NET CASH USED IN INVESTING ACTIVITIES	(3,977,712)	(515,012)

FINANCING ACTIVITIES

Proceeds from issuance of new debt	4,087,410	—

Payments on term borrowings	(1,450,264)	(6,637)

Additions to deferred financing costs	(40,725)	(404)

Retirement of bonds	(341,759)	(88,493)

Retirement of convertible debentures	—	(111,990)

Cash dividends	(109,366)	(91,387)

Distributions to subsidiary’s minority shareholder	(8,340)	—

Proceeds from issuance of employee stock purchases	1,258	1,290

Proceeds from issuance of common stock, net	1,526,785	—

Excess tax benefits from share-based payment arrangements	1,159	1,998

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,666,158	(295,623)

Effect of exchange rate changes on cash and cash equivalents	(14,705)	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	438,126	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	109,236	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$547,362	$109,236

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 — BASIS OF PRESENTATION
The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2007, Gerdau S.A. indirectly owned approximately 66.5% of the Company’s common shares outstanding.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All dollar amounts are reported in United States dollars unless otherwise indicated.
Consolidation: The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
Joint Ventures and Other Investments: The Company’s investment in Pacific Coast Steel (“PCS”), a 55% owned joint venture, is consolidated recording the 45% interest not owned as a minority interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
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
The Company recognizes revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contract costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provisions for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

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
Short Term Investments: From time to time, the Company invests excess cash in short-term investments that are comprised of investment grade variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2007 and 2006 the Company held $94.6 million and $123.4 million of investments in these securities, respectively. During 2006, the Company’s investments in these securities were recorded at cost, which approximated fair value due to their variable interest rates, which typically reset every 28 days. Despite the long-term nature of the securities’ stated contractual maturities, the Company historically had the ability to quickly liquidate these securities. During 2007, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, if the Company determines that an issuer of the securities is unable to successfully close future auctions, or redeem or refinance the obligations, the Company might have to reclassify the investments from a current asset to a non-current asset. The Company’s entire $94.6 million marketable securities portfolio at December 31, 2007, consisted of such auction rate securities. These securities were rated between AA- and AAA by third party credit rating agencies. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a permanent impairment of approximately $9 million (pre-tax) at December 31, 2007 related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors. All income generated from these investments was recorded as interest income.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company customers. At December 31, 2007 and 2006, the allowance for doubtful accounts was $6.0 million and $4.0 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Billets and finished goods are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Scrap, consumables and operating supplies inventories are valued at the lower of cost (calculated on an average cost basis) or replacement value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. On January 1, 2007, the

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Company adopted retrospectively Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”). FSP No. AUG AIR-1 amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred. Previously the Company accrued for planned periodic major maintenance activities. The estimated cost of these shutdowns at December 31, 2006 was $2.2 million (also see Summary of Recent Accounting Pronouncements). Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the statement of operations. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
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
Asset Retirement Obligations: Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations can not be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
The Company may incur asset retirement obligations in the event of a permanent plan facility shutdown. Those facilities can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain these facilities and continue making improvements to them based on technological advances. As a result, the Company believes that the asset retirement obligations have indeterminate settlement dates because dates or ranges of dates upon which the Company would retire these assets cannot reasonably be estimated at this time. Therefore, at December 31, 2007, the Company cannot reasonably estimate the fair value of these liabilities. The Company will recognize these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair value using established present value techniques.
Business Combinations: Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The Company utilizes third party valuation experts to assist in this process. Changes in the initial assumptions could lead to changes in amortization charges recorded in our financial statements.
Goodwill and Intangible Assets: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. Goodwill is reviewed for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The Company’s goodwill impairment reviews consist of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on our estimates of comparable market values. If this estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written-down to its implied fair value. Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. Intangible assets are reviewed for impairment annually.
Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 30 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Pensions and Postretirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:
•	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.
•	Pension assets are recorded at fair market value.
•	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
•	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
•	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
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
Reporting Currency and Foreign Currency Translation: Operating revenue and expenses of the U.S. based operations arising from foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Gains or losses arising from the translation of such assets and liabilities are included in earnings.
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
Stock-Based Compensation: Stock-based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).
Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The Company adopted SFAS 123R using the modified prospective transition method. Under this transition method, compensation cost recognized includes (a) the compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (b) the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
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
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2007 presentation. Such reclassifications had no effect on amounts previously reported for net income or shareholders’ equity.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
On January 1, 2007, the Company adopted retrospectively Financial FSP No. AUG AIR-1, which amended the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method. In accordance with these revised guidelines, the Company now records expenses for planned major maintenance activities and the costs for plant maintenance shutdowns as operating expenses as incurred.
The adjustment for the change in accounting for planned major maintenance activities on the December 31, 2006 Consolidated Balance Sheet is as follows ($000s):

	As Originally	Impact of
	Reported	Adjustment	As Amended

Other current liabilities	$21,723	$(2,094)	$19,629

Total Current Liabilities	525,691	(2,094)	523,597

Deferred Tax Liabilities	52,963	770	53,733

Total Liabilities	1,324,254	(1,324)	1,322,930

Retained earnings	827,674	1,324	828,998

Total Shareholders’ Equity	1,852,134	1,324	1,853,458

Total Liabilities and Shareholders’ Equity	3,176,388	—	3,176,388

The adjustment for the change in accounting for planned major maintenance activities in the Consolidated Statements of Earnings for the year ended December 31, 2006 is as follows ($000s, except earnings per share data):

	Year Ended December 31, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted

Cost of sales	$3,610,812	$6,344	$3,617,156

Income from Operations	512,942	(7,021)	505,921

Income Before Other Expenses and Income Taxes	628,548	(7,021)	621,527

Income Before Income Taxes	577,575	(6,344)	571,231

Income Tax Expense	198,929	(2,294)	196,635

Net Income	378,646	(4,050)	374,596

Earnings Per Common Share — Basic	$1.24	$(0.01)	$1.23

Earnings Per Common Share — Diluted	$1.24	$(0.01)	$1.23

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
As a result of the accounting change, retained earnings as of January 1, 2007 and 2006 increased from $827.7 million and $540.4 million, respectively, as originally reported, to $829.0 million and $545.8 million, respectively.
The adjustment for the change in accounting for planned major maintenance activities in the Consolidated Statements of Cash Flows, after certain reclassifications, for the year ended December 31, 2006 is reported below. The adjustment did not have any impact on the total operating, investing or financing activities presented in the Consolidated Statements of Cash Flows. ($000s)

	Year Ended December 31, 2006
	As Originally
	Reported (After	Impact of
	Reclassifications)	Adjustment	As Adjusted

Net income	$378,646	$(4,050)	$374,596

Deferred income taxes	1,985	(2,294)	(309)

Liabilities	(39,996)	6,344	(33,652)

The Company adopted prospectively the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a net decrease to retained earnings of $4.3 million related to the Company’s reliance on Canadian proposed legislation. On December 14, 2007, the Canadian government enacted its proposed legislation which decreased the Company’s unrecognized tax benefit by $8.1 million in the fourth quarter of 2007. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.
As of December 31, 2007, the Company had $17.3 million of unrecognized tax benefits, of which $12.3 million would, if recognized, decrease the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows ($000s):

2007

Balance as of January 1, 2007	$20,565

Tax positions related to current year:

Gross additions	1,667

Gross reductions	—

Tax positions related to prior year:

Gross additions	1,427

Gross reductions	(8,051)

Settlements	—

Lapses in statute of limitations	(1,973)

UTBs acquired in a business combination	3,457

Changes due to translation of foreign currency	281

Balance as of December 31, 2007	$17,373

The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective tax rate due to the impact of the recognition of federal and state tax benefits.
The Company’s continuing practice is to recognize interest and/or penalties related to uncertain tax positions in income tax expense. As of December 31, 2007, the Company had approximately $1.9 million of accrued interest and penalties related to its uncertain tax positions.
The tax years 2004 to 2007 remain open to examinations in the United States and various state taxing jurisdictions. The tax years 1998 to 2007 remain open to examination by the Canadian taxing jurisdictions.
SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. No material impact is expected with the adoption of SFAS 157.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early adoption is allowed under certain circumstances. No material impact is expected with the adoption of SFAS 159.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 141R.
In December 2007, the FASB issued SFAS No. 160 “Non-Controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of SFAS 160.
NOTE 3 — ACQUISITIONS
As part of its growth strategy, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, completed two acquisitions during 2007:
On June 17, 2007, the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada, for approximately $8.9 million. In addition to contracting activities,

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
VPI operates a steel fabrication facility and retail construction supply business. As a result of this acquisition, the Company recorded total assets of $6.6 million, goodwill and intangibles of $3.4 million and liabilities of $1.1 million.
On August 27, 2007, the acquisition of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona, for $4.9 million. As a result of this acquisition, the Company recorded total assets of $3.2 million, goodwill and intangibles of $3.0 million and liabilities of $1.3 million.
On September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-Bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas, for $2.9 million. As a result of this acquisition, the Company recorded total assets of $1.0 million, goodwill and intangibles of $1.9 million.
On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. As a result of the acquisition, management of the Company significantly increased the size and scale of the Company’s core long products including merchant bar/special sections. Additionally, the acquisition provides the Company with a broader distribution network within the industry. Chaparral operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.
On October 1, 2007, the Company acquired Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products for $46.6 million in cash, plus the assumption of certain liabilities of the acquired Company. As a result of this acquisition, the Company recorded total assets of $30.6 million, goodwill and intangibles of $28.7 million and liabilities of $12.7 million. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.
The financial statements of the Company include the results of these acquisitions from the date of acquisition.
In accordance with SFAS No. 141, “Business Combinations” (“SFAS 141”) the acquisitions of VPI, D&R, Re-Bars and Enco were immaterial individually and in the aggregate and do not require further disclosure. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition, September 14, 2007. During the fourth quarter of 2007, the Company revised the purchase price allocation as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill and intangibles of $12.6 million and $14.2 million, respectively. ($000s):

Current assets	$1,059,573

Property, plant and equipment	703,811

Intangible assets	605,671

Other long-term assets	11,519

Current liabilities	(503,796)

Long-term liabilities	(415,299)

Net fair market value	1,461,479

Goodwill	2,773,209

Total consideration allocated	$4,234,688

The preliminary purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Remaining
		Useful life

Customer relationships	$561,000	15 years

Patented technology	29,000	5 years

Internally developed software	1,000	2 years

Order backlog	14,671	1.5 months

	$605,671

The $2.77 billion of goodwill has been allocated to the steel mills segment (see Note 17). The purchased intangibles and goodwill are not deductible for tax purposes. However purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.
As allowed under SFAS 141, the Company has up to one year from the acquisition date to adjust the valuations of goodwill and intangible assets.
The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of each of the periods shown below. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the periods presented, or of results which may occur in the future, ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Net Sales	$7,109,751	$6,055,237

Net Income	620,929	396,065

EARNINGS PER COMMON SHARE — BASIC	$1.92	$1.30

EARNINGS PER COMMON SHARE — DILUTED	$1.91	$1.30

The unaudited pro forma information presented above reflects the results of operations for the years ended December 31, 2007 and 2006 as though the acquisition had been completed at the beginning of each period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income in each period.
The pro forma information for the year ended December 31, 2007 has been prepared by combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the year ended December 31, 2007, which includes Chaparral from September 14, 2007 the date of acquisition and (ii) Chaparral’s consolidated statement of operations for the nine months ended August 30, 2007, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2007, the three months ended May 31, 2007 and the three months ended August 31, 2007. The 2006 comparative information was prepared combining (i) Gerdau Ameristeel’s consolidated statement of earnings for the year ended December 31, 2006 and (ii) Chaparral’s consolidated statement of operations for the twelve months ended November 30, 2006, which was prepared by combining Chaparral’s consolidated statement of operations for the three months ended February 28, 2006, the three months ended May 31, 2006, the three months ended August 31, 2006 and three months ended November 30, 2006.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	December 31, 2007	December 31, 2006

Ferrous and non-ferrous scrap	$170,606	$92,107

Work-in-process	186,005	156,407

Finished goods	495,619	347,737

Raw materials (excluding scrap) and operating supplies	350,877	224,234

	$1,203,107	$820,485

NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	December 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$162,476	$(9,529)	$152,947

Buildings and improvements	370,722	(54,667)	316,055

Machinery and equipment	1,995,013	(702,570)	1,292,443

Construction in progress	141,646	—	141,646

Property, plant and equipment held for sale	5,526	—	5,526

	$2,675,383	$(766,766)	$1,908,617

	December 31, 2006
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$93,732	$(6,260)	$87,472

Buildings and improvements	199,503	(41,325)	158,178

Machinery and equipment	1,228,398	(544,691)	683,707

Construction in progress	183,710	—	183,710

Property, plant and equipment held for sale	6,391	—	6,391

	$1,711,734	$(592,276)	$1,119,458

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $11.9 million and $5.3 million for the years ended December 31, 2007 and 2006, respectively. The Company had open accounts payables and accruals at December 31, 2007 and 2006 of $2.9 million and $5.1 million, respectively, related to the purchases of property, plant and equipment.
During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. As a result, the Company recorded $32.4 million of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill. The Company also recorded an additional $9.4 million charge to other operating expenses. This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to the disposal of dust from the baghouse.

NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the year ended December 31, 2007 is as follows ($000s):

Balance as of December 31, 2006	$252,599

Goodwill acquired during the year	2,800,231

Impairment of goodwill	(1,924)

Balance as of December 31, 2007	$3,050,906

During December 2007, the Company decided to sell the assets of the Atlas Steel downstream location. As a result, the Company recorded a $3.2 million charge to other operating expenses, consisting of charges to write-off certain inventory items of $1.3 million and goodwill of $1.9 million associated with this facility and allocated to the downstream segment.
Intangible assets are comprised of the following ($000s):

	December 31, 2007		December 31, 2006
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization

Customer relationships	$568,297	$(7,459)	$2,805	$(63)

Patented technology	29,220	(1,742)	220	(6)

Internally developed software	1,000	(500)	—	—

Order backlog	16,354	(15,333)	1,155	(140)

Trade name	3,850	(898)	3,850	(233)

Non-compete agreements	6,633	(894)	1,862	(234)

	$625,354	$(26,826)	$9,892	$(676)

For the year ended December 31, 2007, the Company recorded amortization expense related to its intangible assets of $26.2 million.
The estimated amortization expense for each of the five succeeding fiscal years is as follows ($000s):

	2008	2009	2010	2011	2012

Customer relationships	$87,132	$48,979	$50,342	$49,661	$46,936

Patented technology	5,813	5,813	5,813	5,813	4,091

Internally developed software	500	—	—	—	—

Order backlog	811	207	3	—	—

Trade name	770	770	770	642	—

Non-compete agreements	1,528	1,528	1,528	1,041	114

	$96,554	$57,297	$58,456	$57,157	$51,141

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in the joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in these consolidated financial statements.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	December 31, 2007	December 31, 2006

Balance Sheet

Current assets	$228,802	$208,615

Property, plant and equipment, net	190,442	211,734

Current liabilities	78,738	55,022

Long-term debt	4,532	5,659

Statement of Earnings

Sales	$957,106	$976,842

Income from operations	96,506	217,010

Income before income taxes	96,188	217,828

Net income	93,902	215,636

NOTE 8 — LONG — TERM DEBT
On September 14, 2007, the Company entered into a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility to finance its acquisition of Chaparral. By December 31, 2007, the Bridge Loan facility had been fully repaid and $150.0 million of the Term Loan had also been repaid.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company is in compliance with the terms of the Term Loan Facility.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature on July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these senior notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on the year the call is made.

On November 22, 2006, the Company entered into a credit facility with KfW IPEX-Bank (“KfW”) to provide financing for capital expenditures. The facility is for $75.0 million, expires on November 30, 2008 and is secured by the equipment purchased with the financing. At December 31, 2007 $15.4 million had been drawn on this facility and at December 31, 2006 no amounts had been drawn on this facility.
On October 31, 2005 the Company entered into a new Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. On February 6, 2007, the Company completed an amendment to the Senior Secured Credit Facility which increased the amount of net intercompany balances that were permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries until July 31, 2007. The lenders concurrently waived a covenant of non-compliance related to these balances. At December 31, 2007 the Company is in compliance with the terms of the Senior Secured Credit Facility. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At December 31, 2007 and 2006, there was nothing drawn against this facility based upon available collateral under the terms of the agreement. At December 31, 2007 and 2006 approximately $583.0 million and $592.4 million, respectively, was available under the Senior Secured Credit Facility, net of $67.0 million of outstanding letters of credit.
The Company had $54.6 and $31.6 million of industrial revenue bonds outstanding at December 31, 2007 and 2006, respectively. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The Company assumed an additional industrial revenue bond in the amount of $4.2 million with the acquisition of the Beaumont, Texas facility in November 2004. The interest rates on these bonds range from 47% to 88% of the prime rate. The industrial revenue bonds mature in 2014, 2017 and 2018, respectively. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. This bond is secured by a guarantee of the Company. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The interest on these bonds are payable monthly and the interest on Beaumont and Jacksonville bonds are payable semi-annually. The average weighted interest rate on these industrial revenue bonds is 4.69%.
On September 18, 2007, the Company redeemed the Senior Notes that were acquired as part of the Chaparral acquisition for approximately $341.8 million.
Debt includes the following ($000s):

	December 31, 2007	December 31, 2006

Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 14, 2012	$1,600,000	$—

Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 14, 2013	1,000,000	—

Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount	400,819	399,638

Industrial Revenue Bonds, bearing interest of 3.40% to 6.375%, due through May 2037	54,600	31,600

Credit facility with KfW, bearing interest of LIBOR plus 1.80%, due November 2008	15,399	—

Other, bearing interest of 6.25%, due through October 2010	202	417

	3,071,020	431,655

Less current portion	(15,589)	(214)

	$3,055,431	$431,441

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The carrying amount of the Company’s floating rate debt instruments approximates fair value because the interest rates adjust periodically to the current market rates. The fair value of the Company’s fixed rate notes, the 10 3/8% Senior Notes, was $423.7 million and $438.4 million as of December 31, 2007 and 2006, respectively. Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.
The maturities of borrowings for the years subsequent to December 31, 2007, are as follows ($000s):

Amount

2008	$15,589

2009	6

2010	5

2011	1,200,820

2012	1,300,000

2013	500,000

Thereafter	54,600

$3,071,020

Cash paid for interest was $96.9 million and $45.4 million for the years ended December 31, 2007 and 2006, respectively.
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
NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the years ended December 31, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 238,865 tons and 137,626 tons of steel products and raw materials from affiliated companies for $101.7 million and $55.6 million, respectively. For the year ended December 31, 2007, the Company and/or certain of its subsidiaries sold approximately 10,312 tons of steel products to affiliated companies for $4.8 million. There were no sales of steel products to affiliated companies for the year ended December 31, 2006. For the years ended December 31, 2007 and 2006, the Company recorded $1.2 million and $0.1 million of rent expense related to leases between PCS and entities controlled by management of PCS, respectively. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Current	$214,874	$196,944

Deferred	20,988	(309)

	$235,862	$196,635

Current income taxes:

Canada	$1,863	$(2,289)

U.S.	213,334	199,473

Other	(323)	(240)

	$214,874	$196,944

Deferred income taxes:

Canada	$5,043	$7,768

U.S.	15,945	(7,244)

Other	—	(833)

	$20,988	$(309)

Total provision for income taxes	$235,862	$196,635

The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows:

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Income tax expense computed using Canadian statutory tax rates	$263,998	$194,904

Increased (decreased) by the tax effect of:

Tax exempt income	(36,704)	(25,024)

Effect of different rates in foreign jurisdictions	29,692	23,030

Deduction related to domestic production activities	(11,707)	(4,915)

Change in valuation allowance	(1,691)	2,316

Other-net	(7,726)	6,324

Income tax expense	$235,862	$196,635

Cash payments for income taxes	$201,455	$221,556

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The components of the deferred tax assets and liabilities consist of the following:

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Canada

Non-current deferred tax assets

Operating loss carryforwards	$23,404	$25,893

Pension and retirement accruals	21,405	24,703

Long-term liabilities not currently deductible	4,959	2,022

Other	505	—

Total non-current deferred tax assets	$50,273	$52,618

Non-current deferred tax liabilities

Property, plant and equipment	$37,840	$39,629

Other	—	41

Total non-current deferred tax liabilities	$37,840	$39,670

Net non-current deferred tax assets	$12,433	$12,948

United States

Current deferred tax assets

Accounting provisions not currently deductible for tax purposes	$21,779	$38,538

Non-current deferred tax assets

Operating loss carryforwards	$32,967	$20,995

Recycling and AMT credits	38,464	4,916

Pension and retirement accruals	54,844	52,738

Long-term liabilities not currently deductible	14,977	11,244

Other	—	86

	141,252	89,979

Less: Valuation allowance	(4,195)	(5,886)

Total non-current deferred tax assets	$137,057	$84,093

Non-current deferred tax liabilities

Property, plant and equipment	$554,170	$137,826

Other	16,709	—

Total non-current deferred tax liabilities	$570,879	$137,826

Net non-current deferred tax liabilities	$433,822	$53,733

Total gross deferred tax assets	$209,109	$175,249

Total gross deferred tax liabilities	$608,719	$177,496

As of December 31, 2007, the Company had a combined non-capital loss carryforward of approximately $80.6 million for Canadian tax purposes that expire on various dates between 2008 through 2027. The Company also had a net operating loss (“NOL”) carryforward of approximately $46.0 million for U.S. federal income tax purposes and $446.8 million for state income tax purposes that expire on various dates between 2010 and 2027.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (“IRC”) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.
The Company believes its Canadian net deferred tax asset at December 31, 2007 of $12.4 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
During 2007 the Company released a valuation allowance of $1.7 million and recorded a valuation allowance of $2.3 million in 2006. The valuation allowance release in 2007 relates to certain state tax loss carryforwards and recycling credits that management determined that it is more likely than not that these deferred tax assets would be realized.
For the year ending December 31, 2006, the Company recorded $4.2 million of U.S. income tax expense related to withholding taxes on anticipated repatriation to Canada of approximately $80.0 million from the US operations under the U.S. — Canadian Income Tax Treaty. The Company does not anticipate any Canadian income taxes on the earnings repatriation. The partial repatriation of earnings does not change the Company’s intentions to permanently reinvest the remaining undistributed earnings of the non-Canadian subsidiaries, and therefore, no additional provisions have been recorded.

NOTE 11 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $12.2 million and $6.6 million for the years ended December 31, 2007 and 2006, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
The following tables summarize the accumulated pension benefits and postretirement medical benefit obligations included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Change in Benefit Obligation

Benefit obligation at beginning of period	$590,284	$501,635	$110,676	$59,555

Acquisitions	25,879	45,365	—	47,362

Service cost	24,557	21,720	2,957	2,026

Interest cost	32,966	28,733	6,424	4,485

Plan participants’ contributions	—	—	1,659	1,036

Amendments	11,903	2,037	(1,218)	—

Actuarial (gain) loss	(48,174)	11,675	2,110	239

Benefits and administrative expenses paid	(24,327)	(20,795)	(6,450)	(4,015)

Medicare Part D subsidy	—	—	316	—

Foreign exchange (gain) loss	49,890	(86)	6,682	(12)

Benefit obligation at end of period	$662,978	$590,284	$123,156	$110,676

Change in Plan Assets

Fair value of plan assets at beginning of period	$459,566	$361,414	$—	$—

Acquisitions	9,372	35,261	—	—

Actual return on plan assets	10,520	54,319	—	—

Employer contribution	33,019	30,176	4,475	2,979

Plan participants’ contributions	—	—	1,659	1,036

Benefits and administrative expenses paid	(24,327)	(20,795)	(6,450)	(4,015)

Medicare Part D subsidy	—	—	316	—

Foreign exchange (loss) gain	43,897	(809)	—	—

Fair value of plan assets at end of period	$532,047	$459,566	$—	$—

Amounts Recognized in the Consolidated Balance Sheets

Other assets	$5,826	$1,894	$—	$—

Accrued salaries, wages and employee benefits	(1,949)	(457)	(5,542)	(4,328)

Accrued benefit obligations	(134,808)	(132,155)	(117,614)	(106,348)

Net asset/(liability) recognized, end of year	$(130,931)	$(130,718)	$(123,156)	$(110,676)

The accumulated benefit obligation for all defined benefit pension plans was $605.8 million and $526.2 million at December 31, 2007 and 2006, respectively. The funded status for all pension benefits plans was $(130.9) million and $(130.7) million at December 31, 2007 and 2006, respectively, and for other benefit plans was $(123.2) million and $(110.7) at December 31, 2007 and 2006, respectively.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
The amounts recognized in accumulated other comprehensive income at December 31, 2007 are as follows ($000s):

	Pension Benefits	Other Benefit Plans

Transition obligation	$1,575	$—

Prior service cost	15,319	(5,660)

Net actuarial (gain)/loss	54,670	15,408

	$71,564	$9,748

The amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic benefit in 2008 is as follows ($000s):

	Pension Benefits	Other Benefit Plans

Amortization of transition liability	$229	$—

Amortization of prior service cost	4,394	(525)

Amortization of net actuarial loss	1,110	478

The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Components of Net Periodic Benefit Cost

Service cost	$24,557	$21,720	$2,957	$2,026

Interest cost	32,966	28,733	6,424	4,485

Expected return on plan assets	(35,675)	(29,519)	—	—

Amortization of transition liability	211	200	—	—

Amortization of prior service cost	4,536	2,252	(355)	(348)

Recognized actuarial loss	2,518	5,760	549	458

Net periodic benefit cost	$29,113	$29,146	$9,575	$6,621

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

Projected benefit obligation	$550,510	$534,151	$123,156	$110,676

Accumulated benefit obligation	500,642	472,147	123,156	110,676

Fair value of plan assets	418,107	401,545	—	—

The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.

ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006

weighted-average assumptions used to determine benefits obligations at December 31,

Discount rate	5.50% to 6.25%	5.00% to 5.75%	5.50% to 6.25%	5.00% to 5.75%

Expected long-term return on plan assets	7.00% to 8.25%	7.00% to 8.40%	N/A	N/A

Rate of compensation increase	3.50% to 4.25%	2.50% to 4.25%	N/A	N/A

weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31,

Discount rate	5.00% to 6.00%	5.00% to 5.75%	5.00% to 5.75%	5.00% to 5.75%

Expected long-term return on plan assets	7.00% to 8.40%	7.25% to 8.40%	N/A	N/A

Rate of compensation increase	2.50% to 4.25%	2.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,

Health cost trend rate — initial	N/A	N/A	9.50% to 10.00%	8.50% to 11.00%

Health cost trend rate — ultimate	N/A	N/A	5.00% to 5.50%	5.50%

Year in which ultimate rate is reached	N/A	N/A	2013 to 2016	2010 to 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point Increase	Point Decrease

Effect on total of service cost and interest cost	$1,592	$(1,246)

Effect on postretirement benefit obligation	17,056	(13,973)

PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31,
Asset Category	2007	2006

Equity securities	66.8%	66.8%

Debt securities	31.6%	31.5%

Real estate	0.4%	—

Other	1.2%	1.7%

Total	100.0%	100.0%

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
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
BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

			Other Benefit
		Other Benefit Plans	Plans After
Projected Benefit Payments	Pension Benefits	Before Subsidy	Subsidy

2008	$28,195	$5,885	$5,542

2009	29,544	6,185	5,796

2010	31,375	6,495	6,064

2011	33,395	6,919	6,452

2012	35,644	7,190	6,681

2013 to 2016	218,672	42,184	39,269

CONTRIBUTIONS
The Company expects to contribute $37.0 million to its pension plans in 2008.
MULTI-EMPLOYER PENSION PLANS
PCS, a majority owned and consolidated joint venture of the Company, is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions to these multi-employer pension plans totaled $20.7 million and $3.4 million for the years ended December 31, 2007 and 2006, respectively.
NOTE 12 — FINANCIAL INSTRUMENTS
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined interest rate risks arising in the normal course of business. The Company entered into interest rate swaps, which qualify as fair value hedges, to reduce its exposure to changes in the fair value of its 10 3/8% Senior Notes. The agreements have a notional value of $200.0 million and an expiration date of July 15, 2011. The Company receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2007, was approximately $4.1 million.

NOTE 13 — SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

December 31, 2007

Common	Unlimited	432,463,184	$2,547,123

December 31, 2006

Common	Unlimited	305,376,603	$1,016,287

On November 7, 2007, the Company completed an offering in the United States and Canada of 126.5 million common shares. The net proceeds of the offering of approximately $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, were used to partially repay the loans incurred by the Company in connection with the acquisition of Chaparral (described in the Note 3 and Note 8). The common shares were sold in the United States and Canada at a price of US$12.25 per share.
During the year ended December 31, 2007, the Company declared and paid total cash dividends of $0.35 per common share. This resulted in a dividend payment of $109.4 million to shareholders.
At December 31, the components of accumulated other comprehensive income were as follows ($000s):

	2007	2006

Cumulative foreign currency translation adjustments, net of tax	$115,197	$68,354

Minimum pension liability adjustments, net of tax	(50,901)	(60,181)

Total	$64,296	$8,173

EARNINGS PER SHARE
The following table identifies the components of basic and diluted earnings per share ($000s except per share data):

	Year Ended December 31,
	2007	2006

Basic earnings per share:

Basic net earnings	$537,869	$374,596

Average shares outstanding	323,968,001	304,751,921

Basic net earnings per share	$1.66	$1.23

Diluted earnings per share:

Diluted net earnings	$537,869	$374,596

Diluted average shares outstanding:

Average shares outstanding	323,968,001	304,751,921

Dilutive effect of stock options and share units	1,169,510	1,036,174

	325,137,511	305,788,095

Diluted net earnings per share	$1.65	$1.23

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2007, options to purchase 12,000 (211,500 at December 31, 2006) common shares were not included in the computation of diluted earnings per share as their inclusion would be anti-dilutive.
NOTE 14 — STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. The number of options and SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award is made. The value of the options and SARs are determined by the Human Resources Committee of the Company’s Board of Directors based on a Black-Scholes or other method for determining option values. All of the long term incentive awards vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. Options and SARs may be exercised following vesting. Options and SARs have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $14.0 million was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. An award of approximately $6.6 million was earned by participants for the year ended December 2006 and was granted 44% in SARs, 28% in options, and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. A grant of approximately $1.2 million of SARs was provided to a participant in 2007. An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. These awards are being accrued over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for US Treasury bonds commensurate with the expected term of the granted option.

	2007	2006

Risk free interest rate	4.51%	4.68%

Expected life	6.25 years	6.25 years

Expected volatility	50.50%	47.39%

Expected dividend yield	4.00%	0.80%

The grant date fair value of stock options granted during the year ended December 31, 2007 was $4.08.
During the year ended December 31, 2007 and 2006, the Company recognized $0.9 million and $0.4 million, respectively, of stock compensation costs related to the options issued during 2007. The remaining unrecognized compensation cost related to unvested options at December 31, 2007 was approximately $1.3 million, and the weighted-average period of time over which this cost will be recognized is 3 years.
Under the employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 100% of the amount by which $25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 474,313 shares have been issued to the trust.
The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of their annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $1.3 million and $0.8 million at December 31, 2007 and 2006, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2007, there were 551,600 and 760,837 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans.
For the year ended December 31, 2007 and 2006 the Company recorded $22.7 million and $34.4 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
The following table summarizes stock options outstanding as of December 31, 2007, as well as activity during the year then ended:

		Weighted-Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2006	1,418,511	$5.37

Granted	454,497	10.90

Exercised	(360,788)	3.46

Forfeited	(25,051)	9.15

Expired	(199,500)	22.77

Outstanding at December 31, 2007 (a)	1,287,669	$5.92

Options exercisable	760,837	$2.76

(a)	At December 31, 2007, the weighted-average remaining contractual life of options outstanding and exercisable was 5.57 years and 1.88 years, respectively.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2007 and 2006, the aggregate intrinsic value of shares outstanding and options expected to vest was $10.8 million and $7.0 million, respectively. At December 31, 2007 and 2006, the aggregate intrinsic value of options exercisable was $8.9 million and $7.0 million, respectively. The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option.
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the year ended December 31, 2007 are provided in the following table ($000s):

	2007	2006

Proceeds from stock options exercised	$1,258	$1,290

Tax benefit related to stock options exercised	1,159	1,998

Intrinsic value of stock options exercised	3,765	4,694

Total fair value of shares vested	10,648	8,960

The following table summarizes information about options outstanding at December 31, 2007:

		Weighted-Average
Exercise Price		Remaining	Weighted-Average
Range US$	Number Outstanding	Contractual Life	Exercise Price	Number Exercisable

$1.38	170,022	3.7	$1.38	170,022

$1.80 to $1.91	353,672	3.1	1.84	353,672

$2.12 to $2.96	182,326	1.7	2.69	182,326

$9.50 to $10.90	569,649	8.9	10.47	42,817

$22.70 (1)	12,000	0.3	22.70	12,000

	1,287,669			760,837

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2007.
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
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $15.5 million and $22.2 million as of December 31, 2007 and 2006, respectively. Of the $15.5 million of costs recorded as a liability at December 31, 2007, the Company expects to pay approximately $3.7 million during the year ended December 31, 2008.
Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company’s consultants and third party estimates of costs of remediation-related services provided to the Company of which the Company and its consultants are aware, the Company and its consultants believe that the Company’s cost estimates are reasonable. Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site. In May 2007, the Company paid the EPA $7.25 million to settle the claim.
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
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows ($000s):

Year Ended December 31,	Amount

2008	$12,269

2009	10,311

2010	9,171

2011	8,648

2012	7,114

Thereafter	25,376

$72,889

Rent expense related to operating leases was $28.2 million and $27.9 million for the years ended December 31, 2007 and 2006, respectively.
Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date. Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
SERVICE COMMITMENTS
The Company has long-term contracts with several raw material suppliers. The Company typically realizes lower costs and improved service from these contracts. The Company believes these raw materials would be readily available in the market without such contracts.
NOTE 16 — OTHER OPERATING (INCOME) EXPENSE
For the year ended December 31, 2007, the Company charged to other operating expenses, net the amount of $3.2 million related to costs associated with the Atlas Steel closure.
Other operating expense, net for the year ended December 31, 2006, consists of a gain on the sale of certain non-core land and buildings of $8.9 million, $2.9 million collected under the U.S. Continued Dumping Subsidy Offset Act, and the repayment by former members of management of certain loans that had previously been written off of approximately $1.3 million. Offsetting these items are the following expense items: $9.4 million related to costs associated with the Perth Amboy melt shop closure, increases in environmental reserves related to remediation and outstanding environmental claims of approximately $7.7 million, and $2.0 million related to the start-up costs of the Beaumont mill following the 2005 labor disruption.
NOTE 17 — SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) Steel mills which produce long products, including rebar, merchant bar/special sections and wire rod and (b) Downstream products which include rebar fabrication, rail road spikes, cold drawn products, super light beam processing, elevator guide rails, grinding balls and wire mesh. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes selling and administrative expenses, interest income, interest expense, minority interest, short-term investments and income tax expense that may not be directly attributable to either specific segment.

Operational results for the two business segments and other financial data is based on the geographic location of those operations for the years ended December 31 are presented below ($000s):

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006

Revenue from external customers:

Steel mills	$4,469,105	$3,517,940

Downstream products	1,337,488	946,263

Total	$5,806,593	$4,464,203

Inter-company sales:

Steel mills	$695,261	$490,260

Downstream products	—	—

Corp/eliminations/other	(695,261)	(490,260)

Total	$—	$—

Total sales:

Steel mills	$5,164,366	$4,008,200

Downstream products	1,337,488	946,263

Corp/eliminations/other	(695,261)	(490,260)

Total	$5,806,593	$4,464,203

Operating income (loss):

Steel mills	$743,793	$505,066

Downstream products	109,483	60,702

Corp/eliminations/other	(35,943)	(59,847)

Total	$817,333	$505,921

Depreciation expense:

Steel mills	$119,118	$121,655

Downstream products	10,951	9,072

Corp/eliminations/other	13,215	12,258

Total	$143,284	$142,985

Amortization expense:

Steel mills	$24,269	$201

Downstream products	1,882	475

Corp/eliminations/other	—	—

Total	$26,151	$676

Segment assets:

Steel mills	$6,836,426	$2,131,872

Downstream products	610,141	497,664

Corp/eliminations/other	981,953	546,852

Total	$8,428,520	$3,176,388

Segment goodwill:

Steel mills	$2,927,780	$148,150

Downstream products	123,126	104,449

Corp/eliminations/other	—	—

Total	$3,050,906	$252,599

Segment intangibles:

Steel mills	$582,515	$1,111

Downstream products	16,013	8,105

Corp/eliminations/other	—	—

Total	$598,528	$9,216

Capital expenditures:

Steel mills	$150,732	$176,055

Downstream products	14,203	18,578

Corp/eliminations/other	8,851	18,030

Total	$173,786	$212,663

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
Geographic data is as follows:

	United States	Canada	Total

December 31, 2007

Revenue from external customers	$4,798,656	$1,007,937	$5,806,593

Property, plant and equipment	1,557,579	351,038	1,908,617

December 31, 2006

Revenue from external customers	$3,571,152	$893,051	$4,464,203

Property, plant and equipment	810,450	309,008	1,119,458

Revenues derived from any customer did not exceed 10% of consolidated revenues.
NOTE 18 — SUBSEQUENT EVENTS
On February 12, 2008, in addition to the normal quarterly dividend, of $0.02, the Board of Directors also approved a special cash dividend of $0.25 per common share, payable March 13, 2008 to shareholders of record at the close of business on February 28, 2008.
On February 12, 2008, the Company announced that PCS will acquire the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $151.5 million. Concurrently with the acquisition of CSI, the Company will pay approximately $68.0 million to increase its equity participation in PCS to approximately 84%. These transactions are expected to close in the second quarter of 2008.
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rate of the Term Loan Facility. These agreements have a notional value of $760 million, fixed interest rates between 4.6845% and 4.957% and expire in September 2013.
NOTE 19 — FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2007 and December 31, 2006 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011. The non-Guarantors are subsidiaries of the Company and non wholly-owned subsidiaries, like Ameristeel Bright Bar, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets

Cash and cash equivalents	$21	$155,606	$391,165	$570	$—	$547,362

Short-term investments	—	—	94,591	—	—	94,591

Accounts receivable, net	—	53,510	545,229	107,190	—	705,929

Intercompany accounts receivable	—	—	33,108	951	(34,059)	—

Inventories	—	131,403	1,047,092	24,612	—	1,203,107

Deferred tax assets	—	—	21,779	—	—	21,779

Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	3,844	—	3,844

Income taxes receivable	11	699	22,378	898	—	23,986

Other current assets	—	7,732	16,597	1,551	—	25,880

Total Current Assets	32	348,950	2,171,939	139,616	(34,059)	2,626,478

Investments in Subsidiaries	465,995	3,390,102	170,261	—	(4,026,358)	—

Investments in 50% Owned joint ventures	—	—	161,168	—	—	161,168

Property, Plant and Equipment, net	—	259,782	1,634,442	14,393	—	1,908,617

Goodwill	—	—	2,974,488	76,418	—	3,050,906

Intangibles	—	—	591,308	7,220	—	598,528

Deferred Financing Costs	7,182	396	36,948	18	—	44,544

Deferred Tax Asset	—	5,070	7,363	—	—	12,433

Other Assets	—	7,201	18,525	120	—	25,846

TOTAL ASSETS	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$—	$38,305	$333,239	$5,090	$—	$376,634

Intercompany accounts payable	1,854	14,204	—	—	(16,058)	—

Accrued salaries, wages and employee benefits	—	12,925	146,235	10,498	—	169,658

Accrued interest	19,259	37	21,335	—	—	40,631

Income taxes payable	—	—	28,143	—	—	28,143

Accrued sales, use and property taxes	—	607	11,363	—	—	11,970

Current portion of long-term environmental reserve	—	—	3,704	—	—	3,704

Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	17,448	—	17,448

Other current liabilities	—	3,621	17,944	4,336	—	25,901

Current portion of long-term borrowings	—	184	15,405	—	—	15,589

Total Current Liabilities	21,113	69,883	577,368	37,372	(16,058)	689,678

Long-term Borrowings, Less Current Portion	400,819	—	2,654,612	—	—	3,055,431

Related Party Borrowings	—	—	—	18,000	(18,000)	—

Accrued Benefit Obligations	—	70,371	182,051	—	—	252,422

Long-term Environmental Reserve, Less Current Portion	—	—	11,830	—	—	11,830

Other Liabilities	—	6,632	71,769	—	—	78,401

Deferred Tax Liabilities	—	—	433,822	—	—	433,822

Minority Interest	—	—	—	42,321	—	42,321

TOTAL LIABILITIES	421,932	146,886	3,931,452	97,693	(34,058)	4,563,905

TOTAL SHAREHOLDERS’ EQUITY	51,277	3,864,615	3,834,990	140,092	(4,026,359)	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$473,209	$4,011,501	$7,766,442	$237,785	$(4,060,417)	$8,428,520

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS

Current Assets

Cash and cash equivalents	$7,885	$16,025	$85,000	$326	$—	$109,236

Restricted cash	—	—	498	—	—	498

Short-term investments	—	—	123,430	—	—	123,430

Accounts receivable, net	—	45,089	328,381	87,358	—	460,828

Intercompany accounts receivable	—	—	107,435	—	(107,435)	—

Inventories	—	98,581	713,769	8,135	—	820,485

Deferred tax assets	—	—	38,538	—	—	38,538

Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	2,977	—	2,977

Income tax receivable	—	204	22,934	485	—	23,623

Other current assets	14	3,053	13,678	683	—	17,428

Total Current Assets	7,899	162,952	1,433,663	99,964	(107,435)	1,597,043

Investments in Subsidiaries	465,256	1,672,038	156,521	—	(2,293,815)	—

Investments in 50% Owned joint ventures	—	—	167,466	—	—	167,466

Property, Plant and Equipment, net	—	223,946	883,903	11,609	—	1,119,458

Goodwill	—	—	181,711	70,888	—	252,599

Intangibles	—	—	1,326	7,890	—	9,216

Deferred Financing Costs	9,210	454	2,342	23	—	12,029

Deferred Tax Asset	—	15,937	(2,989)	—	—	12,948

Other Assets	—	(832)	6,048	413	—	5,629

TOTAL ASSETS	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	$—	$36,757	$274,682	$5,986	$—	$317,425

Intercompany accounts payable	4,355	92,894	—	2,436	(99,685)	—

Accrued salaries, wages and employee benefits	—	8,379	91,080	10,778	—	110,237

Accrued interest	19,258	41	1,610	—	—	20,909

Income taxes payable	5	121	19,307	45	—	19,478

Accrued sales, use and property taxes	—	549	7,424	51	—	8,024

Current portion of long-term environmental reserve	—	—	12,238	—	—	12,238

Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	15,443	—	15,443

Other current liabilities	—	3,124	14,864	1,641	—	19,629

Current portion of long-term borrowings	—	118	96	—	—	214

Total Current Liabilities	23,618	141,983	421,301	36,380	(99,685)	523,597

Long-term Borrowings, Less Current Portion	399,638	185	31,618	—	—	431,441

Related Party Borrowings	—	—	—	7,750	(7,750)	—

Accrued Benefit Obligations	—	74,602	163,901	—	—	238,503

Long-term Environmental Reserve, Less Current Portion	—	—	9,993	—	—	9,993

Other Liabilities	—	4,229	33,853	—	—	38,082

Deferred Tax Liabilities	—	38	53,695	—	—	53,733

Minority Interest	—	—	—	27,581	—	27,581

TOTAL LIABILITIES	423,256	221,037	714,361	71,711	(107,435)	1,322,930

TOTAL SHAREHOLDERS’ EQUITY	59,109	1,853,458	2,115,630	119,076	(2,293,815)	1,853,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$482,365	$2,074,495	$2,829,991	$190,787	$(2,401,250)	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$745,860	$4,734,163	$326,570	$—	$5,806,593

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	653,101	3,718,023	252,256	—	4,623,380

Selling and administrative	—	20,346	160,320	17,366	—	198,032

Depreciation	—	24,962	115,808	2,514	—	143,284

Amortization	—	—	24,761	1,390	—	26,151

Other operating expense (income), net	—	109	(449)	(1,247)	—	(1,587)

	—	698,518	4,018,463	272,279	—	4,989,260

INCOME FROM OPERATIONS	—	47,342	715,700	54,291	—	817,333

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	54,079	—	—	54,079

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	47,342	769,779	54,291	—	871,412

OTHER EXPENSES

Interest expense	43,200	2,002	61,435	1,101	—	107,738

Interest income	(112)	(1,999)	(15,806)	(60)	—	(17,977)

Intercompany interest	—	—	4,902	—	(4,902)	—

Foreign exchange (gain) loss, net	—	(28,472)	(4,896)	47	—	(33,321)

Writedown of short-term investments	—	—	8,879	—	—	8,879

Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282

Minority interest	—	—	—	23,080	—	23,080

Other income	(3,521)	—	—	—	3,521	—

	41,595	(28,340)	61,634	24,173	(1,381)	97,681

(LOSS) INCOME BEFORE INCOME TAXES	(41,595)	75,682	708,145	30,118	1,381	773,731

INCOME TAX EXPENSE	824	12,321	222,999	(282)	—	235,862

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(42,419)	63,361	485,146	30,400	1,381	537,869

EQUITY EARNINGS OF SUBSIDIARIES	50,628	474,508	36,788	—	(561,924)	—

NET INCOME	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL
	GUSAP	CORPORATION	GUARANTORS	NON-GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$628,531	$3,778,641	$57,031	$—	$4,464,203

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	546,890	3,025,860	44,406	—	3,617,156

Selling and administrative	—	19,138	168,883	3,757	—	191,778

Depreciation	—	20,805	121,687	493	—	142,985

Amortization	—	—	206	470	—	676

Other operating (income) expense, net	—	(5,892)	11,783	(204)	—	5,687

	—	580,941	3,328,419	48,922	—	3,958,282

INCOME FROM OPERATIONS	—	47,590	450,222	8,109	—	505,921

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	115,606	—	—	115,606

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	47,590	565,828	8,109	—	621,527

OTHER EXPENSES

Interest expense	42,877	15,842	3,534	272	—	62,525

Interest income	(273)	(1,477)	(17,134)	(22)	—	(18,906)

Foreign exchange loss (gain), net	—	782	413	(60)	—	1,135

Amortization of deferred financing costs	2,112	122	590	5	—	2,829

Minority interest	—	—	—	2,713	—	2,713

	44,716	15,269	(12,597)	2,908	—	50,296

(LOSS) INCOME BEFORE INCOME TAXES	(44,716)	32,321	578,425	5,201	—	571,231

INCOME TAX EXPENSE	619	5,308	191,780	(1,072)	—	196,635

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(45,335)	27,013	386,645	6,273	—	374,596

EQUITY EARNINGS OF SUBSIDIARIES	46,471	347,583	8,863	—	(402,917)	—

NET INCOME	$1,136	$374,596	$395,508	$6,273	$(402,917)	$374,596

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES

Net income	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869

Adjustment to reconcile net income to net cash provided by operating activities:

Minority interest	—	—	—	23,080	—	23,080

Depreciation	—	24,962	115,808	2,514	—	143,284

Amortization	—	—	24,761	1,390	—	26,151

Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282

Deferred income taxes	—	9,594	11,394	—	—	20,988

Loss (gain) on disposition of property, plant and equipment	—	120	3,180	(5)	—	3,295

Income from 50% owned joint ventures	—	—	(54,079)	—	—	(54,079)

Distributions from 50% owned joint ventures	—	—	62,078	—	—	62,078

Cash dividends received	50,368	97,405	20,464	—	(168,237)	—

Facility closure expenses	—	—	3,178	—	—	3,178

Equity earnings of subsidiaries	(50,628)	(474,508)	(36,788)	—	561,924	—

Compensation cost from share-based awards	—	2,029	19,493	—	—	21,522

Realized loss on writedown of short-term investments	—	—	8,879	—	—	8,879

Excess tax benefits from share-based payment arrangements	—	—	(1,159)	—	—	(1,159)

Changes in operating assets and Liabilities, net of acquisitions:

Accounts receivable	—	(323)	(15,537)	(14,177)	—	(30,037)

Inventories	—	(13,995)	18,040	(13,755)	—	(9,710)

Other assets	14	(5,601)	(20,415)	(935)	—	(26,937)

Liabilities	(4,855)	(100,706)	117,648	5,801	8,813	26,701

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,136	76,975	805,999	34,318	(158,043)	764,385

INVESTING ACTIVITIES

Additions to property, plant and equipment	—	(21,039)	(148,414)	(4,333)	—	(173,786)

Proceeds received from the disposition of property, plant and equipment	—	—	1,266	105	—	1,371

Acquisitions	—	—	(4,342,952)	(11,783)	—	(4,354,735)

Opening cash from acquisitions	—	—	528,980	—	—	528,980

Asset transfer from non-guarantor to guarantor	—	—	9,812	382	(10,194)	—

Change in restricted cash	—	—	498	—	—	498

Investment in subsidiaries	—	(1,320,030)	—	—	1,320,030	—

Purchases of short-term investments	—	—	(592,240)	—	—	(592,240)

Sales of short-term investments	—	—	612,200	—	—	612,200

NET CASH USED IN INVESTING ACTIVITIES	—	(1,341,069)	(3,930,850)	(15,629)	1,309,836	(3,977,712)

FINANCING ACTIVITIES

Proceeds from issuance of new debt	—	—	4,087,410	—	—	4,087,410

Payments on term borrowings	—	(159)	(1,450,105)	—	—	(1,450,264)

Additions to deferred financing costs	—	—	(40,725)	—	—	(40,725)

Retirement of bonds	—	—	(341,759)	—	—	(341,759)

Cash dividends	(13,000)	(109,366)	(145,043)	(10,194)	168,237	(109,366)

Distributions to subsidiary’s minority shareholder	—	—	—	(8,340)	—	(8,340)

Proceeds from issuance of employee stock purchases	—	1,258	—	—	—	1,258

Proceeds from issuance of common stock, net	—	1,526,785	1,320,030	—	(1,320,030)	1,526,785

Excess tax benefits from share-based payment arrangements	—	—	1,159	—	—	1,159

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(13,000)	1,418,518	3,430,967	(18,534)	(1,151,793)	3,666,158

Effect of exchange rate changes on cash and cash equivalents	—	(14,843)	49	89	—	(14,705)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,864)	139,581	306,165	244	—	438,126

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21	$155,606	$391,165	$570	$—	$547,362

GERDAU AMERISTEEL 2007 ANNUAL REPORT
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(US$ IN THOUSANDS)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES

Net income	$1,136	$374,596	$395,508	$6,273	$(402,917)	$374,596

Adjustment to reconcile net income to net cash provided by operating activities:

Minority Interest	—	—	—	2,713	—	2,713

Depreciation	—	20,805	121,687	493	—	142,985

Amortization	—	—	206	470	—	676

Amortization of deferred financing costs	2,112	122	590	5	—	2,829

Write off unamortized fair value market adjustment	—	5,604	—	—	—	5,604

Deferred income taxes	—	10,500	(9,970)	(839)	—	(309)

Gain on disposition of property, plant and equipment	—	(3,894)	(5,020)	—	—	(8,914)

Income from 50% owned joint ventures	—	—	(115,606)	—	—	(115,606)

Distributions from 50% owned joint ventures	—	—	101,576	—	—	101,576

Cash dividends received	46,819	27,042	—	—	(73,861)	—

Equity earnings of subsidiaries	(46,471)	(347,583)	(8,863)	—	402,917	—

Facilities closure expenses	—	—	9,400	—	—	9,400

Compensation cost from share-based awards	—	1,230	33,141	—	—	34,371

Excess tax benefits from share-based payment arrangements	—	—	(1,998)	—	—	(1,998)

Changes in operating assets and liabilities, net of acquisitions:

Accounts receivable	—	11,437	12,615	(569)	—	23,483

Inventories	—	8,974	(16,952)	(2,616)	—	(10,594)

Other assets	(12)	(1,302)	(23,000)	2,763	—	(21,551)

Liabilities	(713)	124,970	(149,851)	(8,548)	490	(33,652)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,871	232,501	343,463	145	(73,371)	505,609

INVESTING ACTIVITIES

Intercompany investments	—	—	(104,500)	104,500	—	—

Additions to property, plant and equipment	—	(42,911)	(169,262)	—	(490)	(212,663)

Proceeds received from disposition of property, plant and equipment	—	7,405	6,705	—	—	14,110

Acquisitions	—	—	(110,438)	(104,500)	—	(214,938)

Opening cash from acquisitions	—	—	22,371	(437)	—	21,934

Change in restricted cash	—	—	(25)	—	—	(25)

Purchases of short-term investments	—	—	(1,531,535)	—	—	(1,531,535)

Sales of short-term investments	—	—	1,408,105	—	—	1,408,105

NET CASH USED IN INVESTING ACTIVITIES	—	(35,506)	(478,579)	(437)	(490)	(515,012)

FINANCING ACTIVITIES

Payments on term borrowings	—	(114)	(6,523)	—	—	(6,637)

Additions to deferred financing costs	(399)	(5)	—	—	—	(404)

Retirement of bonds	—	—	(88,493)	—	—	(88,493)

Retirement of convertible debentures	—	(111,990)	—	—	—	(111,990)

Cash dividends	—	(91,387)	(73,861)	—	73,861	(91,387)

Distributions to subsidiary’s minority shareholder	—	—	—	—	—	—

Proceeds from issuance of employee stock purchases	—	1,290	—	—	—	1,290

Excess tax benefits from share-based payment arrangements	—	—	1,998	—	—	1,998

NET CASH (USED IN) FINANCING ACTIVITIES	(399)	(202,206)	(166,879)	—	73,861	(295,623)

Effect of exchange rate changes on cash and cash equivalents	—	3	—	—	—	3

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,472	(5,208)	(301,995)	(292)	—	(305,023)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,413	21,233	386,995	618	—	414,259

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,885	$16,025	$85,000	$326	$—	$109,236

ADDITIONAL DISCLOSURE
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.
(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c) Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided on page 31 in the registrant’s Management’s Discussion and Analysis is incorporated by reference herein.
(d) Attestation Report of the Registered Public Accounting Firm. The disclosure provided on page 32 of the registrant’s audited consolidated financial statements is incorporated by reference herein.
(e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR.
None.
AUDIT COMMITTEE FINANCIAL EXPERT.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

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
The required disclosure is included under the heading “Audit Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
PRE-APPROVAL POLICIES AND PROCEDURES.
The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
OFF-BALANCE SHEET ARRANGEMENTS.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE
Director Independence
The required disclosure is included under the heading “Director Independence” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Presiding Director at Meetings
The required disclosure is included under the heading “Presiding Director at Meetings” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Communication with Non-Management Directors
The required disclosure is included under the heading “Communication with Non-Management Directors” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Corporate Governance
The required disclosure is included under the heading “Corporate Governance” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.
Board Committee Mandates
The required disclosure is included under the heading “Board Committee Mandates” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

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
B. CONSENT TO SERVICE OF PROCESS.
The registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 25, 2008.

GERDAU AMERISTEEL CORPORATION

By:	/s/ Mario Longhi Mario Longhi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of Deloitte & Touche LLP

99.6	Opinion of Ernst & Young LLP

99.7	Consent of Ernst & Young LLP

99.8	Consent of PricewaterhouseCoopers LLP