Form 40-F
period 2008-12-31
GERDAU AMERISTEEL CORP
filed 2009-03-30
CIK 1203748

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008 Commission file number: 333-101591
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 433,004,253
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

FORM 40-F
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:
(a)	Annual Information Form dated March 30, 2009;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2008.

GERDAU AMERISTEEL CORPORATION
ANNUAL INFORMATION FORM

MARCH 30, 2009

- i -

As used in this document, unless the context otherwise requires, (i) “we”, “us” and “our”, the “Company” and “Gerdau Ameristeel” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, (ii) “Ameristeel” refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation), and (iii) “Gerdau North America” refers to the North American operations of Gerdau S.A. on or before October 23, 2002. Unless otherwise indicated, all information in this Annual Information Form is given as of March 30, 2009.
FORWARD-LOOKING STATEMENTS
     Certain statements in this Annual Information Form, including, without limitation, statements in the sections entitled “Overview”, “General Development of the Business”, “Narrative Description of the Business”, “Risk Factors” and “Environmental and Regulatory Matters”, constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. As discussed in “Risk Factors” in this Annual Information Form, the Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
     Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required by the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long term investments, including investments in auction rate securities; and the Company’s reliance on joint ventures that it does not control.
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
OVERVIEW
     Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mills (including one 50% owned mini-mill), 23 scrap recycling facilities and 60 downstream operations (including nine majority owned joint venture fabrication facilities), Gerdau Ameristeel primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing.
     The Company’s operations are segmented into two operating divisions, mini-mill and downstream operations.
     Mini-mills. Gerdau Ameristeel owns and operates 15 mini-mills in the United States and three in Canada and also has a 50% interest in the Gallatin mini-mill located in Kentucky, a joint venture with ArcelorMittal Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and, through our joint venture, flat rolled sheet. For the year ended December 31, 2008, third party shipments were approximately 6.9 million tons of mill finished steel products. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Nine of the mini-mills are provided with scrap by an internal network of 23 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mills’ primary raw material.
     Downstream operations. Gerdau Ameristeel has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our mini-mills. For the year ended December 31, 2008, our downstream shipments were approximately 1.4 million tons of processed steel products, representing approximately 17.1% of total finished steel shipments and generating approximately 19.2% of our net sales. Our downstream operations consist of rebar fabrication and epoxy coating, railroad spike operations, cold drawn plants, super light beam processing and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.
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
     Subsequent to incorporation, the following amendments to the Company’s articles and constating documents were made:
•	December 27, 1985 — Co-Steel was amalgamated with its subsidiary, Lake Ontario Steel Company Limited;

•	June 10, 1986 — the name was changed from Co-Steel International Limited to Co-Steel Inc. and each of the outstanding shares (except the first preference shares) was reclassified and subdivided into two multiple voting shares and three subordinate voting shares;

•	December 31, 1993 — all of the outstanding multiple voting shares of the Company were automatically converted into subordinate voting shares;

•	April 27, 1994 — the subordinate voting shares were re-designated as the common shares of the Company (the “Common Shares”);

•	December 31, 2000 — 877449 Ontario Limited, a subsidiary, amalgamated with Co-Steel;

•	October 23, 2002 — the name was changed to Gerdau Ameristeel Corporation;

•	May 6, 2003 — By-law No. A2, which amended the Company’s general by-law, was approved by the Company’s shareholders;

•	September 26, 2003 — Gerdau Ameristeel amalgamated with its wholly-owned subsidiaries Gerdau MRM Holdings Inc, Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel Distribution Canada Ltd., 1102590 Ontario Limited, 2017387 Ontario Limited and 1585947 Ontario Limited; and

•	May 10, 2006 — By-Law No, 1, which superseded the Company’s general by-law, was approved by the company’s shareholders;

•	May 25, 2006 — Gerdau Ameristeel was continued under the Canada Business Corporations Act.

•	May 14, 2007 — the Company’s Articles of Continuance were amended to allow the Board of Directors to appoint one or more additional directors between annual meetings.
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
GENERAL DEVELOPMENT OF THE BUSINESS
History
     Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Colombia, Uruguay, Argentina, Peru, Mexico, Spain, Guatemala, Venezuela, Dominican Republic, India, and, principally through Gerdau Ameristeel, Canada and the United States. Gerdau S.A’s history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top 20 steel companies in the world. The Gerdau group has global annual manufacturing capacity of 28.1 million short tons of crude steel products, approximately 46,000 employees and total assets exceeding $25.3 billion. For the year ended December 31, 2008, Gerdau S.A. had approximately $18.0 billion in consolidated net sales and a market capitalization of approximately $8.5 billion.
     Over the last 15 years, Gerdau S.A. has increased its investments abroad, including its investments in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operated a mini-mill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc. (now Gerdau Ameristeel MRM Special Sections Inc.), which operated a mini-mill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four mini-mills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., then an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia, expanding Ameristeel’s structural bar size range and adding beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies’ cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.
     In October 2002, the majority shareholder of Gerdau S.A.’s North American operations, referred to as Gerdau North America, acquired Co-Steel. Co-Steel was a Canadian public company that owned and operated three mini-mills, participated in a 50/50 joint venture that ran a fourth mini-mill in Kentucky and was a major participant in the sourcing, trading and processing of scrap metal in the northeastern North American market. Through the combination, Co-Steel acquired all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares and changed its name to Gerdau Ameristeel Corporation. Under reverse-take-over accounting, Gerdau North America was deemed to be the acquirer and was assumed to have purchased the assets and liabilities of Co-Steel.
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
     In October 2005, the Company amended and restated its senior secured revolving credit facility. The facility has a five-year term and the amendment increased the revolving credit line to $650 million.
     In January 2006, Mr. Longhi replaced Mr. Casey as CEO of the Company, with Mr. Casey remaining as Chairman of the Board.
     In February 2006, the Company acquired the capital stock of Fargo Iron and Metal Company, which operates a recycling yard located in Fargo, North Dakota.

     In March 2006, the Company completed the acquisition of the fixed assets and working capital of Callaway Building Products, a rebar fabricator and supplier of concrete construction products located in Knoxville, Tennessee. The acquisition of Callaway increased the Company’s rebar fabrication capabilities.
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
     In November 2006, the Company completed the acquisition of a controlling interest in Pacific Coast Steel (“PCS”), a joint venture that operated rebar fabrication plants in San Diego, San Bernardino, Fairfield, and Napa, California. The acquisition of PCS expanded the Company’s operations to the west coast of the United States and also added rebar placing capability.
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
     On April 1, 2008, PCS acquired the assets of Century Steel (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $152 million. Concurrently with the acquisition of CSI, the Company paid approximately $68.0 million to increase its equity ownership in PCS to approximately 84%.
     On June 27, 2008, the Company entered into an amendment to its senior secured credit facility that increased the commitments available under the facility from $650 million to $950 million. The other terms of the senior secured credit facility remain unchanged.
     On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel, a rebar fabricating and epoxy coating business with three locations in Oklahoma. The acquisition of Hearon Steel increased the Company’s rebar fabrication and epoxy coating capabilities.
     On October 27, 2008, the Company acquired Metro Recycling, a scrap processor headquartered in Guelph, Ontario, with three locations, two in Guelph and the other in Mississauga. The acquisition of Metro Recycling increased the Company’s scrap processing capabilities.

     On October 29, 2008, the Company sold the operating assets and inventory of its fence post fabricating business.
     On October 31, 2008, the Company acquired certain assets of Sand Springs Metal Processing Corp., a scrap processor located in Sand Springs, Oklahoma.
     On December 31, 2008, the Company acquired the remaining 16% of the capital stock of Ameristeel Bright Bar, Inc. that it did not already own, resulting in it becoming a wholly-owned subsidiary of the Company.
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
     The North American steel industry has recently experienced a significant amount of consolidation. Bankrupt steel companies, once overburdened with underfunded pension, healthcare and other legacy costs, are being relieved of obligations and purchased by other steel producers. This consolidation, including the purchases of the assets of LTV Corporation, Bethlehem Steel Corporation, Trico Steel Co. LLC and National Steel Corporation, has created a lower operating cost structure for the resulting entities and a less fragmented industry. In the bar sector in 2002, the combination of Gerdau North America and Co-Steel in October 2002 and Nucor Corporation’s acquisition of Birmingham Steel Corporation in February 2002 significantly consolidated the market. The Company’s acquisition of the North Star Steel assets from Cargill, Incorporated in November 2004, Sheffield Steel Corporation in 2006 and Chaparral Steel Company in September 2007 have further contributed to this consolidation trend. Since the beginning of 2007, Tata Iron and Steel Co. Ltd. acquired Corus Group PLC, SSAB Svenskt Staal AB acquired Ipsco Inc., Essar Global Ltd. acquired Algoma Steel Inc., United States Steel Corporation acquired Stelco Inc., and ArcelorMittal Inc. acquired Bayou Steel Corporation. The Company believes continued consolidation in the North American steel industry will occur over the next several years, resulting in the creation of larger steel companies, the reduction of operating cost structures and further rationalization among steel producers.
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
     The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same time period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world.
NARRATIVE DESCRIPTION OF THE BUSINESS
Mini-mills
     Gerdau Ameristeel operates mini-mills, which are steel mills that use electric arc furnaces to melt scrap metal by charging it with electricity. During melting of scrap metal, alloys and other ingredients (such as fluxes) are added in measured quantities to achieve desired metallurgical properties. The resulting molten steel is cast into long strands called billets in a continuous casting process. The billets are typically cooled and stored, and then transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction, and then rolled into products such as rebar, merchant bars, structural shapes, rods or special sections. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant and structural products then pass through automated straightening and stacking equipment. Finished products are neatly bundled prior to shipment to customers, typically by rail or truck. In some cases, finished products are shipped by rail to a depot before delivery to customers. The following picture shows the typical steel production process in our mini-mills:
     All of the mini-mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mills. Nine of the

Company’s mills are vertically integrated with 23 scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a mini-mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products, produced by our Midlothian, Petersburg, Jacksonville, Jackson, Cartersville, and Selkirk mini-mills, are shipped greater distances, including overseas.
     The table below presents information regarding the Company’s mills, including the estimated annual production capacity and actual production for the year ended December 31, 2008. Annual melting and rolling capacities are based on the best historical months of production annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer’s design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

		Year ended			Year ended
	Approx.	December 31,		Approx.	December 31,
	Annual	2008	Capacity	Annual	2008	Capacity
	Melting	Melting	Utilization	Rolling	Rolling	Utilization
	Capacity	Production	Percentage	Capacity	Production	Percentage	Products
	(Thousands of tons)			(Thousands of tons)
Beaumont, Texas	560	397	70.9%	500	373	74.6%	Industrial quality wire rod
Calvert City, Kentucky	—	—	0.0%	410	284	69.3%	Merchant bar, medium structural channel and beams
Cambridge, Ontario	380	270	71.1%	340	238	70.0%	Merchant bar, rebar and SBQ products
Cartersville, Georgia	970	765	78.9%	650	499	76.8%	Merchant bar, structural shapes and beams
Charlotte, North Carolina	400	309	77.3%	400	296	74.0%	Merchant bar and rebar
Jackson, Tennessee	780	561	71.9%	620	410	66.1%	Merchant bar and rebar
Jacksonville, Florida	750	527	70.3%	650	486	74.8%	Rebar and rods
Joliet, Illinois	—	—	0.0%	90	54	60.0%	Merchant bar and SBQ products
Knoxville, Tennessee	590	478	81.0%	580	472	81.4%	Rebar
Midlothian, Texas	1720	1410	82.0%	1,590	1,227	77.2%	Wide flange beams, standard beams, merchant bar quality rounds, special bar quality rounds, rebar, H-piling, flat sheet piling and channels
Perth Amboy, New Jersey	—	—	—	560	380	67.9%	Industrial quality wire rod
Petersburg, Virginia	1,030	750	72.8%	990	684	69.1%	Wide flange beams, sheet piling and H-piling
Sand Springs, Oklahoma	720	516	71.7%	620	472	76.1%	Merchant bar, rebar and SBQ products
Sayreville, New Jersey	780	610	78.2%	640	488	76.3%	Rebar
Selkirk, Manitoba	460	394	85.7%	410	324	79.0%	Special sections, merchant bar and rebar
St. Paul, Minnesota	530	452	85.3%	520	416	80.0%	Merchant bar, rebar and SBQ products
Whitby, Ontario	850	637	74.9%	820	585	71.3%	Merchant bar, structural shapes and rebar
Wilton, Iowa	360	284	78.9%	340	259	76.2%	Merchant bar and rebar

Totals before Gallatin Joint Venture	10,880	8,360	76.8%	10,730	7,947	74.1%
Gallatin, Kentucky (50%)(1)	870	695	79.9%	870	687	79.0%	Hot band flat rolled steel products

Totals including Gallatin Joint Venture	11,750	9,055	77.1%	11,600	8,634	74.4%

(1)	Includes 50% of the capacity and 50% of the production of the Gallatin, Kentucky mini-mill, which is a 50%-owned joint venture.
Depots
     The Company leases depots in Chicago, Illinois and North Jackson, Ohio. Finished product is shipped by rail from several of the Company’s mills to Chicago and North Jackson depots, stored, then shipped to customers.
Downstream Operations
     The Company has secondary value-added steel businesses, referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our mini-mills.
Rebar fabrication
     Gerdau Ameristeel operates one of North America’s largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 51 rebar fabricating facilities, including five epoxy coating plants, and one ZBar coating facility that also service the concrete construction industry throughout the United States. The fabricating facilities cut and bend rebar to meet customers’ engineering, architectural and other end-product specifications. In addition to fabrication, many facilities also sell other concrete-related products. The fabricating plants purchase the majority of their rebar from our Jacksonville, Knoxville, Charlotte, Sayreville and Sand Springs mini-mills. We operate nine rebar fabrication facilities through PCS and engage in the rebar placement business in the western United States. The Company’s rebar fabricating capacity is approximately 1.7 million tons per year. Rebar fabricating capacity at our plant locations ranges from 5,000 tons up to 100,000 tons per year, with an average plant capacity of approximately 33,000 tons per year. Rebar fabricating capacity is management’s best estimate of capacity and requires management’s judgment with respect to many variables such as product mix, product demand and production efficiencies at each of the rebar fabricating facilities. Rebar fabricating capacity is also based, in part, on best historical months of production, annualized.
Short Line Railroad
     Located in Sand Springs, Oklahoma, the Sand Springs Railway (the “Railway”) operates a short line railway system consisting of 32 miles of track. Operating since 1911, the Railway transports between 8,000 to 12,000 revenue car loads per year between the Sand Springs area and connecting to the Burlington Northern, Santa Fe and Union Pacific railways at the Tulsa exchange. The Railway owns 10 acres of land located throughout the Sand Springs area, three locomotives, 28 gondola cars and four flat railcars. In addition, the Railway has a 45,000 square foot maintenance facility and a 68,722 square foot transload/warehouse facility. Besides freight transportation, the Railway can provide numerous functions including repackaging, cut-to-length and intermodal services.
Railroad Spike Operations
     Gerdau Ameristeel owns three railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina; a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas; and 33,000 square foot facility in Sand Springs, Oklahoma. The railroad spike operations purchase steel square bars from the Charlotte and Sand Springs mini-mills and forge the bars into rail track spikes. These track spikes are generally sold on an annual contract basis to the major railroad companies in North America. Gerdau Ameristeel is one of the leading rail spike producers and sells approximately 50,000 tons of track spikes per year.
Cold Drawn Operations
     Gerdau Ameristeel has two cold drawn plants. The Orrville, Ohio plant is a 45,000 square foot greenfield facility built on 6.5 acres of land in 2000. The Orrville plant is leased by AmeriSteel Bright Bar, Inc., which is a wholly-owned subsidiary of the Company. The Orrville plant has capacity to produce 30,000 tons of cold drawn flats and squares per year. The Cartersville, Georgia cold drawn plant is a 90,000 square foot facility constructed in 1989. The Cartersville cold drawn plant expanded the Company’s cold drawn product offering to include rounds and hexagons. The Cartersville plant has the capacity to produce 45,000 tons of cold drawn bars per year. Cold drawn bars are sold primarily to steel service centers. The Jackson, St. Paul, Cambridge and Cartersville mini-mills, along with third party mills, supply the Orrville and Cartersville cold drawn facilities.
Super Light Beam Processing and Elevator Guide Rails
     Gerdau Ameristeel operates a super light beam processing facility in Memphis, Tennessee that fabricates and coats super light beams produced largely at the Selkirk mini-mill into cross members for the truck trailer industry. This facility is located on leased property, with the lease expiring on August 31, 2012. Bradley Steel Processors Inc., a 50%-owned joint venture with Buhler Industries Inc., also operates a super light beam processing facility. Bradley’s facility is located on leased property in Winnipeg, Manitoba, near the Selkirk mini-mill, and processes beams produced by that mini-mill. Bradley’s lease is on a month-to-month basis.
     SSS/MRM Guide Rail Inc., a 50%-joint venture with Monteferro S.p.A., processes the Selkirk mini-mill’s guide rail sections for elevator manufacturers. SSS/MRM does business under the name Monteferro North America and has facilities in Steinbach, Manitoba and in Birds Hill, Manitoba. The Birds Hill facility is located on property owned by SSS/MRM. The Steinbach facility is located on leased property, with the lease expiring on January 31, 2013. SSS/MRM Guide Rail also has a 50% interest in a guide rail processing facility in Brazil.
Grinding Ball Operations
     The grinding ball facility began operations in 1977 and was acquired from Cargill, Incorporated in November 2004. The facility is located on 36.5 acre site in Duluth, Minnesota. The grinding ball facility has four production lines which produce approximately 100,000 tons per year of 1” through 3.5” diameter grinding balls using forging machines. The plant has automatic unscrambling, four induction heaters, four ball forgers, rounders and a quench tank. The raw material for this facility is supplied by the St. Paul mini-mill.
Wire Drawing
     The Company operates two wire drawing facilities in this business located in Beaumont and Carrollton, Texas that produce industrial wire and reinforcing mesh.
Joint Venture
     Gerdau Ameristeel has three 50%-owned joint ventures. The Gallatin mini-mill is a joint venture with ArcelorMittal Dofasco Inc. and produces hot rolled steel products. Bradley Steel Processors Inc. is a joint venture with Buhler Industries Inc. and processes super light beams. SSS/MRM Guide Rail is a joint venture with Monteferro S.p.A. and processes the Manitoba mill’s guide rail sections for elevator manufacturers.
     In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2008, there were $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to ArcelorMittal Dofasco and Gerdau Ameristeel.
Other Properties
     In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida. The Company has signed a contract to sell the Tampa property and expects to close the sale during the third quarter of 2009. The Company has granted an option to purchase the Indiantown property that expires in May, 2011. The Company has leased the executive office in Tampa, Florida since March 1, 2005. The lease expires on March 1, 2015.

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
Fabricated steel
     Fabricated steel is any steel that is further processed after being rolled by a mill. As a result of the further processing, fabricated steel generally receives a higher price in the market than mill finished products. Stock rebar is fabricated by cutting it to size and bending it into various shapes, and is used in reinforced concrete constructions, such as bridges, roads and buildings. Fabricated steel also includes flats and squares processed at the cold drawn plants, and guide rails, super light-weight beams, wire mesh and industrial wire at other downstream facilities.
Rod
     Rod refers to coiled wire rod. We produce industrial quality rod products that are sold to customers in the automotive, agricultural, industrial fastener, welding, appliance and construction industries. We sell rod to downstream manufacturers who further process it by cold drawing into various shapes, including twisted or welded configurations such as coat hangers, supermarket baskets and chain link fences. Other end uses of wire rod products include the manufacture of fences, fine wire, chain, welding wire, plating wire, fasteners and springs. Depending on market conditions and availability, some rod from our mini-mills may be sold to our downstream operations that manufacture wire mesh.

Flat rolled steel
     Flat rolled steel is steel that is rolled flat and then packaged into coils. Gallatin Steel, our 50% owned joint venture with ArcelorMittal Dofasco Inc., is our only mini-mill that produces flat rolled sheet. Flat rolled sheet is used in the construction, automotive, appliance, machinery, equipment and packaging industries.
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
     The following table shows information on finished steel shipments to Gerdau Ameristeel’s customers for the years ended December 31, 2007 and 2008:

	Percentage of
	Tons by Customer
	2007 (1)	2008
Fabricators/OEM	39%	49%
Steel service centers	48	42
Wire drawing and wire rod	13	9

Total	100.0%	100.0%

(1)	2007 shipments include Chaparral Steel Company shipments after its acquisition on September 14, 2007.

     For the year ended December 31, 2008, the Company sold products to over 1,900 customers and no one customer comprised 4.4% or greater of its finished steel shipments. The five largest customers comprised approximately 12.4% of finished steel shipments for the year ended December 31, 2008. The following table provides a percentage breakdown of finished steel shipments by customer location for the years ended December 31, 2007 and 2008:

	Percentage of
	Tons by Country
	2007 (1)	2008
United States	85%	82%
Canada	14	14
Mexico	1	1
Other Countries	*	3

Total	100.0%	100.0%

(1)	2007 shipments include Chaparral Steel Company shipments after its acquisition on September 14, 2007.

*	Less than 1%
Competition
Local Competition
     The Company’s geographic market encompasses primarily the United States and Canada. The Company experiences substantial competition in the sale of each of its products from numerous competitors in our markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products produced by the Selkirk, Midlothian, Jacksonville, Jackson, Cartersville and Petersburg mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.
     The Company’s principal competitors include Commercial Metals Company, Nucor Corporation, Steel Dynamics Inc., and ArcelorMittal Inc. Gallatin Steel competes with numerous other integrated and mini-mill steel producers.
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
     One of the Company’s subsidiaries, Gerdau Ameristeel Perth Amboy Inc., and the Beaumont facility were parties to a U.S. wire rod antidumping and countervailing duty case against a number of countries and steel producers. In October 2002, the U.S. Department of Commerce made a determination of injury against wire rod producers in seven foreign countries with respect to both antidumping and countervailing duties that range from 4% to 369%. The orders entered in this case underwent a statutorily required sunset review that began in September 2007 and were ultimately continued against six of the seven foreign countries. Although there have been increases in rod pricing following the imposition of these duties, a large amount of imported rod continues to enter U.S. markets, particularly from countries not subject to antidumping or countervailing duties such as China.
     Gerdau Ameristeel US Inc. was a party to a U.S. antidumping investigation against steel producers in a number of countries, including China. On September 7, 2001, the Department of Commerce published an antidumping duty order against rebar producers in eight countries, including Belarus, China, Indonesia, Latvia, Moldova, Poland, South Korea, and the Ukraine. On July 10, 2007, the U.S. International Trade Commission announced its decision to continue these antidumping orders against rebar imported from China, Belarus, Indonesia, Latvia, Moldova, Poland and Ukraine, and to revoke antidumping orders against rebar imported from South Korea. In making its decision, the Commission concluded that revoking the existing antidumping duty orders on rebar from Belarus, China, Indonesia, Latvia, Moldova, Poland and Ukraine would be likely to lead to continuation or recurrence of material injury within a reasonably foreseeable time, but that revoking the existing antidumping duty order on this product from South Korea would not. As a significant portion of the U.S. rebar market is serviced by imports, this decision seeks to protect the market from illegally dumped rebar from these countries. The amounts of the duties owed under the order are subject to annual administrative reviews. The current duties for each country are as follows: Belarus—114.53%, China—133%, Indonesia—60.46%-71.01%, Latvia—5.94%, Moldova—232.86%, Poland—47.13%-52.07%, and Ukraine—41.69%.
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
     Imports continued at high levels from 2005 to the second half of 2007, when imports decreased moderately. This enabled producers to maintain production schedules despite weaker demand and continued through the first half of 2008 due to a combination of the weak U.S. dollar and the high price for steel in other parts of the world. Beginning in the fall of 2008, demand for steel and steel prices fell dramatically due to the effects of the recession brought on by the credit crisis, with imports continuing to moderate from historical highs, principally due to uncertainty over pricing and demand levels.
Competitive Strengths
     Leading market position. The Company is the second largest mini-mill steel producer in North America. Through a network of 19 mini-mills (including one 50% owned mini-mill) and 60 downstream operations strategically located throughout the United States and Canada, the Company is able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. The Company’s manufacturing capacity and wide range of shapes and sizes of structural and bar steel products enable it to meet a wide variety of customers’ steel and fabricated product needs. The Company’s broad geographic reach and product diversity, combined with its centralized order management system, makes it particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers.
     Vertically integrated operations. The Company’s mini-mills are integrated with 60 downstream steel fabricating facilities and 23 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for a significant portion of the Company’s mini-mills’ production and valuable market information on the end-use demand for steel products. The Company’s downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to mini-mill operations. The Company’s downstream operations also balance some of the cyclicality and volatility of the base mini-mill business and enable the Company to capture additional value-added margins on the steel produced at its mini-mills. The Company’s downstream businesses account for approximately 17.1% of the Company’s total finished steel shipments. The Company’s 23 upstream scrap recycling facilities provide approximately 35% of the Company’s mini-mill scrap needs, thereby decreasing dependency on third-party scrap suppliers.
     Conservative financial policy and strong cash flow profile. The Company believes that it has recently benefited from a combination of high operating margins and low capital expenditure requirements. The Company will continue to maintain a disciplined approach to its use of assets and will remain committed to pursuing a low leverage profile.
     Scope for future operational improvement. The Company has achieved significant cost savings from the integration of the operations of its facilities through the sharing of best operating practices, freight optimization, mini-mill production scheduling efficiencies, consolidated procurement activities and efficiencies in administrative and management functions. The Company believes it may achieve additional cost savings over the mid- to long-term from these sources, as well as from operational improvements through the coordination of manufacturing technologies, knowledge-sharing and the fostering of an operating culture focused on continuous improvement.
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
     The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
     The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
     The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins, cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
     Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.
     The Company’s profitability can be adversely affected by increases in raw material and energy costs.
     The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
     Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
     Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
     While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
     A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
     A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
     The Company’s participation in the consolidation of the steel industry could adversely affect the business.
     The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
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
     Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
     There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
     Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares.
     The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter or more frequently when events or circumstances dictate.  Following the year ended December 31, 2008, based on a combination of factors, including the current economic environment and a decline in the Company’s market capitalization, there were sufficient indicators to require the Company to perform a goodwill impairment analysis during the fourth quarter of 2008 as required under U.S. Generally Accepted Accounting Principles. The Company concluded that the goodwill of the long products and PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the long products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3  billion  for the year ended December 31, 2008.   Additional impairment charges may be necessary in the future and would reduce the Company’s reported assets and earnings in the year the additional impairment charge is recognized.
     Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
     Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
     Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.
     Unexpected equipment failures may lead to production curtailments or shutdowns.
     The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
     The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
          The Company had $2.4 billion of net indebtedness as of December 31, 2008. The Company’s degree of leverage could have important consequences, including the following:
•	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	it may limit the ability to declare dividends on the common shares;

•	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of the Company’s borrowings, including borrowings under its term loan facility and senior secured credit facility, are at variable rates of interest and are subject to increases in interest rates;

•	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

•	the Company may be vulnerable in a downturn in general economic conditions; and

•	the Company may be required to adjust the level of funds available for capital expenditures.

     Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The term loan facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The term loan facility is unsecured but provides for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The senior secured credit facility also contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit our flexibility in the operation of the business.
     Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
     The Company is required to comply with a complex and evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. EHS Laws concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.
     For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of water, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
     EHS Laws relating to health and safety also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our results of operations, cash flows and financial condition.
     Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operations, cash flows and financial condition.
     Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on our results of operations, cash flows and financial condition.
     The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2008 to be approximately $18.8 million, with these costs recorded as a liability in our financial statements.
     Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
     The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.
     The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
     Please also refer to “Environmental and Regulatory Matters”, which provides an expanded discussion of these matters, including with respect to the potential presence of radioactive materials in the scrap that the Company melts in the electric arc furnaces in the Company’s mini-mills, which represents a significant economic exposure and may present a risk to the Company’s workers.
     Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on our results of operations, cash flows and financial condition.
     The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be implemented across Canada as soon as 2010. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition. Please see the section below on “Environmental and Regulatory Matters” for a broader discussion of climate change related matters.
     The Company’s pension plans are currently underfunded.
     The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2008, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $387.3 million, while the aggregate projected benefit obligation was $616.6 million, resulting in an aggregate deficit of $229.3 million for which the Company is responsible. As of December 31, 2008 the Company also had an unfunded obligation of $113.5 million with respect to post-retirement medical benefits. The Company made cash payments of $48.2 million to its defined benefit pension plan for the year ended December 31, 2008. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
     The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
     As of December 31, 2008, approximately 36% of the Company’s employees were represented by the United Steel Workers of America and other unions under different collective bargaining agreements. The agreements have different expiration dates. Ten of the Company’s mini-mill facilities are unionized, with the agreements for two of the facilities expiring in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011 and one of the facilities expiring in 2012.
     The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
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
     In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.
     Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
     Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.4% of the Company’s outstanding common shares as of December 31, 2008. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.

     Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
     Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
     The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of December 31, 2008, the fair value of these securities was $33.2 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, the Company reclassified the investments from a current asset to a non-current asset. The Company recognized a pre-tax permanent impairment loss of approximately $60.0 million for the year ended December 31, 2008 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
     The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
     The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $45.0 million to the Company’s net income for the year ended December 31, 2008. The Company received $41.8 million of cash distributions from the joint ventures in the year ended December 31, 2008. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.
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
     Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
     Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including EAF dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operations and financial condition.
     Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original contaminating event, or the ownership of the site. Some of the Company’s present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which the Company could be liable. Reserves based on estimated costs have been made for the clean-up of sites of which the Company has knowledge of particular issues. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect the Company.
     EHS Laws relating to health and safety also result in significant obligations for the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our results of operation, cash flows and financial condition.
     In December 2007, the United States Environmental Protection Agency promulgated the Area Source rule for EAF furnaces, pursuant to the Clean Air Act, that is likely to require material capital upgrades to pollution control systems at three of our mini-mills. These capital costs are in the process of being determined and budgeted. Based on the costing analysis carried out to date, the Company anticipates capital expenditures could be in the range of $15.0 to $20.0 million or more during the next two years.
     Some citizens living in the immediate vicinity of the Company’s mini-mill in Sayreville, New Jersey have alleged that dust particles from the facility have been deposited on their homes and may be impacting their health and property. We are working closely with the community and elected officials to address these concerns. The Company is also working with state environmental regulators to resolve penalty assessments for alleged air violations. Based on present information, the Company does not anticipate material cost expenditures; however, there can be no assurance that will be the case.
     As part of the process of updating and consolidating its air permits, and in anticipation of more stringent future regulation of air emissions, the Company’s Whitby mini-mill has assessed its emissions profile and it is expected to be submitted to the regulator for review before the end of the second quarter of 2009. As a consequence of this process, and the Company’s decision to increase production capacity, it is anticipating that it will be required to make material upgrades to its emission controls. The preliminary capital cost of such upgrades are currently estimated at approximately $25 million.
     The potential presence of radioactive materials in the Company’s scrap supply presents a significant economic exposure and may present a safety risk to workers. In addition to the risk to workers and the public, the cost to clean up the contaminated material and the loss of revenue resulting from the loss in production time can be material. Radioactive materials can be in the form of: sealed radioactive sources, typically installed in measurement gauges used in manufacturing operations or in hospital equipment; scrap from decommissioned nuclear power and U.S. Department of Energy facilities; and imported scrap. Past regulations for generally licensed devices did not provide for tracking of individual owners. This lack of accountability makes it easy for third parties to negligently or purposely discard sealed sources in scrap without consequences. In response, the Company has installed sophisticated radiation detection systems at its mini-mills to monitor all incoming shipments of scrap. If radioactive material is in the scrap received and is not detected, and is accidentally melted in an electric furnace, significant costs would be incurred to clean up the contamination of facilities and to dispose of the contaminated material. The Company’s most recent experience in this regard was in Jacksonville, Florida in July 2001, and the total cost to the Company was approximately $14.0 million, $10.0 million of which was covered by insurance. While the Company has redundant detection systems at its mini-mills, there is no assurance that radioactive materials will be detected. The Company also has insurance in place but it may not be sufficient to cover all our losses.
     No assurance can be given that regulatory changes, such as new laws or new enforcement policies or approaches, including recently enacted laws relating to emissions of mercury and a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, will not have a material adverse effect on the business, cash flows, financial condition or results of the Company’s operations. The recent reduction by the federal government of the Ambient Air Quality Standard for Lead is a good example of the kind of regulatory development that the Company follows closely to assess its potential impact on our facilities. Although we do not expect any consequent air emission restrictions to materially affect any of our operations, some Company facilities are participating in state monitoring efforts and will be carefully following the progress on relevant state implementation plans to ensure future compliance.
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
     The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level initiatives intended to address greenhouse gas and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission intensity reduction requirements expected to be implemented across Canada as early as 2010. The current proposal is that facilities existing in 2006 will be required to cut their greenhouse gas emissions intensity by 18% by 2010, with a 2% reduction in each following year until 2020.
     Canadian provincial governments are also implementing other climate change-related legislative measures, some that have recently taken effect and others planned for the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia implemented its own carbon tax in July 2008. A growing number of provinces are also implementing cap-and-trade systems designed to reduce greenhouse gas emissions from large industrial emitters and certain other sources. For example, Alberta’s emissions intensity cap-and-trade regime took effect in 2007. Other provinces plan to implement their own greenhouse gas emissions caps in the near future. In particular, Ontario and Quebec signed a Memorandum of Understanding in 2008, committing the two provinces to develop a joint cap-and-trade system by as early as 2010. These two provinces, along with Manitoba and British Columbia and several U.S. states, are also part of the Western Climate Initiative, which aims to have implemented a regional cap-and-trade system by 2012. In addition, several provinces are taking regulatory measures, such as legislation introduced by Ontario in 2009, to encourage renewable energy generation. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Meanwhile, certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, it is too early to determine its likely outcome or impact on the Company’s results of operations, cash flows and financial condition.
     The Company’s operating segments are required to obtain numerous governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits and approvals may adversely affect operations and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs. There can be no assurance that the Company will be able to meet all applicable regulatory requirements. There is no assurance that environmental capital expenditures will not materially increase in the future. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under environmental legislation or regulations.
     To help manage environmental, health and safety risks, the Company maintains management systems. These systems, among other things, establish and monitor performance goals; outline responsibilities for EHS matters within the Company; involve various EHS training, awareness programs; and involve procedures for preventing and responding to spills, environmental emergencies and other EHS matters; and establish mechanisms to evaluate compliance. In particular, the Company has implemented programs designed to identify and appropriately manage potential risks to the environment and human health and safety associated with the Company’s ongoing operations, including with respect to any anticipated operational changes. For example, the Company has systems to estimate anticipated remediation activities to be undertaken at each of its known contaminated sites and the associated clean-up costs. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2008 to be approximately $18.8 million, with these costs recorded as a liability in our financial statements. The Company’s EHS systems also help monitor its potential impacts on the environment, including on ambient air quality, soil and groundwater, so that it may make effective decisions to improve future environmental performance. In addition, the Company has in place policies and procedures relating to worker health and safety, which outline the safeguards taken and training provided by the Company to prevent workplace accidents and injuries. The Company has a corporate management team that oversees the implementation of these systems, and regularly reviews and audits the Company’s operations in this regard. The team also monitors the Company’s compliance with its external legal requirements and with the other standards that the Company uses to identify and manage Company activities that may have an impact on the natural environment. The Company uses internationally recognized standards such as ISO 14001 to assess the performance of its EHS management systems.
     In meeting its environmental performance goals and government-imposed standards in 2008, the Company incurred operating costs of approximately $14.2 million and spent $16.0 million on environmental-related capital improvements. As part of the Company’s ongoing environmental management activities, the Company plans for and budgets capital expenditures with respect to environmental matters. The Company’s current budget for environmental capital expenditures for 2009 to 2011 is $52 million.
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
     Gerdau Ameristeel currently employs approximately 10,951 employees (excluding employees of the 50% owned joint ventures), of which approximately 6,483 employees work in mini-mills, 3,878 work in downstream and recycling operations and 590 work in corporate and sales offices. Approximately 36% of our employees (excluding employees of the three 50% owned joint ventures) are represented by unions under a number of different collective bargaining agreements. The agreements have different expiration dates. Ten of the Company’s mini-mill facilities are unionized, with the agreements for two of the facilities expiring in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011 and one of the facilities expiring in 2012.
MANAGEMENT’S DISCUSSION AND ANALYSIS
     The section entitled “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2008 is incorporated by reference into this Annual Information Form.
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
     As of December 31, 2008, the Company had outstanding 433,004,253 Common Shares and no preferred shares. The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “GNA”.
     The following table sets forth the reported high price, low price and volume by month for the Company’s common shares as reported by the TSX and NYSE from January through December 2008.

	TSX - $Cdn			NYSE - $US
			Volume			Volume
Month	High	Low	(millions)	High	Low	(millions)
January	14.60	11.13	14.9	14.74	10.83	20.9
February	15.64	12.17	17.1	15.97	12.09	22.0
March	15.29	13.55	12.6	15.03	13.25	25.6
April	16.25	14.22	14.0	16.20	13.85	23.3
May	18.05	15.51	18.9	18.34	15.18	36.2
June	20.00	17.49	18.6	19.79	17.20	27.5
July	19.39	14.68	12.0	19.38	14.48	31.9
August	16.59	14.02	10.1	16.11	13.11	19.1
September	15.10	9.25	19.1	14.39	8.91	28.2
October	10.39	5.69	18.7	9.69	4.50	32.6
November	6.85	3.70	13.6	6.00	2.85	26.6
December	7.53	4.62	15.0	6.32	3.56	25.3

Source: Equicom
DIVIDENDS
     No dividends were paid from January 2003 until January 2005 when the Board of Directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per common share. Since January 2005, dividends on the common shares have been paid in March, June, September and December of each year. The Company also paid a special dividend of $0.14 cents per common share in 2005, $0.22 cents per common share in 2006, $0.27 per common share in 2007 and $0.25 per common share in 2008.
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
     The following table summarizes the dividends paid per share for each of the three years ended December 31, 2006, 2007 and 2008, on the common shares:

Year	Regular Dividend	Special Dividend	Total
2006	$0.08	$0.22	$0.30
2007	$0.08	$0.27	$0.35
2008	$0.08	$0.25	$0.33
DIRECTORS AND OFFICERS
     Gerdau Ameristeel’s Board of Directors (the “Board of Directors” or the “Board”) currently consists of eleven directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Company has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The name, province or state and country of residence, position with the Company, and principal occupation of the directors and executive officers of the Company and Committee memberships are as shown below:

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
Phillip E. Casey, 66 Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Board since June 2005 Independent	Chairman of the Board of the Company

Joseph J. Heffernan, 62 Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Clairvest Group Inc.
• the Human Resources Committee (Chair)
• the Corporate Governance Committee

Jorge Gerdau Johannpeter, 72 Rio Grande do Sul, Brazil	Director since 2002, Chairman of the Board of the Company from 2002 until December 2005	Chairman of the Board of Directors of Gerdau S.A.

Frederico C. Gerdau Johannpeter, 66 Rio Grande do Sul, Brazil	Director since 2002 and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.

André Gerdau Johannpeter, 46 Rio Grande do Sul, Brazil	Director since 2002, Chief Executive Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since January 2008	Chief Executive Officer of Gerdau S.A.

Claudio Johannpeter, 45 Rio Grande do Sul, Brazil	Director since 2007 and Chief Operating Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since April 2008	Chief Operating Officer of Gerdau S.A.

J. Spencer Lanthier, 68 Ontario, Canada	Director since 2000 Independent Member of:	Corporate Director
• the Audit Committee (Chair)
• the Human Resources Committee

Robert E. Lewis, 48 Florida, United States	Vice President, General Counsel and Corporate Secretary of the Company	Vice President, General Counsel and Corporate Secretary of the Company

Mario Longhi, 54 Florida, United States	Director since 2007 President and Chief Executive Officer of the Company, Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A.	President and Chief Executive Officer of the Company

J. Neal McCullohs, 52 Florida, United States	Vice President Downstream Operations Group of the Company	Vice President,Downstream Operations Group of the Company

Richard McCoy, 66 Ontario, Canada	Director since 2006 Independent Member of:	Corporate Director
• the Human Resources Committee

Name, Age and Province/State and	Major Positions with the Company and	Principal
Country of Residence	Significant Affiliates	Occupation
Rick J. Mills, 61 Tennessee, United States	Director since 2008 Independent Member of:	Corporate Director
• the Audit Committee

Michael P. Mueller, 62 Florida, United States	Vice President, Safety, Environment, Technology and Asset Reliability of the Company	Vice President, Safety, Environment, Technology and Asset Reliability of the Company

Arthur Scace, 70 Ontario, Canada	Director since 2003 Independent Member of:	Corporate Director
• the Corporate Governance Committee (Chair)
• the Audit Committee

Barbara R. Smith, 49 Florida, United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company

Terry A. Sutter, 50 Florida, United States	Vice President, Chief Operating Officer of the Company	Vice President, Chief Operating Officer of the Company
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
     Joseph J. Heffernan1 has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public company: Clairvest Group Inc. and serves as that company’s Chairman.
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

[1]	Prior to July 18, 2008, Mr. Heffernan was a director of Integral Orthopedics Inc. (“Integral”). In response to a proceeding instituted by a creditor of Integral in July 2008, an interim receiver was appointed. The court-appointed interim receiver brought a motion seeking approval of the sale of Integral’s assets and, on September 11, 2008, such order was made by the Ontario Superior Court of Justice.

University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Petrobras S.A., Metalúrgica Gerdau S.A., Indac-Indústria, Administração e Comércio S.A. and Seiva S.A. — Florestas e Indústrias.
     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961 and has been a director of Gerdau Ameristeel since 2002. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A., Indac-Indústria, Comércio e Adminstração S.A., and Seiva S.A. — Florestas e Indústrias.
     André Gerdau Johannpeter has been a director of Gerdau Ameristeel since 2002 and served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and a member of the Board of Directors of Gerdau S.A. in January 2008. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A. and Acos Villares S.A.
     Claudio Johannpeter has worked for the Gerdau Group since 1982 and has been a director of Gerdau Ameristeel since 2007. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006, as Chief Operating Officer of Gerdau S.A. since January 2007 and became a member of the Board of Directors of Gerdau S.A. in April 2008. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A. and Acos Villares S.A.
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Biovail Corporation, RONA Inc., Torstar Corporation, TMX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.
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
     Rick J. Mills has been a director of the Company since 2008. Mr. Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and served in various senior executive positions, most recently as a Corporate Vice President from 1996 until his retirement in May of 2008. He also serves on the Boards of Directors of Rohm and Haas Company and Flowserve, Inc.

     Michael P. Mueller served as Vice President, Steel Mill Southeast Operations from October 2002 until January 2006 and as Vice President, Steel Mill Operations from January 2006 until October 2008 when he was appointed Vice President, Safety, Environmental, Technology and Asset Reliability. Prior to that, he was Group Vice President, Steel Mill Operations of Ameristeel, since April 2001. Prior to that, Mr. Mueller served as President and Chief Executive Officer of Auburn Steel from September 1998. Mr. Mueller previously worked for Ameristeel as Vice President, General Manager from October 1997 through September 1998. Prior to 1997, Mr. Mueller served as a Vice President for Birmingham Steel Corporation for three years. Mr. Mueller has over 39 years of steel industry experience.
     J. Neal McCullohs served as Vice President Commercial and Downstream Operations Group from September 12, 2006 until 2008 when he was appointed Vice President, Downstream Operations Group. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002. Mr. McCullohs has over 30 years of steel industry experience.
     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He was in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia-Pacific Income Investment Company Ltd., Ace Aviation Holdings Inc., Jazz Air Income Fund, MDS Inc., Pizza Pizza Royalty Income Fund and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
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
     Barbara R. Smith became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith has more than 24 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit. Prior to joining Gerdau Ameristeel, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. Ms. Smith earned a Bachelor of Science in Accounting from Purdue University in West Lafayette, Ind. She also earned the title of a certified public accountant from the State of Tennessee.
     Terry A. Sutter became Vice President, Chief Operating Officer effective June 11, 2007. Mr. Sutter has more than 22 years of experience in international and North American business activities and substantial profit and loss experience gained at Allied Signal, Inc./Honeywell International, Inc., Cytec Industries, Inc. and Tyco International, Ltd. Most recently, he served as President of Plastics and Adhesives for Tyco International, Ltd. and was named President and Chief Executive Officer after its divestiture to Apollo Management, a private equity firm. Mr. Sutter has a Masters of Business Administration from the University of Chicago Graduate School of Business and a Masters of Science degree in Chemical Engineering from Texas A&M University.
     Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. Andre Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.
Share Ownership
     As a group, the directors and executive officers of Gerdau Ameristeel beneficially own, directly or indirectly, or exercise control or direction over 292,979,850 Common Shares, representing approximately 68% of our total outstanding Common Shares as of February 28, 2009.

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
     The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the NYSE. For additional information regarding the Company’s corporate governance practices, please see the “Summary of Corporate Governance Practices” section of the management proxy circular for the annual general meeting of shareholders to be held on May 13, 2009.
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
     In September, 2008 the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products.  The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2006 through December 31, 2008 are indicated below:
     From January 1, 2006 through December 31, 2008, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 66.4% of the voting rights attached to the Company’s Common Shares, had a material interest in the following material transactions:
•	To finance the acquisition of Chaparral Steel Company, on September 10, 2007 the Company borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years and the bridge loan facility had a term of 90 days and could be extended an additional 90 days at the Company’s option. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The bridge loan facility was repaid in full by the end of November 2007. In addition, $150 million of the term loan facility was repaid in December 2007. As of February 28, 2009, $2.6 billion was outstanding under the term loan facility.

•	On November 7, 2007, Gerdau S.A. purchased approximately 84.1 million of the 126.5 million Common Shares offered by the Company pursuant to a supplemental PREP prospectus of the Company dated November 2, 2007 and filed with the securities authorities in Canada and with the U.S. Securities Exchange Commission on November 2, 2007. After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Company’s Common Shares.

•	From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the year ended December 31, 2008, 2007 and 2006, the Company and/or certain of its subsidiaries purchased approximately 134,107, 238,865, and 137,626 tons of steel products and raw materials from affiliated companies for $94.3 million, $101.7 million and $55.6 million, respectively. For the years ended December 31, 2008 and December 31, 2007 the Company and/or certain of its subsidiaries sold 124,044 and 10,312 tons of steel products to affiliated companies for $96.0 million and $4.8 million, respectively. There were no sales of steel products to affiliated companies for the year ended December 31, 2006. These purchases and sales do not represent a significant percentage of the Company’s total purchases or sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
     Five of the Company’s directors are members of management of Gerdau S.A. and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest in the Company, it will generally be able to approve any matter submitted to a vote of shareholders and significantly influence decisions relating to the Company’s business and affairs. Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from shareholders’ interests and they may exercise their control over the Company in a manner inconsistent with shareholders’ interests.
AUDITORS, TRANSFER AGENT AND REGISTRAR
     The Company appointed Deloitte & Touche LLP, Certified Public Accountants, as its auditors on February 28, 2007, whose Tampa office is located at 201 E. Kennedy Boulevard, Suite 1200, Tampa, Florida, United States, 33602.
     The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Montreal and Calgary and, in the United States, is its U.S. affiliate, Mellon Investor Services LLC at its principal office in New York.
AUDIT FEES
     Deloitte & Touche LLP billed the Company for the following fees in the last two fiscal years:

	2007	2008
Fees for Audit Services	$2,006,375	$2,179,700
Audit-Related Fees	$220,000	$362,100
Tax Fees	—	—
All Other Fees	$125,843	—

(1)	In 2007, the Company paid its former auditor PricewaterhouseCoopers LLP $451,490, consisting of approximately $179,850 related to the Company’s 2007 equity offering and 2006 financial statements, $190,618 for tax services, and $24,892 for other work.
               Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with PCAOB standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
               Audit-related fees are for assurance and related services that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, and attest services that are not required by statute or regulation.
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
INTEREST OF EXPERTS
     Deloitte & Touche LLP are the auditors of the Company and is independent within the meaning of the Rules of Professional Conduct of the AICPA and the rules of the U.S. Securities and Exchange Commission.
AUDIT COMMITTEE
     The Audit Committee is presently comprised of Mr. Spencer Lanthier (Chair), Mr. Rick J. Mills and Mr. Arthur Scace. All members of the Audit Committee are required to be independent and financially literate and at least one member of the Committee is required to be a “financial expert” as such term is defined by the U.S. Securities and Exchange Commission. Each member of the Audit Committee is independent and financially literate within the meaning of applicable law and stock exchange listing requirements. The Board has determined that J. Spencer Lanthier is an “audit committee financial expert”.
Relevant Education and Experience
     Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues. Mr. Lanthier worked as a public company auditor for 28 years, and has served as a director and a member of the audit committee of several public and private companies. Mr. Mills has served as a member of the audit committee of two other public companies. Mr. Scace has served as a director and a member of the audit committee of several public companies.
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
     In relation to the financing of the acquisition of Chaparral Steel Company on September 14, 2007, the Senior Export and Working Capital Facility Agreement dated September 10, 2007 among Ameristeel, GNA Partners, GP, the Company, certain affiliates of the Company and Gerdau S.A. as guarantors thereof, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and a syndicate of lenders.
     In relation to the Company’s amendment to its senior secured revolving credit facility, the Commitment Increase and Amendment to Annex 1 to the Amended and Restated Credit Agreement dated June 27, 2008 between the Company, Bank of America, N.A., as administrative agent and a syndicate of lenders.

ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s Management Proxy Circular dated March 30, 2009 for the annual meeting of shareholders for 2009, which involves the election of directors.
     Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2008 and the management’s discussion and analysis related thereto in the Company’s Annual Report for the year ended December 31, 2008.
     You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company’s website at www.gerdauameristeel.com.

SCHEDULE A —  LIST OF SUBSIDIARIES (1)
Bradley Steel Processors Inc. (50%) (Manitoba)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (50%) (Canada)
GUSAP Partners (Delaware)
3038482 Nova Scotia Company (Nova Scotia)
3100361 Nova Scotia Company (Nova Scotia)
PASUG LLC (Delaware)
Gerdau USA Inc. (Delaware)
GNA Financing Inc. (Delaware)
Gerdau Ameristeel US Inc. (Florida)
GANS LLC (Delaware)
Pacific Coast Steel (84%) (Delaware)
Co-Steel Benefit Plans Inc. (Ontario)
1300554 Ontario Limited (Ontario)
Co-Steel C.S.M. Corp. (Delaware)
Gallatin Steel Company (50%) (Kentucky)
Ghent Steel Industries (50%) (Kentucky)
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
GNA Partners, GP (Delaware)
3221958 Nova Scotia Company (Nova Scotia)
PASUG 2 LLC (Delaware)
3223395 Nova Scotia Company (Nova Scotia)
Enco Materials, Inc. (Tennessee)
Chaparral Steel Company (Delaware)
Chaparral (Virginia) Inc. (Delaware)
American Materials Transport, Inc. (Delaware)
Chaparral Steel Texas, LLC (Delaware)
Chaparral Steel Midlothian, LP (Delaware)
Sheffield Steel Corporation (Delaware)
Sand Springs Railway Company (Oklahoma)
Consolidated Recycling Inc. (Ontario)
GUSAP Partners II, GP (Delaware)
Monteferro USA, Inc. (50%) (Delaware)
Pinnacle Data International LLC (84%) (Nevada)
3228568 Nova Scotia Company (Nova Scotia)
3229122 Nova Scotia Company (Nova Scotia)
3229123 Nova Scotia Company (Nova Scotia)
3351 South Wyatt, LLC (Texas)

(1)	All entities are 100%-owned unless otherwise indicated.

SCHEDULE B —  AUDIT COMMITTEE CHARTER
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

GERDAU AMERISTEEL 2008 ANNUAL REPORT •7
MD&A
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars. Certain statements in this report constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A., the liquidity of the Company’s long-term investments, including investments in auction rate securities, and the Company’s reliance on its 50%-owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
Additional information about the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.gerdauameristeel.com. The Management’s Discussion and Analysis should be read in conjunction with the Company’s Consolidated Financial Statements for the years ended December 31, 2008 and 2007.
The date of the Management’s Discussion and Analysis contained in this report is March 30, 2009.

8 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
      MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 23 scrap recycling facilities and 60 downstream operations, the Company primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is Gerdau S.A., a 100+ year old steel company, the largest producer of long steel products in the Americas and the world leader in specialty long steel for the automotive industry. The Company’s common shares are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of 15 mini-mills in the United States and three in Canada. This segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod (rod). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 9
MD&A
2008 ACCOMPLISHMENTS
■	During 2008, the Company experienced the lowest lost time accident rate in its history and also had 21 locations which recorded zero accidents.

■	The Company ended 2008 with $688 million of cash and short-term investments and approximately $760 million available under secured credit facilities which results in a total liquidity position of approximately $1.4 billion.

■	The Company had record finished steel shipments of 8.3 million tons, an increase of 769 thousand tons from 2007, primarily as a result of acquisitions that occurred during 2007 and 2008. Value added downstream shipments were 1.4 million tons.

■	Financial results represent a record year with EBITDA of $1.5 billion and Non-GAAP Adjusted Net Income of $718.0 million in 2008. For information regarding how the Company calculates EBITDA and Non-GAAP Adjusted Net Income, please see “Non-GAAP Financial Measures” herein.

■	On April 1, 2008, Pacific Coast Steel (“PCS”), a majority owned and consolidated joint venture of the Company, acquired substantially all the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico. Concurrently with the acquisition of CSI, the Company increased its equity participation in PCS to approximately 84%.

■	On July 14, 2008, the Company acquired the assets of Hearon Steel Co. (“Hearon”), a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.

■	On October 27, 2008, the Company acquired Metro Recycling (“Metro”), a scrap processor with two locations in Guelph and one in Mississauga, Ontario, Canada.

■	On October 31, 2008, the Company acquired the operating assets of Sand Springs Metal Processors (“SSMP”), a scrap processor located in Sand Springs, Oklahoma.

10 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
RESULTS OF OPERATIONS
The Consolidated Financial Statements of Gerdau Ameristeel for the years ended December 31, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: SSMP — October 31, 2008; Metro — October 27, 2008; Hearon — July 14, 2008; CSI — April 1, 2008; Enco Materials Inc. (“Enco”) — October 1, 2007; Chaparral Steel Company (“Chaparral”) — September 14, 2007; Re-Bars Inc. (“Re-Bars”) — September 14, 2007; D&R Steel, LLC (“D&R”) — August 27, 2007; and Valley Placers, Inc. (“VPI”) — June 17, 2007. CSI, D&R and VPI were acquired by PCS.
YEAR ENDED DECEMBER 31, 2008, COMPARED TO YEAR ENDED DECEMBER 31, 2007
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2008 and 2007.

					% of
	Year Ended		Year Ended		Sales
(US$ in thousands,	December 31,	% of	December 31,	% of	Increase	$ Increase
except earnings per share)	2008	Sales	2007	Sales	(Decrease)	(Decrease)

Finished Steel Shipments (Tons) — excludes 50% owned joint ventures

Rebar	1,564,045		1,680,617
Merchant/Special Sections/Structurals	4,710,754		3,730,125
Rod	620,927		733,322
Fabricated Steel	1,424,128		1,407,164

Total	8,319,854		7,551,228

NET SALES	$8,528,480	100.0%	$5,806,593	100.0%		$2,721,887

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	6,799,427	79.7%	4,623,380	79.6%	0.1%	2,176,047
Selling and administrative	253,222	3.0%	198,032	3.4%	-0.4%	55,190
Depreciation	219,667	2.6%	143,284	2.5%	0.1%	76,383
Amortization of intangibles	102,959	1.2%	26,151	0.5%	0.7%	76,808
Impairment of goodwill	1,278,000	15.0%	—	0.0%	15.0%	1,278,000
Other operating expense (income), net	8,293	0.1%	(1,587)	-0.1%	0.2%	9,880

	8,661,568	101.6%	4,989,260	85.9%	15.7%	3,672,308

(LOSS) INCOME FROM OPERATIONS	(133,088)	-1.6%	817,333	14.1%	-15.7%	(950,421)

INCOME FROM 50% OWNED JOINT VENTURES	45,005	0.5%	54,079	0.9%	-0.4%	(9,074)

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(88,083)	-1.1%	871,412	15.0%	-16.1%	(959,495)

OTHER EXPENSES
Interest expense	165,607	1.9%	107,738	1.8%	0.1%	57,869
Interest income	(14,921)	-0.2%	(17,977)	-0.3%	0.1%	3,056
Foreign exchange (gain) loss, net	(21,682)	-0.2%	(33,321)	-0.6%	0.4%	11,639
Amortization of deferred financing costs	10,951	0.1%	9,282	0.2%	-0.1%	1,669
Writedown of investments	59,977	0.7%	8,879	0.2%	0.5%	51,098
Minority interest	11,952	0.1%	23,080	0.4%	-0.3%	(11,128)

	211,884	2.4%	97,681	1.7%	0.7%	114,203

(LOSS) INCOME BEFORE INCOME TAXES	(299,967)	-3.5%	773,731	13.3%	-16.8%	(1,073,698)

INCOME TAX EXPENSE	287,440	3.4%	235,862	4.0%	-0.6%	51,578

NET (LOSS) INCOME	$(587,407)	-6.9%	$537,869	9.3%	-16.2%	$(1,125,276)

(LOSS) EARNINGS PER COMMON SHARE – BASIC	$(1.36)		$1.66

(LOSS) EARNINGS PER COMMON SHARE - DILUTED	$(1.36)		$1.65

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 11
MD&A
The Company uses weighted average net selling prices (“net selling prices”) and metal spread as non-GAAP financial measures. The Company believes that net selling prices are commonly used in the steel industry to measure a company’s revenue performance. The Company believes that net selling prices represent a meaningful measure because it reflects the revenue earned net of freight. The Company’s method of calculating net selling prices may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Weighted average net selling prices were computed by dividing the shipment revenue by the steel shipments as follows:

(US$ in thousands,	Year Ended
except as otherwise indicated)	December 31,	December 31,	$ Increase	% Increase
(Excludes 50% owned joint ventures)	2008	2007	(Decrease)	(Decrease)

Mill external shipment revenue	$6,095,822	$3,979,879
Fabricated steel shipment revenue	1,637,747	1,251,419
Other products shipment revenue *	501,465	356,027
Freight	293,446	219,268

Net Sales	$8,528,480	$5,806,593

Mill external shipments (tons)	6,895,726	6,144,064
Fabricated steel shipments (tons)	1,424,128	1,407,164
Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$884	$648	$236	36.4%
Fabricated steel shipments	1,150	889	261	29.4%
Scrap Charged ($ / ton)	340	227	113	49.8%
Metal Spread (selling price less scrap) ($ / ton)
Mill external steel shipments	544	421	123	29.2%
Fabricated steel shipments	810	662	148	22.4%
Mill Manufacturing Cost ($ / ton)	348	272	76	27.9%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the year ended December 31, 2008 increased 46.6% to $8.5 billion from $5.8 billion for the year ended December 31, 2007. Finished tons shipped for the year ended December 31, 2008 increased 768,626 tons, or 10.2%, compared to the year ended December 31, 2007. The 2007 acquisitions discussed above added 1,412,665 tons of shipments for the year ended December 31, 2008 compared to the same period of the prior year. Excluding the acquisitions, shipment volume decreased 644,039 tons in comparison to the year ended December 31, 2007 primarily as shipments slowed in the August to December time frame as a result of the global liquidity crisis which caused a rapid weakening of global economic conditions, significantly decreasing demand for the Company’s products. Weighted average mill selling prices were $884 per ton for the year ended December 31, 2008, an increase of approximately $236 per ton or 36.4% from the weighted average mill selling prices for the year ended December 31, 2007. Selling prices increased during 2008 in response to inflationary pressures in scrap and other raw material costs. In addition, the average selling price for the year ended December 31, 2008 increased by approximately $37 per ton due to the inclusion of the Chaparral structural products for the full year which have higher selling prices in comparison to the Company’s other long product average selling prices.
Cost of sales: Cost of sales as a percentage of net sales for the year ended December 31, 2008 was 79.7% as compared to 79.6% for the year ended December 31, 2007. Cost of sales increased from $4.6 billion, or $612 per finished ton shipped, for the year ended December 31, 2007 to $6.8 billion, or $817 per finished ton shipped, for the year ended December 31, 2008. Scrap raw material, the principal component of the Company’s cost structure, increased 49.8% to $340 per ton for the year ended December 31, 2008, compared to $227 per ton for the year ended December 31, 2007. Mill manufacturing costs were approximately 27.9% or $76 per ton higher in the year ended December 31, 2008 compared to the year ended December 31, 2007. During 2008 there was significant inflation in many of the Company’s raw material costs including energy, alloys, and electrodes. In addition, metallic yield losses incurred through the steel making process, which are included in manufacturing costs, were also significantly higher due to higher scrap costs. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred. Also during 2008, the Company incurred a $48.1 million charge to write down certain of its inventory to its current market value.

12 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2008 increased $55.2 million compared to the year ended December 31, 2007. The increase in selling and administrative expenses is primarily due to the Chaparral and CSI acquisitions which resulted in increases in selling and administrative functions to support the growth of the organization. Included in selling and administrative expense for the year ended December 31, 2008 is a non-cash pretax expense of $2.5 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pretax expense of $21.5 million for the year ended December 31, 2007. As a percentage of revenue, selling and administrative expenses decreased from 3.4% in 2007 to 3.0% in 2008.
Depreciation: Depreciation expense for the year ended December 31, 2008 increased $76.4 million when compared to the year ended December 31, 2007. The increase in depreciation for the year ended December 31, 2008 is primarily related to the incremental depreciation expense from the Chaparral, Enco and CSI acquisitions, as well as normal increases in depreciation expense from routine equipment additions placed in service.
Amortization of intangibles: Amortization expense for the year ended December 31, 2008 increased $76.8 million when compared to the year ended December 31, 2007. The increase in amortization for the year ended December 31, 2008 is primarily related to the amortization of intangible assets associated with the Chaparral, Enco, and CSI acquisitions. These intangible assets include customer relationships, order backlogs, patents, software, trade name and non-compete agreements.
Impairment of goodwill: As noted in the “Critical Accounting Estimates and Assumptions” section, the Company incurred a non-cash goodwill impairment charge during the year ended December 31, 2008. Based on a combination of factors, including the current economic environment and a decline in the Company’s market capitalization, the Company performed a goodwill impairment analysis as required under GAAP and recorded an impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No similar impairment charge was recorded in 2007. See “Critical Accounting Estimates and Assumptions” herein, for an explanation of the Company’s goodwill impairment analysis.
(Loss) Income from operations: As a percentage of net sales, loss from operations for the year ended December 31, 2008 was 1.6% compared to the income from operations of 14.1% for the year ended December 31, 2007. The decrease in income from operations is primarily attributable to the impairment of goodwill noted above. In addition, the cost per ton shipped increased along with increases in amortization of intangibles and depreciation related to the acquisitions mentioned above. These additional expenses were partially offset by an increase in metal spread, the difference between mill selling prices and scrap raw material cost. Metal spread increased $123 per ton for the year ended December 31, 2008 compared to the year ended December 31, 2007.
Earnings from 50% owned joint ventures: Earnings from the Company’s 50% owned joint ventures were $45.0 million for the year ended December 31, 2008 compared to $54.1 million for the year ended December 31, 2007. This decrease was primarily attributable to an increase in Gallatin’s manufacturing costs caused by inflation in raw material costs including scrap and reduced operating rates during the four months between September and December 2008. In addition, Gallatin recorded a pre-tax charge of approximately $50 million to write down its inventory to market value. Partially offsetting these increased manufacturing costs and the inventory writedown was an increase in metal spreads from $272 per ton for the year ended December 31, 2007 to $361 per ton for the year ended December 31, 2008. Metal spreads increased significantly during the period from April 2008 to September 2008, before retracting slightly in the fourth quarter of 2008.
Interest expense, interest income and other expense on debt: Interest expense and other expense on debt, including amortized deferred financing costs, increased $62.6 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. This was primarily due to the increase in interest expense and amortization of deferred financing costs recorded as a result of the new term loans entered into in September 2007 in connection with the acquisition of Chaparral.
Foreign exchange gain: Foreign exchange gains for the year ended December 31, 2008 decreased $11.6 million when compared to the year ended December 31, 2007. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. During the year ended December 31, 2008, the average annual exchange rate between the US dollar and Canadian dollar remained stable as compared to the year ended December 31, 2007.
Writedown of investments: Over the past year, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. With no certainty of when the liquidity will return to the market, the Company reclassified the investments

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 13
MD&A
from a current asset to a non-current asset in the second quarter of 2008. The Company’s entire long-term investment portfolio at December 31, 2008, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of the Company’s analysis of other-than-temporary impairment factors, it recorded a pre-tax other-than-temporary impairment of approximately $60.0 million for the year ended December 31, 2008, related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Minority interest: Consistent with GAAP requirements, the Company consolidates 100% of the results of PCS and reflects the earnings of the non-owned portion as minority interest.
Income taxes: The Company’s effective income tax rate was approximately (95.8)% and 30.5% respectively for the years ended December 31, 2008 and 2007. The effective tax rate for the year ended December 31, 2008 was unfavorably impacted by the non-deductible impairment of goodwill in the Long Products reporting unit and writedown of the auction rate securities noted above. The Company’s effective tax rate before these significant period impacts was 30.1% in 2008. During 2008, the Company recorded a valuation allowance of $30.7 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. As of December 31, 2008, the total valuation allowance was $34.9 million.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales increased to $7.7 billion for the year ended December 31, 2008, from $5.2 billion for the year ended December 31, 2007. Mini-mill segment sales include sales to the downstream segment of $937.9 million and $695.3 million for the years ended December 31, 2008 and 2007, respectively. Mini-mill segment loss from operations for the year ended December 31, 2008 was $45.7 million compared to income from operations of $743.8 million for the year ended December 31, 2007. The decrease in mini-mill segment income from operations for the year ended December 31, 2008 as compared to the year ended December 31, 2007 is primarily the result of the non-cash goodwill impairment charge of $1.2 billion recorded in the Long Products reporting unit in 2008 partially offset by higher metal spreads and higher volumes resulting from the acquisitions noted above.
Downstream segment sales increased to $1.8 billion for the year ended December 31, 2008 from $1.3 billion for the year ended December 31, 2007 primarily due to the inclusion of Enco for the full year and the acquisition of CSI. Downstream segment loss from operations was $31.9 million for the year ended December 31, 2008 compared to income from operations of $109.5 million for the year ended December 31, 2007, a decrease of $141.4 million, or 129.1% which was attributable to the non-cash goodwill impairment charge of $83.6 million recorded in the PCS reporting unit in 2008 and the increase in market prices of the steel raw materials purchased from the mini-mill segment that have not been fully passed along to customers. Margins were reduced in this segment because selling prices could not be increased at the same rate that the steel transfer costs from the mini-mill segment increased due to the contract nature of this business.

14 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
Non-GAAP Financial Measures
Non-GAAP Adjusted Net (Loss) Income: Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of the impairment of goodwill and the writedown of investments, is a non-GAAP financial measure. Management believes that it is useful as a supplemental measure in assessing the operating performance of the business. The measure is used by the Company to evaluate business results. The Company excludes the impairment of goodwill and the writedown of investments because it believes they are not representative of the ongoing results of operations of the Company’s business. Below is a reconciliation of this Non-GAAP measure to net (loss) income for the periods indicated, excluding the impairment of goodwill and writedown of investments.

( $000s)	For the Three Months		For the Three Months
Reconciliation of net (loss)	Ended - Unaudited		Ended - Unaudited
income to Non-GAAP Adjusted	December 31, 2008	Diluted EPS	December 31, 2007	Diluted EPS

Net (Loss) Income:
Net (loss) income	$(1,329,420)	$(3.08)	$141,392	$0.37
Adjustment for impairment of goodwill	1,278,000	2.96	—	—
Adjustment for income tax on impairment of goodwill	(32,620)	(0.07)	—	—
Adjustment for writedown of investments	13,276	0.03	8,879	0.02

Non-GAAP Adjusted Net (loss) Income and earnings (loss) per share	$(70,764)	$(0.16)	$150,271	$0.39

($000s)	For the Year Ended -		For the Year Ended -
Reconciliation of net (loss)	Unaudited		Unaudited
income to Non-GAAP Adjusted	December 31, 2008	Diluted EPS	December 31, 2007	Diluted EPS

Net (Loss) Income:
Net (loss) income	$(587,407)	$(1.36)	$537,869	$1.65
Adjustment for impairment of goodwill	1,278,000	2.96	—	—
Adjustment for income tax on impairment of goodwill	(32,620)	(0.07)	—	—
Adjustment for writedown of investments	59,977	0.14	8,879	0.03

Non-GAAP Adjusted Net Income and earnings per share	$717,950	$1.67	$546,748	$1.68

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 15
MD&A
EBITDA: EBITDA is calculated by adding earnings before interest and other expense on debt, taxes, depreciation, amortization, writedown of investments, minority interest, cash distributions from 50% owned joint ventures, impairment of goodwill, and foreign exchange gain/loss, net and deducting interest income and income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income for the years ended December 31, 2008 and 2007 is shown below:

	For the Year Ended	For the Year Ended
(US$ in thousands)	December 31, 2008	December 31, 2007

Net (loss) income	$(587,407)	$537,869
Income tax expense	287,440	235,862
Interest and other expense on debt	165,607	107,738
Interest income	(14,921)	(17,977)
Depreciation	219,667	143,284
Amortization of intangibles	102,959	26,151
Impairment of goodwill	1,278,000	—
Amortization of deferred financing costs	10,951	9,282
Income from 50% owned joint ventures	(45,005)	(54,079)
Cash distribution from 50% owned joint ventures	41,829	62,078
Foreign exchange (gain) loss, net	(21,682)	(33,321)
Writedown of investments	59,977	8,879
Minority interest	11,952	23,080

EBITDA	$1,509,367	$1,048,846

LIQUIDITY AND CAPITAL RESOURCES
The principal sources of liquidity are cash flows generated from operations and borrowings under the Senior Secured Credit Facility. The Company believes these sources will be sufficient to meet its ongoing cash flow requirements. The Company’s principal liquidity requirements are working capital, capital expenditures, debt service, pensions and dividends. During 2009, the Company expects to contribute $72.7 million to its pension plan to meet minimum statutory funding requirements.
As of December 31, 2008, the Company had $688 million of cash and short-term investments and approximately $760 million available under the Senior Secured Credit Facility which results in a total liquidity position of approximately $1.4 billion. During 2009, the Company anticipates being able to generate additional liquidity as working capital is reduced.
Certain of the Company’s debt instruments require the Company to comply with debt covenants. As of December 31, 2008, the Company is in compliance with all required debt covenants. As outlined in the Contractual Obligations table below, the Company has no significant scheduled debt repayments until 2011.
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2008 was $768.0 million compared to $764.4 million for the year ended December 31, 2007. For the year ended December 31, 2008, accounts receivable provided $101.9 million of cash primarily due to decreased sales during the final three months of the 2008 in comparison to 2007. Inventory used $147.5 million of cash primarily due to increased raw material pricing. Liabilities used $315.3 million due to the slowdown in operations during the fourth quarter reducing accounts payable, accrued liabilities and income taxes payable.
Investing activities: Net cash used in investing activities was $656.3 million for the year ended December 31, 2008 compared to $4.0 billion in the year ended December 31, 2007. For the year ended December 31, 2008, cash paid for the acquisitions of CSI, Hearon, Metro, SSMP and increased ownership of PCS was $287.6 million, purchases of investments were $207.5 million

16 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
and capital expenditures totalled $168.1 million. For the year ended December 31, 2007, cash paid for acquisitions was $4.4 billion, capital expenditures totalled $173.8 million and the net sales of investments were $20.0 million.
Financing activities: Net cash used by financing activities was $148.2 million in the year ended December 31, 2008 compared to $3.7 billion in net cash provided in the year ended December 31, 2007. The principal component of financing activities in 2008 was the payment of dividends. For the year ended December 31, 2007, the Company increased total outstanding debt by $2.6 billion in connection with the acquisition of Chaparral and completed an equity offering of 126.5 million common shares which raised net proceeds of $1.5 billion. In addition, during 2007, the Company redeemed Senior Notes due in 2013 that were acquired as part of the Chaparral acquisition for approximately $341.8 million, paid $109.4 million in dividends and paid $40.7 million in additional deferred financing costs associated with entering into new loans.
During 2008, the Company declared and paid total cash dividends of $0.33 per common share, including a special dividend of $0.25 per common share on March 13, 2008. This resulted in total dividend payments of $142.6 million to shareholders in 2008.
OUTSTANDING SHARES
As of March 16, 2009, the Company had 433,022,232 common shares outstanding.
CREDIT FACILITIES AND INDEBTEDNESS
The following is a summary of existing credit facilities and other long term debt:
Term Loan Facility: On September 14, 2007, the Company entered into a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility to finance its acquisition of Chaparral. On November 7, 2007, the Company completed an equity offering of 126.5 million common shares. A portion of the proceeds of the equity offering of $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, was used to repay the Bridge Loan Facility in full and $150.0 million of the Term Loan Facility during 2007.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bears interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date. The Company is in compliance with the terms of the Term Loan Facility at December 31, 2008.
Senior Secured Credit Facility: In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company utilized the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at December 31, 2008. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable.
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
At both December 31, 2008 and December 31, 2007, there was nothing drawn against this facility. Based upon available collateral under the terms of the agreement, at December 31, 2008 and December 31, 2007, approximately $759.6 million and $583.0 million, respectively, were available under the Senior Secured Credit Facility, net of $74.9 million and $67.0 million, respectively of outstanding letters of credit.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 17
MD&A
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under that facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both December 31, 2008 and December 31, 2007, the loan amount outstanding was $15.4 million. As part of the Company’s ongoing environmental management activities, the Company plans for and budgets capital expenditures with respect to environmental matters. The Company’s current budget for environmental capital expenditures for 2009 to 2011 is $52 million.
Senior Notes: On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method. At December 31, 2008, the Company’s Senior Notes were rated Ba1 and BB+, respectively, by Moody’s Investor Service and Standard & Poor’s Rating Services.
Industrial Revenue Bonds: The Company had $50.4 million and $54.6 million of industrial revenue bonds outstanding at December 31, 2008 and December 31, 2007, respectively. In April 2008, the Company repaid a $4.2 million industrial revenue bond. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The interest on the Jackson, Tennessee bonds resets weekly with $3.8 million maturing on September 1, 2014 and $20.0 million on October 1, 2017. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest on this industrial revenue bond resets weekly. The Cartersville bond will be repaid with four annual payments of $300,000 starting December 1, 2009 followed by six annual payments of $400,000 starting December 1, 2013. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Leases: Gerdau Ameristeel had $0.1 million and $0.2 million of capital leases at December 31, 2008 and December 31, 2007, respectively.
CAPITAL EXPENDITURES
Gerdau Ameristeel spent $168.1 million on capital projects in the year ended December 31, 2008 compared to $173.8 million in the year ended December 31, 2007. The most significant projects include mill drives, support systems and modification of the reheat furnace at the Midlothian, Texas mill, a new finishing end at the Wilton, Iowa mill, costs related to the melt shop expansion at the Jacksonville, Florida mill, a new structural mesh line at the Beaumont Mesh downstream facility, costs to upgrade the casting equipment at the St. Paul, Minnesota mill, and the implementation of information technology systems including a procurement system and mill operating systems at a number of the facilities.
OFF — BALANCE SHEET ARRANGEMENTS
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.

18 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
CONTRACTUAL OBLIGATIONS
The following table represents the Company’s contractual obligations as of December 31, 2008.

		Less than	More than 1,	More than 3,	More than
(US$ in thousands)	Total	one Year	less than 3 Years	less than 5 Years	5 Years

Long-term debt (1)	$3,069,887	$1,893	$1,135,794	$1,881,860	$50,340
Interest (2)	588,752	158,442	309,979	90,682	29,649
Operating leases (3)	75,656	14,370	22,971	18,862	19,453
Capital expenditures (4)	69,305	69,305	—	—	—
Unconditional purchase obligations (5)	114,431	114,431	—	—	—
Pension funding obligations (6)	72,743	72,743	—	—	—

Total contractual obligations	$3,990,774	$431,184	$1,468,744	$1,991,404	$99,442

(1)	Total amounts are included in the December 31, 2008 Consolidated Balance Sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at December 31, 2008. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of December 31, 2008.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2008.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2008 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of December 31, 2008, the Company had $22.8 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
The Company faced two very different periods during 2008. During the first nine months of the year the Company delivered EBITDA of $1.5 billion, while due to the challenging slowdown of the world economy during the last quarter of the year, EBITDA decreased to $19.4 million. During this difficult time, the Company took decisive action to position itself for the current environment which included aggressive cost reductions and the curtailment of planned capital expenditures. During the fourth quarter, shipment rates exceeded production rates, which resulted in the Company reducing its investment in working capital and also resulted in the generation of $345 million of cash during this period and allowed us to end the year with good liquidity and a strong balance sheet.
The outlook for 2009 still remains uncertain. Difficult market conditions experienced in the fourth quarter of 2008 have continued, into the first quarter of 2009 as demand for steel remains weak. This weak demand has been exacerbated by our customers focus on de-stocking their inventories. Due to the unprecedented nature of the deterioration of the economy, the full extent of the slowdown is difficult to predict. Government stimulus packages and, more specifically, the focus on infrastructure project spending, is positive. However it is still too early to determine when this might provide any meaningful improvement to our demand. If the global economic conditions worsen or liquidity does not return to the marketplace, the Company may be required to make additional changes to its cost structure. Regardless of the conditions, the Company remains focused on its core businesses, servicing its customers, enhancing productivity, and adjusting its cost basis while striving to deliver returns to shareholders during these difficult times.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 19
MD&A
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
(US$ in thousands, except per share data)
ANNUAL RESULTS

Years Ended December 31,	2006	2007	2008

Net sales	$4,464,203	$5,806,593	$8,528,480
Net income (loss)	374,596	537,869	(587,407)
Earnings (Loss) per common share, basic	1.23	1.66	(1.36)
Earnings (Loss) per common share, diluted	1.23	1.65	(1.36)
Total assets	3,176,388	8,428,520	7,270,055
Total long-term debt	431,441	3,055,431	3,069,887
Cash dividends per common share	0.30	0.35	0.33
The Company’s financial results for the last three years reflect the following general trends: rising raw material costs with a corresponding rise in selling prices realized from both mill external steel sales and fabricated steel sales, and rising production and sales volumes as a result of the growth through acquisitions. The results of Chaparral have been included since the date of acquisition, September 14, 2007. On that date, the Company entered into a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility to finance the acquisition, as well as completed an equity offering of 126.5 million common shares. A portion of the proceeds of the equity offering was used to repay the Bridge Loan Facility in full and $150.0 million of the Term Loan Facility. As previously noted, the Company recorded a $1.3 billion goodwill impairment.
QUARTERLY RESULTS

2008	March 31,	June 30,	September 30,	December 31,

Net sales	$2,031,662	$2,545,810	$2,514,412	$1,436,596
Cost of sales	1,600,627	1,980,192	1,878,579	1,340,029
Net income (loss)	163,008	262,107	316,898	(1,329,420)
Earnings (Loss) per common share, basic	0.38	0.61	0.73	(3.08)
Earnings (Loss) per common share, diluted	0.38	0.60	0.73	(3.08)

2007
Net sales	$1,342,996	$1,331,818	$1,397,176	$1,734,603
Cost of sales	1,068,872	1,051,191	1,127,924	1,375,393
Net income	133,535	139,128	123,814	141,392
Earnings per common share, basic	0.44	0.46	0.41	0.37
Earnings per common share, diluted	0.44	0.45	0.40	0.37
FOURTH QUARTER RESULTS
The three months ended December 31, 2008 generated a net loss of $1.3 billion, compared to net income of $141.4 million for the same period in the prior year. Included within fourth quarter 2008 earnings is a $1.3 billion non-cash goodwill impairment charge and a pre-tax charge of $38.7 million to write down the value of certain of the Company’s inventory to its current market value. In addition, Gallatin recorded a pre-tax charge of $50.2 million to write its inventory down to market value. The results for the three months ended December 31, 2008 include the Company’s 50% portion of this writedown. Total shipments of 1.3 million tons represented a decrease of 38.2% from the same period of time in the prior year. Shipments were impacted by the current global economic uncertainty along with seasonally lower demand. In order to meet this reduced demand, the Company reduced production during the fourth quarter which increased manufacturing costs as the fixed costs were spread over a reduced number of tons. The Company’s metal spread increased to $636 per ton in the three months ended December 31, 2008, an increase of $180 per ton from the three months ended December 31, 2007. For the three months ended December 31, 2008, the weighted average selling price increased $214 per ton from the weighted average selling price for the three months ended December 31, 2007, partially offset by increases in scrap costs which were

20 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
approximately $34 per ton more than the prior year. The Company recorded a pre-tax permanent impairment of approximately $13.3 million during the three months ended December 31, 2008 related to its investments in auction rate securities.
The quarterly trends indicate increased demand due to increasing selling price through the third quarter of 2008 as well as growth through acquisitions and decreased demand in the fourth quarter of 2008 due to the global economic uncertainty which resulted in decreases in shipments, selling prices and metal spreads. Net Sales and Earnings per common share, basic and diluted for the three months ended December 31, 2008 were lower than the previous quarters in 2008 reflecting the impact of the current global economic uncertainty as well as the $1.3 billion writedown of goodwill.
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
CONSOLIDATION
The consolidated financial statements include the accounts of the Company, its subsidiaries and its majority owned joint ventures. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of acquisition. All intercompany transactions and accounts have been eliminated in consolidation.
JOINT VENTURES AND OTHER INVESTMENTS
The Company’s investment in PCS, an 84% owned joint venture, is consolidated recording the 16% interest not owned as a minority interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
REVENUE RECOGNITION
The Company’s products are usually sold on credit terms. The credit terms, which are established in accordance with local and industry practices, typically require payment within 30 days of delivery and may allow discounts for early payment. Revenue from sales is recognized at the time products are shipped to customers, when the risks of ownership and title are transferred.
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
INVENTORIES
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 21
MD&A
LONG-TERM INVESTMENTS
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. These auction rate securities were classified as short-term investments at December 31, 2007. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at December 31, 2008. The cost basis of the investment in these securities was approximately $102.0 million.
FAIR VALUE MEASUREMENT
Effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company’s balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157". This FSP delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company’s short and long-term investments and derivative instruments.
The Company invested in auction rate security instruments, which were classified as long-term investments at December 31, 2008 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since the latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2008. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for doubtful accounts is evaluated on a regular basis and adjusted based upon management’s best estimate of probable losses inherent in accounts receivable. In estimating probable losses, the Company reviews accounts that are past

22 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
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
BUSINESS COMBINATIONS
Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
GOODWILL
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
Based on a combination of factors, including the current economic environment and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and PCS reporting units was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However, a tax benefit was recorded related to the PCS reporting unit impairment charge. The Company’s availability under its Senior Secured Credit Facility was not affected by the non-cash goodwill impairment charge.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment changes. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.
INTANGIBLE ASSETS
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 23
MD&A
method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment of Long-lived Assets” (“SFAS 144”), if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
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
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized. Excluding the impact of the non-deductible impairment of goodwill and writedown of the auction rate securities noted above, a one-percentage point change in the Company’s reported effective income tax rate would have the effect of changing income tax expense by approximately $9.5 million in 2008.
DERIVATIVES
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive income (loss) in Shareholder’s equity, net of tax effects. Amounts recorded to Accumulated other comprehensive income (loss) are then reclassified to Interest expense as interest on the hedged borrowings is recognized. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
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

24 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        MD&A
POST RETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
▪	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. A one-percentage point variation in the rate of return on plan assets would result in a change to pension expense of approximately $4.6 million. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

▪	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The U.S. discount rate is as of the measurement date, December 31. A similar process is used to determine the assumed discount rate for the non-U.S. plans. This rate is sensitive to changes in interest rates. A one-percentage point decrease in the discount rate would result in an increase of approximately $10.8 million in pension expense, whereas a one-percentage point increase would result in a decrease of approximately $7.8 million.

▪	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. A one-percentage point decrease in the rate would result in a decrease in the Company’s pension expense of approximately $4.3 million, whereas a one-percentage point increase would have resulted in an increase of approximately $5.1 million.

▪	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. A one-percentage point increase in the assumed health care trend rate would result in an increase in the Company’s post retirement medical expense of approximately $1.3 million, whereas a one-percentage point decrease would result in a decrease of approximately $1.1 million.
RECENTLY ISSUED ACCOUNTING STANDARDS
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has announced its decision to require all publically accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the Securities and Exchange Commission (“SEC”), such as the Company, to file, with Canadian securities regulators, financial statements prepared in accordance with GAAP. The Company is currently contemplating transitioning its basis of accounting and reporting to IFRS during 2009.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”. SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements when it becomes effective, however it will affect the accounting and disclosure for non-controlling interests from that date forward.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statement footnote disclosures.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 25
MD&A
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, (“FSP FAS142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.
In October 2008, the FASB issued FSP FAS 157-3, “Determining Fair Value of a Financial Asset in a Market That is Not Active”, (“FSP FAS 157-3”). FSP FAS 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statements upon adoption of FSP FAS 132(R)-1.
RISKS AND UNCERTAINTIES
Excess global capacity in the steel industry and the availability of competitive substitute material has resulted in intense competition, which may exert downward pressure on the prices of the Company’s products.
The Company competes with numerous foreign and domestic steel producers, largely mini-mill producers that produce steel by melting scrap in electric arc furnaces, but also integrated producers that produce steel from coke and iron ore. Competition is based on price, quality and the ability to meet customers’ product specifications and delivery schedules. Global over-capacity in steel manufacturing has in the past had a negative impact on steel pricing and could adversely affect the Company’s sales and profit margins in the future. The construction of new mills, expansion and improved production efficiencies of existing mills, restarting of currently idled facilities and the expansion of foreign steel production capacity all may contribute to an increase in global steel production capacity. Increases in global steel production capacity combined with high levels of steel imports into North America could exert downward pressure on the prices of the Company’s products, which could materially adversely affect its sales and profit margins. In addition, in the case of certain product applications, the Company and other steel manufacturers compete with manufacturers of other materials, including plastic, wood, aluminum (particularly in the automotive industry), graphite, composites, ceramics, glass and concrete. Product substitution could also have a negative impact on demand for steel products and place downward pressure on prices.
The cyclical nature of the steel industry and the industries the Company serves and economic conditions in North America and worldwide may cause fluctuations in the Company’s revenue and profitability.
The North American steel industry is cyclical in nature and may be affected by prevailing economic conditions in the major world economies. A recession in the United States, Canada or globally (or concerns that a recession is likely) could substantially decrease the demand for the Company’s products and adversely affect the Company’s financial condition, production, sales, margins cash flows, and earnings. The Company is particularly sensitive to trends in cyclical industries such as the North American construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products.
Market conditions for steel products in the U.S. and Canada have fluctuated over the years. Significant portions of the Company’s products are also destined for the steel service center industry. The Company’s markets are cyclical in nature, which affects the demand for its finished products. A disruption or downturn in any of these industries or markets could materially adversely impact the Company’s financial condition, production, sales, margins, cash flows and earnings. The Company is also sensitive to trends and events that may impact these industries or markets, including strikes and labor unrest.

26 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       MD&A
The Company’s profitability can be adversely affected by increases in raw material and energy costs.
The Company’s operating results are significantly affected by the cost of steel scrap and scrap substitutes, which are the primary raw materials for the Company’s mini-mill operations. Prices for steel scrap are subject to market forces largely beyond the Company’s control, including demand by U.S. and international steel producers, freight costs and speculation. The rate of worldwide steel scrap consumption, especially in China, can result in increased volatility in scrap prices. Metal spread, the difference between mill selling prices and scrap raw material cost, has been at a high level in recent years. The Company does not know how long these levels can be maintained and if scrap prices change without a commensurate change in finished steel selling prices, the Company’s profit margins could be materially adversely affected. The Company may not be able to pass on higher scrap costs to its customers by increasing mill selling prices and prices of downstream products. Further increases in the prices paid for scrap and other inputs could also impair the Company’s ability to compete with integrated mills and materially adversely affect sales and profit margins.
Energy costs represent a significant portion of the production costs for the Company’s operations. Some of the Company’s mini-mill operations have long-term electricity supply contracts with either major utilities or energy suppliers. The electricity supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand. This portion represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity. Therefore, the Company has significant exposure to the variances of the electricity market that could materially adversely affect operating margins and results of operations. Generally, the Company does not have long-term contracts for natural gas and therefore is subject to market supply variables and pricing that could materially adversely affect operating margins and results of operations.
Imports of steel into North America have adversely affected and may again adversely affect steel prices, and despite trade regulation efforts, the industry may not be successful in reducing steel imports.
While imports of steel into North America have recently moderated from historical highs, they have exerted in recent years, and may again in the future exert, downward pressure on steel prices, which adversely affects the Company’s sales and profit margins. Competition from foreign steel producers is strong and may increase in the event of increases in foreign steel production capacity, the relative strengthening of the U.S. dollar compared to foreign currencies or the reduction of domestic steel demand in the economies of the foreign producers. These factors encourage higher levels of steel exports to North America at lower prices. In the past, protective actions taken by the U.S. government to regulate the steel trade, including import quotas and tariffs, have been temporary in nature and, in certain cases, have been found by the World Trade Organization to violate global trade rules. Protective actions may not be taken in the future and, despite trade regulation efforts, unfairly priced imports could enter into the North American markets resulting in price depression, which could materially adversely affect the Company’s ability to compete and maintain sales levels and profit margins.
A change in China’s steelmaking capacity or a slowdown in China’s steel consumption could have a material adverse effect on domestic and global steel pricing and could result in increased steel imports into North America.
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. This has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China are beginning to ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace of consolidation in the steel industry and the increasing trend of customers to focus on fewer key suppliers. As a result, the Company intends to continue to apply a selective and disciplined acquisition strategy. Future acquisitions, investments in joint ventures or strategic alliances may involve some or all of the following risks, which could materially adversely affect the Company’s business, results of operations, cash flows or financial condition:
▪	the difficulty of integrating the acquired operations and personnel into the existing business;

▪	the potential disruption of ongoing business;

▪	the diversion of resources, including management’s time and attention;

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 27
MD&A
▪	incurrence of additional debt;

▪	the inability of management to maintain uniform standards, controls, procedures and policies;

▪	the difficulty of managing the growth of a larger company;

▪	the risk of entering markets in which the Company has little experience;

▪	the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise;

▪	the risk of contractual or operational liability to venture participants or to third parties as a result of the Company’s participation;

▪	the risk of environmental or other liabilities associated with the acquired business;

▪	the inability to work efficiently with joint venture or strategic alliance partners; and

▪	the difficulties of terminating joint ventures or strategic alliances.
Acquisition targets may require additional capital and operating expenditures to return them to, or sustain, profitability. Acquisition candidates may also be financially distressed steel companies that typically do not maintain their assets adequately. Such assets may need significant repairs and improvements. The Company may also have to buy sizeable amounts of raw materials, spare parts and other materials for these facilities before they can resume, or sustain, profitable operation. Such financially distressed steel companies also may not have maintained appropriate environmental programs. These problems also may require significant expenditures by the Company or expose the Company to environmental liability.
There is also a risk that acquisition targets may have undisclosed or unknown liabilities and that the Company may not be indemnified for breaches of representations, warranties or covenants in the acquisition agreement. In addition, there is a risk that the Company may not successfully complete the integration of the business operations and product lines of an acquisition target with its own, or realize all of the anticipated benefits and synergies of the acquisition. If the benefits of an acquisition do not exceed the costs associated with the acquisition, the Company’s results of operations, cash flows and financial condition could be materially adversely affected.
Following an acquisition, the Company may also be required to record impairment charges relating to goodwill, identifiable intangible assets or fixed assets. Goodwill, identifiable intangible assets and fixed assets represent nearly half of the Company’s total assets. Economic, legal, regulatory, competitive, contractual and other factors, including changes in the manner of or use of the acquired assets, may affect the value of the Company’s goodwill, identifiable intangible assets and fixed assets. If any of these factors impair the value of these assets, accounting rules would require that the Company reduce its carrying value and recognize an impairment charge, which would reduce the Company’s reported assets and earnings in the year the impairment charge is recognized. In addition, an impairment charge may impact the Company’s financial ratios under its debt arrangements and affect its ability to pay dividends to holders of the Company’s common shares.
The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter or more frequently when events or circumstances dictate. Following the year ended December 31, 2008, based on a combination of factors, including the current economic environment and a decline in the Company’s market capitalization, there were sufficient indicators to require the Company to perform a goodwill impairment analysis during the fourth quarter of 2008 as required under U.S. Generally Accepted Accounting Principles. The Company concluded that the goodwill of the Long Products and PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion for the year ended December 31, 2008. Additional impairment charges may be necessary in the future and would reduce the Company’s reported assets and earnings in the year the additional impairment charge is recognized.
Future acquisitions may be required for the Company to remain competitive, but the Company cannot assure you that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
Steel manufacturing is capital intensive which may encourage producers to maintain production in periods of reduced demand which may in turn exert downward pressure on prices for the Company’s products.
Steel manufacturing is very capital intensive, resulting in a large fixed-cost base. The high levels of fixed costs of operating a mini-mill encourage mill operators to maintain high levels of output, even during periods of reduced demand, which may exert additional downward pressure on selling prices and profit margins in those periods.

28 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       MD&A
Unexpected equipment failures may lead to production curtailments or shutdowns.
The Company operates several steel plants in different sites. Nevertheless, interruptions in the production capabilities at the Company’s principal sites would increase production costs and reduce sales and earnings for the affected period. In addition to periodic equipment failures, the Company’s facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. The Company’s manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as its electric arc furnaces, continuous casters, gas-fired reheat furnaces, rolling mills and electrical equipment, including high-output transformers, and this equipment may, on occasion, incur downtime as a result of unanticipated failures. The Company has experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect the Company’s productivity and results of operations. Moreover, any interruption in production capability may require the Company to make additional capital expenditures to remedy the problem, which would reduce the amount of cash available for operations. The Company’s insurance may not cover the losses. In addition, long-term business disruption could harm the Company’s reputation and result in a loss of customers, which could materially adversely affect the business, results of operations, cash flows and financial condition.
The Company’s level of indebtedness could adversely affect its ability to raise additional capital to fund operations, limit the ability to react to changes in the economy or the industry and prevent it from meeting its obligations under its debt agreements.
The Company had $2.4 billion of net indebtedness as of December 31, 2008. The Company’s degree of leverage could have important consequences, including the following:
▪	it may limit the ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

▪	it may limit the ability to declare dividends on the common shares;

▪	a portion of the cash flows from operations must be dedicated to the payment of interest on existing indebtedness and is not available for other purposes, including operations, capital expenditures and future business opportunities;

▪	certain of the Company’s borrowings, including borrowings under its Term Loan Facility and Senior Secured Credit Facility, are at variable rates of interest and are subject to increases in interest rates;

▪	it may limit the ability to adjust to changing market conditions and place the Company at a competitive disadvantage compared to its competitors that have less debt;

▪	the Company may be vulnerable in a downturn in general economic conditions; and

▪	the Company may be required to adjust the level of funds available for capital expenditures.
Under the terms of its existing indebtedness, the Company is permitted to incur additional debt in certain circumstances; doing so could increase the risks described above. The term loan facility entered into to finance the acquisition of Chaparral contains financial covenants requiring Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests. In addition, the term loan facility requires the value of Gerdau S.A.’s receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The term loan facility is unsecured but provides for a springing lien in the Gerdau S.A. off-take supply contracts which would take effect upon the occurrence of certain events related to the supply contracts. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Senior Secured Credit Facility also contains customary covenants that limit the Company’s ability to, among other things, incur additional debt, issue redeemable stock and preferred stock, pay dividends on the common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants will limit our flexibility in the operation of the business.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with a complex and evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. EHS Laws concern, among other things, air emissions, discharges to soil, surface water and ground water,

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 29
MD&A
noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of water, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to our workers’ health and safety. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on our results of operations, cash flows and financial condition.
Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event. Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on our results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2008 to be approximately $18.8 million, with these costs recorded as a liability in our financial statements.
Changes to the regulatory regime, such as new laws or new enforcement policies or approaches could have a material adverse effect on the Company’s business, cash flows, financial condition, or results of operations. Examples of these kinds of changes include recently enacted laws on the emissions of mercury, a currently proposed interpretation of existing rules applicable to the disposal of scrap metal shredder residue, current initiatives with respect to lead emissions, and the emerging legislative responses to climate change.
The Company is also required to obtain governmental permits and approvals pursuant to EHS Laws. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances, including at the time the Company applies for renewal of existing permits. Failure to obtain or comply with the conditions of permits and approvals may adversely affect the Company’s results of operations, cash flows and financial condition and may subject the Company to significant penalties. In addition, the Company may be required to obtain additional operating permits or governmental approvals and incur additional costs.

30 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       MD&A
The Company may not be able to meet all the applicable requirements of EHS Laws. Moreover, the Company may be subject to fines, penalties or other liabilities arising from actions imposed under EHS Laws. In addition, the Company’s environmental and occupational health and safety capital expenditures could materially increase in the future.
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on our results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the relatively near future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. The steel industry in Canada, for example, has been involved in ongoing dialogue with the federal government with respect to the implementation of emission reduction requirements expected to be implemented across Canada as soon as 2010. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction—in particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the next year or two. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2008, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $387.3 million, while the aggregate projected benefit obligation was $616.6 million, resulting in an aggregate deficit of $229.3 million for which the Company is responsible. As of December 31, 2008 the Company also had an unfunded obligation of $113.5 million with respect to post-retirement medical benefits. The Company made cash payments of $48.2 million to its defined benefit pension plan for the year ended December 31, 2008. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of December 31, 2008, approximately 36% of the Company’s employees were represented by the United Steel Workers of America and other unions under different collective bargaining agreements. The agreements have different expiration dates. Ten of the Company’s mini-mill facilities are unionized, with the agreements for two of the facilities expiring in 2009, four of the facilities expiring in 2010, three of the facilities expiring in 2011, and one facility expiring in 2012.
The Company may be unable to successfully negotiate new collective bargaining agreements at one or more facilities without any labor disruption when the existing agreements expire. A labor disruption could, depending on the operations affected and the length of the disruption, have a material adverse effect on the Company’s operations. Labor organizing activities could occur at one or more of the Company’s other facilities or at other companies upon which the Company is dependent for raw materials, transportation or other services. Such activities could result in a loss of production and revenue and have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
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
In addition, fluctuations in the value of the Canadian and U.S. dollar relative to foreign currencies may adversely affect the Company’s business. A strong Canadian or U.S. dollar makes imported steel relatively less expensive, potentially resulting in more imports of steel products into Canada or the United States by foreign competitors. The Company’s steel products that are made in Canada or the United States, as the case may be, may become relatively more expensive as compared to imported steel due to a strong Canadian or U.S. dollar, which could have a material negative impact on sales, revenues, margins and profitability.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 31
MD&A
Gerdau S.A. and its controlling shareholders control the Company, and are in a position to affect the Company’s governance and operations.
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.4% of the Company’s outstanding common shares as of December 31, 2008. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from your interests and they may exercise their control over the Company in a manner inconsistent with your interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of December 31, 2008, the fair value of these securities was $33.2 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, the Company reclassified the investments from a current asset to a non-current asset. The Company recognized a pre-tax permanent impairment loss of approximately $60.0 million for the year ended December 31, 2008 related to these auction rate securities. The Company may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed $45.0 million to the Company’s net income for the year ended December 31, 2008. The Company received $41.8 million of cash distributions from the joint ventures in the year ended December 31, 2008. However, as the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.

32 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
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
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2008 in accordance with the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2008.
Deloitte & Touche, LLP an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 33
CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Gerdau Ameristeel
Corporation Tampa, Florida
We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of earnings, changes in shareholder’s equity and comprehensive income, and cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Certified Public Accountants
Tampa, Florida
March 30, 2009

34 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2008	2007
ASSETS

Current Assets
Cash and cash equivalents	$482,535	$547,362
Short-term investments	205,817	94,591
Accounts receivable, net	677,569	705,929
Inventories	1,267,768	1,203,107
Deferred tax assets	31,414	21,779
Costs and estimated earnings in excess of billings on uncompleted contracts	14,771	3,844
Income taxes receivable	28,455	23,986
Other current assets	22,936	25,880

Total Current Assets	2,731,265	2,626,478

Investments in 50% Owned Joint Ventures	161,901	161,168
Long-term Investments	33,189	—
Property, Plant and Equipment, net	1,808,478	1,908,617
Goodwill	1,952,011	3,050,906
Intangibles	515,736	598,528
Deferred Financing Costs	35,170	44,544
Deferred Tax Assets	—	12,433
Other Assets	32,305	25,846

TOTAL ASSETS	$7,270,055	$8,428,520

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$182,697	$376,634
Accrued salaries, wages and employee benefits	148,244	169,658
Accrued interest	54,480	40,631
Income taxes payable	2,983	28,143
Accrued sales, use and property taxes	13,902	11,970
Current portion of long-term environmental reserve	7,599	3,704
Billings in excess of costs and estimated earnings on uncompleted contracts	45,687	17,448
Other current liabilities	20,932	25,901
Current portion of long-term borrowings	1,893	15,589

Total Current Liabilities	478,417	689,678

Long-term Borrowings, Less Current Portion	3,067,994	3,055,431
Accrued Benefit Obligations	339,055	252,422
Long-term Environmental Reserve, Less Current Portion	11,151	11,830
Other Liabilities	116,092	78,401
Deferred Tax Liabilities	323,854	433,822
Minority Interest	36,618	42,321

TOTAL LIABILITIES	4,373,181	4,563,905

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,552,323	2,547,123
Retained earnings	523,187	1,253,196
Accumulated other comprehensive (loss) income	(178,636)	64,296

TOTAL SHAREHOLDERS’ EQUITY	2,896,874	3,864,615

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,270,055	$8,428,520

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 35
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended December 31,
	2008	2007
NET SALES	$8,528,480	$5,806,593
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	6,799,427	4,623,380
Selling and administrative	253,222	198,032
Depreciation	219,667	143,284
Amortization of intangibles	102,959	26,151
Impairment of goodwill	1,278,000	—
Other operating expense (income), net	8,293	(1,587)
	8,661,568	4,989,260

(LOSS) INCOME FROM OPERATIONS	(133,088)	817,333

INCOME FROM 50% OWNED JOINT VENTURES	45,005	54,079

(LOSS) INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	(88,083)	871,412

OTHER EXPENSES
Interest expense	165,607	107,738
Interest income	(14,921)	(17,977)
Foreign exchange (gain) loss, net	(21,682)	(33,321)
Amortization of deferred financing costs	10,951	9,282
Writedown of investments	59,977	8,879
Minority interest	11,952	23,080
	211,884	97,681

(LOSS) INCOME BEFORE INCOME TAXES	(299,967)	773,731

INCOME TAX EXPENSE	287,440	235,862

NET (LOSS) INCOME	$(587,407)	$537,869

(LOSS) EARNINGS PER COMMON SHARE – BASIC	$(1.36)	$1.66

(LOSS) EARNINGS PER COMMON SHARE – DILUTED	$(1.36)	$1.65

See accompanying notes to consolidated financial statements.

36 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(US$ in thousands)

				Accumulated Other
	Number of	Capital	Retained	Comprehensive
	Shares	Stock	Earnings	Income (Loss)	Total
Balances at December 31, 2006	305,376,603	$1,016,287	$828,998	$8,173	$1,853,458

Net income			537,869		537,869

Other comprehensive income:
Foreign exchange gain (loss) translation				42,982	42,982
Net gain (loss) from pensions and postretirement plans, net of tax provision of ($7,823)				13,141	13,141
Comprehensive income					593,992
Adoption of FIN48			(4,305)		(4,305)
Stock issuance	126,500,000	1,526,785			1,526,785
Dividends			(109,366)		(109,366)
Employee stock options exercised and stock compensation expense	586,581	4,051			4,051

Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$3,864,615

Net loss			(587,407)		(587,407)

Other comprehensive loss:
Foreign exchange gain (loss) translation				(135,120)	(135,120)
Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision of ($24,572)				(37,427)	(37,427)
Net gain (loss) from pensions and postretirement plans, net of tax provision of ($45,406)				(70,385)	(70,385)
Comprehensive loss					(830,339)
Dividends			(142,602)		(142,602)
Employee stock options exercised and stock compensation expense	541,069	5,200			5,200

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$2,896,874

See accompanying notes to consolidated financial statements.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 37
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended December 31,
	2008	2007
OPERATING ACTIVITIES

Net (loss) income	$(587,407)	$537,869
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	11,952	23,080
Depreciation	219,667	143,284
Impairment of goodwill	1,278,000	—
Amortization of intangibles	102,959	26,151
Amortization of deferred financing costs	10,951	9,282
Deferred income taxes	(35,559)	20,988
Loss on disposition of property, plant and equipment	3,322	3,295
Income from 50% owned joint ventures	(45,005)	(54,079)
Distributions from 50% owned joint ventures	41,829	62,078
Compensation cost from share-based awards	2,464	21,522
Excess tax benefits from share-based payment arrangements	(1,200)	(1,159)
Realized loss on writedown of investments	59,977	8,879
Facilities closure expenses	7,807	3,178
Writedown of inventory	48,116	—

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	101,941	(30,037)
Inventories	(147,544)	(9,710)
Other assets	11,020	(26,937)
Liabilities	(315,298)	26,701

NET CASH PROVIDED BY OPERATING ACTIVITIES	767,992	764,385

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(168,117)	(173,786)
Proceeds from disposition of property, plant and equipment	3,261	1,371
Acquisitions	(287,560)	(4,354,735)
Opening cash from acquisitions	2,249	528,980
Change in restricted cash	—	498
Purchases of investments	(207,516)	(592,240)
Proceeds from sales of investments	1,425	612,200

NET CASH USED IN INVESTING ACTIVITIES	(656,258)	(3,977,712)

FINANCING ACTIVITIES
Proceeds from issuance of debt	1,076	4,087,410
Payments on term borrowings	(4,394)	(1,450,264)
Payments of deferred financing costs	(1,635)	(40,725)
Retirement of bonds	—	(341,759)
Cash dividends	(142,602)	(109,366)
Distributions to subsidiary’s minority shareholder	(3,065)	(8,340)
Proceeds from exercise of employee stock options	1,195	1,258
Proceeds from issuance of common stock, net	—	1,526,785
Excess tax benefits from share-based payment arrangements	1,200	1,159

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(148,225)	3,666,158

Effect of exchange rate changes on cash and cash equivalents	(28,336)	(14,705)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(64,827)	438,126

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	547,362	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$482,535	$547,362

SUPPLEMENTAL INFORMATION
Cash payments for income taxes	$338,659	$201,455
Cash payments for interest	$155,567	$96,894
See accompanying notes to consolidated financial statements.

38 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 – BUSINESS AND BASIS OF PRESENTATION
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
As of December 31, 2008, Gerdau S.A. indirectly owned approximately 66.4% of the Company’s common shares outstanding.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
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
Joint Ventures and Other Investments: The Company’s investment in Pacific Coast Steel (“PCS”), an 84% owned joint venture, is consolidated recording the 16% interest not owned as a minority interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
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

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 39
CONSOLIDATED FINANCIAL STATEMENTS
The following is information regarding PCS contracts in progress ($000s):

	Year Ended December 31,
	2008	2007
Total value of contracts in progress	$1,381,815	$839,787

Costs incurred on contracts in progress	$904,291	$352,847
Estimated earned gross profit	189,911	78,971
	1,094,202	431,818

Less billings to-date	1,125,118	445,422

	$(30,916)	$(13,604)

Included in the Consolidated Balance Sheets under the following captions ($000s):

	Year Ended December 31,
	2008	2007
Costs and estimated earnings in excess of billings on uncompleted contracts	$14,771	$3,844
Billings in excess of costs and estimated earnings on incompleted contracts	(45,687)	(17,448)

	$(30,916)	$(13,604)

Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents.
Short-term Investments: The Company invests excess cash in short-term investments that are comprised of US government treasury bills, short-term US government agency discount notes, Canadian government treasury bills, Canadian provincial government treasury bills and promissory notes, and short-term time deposits and banker’s acceptances with highly rated commercial banks. All of these items are categorized as available-for-sale. Accordingly, the Company’s investments in these securities are recorded at market value. All income generated from these investments was recorded as interest income. At December 31, 2008 there was $205.8 million of investments in these securities. As noted below, the investments recorded as short-term investments at December 31, 2007 of $94.6 million were reclassified to long-term investments during the second quarter of 2008.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Accounts receivables also include $197.0 million and $104.4 million at December 31, 2008 and 2007, respectively, of contract receivables billed and unbilled retention of PCS. Unbilled retention is that portion of contract billings retained by the customer until after completion of PCS’ scope of work. Unbilled retentions range from 3% to 10% of the total amount billed on each respective contract. Upon completion of PCS’ agreed scope of work related to a particular contract, the retained amount is billed and the unbilled retention is converted to billed retention. Depending on the term of the project, a portion of the unbilled retention is current and a portion is non-current, which is recorded in Other Assets in the Consolidated Balance Sheets. Subject to the negotiated terms of each contract, the due date of billed retentions ranges from 30 days after the substantial completion of PCS’ scope of work, or up to 40 days following the completion of the overall project. PCS’ contracts typically range in duration from 3 to 18 months. Accounts receivables are written off when they are determined to be uncollectible.
The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company customers. At December 31, 2008 and 2007, the allowance for doubtful accounts was $8.8 million and $6.0 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.

40 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Inventories: Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. For the year ended December 31, 2008 the Company recorded a $48.1 million charge to cost of sales to write down inventory to net realizable value. Consumables include mill rolls, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2008 the Company held auction rate securities classified as long-term investments with a fair market value of $33.2 million. These auction rate securities were classified as short-term investments at December 31, 2007 with a fair market value of $94.6 million. The cost basis of the investment in these securities was approximately $102.0 million. Auctions for certain auction rate securities failed auction because sell orders have exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, or the issuer redeems the outstanding securities, or the securities mature beginning in 2025. Although it is the Company’s intention to sell these investments when liquidity returns to the market for these securities, these investments were reclassified as a non-current asset in the second quarter of 2008. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of $60.0 million and $8.9 million for the years ended December 31, 2008 and 2007, respectively. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
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
Long-lived Assets: Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset and its eventual disposition. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset’s carrying amount over the estimated fair values of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.
Asset Retirement Obligations: Asset retirement obligations represent legal obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. The costs associated with such legal obligations are accounted for under the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) and FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. The fair value of such obligations is based upon the present value of the future cash flows expected to be incurred to satisfy the obligation. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. When certain legal obligations are identified with indeterminate settlement dates, the fair value of these obligations cannot be reasonably estimated and accordingly a liability is not recognized. When a date or range of dates can reasonably be estimated for the retirement of that asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.
The Company may incur asset retirement obligations in the event of a permanent plant facility shutdown. Those facilities can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company’s practice

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 41
CONSOLIDATED FINANCIAL STATEMENTS
and current intent to maintain these facilities and continue making improvements to them based on technological advances. As a result, the Company believes that the asset retirement obligations have indeterminate settlement dates because dates or ranges of dates upon which the Company would retire these assets cannot reasonably be estimated at this time. Therefore, at December 31, 2008, the Company cannot reasonably estimate the fair value of these liabilities. The Company will recognize these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair value using established present value techniques.
Business Combinations: Assumptions and estimates are used in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the Company’s acquisitions is assigned to intangible assets that require significant judgment in determining (i) fair value, and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. Changes in the initial assumptions could lead to changes in amortization charges recorded in the financial statements.
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
Based on a combination of factors, including the current economic environment and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and the PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earning margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and the PCS reporting units was impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However a tax benefit was recorded related to the PCS reporting unit impairment charge. The Company’s availability under its Senior Secured Credit Facilities was not affected by the non-cash goodwill impairment charge.
The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy and future volatility in the stock market could continue to impact the valuation of the Company’s reporting units, which could trigger additional impairment of goodwill in future periods.

42 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets: Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable.
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
Derivatives: The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. The Company’s hedges are designated and qualify for accounting purposes as one of the following types of hedges: hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”), hedges of changes in fair value of liabilities due to the risk being hedged (“Fair Value Hedges”) or are derivatives that do not qualify for hedge accounting (“Non-qualifying”). For all hedges where hedge accounting is being applied, effectiveness testing and other procedures to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized (loss) gain on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income in Shareholder’s equity, net of tax effects. Amounts recorded to Accumulated other comprehensive (loss) income are then reclassified to Interest expense as interest on the hedged borrowings is recognized. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
The Company’s designated fair value hedges consist primarily of interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate borrowings. The Company ensured that the terms of the hedging instruments and hedged items matched and that other accounting criteria were met so that the hedges were assumed to have no ineffectiveness (i.e., the Company applied the “shortcut” method of hedge accounting).
Pensions and Postretirement Benefits: The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:
▪	The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

▪	Pension assets are recorded at fair market value.

▪	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 43
CONSOLIDATED FINANCIAL STATEMENTS
▪	The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in Accumulated other comprehensive (loss) income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

▪	A plan curtailment will result if there has been a significant reduction in the expected future service of present employees. A net curtailment loss is recognized when the event is probable and can be estimated, a net curtailment gain is deferred until realized.
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
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in Accumulated other comprehensive (loss) income.
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the reporting currency of the Company.
(Loss) Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee stock options outstanding.
Stock-Based Compensation: Stock-based compensation grants prior to January 1, 2006 were accounted for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”) for its share-based compensation plans. The compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.
The Company used the Black-Scholes model to value stock options and stock appreciation rights (“SARs”) awarded under its long-term incentive plan. The Company estimates forfeitures in determining the fair values of the stock options and SARs and the expense relating to stock-based compensation.
Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements include (i) measurement of goodwill and related impairment; (ii) the liability for litigation and regulatory matters; (iii) accounting for employee benefit plans; (iv) estimated cost to complete for percentage of completion contracts which have a direct effect on gross profit; (v) the fair value of long-term investments in the absence of quoted market values; (vi) the fair value and accounting for derivatives; (vii) allowance for doubtful accounts; (viii) inventory valuation (lower of cost or net realizable value); (ix) the fair value of stock-based compensation awards; and (x) valuation of deferred income taxes. The application of purchase accounting also requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed.

44 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. SFAS 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007, and the Company has adopted the standard for those assets and liabilities as of January 1, 2008. The adoption of SFAS 157 did not materially impact the Company’s balance sheet, statement of earnings, or cash flow. The Company is now required to provide additional disclosures as a part of its consolidated financial statements.
In February 2008, the FASB issued Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157". This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated balance sheets and statements of earnings.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008, the effective date of the standard.
RECENT ACCOUNTING PRONOUNCEMENTS
The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has announced its decision to require all publically accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the Securities and Exchange Commission (“SEC”), such as the Company, to file, with Canadian securities regulators, financial statements prepared in accordance with GAAP. The Company is currently contemplating transitioning its basis of accounting and reporting to IFRS during 2009.
In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R replaces FASB Statement No. 141, “Business Combinations,” (“SFAS 141”). SFAS 141R establishes the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements for business combinations. SFAS 141R applies to business combinations for which the acquisition date is on or after December 15, 2008. The Company is evaluating the potential impact on its consolidated financial statements.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting for minority interests, now termed “non-controlling interests”.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 45
CONSOLIDATED FINANCIAL STATEMENTS
SFAS 160 requires non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements when it becomes effective, however it will affect the accounting and disclosure for non-controlling interests from that date forward.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statement footnote disclosures.
In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets", (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS 162 is effective November 15, 2008. Adoption of this statement is not expected to have a material impact on the Company’s consolidated financial statements.
In October 2008, the FASB issued FSP FAS 157-3 “Determining Fair Value of a Financial Asset in a Market That Is Not Active” (“FSP FAS 157-3”). FSP FAS 157-3 clarified the application of SFAS No. 157 in an inactive market. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The implementation of this standard did not have a material impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets” (“FSP FAS 132(R)-1”). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” (“SFAS 132(R)”), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company is evaluating the potential impact on its consolidated financial statement upon adoption of FSP FAS 132(R)-1.
NOTE 3 – ACQUISITIONS
During the year ended December 31, 2008, the Company acquired the following businesses:
▪	On April 1, 2008, PCS, a majority owned and consolidated joint venture of the Company, acquired substantially all of the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in fabrication and installation of structural steel and reinforcing steel products. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California, Utah and New Mexico.

▪	On April 1, 2008, concurrent with the acquisition of CSI, the Company increased its equity participation in PCS to approximately 84%.

▪	On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co. (“Hearon”), a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.

46 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
▪	On October 27, 2008, the Company acquired all of the outstanding shares of Metro Recycling (“Metro”), a scrap processor headquartered in Guelph, Ontario. Metro Recycling is a recycler with three locations, two in Guelph and the other in Mississauga.

▪	On October 31, 2008, the Company acquired the operating assets of Sand Springs Metal Processors (“SSMP”), a scrap processor located in Sand Springs, Oklahoma.
     The Company recorded goodwill related to these acquisitions due to the following factors:
▪	these acquisitions provided the Company with an expanded geographic presence in the western United States,

▪	the CSI acquisition provided an increased presence in the specialized fabricated rebar installation market,

▪	the recycling operation acquisitions provide the Company with an increased percentage of captive scrap for its mill operations, and

▪	the Company believes that it will be able to successfully integrate the business operations and realize synergies associated with the acquisition.
The total purchase price for the acquisitions in 2008 of $286.0 million was allocated to the acquired assets and assumed liabilities based on estimates of their respective fair values. The Company recorded total tangible assets of $157.7 million, goodwill of $177.1 million, intangibles of $20.2 million, liabilities of $96.7 million, and reduced minority interest by $27.7 million.
Goodwill of $37.7 million for the Metro and SSMP acquisitions was allocated to the steel mills segment. Goodwill of $139.4 million from the remaining acquisitions noted above was allocated to the downstream products segment. Purchased goodwill of $153.2 million is expected to be deductible for tax purposes.
The purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Weighted-Average
	Fair Value	Useful Life

Customers relationships	$4,084	13 years
Order backlog	12,917	1.7 years
Trade name	1,655	5 years
Non-compete agreements	1,513	3.2 years

	$20,169

In accordance with SFAS 141 the acquisitions of CSI, Hearon, Metro, SSMP, and the increased ownership of PCS, were immaterial individually and in the aggregate and do not require further disclosure.
During the year ended December 31, 2007, the Company acquired the following businesses:
▪	As part of its growth strategy, PCS completed two acquisitions:
▪	On June 17, 2007, the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business.

▪	On August 27, 2007, the acquisition of the assets of D&R Steel, LLC (“D&R”), a reinforcing steel contractor in Glendale, Arizona.
▪	On September 14, 2007, the Company purchased the assets of Re-Bars Inc. (“Re-bars”), an independent fabricator of concrete reinforcing steel servicing Savannah, Georgia and the surrounding areas.

▪	On September 14, 2007, the Company completed its acquisition of Chaparral Steel Company (“Chaparral”), a leading producer of structural steel products in North America and also a major producer of steel bar products. Chaparral

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 47
CONSOLIDATED FINANCIAL STATEMENTS
operates two mini-mills, one located in Midlothian, Texas, and the other located in Petersburg, Virginia. The purchase price for the shares of Chaparral was $4.2 billion in cash, plus the assumption of certain liabilities of the acquired company.

▪	On October 1, 2007, the Company acquired all of the shares of Enco Materials Inc. (“Enco”), a leader in the commercial materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities located in Arkansas, Tennessee, and Georgia.
In connection with these acquisitions, the Company recognized a significant amount of goodwill due to the following factors:
▪	the rapid consolidation that has taken place in the global steel industry has resulted in acquisition valuations increasing dramatically,

▪	an increased presence in the specialized fabricated rebar installation market,

▪	an expanded geographic presence further west in the United States,

▪	existing installed production capacity and labor force of the operations,

▪	an increased presence in the strong structural steel market — Chaparral’s acquisition increased the product mix to add large structural products and pilings to the existing products offerings, and

▪	the Company believes that it will be able to successfully integrate the business operations and realize synergies associated with the acquisition.
During the year ended December 31, 2008, the Company completed the purchase price allocation of VPI, D&R, Re-bars and Enco. The total purchase price of $63.3 million for these acquisitions in 2007 was allocated to tangible assets of $42.1 million, goodwill of $26.7 million, intangibles of $9.8 million and liabilities of $15.3 million. The goodwill has been allocated to the downstream products segment. Purchased goodwill of $6.8 million is expected to be deductible for tax purposes.
The purchase price allocation to the identifiable intangible assets is as follows ($000s):

		Weighted-Average
	Fair Value	Useful Life

Customers relationships	$4,492	11.2 years
Order backlog	529	1.2 years
Non-compete agreements	4,773	4.1 years

	$9,794

In accordance with SFAS 141 the acquisitions of VPI, D&R, Re-bars and Enco were immaterial individually and in the aggregate and do not require further disclosure.
During the year ended December 31, 2008, the Company completed the purchase price allocation of Chaparral, resulting in a net increase of goodwill of $2.7 million. The following table summarizes the fair value of assets acquired and liabilities assumed for Chaparral at the date of the acquisition, September 14, 2007 ($000s):

Current assets	$1,069,386
Property, plant and equipment	693,776
Intangible assets	605,671
Other long-term assets	11,519
Current liabilities	(683,472)
Long-term liabilities	(408,502)

Net fair market value	1,288,378

Goodwill	2,775,880

Total consideration allocated	$4,064,258

48 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
The purchase price allocation to the identifiable intangible assets, at the date of the acquisition, is as follows ($000s):

		Remaining
		Useful Life
Customer relationships	$561,000	15 years
Patented technology	29,000	5 years
Internally developed software	1,000	2 years
Order backlog	14,671	1.5 months

	$605,671

The $2.8 billion of goodwill has been allocated to the steel mills segment. The purchased intangibles and goodwill are not deductible for tax purposes. However, purchase accounting requires the establishment of deferred tax liabilities on the fair value increments related to intangible assets that will be recognized as a tax benefit in future periods as the assets are amortized.
The following unaudited pro forma consolidated results of operations assume the acquisition of Chaparral was completed at the beginning of the period. Pro forma data may not be indicative of the results that would have been obtained had the acquisition actually occurred at the beginning of the period presented, or of results which may occur in the future, ($000s):

Year Ended
December 31, 2007
Net Sales	$7,109,751
Net Income	620,929

EARNINGS PER COMMON SHARE — BASIC	$1.92

EARNINGS PER COMMON SHARE — DILUTED	$1.91

The unaudited pro forma information presented above reflects the results of operations for the year ended December 31, 2007 as though the acquisition had been completed at the beginning of the period. The fair value adjustment to inventory ($22 million net of tax) has been recorded as a reduction of net income.
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
NOTE 4 — INVENTORIES
Inventories consist of the following ($000s):

	Year Ended December 31,
	2008	2007

Ferrous and non-ferrous scrap	$193,577	$170,606
Raw materials (excluding scrap) and operating supplies	423,402	350,877
Work-in-process	225,767	186,005
Finished goods	425,022	495,619

	$1,267,768	$1,203,107

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 49
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5 — PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consist of the following ($000s):

	Year Ended December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301

	$2,709,208	$(900,730)	$1,808,478

	Year Ended December 31, 2007
		Accumulated	Net
	Cost	Depreciation	Book Value

Land and improvements	$162,476	$(9,529)	$152,947
Buildings and improvements	370,722	(54,667)	316,055
Machinery and equipment	1,995,013	(702,570)	1,292,443
Construction in progress	141,646	—	141,646
Property, plant and equipment held for sale	5,526	—	5,526

	$2,675,383	$(766,766)	$1,908,617

Capitalized interest costs for property, plant and equipment construction expenditures were approximately $3.9 million and $11.9 million for the years ended December 31, 2008 and 2007, respectively. The Company had open accounts payables and accruals at December 31, 2008 and 2007 of $6.7 million and $2.9 million, respectively, related to the purchases of property, plant and equipment.
NOTE 6 — GOODWILL AND INTANGIBLES
The change in the carrying amount of goodwill for the year ended December 31, 2008 is as follows ($000s):

Balance as of December 31, 2006	$252,599

Goodwill acquired during the period	2,800,231
Impairment of goodwill	(1,924)

Balance as of December 31, 2007	$3,050,906

Impairment of goodwill	(1,278,000)
Goodwill acquired during the period	174,715
Net adjustment of goodwill	4,390

Balance as of December 31, 2008	$1,952,011

During the fourth quarter of 2008, the Company recorded a non-cash goodwill impairment charge of $1.3 billion representing the impairment charge discussed in Note 2.
During the year ended December 31, 2008, the Company revised the purchase price allocation of Chaparral, Enco and CSI as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net adjustment of goodwill of $4.4 million.
During December 2007, the Company decided to sell the assets of the Atlas Steel downstream location and as a result, the Company recorded a $3.2 million charge to other operating expenses, consisting of charges to write-off certain inventory items of $1.3 million and goodwill of $1.9 million associated with this facility and allocated to the downstream segment.

50 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets are comprised of the following ($000s):

	Year Ended December 31,
	2008		2007
	Gross	Accumulated	Gross	Accumulated
	Amount	Amortization	Amount	Amortization

Customer relationships	$572,380	$(94,826)	$568,297	$(7,459)
Patented technology	29,220	(7,555)	29,220	(1,742)
Internally developed software	1,000	(1,000)	1,000	(500)
Order backlog	29,271	(21,862)	16,354	(15,333)
Trade name	5,505	(1,917)	3,850	(898)
Non-compete agreements	8,145	(2,625)	6,633	(894)

	$645,521	$(129,785)	$625,354	$(26,826)

For the years ended December 31, 2008 and 2007, the Company recorded amortization expense related to its intangible assets of $103.0 million and $26.2 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to December 31, 2008 is as follows ($000s):

	2009	2010	2011	2012	2013

Customer relationships	$49,294	$50,656	$49,975	$47,250	$43,162
Patented technology	5,813	5,813	5,813	4,091	13
Order backlog	7,405	4	—	—	—
Trade name	1,101	1,101	973	331	83
Non-compete agreements	2,004	2,004	1,269	218	26

	$65,617	$59,578	$58,030	$51,890	$43,284

NOTE 7 — INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s interests in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of earnings has been included in the Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. The results exclude the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increases the income earned by joint ventures recorded by the Company ($000s):

	Year Ended December 31,
	2008	2007

Balance Sheet
Current assets	$199,150	$228,802
Property, plant and equipment, net	166,226	190,442
Current liabilities	40,156	78,738
Long-term debt	4,194	4,532

Statement of Earnings
Sales	$1,258,610	$957,106
Operating income	80,729	96,506
Income before income taxes	79,199	96,188
Net income	76,788	93,902

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 51
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8 — LONG-TERM DEBT
On September 14, 2007, the Company entered into a $1.15 billion Bridge Loan Facility and a $2.75 billion Term Loan Facility to finance its acquisition of Chaparral. On November 7, 2007, the Company completed an equity offering of 126.5 million common shares. A portion of the proceeds from the equity offering of $1.5 billion, net of approximately $23.0 million of underwriting and other professional fees associated with the offering, was used to repay the Bridge Loan Facility in full and $150.0 million of the Term Loan Facility during 2007.
The Term Loan Facility has tranches maturing between 5 and 6 years from the closing date and bearing interest at LIBOR plus between 1.00% and 1.25%. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers. The Term Loan Facility includes financial covenants requiring Gerdau S.A. and its subsidiaries on a consolidated basis to satisfy maximum total debt to EBITDA and minimum EBITDA to interest expense tests, and the value of Gerdau S.A.’s and certain of its subsidiaries’ receivables under certain off-take supply contracts to at all times exceed the principal amount of the outstanding term loans. The Term Loan Facility is unsecured but provides for a springing lien in the off-take supply contracts. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time without penalty or premium. The Company is in compliance with the terms of the Term Loan Facility at December 31, 2008.
On June 27, 2003, the Company refinanced its debt by issuing $405.0 million aggregate principal 10 3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. The Company amortizes the bond discount using the straight line method, which is not materially different from the effective interest method. The Company can call these Senior Notes at any time at a redemption price ranging from 105 3/8% to 100%, depending on when the call is made. As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated. The Company amortizes this final fair value using the straight line method which approximates the effective yield method.
On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under that facility. However, the $15.4 million loan that the Company had previously taken under the terms of that facility remains outstanding. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in 10 equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. At both December 31, 2008 and 2007, the loan amount outstanding was $15.4 million.
In 2005 the Company amended the Senior Secured Credit Facility, which provided commitments of up to $650.0 million and expires on October 31, 2010. In June 2008, the Company utilized the accordion feature of the Senior Secured Credit Facility to increase the commitments from $650.0 million to $950.0 million. The Company is in compliance with the terms of the facility at December 31, 2008. The borrowings under the Senior Secured Credit Facility are secured by the Company’s inventory and accounts receivable. At both December 31, 2008 and 2007, there was nothing drawn against this facility. Based upon available collateral under the terms of the agreement, at December 31, 2008 and 2007, approximately $759.6 million and $583.0 million, respectively, were available under the Senior Secured Credit Facility, net of $74.9 million and $67.0 million, respectively, of outstanding letters of credit.
The Company had $50.4 million and $54.6 million of industrial revenue bonds outstanding at December 31, 2008 and 2007, respectively. In April 2008, the Company repaid a $4.2 million industrial revenue bond. Approximately $23.8 million of the bonds were issued by Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, in prior years to construct facilities in Jackson, Tennessee. The interest on the Jackson, Tennessee bonds resets weekly with $3.8 million maturing on September 1, 2014 and $20.0 million on October 1, 2017. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002. The interest on this industrial revenue bond resets weekly. The Cartersville bond will be repaid with four annual payments of $300,000 starting December 1, 2009 followed by six annual payments of $400,000 starting December 1, 2013. The Jackson, Tennessee and Cartersville, Georgia bonds are secured by letters of credit issued under the Senior Secured Credit Facility. On May 3, 2007, Gerdau Ameristeel US Inc. entered into a new industrial revenue bond for the Jacksonville, Florida facility. The industrial revenue bond is for $23.0 million and matures on May 1, 2037. The interest rate on this bond is 5.3% payable semi-annually. This bond is guaranteed by the Company.
On September 18, 2007, the Company redeemed the Senior Notes that were acquired as part of the Chaparral acquisition for approximately $341.8 million.

52 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Debt includes the following ($000s):

	Year Ended December 31,
	2008	2007

Term Loan Facility, bearing interest of LIBOR plus 1.00% to 1.25%, due September 2012	$1,600,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.25%, due September 2013	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (1)	403,976	400,819
Industrial Revenue Bonds, bearing interest of 1.14% to 5.30%, due through May 2037	50,400	54,600
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	15,399	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	112	202

	3,069,887	3,071,020

Less current portion	(1,893)	(15,589)

	$3,067,994	$3,055,431

(1) As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.
The fair value of the Company’s debt was $2.6 billion and $3.1 billion as of December 31, 2008 and 2007, respectively. Fair values of the fixed rate debt were estimated based on quoted market prices. Fair value of the floating rate debt was determined by the present value of future payments based on interest rate conditions at December 31, 2008. At December 31, 2007, the carrying amount of the Company’s floating rate debt approximated fair value because the interest rates adjust periodically to the current market rates. The maturities of borrowings for the years subsequent to December 31, 2008, are as follows ($000s):

Amount
2009	$1,893
2010	3,420
2011	1,132,374
2012	1,378,380
2013	503,480
2014	5,740
Thereafter	44,600

$3,069,887
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
NOTE 9 — RELATED PARTY TRANSACTIONS
From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. The Company also records rent expense related to leases between PCS and entities controlled by management of PCS. These transactions do not represent a significant percentage of the Company’s total purchases, total sales or total lease transactions and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 53
CONSOLIDATED FINANCIAL STATEMENTS
The related party transactions consist of the following ($000s):

	Year Ended December 31,
	2008	2007

Purchases from affiliated companies	$94,339	$101,690
Sales to affiliated companies	96,013	4,842
Leases between Pacific Coast Steel (“PCS”) and entities controlled by management of PCS	2,746	1,201
NOTE 10 — INCOME TAXES
The income tax expense is comprised of ($000s):

	Year Ended December 31,
	2008	2007

Current	$322,999	$214,874
Deferred	(35,559)	20,988

	$287,440	$235,862

Current income taxes:
Canada	$8,799	$1,863
U.S.	314,047	213,334
Other	153	(323)

	$322,999	$214,874

Deferred income taxes:
Canada	$14,640	$5,043
U.S.	(50,199)	15,945

	$(35,559)	$20,988

Total provision for income taxes	$287,440	$235,862

The income tax expense differs from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Year Ended December 31,
	2008	2007

Tax provision at Canadian statutory rates (31.5% and 34.1% for 2008 and 2007, respectively)	$(94,490)	$263,998

Increased (decreased) by the tax effect of:
Non deductibility of impairment of goodwill	376,223	—
Tax exempt income	(42,074)	(36,704)
Effect of different rates in foreign jurisdictions	44,925	29,692
Deduction related to domestic production activities	(16,027)	(11,707)
Change in enacted tax rates	(2,619)	2,450
Change in valuation allowance	23,940	(1,691)
Other, net	(2,438)	(10,176)

Income Tax Expense	$287,440	$235,862

54 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
The components of the deferred tax assets and liabilities consist of the following ($000s):

	Year Ended December 31,
	2008	2007

Canada
Non-current deferred tax assets
Operating loss carryforwards	$8,127	$23,404
Pension and retirement accruals	16,347	21,405
Long-term liabilities not currently deductible	2,609	4,959
Other	393	505

Total non-current deferred tax assets	$27,476	$50,273

Non-current deferred tax liabilities
Property, plant and equipment	$32,867	$37,840

Total non-current deferred tax liabilities	$32,867	$37,840

Net non-current deferred tax (liabilities) assets	$(5,391)	$12,433

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$31,414	$21,779

Net current deferred tax assets	$31,414	$21,779

Non-current deferred tax assets
Operating loss carryforwards	$20,439	$32,967
State tax credits and unrealized capital loss carryforward	62,044	38,464
Pension and retirement accruals	81,280	54,844
Long-term liabilities not currently deductible	35,012	14,977
Other	16,099	—
	214,874	141,252
Less: Valuation allowance	(34,897)	(4,195)

Total non-current deferred tax assets	$179,977	$137,057

Non-current deferred tax liabilities
Property, plant and equipment, and intangibles	$498,440	$554,170
Other	—	16,709

Total non-current deferred tax liabilities	$498,440	$570,879

Net non-current deferred tax liabilities	$318,463	$433,822

Total gross deferred tax assets	$238,867	$209,109

Total gross deferred tax liabilities	$531,307	$608,719

As of December 31, 2008, the Company had a combined non-capital loss carryforward of approximately $30.0 million for Canadian tax purposes that expire on various dates between 2014 and 2028. The Company also had a net operating loss (“NOL”) carryforward of approximately $39.5 million for U.S. federal income tax purposes and $286.8 million for state income tax purposes that expire on various dates between 2010 and 2022.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (“IRC”) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded for those NOLs.
The Company recorded a valuation allowance of $30.7 million in 2008 and released a valuation allowance of $1.7 million in 2007. During 2008, the Company recorded a pre-tax other-than-temporary impairment of approximately $60.0 million related to the auction rate securities discussed in Note 2. As a result, a valuation allowance of $23.4 million was recorded against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized. In 2008, the

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 55
CONSOLIDATED FINANCIAL STATEMENTS
Company obtained additional information regarding the utilization of its deferred tax asset of $33.3 million relating to state tax credits obtained in the Chaparral acquisition. This new information caused the Company to record a valuation allowance of $6.8 million since the Company believes this deferred tax asset is not more likely than not to be fully realized before its expiration. The state credits will expire on various dates between 2015 and 2018.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be permanently reinvested by these subsidiaries.
The Company adopted prospectively the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007.
As of December 31, 2008 and 2007, respectively, the Company had $22.8 million and $17.3 million of unrecognized tax benefits (“UTBs”). Included in this balance of unrecognized tax benefits at December 31, 2008 and 2007, respectively, are $17.0 million and $12.3 million that, if recognized, would decrease the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows ($000s):

	2008	2007

Balance as of January 1	$17,373	$20,565

Tax positions related to current year:
Gross additions	3,323	1,667
Gross reductions	(339)	—

Tax positions related to prior year:
Gross additions	1,429	1,427
Gross reductions	(372)	(8,051)
Settlements	(1,333)	—
Lapses in statute of limitations	(1,346)	(1,973)
UTBs acquired in a business combination	4,385	3,457
Changes due to translation of foreign currency	(355)	281

Balance as of December 31	$22,765	$17,373

The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective rate due to the impact of the recognition of federal and state tax benefits.
The Company’s continuing practice is to recognize interest and /or penalties related to uncertain tax positions in income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued interest and penalties of approximately $2.6 million during 2008 and in total, as of December 31, 2008, has recognized a liability of approximately $0.1 million for interest and/or penalties. During 2007, the Company accrued approximately $1.9 million of interest and penalties and did not recognize any liability for interest or penalties.
The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.
The tax years 2003 to 2008 remain open to examination in the United States and various state taxing jurisdictions. The tax years 2001 to 2008 remain open to examination by the Canadian taxing jurisdictions.

56 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11 — POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering the majority of its employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations. Many employees are also covered by defined contribution retirement plans for which Company contributions and expense amounted to approximately $16.3 million and $12.2 million for the years ended December 31, 2008 and 2007, respectively.
The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.
The following tables summarizes the changes in the benefit obligation and fair value of plan assets included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Change in Benefit Obligation
Benefit obligation at beginning of period	$662,978	$590,284	$123,156	$110,676
Acquisitions	—	25,879	—	—
Service cost	25,262	24,557	2,864	2,957
Interest cost	38,076	32,966	7,076	6,424
Plan participants’ contributions	—	—	1,238	1,659
Amendments	391	11,903	1,226	(1,218)
Curtailment	(2,095)	—	—	—
Actuarial (gain) loss	(22,484)	(48,174)	(8,676)	2,110
Benefits and administrative expenses paid	(28,637)	(24,327)	(6,272)	(6,450)
Medicare Part D subsidy	—	—	558	316
Foreign exchange (gain) loss	(56,839)	49,890	(7,713)	6,682

Benefit obligation at end of period	$616,652	$662,978	$113,457	$123,156

Change in Plan Assets
Fair value of plan assets at beginning of period	$532,047	$459,566	$—	$—
Acquisitions	—	9,372	—	—
Actual return on plan assets	(114,435)	10,520	—	—
Employer contribution	48,214	33,019	4,477	4,475
Plan participants’ contributions	—	—	1,237	1,659
Benefits and administrative expenses paid	(28,637)	(24,327)	(6,272)	(6,450)
Medicare Part D subsidy	—	—	558	316
Foreign exchange (loss) gain	(49,853)	43,897	—	—

Fair value of plan assets at end of period	$387,336	$532,047	$—	$—

Amounts Recognized in the Consolidated Balance Sheets

Other assets	$3,154	$5,826	$—	$—
Accrued salaries, wages and employee benefits	(1,720)	(1,949)	(5,152)	(5,542)
Accrued benefit obligations	(230,750)	(134,808)	(108,305)	(117,614)

Net asset/(liability) recognized, end of year	$(229,316)	$(130,931)	$(113,457)	$(123,156)

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 57
CONSOLIDATED FINANCIAL STATEMENTS
The accumulated benefit obligation for all defined benefit pension plans was $552.5 million and $605.8 million at December 31, 2008 and 2007, respectively. The unfunded status for all pension benefits plans was ($229.3) million and ($130.9) million at December 31, 2008 and 2007, respectively, and for other benefit plans was ($113.5) million and ($123.2) at December 31, 2008 and 2007, respectively.
The amounts recognized in Accumulated other comprehensive (loss) income at December 31, 2008 are as follows ($000s):

	Pension Benefits	Other Benefit Plans

Transition obligation	$1,086	$—
Prior service cost	9,464	(3,866)
Net actuarial (gain)/loss	177,176	5,707

	$187,726	$1,841

The amounts in Accumulated other comprehensive (loss) income expected to be recognized as a component of net periodic benefit in 2009 is as follows ($000s):

	Pension Benefits	Other Benefit Plans

Amortization of transition liability	$185	$—
Amortization of prior service cost	3,066	(397)
Amortization of net actuarial loss	9,759	112
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Components of net periodic benefit cost
Service cost	$25,262	$24,557	$2,864	$2,957
Interest cost	38,076	32,966	7,076	6,424
Expected return on plan assets	(39,315)	(35,675)	—	—
Amortization of transition liability	212	211	—	—
Amortization of prior service cost	4,139	4,536	(306)	(355)
Amortization of net actuarial loss	2,228	2,518	460	549

Net periodic benefit cost	$30,602	$29,113	$10,094	$9,575

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Projected benefit obligation	$602,907	$550,510	$113,457	$123,156
Accumulated benefit obligation	538,712	500,642	113,457	123,156
Fair value of plan assets	370,443	418,107	—	—

58 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
The information for pension plans with a projected benefit obligation in excess of plan assets is the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.
ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007

Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	6.25% to 7.25%	5.50% to 6.25%	6.25% to 7.25%	5.50% to 6.25%
Expected long-term return on plan assets	7.00% to 8.00%	7.00% to 8.25%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	3.50% to 4.25%	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31,
Discount rate	5.50% to 6.25%	5.00% to 6.00%	5.50% to 6.25%	5.00% to 5.75%
Expected long-term return on plan assets	7.00% to 8.25%	7.00% to 8.40%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	2.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	9.00% to 9.70%	9.50% to 10.00%
Health cost trend rate — ultimate	N/A	N/A	5.00% to 5.50%	5.00% to 5.50%
Year in which ultimate rate is reached	N/A	N/A	2014 to 2016	2013 to 2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects ($000s):

	1 Percentage Point	1 Percentage Point
	Increase	Decrease

Effect on total of service cost and interest cost	$1,328	$(1,071)
Effect on postretirement benefit obligation	14,744	(12,150)
PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	Plan Assets at December 31,
	2008	2007

Asset Category
Equity securities	60.2%	66.8%
Debt securities	35.6%	31.6%
Real estate	0.5%	0.4%
Other	3.7%	1.2%

Total	100.0%	100.0%

The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of Gerdau Ameristeel Corporation. To accomplish this objective, the fund is invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 59
CONSOLIDATED FINANCIAL STATEMENTS
The asset mix policy considers the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations range between 60% — 75% in equity securities and 40% — 25% in debt securities.
BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

		Other Benefit	Other Benefit
	Pension	Plans Before	Plans After
	Benefits	Subsity	Subsity

Projected Benefit Payments
2009	$27,915	$5,560	$5,152
2010	29,755	5,972	5,598
2011	31,661	6,455	6,045
2012	33,843	6,799	6,349
2013	36,166	7,312	6,836
2014 to 2018	223,511	42,953	40,249
CONTRIBUTIONS
The Company expects to contribute $72.7 million to its pension plans in 2009.
MULTI-EMPLOYER PENSION PLANS
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits, including multi-employer pension plans, totaled $34.2 million and $20.7 million for the years ended December 31, 2008 and 2007, respectively.
NOTE 12 – FAIR VALUE MEASUREMENTS
As of December 31, 2008, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments consist of the items as identified in Note 2. The fair values of the US government treasury bills of the short-term investments were determined based on observed prices in publicly quoted markets. Therefore, the Company utilized level 1 inputs under SFAS 157 to measure the fair market value of those. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these short-term investments.
The Company invested in auction rate security instruments, which were classified as long-term investments at December 31, 2008 and reflected at fair value. Due to events in the credit markets that occurred in 2007, auctions for all of these instruments have failed since latter part of that year. The fair values of these securities were estimated utilizing valuation models including those that are based on expected cash flow schemes and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2008. Therefore, the Company utilized level 3 inputs under SFAS 157 to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 13 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of

60 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs under SFAS 157 to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$205,817	$74,980	$130,837	$—
Long-term Investments	$33,189	$—	$—	$33,189
Derivative assets	$63,005	$—	$63,005	$—
The table below provides a summary of changes in fair value for the level 3 assets:

Short-term investments

Balance as of December 31, 2007	$94,591

Reclassification to long-term investments	(54,220)
Writedown of investments	(39,671)
Sales of short-term investments	(700)

Balance as of December 31, 2008	$—

Long-term Investments

Balance as of December 31, 2007	$—

Reclassification from short-term investments	54,220
Writedown of investments	(20,306)
Sales of long-term investments	(725)

Balance as of December 31, 2008	$33,189

NOTE 13 – FINANCIAL INSTRUMENTS
During March 2008, the Company entered into interest rate swaps, which qualify as cash flow hedges, to reduce its exposure to the variability in the floating USD LIBOR interest rates. The notional value of the interest rate swaps is $1.0 billion, the fixed interest rate of the swaps is between 3.3005% and 3.707% and they expire between March 2012 and September 2013. If added to the spread over LIBOR on tranche B of the Term Loan Facility, the interest rate on these swaps would be between 4.5505% and 4.9570%. These swaps were in a liability position at December 31, 2008 and the fair value was $63.0 million which was recorded in Other Liabilities in the Consolidated Balance Sheet. The Company reflects the changes in the fair value of the effective portion of the cash flow hedges in Accumulated other comprehensive (loss) income in the Statement of Changes in Shareholders’ Equity and any ineffectiveness in Interest expense in the Statement of Earnings. For the year ended December 31, 2008, a loss of $63.0 million was recorded in Accumulated other comprehensive (loss) income and there was no ineffectiveness recorded as Interest expense. The Company estimates that approximately $12.1 million of unrealized loss recognized in Accumulated other comprehensive (loss) income as of December 31, 2008 will be reclassified into earnings within the next 12 months.
On April 18, 2008, the Company settled its interest rate swaps which qualified as fair value hedges, that converted fixed rate debt, the 10 3/8% Senior Notes, to floating debt. These interest rate swaps had a notional value of $200 million, were recorded as other current assets, and had a fair value of $2.5 million when they were terminated on April 18, 2008. The Company reflects the ineffective portion of the fair value hedges in interest expense. For the year ended December 31, 2008, there was no ineffectiveness related to fair value hedges.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 61
CONSOLIDATED FINANCIAL STATEMENTS
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors were recorded as Other current liabilities, and had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in interest expense. For the year ended December 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $1.1 million.
NOTE 14 – SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)

December 31, 2008
Common	Unlimited	433,004,253	$2,552,323
December 31, 2007
Common	Unlimited	432,463,184	$2,547,123
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
During the year ended December 31, 2008, the Company declared and paid total cash dividends of $0.33 per common share. This resulted in dividend payments of $142.6 million to shareholders.
At December 31, the components of Accumulated other comprehensive (loss) income were as follows ($000s):

	Year Ended December 31,
	2008	2007

Cumulative foreign currency translation adjustments, net of tax	$(23,784)	$115,197
Minimum pension liability adjustments, net of tax	(117,425)	(50,901)
Unrealized gain/(loss) on qualifying cash flow hedges, net of tax	(37,427)	—

Total	$(178,636)	$64,296

(LOSS) EARNINGS PER SHARE
The following table identifies the components of basic and diluted (loss) earnings per share ($000s except share and (loss) earnings per share data):

	Year Ended December 31,
	2008	2007

Basic (loss) earnings per share:
Basic net (loss) earnings	$(587,407)	$537,869
Average shares outstanding	432,090,037	323,968,001

Basic net (loss) earnings per share	$(1.36)	$1.66

Diluted (loss) earnings per share:
Diluted net (loss) earnings	$(587,407)	$537,869

Diluted average shares outstanding:
Average shares outstanding	432,090,037	323,968,001
Dilutive effect of stock options and share units	—	1,169,510
	432,090,037	325,137,511

Diluted net (loss) earnings per share	$(1.36)	$1.65

62 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2008, options and restricted shares to purchase 1,997,571 (12,000 at December 31, 2007) common shares, were not included in the computation of diluted (loss) earnings per share as their inclusion would be anti-dilutive.
NOTE 15 – STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The long-term incentive plans are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is determined by the Human Resources Committee of the Company’s Board of Directors based on a Black-Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $14.0 million was earned by participants in 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3.0 million was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006, the Company issued 202,478 options under this plan. An award of approximately $6.6 million was earned by participants in 2006 and was granted 44% in SARs, 28% in options, and 28% in phantom stock. On March 1, 2007, the Company issued 454,497 options under this plan. An award of approximately $8.3 million was earned by participants in 2007 and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options, under this plan. An award of approximately $10.6 million was earned by participants in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, under this plan. These awards are being accrued over the vesting period.
The 2006 Stock Appreciation Rights Plan was designed to attract, retain, and motivate participating employees of the Company through awards of SARs. The SARs vest 25% on each of the first four anniversaries of the date of the award. Grants of approximately $1.2 million of SARs were made in 2007 and approximate $0.3 million in 2008 under this plan.
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

	2008	2007

Risk free interest rate	3.01%	4.51%
Expected life	6.25 years	6.25 years
Expected volatility	49.10%	50.50%
Expected dividend yield	3.08%	4.00%
The grant date fair value of stock options granted during the years ended December 31, 2008 and 2007 was $6.02 and $4.08, respectively.
During the years ended December 31, 2008 and 2007, the compensation costs recognized by the Company for all options issued were $0.9 million and $1.0 million, respectively. At December 31, 2008, the remaining unrecognized compensation cost related to all unvested options was approximately $1.7 million and the weighted-average period of time over which this cost will be recognized is 2.5 years.

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 63
       CONSOLIDATED FINANCIAL STATEMENTS
Under the amended and restated employment agreement of the Company’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that the Company will deliver 1,749,526 Common Shares plus an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares as long as the Executive is Chief Executive Officer of the Company on June 1, 2015. In addition, the Executive is entitled to an amount in cash equal to the amount by which $25 million exceeds the value, on June 1, 2015 of the 1,749,526 Common Shares, the value of dividends earned on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of January 1, 2008, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in a rabbi trust such Common Shares plus an amount of common shares equal to the amount of cash dividends payable on such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 690,535 shares have been issued to the trust.
The Company offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of the annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until their service on the board terminates. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $0.8 million and $1.3 million at December 31, 2008 and 2007, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2008, there were 389,082 and 444,912 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans.
For the years ended December 31, 2008 and 2007 the Company recorded $2.5 million and $22.7 million, respectively, of expenses to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
The following table summarizes stock options outstanding as of December 31, 2008, as well as activity during the year then ended:

	Number of	Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2007	1,287,669	$5.92
Granted	379,564	15.86
Exercised	(324,847)	3.67
Forfeited	(23,350)	11.57
Expired	(12,000)	21.89

Outstanding at December 31, 2008 (a)	1,307,036	$9.13

Options exercisable	583,464	$3.96

(a)	At December 31, 2008, the weighted-average remaining contractual life of options outstanding and exercisable was 6.4 years and 1.6 years, respectively.
At December 31, 2008 and 2007, the aggregate intrinsic value of options outstanding was $1.8 million and $10.8 million, respectively. At December 31, 2008 and 2007, the aggregate intrinsic value of options exercisable was $1.8 million and $8.9 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
At December 31, 2008, 583,464 stock options were fully vested. An additional 723,572 stock options have been granted in prior years and are expected to vest over the next 4 years. The rate of forfeiture experienced by the Company has not been significant.

64 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the years ended December 31, 2008 and 2007 are provided in the following table ($000s):

	2008	2007

Proceeds from stock options exercised	$1,195	$1,258
Tax benefit related to stock options exercised	1,200	1,159
Intrinsic value of stock options exercised	777	3,765

Total fair value of shares vested	3,536	10,648

The following table summarizes information about options outstanding at December 31, 2008:

		Weighted-Average	Weighted-
Exercise Price	Number	Remaining	Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable

$1.38 to $2.96	444,912	2.3	$1.92	444,912
$9.50 to $10.90	486,061	7.9	10.53	138,552
$15.86	376,063	9.2	15.86	—

	1,307,036			583,464

NOTE 16 – CONTINGENCIES AND COMMITMENTS
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
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs to be approximately $18.8 million and $15.5 million as of December 31, 2008 and 2007, respectively. Of the $18.8 million of costs recorded as a liability at December 31, 2008, the Company expects to pay approximately $7.6 million during the year ended December 31, 2009.
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
In April 2001, the Company was notified by the Environmental Protection Agency (“EPA”), of an investigation that identified the Company as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, last operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) with the Company named as a defendant and seeking damages of $16.6 million. CERCLA imposes joint and several strict liability in connection with environmental

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 65
CONSOLIDATED FINANCIAL STATEMENTS
contamination. The Company was included in this action because the Company allegedly shipped EAF dust to the Pelham site. In May 2007, the Company paid the EPA $7.25 million to settle the claim.
LEGAL AND OTHER CLAIMS
In September, 2008 the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
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
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. At December 31, 2008, future minimum payments on leases with remaining terms in excess of one year, consist of the following ($000s):

Amount
2009	$14,370
2010	12,097
2011	10,874
2012	9,707
2013	9,155
Thereafter	19,453

$75,656

Total rent expense related to operating leases was $32.7 million and $28.2 million for the years ended December 31, 2008 and 2007, respectively.
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
NOTE 17 – SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spikes operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 2. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, minority interest, long-term investments and income tax expense that may not be directly attributable to either specific segment.

66 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
Operational results for the two business segments and other financial data for the years ended December 31 are presented below ($000s):

	Year Ended December 31,
	2008	2007

Revenue from external customers:
Steel mills	$6,769,530	$4,469,105
Downstream products	1,758,950	1,337,488

Total	$8,528,480	$5,806,593

Inter-company sales:
Steel mills	$937,883	$695,261
Downstream products	—	—
Corp/eliminations/other	(937,883)	(695,261)

Total	$—	$—

Total sales:
Steel mills	$7,707,413	$5,164,366
Downstream products	1,758,950	1,337,488
Corp/eliminations/other	(937,883)	(695,261)

Total	$8,528,480	$5,806,593

Operating (loss) income:
Steel mills	$(45,661)	$743,793
Downstream products	(31,918)	109,483
Corp/eliminations/other	(55,509)	(35,943)

Total	$(133,088)	$817,333

Depreciation expense:
Steel mills	$192,184	$119,118
Downstream products	17,053	10,951
Corp/eliminations/other	10,430	13,215

Total	$219,667	$143,284

Amortization expense:
Steel mills	$93,092	$24,269
Downstream products	9,867	1,882
Corp/eliminations/other	—	—

Total	$102,959	$26,151

Impairment of goodwill:
Steel mills	$1,194,360	$—
Downstream products	83,640	—
Corp/eliminations/other	—	—

Total	$1,278,000	$—

Segment assets:
Steel mills	$5,373,934	$6,836,426
Downstream products	880,364	610,141
Corp/eliminations/other	1,015,757	981,953

Total	$7,270,055	$8,428,520

Segment goodwill:
Steel mills	$1,773,711	$2,927,780
Downstream products	178,300	123,126
Corp/eliminations/other	—	—

Total	$1,952,011	$3,050,906

Segment Intangibles:
Steel mills	$489,667	$582,515
Downstream products	26,069	16,013
Corp/eliminations/other	—	—

Total	$515,736	$598,528

Capital expenditures:
Steel mills	$139,569	$150,732
Downstream products	18,787	14,203
Corp/eliminations/other	9,761	8,851

Total	$168,117	$173,786

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 67
CONSOLIDATED FINANCIAL STATEMENTS
Geographic data is as follows ($000s):

	United States	Canada	Total

December 31, 2008
Revenue from external customers	$7,300,256	$1,228,224	$8,528,480
Property, plant and equipment	1,533,064	275,414	1,808,478

December 31, 2007
Revenue from external customers	$4,798,656	$1,007,937	$5,806,593
Property, plant and equipment	1,557,579	351,038	1,908,617
NOTE 18 – FINANCIAL INFORMATION RELATED TO SUBSIDIARY GUARANTORS
Consolidating financial information related to the Company and its Subsidiary Guarantors and non-Guarantors as of December 31, 2008 and December 31, 2007 is disclosed to comply with the reporting requirements of the Company’s Subsidiary Guarantors and exchange commissions. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company which have joint and severally guaranteed the Company’s 10 3/8% Senior Notes due 2011 issued by GUSAP Partners, which is also a wholly-owned subsidiary of the Company. The non-Guarantors are subsidiaries of the Company, and non wholly-owned subsidiaries, like PCS, which have not fully and unconditionally guaranteed the Company’s 10 3/8% Senior Notes due 2011. Consolidating financial information follows:

68 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2008
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

ASSETS
Current Assets
Cash and cash equivalents	$3,991	$130,955	$346,171	$1,418	$—	$482,535
Short-term investments	—	10,991	194,826	—	—	205,817
Accounts receivable, net	—	67,122	414,820	195,627	—	677,569
Intercompany accounts receivable	—	3,178	37,105	—	(40,283)	—
Inventories	—	190,878	1,031,407	45,483	—	1,267,768
Deferred tax assets	—	—	31,414	—	—	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	—	—	—	14,771	—	14,771
Income taxes receivable	—	—	28,455	—	—	28,455
Other current assets	—	4,479	15,002	3,455	—	22,936

Total Current Assets	3,991	407,603	2,099,200	260,754	(40,283)	2,731,265

Investments in Subsidiaries	466,017	2,321,560	273,451	—	(3,061,028)	—
Investments in 50% Owned Joint Ventures	—	11,052	150,849	—	—	161,901
Long-term Investments	—	—	33,189	—	—	33,189
Property, Plant and Equipment, net	—	266,710	1,521,036	20,732	—	1,808,478
Goodwill	—	—	1,865,091	86,920	—	1,952,011
Intangibles	—	—	506,484	9,252	—	515,736
Deferred Financing Costs	5,154	207	29,809	—	—	35,170
Other Assets	—	7,324	14,263	10,718	—	32,305

TOTAL ASSETS	$475,162	$3,014,456	$6,493,372	$388,376	$(3,101,311)	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$—	$25,520	$139,840	$17,337	$—	$182,697
Intercompany accounts payable	1,817	—	—	1,000	(2,817)	—
Accrued salaries, wages and employee benefits	—	18,137	115,754	14,353	—	148,244
Accrued interest	19,259	36	35,185	—	—	54,480
Income taxes payable	—	—	2,983	—	—	2,983
Accrued sales, use and property taxes	—	975	11,934	993	—	13,902
Current portion of long-term environmental reserve	—	—	7,599	—	—	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—	—	45,687	—	45,687
Other current liabilities	—	2,397	18,028	507	—	20,932
Current portion of long-term borrowings	—	—	1,893	—	—	1,893

Total Current Liabilities	21,076	47,065	333,216	79,877	(2,817)	478,417

Long-term Borrowings, Less Current Portion	401,999	—	2,665,995	—	—	3,067,994
Related Party Borrowings	—	—	—	38,300	(38,300)	—
Accrued Benefit Obligations	—	63,698	275,357	—	—	339,055
Long-term Environmental Reserve, Less Current Portion	—	—	11,151	—	—	11,151
Other Liabilities	—	2,993	112,265	—	834	116,092
Deferred Tax Liabilities	—	3,826	320,028	—	—	323,854
Minority Interest	—	—	—	36,618	—	36,618

TOTAL LIABILITIES	423,075	117,582	3,718,012	154,795	(40,283)	4,373,181

TOTAL SHAREHOLDERS’ EQUITY	52,087	2,896,874	2,775,360	233,581	(3,061,028)	2,896,874

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$475,162	$3,014,456	$6,493,372	$388,376	$(3,101,311)	$7,270,055

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 69
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

70 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
        CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2008
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$1,087,418	$6,903,936	$537,126	$—	$8,528,480

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	902,847	5,455,318	441,262	—	6,799,427
Selling and administrative	—	40,632	174,678	37,912	—	253,222
Depreciation	—	34,431	179,301	5,935	—	219,667
Amortization of intangibles	—	—	97,955	5,004	—	102,959
Impairment of goodwill	—	—	1,278,000	—	—	1,278,000
Other operating expense (income), net	—	3,318	7,800	(2,825)	—	8,293
	—	981,228	7,193,052	487,288	—	8,661,568

INCOME (LOSS) FROM OPERATIONS	—	106,190	(289,116)	49,838	—	(133,088)

EARNINGS FROM 50% OWNED JOINT VENTURES	—	1,680	43,325	—	—	45,005

INCOME (LOSS) BEFORE OTHER EXPENSES AND INCOME TAXES	—	107,870	(245,791)	49,838	—	(88,083)

OTHER EXPENSES
Interest expense	43,199	596	121,812	—	—	165,607
Interest income	(32)	(2,801)	(11,087)	(1,001)	—	(14,921)
Intercompany interest	—	(2,389)	28,092	2,033	(27,736)	—
Foreign exchange (gain) loss, net	—	(29,437)	7,828	(73)	—	(21,682)
Amortization of deferred financing costs	2,028	130	8,788	5	—	10,951
Writedown of investments	—	—	59,977	—	—	59,977
Minority interest	—	—	—	11,952	—	11,952
Other income	—	(27,736)	—	—	27,736	—
	45,195	(61,637)	215,410	12,916	—	211,884

(LOSS) INCOME BEFORE INCOME TAXES	(45,195)	169,507	(461,201)	36,922	—	(299,967)

INCOME TAX EXPENSE	437	19,065	267,617	321	—	287,440

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(45,632)	150,442	(728,818)	36,601	—	(587,407)

EQUITY EARNINGS (LOSS) OF SUBSIDIARIES	46,443	(737,849)	37,750	—	653,656	—

NET INCOME (LOSS)	$811	$(587,407)	$(691,068)	$36,601	$653,656	$(587,407)

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 71
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF EARNINGS
YEAR ENDED DECEMBER 31, 2007
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

NET SALES	$—	$745,860	$4,734,163	$326,570	$—	$5,806,593

OPERATING EXPENSES

Cost of sales (exclusive of depreciation and amortization)	—	653,101	3,718,023	252,256	—	4,623,380
Selling and administrative	—	20,346	160,320	17,366	—	198,032
Depreciation	—	24,962	115,808	2,514	—	143,284
Amortization of intangibles	—	—	24,761	1,390	—	26,151
Other operating expense (income), net	—	109	(449)	(1,247)	—	(1,587)
	—	698,518	4,018,463	272,279	—	4,989,260
INCOME FROM OPERATIONS	—	47,342	715,700	54,291	—	817,333

EARNINGS FROM 50% OWNED JOINT VENTURES	—	—	54,079	—	—	54,079

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	—	47,342	769,779	54,291	—	871,412

OTHER EXPENSES
Interest expense	43,200	2,002	61,435	1,101	—	107,738
Interest income	(112)	(1,999)	(15,806)	(60)	—	(17,977)
Intercompany interest	—	—	4,902	—	(4,902)	—
Foreign exchange (gain) loss, net	—	(28,472)	(4,896)	47	—	(33,321)
Writedown of investments	—	—	8,879	—	—	8,879
Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282
Minority interest	—	—	—	23,080	—	23,080
Other income	(3,521)	—	—	—	3,521	—
	41,595	(28,340)	61,634	24,173	(1,381)	97,681

(LOSS) INCOME BEFORE INCOME TAXES	(41,595)	75,682	708,145	30,118	1,381	773,731

INCOME TAX EXPENSE	824	12,321	222,999	(282)	—	235,862

(LOSS) INCOME BEFORE EQUITY EARNINGS OF SUBSIDIARIES	(42,419)	63,361	485,146	30,400	1,381	537,869

EQUITY EARNINGS OF SUBSIDIARIES	50,628	474,508	36,788	—	(561,924)	—

NET INCOME	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869

72 • GERDAU AMERISTEEL 2008 ANNUAL REPORT
       CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008
(US$ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES
Net income (loss)	$811	$(587,407)	$(691,068)	$36,601	$653,656	$(587,407)
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Minority interest	—	—	—	11,952	—	11,952
Depreciation	—	34,431	179,301	5,935	—	219,667
Impairment of goodwill	—	—	1,278,000	—	—	1,278,000
Amortization of intangibles	—	—	97,955	5,004	—	102,959
Amortization of deferred financing costs	2,028	130	8,788	5	—	10,951
Deferred income taxes	—	11,808	(47,367)	—	—	(35,559)
(Gain) loss on disposition of property, plant and equipment	—	(96)	3,174	244	—	3,322
Income from 50% owned joint ventures	—	(1,680)	(43,325)	—	—	(45,005)
Distributions from 50% owned joint ventures	—	1,000	40,829	—	—	41,829
Cash dividends received	46,420	27,763	3,746	—	(77,929)	—
Facility closure expenses	—	4,374	3,433	—	—	7,807
Equity earnings of subsidiaries	(46,443)	737,849	(37,750)	—	(653,656)	—
Compensation cost from share-based awards	—	(1,393)	3,857	—	—	2,464
Realized loss on writedown of investments	—	—	59,977	—	—	59,977
Excess tax benefits from share-based payment arrangements	—	—	(1,200)	—	—	(1,200)
Writedown of inventory	—	1,214	46,259	643	—	48,116

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	21,055	92,448	(11,562)	—	101,941
Inventories	—	(2,558)	(126,287)	(18,699)	—	(147,544)
Other assets	—	54	9,627	1,339	—	11,020
Liabilities	1,154	(35,518)	(256,444)	(24,490)	—	(315,298)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,970	211,026	623,953	6,972	(77,929)	767,992

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(18,851)	(144,484)	(4,782)	—	(168,117)
Proceeds from disposition of property, plant and equipment	—	—	2,883	378	—	3,261
Acquisitions	—	(34,491)	(116,569)	(136,500)	—	(287,560)
Opening cash from acquisitions	—	—	2,249	—	—	2,249
Disbursements of related party borrowings	—	—	(20,300)	—	20,300	—
Asset transfer	—	(21)	(121,479)	121,500	—	—
Purchases of investments	—	(12,690)	(194,826)	—	—	(207,516)
Proceeds from sales of investments	—	—	1,425	—	—	1,425

NET CASH USED IN INVESTING ACTIVITIES	—	(66,053)	(591,101)	(19,404)	20,300	(656,258)

FINANCING ACTIVITIES
Proceeds from issuance of new debt	—	—	1,076	—	—	1,076
Proceeds from related party borrowings	—	—	—	20,300	(20,300)	—
Payments on term borrowings	—	(171)	(4,223)	—	—	(4,394)
Payments of deferred financing costs	—	—	(1,635)	—	—	(1,635)
Cash dividends	—	(142,602)	(74,183)	(3,746)	77,929	(142,602)
Distributions to subsidiary’s minority shareholder	—	—	—	(3,065)	—	(3,065)
Proceeds from exercise of employee stock options	—	1,195	—	—	—	1,195
Excess tax benefits from share-based payment arrangements	—	—	1,200	—	—	1,200

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	—	(141,578)	(77,765)	13,489	57,629	(148,225)

Effect of exchange rate changes on cash and cash equivalents	—	(28,046)	(81)	(209)	—	(28,336)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,970	(24,651)	(44,994)	848	—	(64,827)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	21	155,606	391,165	570	—	547,362

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,991	$130,955	$346,171	$1,418	$—	$482,535

GERDAU AMERISTEEL 2008 ANNUAL REPORT • 73
CONSOLIDATED FINANCIAL STATEMENTS
GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007
(US $ in thousands)

		GERDAU
		AMERISTEEL		NON-
	GUSAP	CORPORATION	GUARANTORS	GUARANTORS	ELIMINATIONS	CONSOLIDATED

OPERATING ACTIVITIES
Net income	$8,209	$537,869	$521,934	$30,400	$(560,543)	$537,869
Adjustment to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	—	23,080	—	23,080
Depreciation	—	24,962	115,808	2,514	—	143,284
Amortization of intangibles	—	—	24,761	1,390	—	26,151
Amortization of deferred financing costs	2,028	129	7,120	5	—	9,282
Deferred income taxes	—	9,594	11,394	—	—	20,988
Loss (gain) on disposition of property, plant and equipment	—	120	3,180	(5)	—	3,295
Income from 50% owned joint ventures	—	—	(54,079)	—	—	(54,079)
Distributions from 50% owned joint ventures	—	—	62,078	—	—	62,078
Cash dividends received	50,368	97,405	20,464	—	(168,237)	—
Facility closure expenses	—	—	3,178	—	—	3,178
Equity earnings of subsidiaries	(50,628)	(474,508)	(36,788)	—	561,924	—
Compensation cost from share-based awards	—	2,029	19,493	—	—	21,522
Realized loss on writedown of investments	—	—	8,879	—	—	8,879
Excess tax benefits from share-based payment arrangements	—	—	(1,159)	—	—	(1,159)

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	—	(323)	(15,537)	(14,177)	—	(30,037)
Inventories	—	(13,995)	18,040	(13,755)	—	(9,710)
Other assets	14	(5,601)	(20,415)	(935)	—	(26,937)
Liabilities	(4,855)	(100,706)	117,648	5,801	8,813	26,701

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,136	76,975	805,999	34,318	(158,043)	764,385

INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(21,039)	(148,414)	(4,333)	—	(173,786)
Proceeds from disposition of property, plant and equipment	—	—	1,266	105	—	1,371
Acquisitions	—	—	(4,342,952)	(11,783)	—	(4,354,735)
Opening cash from acquisitions	—	—	528,980	—	—	528,980
Asset transfer from non-guarantor to guarantor	—	—	9,812	382	(10,194)	—
Change in restricted cash	—	—	498	—	—	498
Investment in subsidiaries	—	(1,320,030)	—	—	1,320,030	—
Purchases of investments	—	—	(592,240)	—	—	(592,240)
Proceeds from sales of investments	—	—	612,200	—	—	612,200

NET CASH USED IN INVESTING ACTIVITIES	—	(1,341,069)	(3,930,850)	(15,629)	1,309,836	(3,977,712)

FINANCING ACTIVITIES
Proceeds from issuance of debt	—	—	4,087,410	—	—	4,087,410
Payments on term borrowing	—	(159)	(1,450,105)	—	—	(1,450,264)
Payments of deferred financing costs	—	—	(40,725)	—	—	(40,725)
Retirement of bonds	—	—	(341,759)	—	—	(341,759)
Cash dividends	(13,000)	(109,366)	(145,043)	(10,194)	168,237	(109,366)
Distributions to subsidiary’s minority shareholder	—	—	—	(8,340)	—	(8,340)
Proceeds from exercise of employee stock options	—	1,258	—	—	—	1,258
Proceeds from issuance of common stock, net	—	1,526,785	1,320,030	—	(1,320,030)	1,526,785
Excess tax benefits from share-based payment arrangements	—	—	1,159	—	—	1,159

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(13,000)	1,418,518	3,430,967	(18,534)	(1,151,793)	3,666,158

Effect of exchange rate changes on cash and cash equivalents	—	(14,843)	49	89	—	(14,705)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,864)	139,581	306,165	244	—	438,126

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,885	16,025	85,000	326	—	109,236

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$21	$155,606	$391,165	$570	$—	$547,362

ADDITIONAL DISCLOSURE
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.
(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2008, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c) Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided on page [•] in the registrant’s Management’s Discussion and Analysis is incorporated by reference herein.
(d) Attestation Report of the Registered Public Accounting Firm. The disclosure provided on page [•] of the registrant’s audited consolidated financial statements is incorporated by reference herein.
(e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2008, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR.
None.
AUDIT COMMITTEE FINANCIAL EXPERT.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

CODE OF ETHICS.
The registrant has adopted a code of ethics that applies to its senior executive officers, including its chief executive officer, chief financial officer, the controller and all of the other persons employed by the registrant or its subsidiaries who have significant responsibility for preparing or overseeing the preparation of the registrant’s financial statements and other financial data included in the registrant’s periodic reports to the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in other public communications made by the registrant (“Code of Ethics Applicable to Senior Executives”). The registrant has also adopted a code of ethics and business conduct (“Code of Ethics and Business Conduct”) that is applicable to all directors, officers and employees. You can view our Code of Ethics Applicable to Senior Executives and Code of Ethics and Business Conduct on our website at www.gerdauameristeel.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The required disclosure is included under the heading “Audit Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
PRE-APPROVAL POLICIES AND PROCEDURES.
The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
OFF-BALANCE SHEET ARRANGEMENTS.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE
Director Independence
The required disclosure is included under the heading “Director Independence” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Presiding Director at Meetings
The required disclosure is included under the heading “Presiding Director at Meetings” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Communication with Non-Management Directors
The required disclosure is included under the heading “Communication with Non-Management Directors” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Corporate Governance
The required disclosure is included under the heading “Corporate Governance” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.
Board Committee Mandates
The required disclosure is included under the heading “Board Committee Mandates” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F.

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2009.

GERDAU AMERISTEEL CORPORATION
By:	/s/ Mario Longhi
Mario Longhi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of Deloitte & Touche LLP

99.6	Amendment to Senior Secured Revolving Credit Facility of Gerdau Ameristeel Corporation dated June 27, 2008