Form 40-F
period 2009-12-31
GERDAU AMERISTEEL CORP
filed 2010-03-29
CIK 1203748

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009 Commission file number: 333-101591
GERDAU AMERISTEEL CORPORATION
(Exact name of registrant as specified in its charter)

Canada	3312	98-0429538
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number (if applicable))	Identification Number)
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
of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 433,314,809
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

FORM 40-F
PRINCIPAL DOCUMENTS
The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:
(a) Annual Information Form dated March 29, 2010;
(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009; and
(c) Consolidated Financial Statements for the fiscal year ended December 31, 2009.

GERDAU AMERISTEEL CORPORATION
ANNUAL INFORMATION FORM

MARCH 29, 2010

As used in this document, unless the context otherwise requires, (i) “we”, “us” and “our”, the “Company” and “Gerdau Ameristeel” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures and (ii) “Ameristeel” refers to Gerdau Ameristeel US Inc. (formerly AmeriSteel Corporation). Unless otherwise indicated, all information in this Annual Information Form is given as of March 29, 2010.
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
          Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in consolidation of the steel industry; the substantial capital investment and similar expenditures required by the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement an enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long term investments, including investments in auction rate securities; and the Company’s reliance on joint ventures that it does not control.
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
OVERVIEW
          Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its integrated network of 19 mini-mills (including one 50% owned mini-mill), 24 scrap recycling facilities and 56 downstream operations (including eight majority owned joint venture fabrication facilities), Gerdau Ameristeel primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing.
          The Company’s operations are segmented into two operating divisions, mini-mill and downstream operations.
          Mini-mills. Gerdau Ameristeel owns 15 mini-mills in the United States and three in Canada and also has a 50% interest in the Gallatin mini-mill located in Kentucky, a joint venture with ArcelorMittal Dofasco Inc. The Company manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod (rod), and, through our joint venture, flat rolled sheet. For the year ended December 31, 2009, third party shipments were approximately 4.2 million tons of mill finished steel products. Over 90% of the raw material feed for the mini-mill operations is recycled steel scrap, making Gerdau Ameristeel the second largest steel recycler in North America. Twelve of the mini-mills are provided with scrap by an internal network of 24 scrap recycling facilities. The Company believes the recycling operations provide a stable supply of these mini-mills’ primary raw material.
          Downstream operations. Gerdau Ameristeel has secondary value-added steel businesses referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our mini-mills. For the year ended December 31, 2009, our downstream shipments were approximately 1.1 million tons of processed steel products, representing approximately 20.2% of total finished steel shipments and generating approximately 24.2% of our net sales. Our downstream operations consist of rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing and the production of elevator guide rails, grinding balls, wire mesh, and wire drawing.
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
GENERAL DEVELOPMENT OF THE BUSINESS
History
          Gerdau Ameristeel is an indirect subsidiary of, and controlled by, Brazilian steelmaker Gerdau S.A., a leading producer of long steel products in Brazil, Chile, Colombia, Uruguay, Argentina, Peru, Mexico, Spain, Guatemala, Venezuela, Dominican Republic, India, and, principally through Gerdau Ameristeel, Canada and the United States. Gerdau S.A’s history spans over 100 years, during which it grew from having one nail manufacturing facility to being one of the top 15 steel companies in the world. The Gerdau group has global annual manufacturing capacity of more than 20 million short tons of crude steel products and total assets exceeding $25.6 billion. For the year ended December 31, 2009, Gerdau S.A. had approximately $13.4 billion in consolidated net sales and a market capitalization of approximately $23.9 billion.
          Over the last 20 years, Gerdau S.A. has increased its investments abroad, including its investments in North America. Gerdau S.A. made its initial investment in the North American steel market in 1989 by acquiring Courtice Steel Inc. (now part of Gerdau Ameristeel), which operated a mini-mill in Cambridge, Ontario, Canada. In 1995, Gerdau S.A. acquired MRM Steel Inc., which operated a mini-mill in Selkirk, Manitoba, Canada. In 1999, Gerdau S.A. acquired an indirect majority interest in AmeriSteel Corporation (now Gerdau Ameristeel US Inc.), which owned four mini-mills and operated rebar fabricating plants, epoxy coating plants and other downstream operations. In April 2001, AmeriSteel Bright Bar, Inc., then an 80%-owned subsidiary of Ameristeel, acquired the assets of American Bright Bar, a manufacturer of cold drawn steel bars in Orrville, Ohio. In December 2001, Ameristeel acquired the assets of the Cartersville mill in Georgia, expanding Ameristeel’s structural bar size range and adding beams to its product line. In June 2002, Ameristeel acquired certain assets and assumed certain liabilities of a Republic Technologies’ cold drawn plant in Cartersville, Georgia, a producer of cold drawn merchant bar products, to expand our cold drawn operations and complement the operations of AmeriSteel Bright Bar.
          In October 2002, the majority shareholder of Gerdau S.A.’s North American operations, acquired Co-Steel. Co-Steel was a Canadian public company that owned and operated three mini-mills, participated in a 50/50 joint venture that ran a fourth mini-mill in Kentucky and was a major participant in the sourcing, trading and processing of scrap metal in the northeastern North American market. Through the combination, Co-Steel acquired all of the issued and outstanding shares of the companies included in Gerdau North America, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel’s total common shares and changed its name to Gerdau Ameristeel Corporation. Under reverse-take-over accounting, Gerdau North America was deemed to be the acquirer and was assumed to have purchased the assets and liabilities of Co-Steel.
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
          From 2003 through 2006 the Company completed several acquisitions that increased the size and geographic scope of the Company’s operations and broadened its product offerings. These acquisitions included: (i) four mini-mills from Cargill and two mini-mills Sheffield Steel mini-mills, (ii) the downstream operations of Potter Form & Tie, Gate City Steel and RJ Rebar and Callaway Building Products, four downstream operations from Cargill, and a controlling interest in Pacific Coast Steel (“PCS”), a joint venture that operated several rebar fabrication plants in California, and (iii) in the raw materials area, Fargo Iron & Metal and two recycling operations from Cargill.
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
          On November 7, 2007, the Company completed an equity offering of 126.5 million Common Shares in the United States and Canada, including 16.5 million Common Shares issued upon the exercise of the overallotment option. Of the 126.5 million shares issued, Gerdau S.A. purchased approximately 84.1 million of the common shares (including approximately 10.9 million common shares issued to Gerdau S.A. concurrently with the closing of the overallotment option). After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Company’s Common Shares. A portion of the proceeds of this offering of approximately $1.55 billion were used to repay the bridge loan facility in full and $150 million of the term loan facility.
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
          On June 27, 2008, the Company entered into an amendment to its senior secured credit facility that increased the commitments available under the facility from $650 million to $950 million. The other terms of the senior secured credit facility remained unchanged.
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
          In August, 2009, the Company redeemed its $405 million 10 3/8% Senior Notes due 2011 at a redemption price of $412.3 million.
          In October, 2009 as a result of a number of factors including adverse market conditions caused by the economic recession, the Company stopped operations at its Perth Amboy rolling mill and its Sand Springs, Oklahoma mini-mill.
          On November 23, 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95% per annum, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. The Company used the net proceeds of the loan to prepay $610 million of debt outstanding pursuant to the Company’s term loan facility.
          On December 21, 2009 the Company entered into a new $650.0 million senior secured asset-based revolving credit facility. This facility replaced the previously existing $950.0 million facility which would have matured in October, 2010.
          On December 30, 2009, the Company prepaid $300 million of its term loan facility with cash.
          In 2010 the Company began work on a new enterprise resource planning system as part of the Company’s ongoing efforts to improve and strengthen its operational and financial processes and its reporting systems.

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
          The steel industry demonstrated strong performance through the middle of 2008, resulting from the increased global demand for steel related products and a continuing consolidation trend among steel producers. Additionally, through the same time period, the domestic U.S. market experienced a rebound in non-residential construction mainly driven by industrial and infrastructure projects (including highway, energy-related construction and water treatment plants), warehouse space, schools, hospitals and a strong retail market. Beginning in the fall of 2008, the steel industry began feeling the negative effects of the severe economic downturn brought on by the credit crisis. The economic downturn continued through 2009 and has resulted in a significant reduction in the production and shipment of steel products in North America, as well as reduced exports of steel products from the United States to other parts of the world.
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
          All of the mini-mills are located on Company-owned property, typically located with convenient access to raw materials, means of transportation (road, and in some cases, rail and water) and customers. In general, scrap is supplied by owned or third party scrap recycling operations located within 500 miles of the mini-mills. Twelve of the Company’s mills are vertically integrated with 24 scrap recycling facilities that supply a portion of their scrap needs. Rebar finished product deliveries are generally concentrated within 350 miles of a mini-mill, and merchant bar deliveries are generally concentrated within 500 miles. Some products produced by several of our mini-mills are shipped greater distances, including overseas.
          The table below presents information regarding the Company’s mini-mills, including the estimated annual production capacity and actual production for the year ended December 31, 2009. Annual melting and rolling capacities are based on the best historical months of production annualized and assuming 18 days per year for maintenance shutdown. Actual capacity utilization may vary significantly from annual capacity due to changes in customer requirements; sizes, grades and types of products rolled; and production efficiencies. Capacity calculations may also change from year to year because of the above mentioned factors. Manufacturer’s design capacity information is not presented because the Company does not consider it a relevant measure due to differences in the product mix and production efficiency assumptions.

		Year ended			Year ended
	Approx.	December 31,		Approx.	December 31,
	Annual	2009	Capacity	Annual	2009	Capacity
	Melting	Melting	Utilization	Rolling	Rolling	Utilization
	Capacity	Production	Percentage	Capacity	Production	Percentage
	(Thousands of tons)			(Thousands of tons)			Products
Beaumont, Texas	600	430	71.7%	500	388	77.6%	Industrial quality wire rod
Calvert City, Kentucky	—	—	0.0%	400	160	40.0%	Merchant bar, medium structural channel and beams
Cambridge, Ontario	400	72	18.0%	300	107	35.7%	Merchant bar, rebar and SBQ products
Cartersville, Georgia	1000	547	54.7%	700	339	48.4%	Merchant bar, structural shapes and beams
Charlotte, North Carolina	400	276	69.0%	400	246	61.5%	Merchant bar and rebar
Jackson, Tennessee	800	396	49.5%	600	333	55.5%	Merchant bar and rebar
Jacksonville, Florida	700	449	64.1%	700	401	57.3%	Rebar and rods
Joliet, Illinois	—	—	0.0%	100	27	27.0%	Merchant bar and SBQ products
Knoxville, Tennessee	600	462	77.0%	600	457	76.2%	Rebar
Midlothian, Texas	1700	903	53.1%	1,600	795	49.7%	Wide flange beams, standard beams, merchant bar quality rounds, special bar quality rounds, rebar, H-piling, flat sheet piling and channels
Perth Amboy, New Jersey(1)	—	—	0.0%	600	174	29.0%	Industrial quality wire rod
Petersburg, Virginia	1,000	425	42.5%	1,000	389	38.9%	Wide flange beams, sheet piling and H-piling
Sand Springs, Oklahoma(1)	700	182	26.0%	600	182	30.3%	Merchant bar, rebar and SBQ products
Sayreville, New Jersey	800	294	36.8%	600	239	39.8%	Rebar
Selkirk, Manitoba	500	228	45.6%	400	203	50.8%	Special sections, merchant bar and rebar
St. Paul, Minnesota	500	246	49.2%	500	237	47.4%	Merchant bar, rebar and SBQ products
Whitby, Ontario	800	345	43.1%	800	291	36.4%	Merchant bar, structural shapes and rebar
Wilton, Iowa	400	158	39.5%	300	141	47.0%	Merchant bar, rebar and SBQ products

Totals before Gallatin Joint Venture	10,900	5,413	49.7%	10,700	5,109	47.7%
Gallatin, Kentucky (50%) (2)	900	594	66.0%	900	587	65.2%	Hot band flat rolled steel products

Totals including Gallatin Joint Venture	11,800	6,007	50.9%	11,600	5,696	49.1%

(1)	As a result of a number factors including adverse market conditions caused by the economic recession, the Company stopped production at its Perth Amboy and Sand Springs facilities during the third quarter of 2009.

(2)	Includes 50% of the capacity and 50% of the production of the Gallatin, Kentucky mini-mill, which is a 50%-owned joint venture.
Depots
          The Company leases depots in Chicago, Illinois, Bellaire, Ohio, and North Jackson, Ohio. Finished product is shipped by rail from several of the Company’s mini-mills to Chicago, Bellaire and North Jackson depots, stored, then shipped to customers.
Downstream Operations
          The Company has secondary value-added steel businesses, referred to as downstream operations. These steel fabricating and product manufacturing operations process steel principally produced in our mini-mills.
Rebar fabrication
          Gerdau Ameristeel operates one of North America’s largest rebar fabricating and epoxy coating groups, which has a 50-year history of quality workmanship and service. Our network consists of 47 rebar fabricating facilities, including five epoxy coating plants, and one ZBar coating facility that also service the concrete construction industry throughout the United States. The fabricating facilities cut and bend rebar to meet customers’ engineering, architectural and other end-product specifications. In addition to fabrication, many facilities also sell other concrete-related products. The fabricating plants purchase the majority of their rebar from our own mini-mills. We operate eight rebar fabrication facilities through PCS and engage in the rebar placement business in the western United States. The Company’s rebar fabricating capacity is approximately 1.6 million tons per year. Rebar fabricating capacity at our plant locations ranges from 5,000 tons up to over 100,000 tons per year, with an average plant capacity of approximately 33,000 tons per year. Rebar fabricating capacity is management’s best estimate of capacity and requires management’s judgment with respect to many variables such as product mix, product demand and production efficiencies at each of the rebar fabricating facilities. Rebar fabricating capacity is also based, in part, on best historical months of production, annualized.

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
Railroad Spike Operations
          Gerdau Ameristeel owns three railroad spike facilities: a 52,000 square foot facility on 41 acres in Lancaster, South Carolina; a 23,000 square foot facility on 7.7 acres in Paragould, Arkansas; and 33,000 square foot facility in Sand Springs, Oklahoma. The railroad spike operations purchase steel square bars from the Company’s mini-mills and forge the bars into rail track spikes. These track spikes are generally sold on an annual contract basis to the major railroad companies in North America. Gerdau Ameristeel is one of the leading rail spike producers and sells approximately 80,000 tons of track spikes per year.
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
          In 1994, Co-Steel and Dofasco Inc. established the Gallatin joint venture by investing $75.0 million each into Co-Steel Dofasco LLC. The initial investment was used to purchase $150.0 million of industrial revenue bonds from Gallatin County, Kentucky. The bonds bear interest at a rate of 10%, mature in 2024 and can be prepaid without penalty. Gallatin County used the proceeds from the industrial revenue bonds to construct the Gallatin steel mill, which is being leased from Gallatin County by Gallatin Steel. Gallatin Steel makes lease payments to Gallatin County, which in turn redeems bonds and makes interest payments on the bonds to Co-Steel Dofasco LLC. As of December 31, 2009, there were $17 million of bonds outstanding. All proceeds received by Co-Steel Dofasco LLC from Gallatin County are distributed equally to ArcelorMittal Dofasco and Gerdau Ameristeel.
Other Properties
          In addition to owned and leased facilities used in operations, the Company owns two industrial properties in Florida. The Tampa, Florida industrial property is listed for sale. The Company has granted an option to purchase the Indiantown property that expires in May, 2011.

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

Marketing
          The Company’s products are primarily sold to steel service centers, fabricators or directly to OEMs throughout the United States and Canada. The products we sell are used in a variety of industries, including construction, mining, automotive, commercial, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. The Company also sells fabricated rebar to contractors performing work in both private (commercial) and public (road, bridge and other construction or infrastructure) projects.
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
          The following table shows information on finished steel shipments to Gerdau Ameristeel’s customers for the years ended December 31, 2008 and 2009:

	Percentage of
	Tons by Customer
	2008	2009
Fabricators/OEM	49%	40%
Steel service centers	42	51
Wire drawing and wire rod	9	9

Total	100.0%	100.0%

          For the year ended December 31, 2009, the Company sold products to over 1,850 customers and no one customer comprised 4.0% or greater of its finished steel shipments. The five largest customers comprised approximately 12.0% of finished steel shipments for the year ended December 31, 2009. The following table provides a percentage breakdown of finished steel shipments by customer location for the years ended December 31, 2008 and 2009:

	Percentage of
	Tons by Country
	2008	2009
United States	82%	81%
Canada	14	15
Mexico	1	1
Other Countries	3	3

Total	100.0%	100.0%

Competition
Local Competition
          The Company’s geographic market encompasses primarily the United States and Canada. The Company experiences substantial competition in the sale of each of its products from numerous competitors in our markets. Rebar, merchant bars and structural shapes are commodity steel products for which pricing is the primary competitive factor. Due to the high cost of freight relative to the value of steel products, competition from non-regional producers is somewhat limited. Proximity of product inventories to customers, together with competitive freight costs and low-cost manufacturing processes, are key to maintaining margins on rebar and merchant bar products. Rebar deliveries are generally concentrated within a 350 mile radius of the mini-mills and merchant bar deliveries are generally concentrated within a 500 mile radius. Some products produced by several of our mini-mills are shipped greater distances, including overseas. Except in unusual circumstances, the customer’s delivery expense is limited to freight charges from the nearest competitive mill, and the supplier absorbs any incremental freight charges.
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
Foreign Competition
          From time to time, all North American steel producers have experienced significant and, in some cases, unfair competition from foreign steel producers during the past several years. Due to unfavorable foreign economic conditions and global excess capacity, imports of rebar and wire rod products into the U.S. and Canadian markets reached historically high levels in recent years, with a corresponding negative impact on domestic prices.
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
          Imports continued at high levels from 2005 to the second half of 2007, when imports decreased moderately. This enabled producers to maintain production schedules despite weaker demand and continued through the first half of 2008 due to a combination of the weak U.S. dollar and the high price for steel in other parts of the world. Beginning in the fall of 2008 and continuing through 2009, demand for steel and steel prices fell dramatically due to the effects of the recession brought on by the credit crisis, with import levels continuing to decline from historical highs, principally due to uncertainty over pricing and demand levels.
Competitive Strengths
          Leading market position. The Company is the second largest mini-mill steel producer in North America. Through a network of 19 mini-mills (including one 50% owned mini-mill) and 56 downstream operations strategically located throughout the United States and Canada, the Company is able to efficiently service customers on a local basis over a broad geographical segment of the North American steel market. The Company’s manufacturing capacity and wide range of shapes and sizes of structural and bar steel products enable it to meet a wide variety of customers’ steel and fabricated product needs. The Company’s broad geographic reach and product diversity, combined with its centralized order management system, makes it particularly well suited to serve larger steel service centers and other customers that are increasingly seeking to fulfill their steel supply requirements from a small number of suppliers.
          Vertically integrated operations. The Company’s mini-mills are integrated with 56 downstream steel fabricating facilities and 24 upstream scrap raw material recycling facilities. Downstream integration provides a captive market for a significant portion of the Company’s mini-mills’ production and valuable market information on the end-use demand for steel products. The Company’s downstream operations have historically produced a high return on investment, been less capital intensive and been subject to less import competition compared to mini-mill operations. The Company’s downstream operations also balance some of the cyclicality and volatility of the base mini-mill business and enable the Company to capture additional value-added margins on the steel produced at its mini-mills. The Company’s downstream businesses account for approximately 20.2% of the Company’s total finished steel shipments. The Company’s 24 upstream scrap recycling facilities provide approximately 36% of the Company’s mini-mill scrap needs, thereby decreasing dependency on third-party scrap suppliers.
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
          A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which at times has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. At times this has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
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
          Future acquisitions may be required for the Company to remain competitive, and there can be no assurance that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
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

          The Company had $1.7 billion of net indebtedness as of December 31, 2009. The Company’s degree of leverage could have important consequences, including the following:
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
          The term loan facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the term loan facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the term loan facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the term loan facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the term loan facility. The term loan facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the term loan facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June 2009, the Company entered into an amendment which provides temporary flexibility with respect to the term loan facility’s covenants through September 30, 2010. However, there is no assurance that future amendments will be granted by the lenders, if required.
          The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s US operating subsidiaries and contains customary covenants that limit the ability of the borrower and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
          The senior secured credit facility also contains customary covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional secured debt, make acquisitions and other investments, issue redeemable stock and preferred stock, pay dividends on the Common Shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants may limit our flexibility in the operation of the business. A default under the senior secured credit facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due.
          Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
          The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
          For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
          EHS Laws relating to health and safety may also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the health and safety of the Company’s workers. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
          Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
          Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event (including off-site disposal). Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.

          The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2009 to be approximately $19.3 million, with these costs recorded as a liability in the Company’s financial statements.
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
          Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
          The Company anticipates that its Canadian and U.S. operations will, in the future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction. In particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the future. In addition, the U.S. Environmental Protection Agency (EPA) issued its finding that current and projected atmospheric concentrations of certain greenhouse gases thereafter the public health and welfare, which could form the basis for further EPA action. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
          The Company’s pension plans are currently underfunded.
          The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2009, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $534.2 million, while the aggregate projected benefit obligation was $754.8 million, resulting in an aggregate deficit of $220.6 million for which the Company is responsible. As of December 31, 2009 the Company also had an unfunded obligation of $133.8 million with respect to post-retirement medical benefits. The Company made cash payments of $75.5 million to its defined benefit pension plan for the year ended December 31, 2009. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.

          The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
          As of December 31, 2009, approximately 27% of the Company’s employees were represented by the United Steel Workers (“USW”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for four of the facilities expiring in 2010, three of the facilities expiring in 2011, and two of the facilities expiring in 2012.
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
          The Company may not be able to successfully implement a new Enterprise Resource Planning System.
          The Company expects to implement a new enterprise resource planning (“ERP”) system as part of the Company’s ongoing efforts to improve and strengthen its operational and financial processes and its reporting systems. Any difficulties encountered in the implementation or operation of the new ERP system or any difficulties in the operation of the current system could cause the Company to fail to meet customer demand for its product or could delay its ability to meet its financial reporting obligations which, in turn, could materially adversely affect the Company’s results of operations.
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
          Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.3% of the Company’s outstanding common shares as of December 31, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
          Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from other shareholders and they may exercise their control over the Company in a manner inconsistent with other shareholders’ interests.
          Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
          The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of December 31, 2009, the fair value of these securities was $28.5 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature. Although the Company intends to sell these investments when liquidity returns to the market for these securities, it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
          The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
          The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $4.7 million to the Company’s net loss for the year ended December 31, 2009. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.
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
          Most EHS Laws are of general application but result in significant obligations in practice for the steel sector. For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop a certain activity; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address these emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.

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
          Certain EHS Laws impose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties, regardless of fault, the legality of the original contaminating event (including off-site disposal), or the ownership of the site. Some of the Company’s present and former facilities have been in operation for many years and, over such time, the facilities have used substances and disposed of wastes (both on-site and off-site) that may require clean-up for which the Company could be liable. Reserves based on estimated costs have been made for the clean-up of sites of which the Company has knowledge of particular issues. However, there is no assurance that the costs of such clean-ups or the clean-up of any potential contamination not yet discovered will not materially adversely affect the Company.
          EHS Laws relating to health and safety may also result in significant obligations for the Company. Our manufacturing operations involve the use of large and complex machinery and equipment and the exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the health and safety of the Company’s workers. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on our results of operation, cash flows and financial condition.
          In December 2007, the United States Environmental Protection Agency promulgated the Area Source rule for EAF furnaces, pursuant to the Clean Air Act, that required material capital upgrades to pollution control systems at two of our mini-mills. These previously budgeted capital improvements are underway and are planned to be completed in 2010.
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
          As part of the process of updating and consolidating its air permits, and in anticipation of more stringent future regulation of air emissions, the Company’s Whitby mini-mill filed an application for three new certificates of approval (air) which will consolidate all onsite air emissions into a site wide inventory. The application was submitted in April 2009 and is under review. The Company is planning to make incremental upgrades to the Whitby mini-mill’s emission controls from 2010 through 2014 which are expected to cost approximately $30.0 million.
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
          No assurance can be given that regulatory changes, such as new laws or new enforcement policies or approaches, including recently enacted laws relating to emissions of mercury and an interpretation of existing rules applicable to the disposal of scrap metal shredder residue, will not have a material adverse effect on the business, cash flows, financial condition or results of the Company’s operations. The recent reduction by the federal government of the Ambient Air Quality Standard for Lead is a good example of the kind of regulatory development that the Company follows closely to assess its potential impact on our facilities. Although we do not expect any consequent air emission restrictions to materially affect any of our operations, some Company facilities are participating in state monitoring efforts and will be carefully following the progress on relevant state implementation plans to ensure future compliance.
          Domestic legislative responses to global warming are now well advanced in some countries, particularly in Europe, and similar initiatives are gaining increasing momentum in Canada and the United States. Both the United States and Canada signed the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“Kyoto Protocol”), which is aimed at reducing the human contribution to the atmospheric “greenhouse gases” that are widely believed to be responsible for global warming. Each of the so-called developed countries that signed the Protocol agreed to specific greenhouse gas reduction targets (relative to the base year of 1990) to be achieved over time. Canada ratified the Kyoto Protocol in December of 2002, while the United States has thus far declined to do so. The Kyoto Protocol came into force in February 2005, and is now binding on the countries and other entities that have ratified it (approximately 190 as of the end of 2009). The first compliance period during which targets must be met began in 2008 and ends in 2012.
          The Company anticipates that its Canadian and U.S. operations will, in the future, be affected by federal, provincial, and state level initiatives intended to address greenhouse gas and other air emissions. For example, Canadian provincial governments are implementing climate change-related legislative measures, some that have taken effect and others planned for the relatively near term. The Province of Quebec, for example, became the first jurisdiction in North America to implement a carbon tax in October 2007, and British Columbia implemented its own carbon tax in July 2008. A growing number of provinces are also implementing cap-and-trade systems designed to reduce greenhouse gas emissions from large industrial emitters and certain other sources. For example, Alberta’s emissions intensity cap-and-trade regime took effect in 2007. Other provinces plan to implement their own greenhouse gas emissions caps in the future. In particular, Ontario and Quebec signed a Memorandum of Understanding in 2008, committing the two provinces to develop a joint cap-and-trade system by as early as 2010. These two provinces, along with Manitoba and British Columbia and several U.S. states, are also part of the Western Climate Initiative, which aims to have implemented a regional cap-and-trade system by 2012. In addition, several provinces are taking related regulatory measures, such as legislation introduced by Ontario in 2009, to encourage renewable energy generation. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Meanwhile, several state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions. The United States government is continuing to consider comprehensive climate and energy regulation in two areas: (i) legislation that would limit greenhouse gas emissions and change energy policy, and (ii) EPA regulation of greenhouse gas emissions through a Clean Air Act endangerment finding. A climate and energy bill was passed in the U.S. House of Representatives in 2009 and several bills are under consideration in the U.S. Senate. In 2009 the EPA issued endangerment and cause or contribute findings that greenhouse gas emissions threaten public health and welfare. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, it is too early to determine its likely outcome or impact on the Company’s results of operations, cash flows and financial condition.
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
          To help manage environmental, health and safety risks, the Company maintains management systems. These systems, among other things, establish and monitor performance goals; outline responsibilities for EHS matters within the Company; involve various EHS training, awareness programs; and involve procedures for preventing and responding to spills, environmental emergencies and other EHS matters; and establish mechanisms to evaluate compliance. In particular, the Company has implemented programs designed to identify and appropriately manage potential risks to the environment and human health and safety associated with the Company’s ongoing operations, including with respect to any anticipated operational changes. For example, the Company has systems to estimate anticipated remediation activities to be undertaken at each of its known contaminated sites and the associated clean-up costs. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2009 to be approximately $19.3 million, with these costs recorded as a liability in our financial statements. The Company’s EHS systems also help monitor its potential impacts on the environment, including on ambient air quality, soil and groundwater, so that it may make effective decisions to improve future environmental performance. In addition, the Company has in place policies and procedures relating to worker health and safety, which outline the safeguards taken and training provided by the Company to prevent workplace accidents and injuries. The Company has a corporate management team that oversees the implementation of these systems, and regularly reviews and audits the Company’s operations in this regard. The team also monitors the Company’s compliance with its external legal requirements and with the other standards that the Company uses to identify and manage Company activities that may have an impact on the natural environment. The Company uses internationally recognized standards such as ISO 14001 to assess the performance of its EHS management systems.
          In meeting its environmental performance goals and government-imposed standards in 2009, the Company incurred operating costs of approximately $8.8 million and spent $12.5 million on environmental-related capital improvements. As part of the Company’s ongoing environmental management activities, the Company plans for and budgets capital expenditures with respect to environmental matters. The Company’s current budget for environmental capital expenditures for 2010 to 2012 is approximately $40 million.
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
          As of December 31, 2009, Gerdau Ameristeel employed approximately 7,850 employees (excluding employees of the 50% owned joint ventures), of which approximately 4600 employees work in mini-mills, 2,685 work in downstream and recycling operations and 560 work in corporate and sales offices. Approximately 27% of our employees (excluding employees of the three 50% owned joint ventures) are represented by unions under a number of different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for four of the facilities expiring in 2010, three of the facilities expiring in 2011, and two of the facilities expiring in 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS
     The section entitled “Management’s Discussion and Analysis” in the Company’s Annual Report for the year ended December 31, 2009 is incorporated by reference into this Annual Information Form.
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
     As of December 31, 2009, the Company had outstanding 433,314,809 Common Shares and no preferred shares. The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “GNA”.
     The following table sets forth the reported high price, low price and volume by month for the Company’s common shares as reported by the TSX and NYSE from January through December 2009.

	TSX - $CDN			NYSE - $US
			Volume			Volume
Date	High	Low	(millions)	High	Low	(millions)
January	8.60	6.75	9.1	7.31	5.36	16.5
February	8.85	5.06	9.4	7.27	4.00	18.7
March	5.14	3.76	18.9	4.02	2.98	28.0
April	6.38	3.81	24.8	5.35	3.00	33.8
May	7.84	5.75	16.8	7.03	4.89	41.6
June	8.54	7.11	14.6	7.78	6.14	38.0
July	8.11	6.85	12.5	7.30	5.85	32.3
August	8.25	7.30	8.3	7.69	6.62	24.1
September	9.52	7.84	14.0	8.97	7.11	31.2
October	9.30	7.35	9.5	9.02	6.78	33.4
November	9.00	7.30	6.9	8.59	6.75	22.4
December	9.04	8.24	4.9	8.62	7.78	14.5

Source: Equicom
DIVIDENDS
     No dividends were paid from January 2003 until January 2005 when the Board of Directors of Gerdau Ameristeel approved the initiation of a quarterly cash dividend of $0.02 cents per Common Share. Beginning in

January 2005 and continuing through 2008, dividends on the Common Shares were paid in March, June, September and December of each year. After the quarterly dividend paid in March, 2009, the Company did not pay additional dividends in 2009 in an effort to be prudent with the Company’s financial resources in light of the challenging economic climate. The Company also paid a special dividend of $0.14 cents per Common Share in 2005, $0.22 cents per Common Share in 2006, $0.27 per common share in 2007 and $0.25 per Common Share in 2008.
     The declaration of dividends on the Common Shares is at the discretion of the Company’s Board of Directors. The declaration of dividends from time to time will depend on the Company’s cash flow from operations and the other uses to which the cash can be deployed.
     The following table summarizes the dividends paid per share for each of the three years ended December 31, 2007, 2008 and 2009, on the common shares:

Year	Regular Dividend	Special Dividend	Total
2007	$0.08	$0.27	$0.35
2008	$0.08	$0.25	$0.33
2009	$0.02	$0.00	$0.02
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

Name, Age and Province/State and	Major Positions with the Company and Significant	Principal
Country of Residence	Affiliates	Occupation
Phillip E. Casey, 67 Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Board since June 2005	Chairman of the Board of the Company

Independent

Joseph J. Heffernan, 63 Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Clairvest Group Inc.

• the Human Resources Committee (Chair)

• the Corporate Governance Committee

Jorge Gerdau Johannpeter, 73 Rio Grande do Sul, Brazil	Director since 2002, Chairman of the Board of the Company from 2002 until December 2005	Chairman of the Board of Directors of Gerdau S.A.
Member of:

• the Corporate Governance Committee

Frederico C. Gerdau Johannpeter, 67 Rio Grande do Sul, Brazil	Director since 2002 and Vice President of the Board of Directors of Gerdau S.A.	Director of Gerdau S.A.

André Gerdau Johannpeter, 47	Director since 2002, Chief Executive Officer of Gerdau S.A. since January 2007 and	Chief Executive Officer of

Name, Age and Province/State and	Major Positions with the Company and Significant	Principal
Country of Residence	Affiliates	Occupation
Rio Grande do Sul, Brazil	member of the Board of Directors of Gerdau S.A. since January 2008	Gerdau S.A.

Member of:

• the Human Resources Committee

Claudio Johannpeter, 46 Rio Grande do Sul, Brazil	Director since 2007 and Chief Operating Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since April 2008	Chief Operating Officer of Gerdau S.A.

J. Spencer Lanthier, 69 Ontario, Canada	Director since 2000 Independent Member of:	Corporate Director

• the Audit Committee (Chair)

• the Human Resources Committee

Robert E. Lewis, 49 Florida, United States	Vice President, General Counsel and Corporate Secretary of the Company	Vice President, General Counsel and Corporate Secretary of the Company

Mario Longhi, 55 Florida, United States	Director since 2007 President and Chief Executive Officer of the Company, Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A.	President and Chief Executive Officer of the Company

J. Neal McCullohs, 53 Florida, United States	Vice President Downstream Operations Group of the Company	Vice President, Downstream Operations Group of the Company

Richard McCoy, 67 Ontario, Canada	Director since 2006 Independent Member of:	Corporate Director

• the Human Resources Committee

Rick J. Mills, 62 Tennessee, United States	Director since 2008 Independent Member of:	Corporate Director

• the Audit Committee

Arthur Scace, 71 Ontario, Canada	Director since 2003 Independent Member of:	Corporate Director

• the Corporate Governance Committee (Chair)

• the Audit Committee

Barbara R. Smith, 50 Florida, United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Company

Terry A. Sutter, 51 Florida, United States	Vice President, Chief Operating Officer of the Company	Vice President, Chief Operating Officer of the Company

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
     Jorge Gerdau Johannpeter has been working for the Gerdau group since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. Mr. Johannpeter served as Chairman of the Board for Gerdau Ameristeel from October 2002 until June 2005. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Petrobras S.A. and Chairman of Board of Metalúrgica Gerdau S.A.,
     Frederico C. Gerdau Johannpeter has worked for the Gerdau group since 1961 and has been a director of Gerdau Ameristeel since 2002. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. Mr. Johannpeter is also Vice Chairman of the Board of Metalúrgica Gerdau S.A.
     André Gerdau Johannpeter has been a director of Gerdau Ameristeel since 2002 and served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and a member of the Board of Directors of Gerdau S.A. in January 2008. He has also served as Chief Executive Officer of Metalúrgica Gerdau S.A. since 2007 and as Chief Executive Officer of Acos Villares S.A. since April 2009. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Metalurgica Gerdau S.A.

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

     Claudio Johannpeter has worked for the Gerdau Group since 1982 and has been a director of Gerdau Ameristeel since 2007. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporación Sidenor in Spain since January 2006, as Chief Operating Officer of Gerdau S.A. since January 2007 and became a member of the Board of Directors of Gerdau S.A. in April 2008. He has also served as Chief Operating Officer of Metalúrgica Gerdau S.A. since 2007 and as Chief Operating Officer of Acos Villares S.A. since April 2009. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A.
     J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Biovail Corporation, RONA Inc., TMX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.
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
     Rick J. Mills has been a director of the Company since 2008. Mr. Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and served in various senior executive positions, most recently as a Corporate Vice President from 1996 until his retirement in May of 2008. He also serves on the Board of Directors of Flowserve, Inc.
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
     Richard McCoy has been a director of Gerdau Ameristeel since 2006. He was in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia — Pacific Income Investment Company, Ltd., Jazz Air Income Fund, Pizza Pizza Royalty Income Fund and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.
     Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director and/or trustee of the following Canadian public entities: Sceptre Investment Counsel Limited and West Jet Airlines Ltd. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.
     Barbara R. Smith became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith has more than 25 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief

Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit. Prior to joining Gerdau Ameristeel, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. Ms. Smith earned a Bachelor of Science in Accounting from Purdue University in West Lafayette, Ind. She also earned the title of a certified public accountant from the State of Tennessee.
     Terry A. Sutter became Vice President, Chief Operating Officer effective June 11, 2007. Mr. Sutter has more than 23 years of experience in international and North American business activities and substantial profit and loss experience gained at Allied Signal, Inc./Honeywell International, Inc., Cytec Industries, Inc. and Tyco International, Ltd. Most recently, he served as President of Plastics and Adhesives for Tyco International, Ltd. and was named President and Chief Executive Officer after its divestiture to Apollo Management, a private equity firm. Mr. Sutter has a Masters of Business Administration from the University of Chicago Graduate School of Business and a Masters of Science degree in Chemical Engineering from Texas A&M University.
     Messrs. Jorge and Frederico Johannpeter are brothers. André Gerdau Johannpeter is the son of Jorge Johannpeter. Andre Gerdau Johannpeter and Claudio Gerdau Johannpeter are first cousins. None of the other directors are related to one another.
Share Ownership
     As a group, the directors and executive officers of Gerdau Ameristeel beneficially own, directly or indirectly, or exercise control or direction over 292,971,916 Common Shares, representing approximately 67.6% of our total outstanding Common Shares as of February 26, 2010.
PRESIDING DIRECTOR AT MEETINGS
     Generally following each regularly scheduled Board meeting, the independent directors meet separately in an executive session. The Chairman of the Board of Directors has the responsibility to preside over the independent director executive sessions. The independent directors may also meet at such other times as determined by the Chairman or at the request of any independent director.
COMMUNICATION WITH NON-MANAGEMENT DIRECTORS
     Shareholders may send communications to the Company’s non-management directors by writing to:
The Chairman of the Board of Directors
c/o Robert E. Lewis
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

     The Corporate Governance Committee and the directors have reviewed and approved this summary of governance practices with reference to the “Corporate Governance Guidelines” set forth in National Policy 58-201 and those of the NYSE. For additional information regarding the Company’s corporate governance practices, please see the “Summary of Corporate Governance Practices” section of the management proxy circular for the annual general meeting of shareholders to be held on May 12, 2010.
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

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Company or its affiliates from January 1, 2007 through December 31, 2009 are indicated below:
     From January 1, 2007 through December 31, 2009, Gerdau S.A., which beneficially owns securities of the Company carrying approximately 66.3% of the voting rights attached to the Company’s Common Shares, had a material interest in the following material transactions:
•	To finance the acquisition of Chaparral Steel Company, on September 10, 2007 the Company borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years and the bridge loan facility had a term of 90 days and could be extended an additional 90 days at the Company’s option. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The bridge loan facility was repaid in full by the end of November 2007. In addition, $150 million of the term loan facility was repaid in December 2007. As of February 28, 2010, $1.69 billion was outstanding under the term loan facility.

•	On November 7, 2007, Gerdau S.A. purchased approximately 84.1 million of the 126.5 million Common Shares offered by the Company pursuant to a supplemental PREP prospectus of the Company dated November 2, 2007 and filed with the securities authorities in Canada and with the U.S. Securities Exchange Commission on November 2, 2007. After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Company’s Common Shares.

•	On November 23, 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95% per annum, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020.

•	From time to time in the normal course of business, the Company and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the year ended December 31, 2009, 2008 and 2007, the Company and/or certain of its subsidiaries purchased approximately 20,035, 134,107, and 238,865 tons of steel products and raw materials from affiliated companies for $8.3 million, $94.3 million, and $101.7 million, respectively. For the years ended December 31, 2009, 2008 and 2007, the Company and/or certain of its subsidiaries sold 203,906, 124,044 and 10,312 tons of steel products to affiliated companies for $75.1, $96.0 million and $4.8 million, respectively. These purchases and sales do not represent a significant percentage of the Company’s total purchases or sales and were on terms which management believes were no less favorable than could be obtained from unaffiliated third parties.
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
AUDIT FEES
     Deloitte & Touche LLP billed the Company for the following fees in the last two fiscal years:

	2008	2009
Fees for Audit Services	$2,179,700	$1,768,780
Audit-Related Fees	$362,100	$412,420
Tax Fees	—	—
All Other Fees	—	—
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
     In relation to the financing of the acquisition of Chaparral Steel Company on September 14, 2007, the Senior Export and Working Capital Facility Agreement dated September 10, 2007 among Ameristeel, GNA Partners, GP, the Company, certain affiliates of the Company and Gerdau S.A. as guarantors thereof, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and a syndicate of lenders, as amended by the Amended and Restated Senior Export and Working Capital Facility Agreement dated November 6, 2007 and the first amendment to the Amended and Restated Senior Export and Working Capital Facility Agreement dated May 28, 2009.
     In relation to the Company’s senior secured revolving facility, the Credit Agreement dated December 21, 2009 between the Company, Bank of America, N.A., as administrative agent, and a syndicate of lenders.
     In relation to the loan from a subsidiary of Gerdau S.A., the Loan Agreement dated November 23, 2009 among GUSAP Partners II, GP, certain guarantors, and Gerdau Holdings Inc.
ADDITIONAL INFORMATION
     Additional information, including directors’ and officers’ remuneration and indebtedness and principal holders of the Company’s securities is contained in the Company’s Management Proxy Circular dated March 29, 2010 for the annual meeting of shareholders for 2010, which involves the election of directors.
     Additional financial information is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2009 and the management’s discussion and analysis related thereto in the Company’s Annual Report for the year ended December 31, 2009.
     You may access other information about the Company, including disclosure documents, reports, statements or other information that the Company files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on the Company’s website at www.gerdauameristeel.com.

SCHEDULE A — LIST OF SUBSIDIARIES (1)

1300554 Ontario Limited (Ontario)
3038482 Nova Scotia Company (Nova Scotia)
3100361 Nova Scotia Company (Nova Scotia)
3221957 Nova Scotia Company (Nova Scotia)
3221958 Nova Scotia Company (Nova Scotia)
3223395 Nova Scotia Company (Nova Scotia)
3228568 Nova Scotia Company (Nova Scotia)
3229122 Nova Scotia Company (Nova Scotia)
3229123 Nova Scotia Company (Nova Scotia)
3236013 Nova Scotia Company (Nova Scotia)
American Materials Transport, Inc. (Delaware)
Bradley Steel Processors Inc. (50%) (Manitoba)
Canadian Guide Rail Corporation (50%) (Canada)
Chaparral (Virginia) Inc. (Delaware)
Chaparral Steel Company (Delaware)
Chaparral Steel Midlothian, LP (Delaware)
Chaparral Steel Texas, LLC (Delaware)
Consolidated Recycling Inc. (Ontario)
Co-Steel Benefit Plans Inc. (Ontario)
Co-Steel C.S.M. Corp. (Delaware)
Co-Steel Dofasco LLC (50%) (Wyoming)
Enco Materials, Inc. (Tennessee)
Gallatin Steel Company (50%) (Kentucky)
Gallatin Terminal Company (50%) (Kentucky)
Gallatin Transit Authority (50%) (Kentucky)
GANS LLC (Delaware)
Gerdau Ameristeel Energy, Inc. (Delaware)
Gerdau Ameristeel Perth Amboy Inc. (New Jersey)
Gerdau Ameristeel Sayreville Inc. (Delaware)
Gerdau Ameristeel Us Inc. (Florida)
Gerdau Ameristeel WC, Inc. (Delaware)
Gerdau USA Inc. (Delaware)
Ghent Steel Industries LLC (50%) (Kentucky)
GNA Financing Inc. (Delaware)
GNA Partners, GP (Delaware)
GUSAP Partners II, GP (Delaware)
Monteferro America Latina Ltda. (50%) (Brazil)
Monteferro International Business S.A. (50%) (Spain)
Monteferro USA Inc. (Delaware)
Pacific Coast Steel (84%) (Delaware)
PASUG LLC (Delaware)
PASUG 2 LLC (Delaware)
PASUG 3 LLC (Delaware)
PASUG 4 LLC (Delaware)
Pinnacle Data International LLC (84%) (Nevada)
Raritan River Urban Renewal Corporation (New Jersey)
Sand Springs Railway Company (Oklahoma)
Sheffield Steel Corporation (Delaware)
SSS/MRM Guide Rail Inc. (50%) (Manitoba)

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In this report, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures, except where otherwise indicated. All amounts herein are reported in U.S. dollars, unless otherwise stated. Certain statements in this report constitute forward-looking statements. Such statements that describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. These forward-looking statements include, among others, statements with respect to the Company’s liquidity and capital resources, the impact of recently adopted accounting standards, the Company’s participation in the consolidation of the steel industry, the impact of compliance with environmental, health and safety laws, the impact of laws relating to greenhouse gases and air emissions, the impact of equipment failures, changes in capital markets, the Company’s financial and operating objectives and strategies to achieve them, and other statements with respect to the Company’s beliefs, outlooks, plans, expectations and intentions. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:
Excess global steel industry capacity and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; increases in the cost of steel scrap, energy and other raw materials; steel imports and trade regulations; a change in China’s steelmaking capacity or slowdown in China’s steel consumption; the Company’s participation in the consolidation of the steel industry; the substantial capital investment and similar expenditures required in the Company’s business; unexpected equipment failures and plant interruptions or outages; the Company’s level of indebtedness; the cost of compliance with environmental and occupational health and safety laws; the enactment of laws intended to reduce greenhouse gases and other air emissions; the Company’s ability to fund its pension plans; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the Company’s ability to successfully implement a new enterprise resource planning system; currency exchange rate fluctuations; actions or potential actions taken by the Company’s principal stockholder, Gerdau S.A.; the liquidity of the Company’s long-term investments, including investments in auction rate securities; and the Company’s reliance on its 50% owned joint ventures that it does not control.
Any forward-looking statements in this report are based on current information as of the date of this report and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.
Additional information about the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.gerdauameristeel.com. The Management’s Discussion and Analysis should be read in conjunction with the Company’s Consolidated Financial Statements for the years ended December 31, 2009 and 2008.
The date of the Management’s Discussion and Analysis contained in this report is March 29, 2010.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS
OVERVIEW
Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, the Company primarily serves customers throughout the United States and Canada. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. The Company’s majority shareholder is the Gerdau Group, a 100+ year old steel company, the leading company in the production of long steel in the Americas and one of the major specialty long steel suppliers in the world. The Company’s common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the ticker symbol GNA.
OPERATING SEGMENTS
Gerdau Ameristeel is organized into two operating segments, mini-mills and downstream. The mini-mills segment consists of mini-mills in the United States and Canada. This segment manufactures and markets a wide range of long steel products, including reinforcing steel bar (“rebar”), merchant bars (“merchant”), structural shapes, beams, special sections and coiled wire rod (“rod”). The mills segment also produces rebar, merchant, rod and SBQ products which are transferred at arms-length, market prices to the downstream segment. The downstream segment is comprised of various secondary value-added steel businesses, which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

2009 ACCOMPLISHMENTS
▪	During 2009, the Company experienced the lowest lost time injury rate in its history and also had 39 facilities complete the year without a lost time accident. The Company’s total number of lost time accidents fell 34% when compared to 2008.

▪	During 2009, even as production decreased approximately 35% compared to 2008, mill manufacturing costs were reduced by $33 per ton due to significant cost cutting initiatives implemented by the Company.

▪	The Company ended 2009 with $656.3 million of cash and short-term investments and approximately $420.2 million available under secured credit facilities which resulted in a total liquidity position of approximately $1.1 billion.

▪	Financial results for 2009 include EBITDA of $320.3 million. For information regarding how the Company calculates EBITDA, please see “Non-GAAP Financial Measures” herein.

▪	The Company was able to reduce its total long-term debt to $2.4 billion as of December 31, 2009 and lengthen the maturity of its outstanding debt by accomplishing the following:
–	In August 2009, the Company redeemed its $405 million 10 3/8% Senior Notes due in 2011 at a redemption price in the amount of $412.3 million representing 101.792% of the outstanding principal amount (the “Redemption Price”). The Redemption Price was paid entirely with cash and the Senior Notes were paid in full and are no longer outstanding.

–	In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. The proceeds of this loan were used to refinance $610 million of term loan debt.

–	In December 2009, the Company used cash to repay $300 million of its term loan debt.
▪	In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

RESULTS OF OPERATIONS
The Consolidated Financial Statements of Gerdau Ameristeel for the years ended December 31, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Consolidated Financial Statements include the results of the following acquisitions subsequent to their acquisition: Sand Springs Metal Processors (“SSMP”) – October 31, 2008; Metro Recycling (“Metro”) – October 27, 2008; Hearon Steel Co. (“Hearon”) – July 14, 2008; Century Steel, Inc. (“CSI”) – April 1, 2008. CSI was acquired by Pacific Coast Steel (“PCS”); a majority owned joint venture of the Company. In conjunction with the acquisition of CSI, on April 1, 2008, the Company increased its equity participation in PCS to approximately 84% from 55%.
YEAR ENDED DECEMBER 31, 2009, COMPARED TO YEAR ENDED DECEMBER 31, 2008
The following tables summarize the results of Gerdau Ameristeel for the years ended December 31, 2009 and 2008.

	Year Ended		Year Ended		% of Sales
(US$ in thousands,	December 31,	% of	December 31,	% of	Increase	$ Increase
except earnings per share data)	2009	Sales	2008	Sales	(Decrease)	(Decrease)
Finished Steel Shipments (Tons) — excludes 50% owned joint ventures
Rebar	946,373		1,564,045
Merchant/Special Sections/Structurals	2,806,051		4,710,754
Rod	485,415		620,927
Fabricated Steel	1,075,719		1,424,128
Total	5,313,558		8,319,854

NET SALES	$4,195,723	100.0%	$8,528,480	100.0%		$(4,332,757)

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	3,656,083	87.1%	6,799,427	79.7%	7.4%	(3,143,344)
Selling and administrative	227,683	5.4%	253,222	3.0%	2.4%	(25,539)
Depreciation	214,106	5.1%	219,667	2.6%	2.5%	(5,561)
Amortization of intangibles	65,736	1.6%	102,959	1.2%	0.4%	(37,223)
Impairment of goodwill	—	0.0%	1,278,000	15.0%	-15.0%	(1,278,000)
Facility closure costs	115,033	2.8%	—	0.0%	2.8%	115,033
Other operating expense, net	3,520	0.1%	8,293	0.1%	0.0%	(4,773)
	4,282,161	102.1%	8,661,568	101.6%	0.5%	(4,379,407)

LOSS FROM OPERATIONS	(86,438)	-2.1%	(133,088)	-1.6%	-0.5%	46,650

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(4,692)	-0.1%	45,005	0.5%	-0.6%	(49,697)

LOSS BEFORE OTHER EXPENSES AND INCOME TAXES	(91,130)	-2.2%	(88,083)	-1.1%	-1.1%	(3,047)

OTHER EXPENSES
Interest expense — non-affiliated	132,166	3.2%	165,607	1.9%	1.3%	(33,441)
Interest expense — affiliated	3,772	0.1%	—	0.0%	0.1%	3,772
Interest income	(5,040)	-0.2%	(14,921)	-0.2%	0.0%	9,881
Amortization of deferred financing costs	24,274	0.6%	10,951	0.1%	0.5%	13,323
Loss on extinguishment of debt	11,877	0.3%	—	0.0%	0.3%	11,877
Foreign exchange loss (gain), net	37,914	0.9%	(21,682)	-0.2%	1.1%	59,596
Realized (gain) loss on investments, net	(3,244)	-0.1%	59,977	0.7%	-0.8%	(63,221)
	201,719	4.8%	199,932	2.3%	2.5%	1,787

LOSS BEFORE INCOME TAXES	(292,849)	-7.0%	(288,015)	-3.4%	-3.6%	(4,834)
INCOME TAX (BENEFIT) EXPENSE	(128,576)	-3.1%	287,440	3.4%	-6.5%	(416,016)

NET LOSS	(164,273)	-3.9%	(575,455)	-6.8%	2.9%	411,182
Less: Net (loss) income attributable to noncontrolling interest	(2,557)	-0.1%	11,952	0.1%	-0.2%	(14,509)
NET LOSS ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(161,716)	-3.8%	$(587,407)	-6.9%	3.1%	$425,691

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
LOSS PER COMMON SHARE — BASIC	$(0.37)		$(1.36)
LOSS PER COMMON SHARE — DILUTED	$(0.37)		$(1.36)
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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

(US$ in thousands,	Year Ended
except as otherwise indicated)	December 31,	December 31,	$ Increase	% Increase
(Excludes 50% owned joint ventures)	2009	2008	(Decrease)	(Decrease)
Mill external shipment revenue	$2,699,503	$6,095,822
Fabricated steel shipment revenue	1,016,554	1,637,747
Other products shipment revenue *	307,056	501,465
Freight	172,610	293,446
Net Sales	$4,195,723	$8,528,480

Mill external shipments (tons)	4,237,839	6,895,726
Fabricated steel shipments (tons)	1,075,719	1,424,128

Weighted Average Net Selling Price ($ / ton)
Mill external steel shipments	$637	$884	$(247)	-27.9%
Fabricated steel shipments	945	1,150	(205)	-17.8%

Scrap Charged ($ / ton)	201	340	(139)	-40.9%

Metal Spread (selling price less scrap) ($ / ton)
Mill external steel shipments	436	544	(108)	-19.9%
Fabricated steel shipments	744	810	(66)	-8.1%

Mill Manufacturing Cost ($ / ton)	315	348	(33)	-9.5%

*	Other products shipment revenue includes ferrous scrap, nonferrous scrap, semifinished steel billets, and other building products.
Net sales: Net sales revenue for the year ended December 31, 2009 was $4.2 billion compared to $8.5 billion for the year ended December 31, 2008. Finished tons shipped for the year ended December 31, 2009 decreased 3.0 million tons, or 36.1%, compared to the year ended December 31, 2008. Shipment volume decreased in comparison to the year ended December 31, 2008 primarily as a result of the global liquidity crisis which has caused a downturn in global economic activity and significantly decreased demand for the Company’s products. Weighted average mill selling prices were $637 per ton for the year ended December 31, 2009, a decrease of approximately $247 per ton or 27.9% from the weighted average mill selling prices for the year ended December 31, 2008.
Cost of sales: As a percentage of sales, cost of sales was 87.1% for the year ended December 31, 2009 as compared to 79.7% for the year ended December 31, 2008. While cost of sales, in total, has decreased primarily as a result of the 36.1% decline in the volume of finished goods shipped to outside customers, cost of sales as a percentage of sales increased primarily as the result of the $247 per ton decrease in weighted average mill selling prices. The effect this $247 per ton decrease in weighted average mill selling prices had on cost of sales as a percentage of sales was partially offset by lower scrap raw material costs and lower manufacturing costs. Even though production during 2009 was approximately 65% of the production for 2008, the Company was able to lower its mill manufacturing costs per ton during 2009 as a result of significant cost containment initiatives and lower raw material costs.
Selling and administrative: Selling and administrative expenses for the year ended December 31, 2009 decreased $25.5 million compared to the year ended December 31, 2008. The decrease in selling and administrative expenses is primarily due to cost cutting initiatives which have reduced headcount and professional consulting fees along with a reduction in incentive compensation expense due to lower results for 2009. Included in selling and administrative expense for the year ended December 31, 2009 is a non-cash pre-tax expense of $6.5 million which relates to the mark-to-market of outstanding stock appreciation rights (“SARs”) and expenses associated with other equity based compensation agreements compared to a non-cash pre-tax expense of $2.5 million for the year ended December 31, 2008. Despite the reduction in total selling and administrative expense, as a percentage of revenue, selling and administrative expenses increased from 3.0% in 2008 to 5.4% in 2009 primarily due to the decrease in shipment volume of the Company’s products.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Depreciation: Depreciation expense for the year ended December 31, 2009 decreased $5.6 million when compared to the year ended December 31, 2008.
Amortization of intangibles: Amortization expense for the year ended December 31, 2009 decreased $37.2 million when compared to the year ended December 31, 2008. The decrease in amortization for the year ended December 31, 2009 is primarily related to a reduction in the amortization of the Chaparral customer relationships intangible asset partially offset by the inclusion of the amortization associated with customer relationship and contract backlog intangible assets acquired through the CSI acquisition for the entire period. The Chaparral customer relationship intangible asset is amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time.
Impairment of goodwill: The Company did not have an impairment of goodwill for the year ended December 31, 2009. During the year ended December 31, 2008, the Company incurred a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. See “Critical Accounting Estimates and Assumptions” herein, for an explanation of the Company’s goodwill impairment analysis.
Facility closure costs: During 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities. The Company recorded a $115.0 million pre-tax charge for the year ended December 31, 2009 related to these actions. The pre-tax charge consisted primarily of charges for the write-down of property, plant and equipment of $81.9 million and certain inventory of $11.7 million. The remaining charges incurred consisted of employee severance costs of $5.0 million, a pension curtailment charge of $4.0 million and other facility closure expenses of $12.4 million.
Loss from operations: As a percentage of net sales, loss from operations for the year ended December 31, 2009 was 2.1% compared to 1.6% for the year ended December 31, 2008. The increase in loss from operations is primarily attributable to the decrease in net sales revenue, increase in cost of sales as a percentage of sales, and the facility closure costs noted above.
(Loss) Income from 50% owned joint ventures: Losses from the Company’s 50% owned joint ventures were $4.7 million for the year ended December 31, 2009 compared to income of $45.0 million for the year ended December 31, 2008. This decrease was primarily attributable to a decrease in the Company’s Gallatin Steel Company joint venture’s average net selling price and shipment volume driven by the global economic downturn in demand for steel. Shipment volume decreased approximately 18.4% in comparison to 2008 while selling prices decreased approximately 40.5% in comparison to the same period.
Interest expense – non-affiliated, and affiliated, interest income and other expense on debt: Interest expense – non-affiliated, interest expense – affiliated, interest income and other expense on debt, including amortized deferred financing costs, decreased $6.5 million for the year ended December 31, 2009 compared to the year ended December 31, 2008. The decrease in total interest expense is primarily due to a reduction in the floating interest rate of the Company’s Term Loan Facility along with a decrease in interest expense on the Senior Notes that were redeemed in August 2009 partially offset by interest expense recorded on the affiliated loan agreement entered into in December 2009. During 2009 interest income decreased due to a reduction in cash investment yields along with a shift by the Company to shorter term government investments that yield a lower rate of return. Amortization of deferred financing fees increased due to the writeoff of deferred financing fees associated with the termination of the $950 million asset-based revolving credit facility and the early partial repayment of the Term Loan Facility. Also contributing to the increase in amortization were the fees paid by the Company for the amendment of the Term Loan Facility. See “Credit Facilities and Indebtedness” herein for additional explanation.
Foreign exchange loss (gain), net: Foreign exchange losses for the year ended December 31, 2009 were $37.9 million compared to a foreign exchange gain of $21.7 million for the year ended December 31, 2008. Transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. The foreign exchange loss during the year ended December 31, 2009 is primarily attributable to the strengthening of the Canadian dollar in comparison to the U.S. dollar.
Realized (gain) loss on investments, net: In past years, auctions for certain auction rate securities failed auction because sell orders exceeded buy orders. As a result, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities or the securities mature beginning in 2025. During the year ended December 31, 2009, the Company was able to sell certain of its auction rate securities for $7.9 million in cash resulting in a $4.0 million realized gain. Although it is the Company’s intention to sell its remaining auction rate securities when liquidity returns to the market for these securities, these investments are classified as a non-current asset. The Company’s entire long-term investment portfolio at December 31, 2009, consisted of such auction rate securities. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilized
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of the Company’s analysis of other-than-temporary impairment factors, it also recorded a pre-tax other-than-temporary impairment of approximately $0.8 million for the year ended December 31, 2009, related to these auction rate securities. For the year ended December 31, 2008, the Company recorded a pre-tax other-than-temporary impairment of approximately $60.0 million related to these auction rate securities. These securities will be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classification. See “Critical Accounting Estimates and Assumptions” herein for an explanation of the Company’s long-term investment policy.
Income taxes: The Company’s effective income tax rate was approximately (43.9)% and 99.8% respectively for the years ended December 31, 2009 and 2008. The 2009 rate represents a high recovery due to the impact of a largely fixed amount of tax exempt income on a relatively low level of pre-tax income which was partially offset by a valuation allowance of $20.8 million that was recorded to reduce its deferred tax assets to an amount that is more likely than not to be realized. The effective tax rate for the year ended December 31, 2008 was unfavorably impacted by the non-deductible impairment of goodwill in the Long Products reporting unit and writedown of auction rate securities. The Company’s effective tax rate before these charges was 29.7% in 2008. As of December 31, 2009, the total valuation allowance was $56.0 million.
Segments: Gerdau Ameristeel is organized with two operating segments, mini-mills and downstream.
Mini-mills segment sales were $3.6 billion for the year ended December 31, 2009, compared to $7.7 billion for the year ended December 31, 2008. Mini-mill segment sales include sales to the downstream segment of $494.2 million and $937.9 million for the years ended December 31, 2009 and 2008, respectively. Mini-mill segment loss from operations for the year ended December 31, 2009 was $140.5 million compared to $45.7 million for the year ended December 31, 2008. The decrease in mini-mill segment income from operations for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is primarily the result of the decreased external shipments and selling prices due to the global liquidity crisis and related downturn in economic activity and facility closure costs noted above.
Downstream segment sales were $1.1 billion for the year ended December 31, 2009, compared to $1.8 billion for the year ended December 31, 2008. Downstream segment income from operations was $56.6 million for the year ended December 31, 2009 compared to a loss from operations of $31.9 million for the year ended December 31, 2008, an increase of $88.5 million, which was primarily attributable to the $83.6 million non-cash goodwill impairment charge recorded in the PCS reporting unit in 2008. The downstream segment also benefited from the positive impact of a reduction in the market price of steel transferred from the mills which was offset by the reduction in shipment volume in 2009. Due to the contract nature of this segment it tends to have a backlog of work to be completed over a period of up to 24 months. As a result, the economic downturn did not impact the level of downstream shipments until the second half of 2009, however the order backlog for this segment has continued to diminish and further volume reduction could occur in this segment.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Non-GAAP Financial Measures
Non-GAAP Adjusted Net (Loss) Income: Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share, which excludes the impact of the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the realized (gain) loss on investments, is a non-GAAP financial measure. Management believes that it is useful as a supplemental measure in assessing the operating performance of the business. The measure is used by the Company to evaluate business results. The Company excludes the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and the realized (gain) loss on investments because it believes they are not representative of the ongoing results of operations of the Company’s business. Below is a reconciliation of this non-GAAP measure to net (loss) income for the periods indicated, excluding the impairment of goodwill, facility closure costs, the loss on extinguishment of debt, writedown of deferred financing costs and realized (gain) loss on investments.

(US$ in thousands,
except earnings per share data)	For the Year		For the Year
Reconciliation of net loss	Ended - Unaudited		Ended - Unaudited
to Non-GAAP Adjusted	December 31, 2009	Diluted EPS	December 31, 2008	Diluted EPS
Net (Loss) Income:
Net loss attributable to Gerdau Ameristeel & Subsidiaries	$(161,716)	$(0.37)	$(587,407)	$(1.36)
Adjustment for impairment of goodwill	—	—	1,278,000	2.96
Adjustment for income tax on impairment of goodwill	—	—	(32,620)	(0.07)
Adjustment for facility closure costs	115,033	0.26	—	—
Adjustment for income tax on facility closure costs	(36,723)	(0.09)	—	—
Adjustment for loss on extinguishment of debt	11,877	0.03	—	—
Adjustment for income tax on loss on extinguishment of debt	(7,518)	(0.02)	—	—
Adjustment for writedown of deferred financing costs	12,158	0.03	—	—
Adjustment for income tax on writedown of deferred financing costs	(4,667)	(0.01)	—	—
Adjustment for realized (gain) loss on investments, net	(3,244)	(0.01)	59,977	0.14
Adjustment for income tax on realized (gain) loss on investments, net	1,548	0.01	—	—
Non-GAAP Adjusted Net (Loss) Income and (loss) earnings per share	$(73,252)	$(0.17)	$717,950	$1.67
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

EBITDA: EBITDA is calculated by adding loss before interest and other expense on debt, taxes, depreciation, amortization, realized gain (loss) on investments, net, cash distributions from 50% owned joint ventures, impairment of goodwill, facility closure costs, loss on extinguishment of debt and foreign exchange gain/loss, net and deducting interest income and income from 50% owned joint ventures. Management believes EBITDA, a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net loss for the years ended December 31, 2009 and 2008 is shown below:

	For the Year Ended	For the Year Ended
(US$ in thousands)	December 31, 2009	December 31, 2008
Net loss	$(164,273)	$(575,455)
Income tax (benefit) expense	(128,576)	287,440
Interest expense — non-affiliated	132,166	165,607
Interest expense — affiliated	3,772	—
Interest income	(5,040)	(14,921)
Depreciation	214,106	219,667
Amortization of intangibles	65,736	102,959
Impairment of goodwill	—	1,278,000
Facility closure costs	115,033	—
Amortization of deferred financing costs	24,274	10,951
Loss on extinguishment of debt	11,877	—
(Loss) income from 50% owned joint ventures	4,692	(45,005)
Cash distribution from 50% owned joint ventures	11,828	41,829
Foreign exchange (gain) loss, net	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	59,977
EBITDA	$320,265	$1,509,367
LIQUIDITY AND CAPITAL RESOURCES
The Company’s operations require substantial cash for working capital, capital expenditures, debt service, pensions and dividends. The Company has met its liquidity requirements primarily with cash provided by operations, issuances of common stock and long-term borrowings.
As of December 31, 2009, the Company had $656.3 million of cash and short-term investments and approximately $420.2 million available under the Senior Secured Credit Facility (see Credit Facilities and Indebtedness section herein for an explanation of the availability calculation) which results in a total liquidity position of approximately $1.1 billion. During 2010, the Company anticipates being able to generate sufficient cash flow from operations to fund its investing and financing requirements.
CASH FLOWS
Operating activities: Net cash provided by operations for the year ended December 31, 2009 was $754.0 million compared to $768.0 million for the year ended December 31, 2008. For the year ended December 31, 2009, accounts receivable provided $227.3 million of cash primarily due to decreased sales during the fourth quarter 2009 in comparison to the fourth quarter of 2008. Inventory provided $433.7 million of cash primarily due to decreased raw material pricing and the Company’s efforts to reduce inventory levels. Liabilities used $140.0 million due to the slowdown in operations during 2009. Additionally, a significant use of the Company’s cash, which is included in its operating activities, is the funding of its pension benefit obligations. During the year ended December 31, 2009, the Company contributed $75.5 million to its defined benefit pension plans.
Investing activities: Net cash provided by investing activities was $120.9 million for the year ended December 31, 2009 compared to $656.3 million of cash used in the year ended December 31, 2008. For the year ended December 31, 2009, cash paid for the purchase of investments was $632.2 million, capital expenditures aggregated $78.1 million, and cash received from the sale of investments was $831.1 million. For the year ended December 31, 2008, cash paid for the acquisitions of CSI, Hearon, Metro, SSMP and increased ownership of PCS was $287.6 million, purchases of investments were $207.5 million and capital expenditures totalled $168.1 million.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Financing activities: Net cash used by financing activities was $751.8 million in the year ended December 31, 2009 compared to $148.2 million in the year ended December 31, 2008. For the year ended December 31, 2009, the Company used cash to repay its Senior Notes which used $412.3 million, payments on the Company’s Term Loan Facility which used $910.0 million, the payment of dividends which used $8.6 million, payments of financing costs which used $21.9 million, distributions to noncontrolling interest which used $4.2 million, and other non-affiliated debt related payments which used $5.2 million. These were offset by receipt of $610.0 million the Company received from entering into a loan agreement with a subsidiary of Gerdau S.A.
During 2009, the Company declared and paid cash dividends of $.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders. The principal component of financing activities in 2008 was the payment of dividends.
OUTSTANDING SHARES
As of March 23, 2010, the Company had 433,458,661 common shares outstanding.
CREDIT FACILITIES AND INDEBTEDNESS
The following is a summary of existing credit facilities and other long term debt:
NON-AFFILIATED DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between five and six years from the September 14, 2007 closing date. As of December 31, 2009, Tranche A, B, and C had outstanding amounts of $565 million, $1.0 billion, and $125 million respectively. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility increases by 0.25%. At December 31, 2009 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provided temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of December 31, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 4.0:1.0. For the year ended December 31, 2009, Gerdau S.A.’s consolidated EBITDA was R$3.8 billion and net interest expense was R$1.0 billion. As of December 31, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.5:1.0 and consolidated net debt was R$9.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s interest payments on March 10, 2010 and September 10, 2010, will be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Term Loan Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at December 31, 2009.
During 2009, the Company used cash and proceeds from debt issuances to repay $910 million of the Term Loan Facility.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of December 31, 2009, excess availability under the Senior Secured Credit Facility was $501.5 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at December 31, 2009.
At December 31, 2009 and 2008, there were no loans outstanding under these facilities, and there were $66.3 million and $74.9 million, respectively, of letters of credit outstanding under these facilities. Based upon available collateral under the terms of the agreement, at December 31, 2009 and 2008, approximately $420.2 million and $759.6 million, respectively, were available under the Senior Secured Credit Facilities, net of outstanding letters of credit.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at the Redemption Price. The Company funded the Redemption Price of approximately $412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the year ended December 31, 2009.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRBs”) outstanding at December 31, 2009 and 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

September 2002, which was subsequently repaid during 2009. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into an IRB for the Jacksonville, Florida facility in the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. At December 31, 2009 and 2008, the loan amount outstanding was $13.9 million and $15.4 million, respectively. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of December 31, 2009, Shareholders’ Equity was $2.9 billion and the Shareholders’ Equity to Total Asset ratio was 0.7:1.0.
AFFILIATED DEBT
In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010. The Company used the net proceeds of the loan to prepay $610 million of debt outstanding pursuant to the Term Loan Facility. The Company had $610 million recorded in Long-term Debt – Affiliated and $3.8 million in Accrued interest — affiliated at December 31, 2009.
CAPITAL EXPENDITURES
The Company spent $78.1 million on capital projects in the year ended December 31, 2009 compared to $168.1 million in the year ended December 31, 2008. The most significant projects include a new finishing end at the Wilton, Iowa mill; a furnace fume control system upgrade and transformer rebuild at the Cartersville, Georgia mill; costs related to a new finishing end and melt shop expansion at the Jacksonville, Florida mill; installation of bar gauge measurement systems at both the Midlothian, Texas and Petersburg, Virginia mills, the purchase of formerly leased properties at nine of the Company’s downstream locations and IT systems upgrades.
OFF - BALANCE SHEET ARRANGEMENTS
The Company does not have off-balance sheet arrangements, financings or other relationships with unconsolidated special purpose entities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

CONTRACTUAL OBLIGATIONS
The following table represents the Company’s contractual obligations as of December 31, 2009.

		Less than	More than 1,	More than 3,	More than
(US$ in thousands)	Total	one Year	less than 3 Years	less than 5 Years	5 Years
Long-term debt — non-affiliated (1)	$1,750,775	$3,174	$1,196,181	$508,420	$43,000
Interest — non-affiliated (2)	237,655	75,823	113,761	20,418	27,653
Long-term debt — affiliated (1)	610,000	—	—	—	610,000
Interest — affiliated	491,282	30,579	96,990	96,990	266,723
Operating leases (3)	105,707	21,757	37,430	31,131	15,389
Capital expenditures (4)	37,037	23,704	13,333	—	—
Unconditional purchase obligations (5)	127,338	127,338	—	—	—
Pension funding obligations (6)	71,074	71,074	—	—	—
Total contractual obligations	$3,430,868	$353,449	$1,457,695	$656,959	$962,765

(1)	Total amounts are included in the December 31, 2009 Consolidated Balance Sheet.

(2)	Interest payment obligations include actual interest and estimated interest for floating-rate debt based on outstanding long-term debt at December 31, 2009. Interest includes the impact of the Company’s interest rate swap which is recorded as an other long-term liability as of December 31, 2009.

(3)	Includes minimum lease payment obligations for equipment and real property leases in effect as of December 31, 2009.

(4)	Purchase obligations for capital expenditure projects in progress.

(5)	A majority of these purchase obligations are for inventory and operating supplies and expenses used in the ordinary course of business.

(6)	Pension plan and other post retirement plan contributions beyond 2009 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Continued volatility in the global financial markets could have an unfavorable impact on the Company’s future pension funding obligations as well as net periodic benefit cost.
As of December 31, 2009, the Company had $24.6 million of unrecognized tax benefits not included in the contractual obligations table. Based on the uncertainties associated with the settlement of these items, the Company is unable to make reasonably reliable estimates of the period of the potential cash settlements, if any, with taxing authorities.
OUTLOOK
While 2009 was a challenging year for the steel industry, the Company took a number of actions to better position itself for the future. In regards to the Company’s operations, reductions were made to its cost structure and processes were implemented to better maximize productivity across its network of facilities and the Company worked very closely with its customer base during these difficult times to enhance long-term relationships. From a financial standpoint, using its significant cash generation, the Company improved the strength of its balance sheet by reducing its debt by $709 million and extending maturities.
Some of the benefits of these actions were evidenced in the fourth quarter 2009 results. By focusing on what the Company can control, when comparing the fourth quarter of 2009 to the same period of 2008, the Company improved EBITDA by $24 million despite facing a decline in selling prices and shipment volumes of 33% and 4%, respectively. The Company is proud that these successes were achieved as a result of the dedication of its teams delivering exceptional performance during these difficult times.
While minimal stimulus money was spent during 2009, the Company believes that more infrastructure projects will be undertaken during 2010. In addition, there are certain segments such as the nuclear power industry which the Company believes will begin committing significant investment to modernize the aging infrastructure in North America. The Company believes that these factors along with low customer inventory levels and increases in shipments and selling prices that have occurred since the end of 2009, give reason to enter 2010 with optimism for a better year.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

SELECTED CONSOLIDATED FINANCIAL INFORMATION
The selected consolidated financial data below is presented in U.S. GAAP.
(US$ in thousands, except per share data)
ANNUAL RESULTS

Years Ended December 31,	2007	2008	2009
Net sales	$5,806,593	$8,528,480	$4,195,723
Net income (loss) attributable to Gerdau Ameristeel & Subsidiaries	537,869	(587,407)	(161,716)
Earnings (Loss) per common share, basic	1.66	(1.36)	(0.37)
Earnings (Loss) per common share, diluted	1.65	(1.36)	(0.37)
Total assets	8,428,520	7,270,055	6,366,965
Total long-term debt	3,055,431	3,069,887	2,360,775
Cash dividends per common share	0.35	0.33	0.02
The Company’s financial results for 2007 and the first half of 2008 reflect the following general trends: rising raw material costs with a corresponding rise in selling prices realized from both mill external steel sales and fabricated steel sales, and rising production and sales volumes as a result of the growth through acquisitions through 2008. The results of Chaparral have been included since the date of acquisition, September 14, 2007. In the second half of 2008 the Company began to experience reduced demand and shipment volume due to the global economic downturn. As a result, the Company recorded a $1.3 billion goodwill impairment at the end of 2008. The economic downturn persisted during 2009, resulting in continued weak demand, further reduced shipment volume and lower raw material costs with a corresponding decrease in selling prices.
QUARTERLY RESULTS

	March 31,	June 30,	September 30,	December 31,
2009
Net sales	$1,037,699	$1,035,964	$1,146,134	$975,926
Cost of sales	930,877	906,457	932,822	885,927
Net loss attributable to Gerdau Ameristeel & Subsidiaries	(32,676)	(57,580)	(25,366)	(46,094)
Earnings (Loss) per common share, basic	(0.08)	(0.13)	(0.06)	(0.11)
Earnings (Loss) per common share, diluted	(0.08)	(0.13)	(0.06)	(0.11)

2008
Net sales	$2,031,662	$2,545,810	$2,514,412	$1,436,596
Cost of sales	1,600,627	1,980,192	1,878,579	1,340,029
Net income (loss) attributable to Gerdau Ameristeel & Subsidiaries	163,008	262,107	316,898	(1,329,420)
Earnings (loss)per common share, basic	0.38	0.61	0.73	(3.08)
Earnings (loss) per common share, diluted	0.38	0.60	0.73	(3.08)
FOURTH QUARTER RESULTS
The three months ended December 31, 2009 generated a net loss of $46.1 million, compared to a net loss of $1.3 billion for the same period in the prior year. Included within fourth quarter 2009 results is a $12.2 million writedown of deferred financing costs, a $3.2 million net gain on the sale of investments and $7.2 million of income contributed by the Company’s joint ventures. Included within fourth quarter 2008 earnings is a $1.3 billion non-cash goodwill impairment charge and a pre-tax charge of $38.7 million to write down the value of certain of the Company’s inventory to its current market value. In addition, Gallatin recorded a pre-tax charge of $50.2 million to write its inventory down to market value. The results for the three months ended December 31, 2008 include the Company’s 50% portion of this writedown.
Net sales decreased 28.6% from $1.4 billion for the three months ended December 31, 2008 as both finished steel shipments and weighted average selling price decreased in comparison to the same period in the prior year. For the three months ended December 31, 2009, total finished steel shipments of 1.3 million tons and weighted average selling price of $605 per ton decreased 4.1% and 32.9%, respectively, from the same period of time in the prior year. The decline in weighted average selling price of $296 per ton was
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

partially offset by a decline in scrap costs of $48 per ton resulting in a decrease in metal spread of $248 per ton from the three months ended December 31, 2008. For the three months ended December 31, 2009, production levels increased 23.4% in comparison to production levels for the same period of time in 2008. As a result of the increased production levels and the Company’s significant cost cutting initiatives, manufacturing cost decreased $161 per ton, or 32.9% for the three months ended December 31, 2009, compared to the three months ended December 31, 2008.
The quarterly trends indicate continued suppressed demand due to the global economic uncertainty which resulted in decreases in shipments, selling prices and metal spreads. Net Sales and Loss per common share, basic and diluted, for the three months ended December 31, 2009 were in line with the previous quarters in 2009 reflecting the continued impact of the current global economic uncertainty.
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
JOINT VENTURES AND OTHER INVESTMENTS
The Company’s investment in Pacific Coast Steel (“PCS”), an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
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
INVENTORIES
Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. Mill rolls are included as consumables, which are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

LONG-TERM INVESTMENTS
In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2009, the Company held auction rate securities classified as long-term investments with a fair market value of $28.5 million and a cost basis of $91.3 million. These securities are analyzed each reporting period for possible other-than-temporary impairment factors and appropriate balance sheet classifications. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of marketable securities and auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. These investments have been categorized as long-term at December 31, 2009.
FAIR VALUE MEASUREMENT
Effective January 1, 2008, the Company adopted FASB ASC Topic 820 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2009 and 2008, the Company had certain assets and liabilities that were required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments consisted of U.S. government treasury bills, U.S. government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. The fair values of the U.S. and Canadian government treasury bills were determined based on observed prices in publicly quoted markets. Therefore the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
The Company’s auction rate security instruments, which were classified as long-term investments at December 31, 2009, are reflected at fair value. The fair values of these securities were estimated utilizing valuation models including those based on expected cash flow schemes and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consisted of interest rate swaps. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
GOODWILL
Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of December 31, 2009 and 2008, include the Long Products reporting unit, which consists of all facilities within the steel mills segment and the PCS and Rebar Fabrication Group reporting units within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
December 31, 2009 Impairment Test:
Based on the Company’s revised outlook for the economic recovery which the Company believes will stimulate incremental demand for its products, the Company concluded this significant revision was enough to require the Company to perform a goodwill impairment analysis as of December 31, 2009:
Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: (1) a discount rate of 12.5% using a mid-year convention and; (2) an expected future growth rate of 2% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of December 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as of December 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $1.6 billion (35% of its carrying value), $90 million (60% of its carrying value) and $60 million (22% of its carrying value), respectively.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of December 31, 2009. Based on this reconciliation, the implied control premium was 36%. The Company concluded a 36% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
The Company performed a sensitivity analysis for both the discount rate and terminal growth rate assumptions as they are key components of the concluded fair value. Assuming an increase in the discount rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (32% of its carrying value), $81 million (53% of its carrying value) and $40 million (15% of its carrying value), respectively. Assuming a decrease in the terminal growth rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (34% of its carrying value), $81 million (53% of its carrying value) and $50 million (18% of its carrying value), respectively.
Other 2009 Impairment Tests:
The Company was required to perform a goodwill impairment test as of May 31, 2009 due to certain triggering events and another impairment test as of July 1, 2009 to comply with its accounting policy of testing goodwill at least annually in the third quarter. For both tests, Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
December 31, 2008 Impairment Test:
Based on a combination of factors, including the economic environment in 2008 and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and the PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earning margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and the PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However a tax benefit was recorded related to the PCS reporting unit impairment charge.
INTANGIBLE ASSETS
Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. As of December 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second and fourth quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” below.
LONG-LIVED ASSETS
The Company is required to assess potential impairments of long-lived assets in accordance with FASB ASC Topic 360, “Property, Plant, and Equipment”, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based upon the most recent information available. Estimated fair market value is generally measured by discounting estimated future cash flows developed by management. Long-lived assets
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

that are held for disposal are recorded at the lower of the carrying value or the fair market value less the estimated cost to sell. The Company’s long-lived assets primarily include property, plant and equipment used in operations, property held for sale and intangible assets.
As discussed under “Results of Operations – Facility Closure Costs”, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility which was closed was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the year ended December 31, 2009, the Company recorded an impairment charge of $81.9 million, related to the property, plant and equipment at these facilities. Additionally, as a result of certain triggering events, the Company performed an impairment test for all other asset groups as of May 31, 2009 and as of December 31, 2009. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment test as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. For each test, the expected future cash flows forecast developed by management was a key estimate used in the impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups as of the testing date.
ACCOUNTING FOR INCOME TAXES
The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes”. Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome will not be materially different from that which is reflected in the income tax provisions and accruals.
The Company has recorded deferred tax assets related to domestic and foreign tax loss carry-forwards. Limitations on the utilization of these tax assets may apply and the Company may in the future provide a valuation allowance to reduce certain of these deferred tax assets if it concludes that it is more likely than not that the deferred tax assets will not be fully realized. Excluding the impact of the non-deductible impairment of goodwill and writedown of the auction rate securities noted above, a one-percentage point change in the Company’s reported effective income tax rate would have the effect of changing income tax expense by approximately $3.0 million in 2009.
DERIVATIVES
The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. As of December 31, 2009 and 2008, the Company’s hedges are designated and qualify for accounting purposes as hedges of the variability of future cash flows from floating rate liabilities due to the risk being hedged (“Cash Flow Hedges”). For these cash flow hedges, effectiveness testing and other procedures required to ensure the ongoing validity of the hedges are performed monthly.
The Company applies cash flow hedge accounting to interest rate swaps designated as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense – non-affiliated consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to Interest expense – non-affiliated.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
PENSIONS AND POSTRETIREMENT BENEFITS
Primary actuarial assumptions are determined as follows:
▪	The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of assets in the plans. A one-percentage point variation in the rate of return on plan assets would result in a change to pension expense of approximately $5.7 million. The rate is impacted by changes in general market conditions, but because it represents a long-term rate, it is not significantly impacted by short-term market swings. Changes in the allocation of plan assets would also impact this rate.

▪	The assumed discount rate is used to discount future benefit obligations back to today’s dollars. The discount rate is as of the measurement date, December 31, and is sensitive to changes in interest rates. A one-percentage point decrease in the discount rate would result in an increase of approximately $13.3 million in pension expense, whereas a one-percentage point increase would have resulted in a decrease of approximately $9.5 million.

▪	The expected rate of compensation increase is used to develop benefit obligations using projected pay at retirement. This rate represents average long-term salary increases and is influenced by the Company’s long-term compensation policies. A one-percentage point decrease in the rate would result in a decrease in the Company’s pension expense of approximately $3.1 million, whereas a one-percentage point increase would have resulted in an increase of approximately $3.7 million.

▪	The assumed health care trend rate represents the rate at which health care costs are assumed to increase and is based on historical and expected experience. Changes in projections of future health care costs due to general economic conditions and those specific to health care will impact this trend rate. A one-percentage point increase in the assumed health care trend rate would result in an increase in the Company’s post retirement medical expense of approximately $1.4 million, whereas a one-percentage point decrease would result in a decrease of approximately $1.1 million.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FAS 162,” which was primarily codified into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”) which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments – Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments”, which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation – Retirement Benefits,“ which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The adoption of this guidance did not have an impact in the Company’s consolidated financial statements; however see Note 11 to the consolidated financial statements for the Company’s disclosures to comply with this guidance.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820 which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements — an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non-controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements.
In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles – Goodwill and Other”. This guidance amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6 “Improving Disclosures About Fair Value Measurements”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of level 1 and level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a significant impact on its consolidated financial statements, however it will require additional disclosures.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. In accordance with the approval granted by the Canadian securities regulatory authorities, the Company has adopted IFRS as of January 1, 2010.
INITIAL ADOPTION OF IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first quarter of 2010 which will be the first period the Company will report under IFRS, it will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
OPTIONAL EXEMPTIONS
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.
Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date that its majority shareholder, Gerdau S.A., adopted IFRS. In accordance with IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i) the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or
(ii) the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
MANDATORY EXCEPTIONS
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
IMPACT OF IFRS ON FINANCIAL REPORTING
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. The Company has currently estimated that the impact of its IFRS adoption to total shareholders’ equity as of December 31, 2009 and January 1, 2009 will be a decrease of less than two percent. Additionally, the Company has estimated the impact to its net loss for the year ended December 31, 2009 will be a reduction of the loss (increase to income) of approximately $30 million. A significant driver of this impact on the Company’s net loss is related to the difference between US GAAP and IFRS for postretirement benefits as described in (f) below.
To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS.
(a) Impairment of goodwill
US GAAP – US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS – IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP – A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.
IFRS – IAS 36 requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value. Impaired assets, other than goodwill, are assessed in subsequent years for indications that the impairment may have reversed. An impairment reversal is limited to the amount that would have been recognized had the original impairment not occurred.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under
IAS 36.
(c) Stock-based compensation
US GAAP – The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS – Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations – redeemable noncontrolling interest
US GAAP – A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS – IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the PCS 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Provisions
US GAAP – US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS – IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(f) Postretirement benefits
US GAAP – The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS – The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(g) Facility closure costs
US GAAP – US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS – IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

For the year ended December 31, 2009, the difference between US GAAP and IFRS related to the recognition of the Company’s facility closure costs exists only between interim periods. Therefore, the Company anticipates no differences between amounts recognized for US GAAP and IFRS for the full year 2009.
(h) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(i) Interim periods – pension valuation
US GAAP – Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS – Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.
(j) Deferred financing costs
US GAAP – Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS – IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(l) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

SUBSEQUENT EVENTS
In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”), which is subject to shareholder approval. In connection with the proposed adoption of the EIP, the Human Resources Committee terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under this plan.
The EIP is designed to provide awards as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in Common Shares, awards may be settled in cash or Common Shares. The maximum number of Common Shares issuable under the EIP is 16,000,000.
For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a Common Share on the date of the award, as defined in the EIP. The vesting period for options and SARs is determined by the Human Resources Committee at the time of grant. Options and SARs have a maximum term of 10 years. No more than 8,000,000 Common Shares may be issued under the EIP pursuant to SARs granted on a stand alone basis.
With respect to any award made in the form of DSUs, RSUs or PSUs, the number of Common Shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000 Common Shares may be issued pursuant to DSUs and no more than 2,500,000 Common Shares may be issued pursuant to RSUs.
On March 12, an award of approximately $11.8 million was granted to participants under the EIP for 2010 performance, subject to shareholder approval of the EIP. Participants: (i) below a specified pay grade received their award in the form of SARs settled in Common Shares that vest ratably over five years, and (ii) above a specified salary grade received their award (a) 25% in the form of SARs settled in Common Shares that vest ratably over five years, (b) 25% in RSUs settled in Common Shares that vest ratably over five years, and (c) 50% in PSUs settled in Common Shares that cliff vest after five years subject to the achievement of certain annual targets. In addition, in order to take account of the difference between the four year vesting period for awards under the LTIP and the five year vesting period for the 2010 award under the EIP, in 2010 the Human Resource Committee made a one time award of RSUs that cliff vest after four years to participants above a specified salary grade. The Company issued 1,728,689 SARs, 277,621 RSUs, and 396,602 PSUs under this plan. This award is being accrued over the vesting periods.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
A significant factor in the worldwide strengthening of steel pricing over the past several years has been the significant growth in steel consumption in China, which at times has outpaced that country’s manufacturing capacity to produce enough steel to satisfy its own needs. At times this has resulted in China being a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A reduction in China’s economic growth rate with a resulting reduction of steel consumption, coupled with China’s expansion of steel-making capacity, could have the effect of a substantial weakening of both domestic and global steel demand and steel pricing. Moreover, many Asian and European steel producers that had previously shipped their output to China may ship their steel products to other markets in the world including the North American market, which could cause a material erosion of margins through a reduction in pricing.
The Company’s participation in the consolidation of the steel industry could adversely affect the business.
The Company believes that there continues to be opportunity for future growth through selective acquisitions, given the pace
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
Future acquisitions may be required for the Company to remain competitive, and there can be no assurance that it can complete any such transactions on favorable terms or that it can obtain financing, if necessary, for such transactions on favorable terms. The Company also cannot assure you that future transactions will improve its competitive position and business prospects as anticipated; if they do not, the Company’s results of operations may be materially adversely affected.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
The Company had $1.7 billion of net indebtedness as of December 31, 2009. The Company’s degree of leverage could have important consequences, including the following:
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
The Term Loan Facility entered into to finance the acquisition of Chaparral requires Gerdau S.A. and its subsidiaries, including the Company, on a consolidated basis to maintain certain debt to last-twelve-months trailing EBITDA and EBITDA to interest ratios, as of the last day of each fiscal quarter. In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on certain of the loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. The Term Loan Facility also contains customary covenants restricting the Company’s ability, including the ability of two of the Company’s subsidiaries, Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on the Company’s assets, enter into certain transactions with affiliates and enter into certain merger transactions. A default under the Term Loan Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated. In June 2009, the Company entered into an amendment which provides temporary flexibility with respect to the Term Loan Facility’s covenants through September 30, 2010. However, there is no assurance that future amendments will be granted by the lenders, if required.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

The $610.0 million loan from a subsidiary of Gerdau S.A. (the “GHI Loan”) is guaranteed by the Company’s U.S. operating subsidiaries and contains customary covenants that limit the ability of the borrower and the guarantors to incur additional liens on their respective assets or enter into sale leaseback transactions. A default under the GHI Loan would also trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due and the Company’s existing credit facilities could be terminated.
The Senior Secured Credit Facility also contains customary covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional secured debt, make acquisitions and other investments, issue redeemable stock and preferred stock, pay dividends on the Common Shares, modify or prepay other indebtedness, sell or otherwise dispose of certain assets and enter into mergers or consolidations. These covenants may limit the Company’s flexibility in the operation of the business. A default under the Senior Secured Credit Facility could trigger certain cross default provisions contained in the Company’s other debt instruments with the result that substantially all of the Company’s debt could become due.
Environmental and occupational health and safety laws and regulations affect the Company and compliance may be costly and reduce profitability.
The Company is required to comply with an evolving body of environmental and occupational health and safety laws and regulations (“EHS Laws”), most of which are of general application but result in significant obligations in practice for the steel sector. These laws and regulations concern, among other things, air emissions, discharges to soil, surface water and ground water, noise control, the generation, handling, storage, transportation, and disposal of hazardous substances and wastes, the clean-up of contamination, indoor air quality and worker health and safety. These laws and regulations vary by location and can fall within federal, provincial, state or municipal jurisdictions. There is a risk that the Company has not been or, in the future, will not be in compliance with all such requirements. Violations could result in penalties or the curtailment or cessation of operations, any of which could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
For example, the Company is required to comply with a variety of EHS Laws that restrict emissions of air pollutants, such as lead, particulate matter and mercury. Because the Company’s manufacturing facilities emit significant quantities of air emissions, compliance with these laws does require the Company to make investments in pollution control equipment and to report to the relevant government authority if any air emissions limits are exceeded. The government authorities typically monitor compliance with these limits and use a variety of tools to enforce them, including administrative orders to control, prevent or stop certain activities; administrative penalties for violating certain EHS Laws; and regulatory prosecutions, which can result in significant fines and (in relatively rare cases) imprisonment. The Company is also required to comply with a similar regime with respect to its wastewater or stormwater discharges. EHS Laws restrict the type and amount of pollutants that Company facilities can discharge into receiving bodies of waters, such as rivers, lakes and oceans, and into municipal sanitary and storm sewers. Government authorities can enforce these restrictions using the same variety of tools noted above. The Company has installed pollution control equipment at its manufacturing facilities to address emissions and discharge limits, and has an environmental management system in place designed to reduce the risk of non-compliance.
EHS Laws relating to health and safety may also result in significant obligations for the Company. The Company’s manufacturing operations involve the use of large and complex machinery and equipment and the consequent exposure of workers to various potentially hazardous substances. As a consequence, there is an inherent risk to the health and safety of the Company’s workers. From time to time, workplace illnesses and accidents, including serious injury and fatalities, do occur. Any serious occurrences of this nature may have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Other EHS Laws regulate the generation, storage, transport and disposal of hazardous waste. The Company generates certain wastes, including electric arc furnace (“EAF”) dust and other contaminants, some of which are classified as hazardous, that must be properly controlled and disposed of under applicable EHS Laws. Hazardous waste laws require that hazardous wastes be transported by an approved hauler and delivered to an approved recycler or waste disposal site and, in some cases, treated to render the waste non-hazardous prior to disposal. The Company has in place a system for properly handling, storing and arranging for the disposal of the wastes it produces, but non-compliance remains an inherent risk, and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
Certain EHS Laws imp ose joint and several liability on certain classes of persons for the costs of investigation and clean-up of contaminated properties. Liability may attach regardless of fault or the legality of the original contaminating event (including off-site disposal). Some of the Company’s present and former facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require clean-up. The Company could be liable for the costs of
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

such clean-ups. Clean-up costs for any contamination, whether known or not yet discovered, could be substantial and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company has estimated clean-up costs based on a review of the anticipated remediation activities to be undertaken at each of its known contaminated sites. Although the ultimate costs associated with such remediation are not precisely known, the Company has estimated the present value of the total remaining costs as of December 31, 2009 to be approximately $19.3 million, with these costs recorded as a liability in the Company’s financial statements.
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
Laws and regulations intended to reduce greenhouse gases and other air emissions may be enacted in the future and could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company anticipates that its Canadian and U.S. operations will, in the future, be affected by federal, provincial, and state level climate change initiatives intended to address greenhouse gases and other air emissions. Canadian provincial governments are also implementing other legislative measures, some that have recently taken effect and others planned for the relatively near term. One of the effects of this growing body of legal requirements is likely to be an increase in the cost of energy. Certain state governments in the United States, including California, and growing coalitions of Western and Northeastern/mid-Atlantic states, are also taking active steps to achieve greenhouse gas emission reductions, and the federal government is moving in a similar direction. In particular, various pieces of federal legislation that would limit greenhouse gas emissions have been introduced in the U.S. Congress, some form of which could be enacted in the future. In addition, the U.S. Environmental Protection Agency (“EPA”) issued its finding that current and projected atmospheric concentrations of certain greenhouse gases thereafter the public health and welfare, which could form the basis for further EPA action. The Canadian federal government is monitoring these U.S. developments closely, and has indicated that it will consider partnering with the U.S. in future greenhouse gas reduction and renewable energy initiatives. While the details of this emerging legislative regime are still in a state of flux in Canada and the United States, the outcome could have a material adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company’s pension plans are currently underfunded.
The Company has several pension plans that are currently underfunded. Although the Company’s pension plans are funded in accordance with statutory requirements, adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs. As of December 31, 2009, the aggregate value of plan assets of the Company’s pension plans (including supplemental retirement plans of the former Co-Steel) was $534.2 million, while the aggregate projected benefit obligation was $754.8 million, resulting in an aggregate deficit of $220.6 million for which the Company is responsible. As of December 31, 2009 the Company also had an unfunded obligation of $133.8 million with respect to post-retirement medical benefits. The Company made cash payments of $75.5 million to its defined benefit pension plan for the year ended December 31, 2009. Funding requirements in future years may be higher, depending on market conditions, and may restrict the cash available for the business.
The Company may not be able to successfully renegotiate collective bargaining agreements when they expire and financial results may be adversely affected by labor disruptions.
As of December 31, 2009, approximately 26.7% of the Company’s employees were represented by the United Steel Workers
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

(“USW”) and other unions under different collective bargaining agreements. The agreements have different expiration dates. Nine of the Company’s mini-mill facilities are unionized, with the agreements for four of the facilities expiring in 2010, three of the facilities expiring in 2011, and two of the facilities expiring in 2012.
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
The Company may not be able to successfully implement a new Enterprise Resource Planning System.
The Company expects to implement a new enterprise resource planning (“ERP”) system as part of the Company’s ongoing efforts to improve and strengthen its operational and financial processes and its reporting systems. Any difficulties encountered in the implementation or operation of the new ERP system or any difficulties in the operation of the current system could cause the Company to fail to meet customer demand for its product or could delay its ability to meet its financial reporting obligations which, in turn, could materially adversely affect the Company’s results of operations.
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
Gerdau S.A., the main holding company of Gerdau Group, beneficially owned approximately 66.3% of the Company’s outstanding common shares as of December 31, 2009. Gerdau S.A., in turn, is controlled by the Gerdau Johannpeter family.
Five of the directors are members or former members of the management of Gerdau S.A., and four of the directors are members of the Gerdau Johannpeter family. So long as Gerdau S.A. has a controlling interest, it will generally be able to approve any matter submitted to a vote of shareholders including, among other matters, the election of the board of directors and any amendment to the Company’s articles or by-laws. In addition, Gerdau S.A. is able to significantly influence decisions relating to the Company’s business and affairs, the selection of senior management, its access to capital markets, the payment of dividends and the outcome of any significant transaction (such as a merger, consolidation or sale of all or substantially all of the Company’s assets). Gerdau Group has been supportive of the Company’s strategy and business and the Company has benefited from its support and resources, however the interest of Gerdau S.A. and the controlling family may be different from other shareholders’ and they may exercise their control over the Company in a manner inconsistent with the other shareholders’ interests.
Changes in the credit and capital markets may impair the liquidity of the Company’s long-term investments, including investments in auction rate securities, which may adversely affect the Company’s financial condition, cash flows and results of operations.
The Company has invested cash in long-term investments that are comprised of variable rate debt obligations (“auction rate securities”), which are asset-backed and categorized as available-for-sale. As of December 31, 2009, the fair value of these securities was $28.5 million. Despite the long-term nature of the securities’ stated contractual maturities, the Company has historically been able to quickly liquidate these securities. Auctions for certain auction rate securities failed because sell orders exceeded buy orders. As a result of these failed auctions or future failed auctions, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

Although the Company intends to sell these investments when liquidity returns to the market for these securities, it may recognize additional losses in the future if uncertainties in these markets continue or the markets deteriorate further, which may have an adverse effect on the Company’s results of operations, cash flows and financial condition.
The Company relies on its 50%-owned joint ventures for a portion of its income and cash flows, but does not control them or their distributions.
The Company has three 50%-owned joint ventures that contribute to its financial results but that it does not control. These joint ventures contributed a loss of $4.7 million to the Company’s net loss for the year ended December 31, 2009. As the Company does not control the joint ventures, it cannot, without agreement from its partner, cause any joint venture to distribute its income from operations to the Company. In addition, Gallatin’s existing financing agreement prohibits it from distributing cash to the Company unless specified financial covenants are satisfied. Additionally, since the Company does not control these joint ventures, they may not be operated in a manner that the Company believes would be in the joint ventures’, or the Company’s, best interests. Under terms of the partnership agreement governing the Gallatin joint venture, either partner has the right to compel the other partner to buy or sell its interest in the Gallatin joint venture, subject to certain procedures set out in the partnership agreement.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

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
Management has documented and evaluated the effectiveness of the internal control over financial reporting of the Company as of December 31, 2009 in accordance with the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (”COSO”).
Based on the above evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2009.
Deloitte & Touche, LLP an independent registered certified public accounting firm, has audited and issued their report on the consolidated financial statements of the Company and the effectiveness of the Company’s internal controls over financial reporting.
GERDAU AMERISTEEL 2009 ANNUAL REPORT MD&A

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Gerdau Ameristeel Corporation
Tampa, Florida
We have audited the accompanying consolidated balance sheets of Gerdau Ameristeel Corporation (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of earnings, changes in shareholders’ equity and comprehensive income, and of cash flows for the years then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the financial position of Gerdau Ameristeel Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Certified Public Accountants
Tampa, Florida
March 29, 2010
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	December 31,	December 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$631,293	$482,535
Restricted cash	1,691	—
Short-term investments	25,000	205,817
Accounts receivable, net	460,066	677,569
Inventories	814,788	1,267,768
Deferred tax assets	20,742	31,414
Costs and estimated earnings in excess of billings on uncompleted contracts	4,687	14,771
Income taxes receivable	93,652	28,455
Other current assets	22,643	22,936
Total Current Assets	2,074,562	2,731,265
Investments in 50% Owned Joint Ventures	148,609	161,901
Long-term Investments	28,538	33,189
Property, Plant and Equipment, net	1,620,852	1,808,478
Goodwill	1,962,098	1,952,011
Intangibles	450,003	515,736
Deferred Financing Costs	29,084	35,170
Deferred Tax Assets	29,760	—
Other Assets	23,459	32,305

TOTAL ASSETS	$6,366,965	$7,270,055

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$212,900	$182,697
Accrued salaries, wages and employee benefits	93,846	148,244
Accrued interest — non-affiliated	15,344	54,480
Accrued interest — affiliated	3,772	—
Income taxes payable	322	2,983
Accrued sales, use and property taxes	11,889	13,902
Current portion of long-term environmental reserve	4,906	7,599
Billings in excess of costs and estimated earnings on uncompleted contracts	26,212	45,687
Other current liabilities	12,959	20,932
Current portion of long-term debt — non-affiliated	3,174	1,893
Total Current Liabilities	385,324	478,417
Long-term Debt, Less Current Portion — Non-affiliated	1,747,601	3,067,994
Long-term Debt — Affiliated	610,000	—
Accrued Benefit Obligations	348,684	339,055
Deferred Tax Liabilities	300,253	323,854
Long-term Environmental Reserve, Less Current Portion	14,415	11,151
Other Liabilities	89,753	116,092

TOTAL LIABILITIES	3,496,030	4,336,563

Contingencies, Commitments and Guarantees

Shareholders’ Equity
Capital stock	2,554,110	2,552,323
Retained earnings	352,825	523,187
Accumulated other comprehensive loss	(65,898)	(178,636)
Total Gerdau Ameristeel & Subsidiaries Shareholders’ Equity	2,841,037	2,896,874
Noncontrolling interest	29,898	36,618
TOTAL SHAREHOLDERS’ EQUITY	2,870,935	2,933,492
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,366,965	$7,270,055
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)

	Year Ended December 31,
	2009	2008
NET SALES	$4,195,723	$8,528,480
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	3,656,083	6,799,427
Selling and administrative	227,683	253,222
Depreciation	214,106	219,667
Amortization of intangibles	65,736	102,959
Impairment of goodwill	—	1,278,000
Facility closure costs	115,033	—
Other operating expense, net	3,520	8,293
	4,282,161	8,661,568

LOSS FROM OPERATIONS	(86,438)	(133,088)

(LOSS) INCOME FROM 50% OWNED JOINT VENTURES	(4,692)	45,005

LOSS BEFORE OTHER EXPENSES AND INCOME TAXES	(91,130)	(88,083)

OTHER EXPENSES
Interest expense — non-affiliated	132,166	165,607
Interest expense — affiliated	3,772	—
Interest income	(5,040)	(14,921)
Amortization of deferred financing costs	24,274	10,951
Loss on extinguishment of debt	11,877	—
Foreign exchange loss (gain), net	37,914	(21,682)
Realized (gain) loss on investments, net	(3,244)	59,977
	201,719	199,932
LOSS BEFORE INCOME TAXES	(292,849)	(288,015)
INCOME TAX (BENEFIT) EXPENSE	(128,576)	287,440

NET LOSS	(164,273)	(575,455)

Less: Net (loss) income attributable to noncontrolling interest	(2,557)	11,952

NET LOSS ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES	$(161,716)	$(587,407)

EARNINGS PER SHARE ATTRIBUTABLE TO GERDAU AMERISTEEL & SUBSIDIARIES
Loss per common share — basic	$(0.37)	$(1.36)
Loss per common share — diluted	$(0.37)	$(1.36)
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US$ in thousands)

	Gerdau Ameristeel Corporation and
	Subsidiaries Shareholders’
				Accumulated
				Other
	Number of	Capital	Retained	Comprehensive	Noncontrolling
	Shares	Stock	Earnings	Income (Loss)	Interest	Total
Balances at December 31, 2007	432,463,184	$2,547,123	$1,253,196	$64,296	$42,321	$3,906,936

Comprehensive loss:
Net (loss) income			(587,407)		11,952	(575,455)
Foreign exchange loss translation				(135,120)		(135,120)
Unrealized loss on qualifying cash flow hedges, net of tax of $24,572				(37,427)		(37,427)
Net loss from pensions and postretirement plans, net of tax of $45,406				(70,385)		(70,385)
Total comprehensive loss						(818,387)
Dividends			(142,602)			(142,602)
Distribution to noncontrolling interest					(3,065)	(3,065)
Purchase of subsidiary shares from noncontrolling interest					(14,590)	(14,590)
Employee stock options exercised and stock compensation expense	541,069	5,200				5,200

Balances at December 31, 2008	433,004,253	$2,552,323	$523,187	$(178,636)	$36,618	$2,933,492

Comprehensive loss:
Net loss			(161,716)		(2,557)	(164,273)
Foreign exchange gain translation				109,439		109,439
Unrealized gain on short-term investment, net of tax				1		1
Unrealized gain on qualifying cash flow hedges, net of tax of ($9,821)				22,880		22,880
Net loss from pensions and postretirement plans, net of tax of $7,542				(19,582)		(19,582)
Total comprehensive loss						(51,535)
Dividends			(8,646)			(8,646)
Distribution to noncontrolling interest					(4,163)	(4,163)
Employee stock options exercised and stock compensation expense	310,556	1,787				1,787

Balances at December 31, 2009	433,314,809	$2,554,110	$352,825	$(65,898)	$29,898	$2,870,935
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)

	Year Ended December 31,
	2009	2008
OPERATING ACTIVITIES

Net loss	$(164,273)	$(575,455)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	214,106	219,667
Impairment of goodwill	—	1,278,000
Amortization of intangibles	65,736	102,959
Amortization of deferred financing costs	24,274	10,951
Deferred income taxes	(42,123)	(35,559)
Loss on disposition of property, plant and equipment	2,322	3,322
Loss (income) from 50% owned joint ventures	4,692	(45,005)
Distributions from 50% owned joint ventures	11,828	41,829
Compensation cost from share-based awards	6,474	2,464
Excess tax benefits from share-based payment arrangements	(135)	(1,200)
Realized (gain) loss on investments	(3,244)	59,977
Facility closure costs	115,033	7,807
Loss on extinguishment of debt	11,877	—
Writedown of inventory	33,044	48,116

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	227,323	101,941
Inventories	433,702	(147,544)
Other assets	(46,646)	11,020
Liabilities	(139,970)	(315,298)
NET CASH PROVIDED BY OPERATING ACTIVITIES	754,020	767,992

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(78,086)	(168,117)
Proceeds from disposition of property, plant and equipment	1,804	3,261
Acquisitions	—	(287,560)
Opening cash from acquisitions	—	2,249
Change in restricted cash	(1,691)	—
Purchases of investments	(632,183)	(207,516)
Proceeds from sales of investments	831,096	1,425
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	120,940	(656,258)

FINANCING ACTIVITIES
Proceeds from issuance of non-affiliated debt	—	1,076
Proceeds from issuance of affiliated debt	610,000	—
Repayments of non-affiliated debt	(1,327,499)	(4,394)
Payments of deferred financing costs	(21,887)	(1,635)
Cash dividends	(8,646)	(142,602)
Distributions to subsidiary’s noncontrolling interest	(4,163)	(3,065)
Proceeds from exercise of employee stock options	216	1,195
Excess tax benefits from share-based payment arrangements	135	1,200
NET CASH USED IN FINANCING ACTIVITIES	(751,844)	(148,225)
Effect of exchange rate changes on cash and cash equivalents	25,642	(28,336)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	148,758	(64,827)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	482,535	547,362
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$631,293	$482,535

SUPPLEMENTAL INFORMATION
Cash (refunds) payments for income taxes	$(20,895)	$338,659
Cash payments for interest	$164,558	$155,567
See accompanying notes to consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

GERDAU AMERISTEEL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US$ in thousands)
NOTE 1 – BUSINESS AND BASIS OF PRESENTATION
Gerdau Ameristeel Corporation and its subsidiaries (“the Company”) operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. The Company’s principal market area is the United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, and rail and truck carriers.
As of December 31, 2009, Gerdau S.A. indirectly owned approximately 66.3% of the Company’s common shares outstanding.
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
Joint Ventures and Other Investments: The Company’s investment in Pacific Coast Steel (“PCS”), an 84% owned joint venture, is consolidated recording the 16% interest not owned as a noncontrolling interest. The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures, and are recorded under the equity method. The Company evaluates the carrying value of the investments to determine if there has been impairment in value considered other than temporary, which is assessed by reviewing cash flows and operating income. If impairment is considered other than temporary, a provision is recorded.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes PCS contracts in progress ($000s):

	Year Ended December 31,
	2009	2008
Total value of contracts in progress	$830,793	$1,381,815

Costs incurred on contracts in progress	604,459	904,291
Estimated earned gross profit	104,484	189,911
	708,943	1,094,202
Less billings to-date	730,468	1,125,118
	$(21,525)	$(30,916)
PCS contracts in progress were included in the Consolidated Balance Sheets under the following captions ($000s):

	December 31,
	2009	2008
Costs and estimated earnings in excess of billings on uncompleted contracts	$4,687	$14,771
Billings in excess of costs and estimated earnings on uncompleted contracts	(26,212)	(45,687)
	$(21,525)	$(30,916)
Cash and Cash Equivalents: The Company considers all cash on deposit and term deposits with original maturities of three months or less to be cash equivalents.
Restricted Cash: Restricted cash consists of collateral for standby letters of credit.
Short-term Investments: The Company invests excess cash in short-term investments that are comprised of U.S. government treasury bills, U.S. government agency discount notes, Canadian government treasury bills, top-tier commercial paper, time deposits, certificates of deposit, bearer deposit notes and banker’s acceptances with highly rated financial institutions. All short-term investments are categorized as available-for-sale and accordingly are recorded at market value. All income generated from these investments is recorded as interest income.
Accounts Receivables: Accounts receivables are recorded when invoices are issued. Included in Accounts receivables are billed contract receivables and unbilled retention receivables related to the Company’s PCS business which aggregated $112.4 million and $197.0 million at December 31, 2009 and 2008, respectively. Unbilled retention is that portion of contract billings retained by the customer until after completion of PCS’ scope of work. Unbilled retentions vary up to 10% of the total amount billed on each respective contract. Upon completion of PCS’ agreed scope of work related to a particular contract, the retained amount is billed which converts the unbilled retention to billed retention. Depending on the term of the project, a portion of the unbilled retention is current and a portion is non-current. The non-current portion is recorded in Other Assets in the Consolidated Balance Sheets. Subject to the negotiated terms of each contract, the due date of billed retentions ranges from 30 days after the substantial completion of PCS’ scope of work, or up to 40 days following the completion of the overall project. PCS’ contracts typically range in duration from 3 to 18 months. Accounts receivables are written off when they are determined to be uncollectible.
The allowance for doubtful accounts is estimated based on the Company’s historical losses, review of specific problem accounts, existing economic conditions in the construction industry, and the financial stability of its customers. Generally, the Company considers accounts receivables past due after 30 days. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the Company customers. At December 31, 2009 and 2008, the allowance for doubtful accounts was $8.9 million and $8.8 million, respectively. Additionally, PCS has the right, under normal circumstances, to file statutory liens on construction projects where collection problems are anticipated. The liens serve as collateral for related accounts receivables.
Inventories: Inventories are valued at the lower of cost (calculated on an average cost basis) or net realizable value. During year ended December 31, 2009, the Company recorded a $33.0 million charge to cost of sales to write down inventories to net realizable value. These writedowns occurred in the first and second quarters of 2009 and, therefore, the Company had no
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

inventory recorded at net realizable value at December 31, 2009. The Company recorded a similar charge of $48.1 million during the year ended December 31, 2008, of which $38.7 million was related to inventory held by the Company as of December 31, 2008. Mill rolls, which are included as consumables, are recorded at cost and amortized to cost of sales based on usage. During periods when the Company is producing inventory at levels below normal capacity, excess fixed costs are not inventoried but are charged to cost of sales in the period incurred.
Long-term Investments: In prior years, the Company invested excess cash in investments that are comprised of variable rate debt obligations, known as auction rate securities, which are asset-backed and categorized as available-for-sale. At December 31, 2009, the Company held auction rate securities classified as long-term investments with a fair market value of $28.5 million. The cost basis of the investment in these securities was approximately $91.3 million. Certain auction rate securities failed auction because sell orders exceeded buy orders. As a result, the Company may not be able to liquidate these securities until a future auction is successful, the issuer redeems the outstanding securities, or the securities mature beginning in 2025. During the year ended December 31, 2009, the Company was able to sell $3.9 million in auction rate securities for $7.9 million in cash resulting in a $4.0 million realized gain. Although it is the Company’s intention to sell its remaining auction rate securities when liquidity returns to the market for these securities, these investments are classified as a non-current asset. Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the Company utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. As a result of this analysis of other-than-temporary impairment factors, the Company recorded a charge to write down these investments of approximately $0.8 million and $60.0 million for the years ended December 31, 2009 and 2008, respectively. The Company’s remaining auction rate securities will continue to be analyzed each reporting period for possible further other-than-temporary impairment factors and appropriate balance sheet classifications.
Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repair expenses are charged against operating expenses as incurred; however, as is typical in the industry, certain major maintenance requires occasional shutdown and production curtailment. Interest incurred in connection with significant capital projects is capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is recorded in the Statement of Earnings. Property, plant and equipment held for sale are carried at the lower of cost or net realizable value.
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
As discussed in Note 18, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities in the third quarter of 2009. Each facility was separately identified as an asset group for purposes of testing the respective facility’s long-lived assets for impairment. As a result of the impairment tests, for the year ended December 31, 2009, the Company recorded an impairment charge of $81.9 million, related to the property, plant and equipment at these facilities.
Additionally, as a result of certain triggering events, the Company performed an impairment test for all other asset groups as of May 31, 2009 and as of December 31, 2009. Both long-lived assets and intangible assets were included in these asset groups and, therefore, subject to the impairment test. No impairment was indicated as a result of the impairment tests as the recoverable amount of each of these other asset groups was significantly in excess of its respective carrying value. For each test, the expected future cash flows forecast developed by management was a key estimate used in the impairment analysis and was based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the asset groups as of the testing date.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

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
The Company may incur asset retirement obligations in the event of a permanent plant facility shutdown. As discussed in Note 18, the Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009. The Company has not recorded an asset retirement obligation for these facilities as the Company has not incurred any legal obligations to retire these facilities. The Company’s remaining facilities can be used for extended and indeterminate periods of time as long as they are properly maintained and/or upgraded. It is the Company’s practice and current intent to maintain these facilities and continue making improvements to them based on technological advances. As a result, the Company believes that the asset retirement obligations have indeterminate settlement dates because dates or ranges of dates upon which the Company would retire these assets cannot reasonably be estimated at this time. Therefore, at December 31, 2009, the Company cannot reasonably estimate the fair value of these liabilities. The Company will recognize these conditional asset retirement obligations in the periods in which sufficient information becomes available to reasonably estimate their fair value using established present value techniques.
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
Goodwill: Goodwill represents the cost of investments in operating companies in excess of the fair value of the net identifiable tangible and intangible assets acquired. The Company’s goodwill resides in multiple reporting units. The Company’s reporting units with significant balances of goodwill as of December 31, 2009 and 2008, include the Long Products reporting unit which consists of all facilities within the steel mills segment and the PCS and Rebar Fabrication Group reporting units within the downstream segment. The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or, when events or circumstances dictate, more frequently. The profitability of individual reporting units may suffer periodically from downturns in customer demands and other factors which reflect the cyclical nature of the Company’s business and the overall economic activity. Individual reporting units may be relatively more impacted by these factors than the Company as a whole. The Company’s goodwill impairment analysis consists of a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of the reporting units are determined based on a combination of the income valuation approach, which estimates the fair value of the Company’s reporting units based on future discounted cash flows methodology and other valuation techniques, and the market valuation approach, which estimates the fair value of the Company’s reporting units based on comparable market prices. The valuation approaches and reporting unit determinations are subject to key judgments and assumptions that are sensitive to change. If the estimated fair value exceeds the carrying value, no further analysis or goodwill writedown is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value. If necessary, goodwill would then be written down to its implied fair value.
December 31, 2009 Impairment Test:
Based on the Company’s revised outlook for the economic recovery which will stimulate incremental demand for its products, the Company concluded this significant revision was enough to require the Company to perform a goodwill impairment analysis as of December 31, 2009.
Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: (1) a discount rate of 12.5% using a mid-year convention and; (2) an expected future growth rate of 2% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
As of December 31, 2009, the date the goodwill impairment test was performed, the Long Products, Rebar Fabrication Group and PCS reporting units had remaining goodwill balances of $1.7 billion, $56 million and $119 million, respectively. Additionally, as
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

of December 31, 2009, the fair value of the Long Products, Rebar Fabrication and PCS reporting units exceeded their carrying value by approximately $1.6 billion (35% of its carrying value), $90 million (60% of its carrying value) and $60 million (22% of its carrying value), respectively.
To ensure the reasonableness of the concluded value of the Company’s reporting units, the Company reconciled the combined fair value of its reporting units to its market capitalization as of December 31, 2009. Based on this reconciliation, the implied control premium was 36%. The Company concluded a 36% control premium was reasonable when comparing to a range of control premiums for comparable merger transactions. In concluding on the reasonableness of the implied control premium, the Company also considered the majority ownership of Gerdau S.A. and its impact on the Company’s market capitalization.
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
The Company performed a sensitivity analysis for both the discount rate and terminal growth rate assumptions as they are key components of the concluded fair value. Assuming an increase in the discount rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (32% of its carrying value), $81 million (53% of its carrying value) and $40 million (15% of its carrying value), respectively. Assuming a decrease in the terminal growth rate of .50%, the fair value of the Long Products, Rebar Fabrication and PCS reporting units would exceed their carrying value by approximately $1.5 billion (34% of its carrying value), $81 million (53% of its carrying value) and $50 million (18% of its carrying value), respectively.
Other 2009 Impairment Tests:
The Company was required to perform a goodwill impairment test as of May 31, 2009 due to certain triggering events and another impairment test as of July 1, 2009 to comply with its accounting policy of testing goodwill at least annually in the third quarter. For both tests, Step 1 of the Company’s impairment analysis indicated that the fair market value of the net assets of each reporting unit exceeded its respective carrying value and, therefore, no indication of impairment existed. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in the valuation analyses performed at each date included: (1) discount rates ranging from 12.5% to 13.25% using a mid-year convention and; (2) expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, the Company’s cash flow projections used in the determination of fair value of the reporting units were based on assumptions which were reflective of management’s best estimate of the future cash flow stream of the reporting units.
December 31, 2008 Impairment Test:
Based on a combination of factors, including the economic environment in 2008 and declines in the stock market which resulted in a reduction in the Company’s market capitalization significantly below the carrying value of the Company’s net assets, there were sufficient indicators to require the Company to also perform a goodwill impairment analysis during the fourth quarter of 2008. Step 1 of the Company’s impairment analysis indicated that the carrying value of the net assets of the Long Products reporting unit within the steel mills segment and the PCS reporting unit within the downstream segment exceeded the fair market value of those reporting units. The key assumptions used to determine the fair value of the Company’s reporting units under the income valuation approach in this analysis included: discount rates ranging from 12.0% to 13.5% using a mid-year convention and an expected future growth rate of 2% to derive terminal values as well as operating earning margins, working capital levels, and asset lives used to generate future cash flows. As a result, the Company was required to perform step 2 of the goodwill impairment analysis to determine the amount of goodwill impairment charge. The step 2 analysis required the Company to determine the implied fair value of goodwill for each reporting unit as compared to the recorded value. As a result of the step 2 analysis, the Company concluded that the goodwill of the Long Products and the PCS reporting units were impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $1.2 billion in the Long Products reporting unit and $83.6 million in the PCS reporting unit, resulting in a total impairment charge of $1.3 billion. No associated tax benefit was recorded for the impairment charge for the Long Products reporting unit impairment. However a tax benefit was recorded related to the PCS reporting unit impairment charge.
Intangible Assets: Intangible assets that do not have indefinite lives are amortized over their useful lives using an amortization method which reflects the economic benefit of the intangible asset. The customer relationship intangible asset has been amortized based on an accelerated method that considers the expected future economic benefit provided by those acquired customers over time. Intangible assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

not be recoverable. As of December 31, 2009, the Company’s intangible assets were tested for impairment in conjunction with long-lived assets as a result of certain triggering events which occurred in the second and fourth quarter and no impairment was indicated. See further discussion of the impairment test under “Long-lived Assets” above.
Deferred Financing Costs: Deferred financing costs incurred in relation to revolving and long term debt agreements, are reflected net of accumulated amortization and are amortized over the term of the respective debt instruments, which range from 5 to 30 years from the debt inception date. Deferred financing costs are amortized using the effective interest method.
Deferred Income Taxes: The liability method of accounting for income taxes is used whereby deferred income taxes arise from temporary differences between the book value of assets and liabilities and their respective tax value. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the Statement of Earnings in the period that includes the enactment date. A valuation allowance is recorded to the extent the Company concludes that it is considered more likely than not that a deferred tax asset will not be fully realized.
Derivatives: The Company’s use of derivative instruments is limited. Derivative instruments are not used for speculative purposes but they are used to manage well-defined risks associated with variability in cash flows or changes in fair values related to the Company’s financial assets and liabilities. The associated financial statement risk is the volatility in net income which can result from changes in fair value of derivatives not qualifying as hedges for accounting purposes or ineffectiveness of hedges that do qualify as hedges for accounting purposes. As of December 31, 2009 and 2008, the Company’s interest rate swaps are designated and qualify, for accounting purposes, as hedges of the variability of future cash flows from floating rate liabilities due to the benchmark interest rate risk being hedged (“Cash Flow Hedges”). For these cash flow hedges, effectiveness testing and other procedures required to ensure the ongoing validity of the hedges are performed monthly. The Company uses regression analysis to perform an ongoing prospective and retrospective assessment of the effectiveness of these hedging relationships. Changes in fair value of the effective portion of these interest rate swaps are recorded to “Unrealized gain (loss) on qualifying cash flow hedges, net of tax provision” as a component of Accumulated other comprehensive (loss) income (“AOCI”) in Shareholder’s equity, net of tax effects, until the underlying hedged item is recognized in earnings. Amounts recorded to AOCI are then reclassified to Interest expense consistent with the expense classification of the underlying hedged item. Any ineffective portion of the change in fair value of these instruments is recorded to interest expense.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

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
Assets and liabilities of foreign operations are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Operating revenue and expense items are translated at average exchange rates prevailing during the year. Equity is translated at historical rates, and the resulting cumulative foreign currency translation adjustments resulting from this process are included in Accumulated other comprehensive loss.
The consolidated financial statements have been prepared in U.S. dollars as this has been determined to be the reporting currency of the Company.
Earnings Per Share: The financial statements include “basic” and “diluted” per share information. Basic per share information is calculated by dividing Net loss attributable to Gerdau Ameristeel & subsidiaries by the weighted average number of common shares outstanding. Diluted per share information is calculated by also considering the impact of potential common stock in the weighted average number of shares outstanding. The Company’s potential common stock consists of employee stock options outstanding.
Stock-Based Compensation: Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 (Compensation – Stock Compensation) for its share-based compensation plans. The compensation cost for all share-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original FASB provisions and the compensation cost for all share-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FASB ASC Topic 718.
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
Reclassifications: Certain amounts for prior years have been reclassified to conform to the 2009 presentation.
ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In June 2009, the FASB issued guidance on “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FAS 162,” which was primarily codified into FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP. FASB ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the FASB Codification will be considered non-authoritative. These provisions of FASB ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company for the current fiscal reporting period. The adoption of this guidance did not have an impact on the Company’s consolidated financial statements; however references in the notes to the consolidated financial statements to the authoritative accounting literature have been changed to reflect the newly adopted codification.
In June 2009, the FASB issued guidance on “Measuring Liabilities at Fair Value,” which was primarily codified into FASB ASC Topic 820. This guidance provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

and requires an entity to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique) or market approach. This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are level 1 fair value measurements. This guidance is effective for interim periods beginning after August 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In May 2009, the FASB issued guidance on “Subsequent Events,” which was primarily codified into FASB ASC Topic 855, “Subsequent Events,” which established general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC Topic 855 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was primarily codified into FASB ASC Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC Topic 820”) which provided additional guidance on measuring fair value when the volume and level of activity has significantly decreased and identifying transactions that are not orderly. This guidance also emphasized that an entity cannot presume an observable transaction price is not orderly even when there has been a significant decline in the volume and level of activity. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued guidance on the “Recognition and Presentation of Other-Than-Temporary Impairments,” which was primarily codified into FASB ASC Topic 320, “Investments—Debt and Equity Securities,” which shifted the focus for debt securities from an entity’s intent to hold until recovery to its intent to sell. This guidance required entities to initially apply the provisions of the standard to certain previously other-than-temporarily impaired debt instruments existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassified the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. This guidance required enhanced disclosures and was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued Staff guidance on the “Disclosures about Fair Value of Financial Instruments,” which was primarily codified into FASB ASC Topic 825 “Financial Instruments,” which expanded the fair value disclosures required to interim periods. However, this guidance did not require interim disclosures of credit or market risks. The guidance was effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
In December 2008, the FASB issued guidance on “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which was primarily codified into FASB ASC Topic 715 “Compensation – Retirement Benefits,” which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this guidance are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this guidance is permitted. The adoption of this guidance did not have an impact in the Company’s consolidated financial statements; however see Note 11 for the Company’s disclosures to comply with this guidance.
In February 2008, the FASB issued Staff guidance on the “Effective Date of FASB Statement 157,” which was primarily codified into FASB ASC Topic 820, which delayed the effective date of FASB ASC Topic 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of FASB ASC Topic 820 for nonfinancial assets and nonfinancial liabilities did not have a significant impact on the Company’s consolidated financial statements.
In December 2007, the FASB issued guidance on “Business Combinations,” which was primarily codified into FASB ASC Topic 805 “Business Combinations”. This guidance established the requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. It also established disclosure requirements for business combinations. This guidance applied to business combinations for which the acquisition date was on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB issued guidance on “Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB 51,” which was primarily codified into FASB ASC Topic 810 “Consolidations”. This guidance established new accounting and reporting standards for minority interests, now termed “non-controlling interests”. It required non-controlling interests to be presented as a separate component of equity and requires the amount of net income attributable to the parent and to the non-controlling interest to be separately identified on the consolidated statement of earnings. This Guidance was effective for fiscal years beginning on or after December 15, 2008 and required retrospective application. The Company adopted this statement as of January 1, 2009 and recast the prior year disclosures as required. This standard changed the accounting for and reporting of the Company’s non-controlling interest in its consolidated financial statements.
The adoption of this statement resulted in the reclassification of prior year amounts related to noncontrolling interest (previously referred to as minority interest and reflected as a component of Liabilities in the Consolidated Balance Sheet) of $36.6 million at December 31, 2008, which has been reclassified to conform to the current year presentation as a separate component of Shareholders’ Equity ($000s):

	As Originally Reported	Impact of Adjustment	As Adjusted
Minority interest	$36,618	$(36,618)	$—
Total liabilities	4,373,181	(36,618)	4,336,563
Noncontrolling interest	—	36,618	36,618
Total shareholders equity	2,896,874	36,618	2,933,492
Total Liabilities and Shareholders’ Equity	7,270,055	—	7,270,055
As a result of the adoption of this statement, Shareholders’ Equity as of January 1, 2009 and 2008 increased for the equity attributable to noncontrolling interest reported below ($000s):

	2009	2008
Noncontrolling interest, January 1	$36,618	$42,321
Net (loss) income attributable to noncontrolling interest	(2,557)	11,952
Distribution to noncontrolling interest	(4,163)	(3,065)
Purchase of subsidiary shares from noncontrolling interest	—	(14,590)
Noncontrolling interest, December 31	$29,898	$36,618
The adoption of this statement resulted in the reclassification of prior year amounts related to Noncontrolling Interest (previously referred to as minority interest and reflected as a component of other expenses in the statement of earnings), totaling $12.0 million, for year ended December 31, 2008, have been reclassified to conform to the current year presentation shown separately from Net Income in the accompanying Consolidated Statement of Earnings ($000s):

	As Originally Reported	Impact of Adjustment	As Adjusted
Minority Interest	$11,952	$(11,952)	$—
Other Expenses	211,884	(11,952)	199,932
Loss before income taxes	(299,967)	11,952	(288,015)
Net loss	(587,407)	11,952	(575,455)
Net income attributable to noncontrolling interest	—	11,952	11,952
Net loss attributable to Gerdau Ameristeel & Subsidiaries	—	(587,407)	(587,407)
In March 2008, the FASB issued guidance on the “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement 133,” which was primarily codified into FASB ASC Topic 815 “Derivatives and Hedging”. This guidance expanded the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of this guidance did not impact the Company’s consolidated financial statements; however see Note 13 for the Company’s disclosures about its derivative instruments and hedging activities.
In April 2008, the FASB issued guidance on the “Determination of the Useful Life of Intangible Assets,” which was primarily codified into FASB ASC Topic 350 “Intangibles – Goodwill and Other”. This guidance amended the factors that should be
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and required enhanced disclosures. This guidance was effective for fiscal years beginning after December 15, 2008. Adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6 “Improving Disclosures About Fair Value Measurements”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of level 1 and level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for level 3 reconciliation disclosures, which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a significant impact on its consolidated financial statements, however it will require additional disclosures.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
In 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. In accordance with the approval granted by the Canadian securities regulatory authorities, the Company has adopted IFRS as of January 1, 2010.
INITIAL ADOPTION OF IFRS
IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Commencing with the first quarter of 2010 which will be the first period the Company will report under IFRS, it will adjust its comparative prior period financial statements to comply with IFRS. In addition, the Company will reconcile comparative period equity and net earnings from the previously reported US GAAP amounts to the restated IFRS amounts.
Under IFRS 1, the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. IFRS 1 provides for certain optional exemptions and elections as well as certain mandatory exceptions to this general principle. The Company will be applying the following exemptions and elections to its opening balance sheet:
OPTIONAL EXEMPTIONS
Business combinations
IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and apply IFRS 3 only to business combinations that occurred on or after the opening transition date balance sheet.
Cumulative translation differences
IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 “The Effects of Changes in Foreign Exchange Rates” for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and will deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
Share-based payment transactions
IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 “Share-based Payment” (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS or January 1, 2005. The Company has elected to apply IFRS 2 only to equity instruments that were unvested as of its transition date.
Carrying value of assets and liabilities
The Company is adopting IFRS subsequent to the date from which its parent, Gerdau S.A., adopted IFRS. In accordance with
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

IFRS 1, if a subsidiary company adopts IFRS subsequent to its parent adopting IFRS, the subsidiary shall measure its assets and liabilities at either:
(i)	the same carrying amounts as in the financial statements of the parent based on the parent’s date of transition to IFRS; or

(ii)	the carrying amounts required by the rest of IFRS 1, based on the subsidiary’s date of transition to IFRS.
The Company has elected to record the carrying amounts required by IFRS 1 based on its date of transition to IFRS as described in (ii) above.
MANDATORY EXCEPTIONS
Estimates
In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous US GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates at its transition date will be consistent with its US GAAP estimates for the same date unless evidence is obtained that indicates that the estimates were in error.
IMPACT OF IFRS ON FINANCIAL REPORTING
IFRS employs a conceptual framework that is similar to US GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the Company’s actual cash flows, it will result in changes to the Company’s reported financial position and results of operations. To assist the users of the Company’s financial statements in understanding these changes, the following discussion describes the differences between US GAAP and IFRS for the Company’s accounting policies and financial statement accounts which could be significantly affected by the conversion to IFRS.
(a) Impairment of goodwill
US GAAP – US GAAP requires an impairment analysis based on a two-step process of first determining the estimated fair value of the reporting unit and then comparing it to the carrying value of the net assets allocated to the reporting unit. If the estimated fair value exceeds the carrying value, no further analysis or goodwill write-down is required. If the estimated fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their estimated fair value at the date of the impairment test. If necessary, goodwill would then be written down to its implied fair value.
IFRS – IAS 36 “Impairment of Assets” (“IAS 36”) requires an impairment analysis based on a one-step process. A write-down is recognized if the recoverable amount of the cash generating unit, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value), is less than the carrying value.
In addition, in accordance with IFRS 1, the Company will have to perform a goodwill impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a goodwill impairment test on an annual basis, at a minimum, and when impairment indicators exist.
(b) Impairment of long-lived assets (primarily includes property, plant and equipment and intangibles for the Company)
US GAAP – A write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets are less than their carrying value. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of the long-lived asset or group of assets and the eventual disposition.
IFRS – IAS 36 requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use (discounted cash-flow value) is less than carrying value. Impaired assets, other than goodwill, are assessed in subsequent years for indications that the impairment may have reversed. An impairment reversal is limited to the amount that would have been recognized had the original impairment not occurred.
In addition, in accordance with IFRS 1, the Company will have to perform a long-lived assets impairment test as of the transition date and consider whether an impairment charge would be recognized under IFRS on the transition date. For reporting periods subsequent to the transition date, the Company will perform a long-lived assets impairment test if deemed necessary under
IAS 36.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

(c) Stock-based compensation
US GAAP – The fair value of stock-based awards with graded vesting and service-only conditions are treated as one grant by the Company, accordingly, the resulting fair value is recognized on a straight-line basis over the vesting period.
IFRS – Each tranche of stock-based awards with graded vesting is considered a separate grant for the calculation of fair value and the related expense is attributed to the vesting period of each tranche of the award.
(d) Business combinations – redeemable noncontrolling interest
US GAAP – A redeemable noncontrolling interest is not required to be separately recognized in the balance sheet as a financial instrument when the redemption value is determined to be at the fair value of the underlying noncontrolling interest.
IFRS – IAS 32 “Financial Instruments: Disclosure and Presentation”, requires that a liability be recognized for management’s best estimate of the present value of the redemption amount of the put option that was entered into in connection with the PCS 55% acquisition in 2006. The put liability is recognized by reclassification from parent equity. The accretion of the discount on the put liability is recognized as a finance charge in the income statement. The put liability is re-measured to the final redemption amount and any adjustments to the estimated amount of the liability are recognized in the income statement.
(e) Provisions
US GAAP – US GAAP requires the use of a discount rate that produces an amount at which the liability theoretically could be settled in an arm’s-length transaction with a third party. Additionally, the discount rate should not exceed the interest rate on monetary assets that are essentially risk-free and have maturities comparable to that of the liability.
IFRS – IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” requires a provision or contingent liability to be discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outflows.
(f) Postretirement benefits
US GAAP – The excess of any actuarial gain or loss exceeding 10% of the greater of the benefit obligation or the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income or loss and is amortized to net periodic pension cost in future periods over the average remaining service period of the active employees.
IFRS – The Company elected to adopt paragraph 93A of IAS 19 “Employee Benefits”, which allows an entity to recognize actuarial gains and losses directly in equity or retained earnings in the period in which they occur (without the need to amortize those deferred gains and losses in the statement of income in future periods).
(g) Facility closure costs
US GAAP – US GAAP requires the recognition of certain obligations arising from facility closures when the facility ceases operation or when the cost is incurred.
IFRS – IFRS requires the recognition of certain obligations arising from facility closures when the obligations are unavoidable and are not related to the ongoing activities of the facility. As such, under IFRS, the Company will recognize certain obligations related to the Facility Plan in a different reporting period than what US GAAP would have required.
For the year ended December 31, 2009, the difference between US GAAP and IFRS related to the recognition of the Company’s facility closure costs exists only between interim periods. Therefore, the Company anticipates no difference between amounts recognized for US GAAP and IFRS for the full year 2009.
(h) Income taxes
Deferred income tax assets as well as income tax expense are generally calculated in the same manner in accordance with US GAAP and IFRS. However, certain of the pre-tax adjustments described above are expected to generate additional (or lessen existing) temporary differences between book and tax basis and, accordingly, will give rise to adjustments to the Company’s recorded deferred tax assets and liabilities as well as deferred income tax expense (or benefit).
In addition, US GAAP requires that deferred tax benefits are recorded for share-based payment awards based on the compensation expense recorded for the award. On exercise of the award, the difference between the actual deduction realized on the tax return
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

and the cumulative tax benefit recognized for book purposes is generally recorded directly to equity (subject to certain limitations). Under IFRS, deferred tax benefits are recorded for share-based payment awards based on the intrinsic value of the award at each balance sheet date. Deferred tax benefits that exceed the amount of cumulative compensation recognized for book purposes are recorded directly to equity.
Additionally, IFRS requires all deferred tax assets and liabilities to be classified as noncurrent for balance sheet presentation, as compared to US GAAP which requires classification between current and noncurrent based on the balance sheet classification of the related asset or liability.
(i) Interim periods – pension valuation
US GAAP – Under US GAAP, the remeasurement of plan assets and defined benefit obligations is only an annual requirement unless a significant event, such as a curtailment, settlement or significant plan amendment occurs.
IFRS – Under IFRS, an entity is required to determine the present value of the defined benefit obligation and the fair value of the plan assets with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.
(j) Deferred financing costs
US GAAP – Under US GAAP, the Company presents deferred financing costs as an asset on its balance sheet.
IFRS – IFRS requires deferred financing costs related to the issuance of debt to be presented on the balance sheet as a reduction of the carrying value of the debt.
(k) Accumulated other comprehensive income or loss
As discussed above under the heading “Optional exemptions”, the Company has chosen to deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS which results in an adjustment to accumulated other comprehensive income or loss. Also, discussed above under the heading “Impact of IFRS on Financial Reporting”, the Company has chosen to recognize all actuarial gains and losses related to its defined benefit plans directly into retained earnings.
(l) Presentation and disclosure
The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.
NOTE 3 – ACQUISITIONS
During the year ended December 31, 2008, the Company acquired the following businesses:
▪	On April 1, 2008, PCS, a majority owned and consolidated joint venture of the Company, acquired substantially all of the assets of Century Steel, Inc. (“CSI”), a reinforcing and structural steel contractor specializing in fabrication and installation of structural steel and reinforcing steel products. CSI, headquartered in Las Vegas, Nevada, operates reinforcing and structural steel contracting businesses in Nevada, California and Utah.

▪	On April 1, 2008, concurrent with the acquisition of CSI, the Company increased its equity participation in PCS to approximately 84%.

▪	On July 14, 2008, the Company acquired substantially all of the assets of Hearon Steel Co. (“Hearon”), a rebar fabricator and epoxy coater with locations in Muskogee, Tulsa and Oklahoma City, Oklahoma.

▪	On October 27, 2008, the Company acquired all of the outstanding shares of Metro Recycling (“Metro”), a scrap processor headquartered in Guelph, Ontario. Metro Recycling is a recycler with three locations, two in Guelph and the other in Mississauga.

▪	On October 31, 2008, the Company acquired the operating assets of Sand Springs Metal Processors (“SSMP”), a scrap processor located in Sand Springs, Oklahoma.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The Company recorded goodwill related to these acquisitions due to the following factors:
▪	these acquisitions provided the Company with an expanded geographic presence in the western United States,

▪	the CSI acquisition provided an increased presence in the specialized fabricated rebar installation market,

▪	the recycling operation acquisitions provided the Company with an increased percentage of captive scrap for its mill operations, and

▪	the Company has successfully integrated the business operations and realized synergies associated with the acquisition.
The total purchase price for the acquisitions in 2008 of $286.0 million was allocated to the acquired assets and assumed liabilities based on estimates of their respective fair values. The Company recorded total tangible assets of $157.7 million, goodwill of $177.1 million, intangibles of $20.2 million, liabilities of $96.7 million, and reduced minority interest by $27.7 million.
Goodwill of $37.7 million for the Metro and SSMP acquisitions was allocated to the steel mills segment. Goodwill of $139.4 million from the remaining acquisitions noted above was allocated to the downstream products segment. Purchased goodwill of $153.2 million is deductible for tax purposes.
The purchase price allocation to the identifiable intangible assets was as follows ($000s):

		Weighted-Average
	Fair Value	Useful Life
Customers relationships	$4,084	13 years
Order backlog	12,917	1.7 years
Trade name	1,655	5 years
Non-compete agreements	1,513	3.2 years
	$20,169
The acquisitions of CSI, Hearon, Metro, SSMP, and the increased ownership of PCS, were immaterial individually and in aggregate and do not require further disclosure.
During the year ended December 31, 2008, the Company completed the purchase price allocation of Valley Placers, Inc. (“VPI”), D&R Steel, LLC (“D&R”), Re-bars Inc.(“Re-bars”), Enco Materials Inc. (“Enco”), CSI and Chaparral Steel Company (“Chaparral”), resulting in a net increase of goodwill of $4.4 million.
NOTE 4 – INVENTORIES
Inventories consisted of the following ($000s):

	December 31,
	2009	2008
Ferrous and non-ferrous scrap	$101,431	$193,577
Raw materials (excluding scrap) and operating supplies	322,491	423,402
Work-in-process	112,889	225,767
Finished goods	277,977	425,022
	$814,788	$1,267,768
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY, PLANT & EQUIPMENT
Property, plant and equipment consisted of the following ($000s):

	December 31, 2009
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,629	$(18,810)	$155,819
Buildings and improvements	380,115	(81,353)	298,762
Machinery and equipment	2,143,935	(1,015,973)	1,127,962
Construction in progress	34,233	—	34,233
Property, plant and equipment held for sale	4,076	—	4,076
	$2,736,988	$(1,116,136)	$1,620,852

	December 31, 2008
		Accumulated	Net
	Cost	Depreciation	Book Value
Land and improvements	$174,484	$(14,013)	$160,471
Buildings and improvements	372,046	(66,162)	305,884
Machinery and equipment	2,041,012	(820,555)	1,220,457
Construction in progress	117,365	—	117,365
Property, plant and equipment held for sale	4,301	—	4,301
	$2,709,208	$(900,730)	$1,808,478
Capitalized interest costs for property, plant and equipment construction expenditures were approximately $2.7 million and $3.9 million for the years ended December 31, 2009 and 2008, respectively. The Company had open accounts payable and accruals at December 31, 2009 and 2008 of $0.7 million and $6.7 million, respectively, related to the purchases of property, plant and equipment.
NOTE 6 – GOODWILL AND INTANGIBLES
The following table summarizes the changes in goodwill by reportable segment for the years ended December 31, 2009 and 2008 ($000s):

	2009
			Downstream
	Total	Steel mills	products
Balance as of January 1
Goodwill	$3,231,935	$2,968,071	$263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	1,952,011	1,773,711	178,300

Foreign exchange translation	5,069	5,069	—
Net adjustment of goodwill	5,018	5,018	—

Balance as of December 31
Goodwill	3,242,022	2,978,158	263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	$1,962,098	$1,783,798	$178,300
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

	2008
			Downstream
	Total	Steel mills	products
Balance as of January 1
Goodwill	$3,052,830	$2,927,780	$125,050
Accumulated impairment losses	(1,924)	—	(1,924)
	3,050,906	2,927,780	123,126

Goodwill acquired during the period	174,715	37,621	137,094
Impairment losses	(1,278,000)	(1,194,360)	(83,640)
Net adjustment of goodwill	4,390	2,670	1,720

Balance as of December 31
Goodwill	3,231,935	2,968,071	263,864
Accumulated impairment losses	(1,279,924)	(1,194,360)	(85,564)
	$1,952,011	$1,773,711	$178,300
During the year ended December 31, 2009, the Company completed the purchase price allocation of the 2008 acquisition of Metro, as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $5.0 million.
During the year ended December 31, 2008, the Company completed the purchase price allocation of Chaparral, Enco and CSI as a result of updated information regarding the fair values of certain assets and liabilities, resulting in a net increase of goodwill of $4.4 million.
During the year ended December 31, 2008, the Company recorded a non-cash goodwill impairment charge of $1.3 billion representing the impairment charge discussed in Note 2.
Intangible assets were comprised of the following ($000s):

	December 31,
	2009			2008
	Gross	Accumulated	Net	Gross	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount
Customer relationships	$572,380	$(144,233)	$428,147	$572,380	$(94,826)	$477,554
Patented technology	29,220	(13,369)	15,851	29,220	(7,555)	21,665
Order backlog	29,272	(29,268)	4	29,271	(21,862)	7,409
Trade name	5,505	(3,017)	2,488	5,505	(1,917)	3,588
Non-compete agreements	8,186	(4,673)	3,513	8,145	(2,625)	5,520
	$644,563	$(194,560)	$450,003	$644,521	$(128,785)	$515,736
For the years ended December 31, 2009 and 2008, the Company recorded amortization expense related to its intangible assets of $65.7 million and $103.0 million, respectively.
The estimated amortization expense for each of the five years ending subsequent to December 31, 2009 is as follows ( $000s):

	2010	2011	2012	2013	2014
Customer relationships	$50,656	$49,975	$47,250	$43,162	$39,074
Patented technology	5,813	5,813	4,091	13	13
Order backlog	4	—	—	—	—
Trade name	1,101	973	331	83	—
Non-compete agreements	2,001	1,269	218	25	—
	$59,575	$58,030	$51,890	$43,283	$39,087
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – INVESTMENTS IN 50% OWNED JOINT VENTURES
The Company’s investments in Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail are 50% owned joint ventures. The Company’s investment in these joint ventures have been accounted for using the equity method under which the Company’s proportionate share of (loss) earnings has been included in the Consolidated Statement of Earnings.
The following table summarizes the results of these companies’ financial statements in which the Company owns 50%. For the year ended December 31, 2008, results excluded the impact of a purchase price adjustment, which reduced the basis of the assets at the time of the acquisition and, as a result, increased the income earned by joint ventures recorded by the Company. There was no purchase price adjustment for the year ended December 31, 2009 ($000s):

	December 31,
	2009	2008
Balance Sheet
Current assets	$225,228	$199,150
Property, plant and equipment, net	136,176	166,226
Current liabilities	62,180	40,156
Long-term debt	4,268	4,194

	Year Ended December 31,
	2009	2008
Statement of Earnings
Sales	$630,118	$1,258,610
Operating (loss) income	(3,179)	80,729
(Loss) income before income taxes	(4,992)	79,199
Net (loss) income	(9,384)	76,788
NOTE 8 – LONG-TERM DEBT
NON-AFFILIATED DEBT
Term Loan Facility: In September 2007, the Company entered into the Term Loan Facility which has three tranches maturing between five and six years from the September 14, 2007 closing date. As of December 31, 2009, Tranche A, B, and C had outstanding amounts of $565 million, $1.0 billion, and $125 million respectively. The Term Loan Facility bears interest at 6-month LIBOR plus between 1.00% and 1.25% and is payable semi-annually in March and September. The Company’s Term Loan Facility requires that the Company’s majority shareholder, Gerdau S.A. maintain financial covenants (see below) that are calculated under IFRS and presented in Brazilian Reais (“R$”). If Gerdau S.A. has a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the term loan facility increases by 0.25%. At December 31, 2009 Gerdau S.A.’s debt rating from Standard & Poor’s Rating Services was BBB-. The Term Loan Facility is not secured by the assets of Gerdau Ameristeel or its subsidiaries but Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers.
In June 2009, the Company entered into an amendment with the lenders of the Term Loan Facility. The amendment provides temporary flexibility with respect to the facility’s covenants. The Term Loan Facility originally required the Company’s majority shareholder, Gerdau S.A. (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to total interest expense equal to or more than 3.0:1.0, and a ratio of consolidated total debt to EBITDA equal to or less than 4.0:1.0. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Term Loan Facility. The amendment revised the financial covenants so that Gerdau S.A. is required (on a consolidated basis, including the Company) to maintain a ratio of consolidated EBITDA to net interest expense equal to or more than 2.5:1.0 and a ratio of consolidated net debt to EBITDA of less than 5.0:1.0. The revised covenant levels remain in effect until September 30, 2010 unless cancelled by the Company prior to that time. The revised covenant levels can be cancelled by the Company at any time without penalty. As of December 31, 2009, Gerdau S.A.’s consolidated EBITDA to net interest expense ratio was 4.0:1.0. For the year ended December 31, 2009, Gerdau S.A.’s consolidated EBITDA was R$3.8 billion and net interest expense was R$1.0 billion. As of December 31, 2009, Gerdau S.A.’s consolidated net debt to EBITDA ratio was 2.5:1.0 and consolidated net debt was R$9.7 billion.
The amendment also revised the interest charged on the outstanding borrowings effective when the financial covenants originally contained in the facility are not met. Under such circumstances, the interest rate charged would increase to 6-month LIBOR plus between 1.8% and 2.25% from the reporting date to September 30, 2010 unless cancelled by the Company prior to that time. The Company’s
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

interest payments on March 10, 2010 and September 10, 2010, will be based on this higher interest rate unless the amendment is cancelled by the Company prior to that time. If Gerdau S.A. were to have a senior unsecured long-term foreign currency denominated debt rating from Standard & Poor’s Rating Services below BBB-, the interest rate for the Term Loan Facility would increase an additional 0.45%. After September 30, 2010 or upon the Company’s cancellation of the revised covenants if sooner, these interest rate revisions would terminate. The amendment does not affect the outstanding amount of borrowings under or the original amortization schedule of the Term Loan Facility.
In addition, the Term Loan Facility requires that, for each six-month interest period, certain specified export receivables of Gerdau S.A. and certain of its Brazilian subsidiaries have a market value, as determined in accordance with the provisions of the Term Loan Facility, of at least 125% of the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during such interest period. If this export receivable coverage ratio is not met for any two consecutive interest periods or three non-consecutive interest periods, the Term Loan Facility would be secured by springing liens on the export receivables and related bank accounts. Any subsequent failure to meet the export receivable coverage ratio would constitute an event of default under the Term Loan Facility. As of the most recent interest period ending September 9, 2009, the export receivables were $199.7 million and the principal and interest due on the Tranche A and B Loans outstanding under the Term Loan Facility during this interest period was $34.1 million.
The Term Loan Facility also contains customary covenants restricting the Company from engaging in certain actions, including the ability of certain of its subsidiaries, including Gerdau Ameristeel US Inc. and GNA Partners, GP, to incur additional liens on such entities’ assets, enter into certain transactions with affiliates and enter into certain merger transactions. The Company may elect to prepay all or any portion of the loans under the Facility at any time, without penalty or premium if done on an interest rate reset date.
The Company was in compliance with the terms of Term Loan Facility at December 31, 2009.
During 2009, the Company used cash and proceeds from debt issuances to repay $910 million of the Term Loan Facility.
Senior Secured Credit Facility: In December 2009 the Company entered into a new $650 million senior secured asset-based revolving credit facility. The Company terminated the previously existing $950 million facility which would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012. The Company can borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, or (ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company’s operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility is based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. Any borrowings under the Senior Secured Credit Facility are secured by the Company’s cash, inventory, accounts receivable and certain other assets not including real property, machinery or equipment.
Loans under the Senior Secured Credit Facility bear interest at a rate equal to one of several rate options (LIBOR, federal funds rate, bankers’ acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the Senior Secured Credit Facility may be made in US dollars or Canadian dollars, at the option of the Company. The Company’s Senior Secured Credit Facility requires the Company to comply with a Fixed Charge Coverage ratio of at least 1.1:1.0 at all times when the excess availability under the facility is less than $81.3 million. The Fixed Charge Coverage Ratio is defined in the agreement as the ratio of twelve month trailing EBITDA minus unfinanced capital expenditures to the sum of scheduled debt principal payments, prepayments of principal of debt, cash interest payments, cash taxes, cash dividends and share buybacks, and cash pension payments exceeding pension accruals during the period. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and certain other adjustments as specified in the Senior Secured Credit Facility. As of December 31, 2009, excess availability under the Senior Secured Credit Facility was $501.5 million. In addition, the Company’s Senior Secured Credit Facility contains restrictive covenants that limit its ability to engage in specified types of transactions without the consent of the lenders. These covenants may limit the Company’s ability to, among other things, incur additional secured debt, issue redeemable stock and preferred stock, pay dividends on its common shares, sell or otherwise dispose of certain assets, make acquisitions or other investments and enter into mergers or consolidations.
The Company was in compliance with the terms of the Senior Secured Credit Facility at December 31, 2009.
At December 31, 2009 and 2008, there were no loans outstanding under these facilities, and there were $66.3 million and $74.9 million, respectively, of letters of credit outstanding under these facilities. Based upon available collateral under the terms of the agreement, at December 31, 2009 and 2008, approximately $420.2 million and $759.6 million, respectively, were available under the Senior Secured Credit Facilities, net of outstanding letters of credit.
Senior Notes: On August 31, 2009 the Company redeemed all of the outstanding Senior Notes, at a redemption price equal to 101.792% of the outstanding principal amount (the “Redemption Price”). The Company funded the Redemption Price of approximately
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

$412.3 million with cash. The notes were redeemed in full in accordance with their terms. The Company recorded a charge related to the debt extinguishment of $11.9 million during the year ended December 31, 2009.
Industrial Revenue Bonds: The Company had $46.8 million and $50.4 million of industrial revenue bonds (“IRBs”) outstanding at December 31, 2009 and 2008, respectively. Approximately $23.8 million of the bonds were issued by the Company in prior years to construct facilities in Jackson, Tennessee. The Jackson IRBs mature in 2014 and 2017. The interest on these bonds resets weekly. The Jackson, Tennessee bonds are secured by letters of credit issued under the Senior Secured Credit Facility. The Company assumed an IRB in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in September 2002, which was subsequently repaid during 2009. On May 3, 2007, Gerdau Ameristeel US Inc., a wholly owned subsidiary of the Company, entered into an IRB for the Jacksonville, Florida facility in the amount of $23.0 million. This IRB matures on May 1, 2037 and has fixed interest rate of 5.3% payable semi-annually. This bond is guaranteed by the Company.
Capital Expenditures Credit Facility: On November 22, 2006, the Company entered into a $75.0 million Capital Expenditure Credit Facility. The facility expired on November 30, 2008. As a result, the Company no longer has the ability to enter into new loans under this facility. At December 31, 2009 and 2008, the loan amount outstanding was $13.9 million and $15.4 million, respectively. The loan is secured by the equipment purchased with the financing, and the terms call for it to be repaid in ten equal semiannual payments starting on September 10, 2009. The interest rate on the loan is LIBOR plus 1.80%. The Capital Expenditure Credit Facility requires that the Company maintain its Shareholders’ Equity greater than $900 million and a Shareholders’ Equity to Total Assets ratio of not less than 0.3:1.0. Total Assets is defined as the total assets on the balance sheet of the Company excluding goodwill. As of December 31, 2009, Shareholders’ Equity was $2.9 billion and the Shareholders’ Equity to Total Asset ratio was 0.7:1.0.
AFFILIATED DEBT
In November 2009, a subsidiary of the Company entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Company’s subsidiary and the guaranteed by the Company’s U.S. operating subsidiaries, bears interest at 7.95%, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020. Interest is payable semiannually, starting on July 20, 2010. The Company used the net proceeds of the loan to prepay $610.0 million of debt outstanding pursuant to the Term Loan Facility. The Company had $610.0 million recorded in Long-term Debt — Affiliated and $3.8 million recorded in Accrued interest — affiliated at December 31, 2009.
Long-term Debt included the following ($000s):

	December 31
	2009	2008
Non-affiliated Debt:
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2012 (1)	$690,000	$1,600,000
Term Loan Facility, bearing interest of LIBOR plus 1.00% to 2.25%, due September 2013 (1)	1,000,000	1,000,000
Senior Notes, bearing interest of 10.375%, due July 2011, net of original issue discount (2)	—	403,976
Industrial Revenue Bonds, bearing interest of 0.41% to 5.30%, due through May 2037	46,800	50,400
Capital Expenditure Credit Facility, bearing interest of LIBOR plus 1.80%, due March 2014	13,859	15,399
Other, bearing interest from 6.00% to 7.46%, due through April 2011	116	112
Total Non-affiliated Debt	1,750,775	3,069,887
Less current portion — Non-affiliated	(3,174)	(1,893)
Long-term Debt, less current portion — Non-affiliated	1,747,601	3,067,994
Affiliated debt, bearing interest of 7.95%, due January 2020	610,000	—
Total Long-term Debt	$2,357,601	$3,067,994

(1)	The Term Loan Facility has semi-annual debt repayments beginning March 2012 based on the Loan amortization schedule within the Term Loan Facility agreement.

(2)	As a result of the Company having hedged a portion of its 10 3/8% Senior Notes and then subsequently terminating these hedges, the carrying value of those notes was adjusted to reflect the final fair value of the derivatives as of the time they were terminated.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The maturities of borrowings for the years ending subsequent to December 31, 2009, are as follows ($000s):

Amount
2010	$3,174
2011	3,101
2012	1,193,080
2013	503,080
2014	5,340
Thereafter	653,000
$2,360,775
The Company’s debt agreements contain covenants that if the Company’s business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.
NOTE 9 – RELATED PARTY TRANSACTIONS
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
The related party transactions consisted of the following ($000s):

	Year Ended December 31,
	2009	2008
Purchases from affiliated companies	$8,349	$94,339
Sales to affiliated companies	75,125	96,013
Leases between PCS and entities controlled by management of PCS	6,389	2,746
Interest expense — affiliated (1)	3,772	—

(1)	The interest expense — affiliated is related to the $610.0 million affiliated loan agreement discussed in Note 8.
Additionally, at December 31, 2009 and 2008, the Company had $10.3 million and $18.6 million of accounts receivable from affiliated companies related to the sales above, respectively.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – INCOME TAXES
The income tax (benefit)/expense was comprised of ($000s):

	Year Ended December 31,
	2009	2008
Current	$(86,453)	$322,999
Deferred	(42,123)	(35,559)
	$(128,576)	$287,440

Current income taxes:
Canada	$(3,577)	$8,799
U.S.	(82,856)	314,047
Other	(20)	153
	$(86,453)	$322,999

Deferred income taxes:
Canada	$(25,795)	$14,640
U.S.	(16,328)	(50,199)
	$(42,123)	$(35,559)

Total provision for income taxes	$(128,576)	$287,440
The income tax (benefit)/expense differed from the amount computed by applying the Canadian statutory income tax rate (federal and provincial) to income before income taxes, as follows ($000s):

	Year Ended December 31,
	2009	2008
Tax provision at Canadian statutory rates (31.0% and 31.5% for 2009 and 2008, respectively)	$(90,782)	$(90,725)

Increased (decreased) by the tax effect of:
Non deductibility of impairment of goodwill	—	376,223
Tax exempt income	(42,231)	(42,074)
Effect of different rates in foreign jurisdictions	(17,705)	44,925
Deduction related to domestic production activities	—	(16,027)
Change in enacted tax rates	5,585	(2,619)
Change in valuation allowance	20,848	23,940
Noncontrolling interest	793	(3,765)
Other, net	(5,084)	(2,438)
Income tax (benefit)/expense	$(128,576)	$287,440
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The components of the deferred tax assets and liabilities consisted of the following ($000s):

	December 31,
	2009	2008
Canada
Non-current deferred tax assets
Operating loss carryforwards	$36,347	$8,127
Tax credits and capital losses	2,455	—
Pension and retirement accruals	23,653	16,347
Long-term liabilities not currently deductible	6,136	2,609
Other	841	393
	69,432	27,476
Less: Valuation allowance	(2,455)	—

Total non-current deferred tax assets	$66,977	$27,476
Non-current deferred tax liabilities
Property, plant and equipment	$36,296	$32,867
Other	921	—
Total non-current deferred tax liabilities	$37,217	$32,867
Net non-current deferred tax assets (liabilities)	$29,760	$(5,391)

United States
Current deferred tax assets
Accounting provisions not currently deductible for tax purposes	$29,743	$31,414
Less: Valuation allowance	(9,001)	—
Net current deferred tax assets	$20,742	$31,414
Non-current deferred tax assets
Operating loss carryforwards	$26,898	$20,439
State tax credits and unrealized capital loss carryforward	61,163	62,044
Pension and retirement accruals	72,563	81,280
Long-term liabilities not currently deductible	19,977	35,012
Other	19,123	16,099
	199,724	214,874
Less: Valuation allowance	(44,494)	(34,897)
Total non-current deferred tax assets	$155,230	$179,977
Non-current deferred tax liabilities
Property, plant and equipment, and intangibles	$455,483	$498,440
Total non-current deferred tax liabilities	$455,483	$498,440
Net non-current deferred tax liabilities	$300,253	$318,463

Total gross deferred tax assets	$242,949	$238,867

Total gross deferred tax liabilities	$492,700	$531,307
As of December 31, 2009, the Company had a combined non-capital loss carryforward of approximately $141.5 million for Canadian tax purposes that expire on various dates between 2013 and 2029. The Company also had a net operating loss (“NOL”) carryforward of approximately $43.5 million for U.S. federal income tax purposes and $376.0 million for state income tax purposes that expire on various dates between 2010 and 2029.
Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (“IRC”) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. The Company believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded for those NOLs.
The Company believes its Canadian net deferred tax asset at December 31, 2009 of $29.8 million is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary.
The Company recorded a valuation allowance of $20.8 million and $30.7 million in 2009 and 2008, respectively. During 2009 and 2008, the Company recorded a valuation allowance of $10.2 million and $6.8 million, respectively, related to the $33.3
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

million deferred tax asset associated with state tax credits obtained in the Chaparral acquisition. As of December 31, 2009, the Company has recorded a cumulative valuation allowance of $17.0 million for this deferred tax asset because the Company believes this deferred tax asset is not more likely than not to be fully realized before its expiration. The state credits will expire on various dates between 2015 and 2018. For the year ended December 31, 2009, the Company recorded a pre-tax charge of $115.0 million related to the facility closures discussed in Note 18. As a result of the facility closures, a valuation allowance of $7.4 million was recorded against the associated deferred tax asset related to certain state net operating losses since the Company believes that it is not more likely than not to be fully realized. During 2009 the Company also recorded a valuation allowance of $2.3 million related to Canadian capital losses realized.
During 2008 the Company recorded a pre-tax other-than-temporary impairment of approximately $60.0 million related to the auction rate securities discussed in Note 2. As a result, a valuation allowance of $23.4 million was recorded against the associated deferred tax asset since the Company believes that it is not more likely than not to be fully realized.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be permanently reinvested by these subsidiaries.
As of December 31, 2009 and 2008, respectively, the Company had $24.6 million and $22.8 million of unrecognized tax benefits (“UTBs”). Included in this balance of unrecognized tax benefits at December 31, 2009 and 2008, respectively, are $19.6 million and $17.0 million that, if recognized, would decrease the Company’s effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows ($000s):

	2009	2008
Balance as of January 1	$22,765	$17,373
Tax positions related to current year:
Gross additions	5,083	3,323
Gross reductions	(92)	(339)

Tax positions related to prior year:
Gross additions	42	1,429
Gross reductions	(2,384)	(372)
Settlements	(851)	(1,333)
Lapses in statute of limitations	(248)	(1,346)
UTBs acquired in a business combination	—	4,385
Changes due to translation of foreign currency	253	(355)
Balance as of December 31	$24,568	$22,765
The above reconciliation of the gross unrecognized tax benefit will differ from the amount which would affect the effective rate due to the impact of the recognition of federal and state tax benefits.
The Company’s continuing practice is to recognize interest and /or penalties related to uncertain tax positions in income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued interest and penalties of approximately $0.7 million during 2009 and in total, as of December 31, 2009, has recognized a liability of approximately $3.3 million for interest and/or penalties. During 2008, the Company accrued approximately $0.1 million of interest and penalties and in total, as of December 31, 2008, recognized a liability of approximately $2.6 million for interest and / or penalties.
The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.
The tax years 2004 to 2009 remain open to examination in the United States and various state taxing jurisdictions. The tax years 2002 to 2009 remain open to examination by the Canadian taxing jurisdictions.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – POSTRETIREMENT BENEFITS
The Company maintains defined benefit pension plans covering certain employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.
Certain employees are also covered by defined contribution retirement plans. For the years ended December 31, 2009 and 2008, Company contributions and expense were approximately $11.9 million and $16.3 million, respectively.
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
The following tables summarizes the changes in the benefit obligation and fair value of plan assets included in the Company’s consolidated statements of financial position ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation at beginning of period	$616,652	$662,978	$113,457	$123,156
Service cost	26,097	25,262	2,235	2,864
Interest cost	41,461	38,076	7,222	7,076
Plan participants’ contributions	—	—	1,520	1,238
Amendments	354	391	—	1,226
Curtailment	(26,157)	(2,095)	(8,110)	—
Actuarial (gain) loss	84,909	(22,484)	18,010	(8,676)
Benefits and administrative expenses paid	(29,789)	(28,637)	(6,913)	(6,272)
Medicare Part D subsidy	—	—	692	558
Foreign exchange (gain) loss	41,315	(56,839)	5,659	(7,713)
Benefit obligation at end of period	$754,842	$616,652	$133,772	$113,457

Change in Plan Assets
Fair value of plan assets at beginning of period	$387,336	$532,047	$—	$—
Actual return on plan assets	66,381	(114,435)	—	—
Employer contribution	75,459	48,214	4,701	4,477
Plan participants’ contributions	—	—	1,520	1,237
Benefits and administrative expenses paid	(29,789)	(28,637)	(6,913)	(6,272)
Medicare Part D subsidy	—	—	692	558
Foreign exchange (loss) gain	34,837	(49,853)	—	—
Fair value of plan assets at end of period	$534,224	$387,336	$—	$—

Amounts Recognized in the Consolidated Balance Sheets
Other assets	$2,576	$3,154	$—	$—
Accrued salaries, wages and employee benefits	(2,581)	(1,720)	(5,701)	(5,152)
Accrued benefit obligations	(220,613)	(230,750)	(128,071)	(108,305)
Net liability recognized, end of year	$(220,618)	$(229,316)	$(133,772)	$(113,457)
The accumulated benefit obligation for all defined benefit pension plans was $710.2 million and $552.5 million at December 31, 2009 and 2008, respectively. The unfunded status for all pension benefits plans was ($220.6) million and ($229.3) million at December 31, 2009 and 2008, respectively, and for other benefit plans was ($133.8) million and ($113.5) million at December 31, 2009 and 2008, respectively.

The amounts recognized in Accumulated other comprehensive loss at December 31, 2009 were as follows ($000s):

	Pension Benefits	Other Benefit Plans
Transition obligation	$986	$—
Prior service cost	7,200	(4,074)
Net actuarial loss	201,635	15,966
	$209,821	$11,892

The amounts in Accumulated other comprehensive loss expected to be recognized as a component of net periodic benefit in 2010 are as follows ($000s):

	Pension Benefits	Other Benefit Plans
Amortization of transition liability	$201	$—
Amortization of prior service cost	2,618	(461)
Amortization of net actuarial loss	12,742	390
The components of net periodic benefit cost were as follows ($000s):

	Pension Benefits		Other Benefit Plans
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$26,097	$25,262	$2,235	$2,864
Interest cost	41,461	38,076	7,222	7,076
Expected return on plan assets	(36,617)	(39,315)	—	—
Amortization of transition liability	191	212	—	—
Amortization of prior service cost	2,939	4,139	(426)	(306)
Amortization of net actuarial loss	6,147	2,228	159	460
Curtailment	4,750	—	222	—
Net periodic benefit cost	$44,968	$30,602	$9,412	$10,094
Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows ($000s):

	Pension Benefits		Other Benefit Plans
	December 31,		December 31,
	2009	2008	2009	2008
Projected benefit obligation	$733,964	$602,907	$133,772	$113,457
Accumulated benefit obligation	689,329	538,712	133,772	113,457
Fair value of plan assets	510,706	370,443	—	—
The information for pension plans with a projected benefit obligation in excess of plan assets was the same as the information above for pension plans with an accumulated benefit obligation in excess of plan assets.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

ASSUMPTIONS

	Pension Benefits		Other Benefit Plans
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefits obligations at December 31,
Discount rate	5.75% to 6.25%	6.25% to 7.25%	5.75% to 6.25%	6.25% to 7.25%
Expected long-term return on plan assets	7.25% to 8.00%	7.00% to 8.00%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	3.50% to 4.25%	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31,
Discount rate	6.25% to 7.25%	5.50% to 6.25%	6.25% to 7.25%	5.50% to 6.25%
Expected long-term return on plan assets	7.00% to 8.00%	7.00% to 8.25%	N/A	N/A
Rate of compensation increase	3.50% to 4.25%	3.50% to 4.25%	N/A	N/A

Assumed health care cost trend rates at December 31,
Health cost trend rate — initial	N/A	N/A	8.20% to 8.70%	9.00% to 9.70%
Health cost trend rate — ultimate	N/A	N/A	5.00% to 5.50%	5.00% to 5.50%
Year in which ultimate rate is reached	N/A	N/A	2016 to 2017	2014 to 2016
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects ($000s):

	1 Percentage Point	1 Percentage Point
	Increase	Decrease
Effect on total of service cost and interest cost	$1,418	$(1,147)
Effect on postretirement benefit obligation	17,066	(14,240)
The expected long-term rate of return on plan assets is based on the Company’s estimate of long-term returns for equities and fixed income securities weighted by the allocation of the assets in the plans.
PLAN ASSETS
The Company’s pension plan weighted-average asset allocations at December 31, 2009 and 2008, by asset category were as follows:

	Plan Assets at December 31,
	2009	2008
Asset Category
Equity securities	62.0%	60.2%
Debt securities	35.7%	35.6%
Real estate	0.2%	0.5%
Other	2.1%	3.7%
Total	100.0%	100.0%
The Company has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool that is separate from and independent of the Company. To accomplish this objective, the fund is invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. The Company retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.
The asset mix policy considers the principles of diversification and long-term investment goal, as well as liquidity requirements. In order to accomplish that, the target allocations are 60% equity securities and 40% debt securities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009, the pension plan assets were stated at fair value. If available, quoted market prices in active markets were used to fair value debt and equity securities. For securities that had no quoted market price, estimated fair values were used. The estimated fair values for the real estate limited partnerships were based on expected cash flows, discount rates and overall capital market liquidity in a non-active market. Certain cash and cash equivalents and mutual funds were invested in common collective trusts that are open-ended commingled pools dedicated exclusively to the management of assets in each fund. The estimated fair value of the cash and cash equivalents and mutual funds were based on the net asset value of their underlying investments. For some mutual funds, the net asset value was a quoted market price and for this reason those funds were classified as level 1. For other mutual funds, the net asset value was the sum of the market prices of the securities in the fund and for this reason classified as level 2. To achieve its investment objective, the mutual funds invest in equity securities, fixed income securities or fixed mutual funds that may include derivative instruments such as future contracts and swap agreements.
The fair values of the Company’s pension plan assets at December 31, 2009, by asset category were as follows ($000s):

		Fair Value Measurements at December 31, 2009
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents	$8,634	$376	$8,258	$—
Equity securities
Health Care	5,766	5,766	—	—
Utilities	523	523	—	—
Financials	20,596	20,596	—	—
Consumer Staples	5,555	5,555	—	—
Consumer Discretionary	4,450	4,450	—	—
Materials	11,102	11,102	—	—
Energy	14,615	14,615	—	—
Information Technology	7,085	7,085	—	—
Industrials	10,464	10,464	—	—
Telecommunication Service	2,141	2,141	—	—
Miscellaneous	232	232	—	—
ADR’s	4,531	4,531	—	—
Debt Securities
Government and Agencies	46,708	46,708	—	—
Municipal Bonds	319	319	—	—
Corporate Bonds and Notes	39,056	39,056	—	—
Mutual Funds (1)	352,803	134,318	218,485	—
Real Estate/Limited Partnerships	1,000	—	—	1,000
	$535,580	$307,837	$226,743	$1,000
Receivables	15,254
Payables	(16,610)
	$534,224

(1)	This category includes investments in equity securities and debt securities.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

BENEFIT PAYMENTS
The expected benefit payments, in future years, are as follows ($000s):

		Other Benefit	Other Benefit
	Pension	Plans Before	Plans After
	Benefits	Subsidy	Subsidy
Projected Benefit Payments
2010	$35,813	$6,137	$5,701
2011	36,305	7,392	6,981
2012	40,051	7,800	7,341
2013	41,417	8,299	7,799
2014	42,596	8,746	8,206
2015 to 2019	256,179	49,371	46,143
CONTRIBUTIONS
The Company contributed $75.5 million and $48.2 million to its defined benefit pension plans for the years ended December 31, 2009 and 2008, respectively. The Company expects to contribute $71.1 million to its pension plans in 2010.
MULTI-EMPLOYER PENSION PLANS
PCS is a contributor to trade union multi-employer pension plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employers Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to multi-employer plans if the employer withdraws from the plan or if the plan terminates. The Company’s contingent liability, if any, under these laws cannot be determined at this time. Contributions for employee benefits at PCS, including multi-employer pension plans, totaled $23.7 million and $34.2 million for years ended December 31, 2009 and 2008, respectively. The Company expects to contribute $24.5 million in 2010.
NOTE 12 – FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted FASB ASC Topic 820 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a three tier fair value hierarchy which prioritizes the inputs in measuring fair value, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than level 1 prices such as quoted prices (unadjusted) for similar assets or liabilities; quoted prices (unadjusted) in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2009 and 2008, the Company had certain assets and liabilities that were required to be measured at fair value on a recurring basis. These included the Company’s short-term and long-term investments and derivative instruments.
The Company’s short-term investments consisted of the items as identified in Note 2. The fair values of the U.S. and Canadian government treasury bills were determined based on observed prices in publicly quoted markets. Therefore the Company utilized level 1 inputs to measure the fair market value of those investments. For the fair value of the remaining short-term investments the Company utilized a standard pricing model based on inputs that were readily available in public markets or derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the short-term investments it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these short-term investments.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The Company’s auction rate security instruments, which were classified as long-term investments at December 31, 2009, were reflected at fair value. The fair values of these securities were estimated utilizing valuation models including those based on expected cash flows and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity in a non-active market as of December 31, 2009. Therefore, the Company utilized level 3 inputs to measure the fair market value of these investments.
The Company’s derivative instruments consist of interest rate swaps. See Note 13 for further information on the Company’s derivative instruments and hedging activities. The Company utilized a standard pricing model based on inputs that were either readily available in public markets or derived from information available in publicly quoted markets to determine the value of the derivatives. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts it holds. Therefore, the Company utilized level 2 inputs to measure the fair market value of these derivatives.
The Company’s assets measured at fair value on a recurring basis subject to the disclosure requirements of FASB ASC Topic 820 at December 31, were as follows ($000s):

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$25,000	$—	$25,000	$—
Long-term Investments	$28,538	$—	$—	$28,538
Liabilities:
Derivative liabilities	$37,822	$—	$37,822	$—

		Fair Value Measurements at Reporting Date Using
		Quoted Prices in		Significant
		Active Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments	$205,817	$74,980	$130,837	$—
Long-term Investments	$33,189	$—	$—	$33,189
Liabilities:
Derivative liabilities	$63,005	$—	$63,005	$—
The following table summarizes the changes in fair value for the level 3 auction rate securities ($000s):

	2009	2008
Short-term investments
Balance as of January 1	$—	$94,591
Reclassification to Long-term Investments	—	(54,220)
Realized loss on investments	—	(39,671)
Sales of Short-term investments	—	(700)
Balance as of December 31	$—	$—

Long-term Investments
Balance as of January 1	$33,189	$—
Reclassification from Short-term investments	—	54,220
Realized gain (loss) on investments, net	3,244	(20,306)
Sales of Long-term Investments	(7,895)	(725)
Balance as of December 31	$28,538	$33,189
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of Cash and cash equivalents, Accounts receivable, net, Accounts payable and accrued liabilities in the Consolidated Balance Sheet approximated fair value.
The fair value of the Company’s debt was $2.2 billion and $2.6 billion as of December 31, 2009 and 2008, respectively. At December 31, 2009, the fair value of the Company’s debt was determined by the present value of future payments based on interest rate conditions as of that time. At December 31, 2008, fair values of the floating rate debt were determined by the present value of future payments based on interest rate conditions at that time and those of the fixed rate debt were estimated based on quoted market prices.
The Company also had assets that, under certain conditions, were subject to measurement at fair value on a non-recurring basis. Those assets include inventories; property, plant and equipment; goodwill and intangibles. During the year ended December 31, 2009, the Company recorded a $33.0 million charge to Cost of sales to write down inventories to net realizable value. Additionally, as discussed in Notes 2 and 18, during the year ended December 31, 2009 the Company recorded an impairment charge of $81.9 million related to the property, plant and equipment as a result of its long-lived asset impairment test at the closed facilities. This charge was included in the Facility closure costs line item of the Company’s Consolidated Statement of Earnings. At December 31, 2009, the Company had no inventory or property, plant and equipment measured at fair value. For goodwill and intangibles, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During the year ended December 31, 2009, the Company had no impairments related to goodwill and intangibles.
The Company fair valued its inventories based on an estimate of current market selling prices (less selling costs). The Company used unobservable inputs based on the assumptions that market participants would use in pricing these assets at the measurement date. Therefore, the Company utilized level 3 inputs in valuing its inventory.
In conjunction with the impairment test discussed above, the Company fair valued its property, plant and equipment based on an estimate of the amount that would be received in an orderly liquidation sale. The Company used unobservable inputs based on the assumptions that market participants would use in pricing these assets. Therefore, the Company utilized level 3 inputs in this valuation.
NOTE 13 – FINANCIAL INSTRUMENTS
CASH FLOW HEDGES
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
FAIR VALUE HEDGES
On April 18, 2008, the Company settled its interest rate swaps which qualified as a fair value hedge. These interest rate swaps converted the fixed rate 10 3/8% Senior Notes to floating rate debt and had a notional value of $200 million and a fair value of $2.5 million when they were terminated on April 18, 2008. Upon the termination of these interest rate swaps the carrying value of the 10 3/8% Senior Notes increased $2.5 million and the Company amortized the amount and recognized an increase of Interest expense – non-affiliated using the effective interest rate. In August 2009, the Company paid off the Senior Notes and recognized the remaining $1.5 million of fair value as a Loss on extinguishment of debt in the Consolidated Statement of Earnings. For the year ended December 31, 2009, the amount recorded as an increase of Interest expense - non-affiliated was insignificant. The Company reflected the ineffective portion of the fair value hedges in Interest expense – non-affiliated. For the year ended December 31, 2008, there was no ineffectiveness related to fair value hedges.
NON-QUALIFYING
Additionally, on April 18, 2008, the Company settled the interest rate caps and floors, otherwise known as collars, related to the fair value interest rate swaps discussed above to limit its exposure to the variable USD LIBOR interest rate. These derivatives did not qualify for hedge accounting. These interest rate caps and floors had a fair value of $4.6 million when they were terminated on April 18, 2008. The Company reflects the changes in derivatives that do not qualify for hedge accounting in Interest expense – non-affiliated. For the year ended December 31, 2008, the change in fair value of non-qualifying derivatives was a loss of $1.1 million.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for derivatives designated as hedging instruments as of December 31, 2009 and 2008, respectively ($000s):

		Asset Derivatives		Liability Derivatives
		Fair Value at	Fair Value at	Fair Value at	Fair Value at
	Balance Sheet	December 31,	December 31,	December 31,	December 31,
	Location	2009	2008	2009	2008
Derivatives designated as hedging instruments
Interest rate derivative contracts	Other Liabilities	$—	$—	$37,822	$63,005
The following table summarizes the effect of cash flow derivative instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized		Amount of Loss Reclassified
	in AOCI on Derivative		from AOCI into Income
	(Effective Portion)		(Effective Portion) (a)
	Year Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
Interest rate derivative contracts	$15,362*	$(38,433)*	$17,114	$1,007

*	Net of tax

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
There was no ineffectiveness recorded as interest expense for the years ended December 31, 2009 and 2008.
The Company estimates that approximately $26.0 million of pre-tax unrealized loss recognized in Accumulated other comprehensive loss as of December 31, 2009 will be reclassified into earnings within the next 12 months.
The following table summarizes the effect of fair value derivative instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in
	Income on Derivatives (a)
	Year Ended December 31,
	2009	2008
Interest rate derivative contracts	$—	$2,528

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
The following table summarizes the effect of derivatives not designated as hedging instruments on the Consolidated Statements of Earnings for the years ended December 31, 2009 and 2008 ($000s):

	Amount of Gain (Loss) Recognized in
	Income on Derivatives (a)
	Year Ended December 31,
	2009	2008
Interest rate derivative contracts	$—	$(793)

(a)	Amounts related to interest rate derivatives were included in Interest expense - non-affiliated.
The Company was not required to post assets as collateral for its derivatives.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – SHAREHOLDERS’ EQUITY
Capital stock consists of the following shares:

	Authorized	Issued	Capital Stock
	Number	Number	(in thousands)
December 31, 2009
Common	Unlimited	433,314,809	$2,554,110
December 31, 2008
Common	Unlimited	433,004,253	$2,552,323
On March 20, 2009, the Company paid total cash dividends of $0.02 per common share. This resulted in a dividend payment of $8.6 million to shareholders.
At December 31, the components of Accumulated other comprehensive loss were as follows ($000s):

	December 31,
	2009	2008
Cumulative foreign currency translation adjustments, net of tax	$85,655	$(23,784)
Minimum pension liability adjustments, net of tax	(137,007)	(117,425)
Unrealized gain on short-term investment, net of tax	1	—
Unrealized loss on qualifying cash flow hedges, net of tax	(14,547)	(37,427)
	$(65,898)	$(178,636)
EARNINGS PER SHARE
The following table identifies the components of basic and diluted loss per share attributable to Gerdau Ameristeel and subsidiaries ($000s except share and loss per share data):

	Year Ended December 31,
	2009	2008
Basic loss per share attributable to Gerdau Ameristeel and Subsidiaries:
Basic net loss	$(161,716)	$(587,407)
Average shares outstanding	432,292,911	432,090,037
Basic net loss per share	$(0.37)	$(1.36)

Diluted loss per share attributable to Gerdau Ameristeel and Subsidiaries:
Diluted net loss	$(161,716)	$(587,407)

Diluted average shares outstanding:
Average shares outstanding	432,292,911	432,090,037
Dilutive effect of stock options and share units	—	—
	432,292,911	432,090,037
Diluted net loss per share	$(0.37)	$(1.36)
At December 31, 2009, options and restricted shares to purchase 3,720,999 (1,997,571 at December 31, 2008) common shares, were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – STOCK BASED COMPENSATION
The Company has several stock based compensation plans, which are described below.
The Company has a long-term incentive plan (“LTIP”) which is designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options or SARs awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option or SAR at the date the award of the options or SARs is made. The value of the options or SARs is based on a Black-Scholes or other method for determining option values. Phantom stock, SARs and options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000.
An award of approximately $10.6 million was earned by participants pursuant to the LTIP in 2008 and was granted 40% in SARs, 30% in options and 30% in phantom stock. On March 5, 2009, the Company issued 2,002,116 options, as part of this award. An award of approximately $8.3 million was earned by participants in 2007 pursuant to the LTIP and was granted 44% in SARs, 28% in options and 28% in phantom stock. On February 28, 2008, the Company issued 379,564 options under this plan. These awards are being accrued over the vesting period.
The 2006 Stock Appreciation Rights Plan was designed to attract, retain and motivate participating employees of the Company through awards of SARs. The SARs vest 25% on each of the first four anniversaries of the date of the award. At December 31, 2009, there were 239,734 SARs outstanding under this plan. The SARs are recorded as a liability and benefits are charged to expense over the vesting period.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants issued in the table below. Expected volatilities are based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected term (in years) is determined using historical data to estimate option exercise patterns. The expected dividend yield is based on the annualized dividend rate over the vesting period. The risk free interest rate is based on the rate for U.S. Treasury bonds commensurate with the expected term of the granted option.

	2009	2008
Risk-free interest rate	1.99%	3.01%
Expected life	6.25 years	6.25 years
Expected volatility	62.95%	49.10%
Expected dividend yield	3.10%	3.08%
The grant date fair value of stock options granted during the years ended December 31, 2009 and 2008 was $1.59 and $6.02, respectively.
During the years ended December 31, 2009 and 2008, the compensation costs recognized by the Company for all options issued were $1.2 million and $0.9 million, respectively. At December 31, 2009, the remaining unrecognized compensation cost related to all unvested options was approximately $2.3 million and the weighted-average period of time over which this cost will be recognized is 2.2 years.
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
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

separate employment agreement with Gerdau S.A., dated as of January 1, 2008, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.
In order to secure the Company’s obligations to deliver such Common Shares, the Company will deposit in a rabbi trust such Common Shares plus an amount of common shares equal to the amount of cash dividends payable on such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 892,501 shares have been issued to the trust.
The Company offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of the annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of the Company. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates, and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until their service on the board terminates. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $1.6 million and $0.8 million at December 31, 2009 and 2008, respectively.
The Company and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2009, there were 439,345 and 334,429 respectively, of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. No further awards will be granted under these prior plans.
For the year ended December 31, 2009 and 2008 the Company recorded a non-cash pre-tax expense of $6.5 million and $2.5 million, respectively, to mark-to-market outstanding stock appreciation rights and expenses associated with other executive compensation agreements.
The following table summarizes stock options outstanding as of December 31, 2009, as well as activity during the year then ended:

	Number of	Weighted-Average
	Shares	Exercise Price
Outstanding at December 31, 2008	1,307,036	$9.13
Granted	2,002,116	3.48
Exercised	(108,590)	1.98
Forfeited	(372,064)	6.18
Outstanding at December 31, 2009 (a)	2,828,498	$5.79

Options exercisable	665,320	$7.57

(a)	At December 31, 2009, the weighted-average remaining contractual life of options outstanding and exercisable was 7.8 years and 4.4 years, respectively.
At December 31, 2009 and 2008, the aggregate intrinsic value of options outstanding was $10.4 million and $1.8 million, respectively. At December 31, 2009 and 2008, the aggregate intrinsic value of options exercisable was $2.1 million and $1.8 million, respectively. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised and fair value of shares vested during the years ended December 31, 2009 and 2008 were as follows ($000s):

	2009	2008
Proceeds from stock options exercised	$216	$1,195
Tax benefit related to stock options exercised	135	1,200
Intrinsic value of stock options exercised	681	777
Total fair value of shares vested	5,489	3,536
The following table summarizes information about options outstanding at December 31, 2009:

		Weighted-Average
Exercise Price	Number	Remaining	Weighted -Average	Number
Range US$	Outstanding	Contractual Life	Exercise Price	Exercisable
$1.38 to $3.48	2,072,775	8.0	$3.22	334,429
$9.50 to $10.90	428,140	6.9	10.53	242,495
$15.86	327,583	8.2	15.86	88,396
	2,828,498			665,320
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
In general, the Company’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken. The Company’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation. In such determinations, the Company may employ outside consultants and providers of such remedial services to assist in making such determinations. Although the ultimate costs associated with the remediation are not known precisely, the Company estimated the present value of total remaining costs were approximately $19.3 million and $18.8 million as of December 31, 2009 and 2008, respectively. Of the $19.3 million of costs recorded as a liability at December 31, 2009, the Company expects to pay approximately $4.9 million during the year ended December 31, 2010.
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
LEGAL AND OTHER CLAIMS
In September 2008, the Company and most other major North American steel producers were named as defendants in a series of lawsuits filed in federal court in the Northern District of Illinois. The lawsuits allege that the defendants conspired to fix, raise, maintain and stabilize the price at which steel products were sold in the United States by artificially restricting the supply of such steel products. The lawsuits, which purport to be brought on behalf of a class consisting of all direct and indirect purchasers of steel products from the defendants between January 1, 2005 and the present, seek treble damages and costs, including reasonable attorney fees and pre- and post-judgment interest. Although the Company believes that
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

the lawsuits are entirely without merit and plans to aggressively defend them, the Company cannot at this time predict the outcome of this litigation or determine the Company’s potential exposure, but if determined adversely to the Company, they could have a material adverse effect on the Company’s assets.
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
OPERATING LEASE COMMITMENTS
The Company leases certain equipment and real property under non-cancelable operating leases. At December 31, 2009, future minimum payments on leases with remaining terms in excess of one year, consist of the following ($000s):

Amount
2010	$21,757
2011	19,570
2012	17,860
2013	16,410
2014	14,721
Thereafter	15,389
$105,707
Total rent expense related to operating leases was $31.3 million and $32.7 million for the years ended December 31, 2009 and 2008, respectively.
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
NOTE 17 – SEGMENT INFORMATION
The Company is organized into two primary business segments: (a) steel mills which manufacture and market a wide range of Long Steel Products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections and coiled wire rod and (b) downstream products which include rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing, and the production of elevator guide rails, grinding balls, wire mesh and wire drawing. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation, based on the same accounting policies discussed in Note 1. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets primarily include cash; short-term investments; long-term investments; investment in 50% owned joint ventures; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes some unallocated selling and administrative expenses, interest income, interest expense, write down of long-term investments and income tax expense that may not be directly attributable to either specific segment. As further discussed in Note 18, the Company recorded a $115.0 million non-cash pre-tax charge for the year ended December 31, 2009, related to facility closure costs. For the year ended December 31, 2009, the facility closure costs allocated to the steel mills and the downstream segments were $112.8 million and $2.2 million, respectively.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Operational results and other financial data for the two business segments for the years ended December 31 were as follows ($000s):

	Year Ended December 31,
	2009	2008
Revenue from external customers:
Steel mills	$3,099,285	$6,769,530
Downstream products	1,096,438	1,758,950
Total	$4,195,723	$8,528,480

Inter-company sales:
Steel mills	$494,158	$937,883
Downstream products	—	—
Corp/eliminations/other	(494,158)	(937,883)
Total	$—	$—

Total sales:
Steel mills	$3,593,443	$7,707,413
Downstream products	1,096,438	1,758,950
Corp/eliminations/other	(494,158)	(937,883)
Total	$4,195,723	$8,528,480

Operating (loss) income:
Steel mills	$(140,470)	$(45,661)
Downstream products	56,552	(31,918)
Corp/eliminations/other	(2,520)	(55,509)
Total	$(86,438)	$(133,088)

Depreciation expense:
Steel mills	$180,995	$192,184
Downstream products	19,517	17,053
Corp/eliminations/other	13,594	10,430
Total	$214,106	$219,667

Amortization expense:
Steel mills	$54,591	$93,092
Downstream products	11,145	9,867
Total	$65,736	$102,959

Impairment of goodwill:
Steel mills	$—	$1,194,360
Downstream products	—	83,640
Corp/eliminations/other	—	—
Total	$—	$1,278,000

	December 31,
	2009	2008
Segment assets:
Steel mills	$4,701,907	$5,373,934
Downstream products	637,978	880,364
Corp/eliminations/other	1,027,080	1,015,757
Total	$6,366,965	$7,270,055

Segment goodwill:
Steel mills	$1,783,798	$1,773,711
Downstream products	178,300	178,300
Total	$1,962,098	$1,952,011

Segment Intangibles:
Steel mills	$435,103	$489,667
Downstream products	14,900	26,069
Total	$450,003	$515,736

	Year Ended December 31,
	2009	2008
Capital expenditures:
Steel mills	$61,834	$139,569
Downstream products	10,964	18,787
Corp/eliminations/other	5,288	9,761
Total	$78,086	$168,117
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Geographic data was as follows ($000s):

	United States	Canada	Total
December 31, 2009
Revenue from external customers	$3,611,929	$583,794	$4,195,723
Property, plant and equipment	1,335,025	285,827	1,620,852

December 31, 2008
Revenue from external customers	$7,300,256	$1,228,224	$8,528,480
Property, plant and equipment	1,533,064	275,414	1,808,478
NOTE 18 – FACILITY CLOSURE COSTS
During the second quarter of 2009, as a result of the significant downturn in the economy and declining demand for its products, the Company announced its plans to stop production at certain facilities (the “Plan”). The Company stopped production at its Perth Amboy, New Jersey and Sand Springs, Oklahoma facilities during the third quarter of 2009. The Company recorded a $115.0 million pre-tax charge for the year ended December 31, 2009, related to the Plan. The charge is included in the Facility closure costs line item of the Company’s Consolidated Statement of Earnings and it impacted the Company’s mills and downstream segments. The pre-tax facility closure cost charge for the year ended December 31, 2009 consisted of the following ($000s):

December 31, 2009
Write-down of property, plant and equipment	$81,888
Inventory	11,668
Employee severance costs	5,026
Pension curtailment	3,967
Other	12,484
$115,033
The cash charges which were included in the $115.0 million charge for the year ended December 31, 2009 were $15.1 million. Any unpaid cash charges were insignificant as of December 31, 2009. The Plan was substantially completed in 2009 and any remaining charges related to the Plan should be insignificant.
NOTE 19 – SUBSEQUENT EVENTS
In February 2010, the Board of Directors of the Company approved the adoption of the Equity Incentive Plan (the “EIP”), which is subject to shareholder approval. In connection with the proposed adoption of the EIP, the Company terminated the LTIP discussed in Note 15, and no further awards will be granted under this plan.
The EIP is designed to provide awards as determined by the Human Resources Committee of the Board of Directors. Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in Common Shares, awards may be settled in cash or Common Shares. The maximum number of Common Shares issuable under the EIP is 16,000,000.
For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a Common Share on the date of the award, as defined in the EIP. The vesting period for Options and SARs is determined by the Human Resources Committee at the time of grant. Options and SARs have a maximum term of 10 years. No more than 8,000,000 Common Shares may be issued under the EIP pursuant to SARs granted on a stand alone basis.
With respect to any award made in the form of DSUs, RSUs or PSUs, the number of Common Shares awarded to a participant and the vesting period of the award is determined by the Human Resources Committee. Under the EIP, no more than 1,000,000
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

Common Shares may be issued pursuant to DSUs and no more than 2,500,000 Common Shares may be issued pursuant to RSUs.
On March 12, an award of approximately $11.8 million was granted to participants under the EIP for 2010 performance, subject to shareholder approval of the EIP. Participants: (i) below a specified pay grade received their award in the form of SARs settled in Common Shares that vest ratably over five years, and (ii) above a specified salary grade received their award (a) 25% in the form of SARs settled in Common Shares that vest ratably over five years, (b) 25% in RSUs settled in Common Shares that vest ratably over five years, and (c) 50% in PSUs settled in Common Shares that cliff vest after five years subject to the achievement of certain annual targets. In addition, in order to take account of the difference between the four year vesting period for awards under the LTIP and the five year vesting period for the 2010 award under the EIP, in 2010 the Human Resource Committee made a one time award of RSUs that cliff vest after four years to participants above a specified salary grade. The Company issued 1,728,689 SARs, 277,621 RSUs, and 396,602 PSUs, under this plan. This award is being accrued over the vesting periods.
GERDAU AMERISTEEL 2009 ANNUAL REPORT CONSOLIDATED FINANCIAL STATEMENTS

ADDITIONAL DISCLOSURE
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.
(a) Certifications. See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.
(b) Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2009, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(c) Management’s Annual Report on Internal Control over Financial Reporting. The disclosure provided on page 40 in the registrant’s Management’s Discussion and Analysis is incorporated by reference herein.
(d) Attestation Report of the Registered Public Accounting Firm. The disclosure provided on page 41 of the registrant’s audited consolidated financial statements is incorporated by reference herein.
(e) Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2009, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR.
None.
AUDIT COMMITTEE FINANCIAL EXPERT.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The required disclosure is included under the heading “Audit Fees” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
PRE-APPROVAL POLICIES AND PROCEDURES.
The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
OFF-BALANCE SHEET ARRANGEMENTS.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
The required disclosure is included under the heading “Contractual Obligations” in the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
IDENTIFICATION OF THE AUDIT COMMITTEE.
The required disclosure is included under the heading “Audit Committee” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

ADDITIONAL DISCLOSURE REQUIRED BY THE NEW YORK STOCK EXCHANGE
Director Independence
The required disclosure is included under the heading “Director Independence” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Presiding Director at Meetings
The required disclosure is included under the heading “Presiding Director at Meetings” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Communication with Non-Management Directors
The required disclosure is included under the heading “Communication with Non-Management Directors” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Corporate Governance
The required disclosure is included under the heading “Corporate Governance” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.
Board Committee Mandates
The required disclosure is included under the heading “Board Committee Mandates” in the registrant’s Annual Information Form for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F.

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2010.

GERDAU AMERISTEEL CORPORATION
By:	/s/ Mario Longhi
Mario Longhi
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of Deloitte & Touche LLP

99.6	Amended and Restated Senior Export and Working Capital Facility Agreement, dated as of November 6, 2007 among Gerdau Ameristeel US Inc. and GNA Partners, GP, as Borrowers, Gerdau S.A., Gerdau Ameristeel Corporation, Gerdau Açominas S.A., Gerdau Acominas Overseas Limited, Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A., as Guarantors, the financial institutions party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent.

99.7	Loan Agreement dated as of November 23, 2009 among GUSAP Partners II, GP, as Borrower, the guarantors party thereto and Gerdau Holdings Inc., as Lender.

99.8	Credit Agreement dated as of December 21, 2009 among Gerdau Ameristeel Corporation, Consolidated Recycling Incorporated, Gerdau Ameristeel US Inc., Gerdau Ameristeel Sayreville Inc., Gerdau Ameristeel Perth Amboy Inc., Sheffield Steel Corporation, Chaparral Steel Texas, LLC, Chaparral (Virginia) Inc., Chaparral Steel Midlothian, LP, American Materials Transport, Inc., and Enco Materials, Inc., Bank of America, N.A., as Administrative Agent, Bank of America, N.A. (acting through its Canada branch), as Canadian Administrative Agent, Bank of America, N.A. and General Electric Capital Corporation, as Collateral Agents, the issuing banks party thereto and the lenders party thereto.